As filed with the Securities and Exchange Commission on March 4, 2021

1933 Act File No. 333-233803

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 2

BUSINESS DEVELOPMENT

CORPORATION OF AMERICA

(Exact Name of Registrant as Specified in Charter)

9 West 57th Street, 49th Floor, Suite 4920

New York, NY 10019

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code: (212) 588-6770

Richard J. Byrne

Business Development Corporation of America

9 West 57th Street, 49th Floor, Suite 4920

New York, NY 10019

(Name and address of agent for service)

COPIES TO:

Thomas J. Friedmann

Matthew J. Carter

Jonathan H. Gaines

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

Tel: (617) 728-7120

Fax: (617) 426-6567

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box ☐

It is proposed that this filing will become effective (check appropriate box): ☒ when declared effective pursuant to section 8(c).

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. A registration statement relating to these securities has been filed with, and declared effective by, the Securities and Exchange Commission.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED March 4, 2021

Distribution Reinvestment Plan

55,000,000 shares of Common Stock

Business Development Corporation of America is a specialty finance company. Our investment objective is to generate both current income and to a lesser extent long-term capital appreciation through debt and equity investments.

We are an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a regulated investment company under the Internal Revenue Code of 1986, as amended. We are managed by BDCA Adviser, LLC, or our Adviser. Our Adviser is a limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940. Our Adviser oversees the management of our activities and is responsible for making investment decisions with respect to our portfolio.

This prospectus relates to 55,000,000 shares of common stock, $0.001 par value per share, of Business Development Corporation of America registered for issuance under the Business Development Corporation of America Distribution Reinvestment Plan (the “DRIP”). There are 32,323,178 shares of common stock available for issuance under this prospectus as of November 1, 2020.

We have adopted a DRIP, which may in the future include a direct stock purchase plan collectively, (the “Plan”). The direct stock purchase feature of the Plan, if adopted, will be used with an intent to provide existing holders of our common stock with a convenient and economical method to purchase shares of our common stock and will be described in more detail in a separate prospectus supplement. The DRIP provides our stockholders with a simple and convenient method of investing cash dividends and distributions in our common stock. We suggest that you retain this prospectus for future reference.

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a complete loss of investment. See “Risk Factors” beginning on page 21 to read about the risks you should consider before buying shares of our common stock, including the risk of leverage.

•	You should not expect to be able to sell your shares regardless of how we perform. Because you will be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

•	If you are able to sell your shares, you will likely receive less than your purchase price.

•	We may, but currently do not intend to, list our shares on any securities exchange, and we do not expect a secondary market in the shares to develop in the foreseeable future.

•	We have implemented a share repurchase program, but only a limited number of shares are eligible for repurchase by us.

•	You should consider that you may not have access to the money you invest for an indefinite period of time.

•	An investment in our shares is not suitable for you if you need access to the money you invest. See “Share Repurchase Program,” “Suitability Standards” and “Liquidity Strategy.”

•	We intend to invest largely in first and second lien senior secured loans and mezzanine debt issued by middle market companies, which include securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

•	Our distributions may be funded from proceeds of an offering or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. We have not established any limit on the extent to which we may use offering proceeds or borrowings for this purpose. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the SEC as required. This information is available free of charge by contacting us 9 West 57th Street, 49th Floor, Suite 4920, New York, New York, 10019 or by telephone at (212) 588-6770 or on our website at www.bdcofamerica.com. The SEC also maintains a website at www.sec.gov that contains such information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                   , 2021

SUITABILITY STANDARDS

We have established financial suitability standards for investors who purchase shares of our common stock. All Plan participants should carefully review the following suitability standards to determine whether they are eligible to participate in the Plan. These standards require you to meet the applicable criteria below. In determining your net worth, do not include your home, home furnishings or your automobile.

General Standards for all Investors

Investors must have either (i) a net worth of at least $250,000 or (ii) a net worth of at least $70,000 and an annual gross income of at least $70,000.

Additional Standards for Residents of Certain States

In addition, we will not distribute shares to Plan participants in the states named below unless they meet special suitability standards.

Alabama — In addition to the general suitability standards stated above, investors who reside in the state of Alabama must have a liquid net worth of at least 10 times their investment in us and our affiliates.

Arizona — The term of this offering shall be effective for a period of one year with the ability to renew for additional periods of one year.

California — Investors who reside in the State of California must have either (i) a minimum net worth of at least $250,000 and a minimum annual gross income of at least $65,000 or (ii) a liquid net worth of at least $500,000. Additionally, a California investor’s total investment in us may not exceed 10% of his or her net worth.

Idaho — Investors who reside in the state of Idaho must have either (i) a minimum net worth of at least $85,000 and a minimum annual gross income of at least $85,000 or (ii) a minimum net worth of at least $300,000. Additionally, an Idaho investor’s total investment in us shall not exceed 10% of his or her liquid net worth. (The calculation of liquid net worth shall include only cash plus cash equivalents. Cash equivalents include assets which may be convertible to cash within one year.)

Iowa — Investors who reside in the state of Iowa must have either (i) a minimum annual gross income of at least $100,000 and a minimum net worth of at least $100,000 or (ii) a minimum net worth of at least $350,000. (Net worth should be determined exclusive of home, auto and home furnishings.) In addition, each investor who is not an “accredited investor,” as defined in 17 C.F.R. § 230.501, must limit his or her aggregate investment in this offering and in the securities of other non-publicly traded business development companies to 10% of such investors liquid net worth. (Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities.)

Kansas — The Kansas Securities Commissioner recommends that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and other non-exchange listed BDCs. “Liquid net worth” is defined as the portion of net worth that consists of cash, cash equivalents, and readily marketable securities.

Kentucky — An investor must have either (i) a minimum net worth of at least $70,000 and a minimum annual gross income of at least $70,000 or (ii) a minimum net worth of at least $250,000. Additionally, a Kentucky resident’s investment in our Shares or the shares of our affiliated, non-publicly traded business development companies may not exceed 10% of his or her liquid net worth. “Liquid net worth” shall be defined as that portion of a person’s net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Maine — The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts — Each investor’s aggregate investment in this offering and in other illiquid direct participation programs (including real estate investment trusts, other BDCs, oil and gas programs, equipment leasing programs, and commodity pools) may not exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Michigan — In addition to the suitability standards above, a Michigan investor cannot invest 10% of his or her net worth in us.

Missouri — Each investor’s aggregate investment in our Shares may not exceed 10% of his or her liquid net worth.

i

Nebraska — Each investor must have either (a) a gross annual income of at least $70,000 and a net worth of at least $70,000 or (b) a net worth of at least $250,000 (exclusive of home, home furnishing and automobiles). Each investor must also limit his or her investments in our Shares and in the securities of other non-traded business development companies to a maximum of 10% of his or her net worth.

New Jersey — New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development programs, oil and gas programs, equipment leasing programs and commodity pools, but excluding private offerings that are exempt from registration) may not exceed ten percent (10%) of his or her liquid net worth.

New Mexico — A New Mexico investor’s aggregate investment in us, our affiliates and in other non-traded business development companies may not exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

North Dakota — In addition to the general suitability requirements described above, our shares will only be sold to residents of North Dakota representing that their investment will not exceed 10% of his or her net worth and that they meet one of the established suitability standards.

Ohio — In addition to the general suitability requirements described above, an Ohio investor’s aggregate investment in us, shares of our affiliates and in other non-traded business development company programs may not exceed ten percent (10%) of his, her or its liquid net worth. “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Oklahoma — Investors must have either (a) a minimum net worth of at least $100,000 and a minimum annual gross income of $100,000, or (b) a minimum net worth of $250,000. In addition, an Oklahoma investor’s investment in this offering may not exceed ten percent (10%) of his or her net worth. For these purposes, “net worth” is exclusive of an investor’s home, home furnishings, and automobiles.

Oregon — Investors may not invest more than 10% of their liquid net worth in us and our affiliates. “Liquid net worth” is defined as net worth excluding the value of the investor’s home, home furnishings and automobiles.”

Tennessee — Investors who are not “accredited investors” as defined in 17 C.F.R. § 230.501 may not invest more than 10% of their liquid net worth (exclusive of home, home furnishings, and automobiles) in us.

Texas — Investors must have either (i) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of at least $100,000, or (ii) a minimum liquid net worth of $250,000. For this purpose, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents, and readily marketable securities.

Vermont — Each investor who is not an “accredited investor” as defined in 17 C.F.R. § 230.501 may not purchase an amount of Shares in this offering that exceeds 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings, or automobiles) minus total liabilities. Vermont residents who are “accredited investors” are not subject to the limitation described in this paragraph.

In addition to investors who meet the minimum income and net worth requirements set forth above, our Shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts, and certain other financial institutions. A financial institution that desires to purchase Shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.

In addition to the suitability standards established herein, a selected dealer may impose additional suitability requirements to which an investor could be subject

ii

BUSINESS DEVELOPMENT CORPORATION OF AMERICA
TABLE OF CONTENTS

iii

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this follow-on offering fully, you should read the entire prospectus carefully including the section entitled “Risk Factors,” before making a decision to invest in our common stock.

Unless otherwise noted, the terms “we,” “us,” “our” and “Company” refer to Business Development Corporation of America and its consolidated subsidiaries. We refer to BDCA Adviser, LLC as “BDCA Adviser” or “our Adviser.”

We are an externally managed, non-diversified closed-end management investment company. We have elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, we have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually hereafter, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

We were incorporated in Maryland in May 2010 and commenced our public offering (the “PO”) on January 25, 2011. As of September 30, 2020, we had issued 228.6 million shares of common stock for gross proceeds of $2.3 billion, including the shares purchased by affiliates and shares issued under the DRIP. We have issued no shares under the direct stock purchase feature of the Plan. As of September 30, 2020, we had repurchased a cumulative 27.9 million shares of common stock through our share repurchase program for payments of $239.7 million.

We are externally managed by our investment adviser, BDCA Adviser, LLC (“BDCA Adviser” or the “Adviser”), a subsidiary of Benefit Street Partners LLC (“BSP”), a leading credit-focused alternative asset management firm with over $29 billion of assets under management as of December 31, 2020. In addition, BSP provides us with administrative services under an administration agreement (“Administration Agreement”) with the Company. On February 1, 2019, Franklin Resources, Inc. and Templeton International, Inc. (collectively, “Franklin Templeton”), completed their acquisition of BSP, including BSP’s 100% ownership in the Adviser (the “FT Transaction”). All investment professionals managing us and our investments, and all members of the BSP’s Investment Committee maintained their respective responsibilities after the closing of the FT Transaction. We believe we benefit from the significant investment platform, personnel, scale and resources of our Adviser, BSP and Franklin Templeton. Our investment activities are managed by the Adviser, and supervised by our board of directors, a majority of whom are independent of the Adviser and its affiliates. As a BDC, we are required to comply with certain regulatory requirements. See “Regulation” for discussion of BDC regulation and other regulatory considerations.

Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in senior secured loans, and to a lesser extent, mezzanine loans, unsecured loans and equity of predominantly private U.S. middle-market companies. We define middle market companies as those with annual revenues up to $1 billion, although we may invest in larger or smaller companies. We also purchase interests in loans or corporate bonds through secondary market transactions. As of September 30, 2020, 80.1% of our portfolio was invested in senior secured loans.

Senior secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in priority of payments and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. We may also invest in the equity and junior debt tranches of collateralized loan obligation investment vehicles (“Collateralized Securities” or “CLOs”). For a discussion of the risks inherent in our portfolio investments, please see the discussion under “Risk Factors”.

We may co-invest, subject to the conditions included in the exemptive order we received from the U.S. Securities and Exchange Commission (the “SEC”), with certain of our affiliates. See “Material Conflicts of Interest” below. We believe that such co- investments afford us additional investment opportunities and an ability to achieve greater diversification.

As a BDC, we are generally required to invest at least 70% of our total assets primarily in securities of private and certain U.S. public companies (other than certain financial institutions), cash, cash equivalents and U.S. government securities and other limited float high quality debt investments that mature in one year or less.

We are permitted to borrow money from time to time within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one half of our total assets). We have used, and expect to continue to use, our credit facilities and other borrowings, along with proceeds from the rotation of our portfolio and proceeds from private securities offerings to finance our investment objectives. See “Regulation” for discussion of BDC regulation and other regulatory considerations. Although the Small Business Credit Availability Act of 2018 (the “SBCAA”) amended the 1940 Act to permit BDCs to incur increased leverage if certain conditions are met, we do not presently intend to avail ourselves of the increased leverage limits permitted by the SBCAA. If we were to avail ourselves of the increased leverage permitted by the SBCAA, this would effectively allow the Company to double its leverage, which would increase leverage risk and expenses.

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in shares of our common stock. The following are some of the risks you will take in investing in our shares:

•	Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability, including the current COVID-19 pandemic.

•	Future disruptions or instability in capital markets could negatively impact our ability to raise capital, and have a material adverse effect on our business, financial condition and results of operations.

•	Uncertainty with respect to the financial stability of the United States and several countries in the European Union (“EU”) could have a significant adverse effect on our business, financial condition and results of operations.

•	The amount of any distributions we pay is uncertain. Our distributions to our stockholders may exceed our earnings. Therefore, portions of the distributions that we pay may represent a return of capital to you which will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets. We may not be able to pay you distributions, and our distributions may not grow over time. A return of capital is a return of your initial investment in the Company rather than earnings or gains derived from our investment activities. We have not paid a distribution that represented a return of capital since November 2, 2015.

•	Price declines in the large corporate leveraged loan market may adversely affect the fair value of debt securities we hold, reducing our net asset value through increased net unrealized depreciation.

•	A significant portion of our investment portfolio is recorded at fair value as determined in good faith by our board of directors and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

•	Our board of directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

•	We depend upon information systems, and systems failures could significantly disrupt our business, which may, in turn, negatively affect the value of our common stock and our ability to pay distributions.

•	We may be obligated to pay our Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

•	Our fee structure may induce our Adviser to make speculative investments or incur debt.

•	There are significant potential conflicts of interest that could impact our investment returns.

•	Our ability to enter into transactions with our affiliates is restricted.

•

Our investments in portfolio companies may be risky, and we could lose all or part of our investment. We intend to invest primarily in first and second lien senior secured loans and mezzanine debt issued by middle market companies. For our senior secured lien loans, the collateral securing these investments may decrease in value or lose its entire value over time or may fluctuate based on the performance of the portfolio company which may lead to a loss in principal. Mezzanine debt investments are typically unsecured, and investing in mezzanine debt may involve a heightened level of risk, including a loss of principal or the loss of the entire investment. Our investments may include securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “high yield” or “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

•	Our business prospects and the prospects of our portfolio companies, including our and their ability to achieve our respective objectives as a result of the current COVID-19 pandemic.

•	Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect.

•	CLO investments are subject to interest rate risk.

•	There is the potential for interruption and deferral of cash flow from CLO investments.

•	Loans of CLOs may be sold and replaced, resulting in a loss to us.

•	We have sold unsecured notes and have entered into revolving credit facilities with Citi and Wells Fargo that contain various covenants which, if not complied with, could accelerate repayment under the credit facilities, thereby materially and adversely affecting our liquidity, financial condition, results of operations and our ability to pay distributions to our stockholders.

•	Because we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

•	As a result of certain limitations in our share repurchase program, you will have limited opportunities to sell your shares and, to the extent you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares. We currently intend to limit the number of shares to be repurchased during any redemption period to the number of shares of common stock we are able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during such redemption period. Our eight most recent tender offers were oversubscribed.

•	Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

•	Our shares will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

•	We may limit the number of shares to be repurchased during any redemption period to the number of shares of common stock we are able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during such redemption period.

•	We may be subject to corporate-level U.S. federal taxes if we fail to maintain our qualification as a RIC.

•	Proposed regulations may impact our ability to qualify as a RIC if we do not receive timely distributions from certain of our CLO and other non-U.S. equity investments.

See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

About Our Adviser, BSP and Franklin Templeton

BDCA Adviser, LLC, our investment adviser, is served by BSP’s origination, investment and portfolio management team. In total, BSP consists of over 102 investment professionals and over 202 total employees as of January 31, 2021. The Adviser, a Delaware limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser is a subsidiary of BSP, which is also registered as an investment adviser under the Advisers Act.

BSP is a leading credit-focused alternative asset management firm with over $29 billion of assets under management as of December 31, 2020. Established in 2008, the BSP platform manages funds for institutions and high-net-worth investors across various credit funds and complementary strategies, including private/opportunistic debt, structured credit, high yield, special situations, long-short liquid credit, and commercial real estate debt. These strategies complement each other as they all leverage the sourcing, analytical, compliance, and operational capabilities that encompass BSP’s robust platform.

Franklin Resources, Inc. (NYSE:BEN) is a global investment management organization operating as Franklin Templeton Investments. Franklin Templeton Investments provides global and domestic investment management to retail, institutional and sovereign wealth clients in over 165 countries. Franklin Templeton Investments’ more than 1,300 investment professionals are supported by its integrated, worldwide team of risk management professionals and global trading desk network. With offices in over 30 countries, the California-based company has more than 70 years of investment experience and over $1.4 trillion in assets under management as of December 31, 2020.

Our investment committee consists of Thomas Gahan, Chief Executive Officer of BSP, Michael Paasche, Senior Managing Director of BSP, and Blair D. Faulstich, Senior Portfolio Manager for Private Debt at BSP, each with over 20 years of experience in the financial services industry and substantial experience in originating, underwriting and structuring credit investments.

Market Opportunity

We believe that there exists a unique opportunity for BDCs with experience in investing in middle market companies. In our view, middle market companies provide attractive current yields and significant downside protection.

Our current opportunity is highlighted by the following factors:

•	Large pool of uninvested private equity capital likely to seek additional capital to support private investments . We believe there remains a large pool of uninvested private equity capital available to middle market companies. We expect that private equity firms will be active investors in middle market companies and that these private equity firms will seek to supplement their equity investments with senior secured and mezzanine debt and equity co-investments from other sources, such as us.

•	Consolidation among commercial banks has reduced their focus on middle market businesses. The commercial banks in the United States, which have traditionally been the primary source of capital to middle market companies, have experienced consolidation, loan losses, and stricter regulatory scrutiny, which has led to a significant tightening of credit standards and substantially reduced loan volume to the middle market. Many financial institutions that have historically loaned to middle market companies have failed or been acquired, and we believe that larger financial institutions are now more focused on syndicated lending to larger corporations and are allocating capital to business lines that generate fee income and involve less balance sheet risk. We believe this market dynamic provides us with numerous opportunities to originate new debt and equity investments in middle market companies.

•	Refinancing activities will provide continued opportunities to extend capital to middle market companies. A significant volume of senior secured and mezzanine debt is expected to come due over the next several years. As companies seek to refinance their debt, we believe this will create new financing opportunities for us.

•	Lower default rates and higher recovery rates in the middle market. Default rates remain relatively low, with generally higher recovery rates in the middle market. Middle market companies are generally over-equitized as compared to large cap companies.

•	Favorable Pricing Environment in the Loan Market. Lower valuation levels in certain situations, combined with reduced liquidity in the secondary loan market, have created opportunities to acquire relatively high yielding senior and subordinated debt, both secured and unsecured, at potentially attractive prices.

Business Strategy

Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in first and second lien senior secured debt investments and mezzanine debt issued by middle market companies.

We have adopted the following business strategy to achieve our investment objectives:

•	Utilize the experience and expertise of the principals of our Adviser and BSP. Certain principals of our Adviser and BSP have a broad network of contacts with financial sponsors, commercial and investment banks and leaders within a number of industries that we believe produce significant proprietary investment opportunities outside the normal banking auction process.

•	Focus on middle market companies with stable cash flow. We believe that middle market lending is less competitive than the broadly syndicated loan market, and this is one factor that allows us to negotiate favorable investment terms. Such favorable terms include higher debt yields, more significant covenant protection and greater equity participation than typical of transactions involving larger companies. We generally invest in established companies with positive cash flow. We believe these companies possess better risk-adjusted return profiles than newer companies that are building management expertise or in the early stages of building a revenue base. These middle market companies represent a significant portion of the U.S. economy and often require substantial capital investment to grow their businesses.

•	Employ disciplined underwriting policies and rigorous portfolio management. We employ an extensive underwriting process that includes a review of a prospective portfolio company’s competitive position, financial performance and industry dynamics. We prepare a detailed investment memo and, in addition, we perform substantial due diligence on potential investments, and seek to invest with management teams and/or private equity sponsors who have proven capabilities in building value. As part of the monitoring process for portfolio companies, our Adviser analyzes monthly (if available), quarterly, and annual financial statements versus the previous periods and year, reviews financial projections, and may perform other procedures including meeting with management, attending board meetings and reviewing compliance certificates and covenants.

•	Focus on long-term credit performance and principal protection. We structure our customized loan investments on a relatively conservative basis with high cash yields, security interests (preferably first lien) where possible, cash origination fees, and appropriate leverage levels. We seek strong deal protection for our customized debt investments, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control. We believe these protections reduce our risk of capital loss.

•	Diversification. We seek to diversify our portfolio broadly among companies in a multitude of different industries, thereby reducing the concentration of credit risk in any one company or sector of the economy. We cannot guarantee that we will be successful in this effort.

The following chart shows our primary service providers and the ownership structure of certain entities affiliated with us and our Adviser:

Plan of Distribution

Pursuant to the DRIP, we reinvest all cash dividends or distributions (“Distributions”) declared by our board of directors on behalf of investors who do not elect to receive their Distributions in cash (the “Participants”). As a result, if our board of directors declares a Distribution, then stockholders who have not elected to “opt out” of the DRIP will have their Distributions automatically reinvested in additional shares of our common stock at a price equal to NAV per share as estimated in good faith by us on the payment date. The timing and amount of any future Distributions to stockholders are subject to applicable legal restrictions and the sole discretion of our board of directors. Sales pursuant to the direct stock purchase feature of the plan will be described in greater detail in a subsequent prospectus supplement.See “Distribution Reinvestment and Direct Stock Purchase Plan.”

Use of Proceeds

We cannot determine precisely the number of shares of common stock that ultimately may be sold pursuant to the DRIP. We will receive no proceeds from the issuance of any shares pursuant to the DRIP. Shares issued pursuant to the DRIP would reduce the cash amounts needed to pay Distributions. We cannot determine precisely the number of shares of common stock that ultimately may be sold pursuant to the direct stock purchase feature of the Plan.

Financing Arrangements

We may use borrowed funds, known as “leverage,” to make investments and to attempt to increase returns to our stockholders by reducing our overall cost of capital. As a BDC, we are only allowed to employ leverage to the extent that our asset coverage, as defined in the 1940 Act, equals at least 200% after giving effect to such leverage. Although the SBCAA amended the 1940 Act to permit BDCs to incur increased leverage if certain conditions are met, we do not presently intend to avail ourselves of the increased leverage limits permitted by the SBCAA. If we were to avail itself of the increased leverage permitted by the SBCAA, this would effectively allow us to double our leverage, which would increase leverage risk and expenses.

Wells Fargo Credit Facility

On July 24, 2012, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, BDCA Funding I, LLC (“Funding I”), entered into a revolving credit facility with Wells Fargo and U.S. Bank as collateral agent, account bank, and collateral custodian (as amended from time to time, the “Existing Wells Fargo Credit Facility”). The Existing Wells Fargo Credit Facility was amended on July 7, 2020 (the "July 7th Amendment") to decrease the total aggregate principal amount of borrowings from $600.0 million on a committed basis to $575.0 million. Prior to the July 7th Amendment, the facility was priced at one-month LIBOR, with no LIBOR floor, plus a spread ranging between 1.65% and 2.50% per annum. After the July 7th Amendment, the Existing Wells Fargo Credit Facility was priced at one-month LIBOR, with no LIBOR floor, plus a spread of 2.75% per annum. Interest was payable quarterly in arrears. Funding I was subject to a non-usage fee to the extent the aggregate principal amount available under the Existing Wells Fargo Credit Facility has not been borrowed. The non-usage fee per annum was 0.50% for the first 25% of the unused balance and 2.0% for the portion of the unused balance that exceeded 25%, except for the period from March 15, 2019 through June 15, 2019, where the non-usage fee per annum was 0.50% on any principal amount unused.

On August 28, 2020, the Company refinanced the Existing Wells Fargo Credit Facility with (i) a $300.0 million revolving credit facility with the Company, as collateral manager, Funding I, as borrower, the lenders party thereto, Wells Fargo, as administrative agent, and U.S. Bank, as collateral agent and collateral custodian (the “New Wells Fargo Credit Facility,” together with Existing Wells Fargo Credit Facility, “Wells Fargo Credit Facility”) and (ii) the JPM Credit Facility (as defined below).

The New Wells Fargo Credit Facility provides for borrowings through August 28, 2023, and any amounts borrowed under the New Wells Fargo Credit Facility will mature on August 28, 2025. The New Wells Fargo Credit Facility is priced at three-month LIBOR, with a LIBOR floor of zero, plus a spread calculated based upon the composition of loans in the collateral pool, which will not exceed 2.75% per annum. Interest is payable quarterly in arrears. Funding I will be subject to a non-usage fee to the extent the commitments available under the New Wells Fargo Credit Facility have not been borrowed. The non-usage fee per annum is 0.50% for the first 25% of the unused balance and 2.0% for the portion of the unused balance that exceeds 25%. Funding I paid a structuring fee and incurred other customary costs and expenses in connection with the New Wells Fargo Credit Facility.

Funding I’s obligations under the New Wells Fargo Credit Facility are secured by a first priority security interest in substantially all of the assets of Funding I, including its portfolio of investments and the Company’s equity interest in Funding I. The obligations of Funding I under the New Wells Fargo Credit Facility are non-recourse to the Company.

In connection with the New Wells Fargo Credit Facility, the Company and Funding I have made certain representations and warranties and are required to comply with various covenants and other customary requirements. The New Wells Fargo Credit Facility contains customary default provisions pursuant to which the administrative agent and the lenders under the New Wells Fargo Credit Facility may terminate the Company in its capacity as collateral manager/portfolio manager under the New Wells Fargo Credit Facility. Upon the occurrence of an event of default under the New Wells Fargo Credit Facility, the administrative agent or the lenders may declare the outstanding advances and all other obligations under the New Wells Fargo Credit Facility immediately due and payable.

JPM Credit Facility

On August 28, 2020, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, BDCA 57th Street Funding, LLC (“57th Street”), entered into a $300.0 million revolving credit facility with JPMorgan Chase Bank, National Association, as administrative agent (“JPM”), and U.S. Bank, as collateral agent, collateral administrator and securities intermediary (the “JPM Credit Facility”).

The JPM Credit Facility provides for borrowings through August 28, 2023, and any amounts borrowed under the JPM Credit Facility will mature on August 28, 2023 unless the administrative agent exercises its option to extend the maturity date to August 28, 2024. The JPM Credit Facility is priced at three-month LIBOR, with a LIBOR floor of zero, plus a spread of 2.75% per annum. Interest is payable quarterly in arrears. 57th Street will be subject to a non-usage fee to the extent the commitments available under the JPM Credit Facility have not been borrowed. The non-usage fee per annum is 0.50% until August 28, 2021, where the non-usage fee per annum will be 0.75% on any principal amount unused. 57th Street paid a structuring fee and incurred other customary costs and expenses in connection with the JPM Credit Facility.

57th Street’s obligations under the JPM Credit Facility are secured by a first priority security interest in substantially all of the assets of 57th Street, including its portfolio of investments and the Company’s equity interest in 57th Street. The obligations of 57th Street under the JPM Credit Facility are non-recourse to the Company.

In connection with the JPM Credit Facility, the Company and 57th Street have made certain representations and warranties and are required to comply with various covenants and other customary requirements. The JPM Credit Facility contains customary default provisions pursuant to which the administrative agent and the lenders under the JPM Credit Facility may terminate the Company in its capacity as collateral manager/portfolio manager under the JPM Credit Facility. Upon the occurrence of an event of default under the JPM Credit Facility, the administrative agent or the lenders may declare the outstanding advances and all other obligations under the JPM Credit Facility immediately due and payable.

Citi Credit Facility

On June 27, 2014, the Company, through a wholly-owned, special purpose financing subsidiary, BDCA-CB Funding, LLC (“CB Funding”), entered into a credit facility (as amended from time to time, the “Citi Credit Facility”) with Citibank, N.A. (“Citi”) as administrative agent and U.S. Bank as collateral agent, account bank, and collateral custodian. The Citi Credit Facility provides for borrowings in an aggregate principal amount of up to $400.0 million on a committed basis, subject to the administrative agent’s right to approve the assets acquired by CB Funding and pledged as collateral under the Citi Credit Facility. The Citi Credit Facility's reinvestment period ends on May 31, 2021 and matures on May 31, 2022. On June 22, 2020, the Company, through CB Funding, entered into an amendment (the “Citi Amendment”) to the Citi Credit Facility. The Citi Amendment, among other things, makes certain changes to the Citi Credit Facility in connection with the upcoming LIBOR discontinuation. In connection with the Citi Credit Facility, CB Funding has made certain representations and warranties, is required to comply with various covenants, reporting requirements, and other customary requirements for similar facilities and is subject to certain customary events of default. Upon the occurrence and during the continuation of an event of default, Citi may declare the outstanding advances and all other obligations under the Citi Credit Facility immediately due and payable. During the continuation of an event of default, CB Funding must pay interest at a default rate.

The Citi Credit Facility contains customary default provisions for facilities of this type pursuant to which Citi may terminate the rights, obligations, power, and authority of the Company, in its capacity as servicer of the portfolio assets under the Citi Credit Facility, including, but not limited to, non-performance of Citi Credit Facility obligations, insolvency, defaults of certain financial covenants, and other events with respect to the Company that may be adverse to Citi and the secured parties under the Citi Credit Facility.

The Citi Credit Facility is priced at three-month LIBOR plus a spread of 1.60% per annum through and including the last day of the investment period and 2.00% per annum thereafter. Interest is payable quarterly in arrears. CB Funding is subject to a non-usage fee to the extent the aggregate principal amount available under the Citi Credit Facility has not been borrowed. The non-usage fee per annum is 0.50%. Any amounts borrowed under the Citi Credit Facility along with any accrued and unpaid interest thereunder will mature, and will be due and payable, in three years.

MassMutual Credit Facility

On July 7, 2020, the Company and a wholly-owned, special purpose financing subsidiary, BDCA Asset Financing, LLC (“BDCA Asset Financing”), entered into a loan and servicing agreement (the “MassMutual Credit Facility”) with Massachusetts Mutual Life Insurance Company (“MassMutual”) as facility servicer and a lender and U.S. Bank National Association as collateral custodian, collateral administrator and administrative agent. The MassMutual Credit Facility provides for borrowings of up to $100.0 million on a committed basis, and, subject to satisfaction of certain conditions, contains an accordion feature whereby the Mass Mutual Credit Facility can be expanded to $150.0 million.

BDCA Asset Financing’s obligations under the MassMutual Credit Facility are secured by a first priority security interest in substantially all of the assets of BDCA Asset Financing, including its portfolio of investments and the Company’s equity interest in BDCA Asset Financing. The obligations of BDCA Asset Financing under the MassMutual Credit Facility are non-recourse to the Company.

The MassMutual Credit Facility provides for borrowings through December 31, 2021 and matures on December 31, 2025.

The MassMutual Credit Facility is priced at three-month LIBOR, with a LIBOR floor of 0.75%, plus a spread of 5.0% per annum. Interest is payable quarterly in arrears. BDCA Asset Financing will be subject to a non-usage fee of 0.50% to the extent the aggregate principal amount available under the MassMutual Credit Facility has not been borrowed. BDCA Asset Financing paid a structuring fee and incurred other customary costs and expenses in connection with the MassMutual Credit Facility.

In connection with the MassMutual Credit Facility, the Company and BDCA Asset Financing have made certain representations and warranties and are required to comply with various covenants and other customary requirements. The MassMutual Credit Facility contains customary default provisions pursuant to which MassMutual may terminate the Company in its capacity as portfolio asset servicer of the portfolio assets under the MassMutual Credit Facility. Upon the occurrence of an event of default, MassMutual may declare the outstanding advances and all other obligations under the MassMutual Credit Facility immediately due and payable.

2020 Notes

On August 26, 2015, the Company entered into a Purchase Agreement relating to the Company’s sale of $100.0 million aggregate principal amount of its 6.00% fixed rate senior notes due September 1, 2020 (the “2020 Notes”). The 2020 Notes were subject to customary indemnification provisions and representations, warranties, and covenants. The net proceeds from the sale of the 2020 Notes were approximately $97.9 million. The 2020 Notes bore interest at a rate of 6.00% per year, payable semi-annually.

On August 14, 2020, the Company redeemed all outstanding 2020 Notes.

2022 Notes

On December 14, 2017, the Company entered into a Purchase Agreement relating to the Company's sale of $150.0 million aggregate principal amount of its 4.75% fixed rate notes due December 30, 2022 (the “2022 Notes”). The 2022 Notes are subject to customary indemnification provisions and representations, warranties, and covenants. The net proceeds from the sale of the 2022 Notes were approximately $147.0 million. The 2022 Notes bear interest at a rate of 4.75% per year, payable semi-annually.

2023 Notes

On May 11, 2018, the Company entered into a Purchase Agreement relating to the Company's sale of $60.0 million aggregate principal amount of its 5.375% fixed rate notes due May 30, 2023 (the “2023 Notes”). The 2023 Notes are subject to customary indemnification provisions and representations, warranties, and covenants. The net proceeds from the sale of the 2023 Notes were approximately $58.7 million. The 2023 Notes bear interest at a rate of 5.375% per year, payable semi-annually.

2024 Notes

On December 3, 2019, the Company entered into a Purchase Agreement relating to the Company's sale of $100.0 million aggregate principal amount of its 4.85% fixed rate notes due December 15, 2024 (the “2024 Notes”). The 2024 Notes are subject to customary indemnification provisions and representations, warranties, and covenants. The net proceeds from the sale of the 2024 Notes were approximately $98.4 million. The 2024 Notes bear interest at a rate of 4.85% per year, payable semi-annually.

See “Liquidity and Capital Resources” for more information about these financing arrangements.

We expect that in the future, we may use other sources of financing for our investments such as proceeds from secured or unsecured financings from banks or other lenders or proceeds from private offerings. However, our ability to incur additional debt will be dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders.

Share Repurchase Program

We may, but do not currently intend to, list our securities on any securities exchange and do not expect a public market to develop for the shares in the foreseeable future. Therefore, stockholders should expect to have limited ability to sell their shares.

On September 12, 2012, we conducted our first tender offer pursuant to our share repurchase program (the “SRP”). We will offer to repurchase shares on such terms as may be determined by our board of directors unless, in the judgment of the independent members of our board of directors, such repurchases would not be in our best interests or would violate applicable law. We anticipate making periodic repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, or the Exchange Act, and the 1940 Act. The offer to repurchase common shares is conducted solely through tender offer materials mailed to each shareholder and is not being made through this prospectus.

We intend to limit the number of shares repurchased pursuant to our proposed share repurchase program as follows: (1) we currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan feature of the Plan; at the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares; (2) we will not repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year; (3) unless you tender all of your shares, you must tender at least 25% of the amount of shares you have purchased in the offering and must maintain a minimum balance of $1,000 subsequent to submitting a portion of your shares for repurchase by us; and (4) to the extent that the number of shares put to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Our eight most recent tender offers were oversubscribed. Any repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from principal repayments or other liquidation of debt and equity securities as of the end of the applicable period to repurchase shares.

The overall limitation imposed on tender offers during the relevant redemption period provides that we may limit the number of shares to be repurchased during any redemption period to the number of shares of common stock we are able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during such redemption period.

Liquidity Strategy

The shares have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. We may, but do not currently intend to, list our shares on an exchange and do not expect a public trading market to develop for the shares in the foreseeable future. Because of the lack of a trading market for our shares, stockholders may not be able to sell their shares promptly or at a desired price. Furthermore, shares transferred by investors may be transferred at a discount to our current NAV. We intend to explore a potential liquidity event for our stockholders between five and seven years following the completion of our offering stage. However, we may explore or complete a liquidity event at such earlier or later time as our board of directors may determine, taking into consideration market conditions and other factors. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public equity offering in any continuous two year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event and that such conditions will improve in the future. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. While our intention is to explore a potential liquidity event between five and seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe.

Investment Advisory and Management Services Agreement

Pursuant to the Investment Advisory and Management Services Agreement, dated as of October 22, 2018 (the “Investment Advisory Agreement”), by and among us and BDCA Adviser our Adviser oversees the management of our activities and is responsible for making investment decisions with respect to our portfolio.

Prior to February 1, 2019, our Adviser provided investment advisory and management services pursuant to an investment advisory and management services agreement, between the Company and the Adviser, initially effective as of November 1, 2016 (as amended, the “Prior Investment Advisory Agreement”), which had been most recently re-approved by our board of directors in August 2018. The terms of the Prior Investment Advisory Agreement were materially identical to the Investment Advisory Agreement. The Prior Investment Advisory Agreement automatically terminated on February 1, 2019 upon the indirect change of control of the Adviser on the consummation of the FT Transaction. The Investment Advisory Agreement was approved by stockholders at a special meeting held on January 11, 2019, and took effect February 1, 2019. For additional information regarding the FT Transaction, please see the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments.”

Responsibilities of the Adviser

Subject to the overall supervision of our board of directors, our Adviser manages the day-to-day operations of, and provides investment advisory and management services to us. Under the terms of our Investment Advisory Agreement, our Adviser, among other things:

•	Determines the composition and allocation of our portfolio, the nature and timing of the changes in our portfolio and the manner of implementing such changes;

•	Identifies, evaluates and negotiates the structure of the investments we make;

•	Executes, monitors and services our investments;

•	Determines the securities and other assets that we will purchase, retain, or sell;

•	Performs due diligence on prospective portfolio companies; and

•	Provides us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our funds.

Our Adviser’s services under the Investment Advisory Agreement are not exclusive, and they are free to furnish similar services to other entities so long as their services to us are not impaired.

Compensation of the Adviser

Pursuant to the Investment Advisory Agreement and for the investment advisory and management services provided thereunder, we pay our Adviser a base management fee and an incentive fee.

Base Management Fee

The base management fee is calculated at an annual rate of 1.5% of our average gross assets (including assets purchased with borrowed funds). The base management fee is payable quarterly in arrears. Average gross assets are calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. All or any part of the base management fee not taken as to any quarter is deferred without interest and may be taken in such other quarter as the Adviser will determine. However, any deferred base management fee must be taken within three calendar years of the date on which such fee was first payable by us. The base management fee for any partial month or quarter is appropriately pro-rated.

Incentive Fees

The incentive fee consists of two parts. The first part is referred to as the incentive fee on income and it is calculated and payable quarterly in arrears based on our “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter. “Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that the we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement with BSP and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with payment-in-kind (“PIK”) interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The payment of the incentive fee on income is subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on the value of our net assets at the end of the most recently completed calendar quarter of 1.75% (7.00% annualized), subject to a “catch up” feature (as described below). The calculation of the incentive fee on income for each quarter is as follows:

•	No incentive fee on income is payable to the Adviser in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the preferred return rate of 1.75%, or 7.00% annualized (the “Preferred Return”), on net assets;

•	100% of our Pre-Incentive Fee Net Investment Income, if any, that exceeds the preferred return but is less than or equal to 2.1875% in any calendar quarter (8.75% annualized) is payable to the Adviser. This portion of our incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 20% on all of our Pre-Incentive Fee Net Investment Income when our Pre-Incentive Fee Net Investment Income reaches 2.1875% (8.75% annualized) in any calendar quarter; and

•	For any quarter in which our Pre-Incentive Fee Net Investment Income exceeds 2.1875% (8.75% annualized), the incentive fee on income equals 20% of the amount of our Pre-Incentive Fee Net Investment Income, as the Preferred Return and catch-up will have been achieved.

The second part of the incentive fee, referred to as the “incentive fee on capital gains during operations,” is an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to our liquidation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, if earlier). This fee equals 20.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

See “Investment Advisory and Management Services Agreement — Compensation of the Adviser” for a description of the investment advisory fees payable to our Adviser pursuant to such agreement.

Administration Agreements

On November 1, 2016, we entered into the Administration Agreement with BSP, pursuant to which BSP provides us with office facilities and certain administrative services. The Administration Agreement may be terminated by either party without penalty upon not less than 60 days’ written notice to the other. For the three and nine months ended September 30, 2020, the Company incurred $0.6 million and $1.4 million, respectively, in administrative service fees under the Administration Agreement. For the three and nine months ended September 30, 2019, the Company incurred $0.6 million and $1.8 million, respectively, in administrative service fees under the Administration Agreement.

This agreement was not affected by the FT Transaction.

Material Conflicts of Interest

Investment Advisory Agreement

We entered into the Investment Advisory Agreement on February 1, 2019 under which the Adviser, subject to the overall supervision of our board of directors manages the day-to-day operations of, and provides investment advisory services to us. The Adviser and its affiliates also provide investment advisory services to other funds that have investment mandates that are similar, in whole and in part, with ours. The Adviser and its affiliates serve as investment adviser or sub-adviser to private funds and registered open-end funds, and serves as an investment adviser to a public real estate investment trust. The Adviser’s policies are designed to manage and mitigate the conflicts of interest associated with the allocation of investment opportunities pursuant to the SEC exemptive order. See “Co-Investment Relief”. In addition, any affiliated fund currently formed or formed in the future and managed by the Adviser or its affiliates may have overlapping investment objectives with our own and, accordingly, may invest in asset classes similar to those targeted by us. However, in certain instances due to regulatory, tax, investment, or other restrictions, certain investment opportunities may not be appropriate for either us or other funds managed by the Adviser or its affiliates.

Prior to February 1, 2019, our Adviser provided investment advisory services to us pursuant to the Prior Investment Advisory Agreement, which was terminated in connection with the closing of the FT Transaction. For additional information regarding the Investment Advisory Agreement, please see the section entitled “Item 1. Business - Investment Advisory and Management Services Agreement.”

Administration Agreement

BSP provides us with office facilities and certain administrative services pursuant to the Administration Agreement.

Co-Investment Relief

The 1940 Act generally prohibits BDCs from entering into negotiated co-investments with affiliates absent an order from the SEC. The SEC has granted us exemptive relief that allows us to enter into certain negotiated co-investment transactions alongside other funds managed by the Adviser or its affiliates (“Affiliated Funds”) in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions (the “Order”). Pursuant to the Order, we are permitted to co-invest with our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our eligible directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching in respect of us or our stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies.

Transactions with Affiliates

Triangle Transaction

On April 3, 2018, BSP, through its affiliate BSP TCAP Acquisition Holdings LP (the “Acquisition Entity”), entered into an Asset Purchase Agreement (the “APA”) with Triangle Capital Corporation (“Triangle”) under which certain funds advised by BSP and its affiliates agreed to acquire Triangle’s Investment Portfolio (the “Triangle Portfolio”) for $981.2 million in cash, as adjusted in accordance with the terms of the APA (the “Triangle Transaction”). Our Adviser is an affiliate of BSP, and we participated in the Triangle Transaction by purchasing a portion of the Triangle Portfolio, facilitated through the Acquisition Entity.

On July 31, 2018, BSP completed the Triangle Transaction. The gross cash proceeds paid to Triangle were approximately $793.3 million, after adjustments to take into account portfolio activity and other matters occurring since December 31, 2017. In accordance with BSP’s allocation policy, we acquired approximately 24% of the assets in the Triangle Portfolio for an aggregate purchase price of $188.1 million. The final allocation of the investments in the Triangle Portfolio by BSP was based on a number of factors, including, among others, our available capital at the time of allocation, changes in the composition of the Triangle Portfolio between the signing of the APA and the closing of the Triangle Transaction, the suitability of the investments in Triangle’s Portfolio for us as compared to the other funds managed by BSP, regulatory guidance regarding the allocation of certain Triangle Portfolio assets between funds managed by BSP and changes in the relative size of the funds managed by BSP.

Private Placement in connection with FT Transaction

In connection with the FT Transaction, on November 1, 2018, we issued approximately 6.1 million and 4.9 million shares of our common stock to Franklin Resources, Inc. and BSP, respectively, at a purchase price of $8.20 per share in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933 (the "Securities Act").

Reports to Stockholders

Both our quarterly reports on Form 10-Q and our annual reports on Form 10-K are available on our website at www.bdcofamerica.com at the end of each fiscal quarter and fiscal year, as applicable. These reports are also available on the SEC’s website at www.sec.gov.

Distributions

We intend to continue to declare and pay distributions on a quarterly basis. Subject to our board of directors’ discretion and applicable legal restrictions, our board of directors intends to authorize and declare a quarterly distribution amount per share of our common stock. We will then calculate each stockholder’s specific distribution amount for the quarter using record and declaration dates.

From time to time, we may also pay interim distributions, including capital gains distributions, at the discretion of our board of directors. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this follow-on offering. As a result, a portion of the distributions we make may represent a return of capital for U.S. federal income tax purposes. A return of capital is a return of your initial investment in the Company rather than earnings or gains derived from our investment activities. We have not paid a distribution that represented a return of capital since November 2, 2015. See “Certain U.S. Federal Income Tax Considerations.” We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this follow-on offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). There can be no assurance that we will be able to sustain distributions at any particular level or at all.

We may fund our cash distributions to stockholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets and non-capital gains proceeds from the sale of assets. We have not established limits on the amount of funds we may use from available sources to make distributions. We may have distributions which could be characterized as a return of capital for tax purposes. During the years ended December 31, 2019, 2018, 2017 and 2016, no portion of our distributions was characterized as return of capital for tax purposes. During the year ended December 31, 2015, $16.3 million of our distributions was characterized as return of capital for tax purposes. The specific tax characteristics of our distributions made in respect of our anticipated fiscal year ending December 31, 2020 will be reported to stockholders shortly after the end of the calendar year 2020 as well as in our periodic reports filed with the SEC. Stockholders should read any written disclosure accompanying a distribution payment carefully and should not assume that the source of any distribution is our ordinary income or gains. Moreover, you should understand that any such distributions were not based on our investment performance and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such reimbursements. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at all.

Distribution Reinvestment and Direct Stock Purchase Plan

We have adopted a Plan that consists of a DRIP and may in the future include a direct stock purchase feature. The direct stock purchase feature of the Plan is intended to provide existing holders of our common stock with a convenient and economical method to purchase shares of our common stock and will be described in more detail in a separate prospectus supplement. The dividend reinvestment feature, the DRIP, provides our stockholders with a simple and convenient method of investing cash dividends and distributions in our common stock. The DRIP has an “opt out” feature. Participants in our DRIP are free to elect or revoke participation in the DRIP within a reasonable time as specified in the DRIP. If you elect to opt out of the DRIP you will receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have not “opted out” of the DRIP you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions, at a price equal to NAV per share as estimated in good faith by us on the payment date. The timing and amount of any future distributions to stockholders are subject to applicable legal restrictions and the sole discretion of our board of directors. The Company is no longer issuing new shares except for shares issued pursuant to the DRIP. See “Distribution Reinvestment and Direct Stock Purchase Plan.”

Taxation

We have elected to be treated as a RIC under Subchapter M of the Code commencing with our tax year ended December 31, 2011, and intend to maintain our qualification as a RIC thereafter. As a RIC, we generally will not be subject to corporate- level U.S. federal income taxes on any income that we distribute as dividends for U.S. federal income tax purposes to our stockholders. To maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to maintain RIC tax treatment, we must distribute to our stockholders, for each tax year, an amount equal to at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss and determined without regard to any deduction for dividends paid, or the annual distribution requirement. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to state, local and foreign taxes.

Additionally, in order to avoid the imposition of a U.S. federal excise tax, we are required to distribute, in respect of each calendar year, dividends to our stockholders of an amount at least equal to the sum of 98% of our calendar year net ordinary income (taking into account certain deferrals and elections); 98.2% of our capital gain net income (adjusted for certain ordinary losses) for the one year period ending on October 31 of such calendar year; and any net ordinary income and capital gain net income for preceding calendar years that were not distributed during such calendar years and on which we previously did not incur any U.S. federal income tax. If we fail to qualify as a RIC for any reason and become subject to corporate tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on us and our stockholders. In addition, we could be required to recognize unrealized gains, incur substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC. We cannot assure stockholders that they will receive any distributions. See “Certain U.S. Federal Income Tax Considerations.”

Corporate Information

Our principal executive offices are located at 9 West 57th Street, 49th Floor, Suite 4920, New York, New York 10019. We maintain a website at www.bdcofamerica.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

FEES AND EXPENSES

The following table is intended to assist you in understanding the fees and expenses that an investor in this follow-on offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “Business Development Corporation of America,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder Transaction Expenses:

Expenses (as a percentage of offering price) (1)
Sales load to dealer manager (1)	0%
Offering expenses (1)	0%
Distribution reinvestment and direct stock purchase plan expenses (2)	—
Total stockholder transaction expenses	0%

Annual expenses (as a percentage of net assets attributable to common stock) (3)
Management fee (4)	2.79%
Incentive fees (5)	0.00%
Interest payments on borrowed funds (6)	3.65%
Other expenses (7)	1.08%
Acquired fund fees and expenses (8)	0.06%
Total Annual Expenses (9)	7.58%

(1)	Other than shares issued pursuant to the DRIP and shares issued pursuant to any private placements, we are no longer issuing any new shares of common stock in a continuous public offering. As a result, there are no selling commissions, dealer manager fees or other sales charges to a stockholder to reflect in this table.

(2)	The expenses of administering the DRIP feature of the Plan are included in “Other expenses.”

(3)	“Net assets attributable to common stock” equals average net assets as of September 30, 2020.
(4)	Our management fee under the Investment Advisory Agreement will be payable quarterly in arrears, and will be calculated at an annual rate of 1.5% of the average value of our gross assets.

(5)	Our Adviser earned no incentive fees for the nine months ended September 30, 2020 and reported in our quarterly report on Form 10-Q for the quarter ended September 30, 2020 (the “Q3 2020 Form 10-Q”).

(6)	We may borrow funds to make investments. The costs associated with borrowing will be indirectly borne by our investors. The figure in the table is based on actual interest and credit facility financing expenses for the nine months ended September 30, 2020 of $37.0 million as reported in our Q3 2020 Form 10-Q and annualized for the current fiscal year.

(7)	Other expenses, including expenses incurred in connection with administering our business, are based on estimated amounts for the following twelve months. Such expenses include, but are not limited to, accounting, legal and auditing fees, fees payable to our independent directors, expenses relating to our credit facilities and taxes.

(8)	The Company’s stockholders indirectly bear the expenses of underlying funds or other investment vehicles that would be investment companies under section 3(a) of the Investment Company Act but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the Investment Company Act of 1940 (“Acquired Funds”) in which the Company invests. Future fees and expenses for Acquired Funds may be substantially higher or lower because certain fees and expenses are based on the performance of Acquired Funds, which may fluctuate over time.

(9)	Total annual expenses as a percentage of net assets would be 7.60%.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed our annual operating expenses would remain at the percentage levels set forth in the table above and have excluded performance-based incentive fees, where applicable.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return:	$76	$221	$357	$665
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return including income incentive fees:	$76	$221	$357	$665

This example should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The incentive fee under the investment management agreement, which, assuming a 5% annual return, would either not be payable or would have a de minimis effect, is nonetheless included in the example for illustrative purposes based upon the estimated annual expenses relating thereto as set forth above. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses and returns to our investors would be higher.

In addition, the example assumes no sales load. Also, the example assumes reinvestment of all dividends at net asset value.

SELECTED FINANCIAL DATA

The following selected financial data of Business Development Corporation of America and its subsidiaries as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 is derived from our audited financial statements. This financial data should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The historical data are not necessarily indicative of results to be expected for any future period. The selected financial and other data for the nine months ended September 30, 2020 and other quarterly financial information is derived from our unaudited financial statements, but in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) that are necessary to present fairly the results of such interim periods. Interim results as of and for the nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

	As of and For the Nine Months Ended September 30, 2020	As of and For the Nine Months Ended September 30, 2019	As of and For the Year Ended December 31, 2019	As of and For the Year Ended December 31, 2018	As of and For the Year Ended December 31, 2017	As of and For the Year Ended December 31, 2016	As of and For the Year Ended December 31, 2015
	(unaudited)	(unaudited)	(Dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
Total investment income	$142,528	$186,345	$244,505	$237,012	$223,820	$229,658	$195,846
Total expenses net of expense waivers (1)	74,286	102,839	134,477	131,997	116,161	108,521	81,690
Income tax expense, including excise tax	1,931	1,301	1,771	1,605	1,619	1,140	-
Net investment gain attributable to non-controlling interests	-	9	9	25	29	19	-
Net investment income	66,311	82,196	108,248	103,385	106,011	119,978	114,156
Net realized and unrealized loss on investments, net of deferred taxes	(106,059)	(37,825)	(11,378)	(75,292)	(27,651)	(26,892)	(103,576)
Net change in unrealized appreciation (depreciation) attributable to non-controlling interests	(65,547)	36,418	(3,017)	(840)	29	1,316	(2,527)
Net change in unrealized appreciation (depreciation) from forward currency exchange contracts	442	(826)	(1,381)	993	-	-	-
Net increase (decrease) in net assets resulting from operations	$(104,853)	$76,946	$92,472	$28,246	$78,389	$94,402	$8,053
Consolidated Per Share Data:
Net investment income	$0.34	$0.43	$0.57	$0.57	$0.59	$0.67	$0.66
Net realized and unrealized loss on investments, net of deferred taxes	$(0.87)	$(0.01)	$(0.07)	$(0.41)	$(0.15)	$(0.14)	$(0.60)
Net increase (decrease) in net assets resulting from operations	$(0.53)	$0.41	$0.49	$0.16	$0.44	$0.52	$0.05
Distributions declared	$0.36	$0.49	$0.65	$0.65	$0.76	$0.87	$0.87
Consolidated Statements of Assets and Liabilities Data:
Total assets	$2,301,134	$2,701,176	$2,640,530	$2,463,324	$2,652,514	$2,616,306	$2,490,755
Borrowings outstanding	$878,996	$1,122,065	$1,095,042	$896,678	$1,041,149	$915,497	$842,238
Total net assets	$1,346,483	$1,465,417	$1,462,683	$1,492,719	$1,494,516	$1,529,734	$1,610,485

	As of and For the Year Ended December 31, 2019	As of and For the Year Ended December 31, 2018	As of and For the Year Ended December 31, 2017	As of and For the Year Ended December 31, 2016	As of and For the Year Ended December 31, 2015
Other data:
Total return (2)	6.60	1.96	5.24	6.02	0.67
Number of portfolio company investments at year end	227	204	157	135	125
Weighted average yield on investments at year end	8.9	9.8	8.5	9.7	9.5

(1)	Expenses are net of expense waivers for the year ended December 31, 2015; the amount waived was $3,534. No expenses were waived for the years ended December 31, 2019, 2018, 2017 and 2016.

(2)	Total return is calculated assuming a purchase of shares of common stock at the current net asset value on the first day and a sale at the current net asset value on the last day of the periods reported. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the DRIP. The total return based on net asset value for the years ended December 31, 2019, December 31, 2018, December 31, 2017, December 31, 2016 and December 31, 2015, includes the effect of expense waivers and reimbursements which equaled 0.00%, 0.00%, 0.00%, 0.00% and 0.22%, respectively.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making an investment in the Company, you should carefully consider the following risk factors. The risks and uncertainties set forth below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial may also impair our business operations. If any of the following risks were to occur, our business, financial condition or could be materially adversely affected. In such case, the net asset value of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Structure

Global economic, political and market conditions may adversely affect our business, results of operations and financial condition, including our revenue growth and profitability.

The U.S. and global capital markets have, from time to time, experienced periods of disruption characterized by the freezing of available credit, a lack of liquidity in the debt capital markets, significant losses in the principal value of investments, the re-pricing of credit risk in the broadly syndicated credit market, the failure of major financial institutions and general volatility in the financial markets. During these periods of disruption, general economic conditions deteriorated with material and adverse consequences for the broader financial and credit markets, and the availability of debt and equity capital for the market as a whole, and financial services firms in particular, was reduced significantly. These conditions may reoccur for a prolonged period of time or materially worsen in the future. In addition, continuing uncertainty arising from the United Kingdom’s decision to leave the European Union (the so-called “Brexit”) could lead to further market disruptions and currency volatility, potentially weakening consumer, corporate and financial confidence and resulting in lower economic growth for companies that rely significantly on Europe for their business activities and revenues. We may in the future have difficulty accessing debt and equity capital markets, and a severe disruption in the global financial markets, deterioration in credit and financing conditions or uncertainty regarding U.S. government spending and deficit levels, Brexit or other global economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Political, social and economic uncertainty, including uncertainty related to the COVID-19 pandemic, creates and exacerbates risks to us and certain of our portfolio companies.

Social, political, economic and other conditions and events may occur that create uncertainty and have significant impacts on issuers, industries, governments and other systems, including the financial markets, to which the Company and its investments are exposed. In addition, global economies and financial markets are increasingly interconnected, and political, economic and other conditions and events in one country, region, or financial market may adversely impact issuers in a different country, region or financial market. Furthermore, the occurrence of, among other events, natural or man-made disasters, severe weather or geological events, fires, floods, earthquakes, outbreaks of disease (such as COVID-19, avian influenza or H1N1/09), epidemics, pandemics, malicious acts, cyber-attacks, terrorist acts or the occurrence of climate change, also adversely impact our performance from time to time.

For example, in December 2019, a novel strain of coronavirus (also known as “COVID-19”) emerged in China and has since spread rapidly to other countries, including the United States. This outbreak has led, and for an unknown period of time will continue to lead, to disruptions in local, regional, national and global markets and economies affected thereby. The global impact of the outbreak is rapidly evolving, and many countries have reacted by instituting quarantines, prohibitions on travel and the closure of offices, businesses, schools, retail stores and other public venues. While several countries, as well as certain states in the United States, have liberalized public health restrictions as to further reopen their economies, recurring COVID-19 outbreaks have led to the re-introduction of such restrictions in certain states in the United States and globally and could continue to lead to the re-introduction of such restrictions elsewhere. With respect to the U.S. credit markets (in particular for middle market loans), this outbreak has resulted in, and until fully resolved is likely to continue to result in, the following, among other things: (i) government imposition of various forms of shelter in place orders and the closing of "non-essential" businesses, resulting in significant disruption to the businesses of many middle-market loan borrowers including supply chains, demand and practical aspects of their operations, as well as in furloughs or lay-offs of employees, and, while these effects are hoped to be temporary, some effects could be persistent or even permanent; (ii) increased draws by borrowers on revolving lines of credit; (iii) volatility and disruption of these markets including greater volatility in pricing and spreads; and (iv) rapidly evolving proposals and/or actions by state and federal governments to address problems being experienced by the markets and by businesses and the economy in general which may not necessarily adequately address the problems facing the loan market and middle market businesses.

This outbreak is having, and any future outbreaks could have, an adverse impact on the markets and the economy in general, which could have an impact on, among other things, the ability of lenders to originate loans, the volume and type of loans originated, and the volume and type of amendments and waivers granted to borrowers and remedial actions taken in the event of a borrower default, each of which could reduce the amount and quality of loans available for investment by us and returns to us, among other things. As of the date of this quarterly report on Form 10-Q, it is impossible to determine the scope of this outbreak, or any future outbreaks, how long any such outbreak, market disruption or uncertainties may last, the effect any governmental actions will have on us and certain of our portfolio companies. Further, even after the pandemic subsides, the U.S. and other major economies may experience a recession.

Although it is impossible to predict the precise nature and consequences of these events, or of any political or policy decisions and regulatory changes occasioned by emerging events or uncertainty on applicable laws or regulations that impact us, certain of our portfolio companies and our investments, these types of events are impacting and may continue to impact us and such portfolio companies. The effects of a public health emergency may impact (i) the value and performance of us and certain of our portfolio companies, (ii) the ability of our borrowers to continue to meet loan covenants or repay loans provided by us on a timely basis or at all (iii) our ability to repay debt obligations, on a timely basis or at all, (iv) our ability to comply with certain regulatory requirements, such as asset coverage requirements, and/or covenants under our credit facilities and indentures, (v) our ability to continue to pay distributions or to make them at current levels or (vi) our ability to source, manage and divest investments and achieve our investment objectives, all of which could result in losses to us. We may also be harmed if the operations and effectiveness of any of our portfolio companies (or any of the key personnel or service providers of the foregoing) is compromised or if necessary or beneficial systems and processes are disrupted.

The capital markets are currently in a period of disruption and economic uncertainty. Such market conditions have adversely affected debt and equity capital markets, which have had, and may continue to have, a negative impact on our business and operations.

The U.S. capital markets have experienced significant volatility and disruption following the global outbreak of COVID-19 that began in December 2019, as evidenced by the volatility in global stock markets as a result of, among other things, uncertainty surrounding the COVID-19 pandemic and the fluctuating price of commodities such as oil. Despite actions of the U.S. federal government and foreign governments, these events have contributed to worsening general economic conditions that are negatively impacting the broader financial and credit markets and reducing the availability of debt and equity capital for the market as a whole. These conditions could continue for a prolonged period of time or worsen in the future.

Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). Our valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and are often based on estimates, comparisons and qualitative evaluations of private information that may not show the complete impact of the COVID-19 pandemic and the resulting measures taken in response thereto.

Disruptions in the capital markets caused by the COVID-19 pandemic have increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the capital markets. These and future market disruptions and/or illiquidity could harm our business, financial condition, results of operations and cash flows. Unfavorable economic conditions may also increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events have limited and could continue to limit our investment originations, limit our ability to grow and have a negative impact on our and certain of our portfolio companies’ operating results and the fair values of our debt and equity investments.

The United Kingdom referendum decision to leave the European Union may create significant risks and uncertainty for global markets and our investments.

The decision made in the United Kingdom referendum in June 2016 to leave the European Union (commonly known as “Brexit”) has led to volatility in global financial markets, and in particular in the markets of the United Kingdom and across Europe, and may also lead to weakening in political, regulatory, consumer, corporate and financial confidence in the United Kingdom and Europe. The United Kingdom left the European Union on January 31, 2020, governed by transitional terms that will expire on December 31, 2020. During this transition phase, the United Kingdom and the EU will seek to negotiate and finalize a new, more permanent trade deal. Due to political uncertainty, it is not possible to anticipate whether the United Kingdom and the EU will be able to agree on and implement a new trade agreement or what the nature of such trade arrangement will be. In the absence of such an agreement there would be no transitional provisions the relationship between the United Kingdom and the European Union would be based on the World Trade Organization rules. The process for the United Kingdom to exit the European Union, and the longer term economic, legal, political, regulatory and social framework to be put in place between the United Kingdom and the European Union remain unclear and may lead to ongoing political and economic uncertainty and periods of exacerbated volatility in both the United Kingdom and in wider European markets for some time. The mid-to-long term uncertainty may have a negative effect on the performance of any investments located or with operations in the United Kingdom or Europe. Additionally, the decision made in the United Kingdom referendum may lead to a call for similar referenda in other European jurisdictions which may cause increased economic volatility and uncertainty in the European and global markets. This volatility and uncertainty may have an adverse effect on the economy generally and on the ability of us and our portfolio companies to execute our respective strategies and to receive attractive returns.

In particular, currency volatility may mean that the returns of us and our portfolio companies are adversely affected by market movements and may make it more difficult, or more expensive, for us to implement appropriate currency hedging. Fluctuations in the value of the British Pound and/or the euro along with the potential downgrading of the United Kingdom’s sovereign credit rating, may also have an impact on the performance of our portfolio companies located in the United Kingdom or Europe.

Future disruptions or instability in capital markets could negatively impact our ability to raise capital, and have a material adverse effect on our business, financial condition and results of operations.

From time to time, the global capital markets may experience periods of disruption and instability, which could materially and adversely impact the broader financial and credit markets and reduce the availability to us of debt and equity capital. For example, between 2008 and 2009, instability in the global capital markets resulted in disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the repricing of credit risk in the broadly syndicated credit market and the failure of major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, caused extreme economic uncertainty and significantly reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While market conditions have experienced relative stability in recent years, there have been continuing periods of volatility and there can be no assurance that adverse market conditions will not repeat themselves in the future.

Future volatility and dislocation in the capital markets could create a challenging environment in which to raise or access capital. For example, the re-appearance of market conditions similar to those experienced from 2008 through 2009 for any substantial length of time could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms. Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity) and impairments of the market values or fair market values of our investments, even if unrealized, must be reflected in our consolidated financial statements for the applicable period, which could result in significant reductions to our net asset value for the period. With certain limited exceptions, we are only allowed to borrow amounts or issue debt securities if our asset coverage, complies with the threshold set forth in the 1940 Act (currently at least 200% immediately after such borrowing). Equity capital may also be difficult to raise during periods of adverse or volatile market conditions because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than net asset value without first obtaining approval for such issuance from our stockholders and our independent directors. If we are unable to raise capital or refinance existing debt on acceptable terms, then we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies. Significant changes in the capital markets may also affect the pace of our investment activity and the potential for liquidity events involving our investments. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes.

Uncertainty with respect to the financial stability of the United States and several countries in the European Union (“EU”) could have a significant adverse effect on our business, financial condition, and results of operations.

Recent U.S. debt ceiling and budget deficit concerns have increased the possibility of a downgrade of the U.S. long-term sovereign debt credit rating or a recession or economic slowdown in the U.S. In the future, the U.S. Government may not be able to meet its debt payments unless the federal debt ceiling is raised. On August 2, 2019, the federal debt limit was suspended until July 2021. If, prior to such date, legislation increasing the debt ceiling is not enacted and the debt ceiling is reached, the U.S. federal government may stop or delay making payments on its obligations, which could negatively impact the U.S. economy and our portfolio companies. In addition, disagreement over the federal budget has caused the U.S. federal government to shut down for periods of time. Continued adverse political and economic conditions, further downgrades or warnings by The Standard & Poor Financial Services LLC's Rating Service or other rating agencies, and the U.S. Government’s credit and deficit concerns in general, including issues around the federal debt ceiling, could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms.

The discontinuation of LIBOR and the transition to any new reference rates may affect the value of our LIBOR-indexed portfolio investments and may increase the cost of borrowing under our credit facilities, which in each case could affect our results of operations or financial condition.

On July 27, 2017, the U.K. Financial Conduct Authority (“FCA”) announced that LIBOR would be phased out of use after the 2021 calendar year, and the FCA has determined not to compel participant banks to submit LIBOR information after 2021. In response to the expected discontinuation of LIBOR, the Federal Reserve Board and the Federal Reserve Bank of New York formed the Alternative Reference Rates Committee (“ARRC”), a U.S. working group of private-sector representatives and financial regulators, to recommend an alternative reference rate to U.S. dollar LIBOR. Similarly, financial regulators in the UK, the European Union, Japan, and Switzerland formed working groups with the aim of recommending alternatives to LIBOR denominated in their local currencies. The ARRC has recommended the Secured Overnight Financing Rate (“SOFR”) together with a spread adjustment, as appropriate in the particular market, as its preferred alternative reference rate for U.S. dollar LIBOR. SOFR represents the average interest rate to borrow cash overnight collateralized by U.S. Treasury securities, is based on U.S. Treasury-backed repurchase transactions, and published daily by the Federal Reserve Bank.

At this time, it is not possible to predict with complete certainty how the discontinuation of LIBOR will affect financial instruments that utilize LIBOR, whether SOFR or any other alternative reference rates will attain general acceptance in the financial markets, or the pace at which any such transition away from LIBOR and to any other reference rate may occur. The process of phasing out LIBOR or any further changes or reforms to the determination or supervision of LIBOR or alternative reference rates, may result in a sudden or prolonged increase or decrease in reported LIBOR or alternative reference rates, which could have an adverse impact on the market for or value of any securities, loans, derivatives, and other financial obligations or extensions of credit indexed to LIBOR or such alternative reference rate that may be held by or due to us or on our overall financial condition or results of operations.

As of the date of this filing, our Wells Fargo Credit Facility, Citi Credit Facility, MassMutual Credit Facility, and JPM Credit Facility each have provisions which contemplate the transition away from LIBOR. Under the MassMutual Credit Facility, if BDCA Asset Financing, MassMutual or a majority of lenders determine, for a variety of enumerated reasons, that LIBOR cannot or may not be used, the Administrative Agent thereunder and BDCA Asset Financing will determine an alternative benchmark. Within five days of providing the amendment to all lenders, the amendment will take effect. If no alternative rate exists, the MassMutual Credit Facility will default to the higher of the Prime Rate and the Federal Funds Effective Rate plus 0.50%. The Wells Fargo Credit Facility, also provides a mechanism to notify the Administrative Agent that LIBOR is unavailable, defaulting to the Prime Rate or the Federal Funds Effective Rate plus 1.50%. Similarly, the Citi Credit Facility provides a mechanism to notify the Administrative Agent that LIBOR is unavailable, defaulting to the Prime Rate or the Federal Funds Effective Rate plus 1.50%. The JPM Credit Facility provides a mechanism to notify the Administrative Agent that LIBOR is unavailable, defaulting to the Prime Rate or the Federal Funds Effective Rate plus 1.50%. We may have to make amendments to all four credit facilities.

The amount of any distributions we pay is uncertain. Our distributions to our stockholders may exceed our earnings. Therefore, portions of the distributions that we pay may represent a return of capital to you which will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets. We may not be able to pay you distributions, and our distributions may not grow over time.

We intend to declare distributions quarterly and pay distributions on a monthly basis. We will pay these distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a targeted level of distributions or year-to-year increases in distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described herein. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC can limit our ability to pay distributions. All distributions will be paid at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our board of directors may deem relevant from time-to-time. We cannot assure you that we will pay distributions to our stockholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of our offerings of our common stock or from borrowings in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your shares. Distributions from the proceeds of our offerings of common stock or from borrowings also could reduce the amount of capital we ultimately invest in interests of portfolio companies. We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from our public offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). There can be no assurance that we will be able to sustain distributions at any particular level or at all. A return of capital is a return of your initial investment in the Company rather than earnings or gains derived from our investment activities. We have not paid a distribution that represented a return of capital since November 2, 2015.

Price declines in the large corporate leveraged loan market may adversely affect the fair value of debt securities we hold, reducing our net asset value through increased net unrealized depreciation.

Prior to the onset of the financial crisis, CLOs, a type of leveraged investment vehicle holding corporate loans, hedge funds and other highly leveraged investment vehicles, comprised a substantial portion of the market for purchasing and holding senior secured and second lien secured loans. As the secondary market pricing of the loans underlying these portfolios deteriorated during the fourth quarter of 2008, it is our understanding that many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure. While prices have appreciated measurably in recent years, conditions in the large corporate leveraged loan market may experience similar disruptions or distortions in the future, which may cause pricing levels to decline similarly or be volatile. As a result, we may suffer unrealized depreciation and could incur realized losses in connection with the sale of debt securities we hold, which could have a material adverse impact on our business, financial condition and results of operations.

Our ability to achieve our investment objective depends on our Adviser’s and its affiliates’ ability to manage and support our investment process. If our Adviser were to lose any members of its senior management team, our ability to achieve our investment objective could be significantly harmed.

We are externally managed and depend upon the investment expertise, diligence, skill and network of business contacts of our Adviser. We also depend, to a significant extent, on our Adviser’s access to the investment professionals and the information and deal flow generated by such investment professionals in the course of its investment and portfolio management activities. Our Adviser evaluates, negotiates, structures, closes, monitors and services our investments. Our success depends to a significant extent on the continued service and coordination of our Adviser, including its key professionals. The departure of a significant number of our Adviser’s or its affiliates’ key professionals could have a materially adverse effect on our ability to achieve our investment objective. Additionally, changes in ownership or management practices, the occurrence of adverse events affecting our Adviser or its affiliates or other companies advised by our Adviser and its affiliates could create adverse publicity and adversely affect us and our relationship with investment banks, business brokers, loan syndication and trading desks and other investment counterparties. In addition, we can offer no assurance that our Adviser will remain our investment adviser or that we will continue to have access to our Adviser’s or its affiliates’ investment professionals or their information and deal flow.

Because our business model depends to a significant extent upon relationships with investment banks, business brokers, loan syndication and trading desks, and commercial banks, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

Our Adviser depends on its relationship with private equity firms, investment banks, business brokers, loan syndication and trading desks, and commercial banks, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities. If our Adviser fails to maintain its existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom our Adviser’s professionals have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We will compete for investments with other BDCs and investment funds (including private equity funds and mezzanine funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, also make investments in middle market private U.S. companies. As a result of these new entrants, competition for investment opportunities in private U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. We believe a significant part of our competitive advantage stems from the fact that the market for investments in private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

Our business and operations could be negatively affected if we become subject to any securities litigation or stockholder activism, which could cause us to incur significant expense, hinder execution of investment strategy and impact our stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing in the BDC space recently. While we are currently not subject to any securities litigation or stockholder activism, due to the potential volatility of our stock price and for a variety of other reasons, we may in the future become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert the attention of management and our board of directors’ attention and resources from our business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and stockholder activism matters. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

A significant portion of our investment portfolio is recorded at fair value as determined in good faith by our board of directors and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there are no readily available market quotations, at fair value, as determined by our board of directors. However, the majority of our investments are not publicly traded or actively traded on a secondary market. As a result, we value these securities quarterly at fair value as determined in good faith by our board of directors.

The determination of fair value, and thus the amount of unrealized losses we may incur in any year, is to a degree subjective, and our Adviser has a conflict of interest in providing input to the board of directors in making this determination. We expect to value our securities quarterly at fair value as determined in good faith by our board of directors based on input from our Adviser and at such other times as may be required to comply with the requirements of the 1940 Act. Our board of directors may utilize the services of an independent third-party valuation firm to aid it in determining the fair value of any securities. The types of factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments on indebtedness and its earnings, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow, current market interest rates and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, the valuations may fluctuate significantly over short periods of time due to changes in current market conditions. The determinations of fair value by our board of directors may differ materially from the values that would have been used if an active market and market quotations existed for these investments. Our net asset value could be adversely affected if the determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such investments. See “Determination of Net Asset Value.”

Our board of directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without stockholder approval if it determines that doing so will be in the best interests of stockholders. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and value of our stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we have significant flexibility in investing the net proceeds of our offering and may use the net proceeds from our offering in ways with which our stockholders may not agree or for purposes other than those contemplated at the time of our offering.

If we internalize our management functions, your interest in us could be diluted, and we could incur other significant costs and face other significant risks associated with being self-managed.

Our board of directors may decide in the future to internalize our management functions. If we do so, we may elect to negotiate to acquire our Adviser’s assets and personnel. At this time, we cannot anticipate the form or amount of consideration or other terms relating to any such internalization transaction. Such consideration could take many forms, including cash payments, promissory notes and shares of our common stock. The payment of such consideration could result in dilution of your interests as a stockholder and could reduce the earnings per share attributable to your investment.

In addition, while we would no longer bear the costs of the various fees and expenses we expect to pay to our Adviser under the Investment Advisory Agreement, we would incur the compensation and benefits costs of our officers and other employees and consultants that we now expect will be paid by our Adviser or its affiliates. We cannot reasonably estimate the amount of fees we would save or the costs we would incur if we became self-managed. If the expenses we assume as a result of an internalization are higher than the expenses we avoid paying to our Adviser, our earnings per share would be lower as a result of the internalization than they otherwise would have been, potentially decreasing the amount of funds available to distribute to our stockholders and the value of our shares. As currently organized, we will not have any employees. If we elect to internalize our operations, we would employ personnel and would be subject to potential liabilities commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances.

New or modified laws or regulations governing our operations may adversely affect our business.

We and our portfolio companies are subject to regulation at the U.S. local, state and federal level. We are also subject to federal, state and local laws and are subject to judicial and administrative decisions that affect our operations, including maximum interest rates, fees and other charges, disclosures to portfolio companies, the terms of secured transactions, collection and foreclosure proceedings and other trade practices. If these laws, regulations or decisions change, or if we expand our business into additional jurisdictions, we may have to incur significant expenses in order to comply or we might have to restrict our operations. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we or our portfolio companies are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect. In particular, the impact of the Dodd-Frank Act, and any amendments thereto that may be enacted, on us and our portfolio companies is subject to continuing uncertainty. The Dodd-Frank Act, including future rules implementing its provisions and the interpretation of those rules, along with other legislative and regulatory proposals directed at the financial services industry or affecting taxation that are proposed or pending in the U.S. Congress, may negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies, intensify the regulatory supervision of us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies. President Trump and certain members of Congress have indicated they will seek to amend or repeal portions of the Dodd-Frank Act, among other federal laws. We cannot predict the ultimate effect on us or our portfolio companies that changes in the laws and regulations would have as a result of the Dodd-Frank Act, or whether and the extent to which the Dodd-Frank Act may remain in its current form. In addition, uncertainty regarding legislation and regulations affecting the financial services industry or taxation could also adversely impact our business or the business of our portfolio companies. If we do not comply with applicable laws and regulations, we could lose any licenses that we then hold for the conduct of our business and may be subject to civil fines and criminal penalties.

Changes to or repeal of the laws and regulations governing our operations related to permitted investments may cause us to alter our investment strategy in order to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans and may shift our investment focus from the areas of expertise of our Advisor to other types of investments in which our Advisor may have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Additionally, on February 3, 2017, President Trump signed Executive Order 13772 announcing the Administration's policy to regulate the U.S. financial system in a manner consistent with certain "Core Principles," including regulation that is efficient, effective and appropriately tailored. The Executive Order directed the Secretary of the Treasury, in consultation with the heads of the member agencies of the Financial Stability Oversight Council, to report to the President on the extent to which existing laws, regulations and other government policies promote the Core Principles and to identify any laws, regulations or other government policies that inhibit federal regulation of the U.S. financial system. On June 12, 2017, the U.S. Department of the Treasury published the first of several reports in response to the Executive Order on the depository system covering banks and other savings institutions. On October 6, 2017, the Treasury released a second report outlining ways to streamline and reform the U.S. regulatory system for capital markets, followed by a third report, on October 26, 2017, examining the current regulatory framework for the asset management and insurance industries. The Treasury released a fourth report on July 31, 2018 describing recommendations relating to non-bank financial institutions, financial technology and innovation. Subsequent reports are expected to address retail and institutional investment products and vehicles.

On May 24, 2018, President Trump signed into law the Economic Growth, Regulatory Relief, and Consumer Protection Act, which increased from $50 billion to $250 billion the asset threshold for designation of "systemically important financial institutions" or "SIFIs" subject to enhanced prudential standards set by the Federal Reserve Board, staggering application of this change based on the size and risk of the covered bank holding company. On January 30, 2020, the Federal Reserve Board released proposed changes to the Volcker Rule that would loosen compliance requirements for all banks. The effect of these change and any further rules or regulations are and could be complex and far-reaching, and the change and any future laws or regulations or changes thereto could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business, financial condition and results of operations.

Over the last several years, there also has been an increase in regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector will be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank credit extension could negatively impact our operations, cash flows or financial condition, impose additional costs on us, intensify the regulatory supervision of us or otherwise adversely affect our business, financial condition and results of operations.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes- Oxley Act may adversely affect us.

We are subject to the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and the related rules and regulations promulgated by the SEC. Under current SEC rules, our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. This process requires us to incur significant additional expenses and diverts management’s time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

We may experience fluctuations in our quarterly results.

We may experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, variations in the interest rates on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

Terrorist attacks, acts of war, natural disasters, disease outbreaks or pandemics may impact our portfolio companies and harm our business, operating results and financial condition.

Terrorist acts, acts of war, natural disasters, disease outbreaks, pandemics, or other similar events may disrupt our operations, as well as the operations of our portfolio companies. Such acts have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, natural disasters, disease outbreaks, pandemics, or other similar events could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact our portfolio companies and, in turn, could have a material adverse impact on our business, operating results, and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

We depend upon information systems, and systems failures could significantly disrupt our business, which may, in turn, negatively affect the value of our common stock and our ability to pay distributions.

We depend upon the communications and information systems of the Adviser and its affiliates as well as certain other third-party service providers. We, and our third-party service providers, are susceptible to operational and information security risks. While our third-party service providers have procedures in place with respect to information security, their technologies may become the target of cyber-attacks or information security breaches that could result in the unauthorized gathering, monitoring, release, misuse, loss or destruction of our and/or our stockholders’ confidential and other information, or otherwise disrupt our operations or those of our third-party service providers. Disruptions or failures in the physical infrastructure or operating systems that our third-party service providers, cyber-attacks or security breaches of the networks, systems or devices that our third-party service providers use to service our operations, or disruption or failures in the movement of information between service providers could disrupt and impact the service providers’ and our operations, potentially resulting in financial losses, the inability of our stockholders to transact business and of us to process transactions, inability to calculate our NAV, misstated or unreliable financial data, violations of applicable privacy and other laws, regulatory fines, penalties, litigation costs, increased insurance premiums, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. Our third-party service providers’ policies and procedures with respect to information security have been established to seek to identify and mitigate the types of risk to which we and our third-party service providers are subject. As with any risk management system, there are inherent limitations to these policies and procedures as there may exist, or develop in the future, risks that have not been anticipated or identified. There can be no assurance that we or our third-party service providers will not suffer losses relating to information security breaches (including cyber-attacks) or other disruptions to information systems in the future.

Our business could suffer in the event our Adviser or any other party that provides us with services essential to our operations experiences system failures or cyber-incidents or a deficiency in cybersecurity.

Despite system redundancy, the implementation of security measures and the existence of a disaster recovery plan for the internal information technology systems of our Adviser and other parties that provide us with services essential to our operations, these systems are vulnerable to damage from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business.

A cyber-incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of information resources. More specifically, a cyber-incident is an intentional attack or an unintentional event that can result in third parties gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As reliance on technology in our industry has increased, so have the risks posed to the systems of our Adviser and other parties that provide us with services essential to our operations, both internal and those that have been outsourced. In addition, the risk of a cyber-incident, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted attacks and intrusions evolve and generally are not recognized until launched against a target. In some cases such attacks and intrusions are designed not to be detected and, in fact, may not be detected.

The remediation costs and lost revenues experienced by a victim of a cyber-incident may be significant and significant resources may be required to repair system damage, protect against the threat of future security breaches or to alleviate problems caused by any breaches, including reputational harm, loss of revenues and litigation. In addition, a security breach or other significant disruption involving the information technology networks and related systems of our Adviser or any other party that provides us with services essential to our operations could:

•	result in misstated financial reports, violations of loan covenants, missed reporting deadlines;

•	affect our ability to properly monitor our compliance with the rules and regulations regarding our qualification as a RIC;

•	result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information, which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;

•	result in liability to us for claims by stockholders and third-parties;

•	require significant management attention and resources to remedy any damages that result; or

•	adversely impact our reputation among investors.

Although our Adviser and other parties that provide us with services essential to our operations intend to continue to implement industry-standard security measures, there can be no assurance that those measures will be sufficient, and any material adverse effect experienced by our Adviser and other parties that provide us with services essential to our operations could, in turn, have an adverse impact on us.

We could potentially be involved in litigation arising out of our operations in the normal course of business.

We may, from time to time, be involved in litigation arising out of our operations in the normal course of business or otherwise. Furthermore, third parties may try to seek to impose liability on us in connection with the activities of our portfolio companies. While the outcome of any current legal proceedings cannot at this time be predicted with certainty, we do not expect any current matters will materially affect our financial condition or results of operations; however, there can be no assurance whether any pending legal proceedings will have a material adverse effect on our financial condition or results of operations in any future reporting period.

Risks Related to our Adviser and its Affiliates

We may be obligated to pay our Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

The Investment Advisory Agreement entitles our Adviser to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

We expect that any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. Pursuant to the Investment Advisory Agreement, our Adviser will not be under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the debt instrument that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

Moreover, to the extent that we are required to recognize in our taxable income such interest income that has been accrued but not yet paid, our payment of incentive fees to the Adviser on such income may make it difficult to meet (or may further amplify existing difficulties in meeting) the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. Federal income tax. For additional discussion regarding the tax implications of a RIC, see “Risk Factors - We may be subject to corporate-level U.S. federal taxes if we fail to maintain our qualification as a RIC.”

The time and resources that individuals and the executive officers of our Adviser devote to us may be diverted, and we may face additional competition due to the fact that neither our Adviser, nor its affiliates, is prohibited from raising money for or managing another entity that makes the same types of investments that we target.

Affiliates and executive officers of the Adviser currently manage other investment entities and are not prohibited from raising money for and managing future investment entities that make the same types of investments as those we target. As a result, the time and resources that the executive officers and individuals employed by the Adviser and its affiliates devote to us may be diverted, and during times of intense activity in other areas of business, they may devote less time and resources to our business than is necessary or appropriate.

There are significant potential conflicts of interest that could impact our investment returns.

We pay management and incentive fees to our Adviser and reimburse our Adviser for certain expenses it incurs on our behalf. In addition, investors in our common stock invest on a gross basis and receive distributions on a net basis after expenses, resulting in a lower rate of return than one might achieve through direct investments.

The part of the incentive fee payable by us that relates to our pre-incentive fee net investment income is computed and paid on income that may include interest that is accrued but not yet received in cash. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible.

Our fee structure may induce our Adviser to make speculative investments or incur debt.

The incentive fee payable by us to our Adviser may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which this incentive fee is determined may encourage the Adviser to use leverage to increase the return on our investments. In addition, the fact that our management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage our Adviser to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of our common stock. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during cyclical economic downturns.

In selecting and structuring investments appropriate for us, our Adviser will consider our investment and tax objectives and those of our stockholders as a whole, not the investment, tax or other objectives of any stockholder individually.

Our stockholders may have conflicting investment, tax and other objectives with respect to their investments in us. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of our investments, the structure or the acquisition of our investments, and the timing of the disposition of our investments. As a consequence, conflicts of interest may arise in connection with decisions made by our Adviser, including with respect to the nature or structuring of our investments, that may be more beneficial for one stockholder than for another stockholder, especially with respect to stockholders’ individual tax situations.

Our Adviser can resign on 120 days’ notice, and we may not be able to find a suitable replacement within that time, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

Our Adviser has the right to resign under the Investment Advisory Agreement at any time upon not less than 120 days’ written notice, whether we have found a replacement or not. If our Adviser were to resign, we may not be able to find a new investment adviser or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 120 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our business, financial condition, results of operations and cash flows as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and investment activities is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by our Adviser and its affiliates. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.

Our Administrator can resign on 60 days’ notice, and we may not be able to find a suitable replacement, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

Our Administrator has the right to resign under the Administration Agreement at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If our Administrator resigns, we may not be able to find a new administrator or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and administrative activities is likely to suffer if we are unable to identify and reach an agreement with a service provider or individuals with the expertise possessed by our Administrator. Even if we are able to retain a comparable service provider or individuals to perform such services, whether internal or external, their integration into our business and lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.

To the extent that our Adviser serves as a “joint bookrunner” in connection with the underwriting of a loan or other security to be acquired, it may be subject to underwriter liability under the federal securities laws. This liability can be managed principally through the exercise of due diligence regarding any such offering. In addition, if it acts as joint bookrunner for a loan or other securities offering and is not successful in syndicating the loan or offering, our Adviser may acquire a larger amount of the subject securities than it had planned, and it may be required to hold such loan or security for a longer period than it had anticipated.

It could be determined that our Adviser is serving as a joint bookrunner in connection with offerings of loans or other securities in connection with providing investment advisory services to us in connection with our ongoing operations and the management of our portfolio. A joint bookrunner is one of multiple lead managers of a securities issuance which syndicates the issuance of securities with other bookrunners and syndicate firms to lower the risk of selling the security for each syndicate member. In acting as a joint bookrunner, our Adviser may be required to perform due diligence on certain offerings before they are syndicated and sold, subjecting our Adviser to underwriter liabilities under federal securities laws in connection with the offer and sale of such securities. Furthermore, in leading an underwriting syndicate, our Adviser, in acting as a joint bookrunner, could be obligated to sell a large portion of an offering of securities should it be unable to put together a substantial enough underwriting syndicate, perhaps obligating it to hold such security for a longer period of time than it had originally anticipated. By being deemed a joint bookrunner, our Adviser would be obligated to perform duties for other lenders or investors while still managing our portfolio, thus reducing the amount of time it allocates to us and subjecting it to potential liabilities and financial obligations.

Risks Related to Business Development Companies

Our failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. See “Regulation.” Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. We may also be required to re-classify investments previously identified as qualifying assets as non-qualifying assets due to a change in the underlying business, a change in law or regulation, or for other reasons. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us either to dispose of investments at an inopportune time or to refrain from making additional investments to comply with the 1940 Act. If we were forced to sell non-qualifying investments in our portfolio for compliance purposes, the proceeds from such sales could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a registered closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

We may need to access the capital markets periodically to raise cash to fund new investments. We may also issue “senior securities,” including borrowing money from banks or other financial institutions, in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability compared to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately owned competitors, which may lead to greater stockholder dilution.

Although Congress passed the SBCAA, which amended the 1940 Act to permit BDCs to incur increased leverage if certain conditions are met, we are currently prevented from availing ourselves of the increased leverage by covenants contained in the indenture. If we were to avail ourselves of the increased leverage permitted by the SBCAA, this would effectively allow us to double our leverage, which would increase leverage risk and expenses.

We have incurred leverage to generate capital to make additional investments. If the value of our assets declines, we may be unable to satisfy the asset coverage test under the 1940 Act, which could prohibit us from paying distributions and could prevent us from being subject to tax as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales and repayments may be disadvantageous.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price per share, after deducting selling commissions and dealer manager fees, that is below net asset value per share, which may be a disadvantage as compared to other public companies. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current net asset value of our common stock if (1) our board of directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and (2) our stockholders in general, as well as those stockholders that are not affiliated with us approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the fair value of such securities.

Our ability to enter into transactions with our affiliates is restricted.

The 1940 Act generally prohibits BDCs from entering into negotiated co-investments with affiliates absent an order from the SEC. Unless otherwise provided in the allocation policy, if an investment opportunity is appropriate for both us and other investment funds, the investment opportunity requires more than the price to be negotiated and cannot be effected pursuant to the terms of our Order, the investment opportunity will be made available to the other investment fund or us on an alternating basis based on the date of closing of each such investment opportunity and each fund’s available capital. As a result, the Adviser and/ or its affiliates may face conflicts in allocating investment opportunities between us and such other entities. Although the Adviser and its affiliates will endeavor to allocate investment opportunities in a fair and equitable manner and consistent with applicable allocation procedures, it is possible that, in the future, we may not be given the opportunity to participate in investments made by investment funds managed by the Adviser or its affiliates.

On August 5, 2015, we received exemptive relief from the SEC that permits us greater flexibility to negotiate the terms of co-investments if our board of directors determines that it would be advantageous for us to co-invest with other accounts sponsored or managed by the Adviser or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Under the terms of this exemptive relief, a “required majority” (as defined in Section 57(o) of the 1940 Act) of our eligible directors is required to make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the proposed transaction are reasonable and fair to us and our stockholders and do not involve overreaching in respect of us or our stockholders on the part of any person concerned and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment strategies and policies. We believe that co-investment by us and accounts sponsored or managed by the Adviser and its affiliates affords us additional investment opportunities and an ability to achieve greater diversification.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of shares of our common stock will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as management fees, incentive fees and other fees. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. In order to maintain our RIC tax treatment we must distribute to our stockholders on a timely basis generally an amount equal to at least 90% of our investment company taxable income, determined without regard to any deduction for dividends paid, and the amounts of such distributions will therefore not be available to fund investment originations or to repay maturing debt. In addition, with certain limited exceptions, we are only allowed to borrow amounts or issue debt securities or preferred stock, which we refer to collectively as “senior securities,” such that our asset coverage, as calculated pursuant to the 1940 Act, equals at least 200% immediately after such borrowing, which, in certain circumstances, may restrict our ability to borrow or issue debt securities or preferred stock. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to achieve portfolio diversification and our investment objective, which may negatively impact our results of operations and reduce our ability to pay distributions to our stockholders.

Risks Related to Our Investments

Our investments in portfolio companies may be risky, and we could lose all or part of our investment.

We invest primarily in first and second lien senior secured loans and mezzanine debt and selected equity investments issued by middle market companies.

First and Second Lien Senior Secured Loans. When we make senior secured loans, we will generally take a security interest in the available assets of these portfolio companies, including the equity interests of their subsidiaries. We expect this security interest to help mitigate the risk that we will not be repaid. However, there is a risk that the collateral securing our loans may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Also, in some circumstances, our lien could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Finally, applicable bankruptcy laws may adversely impact the timing and methods used by us to liquidate collateral securing our loans, which could adversely affect the collectability of such loans. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we be forced to enforce our remedies.

Mezzanine Debt. Our mezzanine debt investments will generally be subordinated to senior loans and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal which could lead to the loss of our entire investment.

These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our stockholders to non-cash income. Since we will not receive any principal repayments prior to the maturity of some of our mezzanine debt investments, such investments will be of greater risk than amortizing loans.

Equity Investments. We expect to make selected equity investments, such as direct equity investments, including controlling investments, warrants or other equity securities. In addition, when we invest in first and second lien senior loans or mezzanine debt, we may acquire warrants to purchase equity securities. Our goal is ultimately to dispose of these equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We intend to seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.

More generally, investing in private companies involves a number of significant risks, including that they: may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment; have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns; are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us; generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers and directors and employees of our Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We invest primarily in first and second lien senior secured loans, mezzanine debt, preferred equity and common equity issued by middle market companies. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Even though we intend to generally structure our directly-originated investments as senior loans, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower.

Second priority liens on collateral securing our loans may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

A portion of our loans are secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by us under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before we receive anything. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors.

There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against our remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with more senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

We generally will not control our portfolio companies.

We generally will not control our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

Our investments in a portfolio company, whether debt, equity, or a combination thereof, may lead to our receiving material non-public information (“MNPI”) or obtaining ‘control’ of the target company. Our ability to exit an investment where we have MNPI or control could be limited and could result in a realized loss on the investment.

If we receive MNPI, or a controlling interest in a portfolio company, our ability to divest ourselves from a debt or equity investment could be restricted. Causes of such restriction could include market factors, such as liquidity in a private stock, or limited trading volume in a public company’s securities, or regulatory factors, such as the receipt of MNPI or insider blackout periods, where we are under legal obligation not to sell. Additionally, we may choose not to take certain actions to protect a debt investment in a control investment portfolio company. As a result, we could experience a decrease in the value of our portfolio company holdings and potentially incur a realized loss on the investment.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of the portfolio companies in which we may invest may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior secured or second lien secured loans. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

In addition, while we believe that these conditions also afford attractive opportunities to make investments, future financial market uncertainty could lead to further financial market disruptions and could further adversely impact our ability to obtain financing and the value of our investments.

The effect of global climate change may impact the operations of our portfolio companies.

There may be evidence of global climate change. Climate change creates physical and financial risk and some of our portfolio companies may be adversely affected by climate change. For example, the needs of customers of energy companies vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, energy use could increase or decrease depending on the duration and magnitude of any changes. Increases in the cost of energy could adversely affect the cost of operations of our portfolio companies if the use of energy products or services is material to their business. A decrease in energy use due to weather changes may affect some of our portfolio companies’ financial condition, through decreased revenues. Extreme weather conditions in general require more system backup, adding to costs, and can contribute to increased system stresses, including service interruptions. Energy companies could also be affected by the potential for lawsuits against or taxes or other regulatory costs imposed on greenhouse gas emitters, based on links drawn between greenhouse gas emissions and climate change.

In December 2015 the United Nations, of which the U.S. is a member, adopted a climate accord (the “Paris Agreement”) with the long-term goal of limiting global warming and the short-term goal of significantly reducing greenhouse gas emissions. The U.S. subsequently ratified the Paris Agreement, and it entered into force on November 4, 2016. In June 2017, the U.S. announced an intention to withdraw from the agreement, but the earliest effective withdrawal date for the U.S. under the Paris Agreement is November 2020. As a result, some of our portfolio companies may become subject to new or strengthened regulations or legislation which could increase their operating costs and/or decrease their revenues. Increased environmental regulation and the resulting regulatory compliance costs may also make it difficult for our portfolio companies to expand their businesses into non-U.S. countries, which could result in decreased capital resources and financial outlook for our portfolio companies.

Defaults by our portfolio companies will harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies.

We intend to invest in corporate debt of middle market companies, including privately-held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. Second, the investments themselves tend to be less liquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. Finally, little public information generally exists about private companies. Further, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of our Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. As a result, the relative lack of liquidity and the potential diminished capital resources of our target portfolio companies may affect our investment returns.

The disposition of our investments may result in contingent liabilities.

A significant portion of our investments involve private securities. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to potential liabilities. These arrangements may result in contingent liabilities that ultimately result in funding obligations that we must satisfy through our return of payments previously paid to us.

The lack of liquidity in our investments may adversely affect our business.

We invest in companies whose securities are typically not publicly traded, and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. As a result, we do not expect to achieve liquidity in our investments in the near-term. We expect that our investments will generally be subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such investments. The illiquidity of most of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses. With respect to our investments in investment funds that calculate a net asset value per share, there can be no assurance that we will be able to sell such investments at a price equal to its net asset value per share and we may ultimately sell such investments at discount to its net asset value per share.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid, and we could experience significant delays in reinvesting these amounts. Alternative future investments in new portfolio companies may also be at lower yields than the debt that was repaid and will, in any case, require additional Adviser time. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

We may not have the funds or ability to make additional investments in our portfolio companies.

We may not have the funds or ability to make additional investments in our portfolio companies. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

We may concentrate our investments in companies in a particular industry or industries.

In the event we concentrate our investments in companies in a particular industry or industries, any adverse conditions that disproportionately impact that industry or industries may have a magnified adverse effect on our operating results.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. To the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond our asset diversification requirements as a RIC under the Code, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few portfolio companies.

Our financial results may be affected adversely if one or more of our significant equity or junior debt investments in a CLO vehicle defaults on its payment obligations or fails to perform as we expect.

We expect that a portion of its portfolio will consist of equity and junior debt investments in CLOs, which involve a number of significant risks. CLOs are typically highly leveraged up to approximately 10 times, and therefore the junior debt and equity tranches in which we will invest in are subject to a higher risk of total loss. In particular, investors in CLOs indirectly bear risks of the underlying debt investments held by such CLOs. We may have the right to receive payments only from the CLOs, and do not have direct rights against the issuer or the entity that sold the assets to be securitized. Although it is difficult to predict whether the prices of indices and securities underlying CLOs will rise or fall, these prices, and therefore, the prices of the CLOs, will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally.

The investments we make in CLOs are thinly traded or have only a limited trading market. CLO securities are typically privately offered and sold, in the primary and secondary markets. As a result, investments in CLOs may be characterized as illiquid securities. In addition to the general risks associated with investing in debt securities, CLOs carry additional risks, including, but not limited to: (i) the possibility that distributions from the underlying loans will not be adequate to make interest or other payments; (ii) the quality of the underlying loans may decline in value or default; and (iii) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the CLO or unexpected investment results. Further, our investments in equity and junior debt tranches of CLOs are subordinate to the senior debt tranches thereof.

Investments in structured vehicles, including equity and junior debt instruments issued by CLOs, involve risks, including credit risk and market risk. Changes in interest rates and credit quality may cause significant price fluctuations. Additionally, changes in the underlying loans held by a CLO may cause payments on the instruments we hold to be reduced, either temporarily or permanently. Structured investments, particularly the subordinated interests in which we invest, are less liquid than many other types of securities and may be more volatile than the loans underlying the CLOs in which we invest.

CLO investments are subject to interest rate risk.

A majority of the assets in a CLO’s portfolio are floating rate loans which are sensitive to interest rate levels and volatility. Although CLOs are generally structured to mitigate the risk of interest rate mismatch, there may be some difference between the timing of interest rate resets on these floating rate loans and liabilities of a CLO. Such a mismatch in timing could have a negative effect on the amount of funds distributed to CLO equity. In addition, CLOs may not be able to enter into hedge agreements, even if it may otherwise be in the best interests of the CLO to hedge such interest rate risk. Furthermore, in the event of a significant rising interest rate environment and/or economic downturn, loan defaults may increase and result in credit losses that may adversely affect the CLO investments held by the Company.

CLOs typically will have no significant assets other than their underlying loans; payments on CLO investments are and will be payable solely from the cash flows from such loans.

CLOs typically will have no significant assets other than their underlying loans. Accordingly, payments on Collateralized Securities are and will be payable solely from the cash flows from such underlying loans, net of all management fees and other expenses. Payments to us as a holder of Collateralized Securities are subject to payments received on the underlying loans. This means that relatively small numbers of defaults of underlying loans may adversely impact our returns.

Collateralized Securities are exposed to leveraged credit risk.

We may be in a subordinated position with respect to realized losses on the loans in CLOs. The leveraged nature of CLOs, in particular, magnifies the adverse impact of loan defaults. Collateralized Securities represent a leveraged investment with respect to the underlying loans. Therefore, changes in the market value of Collateralized Securities could be greater than the change in the market value of the underlying loans, which are subject to credit, liquidity and interest rate risk.

There is the potential for interruption and deferral of cash flow from CLO investments.

If certain minimum collateral value ratios and/or interest coverage ratios are not met by a CLO, primarily due to loan defaults, then cash flow that otherwise would have been available to pay distributions to us on our CLO investments may instead be used to redeem any senior notes or to purchase additional loans, until the ratios again exceed the minimum required levels or any senior notes are repaid in full. This could result in an elimination, reduction or deferral in the distribution and/or principal paid to the holders of such Collateralized Securities, which would adversely impact our returns.

Loans of CLOs may be sold and replaced, resulting in a loss to us.

The loans underlying Collateralized Securities may be sold and replacement collateral purchased within the parameters set out in the relevant CLO indenture between the CLO and the CLO trustee and those parameters may typically only be amended, modified or waived by the agreement of a majority of the holders of the senior notes and/or the junior secured notes and/or the equity tranche once the CLO has been established. If these transactions result in a net loss, the magnitude of the loss from the perspective of the equity tranche would be increased by the leveraged nature of the investment.

Risks Relating to Debt Financing

We have sold unsecured notes and have entered into revolving credit facilities with Citi, JPM, MassMutual and Wells Fargo that contain various covenants which, if not complied with, could accelerate repayment under the credit facilities, thereby materially and adversely affecting our liquidity, financial condition, results of operations and our ability to pay distributions to our stockholders.

The agreements governing certain of our and our special purpose financing subsidiaries’ financing arrangements require us and our subsidiaries to comply with certain financial and operational covenants. These covenants require us and our subsidiaries to, among other things, maintain certain financial ratios, including asset coverage and minimum stockholders’ equity. Compliance with these covenants depends on many factors, some of which are beyond our and their control. In the event of deterioration in the capital markets and pricing levels subsequent to this period, net unrealized depreciation in our and our subsidiaries’ portfolios may increase in the future and could result in non-compliance with certain covenants, or our taking actions which could disrupt our business and impact our ability to meet our investment objective. For example, the agreements governing one or more of our credit facilities require applicable special purpose vehicles (“SPVs”) to comply with certain operational covenants, including maintaining eligible assets with an aggregate value equal to or exceeding a specified multiple of the borrowings under the credit facility, and a decline in the value of assets owned by the SPV could result in our being required to contribute additional assets to the SPV.

There can be no assurance that we and our subsidiaries will continue to comply with the covenants under our financing arrangements. Failure to comply with these covenants could result in a default. If we and our subsidiaries were unable to obtain a waiver from the debt holders, such a default could accelerate repayment under any or all of our and their debt instruments and thereby force us to liquidate investments at a disadvantageous time and/or at a price which could result in losses, or allow our lenders to sell assets pledged as collateral under our financing arrangements in order to satisfy amounts due thereunder. These occurrences could have a material adverse impact on our liquidity, financial condition, results of operations and ability to pay distributions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations- Financial Condition, Liquidity and Capital Resources” for a more detailed discussion of the terms of debt financings.

Because we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

As of September 30, 2020, we had approximately $0.9 billion of debt financing. The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. Because we use leverage to partially finance our investments, through borrowing from banks and other lenders, you will experience increased risks of investing in our common stock. If the value of our assets increases, leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause our net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net income to increase more than it would without the leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common stock distribution payments. Leverage is generally considered a speculative investment technique.

Illustration. The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $2.8 billion in total assets, (ii) a weighted average cost of funds of 3.73%, (iii) $1.4 billion in debt outstanding (i.e., assumes that the $310.0 million principal amount of our unsecured notes sold and the full $1.1 billion available to us under our revolving credit facilities is outstanding), and (iv) $1.3 billion in stockholders’ equity. In order to compute the “Corresponding return to stockholders,” the “Assumed Return on Our Portfolio (net of expenses)” is multiplied by the assumed total assets to obtain an assumed return to us. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds by the assumed debt outstanding, and the product is subtracted from the assumed return to us in order to determine the return available to stockholders. The return available to stockholders is then divided by our stockholders’ equity to determine the “Corresponding return to stockholders.” Actual interest payments may be different.

Assumed Return on Our Portfolio (net of expenses)

	(10)%	(5)%	-%	5%	10%
Corresponding return to stockholders (1)	(24.69)%	(14.30)%	(3.91)%	6.49	16.88

(1)	In order for us to cover our hypothetical annual interest payments on indebtedness, we would need to achieve annual returns on our September 30, 2020 total assets of at least 1.88%.

As of September 30, 2020, the Wells Fargo Credit Facility provided for borrowings in an aggregate principal amount of up to $300.0 million on a committed basis, due August 28, 2025; the Citi Credit Facility provided for borrowings in an aggregate principal amount of up to $400.0 million on a committed basis, due May 31, 2022; the MassMutual Credit Facility provided for borrowings in an aggregate principal amount of up to $100.0 million on a committed basis, and, subject to satisfaction of certain conditions, contains an accordion feature whereby the MassMutual Facility can be expanded to $150.0 million, due December 31, 2025; the JPM Credit Facility provided for borrowings in an aggregate principal amount of up to $300.0 million on a committed basis, due August 28, 2023; the 2022 Notes provided borrowings in an aggregate principal amount of $150.0 million, due December 30, 2022; the 2023 Notes provided borrowings in an aggregate principal amount of $60.0 million, due May 30, 2023; and the 2024 Notes provided borrowings in an aggregate principal amount of $100.0 million, due December 15, 2024. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” for more information about these financing arrangements.

Changes in interest rates may affect our cost of capital and net investment income.

General interest rate fluctuations and changes in credit spreads on floating rate loans may have a substantial negative impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our rate of return on invested capital, our net investment income, our net asset value and the market price of our common stock.

The majority of our debt investments have, and are expected to have, variable interest rates that reset periodically based on benchmarks such as LIBOR, so an increase in interest rates from their historically low present levels may make it more difficult for our portfolio companies to service their obligations under our debt investments and increase defaults even where our investment income increases. In addition, any such increase in interest rates would make it more expensive to use debt to finance our investments. Any decrease in credit spreads on debt that pays a floating rate of return would have an impact on the income generation of our floating rate assets. Trading prices for debt that pays a fixed rate of return tend to fall as interest rates rise. Trading prices tend to fluctuate more for fixed rate securities that have longer maturities. Although we have no policy governing the maturities of our investments, under current market conditions we expect that we will invest in a portfolio of debt generally having maturities of up to seven years. This means that we will be subject to greater risk (other things being equal) than an entity investing solely in shorter-term securities.

In addition, because we borrow to fund a portion of our investments, a portion of our net investment income will depend upon the difference between the interest rate at which we borrow funds and the interest rate at which we invest these funds. Portions of our investment portfolio and our borrowings have floating rate components. As a result, a significant change in market interest rates could have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds could increase, which would reduce our net investment income. We may hedge against such interest rate fluctuations by using standard hedging instruments such as interest rate swap agreements, futures, options and forward contracts, subject to applicable legal requirements, including all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged borrowings. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Corporate Structure and Common Stock

As a result of certain limitations in our share repurchase program, you will have limited opportunities to sell your shares and, to the extent you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares.

We intend to conduct tender offers pursuant to our share repurchase program on an annual basis. The share repurchase program includes numerous restrictions that limit your ability to sell your shares and should not be relied upon as a method to sell your shares promptly or at a desired price. We intend to limit the number of shares repurchased pursuant to our proposed share repurchase program as follows: (1) we currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan feature of the Plan; at the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares; (2) we will not repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year; (3) unless you tender all of your shares, you must tender at least 25% of the amount of shares you have purchased in the offering and must maintain a minimum balance of $1,000 subsequent to submitting a portion of your shares for repurchase by us; and (4) to the extent that the number of shares put to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any year.

Our board of directors may amend, suspend or terminate the repurchase program in its sole discretion upon 30 days’ notice. We will notify you of such developments (1) in the quarterly reports mentioned above or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

When we make repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price you paid for shares in our offering. As a result, to the extent you have the ability to sell your shares to us as part of our share repurchase program, the price at which you may sell your shares, may be lower than what you paid in connection with your purchase of shares in our offering.

In addition, in the event you choose to participate in our share repurchase program, you will be required to provide us with notice of your intent to participate prior to knowing what the repurchase price per share will be on the repurchase date. Although you will have the ability to withdraw your repurchase request prior to the repurchase date, to the extent you seek to sell your shares to us as part of our periodic share repurchase program, you will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock with rights and privileges superior to common stockholders without common stockholder approval.

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board of directors has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock.

Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act, including among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock.

Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue shares of common stock. Pursuant to our charter, a majority of our entire board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. After your purchase in this offering, our board of directors may elect to sell additional shares in this or any follow-on public offerings, issue equity interests in private offerings or issue share-based awards to our independent directors or employees of our Adviser. To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Certain provisions of our charter and bylaws as well as provisions of the Maryland General Corporation Law could deter takeover attempts and have an adverse impact on the value of our common stock.

Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Under the Maryland General Corporation Law, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by employees who are directors of the corporation. Our bylaws contain a provision exempting us from the Maryland Control Share Acquisition Act under the Maryland General Corporation Law any and all acquisitions by any person of our shares of stock. Our board of directors may amend the bylaws to remove that exemption in whole or in part without stockholder approval. The Maryland Control Share Acquisition Act (if we amend our bylaws to be subject to that Act) may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Under the Maryland General Corporation Law, specified “business combinations,” including mergers, consolidations, share exchanges, or, in circumstances specified in the statute, asset transfers or issuances or reclassifications of equity securities, between a Maryland corporation and any person who owns 10% or more of the voting power of the corporation’s outstanding voting stock, and certain other parties (each an “interested stockholder”), or an affiliate of the interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter any of the specified business combinations must be approved by two super majority votes of the stockholders unless, among other conditions, the corporation’s common stockholders receive a minimum price for their shares.

Under the Maryland General Corporation Law, certain statutory provisions permit a corporation that is subject to the Exchange Act and that has at least three independent directors to be subject to certain corporate governance provisions notwithstanding any contrary provision in the corporation’s charter and bylaws. Among other provisions, a board of directors may classify itself without the vote of stockholders. Further, the board of directors, by electing into certain statutory provisions and notwithstanding any contrary provision in the charter or bylaws, may (i) provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting, (ii) reserve for itself the right to fix the number of directors, and (iii) retain for itself the exclusive power to fill vacancies created by the death, removal or resignation of a director. A corporation may be prohibited by its charter or by resolution of its board of directors from electing to be subject to any of the provisions of the statute. We are not prohibited from implementing any or all of the provisions.

Additionally, our board of directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock; and our board of directors may, without stockholder action, amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. These provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult for you to sell your shares.

We intend to explore a potential liquidity event for our stockholders between five to seven years following the completion of our offering stage, which may include further follow-on offerings. We expect that our board of directors, in the exercise of the requisite standard of care applicable to directors under Maryland law, will determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such a transaction is in our best interests. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. However, there can be no assurance that we will complete a liquidity event within such time or at all. If we do not successfully complete a liquidity event, liquidity for your shares will be limited to our share repurchase program which we have no obligation to maintain.

Our shares will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

Our shares are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the future. We intend to explore a potential liquidity event for our stockholders between five and seven years following the completion of our offering stage, which may include further follow-on offerings. However, there can be no assurance that we will complete a liquidity event within such time or at all. We expect that our board of directors, in the exercise of its duties to us, will determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such an event is in our best interests. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our board in which our stockholders will receive cash or shares of a publicly traded company.

In making the decision to apply for listing of our shares, our directors will try to determine whether listing our shares or liquidating our assets will result in greater value for our stockholders. In making a determination of what type of liquidity event is in our best interests, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common stock, internal management requirements to become a perpetual life company and the potential for stockholder liquidity. If our shares are listed, we cannot assure you a public trading market will develop.

You should also be aware that shares of publicly traded closed-end investment companies frequently trade at a discount to their NAV. If our shares are eventually listed on a national exchange, we would not be able to predict whether our common stock would trade above, at or below NAV. This risk is separate and distinct from the risk that our NAV may decline.

We may limit the number of shares to be repurchased during any redemption period to the number of shares of common stock we are able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during such redemption period.

As discussed above, we intend to conduct tender offers pursuant to our share repurchase program on an annual basis. We may limit the number of shares to be repurchased during any redemption period to the number of shares of common stock we are able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during such redemption period. Our eight most recent tender offers were oversubscribed.

Federal Income Tax Risks

We may be subject to corporate-level U.S. federal taxes if we fail to maintain our qualification as a RIC.

To maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements.

•	The Annual Distribution Requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. We may be subject to corporate-level U.S. federal income tax on any of our undistributed income or gain. Additionally, we will be subject to a 4% nondeductible federal excise tax to the extent that we do not satisfy certain additional minimum distribution requirements on a calendar-year basis. Because we use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

•	The income source requirement will be satisfied if we obtain at least 90% of our gross income for each year from dividends, interest, gains from the sale of stock or securities, or similar sources.

•	The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to maintain RIC tax treatment for any reason and are subject to corporate-level U.S. federal income tax on all of our income, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Even if we qualify as a RIC, we will be required to pay corporate-level U.S. federal income taxes on any income or capital gains that we do not distribute (or deemed to be distributed) to stockholders. We may also be subject to certain U.S. federal excise taxes, as well as state, local and foreign taxes.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we have elected to amortize market discounts and include such amounts, if any, in our annual taxable income, instead of upon disposition, as electing not to do so could potentially limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

You may receive shares of our common stock as distributions which could result in adverse tax consequences to you.

In order to satisfy the Annual Distribution Requirement applicable to RICs, we may have the ability to declare a large portion of a distribution in shares of our common stock instead of in cash, provided that stockholders have the right to elect to receive their distribution in cash. As long as a portion of such distribution is payable in cash (which portion can be as low as 20% based on certain rulings by the IRS) and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits would be a dividend for U.S. federal income tax purposes. If too many stockholders elect to receive their distributions in cash, each stockholder electing to receive his/her distribution in cash would receive a pro rata portion of his/her distribution in cash and the remaining portion of the distribution would be paid in shares of our common stock. As a result, a stockholder would be taxed on the entire distribution in the same manner as a cash distribution, even though a portion of the distribution was paid in shares of our common stock, and a stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, then such sales may put downward pressure on the trading price of our stock.

You may have current tax liability on distributions you elect to reinvest in our common stock but would not receive cash from such distributions to pay such tax liability.

If you participate in our distribution reinvestment plan feature of the Plan, you will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the fair market value of our common stock that you received to the extent such amount was not a tax-free return of capital. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of our common stock received from the distribution.

If we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, you will be taxed as though you received a distribution of some of our expenses and may be limited in your ability to deduct such expenses.

A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered regulated investment company for any period, a non-corporate stockholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional distribution to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered regulated investment company, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are not deductible by individuals, trusts, or estates for taxable years beginning before 2026. For taxable years beginning in 2026 or later, such expenses may be deductible only to the extent they exceed 2% of such a stockholder’s adjusted gross income. Such expenses are not deductible by an individual for alternative minimum tax purposes. While we anticipate that we will constitute a publicly offered regulated investment company for our current tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences.

Whether an investment in the shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. A “Non-U.S. stockholder” is a beneficial owner of shares of our common stock that is neither a U.S. stockholder nor a partnership (including an entity treated as a partnership for U.S. federal income tax purposes). Among other things, a Non-U.S. stockholder, under certain circumstances, may be subject to withholding of U.S. federal income tax at a rate of 30.0% (or lower rate provided by an applicable treaty); required to file U.S. income taxes to receive a tax credit or tax refund of overpayments of taxes; subject to U.S. income tax at graduated rates or to a branch profits on our distributions; subject to certain reporting requirements, disclosure requirements, and withholding taxes under the Foreign Account Tax Compliance Act and other laws; and subject to certain rules regarding foreign tax credits. Non-U.S. persons should consult their tax advisors with respect to U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in our shares.

Our investments in CLOs may be subject to special anti-deferral provisions that could result in us incurring tax or recognizing income prior to receiving cash distributions related to such income.

We may in the future purchase residual or subordinated interests in CLOs or certain other non-U.S. equity investments that are treated for U.S. federal income tax purposes as shares in a “passive foreign investment company” (a “PFIC”). If we acquire shares in a PFIC (including equity tranche investments in CLOs that are PFICs), we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable distribution by us to our stockholders. Certain elections may be available to mitigate or eliminate such tax on excess distributions. If we make a QEF election, we generally would be required to include in our gross income our share of the earnings of a PFIC on a current basis, regardless of whether any distributions are received from such PFIC in a given taxable year. If this election were made, the special rules discussed above, relating to the taxation of excess distributions, would not apply. Alternatively, we may elect to mark-to-market our PFIC shares at the end of each taxable year, with the result that unrealized gains would be treated as though they were realized and reported as ordinary income. Any mark-to-market losses would be deductible as ordinary losses to the extent of any net mark-to-market gains included in income in prior taxable years.

If we hold more than 10% of the shares in a foreign corporation that is treated as a controlled foreign corporation (“CFC”) (including equity tranche investments in a CLO treated as CFC), we may be treated as receiving a deemed distribution (taxable as ordinary income) each year from such foreign corporation in an amount equal to our pro rata share of the corporation’s income for the tax year (including both ordinary earnings and capital gains). In general, a foreign corporation will be considered a CFC if greater than 50% of the shares of the corporation, measured by reference to combined voting power or value, if owned (directly, indirectly or by attribution) by U.S. Shareholders. A“U.S. Shareholder,” for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power or value of all classes of shares of a corporation. If we are treated as having received such deemed distributions from a CFC, we will be required to include such distribution in our investment company taxable income regardless of whether we receive any distributions from such CFC, and we would be required to distribute such income to satisfy the distribution requirements applicable to RICs.

If we are required to include amounts in our taxable income prior to receiving distributions representing such income, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

The Collateralized Securities in which we invest may be subject to U.S. withholding tax if they fail to comply with certain reporting requirements.

The “Foreign Account Tax Compliance Act,” or FATCA, imposes a withholding tax of 30% on payments of U.S. source interest and dividends paid to certain non-U.S. entities, including certain non U.S. financial institutions and investment funds, unless such non-U.S. entity complies with certain reporting requirements regarding its U.S. account holders and its U.S. owners. Most CLO vehicles in which we invest will be treated as non-U.S. financial entities for this purpose, and therefore will be required to comply with these reporting requirements to avoid the 30% withholding. If a CLO vehicle in which we invest fails to properly comply with these reporting requirements, it could reduce the amounts available to distribute to equity and junior debt holders in such CLO vehicle, which could materially and adversely affect our operating results and cash flows.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

•	our future operating results;

•	the impact of the COVID-19 pandemic on our business and our portfolio companies, including our and their ability to access capital and liquidity;

•	changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets, including the effect of the current COVID-19 pandemic;

•	the impact that the discontinuation of LIBOR and the transition to new reference rates could have on the value of our LIBOR-indexed portfolio investments and the cost of borrowing under our credit facilities;

•	the impact of the investments that we expect to make;

•	the ability of our portfolio companies to achieve their objectives;

•	our contractual arrangements and relationships with third parties;

•	our expected financings and investments:

•	the adequacy of our cash resources and working capital;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	our repurchase of shares;

•	the ability to qualify and maintain our qualification as a RIC and a BDC;

•	actual and potential conflicts of interest with our Adviser and its affiliates;

•	the dependence of our future success on the general economy and its effect on the industries in which we invest;

•	the timing, form, and amount of any distributions;

•	the impact of fluctuations in interest rates on our business;

•	the valuation of any investments in portfolio companies, particularly those having no liquid trading market;

•	the impact of changes to generally accepted accounting principles, and the impact to BDCA; and

•	the impact of changes to tax legislation and, generally, our tax position.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors,” some of which also appear elsewhere in this prospectus. Examples of factors that could cause actual results to differ materially include:

•	changes in the economy;

•	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and

•	future changes in laws or regulations and conditions in our operating areas.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act.

USE OF PROCEEDS

We cannot determine precisely the number of shares of common stock that ultimately may be sold pursuant to the DRIP. We will receive no proceeds from the issuance of any shares pursuant to the DRIP. Shares issued pursuant to the DRIP would reduce the cash amounts needed to pay Distributions. We cannot determine precisely the number of shares of common stock that ultimately may be sold pursuant to the direct stock purchase feature of the Plan.

DISTRIBUTIONS

We declared our first distribution on June 23, 2011 and have declared and paid cash distributions to our stockholders on a monthly basis since such time until April 21, 2020, when the Board of Directors approved a transition in the timing of its distributions to holders of the Company's common stock from a monthly to a quarterly basis. We calculate each stockholder’s specific distribution amount for the quarter using record and declaration dates. From time-to-time, we may also pay interim distributions at the discretion of our board of directors. Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, and/or a return of paid-in capital surplus which is a nontaxable distribution) will be mailed to our stockholders. Our distributions may exceed our earnings, and, as a result, a portion of the distributions we make may represent a return of capital for tax purposes. A return of capital is a return of your initial investment in the Company rather than earnings or gains derived from our investment activities. We have not paid a distribution that represented a return of capital since November 2, 2015.

We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from any future offering to fund distributions. There can be no assurance that we will be able to sustain distributions at any particular level.

From time-to-time and not less than quarterly, our Adviser will be required to review our accounts to determine whether distributions are appropriate. We shall distribute pro rata to our stockholders funds received by us which our Adviser deems unnecessary for us to retain.

To maintain our RIC qualification, we must, among other things, distribute at least 90% of our net ordinary income and net short-term capital gain in excess of net long-term capital loss, if any, to our stockholders. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute, or be deemed to distribute, during each calendar year an amount at least equal to the sum of: (1) 98% of our net ordinary income for the calendar year; (2) 98.2% of our capital gain in excess of capital loss for the calendar year; and (3) any net ordinary income and net capital gain for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. We can offer no assurance that we will achieve results that will permit the payment of any distributions and, if we issue senior securities, we will be prohibited from paying distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

The table below reflects the cash distributions per share that we have paid on our common stock since January 2015 (dollars in thousands except per share amounts).

Record Date	Payment Date	Per share	Distributions Paid in Cash	Distributions Paid Through the DRIP	Total Distributions Paid
2015:
January 31, 2015	February 4, 2015	$0.07	$5,948	$5,797	$11,745
February 28, 2015	March 2, 2015	0.07	5,520	5,236	10,756
March 31, 2015	April 1, 2015	0.07	6,265	5,898	12,163
April 30, 2015	May 1, 2015	0.07	6,242	5,849	12,091
May 29, 2015	June 1, 2015	0.07	6,680	5,905	12,585
June 30, 2015	July 1, 2015	0.07	6,485	5,735	12,220
July 31, 2015	August 3, 2015	0.07	6,976	6,126	13,102
August 31, 2015	September 1, 2015	0.07	7,053	6,049	13,102
September 30, 2015	October 1, 2015	0.07	6,870	5,835	12,705
October 31, 2015	November 2, 2015	0.07	7,140	6,030	13,170
November 30, 2015	December 1, 2015	0.07	6,932	5,835	12,767
December 31, 2015	January 4, 2016	0.07	7,224	5,989	13,213
			$79,335	$70,284	$149,619
2016:
January 31, 2016	February 3, 2016	$0.07	$8,922	$4,298	$13,220
February 28, 2016	March 1, 2016	0.07	7,014	5,333	12,347
March 31, 2016	April 1, 2016	0.07	7,363	5,718	13,081
April 30, 2016	May 2, 2016	0.07	12,708	(2)	12,706
May 31, 2016	June 2, 2016	0.07	7,582	5,539	13,121
June 30, 2016	July 1, 2016	0.07	7,438	5,304	12,742
July 31, 2016	August 1, 2016	0.07	7,789	5,421	13,210
August 31, 2016	September 1, 2016	0.07	7,908	5,351	13,259
September 30, 2016	October 3, 2016	0.07	7,745	5,127	12,872
October 31, 2016	November 1, 2016	0.07	8,067	5,273	13,340
November 30, 2016	December 1, 2016	0.07	7,947	5,073	13,020
December 31, 2016	January 3, 2017	0.07	8,311	5,205	13,516
			$98,794	$57,640	$156,434
2017:
January 31, 2017	February 3, 2017	$0.07	$7,983	$5,081	$13,064
February 28, 2017	March 1, 2017	0.07	7,250	4,612	11,862
March 31, 2017	April 3, 2017	0.07	8,135	5,060	13,195
April 30, 2017	May 1, 2017	0.07	7,942	4,881	12,823
May 31, 2017	June 1, 2017	0.07	8,270	4,995	13,265
June 30, 2017	July 3, 2017	0.07	8,064	4,813	12,877
July 31, 2017	August 3, 2017	0.06	6,307	3,692	9,999
August 31, 2017	September 1, 2017	0.06	6,223	3,622	9,845
September 30, 2017	October 2, 2017	0.05	6,060	3,477	9,537
October 31, 2017	November 1, 2017	0.06	6,303	3,574	9,877
November 30, 2017	December 1, 2017	0.05	6,140	3,443	9,583
December 31, 2017	January 2, 2018	0.06	6,388	3,535	9,923
			$85,065	$50,785	$135,850
2018:
January 31, 2018	February 1, 2018	$0.06	$6,443	$3,503	$9,946
February 28, 2018	March 1, 2018	0.06	5,810	3,129	8,939
March 30, 2018	April 2, 2018	0.06	6,436	3,407	9,843
April 30, 2018	May 1, 2018	0.06	6,288	3,256	9,544
May 31, 2018	June 1, 2018	0.06	6,574	3,310	9,884
June 29, 2018	July 2, 2018	0.05	6,405	3,182	9,587
July 31, 2018	August 1, 2018	0.06	6,670	3,258	9,928
August 31, 2018	September 4, 2018	0.06	6,687	3,188	9,875
September 28, 2018	October 1, 2018	0.05	6,459	3,061	9,520
October 31, 2018	November 1, 2018	0.05	6,713	3,144	9,857
November 30, 2018	December 3, 2018	0.05	7,137	3,012	10,149
December 31, 2018	January 2, 2019	0.06	7,411	3,095	10,506
		0.06	$79,035	$38,543	$117,578
2019:
January 31, 2019	February 1, 2019	$0.06	$7,461	$3,065	$10,526
February 28, 2019	March 1, 2019	0.05	6,716	2,756	9,472
March 29, 2019	April 1, 2019	0.05	7,352	3,091	10,443
April 30, 2019	May 1, 2019	0.05	7,153	2,973	10,126
May 31, 2019	June 3, 2019	0.06	7,526	2,958	10,484
June 28, 2019	July 1, 2019	0.05	7,311	2,854	10,165
July 31, 2019	August 1, 2019	0.06	7,617	2,908	10,525
August 30, 2019	September 3, 2019	0.06	7,617	2,889	10,506
September 30, 2019	October 1, 2019	0.05	7,347	2,759	10,106
October 31, 2019	November 1, 2018	0.05	7,618	2,844	10,462
November 30, 2019	December 1, 2018	0.05	7,427	2,716	10,143
December 31, 2019	January 2, 2019	0.06	7,707	2,796	10,503
			$88,852	$34,609	$123,461
2020:
January 31, 2020	February 3, 2020	$0.06	$7,734	$2,757	$10,491
February 29, 2020	March 2, 2020	0.05	7,262	2,560	9,822
March 31, 2020	April 3, 2020	0.05	10,413	--	10,413
June 30, 2020	July 7, 2020	0.10	14,990	4,819	19,809
September 30, 2020	October 1, 2020	0.10	15,248	4,748	19,996

Pursuant to the DRIP, we reinvest all Distributions declared by our board of directors on behalf of investors who do not elect to receive their Distributions in cash as described below. As a result, if our board of directors declares a Distribution, then stockholders who have not elected to “opt out” of the DRIP will have their Distributions automatically reinvested in additional shares of our common stock at a price equal to NAV per share as estimated in good faith by us on the payment date. The timing and amount of any future Distributions to stockholders are subject to applicable legal restrictions and the sole discretion of our board of directors. The Company is no longer issuing new shares except for shares issued pursuant to the DRIP. See “Distribution Reinvestment and Direct Stock Purchase Plan.”

We have not established limits on the amount of funds we may use from available sources to fund distributions. We may have distributions which could be characterized as a return of capital for tax purposes. During the years ended December 31, 2019 December 31, 2018, December 31, 2017 and December 31, 2016, no portion of our distributions were characterized as return of capital for tax purposes, respectively. During the year ended December 31, 2015, $16.3 million of our distributions was characterized as return of capital for tax purposes. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at all.

Our charter provides that, distributions in-kind are not be permitted, except for distributions of readily marketable securities or our securities, distributions of cash from a liquidating trust established for our dissolution and the liquidation of our assets in accordance with the terms of the charter, or in-kind distributions in which (i) the board of directors advises each stockholder of the risks associated with direct ownership of the property, (ii) the board of directors offers each stockholder the election of receiving such in-kind distributions, and (iii) in-kind distributions are made only to those stockholders that accept such offer.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of Business Development Corporation of America and the notes thereto, and other financial information included elsewhere in this prospectus. We are externally managed by the Adviser. The following information contains forward looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, actual results may differ materially from those expressed or implied by the forward-looking statements. Please see “Forward-looking Statements” above for a description of these risks and uncertainties.

Overview

We are an externally managed, non-diversified closed-end management investment company incorporated in Maryland in May 2010 that has elected to be regulated as a BDC under the 1940 Act. In addition, we have elected to be treated for tax purposes as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). Our investment activities are managed by Adviser, a subsidiary of BSP and supervised by our board of directors, a majority of whom are independent of the Adviser and its affiliates. As a BDC, we are required to comply with certain regulatory requirements. See “Regulation” for discussion of BDC regulation and other regulatory considerations.

Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in senior secured loans, and to a lesser extent, mezzanine loans, unsecured loans and equity of predominantly private U.S. middle-market companies. We define middle market companies as those with annual revenues up to $1 billion, although we may invest in larger or smaller companies. We also purchase interests in loans or corporate bonds through secondary market transactions. We expect that each investment generally will range between approximately 0.5% and 3.0% of our total assets. As of September 30, 2020, 80.1% of our portfolio was invested in senior secured loans.

Senior secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in priority of payments and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. We may also invest in the equity and junior debt tranches of collateralized loan obligation investment vehicles (“Collateralized Securities”).

Financial and Operating Highlights

(Dollars in millions, except per share amounts)
At September 30, 2020:
Investment Portfolio	$2,210.8
Net Assets	1,346.5
Debt (net of deferred financing costs)	879.0
Net Asset Value per share	6.71

Portfolio Activity for the Nine Months Ended September 30, 2020:
Cost of investments purchased during period, including PIK	501.6
Sales, repayments and other exits during the period	669.9
Number of portfolio companies at end of period	226

Operating results for the Nine Months Ended September 30, 2020:
Net investment income per share	0.34
Distributions declared per share	0.36
Net increase in net assets resulting from operations per share	(0.53)
Net investment income	66.3
Net realized and unrealized gain, net of deferred taxes	(171.2)
Net increase in net assets resulting from operations	(104.9)

Portfolio and Investment Activity

During the nine months ended September 30, 2020, we made $495.5 million of investments in new and existing portfolio companies and had $669.9 million in aggregate amount of sales and repayments, resulting in net sales and repayments of $174.4 million for the period. The total portfolio of debt investments at fair value consisted of 91.3% bearing variable interest rates and 8.7% bearing fixed interest rates.

During the year ended December 31, 2019, we made $997.0 million of investments in new and existing portfolio companies and had $786.8 million in aggregate amount of sales and repayments, resulting in net investments of $210.2 million for the period. The total portfolio of debt investments at fair value consisted of 90.5% bearing variable interest rates and 9.5% bearing fixed interest rates.

Our portfolio composition, based on fair value at September 30, 2020 was as follows:

	September 30, 2020
	Percentage of Total Portfolio	Weighted Average Current Yield for Total Portfolio (1)
Senior Secured First Lien Debt	70.6%	7.1%
Senior Secured Second Lien Debt	9.5	10.4
Subordinated Debt	5.3	10.7
Collateralized Securities (2)	4.3	5.9
Equity/Other(3)	10.3	6.9
Total	100.0%	7.5%

(1)	Includes the effect of the amortization or accretion of loan premiums or discounts.
(2)	Weighted average current yield for Collateralized Securities is based on the estimation of effective yield to expected maturity for each security as calculated in accordance with Accounting Standards Codification ("ASC") Topic 325-40-35, Beneficial Interests in Securitized Financial Assets (see Note 2 - Summary of Significant Accounting Policies).
(3)	Weighted average current yield for Equity/Other may be based on actual or annualized income, where applicable.

Our portfolio composition, based on fair value at December 31, 2019 was as follows:

	December 31, 2019
	Percentage of Total Portfolio	Weighted Average Current Yield for Total Portfolio (1)(2)
Senior Secured First Lien Debt	69.3%	8.5%
Senior Secured Second Lien Debt	12.0	12.3
Subordinated Debt	4.2	11.3
Collateralized Securities (2)	4.3	10.1
Equity/Other(3)	10.2	6.3
Total	100.0%	8.9%

(1)	Includes the effect of the amortization or accretion of loan premiums or discounts.

(2)	Weighted average current yield for Collateralized Securities is based on the estimation of effective yield to expected maturity for each security as calculated in accordance with ASC Topic 325-40-35, Beneficial Interests in Securitized Financial Assets (see Note 2 - Summary of Significant Accounting Policies).

(3)	Weighted average current yield for Equity/Other may be based on actual or annualized income, where applicable.

During the year ended December 31, 2018, we made $1,102.5 million of investments in new and existing portfolio companies and had $1,211.1 million in aggregate amount of sales and repayments, resulting in net sales and repayments of $(108.6) million for the period. The total portfolio of debt investments at fair value consisted of 86.8% bearing variable interest rates and 13.2% bearing fixed interest rates.

Our portfolio composition, based on fair value at December 31, 2018 was as follows:

	December 31, 2018
	Percentage of Total Portfolio	Weighted Average Current Yield for Total Portfolio (1)(2)
Senior Secured First Lien Debt	68.3%	9.6%
Senior Secured Second Lien Debt	11.8	12.3
Subordinated Debt	5.9	10.8
Collateralized Securities (3)	5.4	10.3
Equity/Other	8.6	6.6
Total	100.0%	9.8%

(1)	Includes the effect of the amortization or accretion of loan premiums or discounts.
(2)	Weighted average current yield for Collateralized Securities is based on the estimation of effective yield to expected maturity for each security as calculated in accordance with ASC Topic 325-40-35, Beneficial Interests in Securitized Financial Assets (see Note 2 - Summary of Significant Accounting Policies).
(3)	Weighted average current yield for Equity/Other may be based on actual or annualized income, where applicable..

RESULTS OF OPERATIONS

For information regarding results of operations for the year ended December 31, 2018, see the Company's Form 10-K for the fiscal year ended December 31, 2019.

Operating results for the three and nine months ended September 30, 2020 and September 30, 2019 were as follows (dollars in thousands):

	For the Three Months Ended September 30,	For the Three Months Ended September 30,	For the Nine Months Ended September 30,	For the Nine Months Ended September 30,
	2020	2019	2020	2019
Total investment income	$44,166	$63,192	$142,528	$186,345
Total expenses	22,609	34,914	74,286	102,839
Income tax expense, including excise tax	1,237	338	1,931	1,301
Net investment gain attributable to non-controlling interests	—	—	—	9
Net investment income	$20,320	$27,940	$66,311	$82,196

Operating results for the years ended December 31, 2019 and 2018 were as follows (dollars in thousands):

	For the Year Ended December 31,	For the Year Ended December 31,
	2019	2018
Total investment income	$244,505	$237,012
Total expenses net of expense waivers	134,477	131,997
Income tax expense, including excise tax	1,771	1,605
Net investment gains attributable to non-controlling interests	9	25
Net investment income	$108,248	$103,385

Investment Income

For the three and nine months ended September 30, 2020, total investment income was $44.2 million and $142.5 million, respectively, and was primarily attributable to interest income from investments in portfolio companies with an average portfolio fair value of $2.4 billion and a weighted average current yield of 7.5%. Included within total investment income was $2.2 million and $4.4 million, respectively, of fee income for the three and nine months ended September 30, 2020. Fee income consists primarily of prepayment and amendment fees. For the three and nine months ended September 30, 2019, total investment income was $63.2 million and $186.3 million, respectively and was primarily attributable to interest income from investments in portfolio companies with an average portfolio fair value of $2.5 billion and a weighted average current yield of 9.2%. Included within total investment income was $1.1 million and $2.6 million, respectively, of fee income for the three and nine months ended September 30, 2019. Fee income consists primarily of prepayment and amendment fees.

For the year ended December 31, 2019, total investment income was $244.5 million and was primarily attributable to interest income from investments in portfolio companies with an average portfolio fair value of $2.4 billion and a weighted average current yield of 8.9%. Included within total investment income was $3.6 million of fee income for the year ended December 31, 2019. Fee income consists primarily of prepayment and amendment fees. For the year ended December 31, 2018, total investment income was $237.0 million, and was primarily attributable to interest income from investments in portfolio companies with an average portfolio fair value of $2.4 billion and a weighted average current yield of 9.8%. Included within total investment income was $4.8 million of fee income for the year ended December 31, 2018. Fee income consists primarily of prepayment and amendment fees.

Operating Expenses

The composition of our operating expenses for the three and nine months ended September 30, 2020 and September 30, 2019 was as follows (dollars in thousands):

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Management fees	$8,933	$10,269	$28,255	$29,739
Incentive fee on income	—	6,985	—	20,549
Interest and debt fees	10,909	14,131	36,986	41,505
Professional fees	1,365	1,207	3,966	4,342
Other general and administrative	785	1,897	3,391	5,424
Administrative Services	395	199	955	592
Directors’ fees	222	226	733	688
Total operating expenses	$22,609	$34,914	$74,286	$102,839

For the three and nine months ended September 30, 2020, we incurred management fees of $8.9 million and $28.3 million, respectively. For both the three and nine months ended September 30, 2020, we did not incur incentive fees on income. For the three and nine months ended September 30, 2019, we incurred management fees of $10.3 million and $29.7 million, respectively. For the three and nine months ended September 30, 2019, we incurred incentive fees on income of $7.0 million and $20.5 million, respectively.

For the three and nine months ended September 30, 2020, we incurred interest and debt fees of $10.9 million and $37.0 million, respectively. For the three and nine months ended September 30, 2019, we incurred interest and debt fees of $14.1 million and $41.5 million, respectively. Interest and debt fees are comprised of interest expense, non-usage fees, trustee fees, amortization of deferred financing costs, and amortization of discount if applicable related to our revolving credit facilities and unsecured notes, each as defined herein in the section entitled "Borrowings". The decrease in interest and debt fees for the three and nine months ended September 30, 2020 as compared to the same periods in 2019 is primarily the result of a decrease in average interest costs coupled with a decrease in principal outstanding.

The composition of our operating expenses for the years ended December 31, 2019 and 2018 was as follows (dollars in thousands):

	For the Year Ended	For the Year Ended
	December 31,	December 31,
	2019	2018
Management fees	$39,837	$39,828
Incentive fee on income	27,062	21,681
Interest and debt fees	55,312	55,270
Professional fees	3,553	6,048
Other general and administrative	6,911	7,256
Administrative services	788	789
Insurance	105	108
Directors’ fees	909	1,017
Total operating expenses	$134,477	$131,997

For both years ended December 31, 2019 and 2018, we incurred management fees of $39.8 million. For the years ended December 31, 2019, and 2018, we incurred incentive fees on income of $27.1 million and $21.7 million.

For both years ended December 31, 2019 and 2018, we incurred interest and debt fees of $55.3 million. Interest and debt fees are comprised of interest expense, non-usage fees, trustee fees, amortization of deferred financing costs, and amortization of discount if applicable related to the Wells Fargo Credit Facility, Citi Credit Facility, UBS Credit Facility, 2024 Notes, 2023 Notes, 2022 Notes, 2020 Notes, and the JPMC PB Account, each as defined herein in the section entitled "Borrowings". The interest and debt fees for the year ended December 31, 2019 were in line with the interest and debt fees from the same period in 2018.

Net Realized Gain (Loss) and Net Change in Unrealized Appreciation (Depreciation) on Investments

Net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments and foreign currency transactions, net of deferred taxes for the three and nine months ended September 30, 2020 and 2019 were as follows (dollars in thousands):

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Net realized gain (loss)
Control investments	$(12,689)	$(41,306)	$(13,061)	$(41,400)
Affiliate investments	32	928	634	1,483
Non-affiliate investments	(23,254)	2,183	(93,560)	1,660
Net realized gain (loss) on foreign currency transactions	(845)	(242)	(72)	432
Total net realized loss	(36,756)	(38,437)	(106,059)	(37,825)
Net change in unrealized appreciation (depreciation) on investments
Control investments	21,652	33,530	(15,230)	62,279
Affiliate investments	1,278	(13,964)	(24,400)	(5,197)
Non-affiliate investments	51,891	(23,788)	(26,735)	(22,403)
Net change in deferred taxes	(930)	2,225	818	1,739
Total net change in unrealized appreciation (depreciation) on investments, net of change in deferred taxes	73,891	(1,997)	(65,547)	36,418
Net change in unrealized depreciation attributable to non-controlling interests	—	—	—	(3,017)
Net change in unrealized appreciation (depreciation) from forward currency exchange contracts	519	444	442	(826)
Net realized and unrealized gain (loss)	$37,654	$(39,990)	$(171,164)	$(5,250)

Net realized and unrealized gain (loss) on investments and foreign currency transactions, net of change in deferred taxes, resulted in a net gain (loss) of $37.7 million and $(171.2) million, respectively, for the three and nine months ended September 30, 2020 compared to a net loss of $(40.0) million and $(5.3) million for the same periods in 2019. We look at net realized gain (loss) and change in unrealized appreciation (depreciation) together, as movement in unrealized appreciation or depreciation can be the result of realizations.

The net realized and unrealized gain for the three months ended September 30, 2020 was primarily driven by unrealized gains on Senior Secured Investments, partially offset by realized losses on Senior Secured Investments. The net realized and unrealized loss for the nine months ended September 30, 2020 was primarily driven by realized losses on Senior Secured Investments as well as unrealized losses on Senior Secured Investments, Collateralized Securities, and Equity investments.

Net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments and foreign currency transactions, net of deferred taxes for the years ended December 31, 2019 and December 31, 2018 were as follows (dollars in thousands):

	For the Year Ended December 31,
	2019	2018
Net realized gain (loss)
Control investments	$(41,367)	$460
Affiliate investments	(21,341)	(39,852)
Non-affiliate investments	(2,534)	15,458
Net realized gain (loss) on foreign currency transactions	717	(376)
Total net realized loss	(64,525)	(24,310)
Net change in unrealized appreciation (depreciation) on investments, net of deferred taxes
Control investments	68,265	8,897
Affiliate investments	7,652	5,538
Non-affiliate investments	(23,757)	(64,948)
Net change in deferred taxes	987	(469)
Total net change in unrealized appreciation (depreciation) on investments, net of deferred taxes	53,147	(50,982)
Net change in unrealized appreciation (depreciation) attributable to non-controlling interests	(3,017)	(840)
Net change in unrealized appreciation (depreciation) from forward currency exchange contracts	(1,381)	993
Net realized and unrealized loss	$(15,776)	$(75,139)

Net realized and unrealized loss on investments and foreign currency transactions, net of deferred taxes, resulted in a net loss of $(15.8) million for the year ended December 31, 2019 compared to net losses of $(75.1) million and $(27.6) million, respectively, for the same period in 2018. We look at net realized gain (loss) and change in unrealized appreciation (depreciation) together, as movement in unrealized appreciation or depreciation can be the result of realizations.

The net realized and unrealized loss for the year ended December 31, 2019 was primarily driven by realized losses on Senior Secured Investment sales, which were partially offset by unrealized gains on Senior Secured Investments and equity positions.

The net realized and unrealized loss for the year ended December 31, 2018 were the result of approximately $30.0 million of realized loss on CLOs as a result of the Company's assessment for other than temporary impairment ("OTTI") in accordance with ASC 325-40. As this OTTI was previously reserved for as part of unrealized depreciation on CLOs, the movement between unrealized and realized gain (loss) during the period relates to the approximately $30.0 million realization and the offsetting reversal of approximately $30.0 million of previously reported unrealized depreciation of approximately $30.0 million. The remaining realized and unrealized losses were the result of realized losses on equity positions and additional unrealized losses on CLOs.

Changes in Net Assets from Operations

During the nine months ended September 30, 2020, our operating results were impacted by the uncertainty surrounding the COVID-19 pandemic, which had a negative impact on the global economy and impacted the fair value and performance of our investment portfolio. For the three and nine months ended September 30, 2020, we recorded a net increase (decrease) in net assets resulting from operations of $58.0 million and $(104.9) million, respectively, versus a net increase (decrease) in net assets resulting from operations of $(12.1) million and $76.9 million, respectively, for the three and nine months ended September 30, 2019. The increase in net assets resulting from operations for the three months ended September 30, 2020, as compared to the prior period, is driven by an increase in unrealized appreciation on our investments. The decrease for the nine months ended September 30, 2020, as compared to the prior period, is primarily driven by an increase in realized and unrealized loss on our investments. Based on the weighted average shares of common stock outstanding for the periods ended September 30, 2020 and 2019, our per share net increase (decrease) in net assets resulting from operations was $0.29 and $(0.53), respectively, for the three and nine months ended September 30, 2020, versus a net increase (decrease) in net assets resulting from operations of $(0.06) and $0.41, respectively, for the three and nine months ended September 30, 2019.

For the year ended December 31, 2019, we recorded a net increase in net assets resulting from operations of $92.5 million versus a net increase in net assets resulting from operations of $28.2 million for the year ended December 31, 2018. The increase is primarily attributable to greater unrealized appreciation on our investments. Based on the weighted average shares of common stock outstanding for the years ended December 31, 2019 and 2018, respectively, our per share net increase in net assets resulting from operations was $0.49 for the year ended December 31, 2019, versus a net increase in net assets resulting from operations of $0.16 for the year ended December 31, 2018.

Cash Flows

For the nine months ended September 30, 2020, net cash provided by operating activities was $239.3 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, redemptions, and sales of portfolio investments. The increase in cash flows provided by operating activities for the nine months ended September 30, 2020 was primarily a result of sales and repayments of investments of $669.9 million and net change in unrealized depreciation on investments of $66.4 million, offset by purchases of investments of $495.5 million.

Net cash used in financing activities of $214.7 million during the nine months ended September 30, 2020 primarily related to payments on debt of $976.7 million, which was partially offset by proceeds from debt of $774.0 million.

For the nine months ended September 30, 2019, net cash used in operating activities was $128.4 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, redemptions, and sales of portfolio investments. The decrease in cash flows used in operating activities for the nine months ended September 30, 2019 was primarily a result of purchases of investments of $795.5 million, offset by sales and repayments of investments of $560.6 million.

Net cash provided by financing activities of $129.8 million during the nine months ended September 30, 2019 primarily related to proceeds from debt of $282.0 million, which was partially offset by net repurchases of common stock of $36.1 million, payments of stockholder distributions of $66.2 million, and payments on debt of $45.0.

For the year ended December 31, 2019, net cash used in operating activities was $123.5 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, redemptions, and sales of portfolio investments. The increase in cash flows used in operating activities for the year ended December 31, 2019 was primarily a result of purchases of investments of $997.0 million, offset by sales and repayments of investments of $786.8 million.

Net cash provided by financing activities of $72.6 million during the year ended December 31, 2019 primarily related to proceeds from debt of $408.8 million, which was partially offset by repurchases of common stock of $36.3 million, payments of stockholder distributions of $88.6 million, and payments on debt of $211.0 million.

For the year ended December 31, 2018, net cash provided by operating activities was $176.2 million. The level of cash flows used in or provided by operating activities is affected by the timing of purchases, redemptions, and sales of portfolio investments. The increase in cash flows provided by operating activities for the year ended December 31, 2018 was primarily result of sales and repayments of investments of $1,211.1 million, offset by purchases of investments of $1,102.5 million.

Net cash used in financing activities of $178.9 million during the year ended December 31, 2018 primarily related to net repurchases of common stock of $42.3 million, payments of stockholder distributions of $78.0 million, and net payments on the Wells Fargo Credit Facility, Citi Credit Facility, UBS Credit Facility, and the JPMC PB Account of $145.0 million, which were partially offset by proceeds from issuance of common stock of $90.0 million.

Impact of COVID-19 Pandemic

The COVID-19 pandemic has resulted in governments around the world implementing a broad suite of measures to help control the spread of the virus, including quarantines, travel restrictions and business curtailments and others. The emergence of COVID-19 has created economic and financial disruptions that during the quarter adversely affected, and may continue to affect, our business, financial condition, liquidity and certain of our portfolio companies’ results of operations and liquidity. The extent to which the COVID-19 pandemic will continue to affect our business, financial condition, liquidity and certain of our portfolio companies’ results of operations and liquidity will depend on future developments, which are highly uncertain and cannot be predicted.

Given the unprecedented nature of the COVID-19 exigency and the fiscal and monetary response designed to mitigate strain to businesses and the economy, the operating environment of certain of our portfolio companies is evolving rapidly. We have been in frequent communication with management, as well as the private equity sponsors, of our portfolio companies in order to understand the impact of the COVID-19 pandemic on their particular businesses and assess their ability to meet their obligations. As a result of the business disruptions affecting certain of our portfolio companies, we may be required to reduce the future amount of distributions to our stockholders. We continue to closely monitor our investment portfolio in order to be positioned to respond appropriately.

Recent Developments

Formation of Joint Venture

On January 20, 2021, Business Development Corporation of America (the “Corporation”) entered into a limited liability company agreement (the “LLCA”) to co-manage a newly formed joint venture, BDCA Senior Loan Fund LLC (the “Joint Venture”). The Joint Venture invests primarily in senior secured loans of U.S. middle-market companies. The Corporation contributed 100% of the membership interests in BDCA-CB Funding, LLC, a Delaware limited liability company (the “Funding Subsidiary”) and certain other investments with a combined aggregate principal balance of $684 million.  The Corporation also made a cash contribution of $43.75 million to the Joint Venture.  In exchange for the contributed investments and cash, the Corporation owns 87.5% of Joint Venture’s membership interests. The Joint Venture is managed by a four-member board of managers, of which the Corporation and the other Joint Venture member each have equal representation. The Joint Venture is not consolidated in the Corporation’s consolidated financial statements.

Amendment to Citi Credit Agreement

On January 20, 2021, the Joint Venture entered into an amendment (the “Citi Amendment”) to the Credit and Security Agreement, dated as of June 27, 2014 (as amended, the “Citi Credit Agreement”), among the Financing Subsidiary, as borrower, the Lenders, Citibank, N.A., as administrative agent, U.S. Bank National Association, as collateral agent and as custodian, and the Corporation, as collateral manager. The Citi Amendment, among other things, (i) replaces the Corporation with the Joint Venture as the collateral manager under the Citi Credit Agreement, (ii) extends the end of the reinvestment period from May 31, 2021 to May 31, 2023, (iii) extends the final maturity date from May 31, 2022 to May 31, 2024 and (iv) makes certain other changes in connection with the anticipated discontinuation of the London Interbank Offered Rate.

Amendment to JPMorgan Credit Agreement

On January 21, 2021, the Corporation, through a wholly owned, consolidated special purpose financing subsidiary, BDCA 57th Street Funding, LLC, entered into an amendment (the “JPM Amendment”) to its Loan and Security Agreement with JPMorgan Chase Bank, National Association, dated as of August 28, 2020 (as amended from time to time, the “JPM Credit Agreement”). The JPM Amendment, among other things, increases the amount that the Corporation is permitted to borrow under the JPM Credit Agreement from $300,000,000 to $400,000,000.

Liquidity and Capital Resources

We generate cash flows from fees, interest and dividends earned from our investments, as well as proceeds from sales of our investments and, previously, from the net proceeds of our Offering. As of September 30, 2020, we had issued 228.6 million shares of our common stock for gross proceeds of $2.3 billion, including the shares purchased by affiliates and shares issued pursuant to the DRIP. As of December 31, 2019, we had issued 215.9 million shares of our common stock for gross proceeds of $2.3 billion, including the shares purchased by affiliates and shares issued pursuant to the DRIP. As of December 31, 2018, we had issued 211.5 million shares of our common stock for gross proceeds of $2.2 billion, including the shares purchased by affiliates and shares issued pursuant to the DRIP. For liquidity and capital resources information for the year ended December 31, 2018, see the Company's Form 10-K for the fiscal year ended December 31, 2019.

Our principal demands for funds in both the short-term and long-term are for portfolio investments, for the payment of operating expenses, distributions to our investors, repurchases under our share repurchase program, and for the payment of principal and interest on our outstanding indebtedness. We may also from time to time enter into other agreements with third parties whereby third parties will contribute to specific investment opportunities. Other potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from private offerings, proceeds from the sale of investments and undistributed funds from operations. However, our ability to incur additional debt will be dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders. Our ability to raise proceeds in our public offering will be dependent on a number of factors as well, including general market conditions for BDCs.

We intend to conduct annual tender offers pursuant to our share repurchase program. Our board of directors will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

•	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);

•	the liquidity of our assets (including fees and costs associated with disposing of assets);

•	our investment plans and working capital requirements;

•	the relative economies of scale with respect to our size;

•	our history in repurchasing shares or portions thereof; and

•	the condition of the securities markets.

We intend to conduct tender offers on an annual basis, instead of on a semi-annual basis as was done previously. We intend to continue to limit the number of shares to be repurchased in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year. In addition, in the event of a stockholder’s death or disability, any repurchases of shares made in connection with a stockholder’s death or disability may be included within the overall limitation imposed on tender offers during the relevant redemption period, which provides that we may limit the number of shares to be repurchased during any redemption period to the number of shares of common stock we are able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during such redemption period.

Distributions

For the period from January 1, 2019 to March 29, 2020, the Company’s Board of Directors had authorized, and had declared, cash distributions payable on a monthly basis to stockholders of record at a distribution rate of $0.00178082 per day, which is equivalent to approximately $0.65 annually, per share of common stock, except for 2020 where the daily distribution rate was $0.00177596 per day to accurately reflect 2020 being a leap year. Effective April 21, 2020, the Board of Directors of the Company approved a transition in the timing of its distributions to holders of the Company's common stock from a monthly to a quarterly basis. On June 26, 2020, the Board declared a regular quarterly cash dividend of $0.10 per share of the Company's common stock, payable on July 6, 2020 to stockholders of record as of June 30, 2020. On September 25, 2020, the Board declared a regular quarterly cash dividend of $0.10 per share of the Company's common stock, payable on October 1, 2020 to stockholders of record as of September 30, 2020.

The amount of each such distribution is subject to the discretion of our board of directors and applicable legal restrictions related to the payment of distributions. We calculate each stockholder’s specific distribution amount for the month using record and declaration dates and accrue distributions on the date we accept a subscription for shares of our common stock. The distributions are payable by the fifth day following each month end to stockholders of record at the close of business each day during the prior month.

From time to time, we may also pay interim distributions at the discretion of our board of directors. Our distributions may exceed our earnings, and as a result, a portion of the distributions we make may represent a return of capital for tax purposes.

The table below shows the components of the distributions we have declared and/or paid during the nine months ended September 30, 2020 and 2019 (dollars in thousands).

	For the Nine Months Ended September 30,	For the Nine Months Ended September 30,
	2020	2019
Distributions declared	$70,528	$92,357
Distributions paid	$65,786	$92,757
Portion of distributions paid in cash	$48,129	$66,170
Portion of distributions paid in DRIP shares	17,657	26,587

As of September 30, 2020, we had $15.2 million of distributions accrued and unpaid. As of December 31, 2019, we had $10.5 million of distributions accrued and unpaid.

The table below shows the components of the distributions we have declared and/or paid during the years ended December 31, 2019, 2018 and 2017 (dollars in thousands).

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2019	2018	2017
Distributions declared	$123,465	$117,578	$135,850
Distributions paid	$123,468	$116,995	$139,443
Portion of distributions paid in cash	$88,563	$78,012	$86,988
Portion of distributions paid in DRIP shares	$34,905	$38,983	$52,455

As of December 31, 2019, we had $10.5 million of distributions accrued and unpaid. As of December 31, 2018, we had $10.5 million of distributions accrued and unpaid.

We may fund our cash distributions to stockholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gain proceeds from the sale of assets, and non-capital gain proceeds from the sale of assets. We have not established limits on the amount of funds we may use from available sources to make distributions. We may have distributions which could be characterized as a return of capital for tax purposes. During the years ended December 31, 2019, 2018, and 2017, no portion of our distributions was characterized as return of capital for tax purposes. The specific tax characteristics of our distributions made in respect of our anticipated fiscal year ending December 31, 2020 will be reported to stockholders shortly after the end of the calendar year 2020 as well as in our periodic reports with the SEC. Stockholders should read any written disclosure accompanying a distribution payment carefully and should not assume that the source of any distribution is our ordinary income or gain. Moreover, you should understand that any such distributions were not based on our investment performance and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser continues to make such reimbursements. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at all.

The following table sets forth the distributions declared during the nine months ended September 30, 2020 and 2019 (dollars in thousands):

	For the Nine Months Ended September 30,	For the Nine Months Ended September 30,
	2020	2019
Distributions	$70,528	$92,357
Total distributions	$70,528	$92,357

The following table sets forth the distributions made during the years ended December 31, 2019, 2018 and 2017 (dollars in thousands):

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2019	2018	2017
Monthly distributions	$123,465	$117,578	$135,850
Total distributions	$123,465	$117,578	$135,850

Taxation as a RIC

We have elected to be treated as a RIC under Subchapter M of the Code commencing with our tax year ended December 31, 2011, and intend to maintain our qualification as a RIC thereafter. As a RIC, we generally will not be subject to corporate- level U.S. federal income taxes on any income that we distribute as dividends for U.S. federal income tax purposes to our stockholders. To maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to maintain RIC tax treatment, we must distribute to our stockholders, for each tax year, an amount equal to at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss and determined without regard to any deduction for dividends paid, or the annual distribution requirement. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to state, local and foreign taxes.

Additionally, in order to avoid the imposition of a U.S. federal excise tax, we are required to distribute, in respect of each calendar year, dividends to our stockholders of an amount at least equal to the sum of 98% of our calendar year net ordinary income (taking into account certain deferrals and elections); 98.2% of our capital gain net income (adjusted for certain ordinary losses) for the one year period ending on October 31 of such calendar year; and any net ordinary income and capital gain net income for preceding calendar years that were not distributed during such calendar years and on which we previously did not incur any U.S. federal income tax. If we fail to qualify as a RIC for any reason and become subject to corporate tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on us and our stockholders. In addition, we could be required to recognize unrealized gains, incur substantial taxes and interest and make substantial distributions in order to re-qualify as a RIC. We cannot assure stockholders that they will receive any distributions.

Related Party Transactions and Agreements

Any transaction with our affiliates must be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of the directors, including a majority of disinterested directors.

Triangle Transaction

On April 3, 2018, BSP, through the Acquisition Entity, entered into an APA with Triangle under which certain funds advised by BSP agreed to acquire the Triangle Portfolio for $981.2 million in cash, as adjusted in accordance with the terms of the APA. Our Adviser is an affiliate of BSP, and we participated in the Triangle Transaction by purchasing a portion of the Triangle Portfolio, facilitated through the Acquisition Entity.

On July 31, 2018, BSP completed the Triangle Transaction. The gross cash proceeds paid to Triangle were approximately $793.3 million, after adjustments to take into account portfolio activity and other matters occurring since December 31, 2017. In accordance with BSP’s allocation policy, we acquired approximately 24% of the assets in the Triangle Portfolio for an aggregate purchase price of $188.1 million. The final allocation of the investments in the Triangle Portfolio by BSP was based on a number of factors, including, among others, our available capital at the time of allocation, changes in the composition of the Triangle Portfolio between the signing of the APA and the closing of the Triangle Transaction, the suitability of the investments in Triangle’s Portfolio for us as compared to the other funds managed by BSP, regulatory guidance regarding the allocation of certain Triangle Portfolio assets between funds managed by BSP and changes in the relative size of the funds managed by BSP.

Private Placement in connection with FT Transaction

In connection with the FT Transaction, on November 1, 2018, we issued approximately 6.1 and 4.9 million shares of our common stock to FRI and BSP, respectively, at a purchase price of $8.20 per share in a private placement in reliance on Section 4(a)(2) of the Securities Act. As a result of this issuance, the Company received aggregate cash proceeds of $90.0 million.

On February 1, 2019, Franklin Templeton completed their acquisition of BSP, including BSP’s 100% ownership in the Adviser. All investment professionals managing us and our investments, and all members of the BSP’s Investment Committee maintained their respective responsibilities after the closing of the FT Transaction.

Investment Advisory Agreement

Pursuant to the Investment Advisory Agreement, our Adviser oversees the management of our activities and is responsible for making investment decisions with respect to our portfolio.

Prior to February 1, 2019, our Adviser provided investment advisory and management services the Prior Investment Advisory Agreement and most recently re-approved by the Board in August 2018. The terms of the Prior Investment Advisory Agreement were materially identical to the Investment Advisory Agreement. The Prior Investment Advisory Agreement automatically terminated on February 1, 2019 upon the indirect change of control of the Adviser on the consummation of the FT Transaction. The Investment Advisory Agreement was approved by stockholders at a special meeting held on January 11, 2019, and took effect February 1, 2019. For additional information regarding the FT Transaction, please see the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments.”

Administration Agreement

In connection with the closing of the Transaction, we terminated our previous administration agreement and entered into the Administration Agreement with BSP on November 1, 2016. In connection with the Administration Agreement, BSP provides us with office facilities and administrative services. These agreements were not affected by the FT Transaction.

Co-Investment Relief

The 1940 Act generally prohibits BDCs from entering into negotiated co-investments with affiliates absent an order from the SEC permitting the BDC to do so. The SEC staff has granted us exemptive relief that allows it to enter into certain negotiated co-investment transactions alongside other funds managed by the Adviser or its affiliates (“Affiliated Funds”) in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions (the “Order”). Pursuant to the Order, we are permitted to co-invest with our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our eligible directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to us and our stockholders and do not involve overreaching in respect of us or our stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of our stockholders and is consistent with our investment objective and strategies.

Borrowings

We are only allowed to borrow money such that our asset coverage, which, as defined in the 1940 Act, measures the ratio of total assets less total liabilities not represented by senior securities to total borrowings, equals at least 200% after such borrowing, with certain limited exceptions. We are continually exploring additional forms of alternative debt financing which could include new or expanded credit facilities or the issuance of debt securities. We may use borrowed funds, known as “leverage,” to make investments and to attempt to increase returns to our stockholders by reducing our overall cost of capital. We currently have credit facilities with Wells Fargo, JPM, Citi and MassMutual and have sold $310.0 million in aggregate principal of unsecured notes.

Wells Fargo Credit Facility

On July 24, 2012, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, BDCA Funding I, LLC (“Funding I”), entered into a revolving credit facility with Wells Fargo and U.S. Bank as collateral agent, account bank, and collateral custodian (as amended from time to time, the “Existing Wells Fargo Credit Facility”). The Existing Wells Fargo Credit Facility was amended on July 7, 2020 (the "July 7th Amendment") to decrease the total aggregate principal amount of borrowings from $600.0 million on a committed basis to $575.0 million. Prior to the July 7th Amendment, the facility was priced at one-month LIBOR, with no LIBOR floor, plus a spread ranging between 1.65% and 2.50% per annum. After the July 7th Amendment, the Existing Wells Fargo Credit Facility was priced at one-month LIBOR, with no LIBOR floor, plus a spread of 2.75% per annum. Interest was payable quarterly in arrears. Funding I was subject to a non-usage fee to the extent the aggregate principal amount available under the Existing Wells Fargo Credit Facility has not been borrowed. The non-usage fee per annum was 0.50% for the first 25% of the unused balance and 2.0% for the portion of the unused balance that exceeded 25%, except for the period from March 15, 2019 through June 15, 2019, where the non-usage fee per annum was 0.50% on any principal amount unused.

On August 28, 2020, the Company refinanced the Existing Wells Fargo Credit Facility with (i) a $300.0 million revolving credit facility with the Company, as collateral manager, Funding I, as borrower, the lenders party thereto, Wells Fargo, as administrative agent, and U.S. Bank, as collateral agent and collateral custodian (the “New Wells Fargo Credit Facility,” together with Existing Wells Fargo Credit Facility, “Wells Fargo Credit Facility”) and (ii) the JPM Credit Facility (as defined below).

The New Wells Fargo Credit Facility provides for borrowings through August 28, 2023, and any amounts borrowed under the New Wells Fargo Credit Facility will mature on August 28, 2025. The New Wells Fargo Credit Facility is priced at three-month LIBOR, with a LIBOR floor of zero, plus a spread calculated based upon the composition of loans in the collateral pool, which will not exceed 2.75% per annum. Interest is payable quarterly in arrears. Funding I will be subject to a non-usage fee to the extent the commitments available under the New Wells Fargo Credit Facility have not been borrowed. The non-usage fee per annum is 0.50% for the first 25% of the unused balance and 2.0% for the portion of the unused balance that exceeds 25%. Funding I paid a structuring fee and incurred other customary costs and expenses in connection with the New Wells Fargo Credit Facility.

Funding I’s obligations under the New Wells Fargo Credit Facility are secured by a first priority security interest in substantially all of the assets of Funding I, including its portfolio of investments and the Company’s equity interest in Funding I. The obligations of Funding I under the New Wells Fargo Credit Facility are non-recourse to the Company.

In connection with the New Wells Fargo Credit Facility, the Company and Funding I have made certain representations and warranties and are required to comply with various covenants and other customary requirements. The New Wells Fargo Credit Facility contains customary default provisions pursuant to which the administrative agent and the lenders under the New Wells Fargo Credit Facility may terminate the Company in its capacity as collateral manager/portfolio manager under the New Wells Fargo Credit Facility. Upon the occurrence of an event of default under the New Wells Fargo Credit Facility, the administrative agent or the lenders may declare the outstanding advances and all other obligations under the New Wells Fargo Credit Facility immediately due and payable.

JPM Credit Facility

On August 28, 2020, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, BDCA 57th Street Funding, LLC (“57th Street”), entered into a $300.0 million revolving credit facility with JPMorgan Chase Bank, National Association, as administrative agent (“JPM”), and U.S. Bank, as collateral agent, collateral administrator and securities intermediary (the “JPM Credit Facility”).

The JPM Credit Facility provides for borrowings through August 28, 2023, and any amounts borrowed under the JPM Credit Facility will mature on August 28, 2023 unless the administrative agent exercises its option to extend the maturity date to August 28, 2024. The JPM Credit Facility is priced at three-month LIBOR, with a LIBOR floor of zero, plus a spread of 2.75% per annum. Interest is payable quarterly in arrears. 57th Street will be subject to a non-usage fee to the extent the commitments available under the JPM Credit Facility have not been borrowed. The non-usage fee per annum is 0.50% until August 28, 2021, where the non-usage fee per annum will be 0.75% on any principal amount unused. 57th Street paid a structuring fee and incurred other customary costs and expenses in connection with the JPM Credit Facility.

57th Street’s obligations under the JPM Credit Facility are secured by a first priority security interest in substantially all of the assets of 57th Street, including its portfolio of investments and the Company’s equity interest in 57th Street. The obligations of 57th Street under the JPM Credit Facility are non-recourse to the Company.

In connection with the JPM Credit Facility, the Company and 57th Street have made certain representations and warranties and are required to comply with various covenants and other customary requirements. The JPM Credit Facility contains customary default provisions pursuant to which the administrative agent and the lenders under the JPM Credit Facility may terminate the Company in its capacity as collateral manager/portfolio manager under the JPM Credit Facility. Upon the occurrence of an event of default under the JPM Credit Facility, the administrative agent or the lenders may declare the outstanding advances and all other obligations under the JPM Credit Facility immediately due and payable.

Citi Credit Facility

On June 27, 2014, the Company, through a wholly-owned, special purpose financing subsidiary, BDCA-CB Funding, LLC (“CB Funding”), entered into a credit facility (as amended from time to time, the “Citi Credit Facility”) with Citibank, N.A. (“Citi”) as administrative agent and U.S. Bank as collateral agent, account bank, and collateral custodian. The Citi Credit Facility provides for borrowings in an aggregate principal amount of up to $400.0 million on a committed basis, subject to the administrative agent’s right to approve the assets acquired by CB Funding and pledged as collateral under the Citi Credit Facility. The Citi Credit Facility's reinvestment period ends on May 31, 2021 and matures on May 31, 2022. On June 22, 2020, the Company, through CB Funding, entered into an amendment (the “Citi Amendment”) to the Citi Credit Facility. The Citi Amendment, among other things, makes certain changes to the Citi Credit Facility in connection with the upcoming LIBOR discontinuation. In connection with the Citi Credit Facility, CB Funding has made certain representations and warranties, is required to comply with various covenants, reporting requirements, and other customary requirements for similar facilities and is subject to certain customary events of default. Upon the occurrence and during the continuation of an event of default, Citi may declare the outstanding advances and all other obligations under the Citi Credit Facility immediately due and payable. During the continuation of an event of default, CB Funding must pay interest at a default rate.

The Citi Credit Facility contains customary default provisions for facilities of this type pursuant to which Citi may terminate the rights, obligations, power, and authority of the Company, in its capacity as servicer of the portfolio assets under the Citi Credit Facility, including, but not limited to, non-performance of Citi Credit Facility obligations, insolvency, defaults of certain financial covenants, and other events with respect to the Company that may be adverse to Citi and the secured parties under the Citi Credit Facility.

The Citi Credit Facility is priced at three-month LIBOR plus a spread of 1.60% per annum through and including the last day of the investment period and 2.00% per annum thereafter. Interest is payable quarterly in arrears. CB Funding is subject to a non-usage fee to the extent the aggregate principal amount available under the Citi Credit Facility has not been borrowed. The non-usage fee per annum is 0.50%. Any amounts borrowed under the Citi Credit Facility along with any accrued and unpaid interest thereunder will mature, and will be due and payable, in three years.

MassMutual Credit Facility

On July 7, 2020, the Company and a wholly-owned, special purpose financing subsidiary, BDCA Asset Financing, LLC (“BDCA Asset Financing”), entered into a loan and servicing agreement (the “MassMutual Credit Facility”) with Massachusetts Mutual Life Insurance Company (“MassMutual”) as facility servicer and a lender and U.S. Bank National Association as collateral custodian, collateral administrator and administrative agent. The MassMutual Credit Facility provides for borrowings of up to $100.0 million on a committed basis, and, subject to satisfaction of certain conditions, contains an accordion feature whereby the MassMutual Credit Facility can be expanded to $150.0 million.

BDCA Asset Financing’s obligations under the MassMutual Credit Facility are secured by a first priority security interest in substantially all of the assets of BDCA Asset Financing, including its portfolio of investments and the Company’s equity interest in BDCA Asset Financing. The obligations of BDCA Asset Financing under the MassMutual Credit Facility are non-recourse to the Company.

The MassMutual Credit Facility provides for borrowings through December 31, 2021 and matures on December 31, 2025.

The MassMutual Credit Facility is priced at three-month LIBOR, with a LIBOR floor of 0.75%, plus a spread of 5.0% per annum. Interest is payable quarterly in arrears. BDCA Asset Financing will be subject to a non-usage fee of 0.50% to the extent the aggregate principal amount available under the MassMutual Credit Facility has not been borrowed. BDCA Asset Financing paid a structuring fee and incurred other customary costs and expenses in connection with the MassMutual Credit Facility.

In connection with the MassMutual Credit Facility, the Company and BDCA Asset Financing have made certain representations and warranties and are required to comply with various covenants and other customary requirements. The MassMutual Credit Facility contains customary default provisions pursuant to which MassMutual may terminate the Company in its capacity as portfolio asset servicer of the portfolio assets under the MassMutual Credit Facility. Upon the occurrence of an event of default, MassMutual may declare the outstanding advances and all other obligations under the MassMutual Credit Facility immediately due and payable.

2020 Notes

On August 26, 2015, the Company entered into a Purchase Agreement relating to the Company’s sale of $100.0 million aggregate principal amount of its 6.00% fixed rate senior notes due September 1, 2020 (the “2020 Notes”). The 2020 Notes were subject to customary indemnification provisions and representations, warranties, and covenants. The net proceeds from the sale of the 2020 Notes were approximately $97.9 million. The 2020 Notes bore interest at a rate of 6.00% per year, payable semi-annually.

On August 14, 2020, the Company redeemed all outstanding 2020 Notes.

2022 Notes

On December 14, 2017, the Company entered into a Purchase Agreement relating to the Company's sale of $150.0 million aggregate principal amount of its 4.75% fixed rate notes due December 30, 2022 (the “2022 Notes”). The 2022 Notes are subject to customary indemnification provisions and representations, warranties, and covenants. The net proceeds from the sale of the 2022 Notes were approximately $147.0 million. The 2022 Notes bear interest at a rate of 4.75% per year, payable semi-annually.

2023 Notes

On May 11, 2018, the Company entered into a Purchase Agreement relating to the Company's sale of $60.0 million aggregate principal amount of its 5.375% fixed rate notes due May 30, 2023 (the “2023 Notes”). The 2023 Notes are subject to customary indemnification provisions and representations, warranties, and covenants. The net proceeds from the sale of the 2023 Notes were approximately $58.7 million. The 2023 Notes bear interest at a rate of 5.375% per year, payable semi-annually.

2024 Notes

On December 3, 2019, the Company entered into a Purchase Agreement relating to the Company's sale of $100.0 million aggregate principal amount of its 4.85% fixed rate notes due December 15, 2024 (the “2024 Notes”). The 2024 Notes are subject to customary indemnification provisions and representations, warranties, and covenants. The net proceeds from the sale of the 2024 Notes were approximately $98.4 million. The 2024 Notes bear interest at a rate of 4.85% per year, payable semi-annually.

See “Liquidity and Capital Resources” for more information about these financing arrangements.

 We expect that in the future, we may use other sources of financing for our investments such as proceeds from secured or unsecured financings from banks or other lenders or proceeds from private offerings. However, our ability to incur additional debt will be dependent on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders.

Contractual Obligations

The following table shows our payment obligations for repayment of debt and other contractual obligations at September 30, 2020 (dollars in thousands):

		Payment Due by Period
	Total	Less than 1 year	1 - 3 years	3- 5 years	More than 5 years
Wells Fargo Credit Facility (1)	$225,000	$—	$—	$225,000	$—
JPM Credit Facility (2)	240,000	—	240,000	—	—
Citi Credit Facility (3)	119,500	—	119,500	—	—
MassMutual Credit Facility (4)	—	—	—	—	—
2024 Notes (5)	98,997	—	—	98,997	—
2023 Notes (6)	59,827	—	59,827	—	—
2022 Notes (7)	149,629	—	149,629	—	—
Total contractual obligations	$892,953	$—	$568,956	$323,997	$—

(1)	As of September 30, 2020, we had $75.0 million of unused borrowing capacity under the Wells Fargo Credit Facility, subject to borrowing base limits.

(2)	As of September 30, 2020, we had $60.0 million of unused borrowing capacity under the JPM Credit Facility, subject to borrowing base limits.

(3)	As of September 30, 2020, we had $280.5 million of unused borrowing capacity under the Citi Credit Facility, subject to borrowing base limits.

(4)	As of September 30, 2020, we had $100.0 million of unused borrowing capacity under the MassMutual Credit Facility, subject to borrowing base limits.

(5)	As of September 30, 2020, we had no unused borrowing capacity under the 2024 Notes.

(6)	As of September 30, 2020, we had no unused borrowing capacity under the 2023 Notes.

(7)	As of September 30, 2020, we had no unused borrowing capacity under the 2022 Notes.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Commitments

In the ordinary course of business, we may enter into future funding commitments. As of September 30, 2020, the Company had unfunded commitments on delayed draw term loans of $21.2 million (including $18.7 million of non-discretionary commitments and $2.5 million of discretionary commitments), unfunded commitments on revolver term loans of $39.0 million, and unfunded equity capital discretionary commitments of $11.1 million. As of December 31, 2019, the Company had unfunded commitments on delayed draw term loans of $24.9 million (including $21.8 million of non-discretionary commitments and $3.1 million of discretionary commitments), unfunded commitments on revolver term loans of $28.0 million, and unfunded equity capital discretionary commitments of $21.4 million. We maintain sufficient cash on hand and available borrowing capacity to fund such unfunded commitments

Significant Accounting Estimates and Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

While our significant accounting policies are more fully described in Note 2 of notes to consolidated financial statements appearing elsewhere in this report, we believe the following accounting policies require the most significant judgment in the preparation of our consolidated financial statements.

Valuation of Portfolio Investments

Portfolio investments are reported on the consolidated statements of assets and liabilities at fair value. On a quarterly basis we perform an analysis of each investment to determine fair value as follows:

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. We may also obtain quotes with respect to certain of our investments from pricing services or brokers or dealers in order to value assets. When doing so, we determine whether the quote obtained is readily available according to U.S. GAAP to determine the fair value of the security. If determined readily available, we use the quote obtained.

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

For an investment in an investment fund that does not have a readily determinable fair value, we measure the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of ASC 946, as of our measurement date.

For investments in Collateralized Securities, both the assets and liabilities of each Collateralized Securities' capital structure are modeled. The model uses a waterfall engine to store the collateral data, generate collateral cash flows from the assets and distribute the cash flows to the liability structure based on the priority of payments. The waterfall cash flows are discounted using rates that incorporate risk factors such as default risk, interest rate risk, downgrade risk, and credit spread risk, among others. In addition, broker quotations and/or comparable trade activity is considered as an input to determining fair value when available.

As part of our quarterly valuation process the Adviser may be assisted by one or more independent valuation firms engaged by us. The Board of Directors determines the fair value of each investment, in good faith, based on the input of the Adviser and the independent valuation firm(s) (to the extent applicable).

With respect to investments for which market quotations are not readily available, the Adviser undertakes a multi-step valuation process each quarter, as described below:

•	Each portfolio company or investment will be valued by the Adviser, potentially with assistance from one or more independent valuation firms engaged by our Board of Directors;

•	The independent valuation firm(s), if involved, conduct independent appraisals and make an independent assessment of the value of each investment; and

•	The Board of Directors determines the fair value of each investment, in good faith, based on the input of the Adviser and independent valuation firm (to the extent applicable) and the audit committee of the Board of Directors.

Because there is not a readily available market value for most of the investments in its portfolio, we value substantially all of our portfolio investments at fair value as determined in good faith by our Board of Directors, as described herein. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize significantly less than the value at which we have recorded it.

Revenue Recognition

Interest Income

Investment transactions are accounted for on the trade date. Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Discount and premium on investments purchased are accreted/amortized over the expected life of the respective investment using the effective yield method. The amortized cost of investments represents the original cost adjusted for the accretion of discount and amortization of premium on investments.

We have a number of investments in Collateralized Securities. Interest income from investments in the “equity” class of these Collateralized Securities (in our case, preferred shares or subordinated notes) is recorded based upon an estimation of an effective yield to expected maturity utilizing assumed cash flows in accordance with ASC 325-40-35, Beneficial Interests in Securitized Financial Assets ("ASC 325-40-35"). We monitor the expected cash inflows from our equity investments in Collateralized Securities, including the expected principal repayments. The effective yield is determined and updated quarterly. In accordance with ASC 325-40, investments in CLOs are periodically assessed for other-than-temporary impairment ("OTTI"). When we determine that a CLO has OTTI, the amortized cost basis of the CLO is written down as of the date of the determination based on events and information evaluated and that write-down is recognized as a realized loss.

Fee Income

Fee income, such as structuring fees, origination, closing, amendment fees, commitment and other upfront fees are generally non-recurring and are recognized as revenue when earned, either upfront or amortized into income. Upon the payment of a loan or debt security, any prepayment penalties and unamortized loan origination, structuring, closing, commitment and other upfront fees are recorded as income.

Payment-in-Kind Interest/Dividends

We hold debt and equity investments in its portfolio that contain PIK interest and dividend provisions. The PIK interest and PIK dividend, which represent contractually deferred interest or dividends that add to the investment balance that is generally due at maturity, are generally recorded on the accrual basis.

Non-accrual income

Investments are placed on non-accrual status when principal or interest/dividend payments are past due 30 days or more and/or when there is reasonable doubt that principal or interest will be collected. Accrued cash and un-capitalized PIK interest is generally reversed when an investment is placed on non-accrual status. Previously capitalized PIK interest is not reversed when an investment is placed on non-accrual status. Interest payments received on non-accrual investments may be recognized as income or applied to principal depending upon management’s judgment of the ultimate outcome. Non-accrual investments are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

Gains or losses on the sale of investments are calculated using the specific identification method. We measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when a gain or loss is realized.

See Note 2 to the consolidated financial statements for a description of other accounting policies and recently issued accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

The market risk associated with financial instruments and derivative financial instruments is the risk of loss from adverse changes in market prices or interest rates. Our market risk arises primarily from interest rate risk relating to interest rate fluctuations. Many factors including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control contribute to interest rate risk. To meet our short and long-term liquidity requirements, we borrow funds at a combination of fixed and variable rates. Our interest rate risk management objectives are to limit the impact of interest rate changes in earnings and cash flows and to lower our overall borrowing costs. To achieve these objectives, from time to time, we may enter into interest rate hedge contracts such as swaps, collars and treasury lock agreements, subject to the requirements of the 1940 Act, in order to mitigate our interest rate risk with respect to various debt instruments. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates. During the periods covered by this report, we did not engage in interest rate hedging activities. We would not hold or issue these derivative contracts for trading or speculative purposes.

As of September 30, 2020, our debt included variable-rate debt, bearing a weighted average interest rate of LIBOR plus 2.47% and fixed rate debt, bearing a weighted average interest rate of 4.90% with a total carrying value (net of deferred financing costs) of $879.0 million. The following table quantifies the potential changes in interest income net of interest expense should base interest rates increase or decrease by 100 or 200 basis points assuming that our current consolidated statement of assets and liabilities was to remain constant and no actions were taken to alter our existing interest rate sensitivity. Interest rate floors, if applicable, are not reflected in the sensitivity analysis below.

Change in Base Interest Rates	Estimated Percentage Change in Interest Income net of Interest Expense
(-) 200 Basis Points	(10.32)%
(-) 100 Basis Points	(10.32)%
Base Interest Rate	—%
(+) 100 Basis Points	10.32%
(+) 200 Basis Points	20.65%

Because we may borrow money to make investments, our net investment income may be dependent on the difference between the rate at which we borrow funds and the rate at which we invest these funds. In periods of increasing interest rates, our cost of funds would increase, which may reduce our net investment income. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

Capital Markets Risk

The prices of securities we hold may decline in response to certain events, including those directly involving the companies we invest in; conditions affecting the general economy; overall market changes; legislative reform; local, regional, national or global political, social or economic instability; and interest rate fluctuations. In addition, U.S. and global capital markets and credit markets have experienced a higher level of stress due to the global COVID-19 pandemic, which has resulted in an increase in the level of volatility across such markets and a general decline in value of the publicly-traded securities held by us.

SENIOR SECURITIES

Information about our senior securities (including debt securities and other indebtedness) is shown in the following table as of December 31, 2019, 2018, 2017, 2016, 2015, 2014, 2013, 2012 and 2011. The Company had no senior securities outstanding as of December 31, 2010 or any prior fiscal years. The report of our independent registered public accounting firm, Ernst and Young LLP, which audited our financial statements for the fiscal years ended December 31, 2019, 2018 and 2017, is included in Item 16 of our Form 10-K for the fiscal years ended December 31, 2019, 2018 and 2017. Our prior independent registered public accounting firm audited our financial statements for the fiscal years ended December 31, 2016 and 2015.

During the year ended December 31, 2019 the Company had credit facilities with Wells Fargo and Citi, and have sold $100.0 million in aggregate principal of unsecured notes. During the year ended December 31, 2018 the Company had credit facilities with Wells Fargo and Citi, and have sold $60.0 million in aggregate principal of unsecured notes. During the year ended December 31, 2017 the Company had credit facilities with Wells Fargo, Citi, JP Morgan Securities LLC and UBS and have sold $250.0 million in aggregate principal of unsecured notes. During the year ended December 31, 2016 the Company had credit facilities with Wells Fargo, Citi and UBS. During the period ended December 31, 2015, the Company had credit facilities with Wells Fargo, Deutsche Bank, Citi and UBS. During the period ended December 31, 2014, the Company had credit facilities with Citi, Deutsche Bank and Wells Fargo. Prior to June 27, 2014, the Company had a total return swap with Citi. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for more information about these financing arrangements.

The following is a summary of the senior securities as of December 31, 2019 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Wells Fargo Credit Facility	$436,652	$-	$-	N/A
Citi Credit Facility	250,500	-	-	N/A
2024 Notes	98,818	-	-	N/A
2023 Notes	59,778	-	-	N/A
2022 Notes	149,505	-	-	N/A
2020 Notes	99,789
	$1,095,042	$2,336	$-	N/A

The following is a summary of the senior securities as of December 31, 2018 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Wells Fargo Credit Facility	$294,651	$-	$-	N/A
Citi Credit Facility	293,500	-	-	N/A
2023 Notes	59,713	-	-	N/A
2022 Notes	149,340	-	-	N/A
2020 Notes	99,474	-	-	N/A
	$896,678	$2,688	$-	N/A

The following is a summary of the senior securities as of December 31, 2017 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Wells Fargo Credit Facility	$188,051	$-	$-	N/A
Citi Credit Facility	336,003	-	-	N/A
UBS Credit Facility (4)	232,500	-	-	N/A
2022 Notes	149,175	-	-	N/A
2020 Notes	99,158	-	-	N/A
JPMC PB Account	36,262	-	-	N/A
	$1,041,149	$2,435	$-	N/A

The following is a summary of the senior securities as of December 31, 2016 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Wells Fargo Credit Facility	$298,152	$-	$-	N/A
Citi Credit Facility	286,003	-	-	N/A
UBS Credit Facility (4)	232,500	-	-	N/A
2020 Notes	98,842	-	-	N/A
	$915,497	$2,671	$-	N/A

The following is a summary of the senior securities as of December 31, 2015 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Wells Fargo Credit Facility	$263,087	$-	$-	N/A
Citi Credit Facility	270,625	-	-	N/A
UBS Credit Facility (4)	210,000	-	-	N/A
2020 Notes	98,526	-	-	N/A
	$842,238	$2,912	$-	N/A

The following is a summary of the senior securities as of December 31, 2014 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Total Return Swap	$-	$-	$-	N/A
Wells Fargo Credit Facility	288,087	-	-	N/A
Deutsche Bank Credit Facility	60,000	-	-	N/A
Citi Credit Facility	270,625	-	-	N/A
	$618,712	$3,482	$-	N/A

The following is a summary of the senior securities as of December 31, 2013 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Total Return Swap	$216,106	$-	$-	N/A
Revolving Credit Facility	132,687	-	-	N/A
	$348,793	$2,800	$-	N/A

The following is a summary of the senior securities as of December 31, 2012 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Total Return Swap	$52,577	$-	$-	N/A
Revolving Credit Facility	33,907	-	-	N/A
	$86,484	$2,627	$-	N/A

The following is a summary of the senior securities as of December 31, 2011 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Revolving Credit Facility	$5,900	$2,391	$-	N/A

(1)	Asset coverage per unit is the ratio of the carrying value of the Company’s total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness.

(2)	The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “-” in this column indicates that the Securities and Exchange Commission expressly does not require this information to be disclosed for certain types of senior securities.

(3)	Not applicable because senior securities are not registered for public trading.

(4)	On April 6, 2018, the Company borrowed $90.6 million under the Wells Fargo Credit Facility and used such proceeds, together with cash on hand, to repay at maturity the UBS Credit Facility.

INVESTMENT OBJECTIVES AND POLICIES

Our Company

We are an externally managed, non-diversified closed-end management investment company. We have elected to be regulated as a BDC under 1940 Act. In addition, we have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually hereafter, as a RIC under Subchapter M of the Code.

We were incorporated in Maryland in May 2010 and commenced our public offering (the “PO”) on January 25, 2011. As of September 30, 2020, we had issued 228.6 million shares of common stock for gross proceeds of $2.3 billion, including the shares purchased by affiliates and shares issued under the DRIP. As of September 30, 2020, we had repurchased a cumulative 27.9 million shares of common stock through our share repurchase program for payments of $239.7 million. As of September 30, 2020, we had issued no shares of common stock under the direct stock purchase feature of the Plan.

We are externally managed by the Adviser, a subsidiary of BSP, a leading credit-focused alternative asset management firm with over $29 billion of assets under management as of December 31 2020. In addition, BSP provides us with administrative services under an Administration Agreement with the Company. On February 1, 2019, Franklin Templeton completed their acquisition of BSP, including BSP’s 100% ownership in the Adviser. All investment professionals managing us and our investments, and all members of the BSP’s Investment Committee maintained their respective responsibilities after the closing of the FT Transaction. We believe we benefit from the significant investment platform, personnel, scale and resources of our Adviser, BSP and Franklin Templeton. Our investment activities are managed by the Adviser, and supervised by our Board of Directors, a majority of whom are independent of the Adviser and its affiliates. As a BDC, we are required to comply with certain regulatory requirements. See “Regulation” for discussion of BDC regulation and other regulatory considerations.

Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in senior secured loans, and to a lesser extent, mezzanine loans, unsecured loans and equity of predominantly private U.S. middle-market companies. We define middle market companies as those with annual revenues up to $1 billion, although we may invest in larger or smaller companies. We also purchase interests in loans or corporate bonds through secondary market transactions. As of September 30, 2020, 80.1% of our portfolio was invested in senior secured loans.

Senior secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in priority of payments and are generally secured by liens on the operating assets of a borrower which may include inventory, receivables, plant, property and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. We may also invest in the equity and junior debt tranches of CLOs. For a discussion of the risks inherent in our portfolio investments, please see the discussion under “Risk Factors”.

We may co-invest, subject to the conditions included in the exemptive order we received from the SEC, with certain of our affiliates. See “Material Conflicts of Interest” below. We believe that such co- investments afford us additional investment opportunities and an ability to achieve greater diversification.

As a BDC, we are generally required to invest at least 70% of our total assets primarily in securities of private and certain U.S. public companies (other than certain financial institutions), cash, cash equivalents and U.S. government securities and other limited float high quality debt investments that mature in one year or less.

We are permitted to borrow money from time to time within the levels permitted by the 1940 Act (which generally allows us to incur leverage for up to one half of our total assets). We have used, and expect to continue to use, our credit facilities and other borrowings, along with proceeds from the rotation of our portfolio and proceeds from private securities offerings to finance our investment objectives. See “Regulation” for discussion of BDC regulation and other regulatory considerations. Although the SBCAA amended the 1940 Act to permit BDCs to incur increased leverage if certain conditions are met, we do not presently intend to avail ourselves of the increased leverage limits permitted by the SBCAA. If we were to avail ourselves of the increased leverage permitted by the SBCAA, this would effectively allow the Company to double its leverage, which would increase leverage risk and expenses.

About Our Adviser, BSP and Franklin Templeton

BDCA Adviser, LLC, our investment adviser, is served by BSP’s origination, investment and portfolio management team. In total, BSP consists of over 102 investment professionals and over 202 total employees as of January 31, 2021. The Adviser, a Delaware limited liability company, is registered as an investment adviser under the Advisers Act. The Adviser is a subsidiary of BSP, which is also registered as an investment adviser under the Advisers Act.

BSP is a leading credit-focused alternative asset management firm with over $29 billion of assets under management as of December 31, 2020. Established in 2008, the BSP platform manages funds for institutions and high-net-worth investors across various credit funds and complementary strategies, including private/opportunistic debt, structured credit, high yield, special situations, long-short liquid credit, and commercial real estate debt. These strategies complement each other as they all leverage the sourcing, analytical, compliance, and operational capabilities that encompass BSP’s robust platform.

Franklin Resources, Inc. (NYSE:BEN) is a global investment management organization operating as Franklin Templeton Investments. Franklin Templeton Investments provides global and domestic investment management to retail, institutional and sovereign wealth clients in over 165 countries. Franklin Templeton Investments’ more than 1,300 investment professionals are supported by its integrated, worldwide team of risk management professionals and global trading desk network. With offices in over 30 countries, the California-based company has more than 70 years of investment experience and over $1.4 trillion in assets under management as of December 31, 2020.

Our investment committee consists of Thomas Gahan, Chief Executive Officer of BSP, Michael Paasche, Senior Managing Director of BSP, and Blair D. Faulstich, Senior Portfolio Manager for Private Debt, each with over 20 years of experience in the financial services industry and substantial experience in originating, underwriting and structuring credit investments.

Market Opportunity

We believe that there exists a unique opportunity for BDCs with experience in investing in middle market companies. In our view, middle market companies provide attractive current yields and significant downside protection.

Our current opportunity is highlighted by the following factors:

•	Large pool of uninvested private equity capital likely to seek additional capital to support private investments. We believe there remains a large pool of uninvested private equity capital available to middle market companies. We expect that private equity firms will be active investors in middle market companies and that these private equity firms will seek to supplement their equity investments with senior secured and mezzanine debt and equity co-investments from other sources, such as us.

•	Consolidation among commercial banks has reduced their focus on middle market businesses. The commercial banks in the United States, which have traditionally been the primary source of capital to middle market companies, have experienced consolidation, loan losses, and stricter regulatory scrutiny, which has led to a significant tightening of credit standards and substantially reduced loan volume to the middle market. Many financial institutions that have historically loaned to middle market companies have failed or been acquired, and we believe that larger financial institutions are now more focused on syndicated lending to larger corporations and are allocating capital to business lines that generate fee income and involve less balance sheet risk. We believe this market dynamic provides us with numerous opportunities to originate new debt and equity investments in middle market companies.

•	Refinancing activities will provide continued opportunities to extend capital to middle market companies. A significant volume of senior secured and mezzanine debt is expected to come due over the next several years. As companies seek to refinance their debt, we believe this will create new financing opportunities for us.

•	Lower default rates and higher recovery rates in the middle market. Default rates remain relatively low, with generally higher recovery rates in the middle market. Middle market companies are generally over-equitized as compared to large cap companies.

•	Favorable Pricing Environment in the Loan Market. Lower valuation levels in certain situations, combined with reduced liquidity in the secondary loan market, have created opportunities to acquire relatively high yielding senior and subordinated debt, both secured and unsecured, at potentially attractive prices.

Business Strategy

Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in first and second lien senior secured debt investments and mezzanine debt issued by middle market companies.

We have adopted the following business strategy to achieve our investment objectives:

•	Utilize the experience and expertise of the principals of our Adviser and BSP. Certain principals of our Adviser and BSP have a broad network of contacts with financial sponsors, commercial and investment banks and leaders within a number of industries that we believe produce significant proprietary investment opportunities outside the normal banking auction process.

•	Focus on middle market companies with stable cash flow. We believe that middle market lending is less competitive than the broadly syndicated loan market, and this is one factor that allows us to negotiate favorable investment terms. Such favorable terms include higher debt yields, more significant covenant protection and greater equity participation than typical of transactions involving larger companies. We generally invest in established companies with positive cash flow. We believe these companies possess better risk-adjusted return profiles than newer companies that are building management expertise or in the early stages of building a revenue base. These middle market companies represent a significant portion of the U.S. economy and often require substantial capital investment to grow their businesses.

•	Employ disciplined underwriting policies and rigorous portfolio management. We employ an extensive underwriting process that includes a review of the investment memo, competitive position, financial performance and industry dynamics of each potential portfolio company. In addition, we perform substantial due diligence on potential investments, and seek to invest with management teams and/or private equity sponsors who have proven capabilities in building value. As part of the monitoring process for portfolio companies, our Adviser analyzes monthly (if available), quarterly, and annual financial statements versus the previous periods and year, reviews financial projections, and may perform other procedures including meeting with management, attending board meetings and reviewing compliance certificates and covenants.

•	Focus on long-term credit performance and principal protection. We structure our customized loan investments on a relatively conservative basis with high cash yields, security interests (preferably first lien) where possible, cash origination fees, and appropriate leverage levels. We seek strong deal protection for our customized debt investments, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control. We believe these protections reduce our risk of capital loss.

•	Diversification. We seek to diversify our portfolio broadly among companies in a multitude of different industries, thereby reducing the concentration of credit risk in any one company or sector of the economy. We cannot guarantee that we will be successful in this effort.

Deal Origination

Our Adviser and BSP have extensive relationships with private equity firms, competing lenders, loan syndication and trading desks, management teams, investment bankers, and other persons who we believe will continue to provide us with significant investment opportunities. We believe these relationships provide us with competitive advantages over other BDCs.

From time to time, we may receive referrals for new prospective investments from our portfolio companies as well as other participants in the capital markets.

Investment Selection

We strive to structure our debt investments with the maximum seniority and collateral that we can reasonably obtain while seeking to achieve our expectations for total returns on investments. We seek to structure our debt investments so that they often are collateralized by a first or second lien on the assets of the portfolio company. We seek to tailor the terms of our debt investments to the facts and circumstances of the transaction and prospective portfolio company, negotiating a structure that seeks to protect our rights and manage our risk while creating incentives for the portfolio company to achieve its business plan. A substantial source of our return is monthly or quarterly cash interest that we collect on our debt investments.

Our investment philosophy and portfolio construction involves:

•	Company-specific research and analysis; and

•	An emphasis on capital preservation, low volatility, diversification and minimization of downside risk.

The foundation of our investment philosophy is intensive credit investment analysis. We follow a rigorous selection process based on:

•	A comprehensive analysis of company creditworthiness, including a quantitative and qualitative assessment of the company’s business;

•	An evaluation of the management team and support from equity investors;

•	An assessment of the competitive landscape;

•	An analysis of business strategy and long-term industry trends; and

•	An in-depth examination of capital structure, financial results and financial projections.

We seek to identify those companies exhibiting superior fundamental risk-return profiles with a particular focus on investments with the following characteristics:

•	Established companies with a history of positive and stable operating cash flows. We seek to invest in established companies with sound historical financial performance. We typically focus on companies with a history of profitability.

•	Ability to exert meaningful influence. We target investment opportunities in which we will be the lead investor where we can add value through active participation. Our focus is typically on first lien investments.

•	Experienced management team. We will require that our portfolio companies have an experienced management team. We also seek to invest in companies that have a strong equity incentive program in place that properly aligns the interests of management with such company’s investors.

•	Strong franchises and sustainable competitive advantages. We seek to invest in companies with proven products and/ or services and strong regional or national operations.

•	Diverse customer bases and product offerings. We seek to invest in companies with diverse customer bases and product offerings.

While we believe that the criteria listed above are important in identifying and investing in companies, not all of these criteria will be met by each company in which we invest.

Investment Structure

Once we have determined that a company is suitable for investment, we work with its management and its other capital providers to structure our investment in the company. We negotiate among these parties to agree on how our investment is expected to perform relative to the other capital in the company’s capital structure. We structure our investments as described below.

First Lien Loans. When we structure investments in senior secured loans, we obtain security interests in the assets of the company as collateral in support of the repayment of such loans. This collateral may take the form of first-priority liens on the assets of the company.

Second Lien Loans. We structure these investments as junior, secured loans. We obtain security interests in the assets of the company as collateral in support of the repayment of such loans. This collateral may take the form of second priority liens on the assets of the company.

Subordinated Loans. We structure these investments as unsecured, subordinated loans that provide for relatively high, fixed interest rates that provide us with current interest income. Subordinated loans rank senior only to a company’s equity securities and rank junior to all of such company’s other indebtedness in priority of payment. These loans typically have interest-only payments (often representing a combination of cash pay and payment-in-kind (“PIK”) interest) in the early years. Subordinated loan investments are generally more volatile than secured loans and may involve a greater risk of loss of principal. In addition, the PIK feature of many subordinated loans, which effectively operates as negative amortization of loan principal, increases credit risk exposure over the life of the loan.

Warrants and Minority Equity Securities. In some cases, we may purchase minority equity interests or receive nominally priced warrants or options to buy a minority equity interest in the company in connection with a loan. This can allow us to achieve additional investment return from an equity interest. We may structure such warrants to include provisions protecting our rights as a minority-interest holder, as well as a “put,” or right to sell such securities back to the company, upon the occurrence of specified events.

Intensive Credit Analysis/Due Diligence

The disciplined process through which we make investment decisions with respect to a customized financing transaction involves extensive research into the target company, its industry, its growth prospects and its ability to withstand adverse conditions. If the investment team responsible for the transaction determines that an investment opportunity should be pursued, we engage in an intensive due diligence process. Though each transaction involves a somewhat different approach, the regular due diligence steps generally to be undertaken may include:

•	Meeting with senior management to understand the business more fully and evaluate the ability of the senior management team;

•	Checking management backgrounds and references;

•	Performing a detailed review of financial performance, earnings and potential for earnings growth;

•	Commissioning a quality of earnings report;

•	Visiting the headquarters and conducting other on site diligence;

•	Contacting customers and vendors to assess both business prospects and industry practices;

•	Conducting a competitive analysis, and comparing the company to its main competitors;

•	Researching industry and relevant publications to understand industry wide growth trends;

•	Assessing asset value and the ability of physical infrastructure and information systems to handle anticipated growth;

•	Investigating legal risks and financial and accounting systems;

•	Engaging third party experts and consultants to assist in the due diligence process; and

•	Building detailed projected financial models with an emphasis on downside scenarios.

Portfolio Monitoring

With respect to customized financing transactions, our Adviser monitors our portfolio companies to determine if each company is meeting its business plan and to assess the appropriate course of action for each company. We employ several methods of evaluating and monitoring the performance and value of our investments, which may include, but are not limited to, the following:

•	Assessment of success in adhering to the portfolio company’s business plan and compliance with covenants;

•	Regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments;

•	Attendance at and participation in board meetings of the portfolio company (if available); and

•	Review of monthly (if available), quarterly, and annual financial statements and financial projections for the portfolio company.

Portfolio Asset Quality

Our Adviser employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, our Adviser grades the credit risk of all debt investments on a scale of 1 to 5 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio debt investment relative to the inherent risk at the time the original debt investment was made (i.e., at the time of acquisition), although it may also take into account under certain circumstances the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors.

Loan Rating	Summary Description
1	Debt investment exceeding fundamental performance expectations and/or capital gain expected. Trends and risk factors since the time of investment are favorable.

2	Performing consistent with expectations and a full return of principal and interest expected. Trends and risk factors are neutral to favorable. All investments are initially rated a “2”.

3	Performing debt investment requiring closer monitoring. Trends and risk factors show some deterioration.

4	Underperforming debt investment. Some loss of interest or dividend expected, but still expecting a positive return on investment. Trends and risk factors are negative.

5	Underperforming debt investment with expected loss of interest and some principal.

Our internal performance ratings do not constitute any rating of investments by a nationally recognized statistical rating organization or represent or reflect any third-party assessment of any of our investments.

The weighted average risk ratings of our investments based on fair value was 2.49, 2.37 and 2.50 as of September 30, 2020, December 31, 2019 and December 31, 2018, respectively. As of September 30, 2020, we had fifteen portfolio companies, which represented twenty investments, on non-accrual status with a total amortized cost of $142.9 million and fair value of $83.0 million which represented 6.0% and 3.8% of the investment portfolio's total amortized cost and fair value, respectively. As of December 31, 2019, we had eight portfolio companies, which represented twelve portfolio investments, on non-accrual status with a total amortized cost of $62.8 million and fair value of $22.5 million, which represented 2.4%, and 0.9% of the investment portfolio's total amortized cost and fair value, respectively. As of December 31, 2018, we had eight portfolio companies, which represented fourteen portfolio investments, on non-accrual status with a total principal amount of $171.4 million, amortized cost of $117.4 million, and fair value of $43.8 million which represented 5.7%, 4.7% and 1.9% of the investment portfolio's total principal, amortized cost and fair value, respectively. Refer to Note 2 - Summary of Significant Accounting Policies - in our consolidated financial statements included in this prospectus for additional details regarding our non-accrual policy.

The following table shows the distribution of our investments on the 1 to 5 internal performance rating scale at fair value as of September 30, 2020 and December 31, 2019 and 2018:

	September 30, 2020		December 31, 2019		December 31, 2018
Internal Performance Rating	Investments at Fair Value (in thousands)	Percentage of Total Investments	Investments at Fair Value (in thousands)	Percentage of Total Investments	Investments at Fair Value (in thousands)	Percentage of Total Investments
1	$123,928	5.6%	$79,597	3.1%	$79,674	3.4%
2	932,816	42.2%	1,420,445	55.8%	1,140,960	48.9%
3	803,151	36.3%	697,714	27.4%	767,671	32.9%
4	79,128	3.6%	49,804	2.0%	62,346	2.7%
5	44,385	2.0%	40,288	1.6%	84,267	3.6%
Not rated	227,343	10.3%	258,336	10.1%	199,796	8.5%
Total	$2,210,751	100.0%	$2,546,184	100.0%	$2,334,714	100.0%

Determination of Net Asset Value

The Adviser, acting pursuant to delegated authority from, and under the oversight of our Board of Directors, assists the Board of Directors in its determination of the net asset value (“NAV”) of our investment portfolio each quarter and at such other times as may be required by law. Securities for which market quotations are readily available are valued at the reported closing price on the valuation date. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by our Board of Directors. In connection with that determination, our Adviser facilitates the preparation, through the use each quarter of independent valuation firms, portfolio company valuations using relevant inputs, including but not limited to, indicative dealer quotes, values of like securities, the most recent portfolio company financial statements and forecasts.

We classify the fair value measurements of our assets and liabilities into a fair value hierarchy in accordance with Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The guidance defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

With respect to investments for which market quotations are not readily available, the Adviser undertakes a multi-step valuation process each quarter, as described below:

•	Each portfolio company or investment will be valued by the Adviser, with assistance from one or more independent valuation firms engaged by our Board of Directors or as noted below, with respect to investments in an investment fund;

•	The independent valuation firm(s) conduct independent appraisals and make an independent assessment of the value of each investment; and

•	The Board of Directors determines the fair value of each investment, in good faith, based on the input of the Adviser and independent valuation firm (to the extent applicable).

For an investment in an investment fund that does not have a readily determinable fair value, we measure the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of ASC 946, as of our measurement date. However, there can be no assurance that we will be able to sell such investment at a price equal to its net asset value per share and we may ultimately sell such investment at discount to its net asset value per share.

Our investments in funds that offer periodic liquidity have redemption frequencies which range from monthly to quarterly and redemption notice periods which range from 30 to 90 days. Investments in private equity typically do not offer liquidity and instead, capital is returned through periodic distributions.

Determination of fair values involves subjective judgments and estimates. Accordingly, the notes to our audited consolidated financial statements included herein refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on our consolidated financial statements. Below is a description of factors that our Board of Directors may consider when valuing our debt and equity investments.

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. We may also obtain quotes with respect to certain of our investments from pricing services or brokers or dealers in order to value assets. When doing so, we determine whether the quote obtained is readily available according to U.S. generally accepted accounting principles (“U.S. GAAP”) to determine the fair value of the security. If determined to be readily available, we use the quote obtained.

Investments without a readily available market quotation are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

For an investment in an investment fund that does not have a readily determinable fair value, we measure the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of ASC Topic 946, Financial Services - Investment Companies, as of our measurement date. However, there can be no assurance that we will be able to sell such investment at a price equal to its net asset value per share and we may ultimately sell such investment at discount to its net asset value per share.

For investments in Collateralized Securities, the Adviser models both the assets and liabilities of each Collateralized Securities’ capital structure. The model uses a waterfall engine to store the collateral data, generate cash flows from the assets, and distribute the cash flows to the liability structure based on priority of payments. The cash flows are discounted using rates that incorporate risk factors such as default risk, interest rate risk, downgrade risk, and credit spread risk, among others. In addition, the Adviser considers broker quotations and/or comparable trade activity is considered as an input to determining fair value when available.

Determinations in Connection with Offerings

Although we are no longer offering shares of our common stock in a continuous public offering, we may, from time to time, elect to issue shares of our common stock in private placements. We are prohibited under the 1940 Act from selling our shares of common stock at a price, after deducting selling commissions and dealer manager fees, that is below our net asset value per share unless we obtain prior Board of Directors and stockholder approval. On June 11, 2020, we received stockholder approval to sell shares of our common stock in an amount not to exceed 25% of our then-outstanding common stock immediately prior to each such sale at a price below our then-current NAV, subject to certain conditions. In connection with any issuance of our common stock, our Board of Directors or a committee thereof review the then current public offering price per share, if available, against the current estimated net asset value per share to ensure that we are not selling shares of our common stock at a price that, after deducting selling commissions and dealer manager fees, was below our net asset value per share. If shares are to be sold at a price below our net asset value per share pursuant to shareholder approval thereof, then a majority of our directors who have no financial interest in the sale and a majority of such directors who are not interested persons of us or the Adviser have determined that any such sale would be in our best interests and those of our stockholders.

In reviewing our offering price in connection with any closing, the Board of Directors or a committee thereof expects to consider the following factors, among others, in making such determination:

•	the net asset value of our common stock disclosed in the most recent periodic report we filed with the SEC;

•	our Adviser’s assessment of whether any material change in the net asset value of our common stock has occurred (including through the realization of net gains on the sale of our portfolio investments) from the period beginning on the date of the most recently disclosed net asset value to the period ending two days prior to the date of the closing on and sale of our common stock; and

•	the magnitude of the difference between the net asset value disclosed in the most recent periodic report we filed with the SEC and our Adviser’s assessment of any material change in the net asset value since the date of the most recently disclosed net asset value, and the offering price of the shares of our common stock at the date of closing.

Importantly, this determination requires that we calculate net asset value per share within 48 hours of each closing. In addition, it involves a determination by the Board of Directors or a committee thereof that we are not selling shares at a price that, after deducting selling commissions and dealer manager fees, is below the then current net asset value per share at the time at which the sale of shares is made. To the extent that there is even a remote possibility that we may issue shares of our common stock at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value per share, the Board of Directors or a committee thereof will elect either to postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to change the offer price.

These processes and procedures are part of our compliance policies and procedures. We record all determinations described in this section, and these records are maintained with other records we are required to maintain under the 1940 Act.

Competition

Our primary competition in providing financing for acquisitions, buyouts and recapitalizations of middle market companies will include other BDCs, public and private buyout and other private equity funds, commercial and investment banks, commercial financing companies, and, to the extent they provide an alternative form of financing, hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of funds as well as access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC. We expect to use the industry information of the Adviser’s investment professionals, to which we have access, to assess investment risks and determine appropriate pricing for our investments in portfolio companies. In addition, we expect that our relationships and those of the Adviser and BSP will enable us to discover, and compete effectively for, financing opportunities with attractive middle market companies in the industries in which we seek to invest.

Legal Proceedings

As of September 30, 2020, we were not defendants in any material pending legal proceeding, and no such material proceedings were known to be contemplated. However, from time to time, we may be party to certain legal proceedings incidental to the normal course of our business including the enforcement of our rights under the contracts with our portfolio companies. Third parties may also seek to impose liability on us in connection with the activities of our portfolio companies.

PORTFOLIO COMPANIES

The following table sets forth certain information regarding each of the portfolio companies in which we had a debt or equity investment as of September 30, 2020. All listed investments are restricted securities unless indicated otherwise. We offer to make available significant managerial assistance to our portfolio companies. We may receive rights to observe the meetings of our portfolio companies’ board of directors. Other than these investments, our only relationships with our portfolio companies are the managerial assistance we may separately provide to our portfolio companies, which services would be ancillary to our investments (dollars in thousands):

September 30, 2020

(Unaudited)

Portfolio Company (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value (c)	% of Net Assets (b)
Senior Secured First Lien Debt - 115.8% (b)
1236904 BC, Ltd. (c) (h) (i) 9300 Trans-Canada Highway Suite 300 Saint-Laurent, H4S 1K5	Software/Services	L+5.50% (5.65%), 2/26/2027	$18,876	$18,171	$17,243	1.3%
Abaco Systems Holding Corp. (c) (h) (i) 12090 South Memorial Parkway Huntsville, AL 35803	Industrials	L+6.00% (7.00%), 12/7/2021	23,033	22,922	23,033	1.7%
ABC Financial Intermediate, LLC (c) (j) 8320 Highway 107 Sherwood, AZ 72120	Technology	L+4.25% (5.25%), 1/2/2025	14,491	14,446	12,969	1.0%
Abercrombie & Fitch, Co. (a) 6301 Fitch Path New Albany, OH 43054	Consumer	8.75%, 7/15/2025	3,182	3,182	3,347	0.2%
Accentcare, Inc. (c) (j) 17855 North Dallas Parkway Dallas, TX 75287	Healthcare	L+5.00% (5.15%), 6/22/2026	13,371	13,261	13,184	1.0%
Acrisure, LLC (i) (j) 5664 Prairie Creek Drive SE Caledonia, MI 49316	Financials	L+3.50% (3.65%), 2/16/2027	24,711	24,693	23,815	1.8%
AHP Health Partners, Inc. (i) (j) One Burton Hills Blvd Suite 250 Nashville, TN 37215	Healthcare	L+4.50% (5.50%), 6/30/2025	13,558	13,499	13,528	1.0%
Alchemy US Holdco 1, LLC (h) (i) (j) 3411 Silverside Road Tatnall Building, STE 104 Wilmington, DE 19801	Industrials	L+5.50% (5.65%), 10/10/2025	6,456	6,197	5,961	0.4%
Aldevron, LLC (h) (i) (j) 4837 Amber Valley Parkway Fargo, ND 58104	Healthcare	L+4.25% (5.25%), 10/13/2026	10,716	10,632	10,711	0.8%
Alvogen Pharma US, Inc. (c) (j) 10 Bloomfield Ave., Pine Brook, NJ 07058	Healthcare	L+5.25% (6.25%), 12/29/2023	12,818	12,778	12,305	0.9%
AM General, LLC (c) (i) 105 N. Niles Ave South Bend, IN 46617	Industrials	L+7.25% (8.25%), 12/28/2021	1,486	1,486	1,531	0.1%
AMI Entertainment Network, LLC (c) (i) 4147 Eastern Avenue SE, Suite 200 Grand Rapids, MI 49508	Media/Entertainment	L+6.00% (7.00%), 7/21/2022	12,161	12,074	11,227	0.8%
AMI Entertainment Network, LLC (c) (i) 4147 Eastern Avenue SE, Suite 200 Grand Rapids, MI 49508	Media/Entertainment	L+6.00% (7.00%), 7/21/2022	3,667	3,630	3,385	0.3%

AP Gaming I, LLC (j) 4809 Old Collinsville Rd. Swansea, IL 62226-2014	Gaming/Lodging	L+3.50% (4.50%), 2/15/2024	7,563	7,559	6,656	0.5%
Aq Carver Buyer, Inc. (c) (h) (i) 535 Madison Ave New York, NY 10022	Business Services	L+5.00% (6.00%), 9/23/2025	9,321	8,686	9,088	0.7%
AqGen Ascensus, Inc. (j) 200 Dryden Road Dresher, PA 19025	Business Services	L+4.00% (5.00%), 12/3/2026	18,251	18,191	18,103	1.3%
Arch Global Precision, LLC (c) (h) (i) 2600 South Telegraph Road Suite 180 Bloomfield, MI 48302	Industrials	L+4.75% (4.97%), 4/1/2026	10,797	10,727	10,797	0.8%
Asp Navigate Acquisition Corp. (j) 311 Sinclair Road Bristol, PA 19007	Healthcare	L+4.50% (5.50%), 10/6/2027	3,309	3,259	3,268	0.2%
Athenahealth, Inc. (j) 311 Arsenal Street Watertown, MA 02472	Healthcare	L+4.50% (4.75%), 2/11/2026	12,696	12,557	12,474	0.9%
Avaya Holdings Corp. (a) (j) 4655 Great America Parkway Santa Clara, CA 95054	Technology	L+4.25% (4.40%), 12/16/2024	20,145	20,028	20,013	1.5%
Aveanna Healthcare, LLC (h) 5220 Spring Valley Road Suite 400 Dallas, TX 75254	Healthcare	L+4.25% (5.25%), 3/18/2024	778	747	731	0.1%
Aveanna Healthcare, LLC (h) 5220 Spring Valley Road Suite 400 Dallas, TX 75254	Healthcare	L+5.50% (6.50%), 3/18/2024	5,976	5,802	5,647	0.4%
Aveanna Healthcare, LLC (j) 5220 Spring Valley Road Suite 400 Dallas, TX 75254	Healthcare	L+6.25% (7.25%), 3/18/2024	3,638	3,566	3,538	0.3%
Axiom Global, Inc. (c) (i) 295 Lafayette Street Suite 700, Floor 7 New York, NY 10012	Business Services	L+4.75% (5.05%), 10/1/2026	11,407	11,314	11,304	0.8%
BBB Industries, LLC (h) 29627 Renaissance Boulevard Daphne, AL 36526	Transportation	L+4.50% (5.58%), 8/1/2025	13,021	12,943	11,954	0.9%
BCP Raptor, LLC (j) 500 W. Illinois Suite 700 Midland, TX 79701	Energy	L+4.25% (5.25%), 6/24/2024	13,783	13,703	10,740	0.8%
BCP Renaissance, LLC (j) 8111 Westchester Drive Suite 600 Dallas, TX 75225	Energy	L+3.50% (4.50%), 10/31/2024	3,393	3,383	3,138	0.2%
Black Mountain Sand, LLC (c) (l) 12526 High Bluff Drive Suite 160 San Diego, CA 92130	Energy	L+11.00% (12.50%), 6/28/2024	23,000	22,851	20,700	1.5%
BMC Software Finance, Inc. (j) John Hancock Tower, 200 Clarendon Street Boston, MA 2116	Technology	L+4.25% (4.40%), 10/2/2025	14,498	14,394	14,040	1.0%
Bomgar Corp. (c) (j) 600 Montgomery Street 20th Floor San Francisco, CA 94111	Technology	L+4.00% (4.15%), 4/18/2025	1,947	1,941	1,947	0.1%
Boston Market Corp. (c) (l) (t) 14103 Denver West Blvd Golden, CO 80401	Food & Beverage	5.00%, 4/1/2022	2,428	—	—	—%
CareCentrix, Inc. (c) (i) (j) 20 Church Street 12th floor Hartford, CT 06103	Healthcare	L+4.50% (4.72%), 4/3/2025	19,701	19,610	18,736	1.4%

CCW, LLC (c) (h) (i) (l) (t) 752 North 129th Street, Omaha, NE 68154	Food & Beverage	L+8.00% (9.00%), 3/22/2021	28,175	26,608	16,032	1.2%
CCW, LLC (c) (l) (t) 752 North 129th Street Omaha, NE 68154	Food & Beverage	L+8.00% (9.00%), 3/22/2021	1,376	1,300	783	0.1%
CDHA Holdings, LLC (c) (h) (i) (l) 200 Willowbrook Lane Suite 220 West Chester, PA 19382	Healthcare	L+7.25% (8.25%), 8/24/2023	15,531	15,397	14,863	1.1%
CDHA Holdings, LLC (c) (k) (l) 200 Willowbrook Lane Suite 220 West Chester, PA 19382	Healthcare	L+6.75% (7.75%), 8/24/2023	551	545	527	—%
CDHA Holdings, LLC (c) (k) (l) 200 Willowbrook Lane Suite 220 West Chester, PA 19382	Healthcare	L+7.25% (8.25%), 8/24/2023	1,268	1,268	1,212	0.1%
CDS Canada 4, LP (a) (c) 100 Adelaide Street West Toronto, M5H 1S3	Media/Entertainment	L+4.00% (5.00%), 6/3/2021	348	368	348	—%
CDS U.S. Intermediate Holdings, Inc. (a) (c) (h) (j) (t) 4001 Kennett Pike Suite 302 Wilmington, DE 19807	Media/Entertainment	L+5.50% (6.50%), 7/8/2022	3,980	3,912	2,189	0.2%
Chloe Ox Parent, LLC (c) (i) (j) 251 Little Falls Drive Wilmington, DE 19808	Healthcare	L+4.50% (5.50%), 12/23/2024	13,321	13,176	12,961	1.0%
Clarion Events, Ltd. (a) (j) Fulham High Street London, SW6 3JW	Business Services	L+5.25% (6.25%), 9/30/2024	10,341	10,207	7,761	0.6%
Clover Technologies Group, LLC (c) (j) 700 E Dayton Rd Ottawa, IL 61350	Industrials	L+7.50% (8.50%), 2/3/2024	1,475	1,475	1,282	0.1%
CLP Health Services, Inc. (c) (i) 10 Cadillac Drive Suite 400 Brentwood, TN 37027	Healthcare	L+5.00% (6.07%), 12/31/2026	10,034	9,862	9,894	0.7%
Cold Spring Brewing, Co. (c) (h) (i) 219 Red River Ave N Cold Spring, MN 56320	Food & Beverage	L+4.75% (5.75%), 12/19/2025	8,774	8,696	8,697	0.6%
Community Care Health Network, LLC (c) (h) (j) 9201 East Mountain View Suite 220 Scottsdale, AZ 85258	Healthcare	L+4.75% (4.90%), 2/17/2025	9,360	9,109	9,143	0.7%
Connect Finco SARL (a) (j) 251 Little Falls Drive Wilmington, DE 19808	Telecom	L+4.50% (5.50%), 12/11/2026	4,619	4,493	4,472	0.3%
Conservice Midco, LLC (j) 99 East 700 South Logan, UT 84321	Business Services	L+4.25% (4.47%), 5/13/2027	3,109	2,977	3,070	0.2%
CONSOL Energy, Inc. (c) (j) CNX Center 1000 Consol Energy Dr. Canonsburg, PA 15317	Industrials	L+4.50% (4.65%), 9/27/2024	4,089	4,074	3,312	0.2%
Conterra Ultra Broadband, LLC (c) (j) 2101 Rexford Road #200E Charlotte, NC 28211	Telecom	L+4.50% (4.65%), 4/30/2026	5,999	5,976	5,999	0.4%
Corfin Industries, LLC (c) (h) (i) 7-B Raymond Avenue Salem, NH 03079	Industrials	L+6.00% (7.00%), 2/5/2026	12,236	12,017	12,017	0.9%
Crown Subsea Communications Holding, Inc. (c) (j) 250 Industrial Way W Eatontown, NJ 07724	Industrials	L+6.00% (6.16%), 11/3/2025	1,908	1,895	1,908	0.1%

CRS-SPV, Inc. (c) (k) (o) 3425 Svc Rd Cleveland, OH 44111	Industrials	L+4.50% (5.50%), 3/8/2021	62	62	62	—%
Dunn Paper, Inc. (c) (j) 218 Riverview Street Port Huron, MI 48060	Paper & Packaging	L+4.75% (5.75%), 8/26/2022	581	543	535	—%
Dynasty Acqusition Co., Inc. (i) (j) 6710 N. Scottsdale Rd. Suite 250 Scottsdale, AZ 85253	Industrials	L+3.50% (3.72%), 4/6/2026	3,361	3,179	2,956	0.2%
Dynasty Acqusition Co., Inc. (i) (j) 6710 N. Scottsdale Rd. Suite 250 Scottsdale, AZ 85253	Industrials	L+3.50% (3.72%), 4/6/2026	6,252	5,913	5,497	0.4%
Florida Food Products, LLC (c) (h) 2231 West CR 44 Eustis, FL 32726	Food & Beverage	L+6.50% (7.50%), 9/6/2025	21,946	21,560	20,651	1.5%
Florida Food Products, LLC (c) (i) 2231 West CR 44 Eustis, FL 32726	Food & Beverage	L+7.25% (8.25%), 9/8/2025	1,328	1,239	1,235	0.1%
Florida Food Products, LLC (c) (k) 2231 West CR 44 Eustis, FL 32726	Food & Beverage	L+6.50% (7.50%), 9/6/2023	1,647	1,647	1,561	0.1%
Foresight Energy Operating, LLC (c) (p) One Metropolitan Square 211 North Broadway Suite 2600 St. Louis, MT 63102	Industrials	L+8.00% (9.50%), 6/30/2027	1,330	1,329	1,348	0.1%
Frontier Communications Corp. (h) 401 Merritt 7 Norwalk, CT 06851	Telecom	P+2.75% (6.00%), 6/17/2024	13,777	13,564	13,522	1.0%
Gold Standard Baking, Inc. (c) (l) 3700 S Kedzie Ave A Chicago, IL 60632	Food & Beverage	L+8.50% (9.50%), 7/25/2022	3,124	2,576	1,250	0.1%
Green Energy Partners/Stonewall, LLC (j) 5001 Spring Valley Road Suite 1150 West Dallas, TX 75244	Utilities	L+5.50% (6.50%), 11/15/2021	1,314	1,313	1,182	0.1%
Green Energy Partners/Stonewall, LLC (j) 5001 Spring Valley Road Suite 1150 West Dallas, TX 75244	Utilities	L+5.50% (6.50%), 11/15/2021	992	991	893	0.1%
HC2 Holdings, Inc. (k) 450 Park Avenue, 30th Floor New York, NY, 10022	Industrials	11.50%, 12/1/2021	7,864	7,823	7,490	0.6%
Health Plan One, Inc. (c) (k) 1000 Bridgeport Avenue Shelton, CT 06484	Financials	L+7.50% (8.50%), 7/15/2025	10,695	10,183	10,485	0.8%
HireRight, Inc. (i) 55 East 52nd Street 32nd Floor New York, NY 10055	Business Services	L+3.75% (3.90%), 7/11/2025	2,893	2,874	2,630	0.2%
ICR Operations, LLC (c) (h) (i) 685 Third Avenue 2nd Floor New York, NY 10017	Business Services	L+5.00% (6.00%), 3/26/2025	17,189	16,962	17,189	1.3%
ICR Operations, LLC (c) (k) 685 Third Avenue 2nd Floor New York, NY 10017	Business Services	L+5.00% (6.00%), 3/26/2024	1,377	1,376	1,377	0.1%

Ideal Tridon Holdings, Inc.(c) 100 Spear Street Suite 1500 San Francisco, CA 94105	Industrials	L+5.75% (6.75%), 7/31/2024	46	46	46	—%
Ideal Tridon Holdings, Inc. (c) (h) (i) 100 Spear Street Suite 1500 San Francisco, CA 94105	Industrials	L+5.75% (6.75%), 7/31/2024	28,330	28,069	28,330	2.1%
Ideal Tridon Holdings, Inc. (c) (h) (i) 100 Spear Street Suite 1500 San Francisco, CA 94105	Industrials	L+5.75% (6.75%), 7/31/2024	830	818	830	0.1%
Ideal Tridon Holdings, Inc. (c) (k) 100 Spear Street Suite 1500 San Francisco, CA 94105	Industrials	L+5.75% (6.75%), 7/31/2023	1,124	1,124	1,124	0.1%
IDERA, Inc. (j) Brookhollow Ctr III 2950 Nort Loop Freeway Suite 700 Houston, TX 77092	Technology	L+4.00% (5.00%), 6/28/2024	4,282	4,270	4,214	0.3%
Integral Ad Science, Inc. (c) (k) (l) 95 Morton St. 8th Floor New York, NY 10014	Software/Services	L+7.25% (8.25%), 7/19/2024	15,448	15,255	15,448	1.1%
Integrated Efficiency Solutions, Inc. (c) (l) 750 MD Route 3 South Suite 19 Gambrills, MD 21054	Industrials	L+9.00% (11.00%), 6/30/2022	3,792	3,792	3,119	0.2%
Integrated Global Services, Inc. (c) (i) 7600 Whitepine Road Richmond, VA 23237	Industrials	L+6.00% (7.00%), 2/4/2026	12,106	11,891	11,961	0.9%
Integrated Global Services, Inc. (c) (k) 7600 Whitepine Road Richmond, VA 23237	Industrials	L+6.00% (7.00%), 2/4/2026	1,622	1,622	1,603	0.1%
Intelsat Jackson Holdings, SA (a) 4 Rue Albert Borschette Luxembourg, L-1246 Luxembourg	Telecom	8.63%, 1/2/2024	2,367	2,376	2,388	0.2%
Intelsat Jackson Holdings, SA (a) 4 Rue Albert Borschette Luxembourg, L-1246 Luxembourg	Telecom	P+4.75% (8.00%), 11/27/2023	1,124	1,121	1,128	0.1%
Internap Corp. (c) (h) (l) (p) 250 Williams Street Suite E-100 Atlanta, GA 30303	Business Services	L+6.50% (7.50%), 5/8/2025	5,873	5,873	4,980	0.4%
Internap Corp. (c) (p) 250 Williams Street Suite E-100 Atlanta, GA 30303	Business Services	L+10.00% (11.00%), 5/8/2023	1,995	1,881	1,995	0.1%
International Cruise & Excursions, Inc. (c) (i) 7720 north Dobson Road Scottsdale, AZ 85256	Business Services	L+5.25% (6.25%), 6/6/2025	4,964	4,927	4,169	0.3%
IPC Corp. (c) (j) Harborside Financial Plaza 10 3 2nd Street, 15th Floor Jersey City, NJ 07311	Software/Services	L+4.50% (5.50%), 8/6/2021	3,784	3,769	3,269	0.2%
Iri Holdings, Inc. (c) (j) 150 North Clinton Street 2nd Floor Chicago, IL 60661	Business Services	L+4.25% (4.40%), 12/1/2025	4,913	4,876	4,790	0.4%

Jakks Pacific, Inc. (c) (l) (p) 2951 28th Street Santa Monica, CA 90405	Consumer	10.50%, 2/9/2023	2,360	2,136	2,312	0.2%
K2 Intelligence Holdings, Inc. (c) (h) (i) 845 Third Avenue New York, NY 10022	Business Services	L+4.75% (5.75%), 9/23/2024	10,251	10,088	10,082	0.7%
Kahala Ireland OpCo Designated Activity Company (a) (c) (k) (l) (o) Fitzwilliam Hall Fitzwilliam Place Dublin, 2 Ireland	Transportation	L+8.00% (13.00%), 12/22/2028	26,549	26,549	26,549	2.0%
Kaman Distribution Corp. (c) (h) (i) 5901 S Belvedere Ave Tucson, AZ 85706	Industrials	L+5.00% (5.22%), 8/26/2026	21,336	19,709	19,843	1.5%
KidKraft, Inc. (c) (l) (t) 4630 Olin Road Dallas, TX 75244	Consumer	L+6.00% (7.00%), 8/15/2022	1,025	50	51	—%
KMTEX, LLC (c) (g) (l) (o) 2450 S Gulfway Dr Port Arthur, TX 77640	Chemicals	P+3.00% (6.25%), 6/16/2025	816	816	816	0.1%
KMTEX, LLC (c) (g) (l) (o) 2450 S Gulfway Dr Port Arthur, TX 77640	Chemicals	P+3.00% (6.25%), 6/16/2025	134	134	134	—%
KMTEX, LLC (c) (l) (o) 2450 S Gulfway Dr Port Arthur, TX 77640	Chemicals	P+3.00% (6.25%), 6/16/2025	3,179	3,179	3,179	0.2%
Labrie Environmental Group, LLC (a) (c) (h) 175-B, route Marie-Victorin, Levis, G7A 2T3	Industrials	L+5.50% (6.50%), 9/1/2026	22,866	22,415	22,409	1.7%
Lakeland Tours, LLC (c) (h) (l) 218 Water St. W #400, Charlottesville, VA 22902	Education	13.25%, 9/27/2027	4,101	2,055	2,051	0.2%
Lakeland Tours, LLC (c) (h) (l) 218 Water St. W #400, Charlottesville, VA 22902	Education	L+12.00% (13.25%), 9/25/2023	1,777	1,777	1,777	0.1%
Lakeland Tours, LLC (c) (h) (l) 218 Water St. W #400 Charlottesville, VA 22902	Education	L+7.50% (8.75%), 9/25/2025	3,242	3,242	3,242	0.2%
Lakeland Tours, LLC (c) (h) (l) 218 Water St. W #400 Charlottesville, VA 22902	Education	L+7.50% (8.75%), 9/25/2025	4,069	3,583	3,581	0.3%
Lakeview Health Holdings, Inc. (c) (l) (t) 1900 Corporate Square Blvd Jacksonville, FL 32216	Healthcare	9.75%, 12/15/2021	139	124	49	—%
Lakeview Health Holdings, Inc. (c) (l) (t) 1900 Corporate Square Blvd Jacksonville, FL 32216	Healthcare	9.75%, 12/15/2021	4,037	2,671	1,413	0.1%
LightSquared, LP (l) 10802 Parkridge Boulevard Reston, VA 20191	Telecom	L+11.75% (12.75%), 12/7/2020	4,931	4,931	4,509	0.3%
Lionbridge Technologies, Inc. (c) (h) (i) 1050 Winter Street Suite 2300 Waltham, MA 02451	Business Services	L+6.25% (7.25%), 12/29/2025	10,266	10,177	10,266	0.8%
MCS Acquisition Corp. (c) 311 Sinclair Road Bristol, PA 19007	Business Services	L+4.75% (5.75%), 5/20/2024	13,973	13,941	4,891	0.4%
MED Parentco, LP (c) (j) 1950 Old Gallows Rd, Ste 520 Vienna, VA 22182	Healthcare	L+4.25% (4.40%), 8/31/2026	1,000	1,000	953	0.1%

MED Parentco, LP (c) (j) 1950 Old Gallows Rd, Ste 520 Vienna, VA 22182	Healthcare	L+4.25% (4.40%), 8/31/2026	5,702	5,654	5,431	0.4%
Medallion Midland Acquisition, LP (j) 222 W. Las Colinas Blvd, Suite 1140E Irving, TX 75039	Energy	L+3.25% (4.25%), 10/30/2024	3,661	3,655	3,439	0.3%
Medical Depot Holdings, Inc. (c) (h) (i) (l) 99 Seaview Blvd Port Washington, NY 11050	Healthcare	L+9.50% (10.50%), 1/3/2023	19,138	18,483	13,598	1.0%
MGTF Radio Company, LLC (c) (k) (o) 650 Smithfield Street Suite 2200 Pittsburgh, PA 15222	Media/Entertainment	L+6.00% (7.00%), 4/1/2024	55,521	55,408	43,695	3.2%
Midwest Can Company, LLC (c) (h) (i) 10800 West Belmont Avenue Franklin Park, IL 60131	Paper & Packaging	L+5.75% (6.75%), 3/2/2026	17,418	17,103	17,103	1.3%
Miller Environmental Group, Inc. (c) (h) (i) 538 Edwards Avenue Calverton, NY 11933	Business Services	L+6.50% (7.50%), 3/15/2024	10,510	10,337	10,510	0.8%
Miller Environmental Group, Inc. (c) (h) (i) 538 Edwards Avenue Calverton, NY 11933	Business Services	L+6.50% (7.50%), 3/15/2024	11,492	11,333	11,492	0.9%
Miller Environmental Group, Inc. (c) (k) 538 Edwards Avenue Calverton, NY 11933	Business Services	L+6.50% (7.50%), 3/15/2024	397	397	397	—%
Mintz Group, LLC (c) (i) 110 5th Avenue, 8th Floor New York, NY 10011	Business Services	L+4.75% (5.75%), 3/18/2026	4,723	4,680	4,680	0.3%
Monitronics International, Inc. (k) 1990 Wittington Place Farmers Branch, TX 75234	Business Services	L+6.50% (7.75%), 3/29/2024	5,579	5,587	4,184	0.3%
Montreign Operating Company, LLC (c) 204 state Route 17B Monticello, NY 12701	Gaming/Lodging	L+2.75% (2.89%), 3/22/2021	7,896	7,863	7,896	0.6%
Mood Media Corp. (c) (h) (l) (p) (t) 1703 West Fifth Street Suite 600 Austin, TX 78703	Media/Entertainment	L+9.25% (10.25%), 7/31/2025	8,299	8,057	8,299	0.6%
Mood Media Corp. (c) (l) (p) 1703 West Fifth Street, Suite 600 Austin, TX 78703	Media/Entertainment	L+9.25% (10.25%), 7/31/2025	1,689	1,617	1,689	0.1%
Muth Mirror Systems, LLC (c) (h) (i) 4221 High Tech Lane Sheboygan, WI 53083	Technology	L+5.25% (6.25%), 4/23/2025	15,539	15,303	13,907	1.0%
Muth Mirror Systems, LLC (c) (k) 4221 High Tech Lane Sheboygan, WI 53083	Technology	L+5.25% (6.25%), 4/23/2025	325	325	289	—%
National Technical Systems, Inc. (c) (h) (i) 24007 Ventura Blvd, Suite 200 Calabasas, CA 91302	Business Services	L+6.00% (7.00%), 6/14/2021	17,238	17,216	16,549	1.2%
Navitas Midstream Midland Basin, LLC (j) 9303 New trails Drive, Suite 300 The Woodlands, TX 77381	Energy	L+4.50% (5.50%), 12/13/2024	21,618	18,840	20,311	1.5%
New Amsterdam Software Bidco, LLC (c) (h) (i) Bank of America Tower, 515 Congress Avenue Austin, TX 78701	Technology	L+5.00% (6.00%), 5/1/2026	6,088	5,991	6,088	0.5%

New Star Metals, Inc. (c) (h) (i) 6855 Commerce Boulevard Canton, MI 48187	Industrials	L+6.00% (7.50%), 7/10/2023	21,923	21,549	21,200	1.6%
NN, Inc. (h) 6210 Ardrey Kell Road Charlotte, NC 28277	Industrials	L+5.75% (5.90%), 10/19/2022	11,062	10,651	10,908	0.8%
NN, Inc. (h) 6210 Ardrey Kell Road Charlotte, NC 28277	Industrials	L+5.75% (6.50%), 10/19/2022	10,041	9,527	9,901	0.7%
Norvax, LLC (c) (k) 214 West Huron Street Chicago, IL 60654	Business Services	L+6.50% (7.50%), 9/12/2025	11,403	11,155	11,086	0.8%
NTM Acquisition Corp. (c) (h) (i) 1675 S State Street Dover, DE 19901	Media/Entertainment	L+6.25% (7.25%), 6/7/2024	22,259	22,166	20,033	1.5%
Olaplex, Inc. (c) (h) (i) 1482 East Valley Road Suite 701 Santa Barbara, CA 93108	Consumer	L+6.50% (7.50%), 1/8/2026	17,341	17,036	17,341	1.3%
Olaplex, Inc. (c) (k) 1482 East Valley Road Suite 701 Santa Barbara, CA 93108	Consumer	L+6.50% (7.50%), 1/8/2025	954	954	954	0.1%
ORG GC Holdings, LLC (c) (h) (t) 6330 Gulfton Street Houston, TX 77081	Business Services	L+6.75% (7.75%), 7/31/2022	21,624	21,457	16,218	1.2%
Perstorp Holding Ab (a) (c) (j) Neptunigatan 1, Malmo, 211 20	Chemicals	L+4.75% (5.02%), 2/27/2026	8,890	8,792	8,090	0.6%
PGX Holdings, Inc. (c) (j) (l) (t) 330 North Cutler Drive Salt Lake City, UT 84054	Consumer	L+9.50% (10.50%), 9/29/2023	10,535	9,780	8,038	0.6%
Planet Equity Group, LLC (c) (h) 2100 Sander Road, Suite 150 Northbrook, IL 60062	Business Services	L+5.25% (6.25%), 11/18/2025	14,829	14,639	14,829	1.1%
Planet Equity Group, LLC (c) (k) 2100 Sander Road, Suite 150 Northbrook, IL 60062	Business Services	L+5.25% (6.25%), 11/18/2024	1,163	1,163	1,163	0.1%
PlayPower, Inc. (c) (h) (i) 11515 Vanstory Drive, Suite 100 Huntersville, NC 28078	Industrials	L+5.50% (5.65%), 5/8/2026	25,416	25,110	24,146	1.8%
Premier Dental Services, Inc. (c) (h) (i) 530 South Main St. Orange, CA 92868	Healthcare	L+5.25% (6.25%), 6/30/2023	32,105	31,982	29,826	2.2%
Premier Global Services, Inc. (c) (j) 3280 Peachtree Road NE, The Terminus Building Suite 1000 Atlanta, GA 30305-2422	Telecom	L+6.50% (7.50%), 6/8/2023	6,072	5,932	3,916	0.3%
PSKW, LLC (c) (h) (i) 1 Crossroads Drive Third Floor Bedminster, NJ 07921	Healthcare	L+6.25% (7.25%), 3/9/2026	29,850	29,174	29,253	2.2%
PT Network, LLC (c) (h) (l) 501 Fairmount Avenue Towson, MD 21286	Healthcare	L+7.50% (8.73%), 11/30/2023	16,953	16,889	14,902	1.1%
Questex, Inc. (c) (h) (i) 275 Grove Street, Suite 2-130 Newton, MA 02466	Media/Entertainment	L+5.75% (6.75%), 9/9/2024	15,867	15,659	14,487	1.1%
Questex, Inc. (c) (k) 275 Grove Street, Suite 2-130 Newton, MA 02466	Media/Entertainment	L+5.75% (6.75%), 9/9/2024	1,292	1,292	1,180	0.1%

RE Investment Company, LLC (c) (h) 2414 US Highway 2 E Kalispell, MT 59901-2310	Industrials	L+8.00% (9.00%), 9/25/2025	13,667	13,327	13,325	1.0%
Red River Technology, LLC (c) (h) (i) 21 Water Street, Suite 500 Claremont, NH 3743	Business Services	L+5.00% (6.00%), 8/30/2024	23,491	23,210	23,491	1.8%
Reddy Ice Corp. (c) (h) (i) 5720 Lbj Fwy Ste 200 Dallas, TX 75240	Food & Beverage	L+6.00% (7.20%), 7/1/2025	19,393	18,932	18,859	1.4%
Reddy Ice Corp. (c) (k) 5720 Lbj Fwy Ste 200 Dallas, TX 75240	Food & Beverage	L+6.00% (7.20%), 7/1/2025	1,275	1,257	1,236	0.1%
Regionalcare Hospital Partners Holdings, Inc. (j) 103 Continental Place Suite 200 Brentwood, TN 37027	Healthcare	L+3.75% (3.90%), 11/14/2025	21,025	20,779	20,408	1.5%
REP TEC Intermediate Holdings, Inc. (c) (h) (i) 12420 Grey Commercial Dr., Midland, NC 28107	Software/Services	L+6.50% (7.50%), 6/19/2025	6,997	6,799	6,840	0.5%
Resco Products, Inc. (c) (l) 2711 Centerville Rd, Suite 400 Wilmington, DE 19808	Industrials	L+7.00% (9.00%), 6/5/2022	9,850	9,850	9,062	0.7%
Safety Products/JHC Acquisition Corp. (c) (j) 2454 E Dempster Street Suite 300 Des Plaines, IL 60016	Industrials	L+4.50% (4.65%), 6/28/2026	17,583	17,449	16,106	1.2%
Safety Products/JHC Acquisition Corp. (c) (j) 2454 E Dempster Street Suite 300 Des Plaines, IL 60016	Industrials	L+4.50% (4.65%), 6/28/2026	950	950	871	0.1%
Schenectady International Group, Inc. (j) 2750 Balltown Road Schenectady, NY 12309	Chemicals	L+4.75% (4.91%), 10/15/2025	21,563	21,197	20,701	1.5%
SCIH Salt Holdings, Inc. (c) 1875 Century Park East Suite 320 Los Angeles, CA 90067	Industrials	L+4.00% (5.00%), 3/17/2025	509	509	470	—%
SCIH Salt Holdings, Inc. (h) (i) 1875 Century Park East Suite 320 Los Angeles, CA 90067	Industrials	L+4.50% (5.50%), 3/16/2027	24,913	24,680	24,850	1.9%
SFR Group, SA (a) (i) (j) 16 Rue Du General Alain De Boissieu Paris, 75015	Telecom	L+4.00% (4.15%), 8/14/2026	12,869	12,777	12,476	0.9%
Shields Health Solutions Holdings, LLC (c) (h) (i) 100 Technology Center Drive Stoughton, MA 2072	Healthcare	L+5.00% (5.15%), 8/19/2026	6,910	6,852	6,910	0.5%
SitusAMC Holdings Corp. (c) (h) 5065 Westheimer Road Suite 700E Houston, TX 77056	Financials	L+4.75% (5.75%), 6/28/2025	1,477	1,455	1,455	0.1%
SitusAMC Holdings Corp. (c) (h) (i) 5065 Westheimer Road Suite 700E Houston, TX 77056	Financials	L+4.75% (5.75%), 6/30/2025	8,422	8,321	8,312	0.6%
SitusAMC Holdings Corp. (c) (k) 5065 Westheimer Road Suite 700E Houston, TX 77056	Financials	L+4.75% (5.75%), 6/30/2025	752	742	742	0.1%

Skillsoft Corp. (c) Boulevard Grande-Duchesse Charlotte 48 Luxembourg, 1330	Technology	L+7.50% (8.50%), 12/27/2024	725	682	681	0.1%
Skillsoft Corp. (c) Boulevard Grande-Duchesse Charlotte 48 Luxembourg, 1330	Technology	L+7.50% (8.50%), 12/27/2024	638	604	603	—%
Skillsoft Corp. (c) (j) (t) Boulevard Grande-Duchesse Charlotte 48 Luxembourg, 1330	Technology	L+7.50% (8.50%), 4/28/2025	4,249	4,249	4,249	0.3%
Sotera Health Holdings, LLC (j) 2015 Spring Road Suite 650 Oak Brook, IL 60523	Healthcare	L+4.50% (5.50%), 12/11/2026	3,813	3,717	3,794	0.3%
Spirit Aerosystems, Inc. (a) 3801 S. Oliver St. Wichita, KS 67210	Industrials	5.50%, 1/15/2025	497	497	502	—%
Spirit Aerosystems, Inc. (a) (j) 3801 S. Oliver St. Wichita, KS 67210	Industrials	L+5.25% (6.00%), 1/31/2025	1,655	1,647	1,647	0.1%
SSH Group Holdings, Inc. (j) 12930 Saratoga Ave, Suite A2 Saratoga, CA 95070	Education	L+4.25% (4.47%), 7/30/2025	10,654	10,627	10,086	0.8%
Subsea Global Solutions, LLC (c) (i) 2994 North Miami Avenue Miami, FL 33127	Business Services	L+7.00% (8.00%), 3/29/2023	4,744	4,675	4,649	0.3%
Subsea Global Solutions, LLC (c) (i) 2994 North Miami Avenue Miami, FL 33127	Business Services	L+7.00% (8.00%), 3/29/2023	8,263	8,181	8,106	0.7%
Subsea Global Solutions, LLC (c) (k) 2994 North Miami Avenue Miami, FL 33127	Business Services	L+7.00% (8.00%), 3/29/2023	193	193	189	—%
Tax Defense Network, LLC (c) (l) (p) (t) 900 Southside Boulevard Jacksonville, FL 32256	Consumer	10.00%, 9/30/2021	3,230	2,986	3,230	0.2%
Tax Defense Network, LLC (c) (l) (p) (t) 900 Southside Boulevard Jacksonville, FL 32256	Consumer	L+6.00% (10.00%), 9/30/2021	32,986	21,646	2,309	0.2%
Tax Defense Network, LLC (c) (l) (p) (t) 900 Southside Boulevard Jacksonville, FL 32256	Consumer	L+6.00% (10.00%), 9/30/2021	5,855	3,833	410	—%
The Dun & Bradstreet Corp. (j) 103 JFK Parkway Short Hills, NJ 07078	Business Services	L+3.75% (3.89%), 2/6/2026	9,950	9,797	9,836	0.7%
Tillamook Country Smoker, LLC (c) (h) 8250 Warren Avenue\ Bay City, OR 97107-3120	Food & Beverage	L+5.75% (6.75%), 5/19/2022	9,937	9,888	9,646	0.7%
Tillamook Country Smoker, LLC (c) (k) 8250 Warren Avenue Bay City, OR 97107-3120	Food & Beverage	L+5.75% (6.75%), 5/19/2022	2,561	2,561	2,486	0.2%
Tivity Health, Inc. (a) (j) 701 Cool Springs Blvd Tranklin, TN 37067	Healthcare	L+4.25% (4.40%), 3/8/2024	859	853	809	0.1%
Tivity Health, Inc. (a) (j) 701 Cool Springs Blvd Tranklin, TN 37067	Healthcare	L+5.25% (5.40%), 3/6/2026	3,602	3,532	3,389	0.3%
Trademark Global, LLC (c) (k) (l) 7951 West Erie Avenue Lorain, OH 44053	Consumer	L+10.00% (11.00%), 10/31/2022	1,933	1,933	1,836	0.1%

Traverse Midstream Partners, LLC (j) 301 N.W. 63rd, Suite 600 Oklahoma City, OK 73116	Energy	L+4.00% (5.00%), 9/27/2024	16,099	15,786	14,751	1.1%
Trilogy International Partners, LLC (a) 155 108th Ave, NE Suite 400 Belllvue, WA 98004	Telecom	8.88%, 5/1/2022	14,875	14,848	13,611	1.0%
University of St. Augustine Acquisition Corp. (c) (h) (i) University of St. Augustine for Health Sciences 700 Windy Point Dr. San Marcos, CA 92069	Education	L+4.25% (5.25%), 2/2/2026	23,822	23,368	23,965	1.8%
Veritext Corp. (c) (h) (i) 290 West Mount Pleasant Avenue Suite 3200 Livingston, NJ 07039	Business Services	L+3.25% (3.40%), 8/1/2025	4,937	4,937	4,641	0.4%
Verscend Holding Corp. (j) 201 Jones Road 4th Floor Waltham, MA 02451	Healthcare	L+4.50% (4.65%), 8/27/2025	1,737	1,704	1,718	0.1%
Vertex Aerospace Services Corp. (h) (i) Madison Ave, 28th fl, New York, NY 10017	Industrials	L+4.50% (4.65%), 6/30/2025	8,660	8,630	8,519	0.6%
Vyaire Medical, Inc. (c) (j) 26125 N Riverwoods Blvd Mettawa, IL 60045	Healthcare	L+4.75% (5.75%), 4/16/2025	7,932	7,725	6,108	0.5%
WaterBridge Midstream Operating, LLC (j) Three Memorial City Plaza 840 Gessner Road #100 Houston, TX 77024	Energy	L+5.75% (6.75%), 6/22/2026	13,804	13,563	11,447	0.9%
WMK, LLC (c) 4199 Kinross Lakes Pkwy Suite 300 Richfield, OH 44286	Business Services	L+5.75% (6.75%), 9/5/2025	357	354	348	—%
WMK, LLC (c) (h) (i) 4199 Kinross Lakes Pkyw Suite 300 Richfield, OH 44286	Business Services	L+5.75% (6.75%), 9/5/2025	19,157	18,887	18,525	1.4%
WMK, LLC (c) (k) 4199 Kinross Lakes Pkwy Suite 300 Richfield, OH 44286	Business Services	L+5.75% (6.75%), 9/5/2025	2,591	2,582	2,529	0.2%
WMK, LLC (c) (k) 4199 Kinross Lakes Pkwy Suite 300 Richfield, OH 44286	Business Services	L+5.75% (6.75%), 9/5/2024	2,618	2,618	2,529	0.2%

Sub Total Senior Secured First Lien Debt				$1,673,953	$1,559,237	115.8%

Senior Secured Second Lien Debt - 15.7% (b)
Accentcare, Inc. (c) (h) 17855 North Dallas Parkway Dallas, TX 75287	Healthcare	L+8.75% (8.90%), 6/21/2027	$17,795	$17,422	$17,297	1.3%
Anchor Glass Container Corp. (c) (k) 401 East Jackson Street Suite 2800 Tampa, FL 33602	Paper & Packaging	L+7.75% (8.75%), 12/6/2024	20,000	19,845	8,000	0.6%
Astro AB Merger Sub, Inc. (a) (c) (h) 220 E. Las Colina Blvd Suite 1200 Irving, TX 75039	Financials	L+7.50% (8.50%), 4/28/2023	7,758	7,758	7,719	0.6%

Avatar Purchaser, Inc. (c) (j) 2445 M St. NW Washington, DC 20037	Software/Services	L+7.50% (8.50%), 11/17/2025	11,716	11,491	11,294	0.8%
Aveanna Healthcare, LLC (h) 5220 Spring Valley Road Suite 400 Dallas, TX 75254	Healthcare	L+8.00% (9.00%), 3/17/2025	5,883	5,833	5,442	0.4%
BrandMuscle Holdings, Inc. (c) (k) 233 South Wacker Drive Suite 4400 Chicago, IL 60606	Business Services	L+8.50% (9.50%), 6/1/2022	24,500	24,373	23,091	1.7%
Carlisle FoodService Products, Inc. (c) (h) 4711 East Hefner Road Oklahoma City, OK 73131	Consumer	L+7.75% (8.75%), 3/20/2026	10,719	10,573	10,449	0.8%
CDS U.S. Intermediate Holdings, Inc. (a) (c) (t) 4001 Kennett Pike Suite 302 Wilmington, DE 19807	Media/Entertainment	L+8.25% (9.25%), 7/10/2023	9,177	8,961	459	—%
Dentalcorp Perfect Smile, ULC (a) (c) (k) 21 St Clair Ave E #11420 Toronto, ON M4T 1L9	Healthcare	L+7.50% (8.50%), 6/8/2026	10,139	10,065	10,098	0.8%
Dimora Brands, Inc. (c) (k) PO Box 779 Belle Mead, NJ 08502	Consumer	L+8.50% (9.50%), 8/25/2025	4,464	4,463	4,464	0.3%
Edelman Financial Services, LLC (a) (c) (j) 400 Legato Road 9th floor Fairfax, VA 22033	Financials	L+6.75% (6.89%), 7/20/2026	8,852	8,837	8,454	0.6%
Hyland Software, Inc. (h) 28500 Clemens Road Westlake, OH 44145	Technology	L+7.00% (7.75%), 7/7/2025	6,904	6,927	6,855	0.5%
ICP Industrial, Inc. (c) (k) 150 Dascomb Road Andover, MA 1810	Chemicals	L+8.25% (9.25%), 5/3/2024	5,588	5,587	5,155	0.4%
MLN US Holdco, LLC (a) (c) (h) (i) 350 Legget Drive, Kanata, ON K2K 2W7	Technology	L+8.75% (8.91%), 11/30/2026	3,000	2,954	1,992	0.2%
PetVet Care Centers, LLC (c) (h) 1 Gorham Island Westport, CT 06880	Healthcare	L+6.25% (6.40%), 2/13/2026	3,539	3,527	3,437	0.3%
PI US Holdco III, Ltd. (a) (c) (k) 35 Great St Helen’s London, EC3A 6AP	Financials	L+7.25% (8.25%), 12/22/2025	7,865	7,808	7,314	0.6%
ProAmpac, LLC (c) (k) 12025 Tricon Road Cincinnati, OH 45246	Paper & Packaging	L+8.50% (9.50%), 11/18/2024	3,352	3,351	3,251	0.2%
Project Boost Purchaser, LLC (c) (k) 11660 Alpharetta Highway Suite 210 Roswell, GA 30076	Business Services	L+8.00% (8.15%), 5/31/2027	1,848	1,848	1,791	0.1%
QuickBase, Inc. (c) 150 Cambridgepark Drive Cambridge, MA 02140	Technology	L+8.00% (8.15%), 4/2/2027	7,484	7,362	7,353	0.5%
Recess Holdings, Inc. (c) (h) 401 Chestnut Street Suite 410 Chattanooga TN 37402	Industrials	L+7.75% (8.75%), 9/29/2025	16,134	15,959	14,843	1.1%
Renaissance Holding Corp. (c) 901 Deming Way Suite 301 Madison, WI 53717	Software/Services	L+7.00% (7.15%), 5/29/2026	8,456	8,336	8,118	0.6%
River Cree Enterprises, LP (a) (c) (m) 300 East Lapotac Blvd Box 179 Enoch Alberta, AB T7X3Y3	Gaming/Lodging	10.00%, 5/17/2025	21,275	16,448	13,609	1.0%

SSH Group Holdings, Inc. (c) (h) 12930 Saratoga Ave Suite A2 Saratoga, CA 95070	Education	L+8.25% (8.47%), 7/30/2026	10,122	10,048	9,717	0.7%
St. Croix Hospice Acquisition Corp. (c) (k) 7200 Hudson Blvd Suite 230 Oakdale, MN 55128	Healthcare	L+8.75% (9.75%), 3/29/2024	2,056	1,996	2,056	0.2%
TIBCO Software, Inc. (k) 3307 Hillview Avenue Palo Alto, CA 94304	Technology	L+7.25% (7.40%), 3/3/2028	13,020	12,959	12,695	0.9%
Travelpro Products, Inc. (a) (c) (l) 700 Banyan Trail Boca Raton, FL 33431	Consumer	13.00%, 11/21/2022	2,492	2,491	2,024	0.2%
Travelpro Products, Inc. (a) (c) (l) (m) 700 Banyan Trail Boca Raton, FL 33431	Consumer	13.00%, 11/21/2022	2,885	2,215	1,760	0.1%
Vantage Mobility International, LLC (c) (l) (p) (t) 5202 S 28th Pl Phoenix, AZ 85040	Transportation	L+6.00% (7.00%), 9/9/2021	3,282	2,914	2,174	0.2%

Sub Total Senior Secured Second Lien Debt				$242,351	$210,911	15.7%

Subordinated Debt - 8.7% (b)
Captek Softgel International, Inc. (c) (l) (t) 16218 Arthur Street Cerritos, CA 90703	Health/Fitness	11.50%, 1/30/2023	$7,181	$7,071	$5,601	0.4%
Del Real, LLC (c) (l) (t) 1101 Messenger Lane, Moore, OK 73160	Food & Beverage	14.50%, 4/1/2023	3,509	3,131	2,961	0.2%
DoorDash, Inc. (c) (k) (l) 901 Market Street 6th Floor San Francisco, CA 94103	Technology	10.00%, 3/1/2025	23,738	23,441	24,094	1.8%
Gdb Debt Recovery Authority Of Commonwealth Puerto Rico (a) (l) Roberto Sánchez Vilella (Minillas) Government Center De Diego Ave. Stop 22 San Juan, PR 00907	Financials	7.50%, 8/20/2040	13,003	9,689	8,953	0.6%
HemaSource, Inc. (c) (k) (x) 4158 Nike Dr, West Jordan, UT 84088	Healthcare	11.00%, 1/1/2024	2,235	2,167	2,212	0.2%
Park Ave RE Holdings, LLC (c) (k) (l) (o) (w) 200 North Tryon St. Charlotte, NC 28202	Financials	13.00%, 12/31/2021	38,474	38,474	38,474	2.9%
PCX Aerostructures, LLC (c) (k) (l) (p) 300 Fenn Road Newington, CT 06111	Industrials	6.00%, 8/9/2021	7,995	6,182	9,719	0.7%
Siena Capital Finance, LLC (c) (k) (o) 9 W. Broad Street Stamford, CT 06902	Financials	12.50%, 5/15/2024	25,500	25,492	25,500	1.9%
Sub Total Subordinated Debt				$115,647	$117,514	8.7%

Collateralized Securities - 7.1% (b)
Collateralized Securities - Debt Investment
Avery Point CLO, Ltd. 15-6A E1 (a) (c) (k) 200 Clarendon Street Boston, MA 02116	Diversified Investment Vehicles	L+5.50% (5.75%), 8/6/2027	$3,500	$3,190	$2,700	0.2%
Babson CLO, Ltd. 16-2A ER (a) (c) PO Box 1093 Queensgate House South Church Street George Town, Grand Cayman K 1-1102	Diversified Investment Vehicles	L+6.50% (6.77%), 7/20/2028	2,650	2,393	2,397	0.2%
Ballyrock, Ltd. 16-1A ER (a) (c) Queensgate House 113 South Church Street George Town, Grand Cayman K 1-1102	Diversified Investment Vehicles	L+6.95% (7.23%), 10/16/2028	2,600	2,295	2,343	0.2%
Catamaran CLO, Ltd. 16-1A D (a) (c) (k) PO Box 1093 Queensgate House 113 South Church Street Grand Cayman, George Town, KY1-1102	Diversified Investment Vehicles	L+6.65% (6.92%), 1/18/2029	7,250	7,070	6,387	0.5%
Cedar Funding, Ltd. 14-4A ER (a) (c) 465 Tyler Street Monterey, CA 93940	Diversified Investment Vehicles	L+6.36% (6.62%), 7/23/2030	2,500	2,207	2,283	0.2%
CIFC Funding, Ltd. 15-5A DR (a) (c) P.O. Box 1093 Boundary Hall Cricket Square Grand Cayman, KY1-1102	Diversified Investment Vehicles	L+5.55% (5.79%), 10/25/2027	3,000	2,648	2,585	0.2%
Crown Point CLO, Ltd. 2019-8A E (a) (c) (k) Cayman Corporate Centre, 27 Hospital Road George Town, Grand Cayman, KY1-9008	Diversified Investment Vehicles	L+7.10% (7.37%), 10/20/2032	4,000	3,807	3,706	0.3%
Dryden Senior Loan Fund 17-49A E (a) (c) (k) PO Box 1093 Boundary Hall Cricket Square Grand Cayman, KY1-1102	Diversified Investment Vehicles	L+6.30% (6.57%), 7/18/2030	3,000	2,898	2,681	0.2%
Dryden Senior Loan Fund 2014-36A ER2 (a) (c) (k) PO Box 1093 Boundary Hall Cricket Square Grand Cayman, KY1-1102	Diversified Investment Vehicles	L+6.88% (7.16%), 4/15/2029	2,000	1,951	1,777	0.1%
Eaton Vance CDO, Ltd. 15-1A FR (a) (c) (k) C Clifton House, 75 Fort Street, PO Box 1350 George Town, Grand Cayman, KY1-1108	Diversified Investment Vehicles	L+7.97% (8.24%), 1/20/2030	2,000	1,814	1,507	0.1%
Greywolf CLO, Ltd. 20-3RA ER (a) (c) (k) 4 Manhattanville Road, Suite 201 Purchase, NY 10577	Diversified Investment Vehicles	L+8.74% (9.00%), 4/15/2033	1,000	933	725	0.1%
Highbridge Loan Management, Ltd. 11A-17 E (a) (c) Queensgate House South Church Street PO BOX 1093 George Town, Grand Cayman, KY1-1102	Diversified Investment Vehicles	L+6.10% (6.35%), 5/6/2030	3,000	2,522	2,520	0.2%
ICG US CLO, Ltd. 15-2RA D (a) (c) (k) 71 Fort Street, P.O. Box 500 Grand Cayman, KY1-1106	Diversified Investment Vehicles	L+6.99% (7.26%), 1/17/2033	1,500	1,429	1,088	0.1%

Jamestown CLO, Ltd. 17-10A D (a) (c) Clifton House, 75 Fort Street PO Box 1350 Grand Cayman KY1-1108, Cayman Islands	Diversified Investment Vehicles	L+6.70% (6.97%), 7/17/2029	1,200	971	1,013	0.1%
LCM, Ltd. Partnership 16A ER2 (a) (c) (k) 399 Park Avenue, 22nd Floor New York, NY 10022	Diversified Investment Vehicles	L+6.38% (6.66%), 10/15/2031	2,500	2,319	2,160	0.2%
Madison Park Funding, Ltd. 14-13A ER (a) (c) 1 Madison Ave New York, NY 10010	Diversified Investment Vehicles	L+5.75% (6.02%), 4/19/2030	2,500	2,018	2,122	0.1%
NewStar Arlington Senior Loan Program, LLC 14-1A FR (a) (c) (k) (p) (t) 500 Boylston Street Suite 1250 Boston, MA 02116	Diversified Investment Vehicles	L+11.00% (11.24%), 4/25/2031	4,750	4,554	3,496	0.2%
Newstar Fairfield Fund CLO, Ltd. 2015-1RA F (a) (c) (k) (p) (t) 500 Boylston St. Boston, MA 02116	Diversified Investment Vehicles	L+7.50% (7.77%), 1/20/2027	10,728	9,626	5,002	0.4%
OCP CLO, Ltd. 14-5A DR (a) (c) (k) Clifton House 75 Fort Street George Town, KY1-1108	Diversified Investment Vehicles	L+5.70% (5.94%), 4/26/2031	2,200	2,069	1,897	0.1%
Regatta II Funding, LP 13-2A DR2 (a) (c) PO Box 1093 Queensgate House, South Church Street George Town, Grand Cayman, KY1-1102	Diversified Investment Vehicles	L+6.95% (7.23%), 1/15/2029	2,000	1,783	1,783	0.1%
Regatta IX Funding, Ltd. 17-1A E (a) (c) Clifton House, 75 Fort Street PO Box 1350 George Town, Grand Cayman, KY1-1108	Diversified Investment Vehicles	L+6.00% (6.27%), 4/17/2030	2,000	1,776	1,802	0.1%
Sound Point CLO, Ltd. 16-1A ER (a) (c) PO Box 1093 Queensgate House South Church Street George Town, KY1-1102	Diversified Investment Vehicles	L+5.25% (5.52%), 7/20/2028	3,750	3,054	3,195	0.2%
Sound Point CLO, Ltd. 16-3A E (a) (c) PO Box 1093 Queensgate House South Church Street George Town, KY1-1102	Diversified Investment Vehicles	L+6.65% (6.91%), 1/23/2029	2,500	2,124	2,123	0.1%
Sound Point CLO, Ltd. 17-1A E (a) (c) (k) PO Box 1093 Queensgate House South Church Street George Town, KY1-1102	Diversified Investment Vehicles	L+5.96% (6.22%), 1/23/2029	4,000	3,781	3,038	0.2%
Sound Point CLO, Ltd. 18-3A D (a) (c) (k) PO Box 1093 Queensgate House South Church Street George Town, KY1-1102	Diversified Investment Vehicles	L+5.79% (6.03%), 10/26/2031	1,000	915	780	0.1%
Sound Point CLO, Ltd. 2015-3A ER (a) (c) (k) PO Box 1093 Queensgate House South Church Street George Town, KY1-1102	Diversified Investment Vehicles	L+5.25% (5.52%), 1/20/2028	2,000	1,892	1,711	0.1%

Symphony CLO, Ltd. 2012-9A ER2 (a) (c) (k) 100 Park Ave #2201 New York, NY 10017	Diversified Investment Vehicles	L+6.95% (7.22%), 7/16/2032	3,000	2,946	2,270	0.2%
TCW CLO 2019-1 AMR, Ltd. 19-1A F (a) (c) (k) PO Box 1093, Queensgate House Grand Cayman, George Town, KY1-1102	Diversified Investment Vehicles	L+8.67% (8.95%), 2/15/2029	2,500	2,404	2,040	0.1%
Tralee CLO, Ltd. 13-1A DR (a) (c) 50 Tice Blvd., 3rd Floor Woodcliff Lake, New Jersey 07677	Diversified Investment Vehicles	L+4.18% (4.45%), 7/20/2029	2,500	2,300	2,138	0.2%
Whitehorse, Ltd. 2014-1A E (a) (c) (p) 200 Crescent Court Dallas, TX 75201	Diversified Investment Vehicles	L+4.55% (4.80%), 5/1/2026	8,000	7,843	3,868	0.3%
Zais CLO 13, Ltd. 19-13A D1 (a) (c) (k) PO Box 1093 Queensgate House, South Church Street George Town, Grand Cayman, KY1-1102	Diversified Investment Vehicles	L+4.52% (4.80%), 7/15/2032	3,000	2,863	2,466	0.2%
Collateralized Securities - Equity Investment (n)						—%
Figueroa CLO, Ltd. 2014-1A Side Letter (a) (c) 865 South Figueroa St. Los Angeles, CA 90017	Diversified Investment Vehicles	0.00%, 1/15/2027	$2,986	$260	—	—%
MidOcean Credit CLO 2013-2A INC (a) (c) (p) (v) 320 Park Ave., Suite 1600 New York, NY 10022	Diversified Investment Vehicles	0.00%, 1/29/2030	37,600	15,829	4,038	0.3%
NewStar Arlington Senior Loan Program, LLC 14-1A SUB (a) (c) (k) (p) (v) 500 Boylston Street Suite 1250 Boston, MA 02116	Diversified Investment Vehicles	0.00%, 4/25/2031	31,603	19,121	16,105	1.2%
Newstar Fairfield Fund CLO, Ltd. 2015-1RA SUB (a) (c) (p) (v) 500 Boylston St. Boston, MA 02116	Diversified Investment Vehicles	0.00%, 1/20/2027	31,575	6,285	—	—%
OFSI Fund, Ltd. 2014-6A Side Letter (a) (c) 2850 West Golf Road Rolling Meadows, IL 60008	Diversified Investment Vehicles	0.00%, 3/20/2025	1,970	263	—	—%
Whitehorse, Ltd. 2014-1A Side Letter (a) (c) (p) 200 Crescent Court Dallas, TX 75201	Diversified Investment Vehicles	0.00%, 5/1/2026	1,886	134	—	—%
Whitehorse, Ltd. 2014-1A SUB (a) (c) (p) (v) 200 Crescent Court Dallas, TX 75201	Diversified Investment Vehicles	0.00%, 5/1/2026	36,000	6,965	—	—%
Sub Total Collateralized Securities				$139,252	$95,746	7.1%

Equity/Other - 16.9% (b) (d)
Aden & Anais Holdings, Inc. (c) (e) (x) 178 N 9th St Brooklyn, NY 11211	Retail		$4,470	—	—	—%
Answers Corp. (c) (e) (p) 6665 Delmar, Suite 3000 St Louis, MO 63130	Media/Entertainment		908,911	11,361	727	0.1%
Baker Hill Acquisition, LLC (c) € 1320 City Center Drive Suite 300 Carmel, IN 46032	Financials		22,653	—	—	—%

Black Mountain Sand, LLC (c) (e) (u) 12526 High Bluff Drive Suite 160 San Diego, CA 92130	Energy		55,463	—	3	—%
Capstone Nutrition Development, LLC (c) (e) (p) (u) 900 S. Depot Drive Ogden, UT 84404	Consumer		47,883	4,468	5,119	0.4%
Captek Softgel International, Inc. (c) (e) (x) 16218 Arthur Street Cerritos, CA 90703	Health/Fitness		8,498	942	—	—%
Clover Technologies Group, LLC (c) (e) (j) 700 E Dayton Rd, Ottawa, IL 61350	Industrials		2,753	275	425	—%
Clover Technologies Group, LLC (c) (e) (j) 700 E Dayton Rd, Ottawa, IL 61350	Industrials		180,274	1,153	20	—%
CRD Holdings, LLC (c) (o) (u) 5808 Sepulveda Blvd. Suite 502 Van Nuys, CA 91411	Energy	9%	52,285,603	21,537	23,055	1.7%
CRS-SPV, Inc. (c) (e) (k) (o) 9780 Ormsby Station Rd Louisville, KY 40223	Industrials		246	2,219	1,393	0.1%
Danish CRJ, Ltd. (a) (c) (e) (p) (r) Fitzwilliam Hall, Fitzwilliam Place Dublin, 2, Ireland	Transportation		5,002	—	—	—%
Data Source Holdings, LLC (c) € 1400 Universal Avenue Kansas City, MO 64120	Business Services		10,617	140	203	—%
Del Real, LLC (c) (e) (u) 1101 Messenger Lane Moore, OK 73160	Food & Beverage		670,510	382	—	—%
Dyno Acquiror, Inc. (c) (e) 2626 Glenwood Ave Ste 550 Raleigh NC 27608	Consumer		134,102	58	80	—%
First Eagle Greenway Fund II, LLC (a) (k) (p) 100 Federal St. Boston, MA 02110	Diversified Investment Vehicles		5,329	5,329	1,771	0.1%
Foresight Energy Operating, LLC (c) (e) (p) (u) One Metropolitan Square 211 North Broadway Suite 2600 St. Louis, MO 63102	Industrials		158,093	2,087	2,116	0.2%
HemaSource, Inc. (c) (e) (x) 4158 Nike Dr West Jordan, UT 84088	Healthcare		223,503	168	212	—%
ICP Industrial, Inc. (c) (e) 150 Dascomb Road Andover, MA 1810	Chemicals		288	279	389	—%
Integrated Efficiency Solutions, Inc. (c) (e) 750 MD Route 3 South Suite 19 Gambrills, MD 21054	Industrials		53,215	56	—	—%
Integrated Efficiency Solutions, Inc. (c) (e) 750 MD Route 3 South, Suite 19 Gambrills, MD 21054	Industrials		2,975	3	—	—%

Internap Corp (c) (e) (p) 250 Williams Street, Suite E-100 Atlanta, GA 30303	Business Services		1,293,189	543	1,611	0.1%
Jakks Pacific, Inc. (c) (e) (p) 2951 28th Street Santa Monica, CA 90405	Consumer		3,389	102	402	—%
Jakks Pacific, Inc. (e) (p) (s) 2951 28th Street Santa Monica, CA 90405	Consumer		9,884	41	38	—%
Kahala Ireland OpCo Designated Activity Company (a) (c) (e) (o) (z) Fitzwilliam Hall, Fitzwilliam Place Dublin, 2, Ireland	Transportation		1	—	51,952	3.9%
Kahala Ireland OpCo Designated Activity Company (a) (c) (e) (o) (z) Fitzwilliam Hall, Fitzwilliam Place Dublin, 2, Ireland	Transportation		3,250,000	2,797	3,250	0.3%
Kahala US OpCo, LLC (a) (c) (e) (o) (aa) Fitzwilliam Hall, Fitzwilliam Place Dublin, 2, Ireland	Transportation	13%	4,413,472	—	—	—%
KidKraft, Inc. (c) (e) (u) 4630 Olin Road Dallas, TX 75244	Consumer		2,682,257	—	—	—%
KMTEX, LLC (c) (e) (o) (u) 2450 S Gulfway Dr Port Arthur, TX 77640	Chemicals		4,162,000	2,793	6,451	0.5%
KMTEX, LLC (c) (e) (o) (u) 2450 S Gulfway Dr Port Arthur, TX 77640	Chemicals		442,000	—	—	—%
Lakeview Health Holdings, Inc. (c) (e) 1900 corporate Square Blvd Jacksonville, FL 32216	Healthcare		447	—	—	—%
MGTF Holdco, LLC (c) (e) (o) (u) Steel City Media Suite 2200 650 Smithfield Street Pittsburgh, PA 15222	Media/Entertainment		402,000	—	—	—%
Mood Media Corp. (c) (e) (p) 1703 West Fifth Street, Suite 600 Austin, TX 78703	Media/Entertainment		4,621,109	2,713	4,383	0.3%
Motor Vehicle Software Corp. (c) (x) 29901 Agoura Rd Agoura Hills, CA 91301	Business Services		223,503	318	201	—%
New Constellis Holdings Inc. (c) (e) 12018 Sunrise Valley Drive, Suite 140 Reston, Virginia 20191	Business Services		2,316	67	67	—%
NMFC Senior Loan Program I, LLC (a) (o) 787 7th Avenue New York, NY 10019	Diversified Investment Vehicles		50,000	50,000	43,280	3.2%
Nomacorc, LLC (c) (e) (u) 400 Vintage Park Drive Zebulon, NC 27597	Industrials		356,816	56	80	—%
Park Ave RE Holdings, LLC (c) (e) (k) (o) (w) 200 North Tryon St. Charlotte, NC 28202	Financials		719	2,415	1,812	0.1%
PCX Aerostructures, LLC (c) (e) (p) 300 Fenn Road Newington, CT 06111	Industrials		27,250	—	—	—%

PCX Aerostructures, LLC (c) (e) (p) 300 Fenn Road Newington, CT 06111	Industrials	1,356	—	—	—%
PCX Aerostructures, LLC (c) (e) (p) 300 Fenn Road Newington, CT 06111	Industrials	315	—	437	—%
PennantPark Credit Opportunities Fund II, LP (a) (p) 590 Madison Avenue New York, NY 10022	Diversified Investment Vehicles	8,739	8,739	9,083	0.7%
PT Network, LLC (c) (e) (u) 501 Fairmount Avenue Towson, MD 21286	Healthcare	3	—	—	—%
RMP Group, Inc. (c) (u) 6000 Metrowest Blvd, Suite 208 Orlando, FL 32835	Financials	223	164	299	—%
Schweiger Dermatology Group, LLC (c) (e) (u) 156 West 56th Street, Suite 1003 New York, NY 10019	Healthcare	265,024	—	—	—%
Siena Capital Finance, LLC (c) (k) (o) 9 W. Broad Street Stamford, CT 06902	Financials	35,839,400	36,548	31,538	2.3%
Skillsoft Corp. (c) (e) (j) 364 Evergreen Skills Rd. Laurens, SC 29360	Technology	39,794	4,993	4,995	0.4%
Smile Brands, Inc. (c) (e) 100 Spectrum Center Dr #1500 Irvine, CA 92618	Healthcare	712	815	797	0.1%
Squan Holding Corp. (c) (e) 329 Harold Avenue Englewood, NJ 07631	Telecom	180,835	—	—	—%
St. Croix Hospice Acquisition Corp. (c) (e) 7200 Hudson Blvd, Suite 230 Oakdale, MN 55128	Healthcare	112	—	173	—%
St. Croix Hospice Acquisition Corp. (c) (e) 7200 Hudson Blvd, Suite 230 Oakdale, MN 55128	Healthcare	112	64	142	—%
SYNACOR, Inc. (e) (s) 40 La Riviere Drive, Suite 300 Bufffalo, NY 14202	Technology	59,785	—	90	—%
Tap Rock Resources, LLC (c) (e) (g) (p) (u) Tap Rock Resources 602 Park Point Drive, Suite 200 Golden, CO 80401	Energy	18,356,442	13,328	14,760	1.1%
Tax Advisors Group, LLC (c) (u) 12400 Coit Road, Suite 960 Dallas TX 75251	Financials	86	609	755	0.1%
Tax Defense Network, LLC (c) (e) (p) 900 Southside Boulevard Jacksonville, FL 32256	Consumer	147,099	425	—	—%
Tax Defense Network, LLC (c) (e) (p) 900 Southside Boulevard Jacksonville, FL 32256	Consumer	633,382	—	—	—%
Team Waste, LLC (c) (p) (u) 850 Wingo Rd Byhalia, MS 38611	Industrials	128,483	2,569	2,570	0.2%
Tennenbaum Waterman Fund, LP (a) (k) (p) 2951 28th St. Santa Monica, CA 90405	Diversified Investment Vehicles	10,000	10,000	9,321	0.7%

Travelpro Products, Inc. (a) (c) (e) 700 Banyan Trail Boca Raton, FL 33431	Consumer	447,007	506	—	—%
United Biologics, LLC (c) (e) (u) 100 Northeast Loop 410 Suite 200 San Antonio, TX 78216	Healthcare	4,206	31	15	—%
United Biologics, LLC (c) (e) (u) 100 Northeast Loop 410 Suite 200 San Antonio, TX 78216	Healthcare	3,155	—	—	—%
United Biologics, LLC (c) (e) (u) 100 Northeast Loop 410 Suite 200 San Antonio, TX 78216	Healthcare	99,236	—	—	—%
United Biologics, LLC (c) (e) (u) 100 Northeast Loop 410 Suite 200 San Antonio, TX 78216	Healthcare	39,769	132	21	—%
United Biologics, LLC (c) (e) (u) 100 Northeast Loop 410 Suite 200 San Antonio, TX 78216	Healthcare	223	35	9	—%
USASF Holdco, LLC (c) (e) (u) 2705 Atlanta Hwy Athens, GA 30606	Financials	10,000	10	—	—%
USASF Holdco, LLC (c) (e) (u) 2705 Atlanta Hwy Athens, GA 30606	Financials	490	490	228	—%
USASF Holdco, LLC (c) (e) (u) 2705 Atlanta Hwy Athens, GA 30606	Financials	139	139	694	0.1%
Vantage Mobility International, LLC (c) (e) (p) 5202 S 28th Pl Phoenix, AZ 85040	Transportation	1,468,221	—	—	—%
Vantage Mobility International, LLC (c) (e) (p) 5202 S 28th Pl Phoenix, AZ 85040	Transportation	391,131	—	—	—%
Vantage Mobility International, LLC (c) (e) (p) 5202 S 28th Pl Phoenix, AZ 85040	Transportation	3,280,908	3,140	—	—%
Women’s Marketing, Inc. (c) € 1221 Post Rd E Suite 201 Westport, CT 06880	Media/Entertainment	3,643	—	—	—%
World Business Lenders, LLC (c) (e) 101 Hudson St Jersey City, NY 07302	Financials	922,669	3,750	2,168	0.2%
WPNT, LLC (c) (e) (o) (u) Steel City Media Suite 2200 650 Smithfield Street Pittsburgh, PA 15222	Media/Entertainment	402,000	—	—	—%
WSO Holdings, LP (c) (e) 101 Hudson St Jersey City, NY 07302	Food & Beverage	698	280	208	—%
Wythe Will Tzetzo, LLC (c) (e) (u) 100 Pirson Parkway Tonawanda, NY 14150	Food & Beverage	22,312	302	—	—%
YummyEarth Inc. (c) (e) 9 West Broad Street Suite #440 Stamford CT 06902	Food & Beverage	223	—	—	—%
Sub Total Equity/Other			$199,371	$227,343	16.9%

TOTAL INVESTMENTS - 164.2% (b)			$2,370,574	$2,210,751	164.2%

(a)	All of the Company's investments, except the investments noted by this footnote, are qualifying assets under Section 55(a) of the Investment Company Act of 1940, as amended (the "1940 Act"). Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company's total assets. Qualifying assets represent 81.9% of the Company's total assets. The significant majority of all investments held are deemed to be illiquid.

(b)	Percentages are based on net assets as of September 30, 2020.

(c)	The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's Board of Directors as required by the 1940 Act. Such investments are valued using significant unobservable inputs (See Note 3 to the consolidated financial statements).

(d)	All amounts are in thousands except share amounts.

(e)	Non-income producing at September 30, 2020.

(f)	The Company has various unfunded commitments to portfolio companies. Please refer to Note 7 - Commitments and Contingencies for details of these unfunded commitments.

(g)	The commitment related to this investment is discretionary.

(h)	The Company's investment or a portion thereof is pledged as collateral under the JPM Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(i)	The Company's investment or a portion thereof is pledged as collateral under the Wells Fargo Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(j)	The Company's investment or a portion thereof is pledged as collateral under the Citi Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(k)	The Company's investment or a portion thereof is pledged as collateral under the MassMutual Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.
(l)	For the three months ended September 30, 2020, the following investments paid or have the option to pay all or a portion of interest and dividends via payment-in-kind (“PIK”):

September 30, 2020

(Unaudited)

Portfolio Company	Investment Type	Cash	PIK	All-in Rate	PIK earned for the three months ended September 30, 2020
Black Mountain Sand, LLC	Senior Secured First Lien Debt	12.50%	—%	12.50%	$—
Boston Market Corp.	Senior Secured First Lien Debt	—%	5.00%	5.00%	—
CCW, LLC	Senior Secured First Lien Debt	—%	9.00%	9.00%	—
CCW, LLC	Senior Secured First Lien Debt	—%	9.00%	9.00%	—
CDHA Holdings, LLC	Senior Secured First Lien Debt	6.75%	1.00%	7.75%	1
CDHA Holdings, LLC	Senior Secured First Lien Debt	7.25%	1.00%	8.25%	3
CDHA Holdings, LLC	Senior Secured First Lien Debt	7.25%	1.00%	8.25%	40
Foresight Energy Operating, LLC	Senior Secured First Lien Debt	—%	9.50%	9.50%	10
Gold Standard Baking, Inc.	Senior Secured First Lien Debt	7.50%	2.00%	9.50%	16
Integral Ad Science, Inc.	Senior Secured First Lien Debt	7.00%	1.25%	8.25%	49
Integrated Efficiency Solutions, Inc.	Senior Secured First Lien Debt	8.00%	3.00%	11.00%	41
Internap Corp.	Senior Secured First Lien Debt	4.00%	3.50%	7.50%	36
Jakks Pacific, Inc.	Senior Secured First Lien Debt	8.00%	2.50%	10.50%	—
Kahala Ireland OpCo Designated Activity Company	Senior Secured First Lien Debt	13.00%	—%	13.00%	—
KidKraft, Inc.	Senior Secured First Lien Debt	—%	7.00%	7.00%	—
KMTEX, LLC	Senior Secured First Lien Debt	—%	6.25%	6.25%	—
KMTEX, LLC	Senior Secured First Lien Debt	—%	6.25%	6.25%	58
KMTEX, LLC	Senior Secured First Lien Debt	—%	6.25%	6.25%	13
Lakeland Tours, LLC	Senior Secured First Lien Debt	7.25%	6.00%	13.25%	199
Lakeland Tours, LLC	Senior Secured First Lien Debt	7.25%	6.00%	13.25%	—
Lakeland Tours, LLC	Senior Secured First Lien Debt	2.75%	6.00%	8.75%	—
Lakeland Tours, LLC	Senior Secured First Lien Debt	2.75%	6.00%	8.75%	—
Lakeland Tours, LLC	Senior Secured First Lien Debt	—%	13.25%	13.25%	—
Lakeview Health Holdings, Inc.	Senior Secured First Lien Debt	—%	9.75%	9.75%	—
Lakeview Health Holdings, Inc.	Senior Secured First Lien Debt	—%	9.75%	9.75%	—
LightSquared, LP	Senior Secured First Lien Debt	12.75%	—%	12.75%	156
Medical Depot Holdings, Inc.	Senior Secured First Lien Debt	8.50%	2.00%	10.50%	97
Mood Media Corp.	Senior Secured First Lien Debt	8.25%	2.00%	10.25%	—
Mood Media Corp.	Senior Secured First Lien Debt	8.25%	2.00%	10.25%	—
PGX Holdings, Inc.	Senior Secured First Lien Debt	6.25%	4.25%	10.50%	—
PT Network, LLC	Senior Secured First Lien Debt	6.73%	2.00%	8.73%	86
Resco Products, Inc.	Senior Secured First Lien Debt	7.00%	2.00%	9.00%	—
Squan Holding Corp.	Senior Secured First Lien Debt	8.00%	1.00%	9.00%	28
Tax Defense Network, LLC	Senior Secured First Lien Debt	—%	10.00%	10.00%	—
Tax Defense Network, LLC	Senior Secured First Lien Debt	—%	10.00%	10.00%	—
Tax Defense Network, LLC	Senior Secured First Lien Debt	—%	10.00%	10.00%	—
Trademark Global, LLC	Senior Secured First Lien Debt	9.00%	2.00%	11.00%	17
Travelpro Products, Inc.	Senior Secured Second Lien Debt	11.00%	2.00%	13.00%	75
Travelpro Products, Inc.	Senior Secured Second Lien Debt	11.00%	2.00%	13.00%	64
Vantage Mobility International, LLC	Senior Secured Second Lien Debt	—%	7.00%	7.00%	—
Captek Softgel International, Inc.	Subordinated Debt	10.00%	1.50%	11.50%	—
Del Real, LLC	Subordinated Debt	12.50%	2.00%	14.50%	—
DoorDash, Inc.	Subordinated Debt	—%	10.00%	10.00%	566
Gdb Debt Recovery Authority Of Commonwealth Puerto Rico	Subordinated Debt	7.50%	—%	7.50%	—
Park Ave RE Holdings, LLC	Subordinated Debt	13.00%	—%	13.00%	1,237
PCX Aerostructures, LLC	Subordinated Debt	6.00%	—%	6.00%	—
Total					$2,792

(m)	The principal amount (par amount) is denominated in Canadian Dollars or CAD.

(n)	For equity investments in Collateralized Securities, the effective yield is presented in place of the investment coupon rate for each investment. Refer to footnote (v) for a further description of an equity investment in a Collateralized Security.

(o)	The provisions of the 1940 Act classify investments based on the level of control that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be "non-controlled" when the Company owns 25% or less of the portfolio company's voting securities and/or does not have the power to exercise control over the management or policies of such portfolio company. A company is generally presumed to be "controlled" when the Company owns more than 25% of the portfolio company's voting securities and/or has the power to exercise control over the management or policies of such portfolio company. The Company classifies this investment as "controlled".

(p)	The provisions of the 1940 Act classify investments further based on the level of ownership that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as "non-affiliated" when the Company owns less than 5% of a portfolio company's voting securities and "affiliated" when the Company owns 5% or more of a portfolio company's voting securities. The Company classifies this investment as "affiliated".

(q)	Unless otherwise indicated, all investments in the consolidated schedule of investments are non-affiliated, non-controlled investments.

(r)	The Company's investment is held through the Consolidated Holding Company, Kahala Aviation Holdings, LLC, which owns 49% of the operating company, Danish CRJ LTD.

(s)	The investment is not a restricted security. All other securities are restricted securities.

(t)	The investment is on non-accrual status as of September 30, 2020.

(u)	Investments are held in the taxable wholly-owned, consolidated subsidiary, 54th Street Equity Holdings, Inc.

(v)	The Collateralized Securities - subordinated notes are treated as equity investments and are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund’s securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.

(w)	The Company's investment is held through the consolidated subsidiary, Park Ave RE, Inc., which owns 100% of the equity of the operating company, Park Ave RE Holdings, LLC.

(x)	The investment is held through BSP TCAP Acquisition Holdings LP which, as further outlined in Note 1, is an affiliated acquisition entity utilized for the Triangle Transaction. Due to certain restrictions, such as limits on the number of partners allowable within the equity structures of the newly acquired investments, these investments are still held within the acquisition entity as of September 30, 2020.

(y)	The majority of the investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate ("LIBOR" or "L") or Prime ("P") and which reset daily, monthly, quarterly, or semiannually. For each, the Company has provided the spread over LIBOR or Prime and the current interest rate in effect at September 30, 2020. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable.

(z)	The Company's investment is held through the consolidated subsidiary, Kahala Aviation Holdings, LLC, which owns 100% of the equity of the operating company, Kahala Ireland OpCo Designated Activity Company.

(aa)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala Aviation US, Inc. which own 100% of the equity of the operating company, Kahala US OpCo LLC.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors. The responsibilities of the Board of Directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. The Board of Directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee, and may establish additional committees from time to time as necessary. Each director will serve until annual meeting of stockholders and until his or her successor is duly elected and qualifies. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director will be removed.

A vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director may be filled only by a vote of a majority of the remaining directors.

Board of Directors and Executive Officers

A majority of our Board of Directors are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Directors are divided into three classes as nearly equal in number as possible, whose terms of office expire in successive years over every three year period. Our Board of Directors currently consists of six directors as set forth below.

Class I	Class II	Class III
(To Serve Until the	(To Serve Until the	(To Serve Until the
Annual Meeting of	Annual Meeting of	Annual Meeting of
Stockholders in 2021)	Stockholders in 2022)	Stockholders in 2023)

Richard J. Byrne	Edward G. Rendell (2)(3)	Ronald J. Kramer (1)(2)
Lee S. Hillman (1)(3)	Dennis M. Schaney (2)(3)	Leslie D. Michelson (1)(2)

(1)	Member of Audit Committee of the Board of Directors (the “Audit Committee”).

(2)	Member of Nominating and Corporate Governance Committee of the Board of Directors (the “Nominating and Corporate Governance Committee”).

(3)	Member of Compensation Committee of the Board of Directors (the “Compensation Committee”).

Successive classes of directors are elected annually by our stockholders, and there is no limit on the number of times a director may be elected to office. Each director serves until the third annual meeting of stockholders subsequent to the one at which he or she is elected or (if longer) until his or her successor is duly elected and qualifies. The Charter and bylaws provide that the number of directors will be fixed by a resolution of the Board of Directors; provided, however, that there must be at least one (1) director and no greater than fifteen (15). We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under Section 402 of the Sarbanes-Oxley Act of 2002.

Directors

Information regarding our Board of Directors is set forth below. We have divided the directors into two groups — independent directors and interested directors.

Name	Age	Director Since	Expiration of Current Term
Interested Directors
Richard J. Byrne	59	2016	2021 Annual Meeting
Independent Directors
Lee S. Hillman	65	2017	2021 Annual Meeting
Ronald J. Kramer	62	2016	2022 Annual Meeting
Leslie D. Michelson	70	2011	2022 Annual Meeting
Edward G. Rendell	77	2011	2022 Annual Meeting
Dennis M. Schaney	64	2017	2022 Annual Meeting

Executive Officers and Chief Compliance Officer

The following persons serve as our executive officers and Chief Compliance Officer:

Name	Age	Position(s) Held with the Company	Officer Since
Richard J. Byrne	59	Chairman, Chief Executive Officer and President	November 2016
Nina K. Baryski	36	Chief Financial Officer and Treasurer	May 2019
Leeor P. Avigdor	39	Secretary	November 2016
Guy F. Talarico	65	Chief Compliance Officer	February 2016

The address for each director and officer of the Company is c/o Business Development Corporation of America, 9 West 57th Street, 49th Floor, Suite 4920, New York, NY 10019.

Biographical Information

Interested Directors:

Richard J. Byrne has served as chairman of the Board of Directors, Chief Executive Officer and President of the Company since November 2016. Mr. Byrne is President of BSP and Chairman and CEO of Benefit Street Partners Realty Trust, Inc. Since March 2020, Mr. Byrne has been a director of Franklin BSP Capital Corporation. Prior to joining BSP in April 2013, Mr. Byrne was Chief Executive Officer of Deutsche Bank Securities, Inc. He was also the Global Co-Head of Capital Markets at Deutsche Bank. Before joining Deutsche Bank, Mr. Byrne was Global Co-Head of the Leveraged Finance Group and Global Head of Credit Research at Merrill Lynch & Co. He was also a perennially top-ranked credit analyst. Mr. Byrne earned an M.B.A. from the Kellogg School of Management at Northwestern University and a B.A. from Binghamton University. Mr. Byrne is a member of the Boards of Directors of MFA Financial, Inc. (NYSE: MFA), Wynn Resorts, Limited (NASDAQ: WYNN) and New York Road Runners.

We believe that Mr. Byrne’s current and prior experience as a director and/or executive officer of the companies described above and his extensive knowledge of the financial services industry and the capital markets make him well qualified to serve as a member of our Board of Directors.

Independent Directors:

Lee S. Hillman has served as an independent director of the Company since February 2017. Mr. Hillman has served as President of Liberation Advisory Group, a private management consulting firm, since 2003. Mr. Hillman has also served as Chief Executive Officer of Performance Health Systems, LLC, an early-stage business distributing Power PlateTM and bioDensity ® branded, specialty health and exercise equipment since 2012, and its predecessor since 2009. Since March 2020, Mr. Hillman has been a director of Franklin BSP Capital Corporation. From February 2006 to May 2008, Mr. Hillman served as Executive Chairman and Chief Executive Officer of Power Plate International (“Power Plate”) and from 2004 through 2006 as CEO of Power Plate North America. Previously, from 1996 through 2002, Mr. Hillman was CEO of Bally Total Fitness Corporation, then the world’s largest fitness membership club business. Mr. Hillman currently serves as a member of the board of directors of Lawson Products, Inc. where he serves as the lead independent director and member of its Audit Committee and Financial Strategies Committee as well as chair of its Compensation Committee. He also serves as a board member and member of the Audit, Compensation and Nominating/Governance Committees of HC2 Holdings, Inc. and as trustee and member of the Audit Committee of Adelphia Recovery Trust. Previously he has served as a member of the Board of Directors of HealthSouth Corporation, Wyndham International, RCN Corporation (where he was Chairman of the Board), Bally Total Fitness Corporation (where he was Chairman of the Board) and Professional Diversity Network. Mr. Hillman holds a B.S. in Finance and Accounting from the Wharton School of the University of Pennsylvania and an M.B.A. in Finance and Accounting from the Booth School of Business of the University of Chicago. Mr. Hillman is a Certified Public Accountant and former audit partner with Ernst & Young.

We believe that Mr. Hillman’s experience as a director or executive officer of the companies described above make him well qualified to serve as a member of our Board of Directors.

Ronald J. Kramer was elected as an independent director of the Company in October 2016. He has served as the Chief Executive Officer of Griffon Corporation (NYSE:GFF) since April 2008, as Chairman of the Board of Griffon Corporation from January 2018, and as a director of Griffon Corporation since 1993. Griffon Corporation is a diversified holding company with a portfolio of businesses in the following industries: home and building products, specialty plastic films and defense electronics. Since March 2020, Mr. Kramer has been a director of Franklin BSP Capital Corporation. From 2002 through March 2008, he was President and a director of Wynn Resorts, Ltd. (NASDAQ:WYNN), a developer, owner and operator of destination casino resorts. From 1999 to 2001, Mr. Kramer was a Managing Director at Dresdner Kleinwort Wasserstein, an investment banking firm, and its predecessor Wasserstein Perella & Co. He was formerly a member of the Board of Directors of Leap Wireless International, Inc. (formerly NASDAQ:LEAP), Monster Worldwide, Inc. (NYSE:MWW) and Sapphire Industrials Corporation (formerly AMEX:FYR). Mr. Kramer holds a BS degree from the Wharton School of the University of Pennsylvania and an MBA from New York University.

We believe that Mr. Kramer’s experience as a director or executive officer of the companies described above make him well qualified to serve as a member of our Board of Directors.

Leslie D. Michelson has served as an independent director of the Company since January 2011, including as lead independent director since February 2016. Mr. Michelson has served as an independent director of Healthcare Trust, Inc. (“HTI”) since December 2015, including as non-executive chair since October 2016. Mr. Michelson has served as an independent director of American Finance Trust, Inc. (“AFIN”) since February 2017. Since March 2020, Mr. Michelson has been a director of Franklin BSP Capital Corporation.

Mr. Michelson previously served as an independent director of American Realty Capital — Retail Centers of America, Inc. (“RCA”) from November 2015 until the close of RCA’s merger with AFIN in February 2017, and previously served as an independent director of RCA from March 2012 until October 2012. Mr. Michelson previously served as an independent trustee of Realty Capital Income Funds Trust, a family of mutual funds advised by an affiliate of AR Global, from April 2013 until its dissolution in January 2017. Mr. Michelson previously served as an independent director of American Realty Capital Healthcare Trust, Inc. (“HT”) from January 2011 until July 2012 and as lead independent director of HT from July 2012 until January 2015 when HT closed its merger with Ventas, Inc. Mr. Michelson served as an independent director of American Realty Capital Trust, Inc. from January 2008, including as lead independent director from July 2012, until the close of its merger with Realty Income Corporation in January 2013. Mr. Michelson also served as an independent director of VEREIT, Inc. (“VEREIT”) from October 2012 until April 2015. Mr. Michelson served as an independent director of American Realty Capital Daily Net Asset Value Trust, Inc. from August 2011 until February 2012 and as an independent director of New York REIT, Inc. (“NYRT”) from October 2009 until August 2011.

Since April 2007, Mr. Michelson has served as the chairman and chief executive officer of Private Health Management, a company which assists corporate employees and their dependents, families and individuals obtain the best medical care. Mr. Michelson has served as a member of the Board of Advisors of the UCLA Fielding School of Public Health since October 2013. He has served as a director of Druggability Technology Holdings, Ltd., a proprietary pharmaceutical product business dedicated to the development and commercialization of high-value pharmaceutical products, since April 2013. He has served as founder and chief executive officer of Michelson on Medicine, LLC since January 2011. Mr. Michelson served as vice chairman and chief executive officer of the Prostate Cancer Foundation, the world’s largest private source of prostate cancer research funding, from 2002 until 2006 and served on its Board of Directors from 2002 until 2013. Mr. Michelson served on the Board of Directors of Catellus Development Corp. (“Catellus”), from 1997 until 2004 when the company was sold to ProLogis. Mr. Michelson was a member of the Audit Committee of the Board of Directors of Catellus for five years and served at various times as the chairman of the Audit Committee and the Compensation Committee. From 2001 to 2002, he was an investor in, and served as an advisor or director of, a portfolio of entrepreneurial healthcare, technology and real estate companies. From 2000 to 2001, he served as chief executive officer and as a director of Acurian, Inc., an Internet company that accelerates clinical trials for new prescription drugs. From 1998 to 1999, Mr. Michelson served as chairman and co-chief executive officer of Protocare, Inc., a manager of clinical trials for the pharmaceutical industry and disease management firm. From 1988 to 1998, he served as chairman and chief executive officer of Value Health Sciences, Inc., an applied health services research firm he co-founded. Mr. Michelson served as a director of Nastech Pharmaceutical Company Inc., a NASDAQ-traded biotechnology company focused on innovative drug delivery technology, from 2004 to 2008, of Highlands Acquisition Company, an AMEX-traded special purpose acquisition company, from 2007 to 2009, of G&L Realty Corp., a NYSE-traded medical office building REIT from 1995 to 2001, and of Landmark Imaging, a privately held diagnostic imaging and treatment company, from 2007 to 2010. Also since 2004, he has served as a director of ALS-TDI, a philanthropy dedicated to curing Amyotrophic Lateral Sclerosis, commonly known as Lou Gehrig’s disease. Mr. Michelson received his B.A. from The Johns Hopkins University in 1973 and a J.D. from Yale Law School in 1976.

We believe that Mr. Michelson’s experience as a director or executive officer of the companies described above make him well qualified to serve as a member of our Board of Directors.

Governor Edward G. Rendell has served as an independent director the Company since January 2011. Gov. Rendell has also served as an independent director of American Realty Capital — Retail Centers of America, Inc. (“RCA”) from October 2012 to February 2017 and previously served as an independent director of RCA from February 2011 until March 2012. Gov. Rendell has also served as an independent director of Global Net Lease, Inc. since March 2012. Governor Rendell served as an independent director of American Realty Capital Trust III, Inc. (“ARCT III”) from March 2012 to February 2013. Gov. Rendell served as an independent director of VEREIT from February 2013 until April 2015. Since March 2020, Gov. Rendell has been a director of Franklin BSP Capital Corporation. Governor Rendell served as the 45th Governor of the Commonwealth of Pennsylvania from January 2003 through January 2011. As the Governor of the Commonwealth of Pennsylvania, Gov. Rendell served as the chief executive of the nation’s sixth most populous state and oversaw a budget of $28.3 billion. Gov. Rendell also served as the Mayor of Philadelphia from January 1992 through January 2000. As the Mayor of Philadelphia, Gov. Rendell eliminated a $250 million deficit, balanced the city’s budget and generated five consecutive budget surpluses. Gov. Rendell was also the General Chairperson of the National Democratic Committee from November 1999 through February 2001. Gov. Rendell served as the District Attorney of Philadelphia from January 1978 through January 1986. In 1986, Gov. Rendell was a candidate for governor of the Commonwealth of Pennsylvania. In 1987, Gov. Rendell was a candidate for the mayor of Philadelphia.

From 1988 through 1991, Gov. Rendell was an attorney at the law firm of Mesirov, Gelman and Jaffe. From 2000 through 2002, Gov. Rendell was an attorney at the law firm of Ballard Spahr. Gov. Rendell worked on several real estate transactions as an attorney in private practice. An Army veteran, Governor Rendell holds a B.A. from the University of Pennsylvania and a J.D. from Villanova Law School.

We believe that Governor Rendell’s experience as a director or executive officer of the companies described above and his over 30 years of legal, political and management experience gained from serving in his capacities as the Governor of Pennsylvania and as the Mayor and District Attorney of Philadelphia, including his experience in overseeing the acquisition and management of Pennsylvania’s real estate development transactions, including various state hospitals, make him well qualified to serve as a member of our Board of Directors.

Dennis M. Schaney has served as an independent director of the Company since February 2017. Mr. Schaney previously served as Managing Director and Head of High Yield and Leveraged Loans at Morgan Stanley Investment Management. Mr. Schaney also served as Co-Head of Morgan Stanley Credit Partners. During this time, he was responsible for leveraged loan, high yield bond and mezzanine investments across a variety of funds including closed-end, open-end and institutional separate accounts. Mr. Schaney retired from Morgan Stanley Investment Management in 2010. From 2003 to 2007, he served as Managing Director and Global Head of Fixed Income for Credit Suisse Asset Management. He oversaw global teams responsible for all fixed income investments and served on the asset management’s Executive Committee and the Management Committee for Credit Suisse. Prior to Credit Suisse, Mr. Schaney founded BlackRock Financial Management’s Leveraged Finance Group which was responsible for high yield, leveraged loan and mezzanine investments. He was also responsible for the alternative investment effort for leveraged assets including the Magnetite CLO/CBO products. In addition to those responsibilities, he co-headed the firm’s credit research effort. Mr. Schaney worked at Merrill Lynch from 1988 through 1997 where he was Global Head of Corporate and Municipal Bond Research and an analyst covering the media, entertainment, and cable sectors. Prior to Merrill Lynch, Mr. Schaney was a Vice President at First Boston Corporation focusing on corporate restructuring and credit advisory services. He was also a Rating Officer for Standard & Poor’s Rating Services. Mr. Schaney holds a B.S. in Psychology from the University of Bridgeport and an M.S. in Finance from Fairfield University. Since March 2020, Mr. Schaney has been a director of Franklin BSP Capital Corporation.

We believe that Mr. Schaney’s experience as a director or executive officer of the companies described above make him well qualified to serve as a member of our Board of Directors.

Executive Officers (who are not directors) and Chief Compliance Officer:

Nina Kang Baryski has served as Chief Financial Officer and Treasurer since May 2019. During her time at BSP, Ms. Baryski has been a Director and Fund Controller based in its Boston office, with financial accounting and reporting oversight over all of BSP’s private debt fund platform. Prior to joining BSP in November 2012, Ms. Baryski worked at Audax Group as a finance manager focusing on financial reporting and fund operations, starting in September 2008. Previously, she began her career at PricewaterhouseCoopers in the investment management practice in September 2006. Ms. Baryski received a Bachelor of Science in Finance and Accounting from the Stern School of Business at New York University in May 2006 and is a Certified Public Accountant.

Leeor P. Avigdor has served as Secretary of the Company since November 2016. Mr. Avigdor is also a Director with BSP focused on strategic development activities. Prior to joining BSP in April 2015, Mr. Avigdor worked as a Director at Barclays in the financial institutions investment banking group, where he worked on numerous M&A and capital markets transactions for asset management and specialty finance companies, including business development companies from August 2011 until March 2015. Prior to joining Barclays, Mr. Avigdor worked as an investment banker at UBS in the Financial Institutions Group from July 2006 until August 2011. Prior to investment banking, Mr. Avigdor began his career at UBS in interest rate derivative sales within the fixed income division in August 2003. Mr. Avigdor received a Bachelor of Science in Operations Research and Industrial Engineering from Cornell University in 2003.

Guy F. Talarico has served as Chief Compliance Officer of the Company since February 2016. Mr. Talarico is the founder and chief executive officer of Alaric Compliance Services LLC, a regulatory compliance consulting firm, founded in June 2004. Mr. Talarico has over 29 years of experience in the financial services industry, his background includes serving as the CCO to various registered investment advisers and registered investment companies; the management of a $45 billion asset management and services group at JP Morgan-Chase; client management of SEC-registered advisers within the Institutional Custody Division of Investors Bank & Trust Company; development of an outsourced SEC regulatory compliance program for registered advisers; and legal compliance support. Just prior to founding ALARIC Compliance Services, LLC, he was the co-CEO of EOS Compliance Services, LLC. Mr. Talarico received a Bachelor of Science in Chemical Engineering from Lehigh University in 1977, a Masters of Business Administration from Farleigh Dickinson University in 1981,and a J.D. from New York Law School in 1986.

Information About the Board of Directors and its Committees

The Board of Directors ultimately is responsible for the management and control of our business and operations. Our current executive officers are employees of affiliates of our Adviser. We have no employees and have retained the Adviser and its affiliates to manage our day-to-day operations. The Adviser is a subsidiary of BSP. Mr. Byrne is the President of BSP.

The Board of Directors held a total of 37 meetings, including action by written consent, during the fiscal year ended December 31, 2019. We encourage, but do not require, all directors to attend our annual meetings of stockholders. All directors attended at least 75% of the total number of meetings while they were a member of the Board of Directors and did not attend the 2020 annual meeting of stockholders.

The Board of Directors has approved and organized an Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

Leadership Structure of the Board of Directors

The Board of Directors monitors and performs an oversight role with respect to the business and affairs of the Company, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers to the Company. Among other things, the Board of Directors approves the appointment of the investment adviser, administrator and officers, reviews and monitors the services and activities performed by the investment adviser, administrator and officers and approves the engagement, and reviews the performance of, the Company’s independent registered public accounting firm.

Under the Bylaws, the Board of Directors may designate a chairman to preside over the meetings of the Board of Directors and meetings of the stockholders and to perform such other duties as may be assigned to him by the Board of Directors. The Company does not have a fixed policy as to whether the chairman of the Board of Directors should be an independent director and believes that its flexibility to select its chairman and reorganize its leadership structure from time to time is in the best interests of the Company and its stockholders.

Since November 2016, Mr. Byrne has served as our chairman of the Board of Directors and as our Chief Executive Officer and President. Our Board of Directors believes that our chief executive officer is best situated to serve as chairman because he is the director most familiar with our business and industry and most capable of effectively identifying strategic priorities and leading the discussion and execution of the Company’s strategy. We believe the combined role of chairman and chief executive officer, together with our independent directors, is in our best interest because it provides the appropriate balance between strategic development and independent oversight of management.

The independent directors have designated a lead independent director whose duties include, among other things, chairing executive sessions of the independent directors, acting as a liaison between the independent directors and chairman of the Board of Directors and between the independent directors and officers of the Company and the investment adviser, facilitating communication among the independent directors and the Company’s counsel, reviewing and commenting on Board of Directors and committee meeting agendas and calling additional meetings of the independent directors as appropriate. The Board has designated Mr. Michelson as the lead independent director.

The Company believes that board leadership structures must be evaluated on a case-by-case basis and that its existing board leadership structure is appropriate. However, the Company continually re-examines its corporate governance policies on an ongoing basis to ensure that they continue to meet the Company’s needs.

Oversight of Risk Management

The Board of Directors has an active role in overseeing the management of risks applicable to the Company. The entire Board is actively involved in overseeing risk management for the Company through its oversight of the Company’s executive officers and the Adviser. Each committee of our Board of Directors plays a distinct role with respect to overseeing management of our risks:

•	Audit Committee: Our Audit Committee oversees the management of enterprise risks. To this end, our Audit Committee meets at least annually (i) to discuss our risk management guidelines, policies and exposures and (ii) with our independent registered public accounting firm to review our internal control environment and other risk exposures.

•	Compensation Committee: Our Compensation Committee oversees the management of risks relating to the fees paid to the Adviser under the investment advisory agreement. In fulfilment of this duty, the Compensation Committee meets at least annually to review the agreements. In addition, the Compensation Committee reviews the performance of the Adviser to determine whether the compensation paid was reasonable in relation to the nature and quality of services performed and whether the provisions of the Agreement were being satisfactorily performed.

•	Nominating and Corporate Governance Committee: Our Nominating and Corporate Governance Committee manages risks associated with the independence of our Board of Directors and potential conflicts of interest.

While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the committees each report to our Board of Directors on a regular basis to apprise our Board of Directors regarding the status of remediation efforts of known risks and of any new risks that may have arisen since the previous report.

The Board of Directors also performs its risk oversight function and fulfils its risk oversight responsibilities by working with the Company’s Chief Compliance Officer to monitor risk in accordance with the Company’s policies and procedures. The Chief Compliance Officer prepares a written report annually discussing the adequacy and effectiveness of the compliance policies and procedures of the Company and certain of its service providers. The Chief Compliance Officer’s report, which is reviewed by and discussed with the Board of Directors, addresses at a minimum (a) the operation of the compliance policies and procedures of the Company and certain of its service providers since the last report; (b) any material changes to such policies and procedures since the last report; (c) any recommendations for material changes to such policies and procedures as a result of the Chief Compliance Officer’s annual review; and (d) any compliance matter that has occurred since the date of the last report about which the Board would reasonably need to know to oversee the Company’s compliance activities and risks. In addition, the Chief Compliance Officer reports to the Board of Directors on a quarterly basis with respect to material compliance matters and meets separately in executive session with the independent directors periodically, but in no event less than once each year.

The Company believes that the Board of Directors’ role in risk oversight is effective and appropriate given the extensive regulation to which it is already subject as a BDC. Specifically, as a BDC the Company must comply with certain regulatory requirements and restrictions that control the levels of risk in its business and operations. For example, the Company’s ability to incur indebtedness is limited such that its asset coverage must equal at least 200% immediately after each time it incurs indebtedness, the Company generally has to invest at least 70% of its total assets in “qualifying assets” and, subject to certain exceptions, the Company is subject to restrictions on its ability to engage in transactions with BSP and its affiliates. Although the SBCAA amended the 1940 Act to permit BDCs to incur increased leverage if certain conditions are met, the Company does not presently intend to avail itself of the increased leverage limits permitted by the SBCAA. If the Company were to avail itself of the increased leverage permitted by the SBCAA, this would effectively allow the Company to double our leverage, which would increase leverage risk and expenses. In addition, the Company has elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code. As a RIC, the Company must, among other things, meet certain source of income and asset diversification requirements.

The Company believes that the extent of the Board of Directors’ (and its committees’) role in risk oversight complements the Board of Directors’ leadership structure because it allows the Company’s independent directors, through the three fully independent Board committees, a lead independent director, executive sessions with each of the Company’s Chief Compliance Officer, the Company’s independent registered public accounting firm and independent valuation providers, and otherwise, to exercise oversight of risk without any conflict that might discourage critical review.

The Company believes that a board of directors’ roles in risk oversight must be evaluated on a case-by-case basis and that the Board of Directors’ existing role in risk oversight is appropriate. However, the Board of Directors re-examines the manner in which it administers its risk oversight function on an ongoing basis to ensure that it continues to meet the Company’s needs.

Audit Committee

Each member of the Audit Committee is independent for purposes of the 1940 Act. Our Audit Committee consists of Messrs. Hillman (Chairman), Kramer, and Michelson. The Board has determined that Messrs. Hillman, Kramer and, Michelson are qualified as “audit committee financial experts” as defined in Item 407(d)(5) of Regulation S-K and the rules and regulations of the SEC and are independent directors.

The Audit Committee, in performing its duties, monitors:

•	our financial reporting process;

•	the integrity of our financial statements;

•	compliance with legal and regulatory requirements;

•	the independence and qualifications of our independent and internal auditors, as applicable; and

•	the performance of our independent and internal auditors, as applicable.

Our Audit Committee held 4 meetings, including action by written consent, during the fiscal year ended December 31, 2019.

Our Audit Committee operates pursuant to a written charter. The charter of the Audit Committee is available to any stockholder who requests it c/o Business Development Corporation of America, 9 West 57th Street, 49th Floor, Suite 4920, New York, New York 10019, and is also available on the Company’s website at www.bdcofamerica.com.

The Audit Committee’s report on our financial statements for the fiscal year ended December 31, 2019 is discussed below under the heading “Audit Committee Report.”

Compensation Committee

Each member of the Compensation Committee is independent for purposes of the 1940 Act. The Compensation Committee operates pursuant to a written charter and conducts periodic reviews of our Investment Advisory Agreement. The committee considers in such periodic reviews, among other things, whether the compensation of our Adviser is reasonable in relation to the nature and quality of services performed, and whether the provisions of the Investment Advisory Agreement are being satisfactorily performed. Messrs. Hillman, Rendell (Chairman) and Schaney serve as the members of our Compensation Committee. Our Compensation Committee held no meetings during the fiscal year ended December 31, 2019. The charter of the Compensation Committee is available in print to any stockholder who requests it and is also available on the Company’s website at www.bdcofamerica.com.

Nominating and Corporate Governance Committee

Each member of the Nominating and Corporate Governance Committee is independent for purposes of the 1940 Act. The Nominating and Corporate Governance Committee is responsible for selecting, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on the Board of Directors or a committee of the Board of Directors, developing and recommending to the Board of Directors a set of corporate governance principles and overseeing the evaluation of the Board and our management. The Nominating and Corporate Governance Committee held one meeting during the fiscal year ended December 31, 2019. Messrs. Kramer (Chairman), Michelson, Rendell and Schaney serve as the members of our Nominating and Corporate Governance Committee. The charter of the Nominating and Corporate Governance Committee is available in print to any stockholder who requests it and is also available on the Company’s website at www.bdcofamerica.com.

When nominating director candidates, the Nominating and Corporate Governance Committee takes into consideration such factors as it deems appropriate. These factors may include judgment, skill, diversity, experience with investment companies and other organizations of comparable purpose, complexity, size and subject to similar legal restrictions and oversight, the interplay of the candidate’s experience with the experience of other members of the Board of Directors, each candidate’s ability to devote sufficient time to the affairs of the Company, and the extent to which the candidate would be a desirable addition to the Board and any committees thereof. In addition, while the Board of Directors does not have a formal policy on diversity, it will consider issues of diversity, including diversity of gender, race and national origin, education, professional experience and differences in viewpoints and skills when filling vacancies on the Board of Directors. Other than the foregoing, there are no stated minimum criteria for director nominees. The director nominees for the Annual Meeting were approved by the members of the Nominating and Corporate Governance Committee and the entire Board of Directors.

The Board of Directors will consider candidates nominated by stockholders provided that the stockholder submitting a nomination has complied with procedures set forth in the Company’s bylaws. See “Stockholder Proposals for the 2020 Annual Meeting” for additional information regarding stockholder nominations of director candidates.

Director Independence

Our Charter and bylaws provide for a Board of Directors with no fewer than one and no more than fifteen directors, a majority of whom must be independent. Under our Charter, a director is considered independent if he or she is not an “interested person” as that term is defined under Section 2(a)(19) of the 1940 Act. Section 2(a)(19) of the 1940 Act defines an “interested person” to include, among other things, any person who has, or within the last two years had, a material business or professional relationship with the Company. The members of the Board of Directors who are not independent directors are referred to as interested directors.

Family Relationships

There are no familial relationships between any of our directors and executive officers.

Executive Sessions and Communication with the Board of Directors

The independent directors serving on our Board of Directors intend to meet in executive sessions at the conclusion of each regularly scheduled meeting of the Board of Directors, and additionally as needed, without the presence of any directors or other persons who are part of the Company’s management. These executive sessions of our Board of Directors will be presided over by Mr. Michelson, the Company’s lead independent director.

The Company’s stockholders may communicate with the Board of Directors by sending written communications addressed to such person or persons in care of Business Development Corporation of America, 9 West 57th Street, 49th Floor, Suite 4920, New York, New York 10019, Attention: Leeor P. Avigdor, Secretary. Mr. Avigdor will deliver all appropriate communications to the Board of Directors no later than the next regularly scheduled meeting of the Board of Directors. If the Board of Directors modifies this process, the revised process will be posted on the Company’s website.

Compensation of Directors

The following table sets forth information regarding compensation of our directors during the fiscal year ended December 31, 2019:

Name	Fees Paid in Cash ($)	Total Compensation ($)
Richard J. Byrne (1)	$—	$—
Lee S. Hillman	196,000	196,000
Dennis M. Schaney	173,000	173,000
Ronald J. Kramer	179,500	179,500
Leslie D. Michelson	202,000	202,000
Edward G. Rendell	180,500	180,500

(1)	Mr. Byrne receives no compensation for serving as a director.

Our independent directors receive an annual fee of $120,000 plus reimbursement of any reasonable out-of-pocket expenses incurred in connection with their service on the Board. Our independent directors also receive $2,500 for each regular or special Board meeting attended, $1,000 for each committee meeting attended (including any committee meeting held on the same date as a Board of Directors Meeting), and $750 for any action reviewed and voted upon electronically via written consent. The lead independent director receives an annual fee of $25,000, the chairman of the Audit Committee receives an annual fee of $20,000, and the chairman of each of the Compensation Committee and the Nominating and Corporate Governance Committee receives an annual fee of $10,000. In addition, our independent directors will each receive a $250,000 award upon the occurrence of a liquidity event, which at the sole discretion of the Company would be paid (i) in cash; (ii) in fully-vested stock of the Company, to be granted pro rata over a three-year period; or (iii) any combination of the foregoing.

Compensation of Executive Officers

None of our executive officers receives direct compensation from us. We do not currently have any employees and do not expect to have any employees in the foreseeable future. The services necessary for the operation of our business will be provided to us by our officers and the employees of our Adviser and Administrator pursuant to the terms of the Investment Advisory Agreement and the Administration Agreement.

PORTFOLIO MANAGEMENT

Our Adviser is responsible for the overall management of our activities and is responsible for making investment decisions with respect to our portfolio. All new investments require the approval by a consensus of the investment committee of our Adviser. The members of the investment committee include Thomas J. Gahan, Michael E. Paasche and Blair D. Faulstich. The members of the investment committee receive no direct compensation from us. Such members may be employees or partners of our Adviser and may receive compensation or profit distributions from our Adviser. Information regarding the business experience of Messrs. Gahan, Paasche and Faulstich is set forth below.

Thomas J. Gahan. Mr. Gahan is Chief Executive Officer of BSP. Prior to joining PEP in 2008, Mr. Gahan was Chief Executive Officer of Deutsche Bank Securities Inc. and Head of Corporate and Investment Banking in the Americas. He was also the Global Head of Capital Markets at Deutsche Bank, chairman of the principal investment committee and a member of the global banking executive committee and the global markets executive committee. Before joining Deutsche Bank, Mr. Gahan spent 11 years at Merrill Lynch, most recently as Global Head of Credit Trading within the fixed income division. Mr. Gahan received a Bachelor of Arts degree from Brown University.

Michael E. Paasche. Mr. Paasche is a Senior Managing Director of BSP. Prior to joining PEP in 2008, Mr. Paasche spent 13 years at Deutsche Bank Securities Inc. with multiple positions, including Global Head of Leveraged Finance. Before joining Deutsche Bank, Mr. Paasche spent seven years at Prudential Securities where he held various positions, including Managing Director and Head of High Yield. Mr. Paasche received his Masters of Business Administration degree from the University of Chicago and a Bachelor of Arts degree from Albion College.

Blair D. Faulstich. Mr. Faulstich is Head of Private Debt Originations of BSP. Prior to joining PEP in 2011, Mr. Faulstich was a managing director and co-head of media and communications investment banking at Citadel Securities. Previously, he was a managing director in the media and communications investment banking group at Merrill Lynch. Mr. Faulstich held various positions at Deutsche Bank Alex. Brown in the media investment banking group. Before joining Alex. Brown in 1997, Mr. Faulstich spent three years at Arthur Andersen. Mr. Faulstich received a Masters of Business Administration degree from Cornell University and Bachelor of Arts from Principia College.

The table below shows the dollar range of shares of our common stock to be beneficially owned by the members of the investment committee.

Name of Portfolio Manager	Dollar Range of Equity Securities Beneficially Owned (1)(2)(3)
Thomas J. Gahan	Over $1,000,000
Michael E. Paasche	Over $1,000,000
Blair D. Faulstich	Over $1,000,000

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Securities Exchange Act of 1934, or the “Exchange Act.”

(2)	The dollar range of equity securities beneficially owned in us is based on our net asset value per share as of September 30, 2020 of $ 6.71 per share.

(3)	The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.

INVESTMENT ADVISORY AND MANAGEMENT SERVICES AGREEMENT

Pursuant to the Investment Advisory Agreement our Adviser oversees the management of our activities and is responsible for making investment decisions with respect to our portfolio.

Responsibilities of the Adviser

Subject to the overall supervision of our Board of Directors, our Adviser manages the day-to-day operations of, and provides investment advisory and management services to us. Under the terms of our Investment Advisory Agreement, our Adviser, among other things:

•	Determines the composition and allocation of our portfolio, the nature and timing of the changes therein and the manner of implementing such changes;

•	Identifies, evaluates and negotiates the structure of the investments we make;

•	Executes, monitors and services our investments;

•	Determines the securities and other assets that we will purchase, retain, or sell;

•	Performs due diligence on prospective portfolio companies; and

•	Provides us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our funds.

We rely, in part, on our Adviser to manage our day-to-day activities and to implement our investment strategy. Our Adviser and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to us. As a result of these activities, our Adviser, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved. Therefore, our Adviser, its personnel, and certain affiliates may experience conflicts of interest in allocating management time, services, and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us. However, our Adviser believes that it and its affiliates have sufficient personnel to discharge fully their responsibilities to all activities in which they are involved. They are free to furnish similar services to other entities so long as their services to us are not impaired.

Compensation of the Adviser

Pursuant to the Investment Advisory Agreement and for the investment advisory and management services provided thereunder, we pay our Adviser a base management fee and an incentive fee.

Base Management Fee

The base management fee is calculated at an annual rate of 1.5% of our average gross assets. The base management fee is payable quarterly in arrears. Average gross assets are calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. All or any part of the base management fee not taken as to any quarter is deferred without interest and may be taken in such other quarter as the Adviser will determine. However, any deferred base management fee must be taken within three calendar years of the date on which such fee was first payable by us. The base management fee for any partial month or quarter is appropriately pro-rated.

Incentive Fees

The incentive fee consists of two parts. The first part is referred to as the incentive fee on income and it is calculated and payable quarterly in arrears based on our “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter. “Pre-Incentive Fee Net Investment Income” means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that the we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement with BSP and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The payment of the incentive fee on income is subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on the value of our net assets at the end of the most recently completed calendar quarter, of 1.75% (7.00% annualized), subject to a “catch up” feature (as described below). The calculation of the incentive fee on income for each quarter is as follows:

•	No incentive fee on income is payable to the Adviser in any calendar quarter in which our Pre-Incentive Fee Net Investment Income does not exceed the preferred return rate of 1.75%, or 7.00% annualized (the “Preferred Return”), on net assets;

•	100% of our Pre-Incentive Fee Net Investment Income, if any, that exceeds the preferred return but is less than or equal to 2.1875% in any calendar quarter (8.75% annualized) is payable to the Adviser. This portion of our incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 20% on all of our Pre-Incentive Fee Net Investment Income when our Pre-Incentive Fee Net Investment Income reaches 2.1875% (8.75% annualized) in any calendar quarter; and

•	For any quarter in which our Pre-Incentive Fee Net Investment Income exceeds 2.1875% (8.75% annualized), the incentive fee on income equals 20% of the amount of our Pre-Incentive Fee Net Investment Income, as the Preferred Return and catch-up will have been achieved.

A discussion regarding the basis for the Board of Directors approving the Investment Advisory Agreement is available in our annual report on Form 10-K for the year ended December 31, 2019.

The following is a graphical representation of the calculation of the incentive fee:

Quarterly Subordinated Incentive Fee on Income

Pre-incentive fee net investment income

(expressed as a percentage of the value of our net assets at the end of the immediately preceding calendar quarter)

The second part of the incentive fee, referred to as the “incentive fee on capital gains during operations,” is an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to our liquidation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, if earlier). This fee equals 20.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

Examples of Incentive Fee Calculation

Example 1: Income Related Portion of Incentive Fee (*):

Alternative 1 — Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Hurdle rate (1) = 1.75%

Management fee (2) = 0.375%

Other expenses (legal, accounting, custodian, transfer agent, etc.) (3) = 0.20%

Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 0.675%

Pre-incentive net investment income does not exceed hurdle rate, therefore there is no incentive fee.

Alternative 2 — Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.70%

Hurdle rate (1) = 1.75%

Management fee (2) = 0.375%

Other expenses (legal, accounting, custodian, transfer agent, etc.) (3) = 0.20%

Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.125%

Pre-incentive net investment income exceeds hurdle rate, therefore there is an income incentive fee payable by us to our Adviser.

Incentive fee	= 100% × pre-incentive fee net investment income, subject to the “catch-up” (4)
= 100% × (2.125% – 1.75%)
= 0.375%

Alternative 3 — Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.00%

Hurdle rate (1) = 1.75%

Management fee (2) = 0.375%

Other expenses (legal, accounting, custodian, transfer agent, etc.) (3) = 0.20%

Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.425%

Pre-incentive net investment income exceeds hurdle rate, therefore there is an income incentive fee payable by us to our Adviser.

Incentive fee = 20% × pre-incentive fee net investment income, subject to “catch-up” (4)

Incentive fee = 100% × “catch-up” + (20% × (pre-incentive fee net investment income – 2.1875%))

Catch-up = 2.1875% – 1.75% = 0.4375%

Incentive fee

= (100% × 0.4375%) + (20% × (2.425% – 2.1875%))

= 0.4375% + (20% × 0.2375%)

= 0.4375% + 0.0475%

= 0.485%

(1)	Represents 7.0% annualized hurdle rate.

(2)	Represents 1.5% annualized management fee.

(3)	Excludes organizational and offering expenses.

(4)	The “catch-up” provision is intended to provide our Adviser with an incentive fee of 20% on all of our pre-incentive fee net investment income as if a hurdle rate did not apply when our net investment income exceeds 2.1875% in any calendar quarter.

(*)	The hypothetical amount of pre-incentive fee net investment income shown is based on a percentage of total net assets.

Example 2: Capital Gains Portion of Incentive Fee:

Alternative 1: Assumptions

Year 1: $20 million investment made in company A, or Investment A, and $30 million investment made in company B, or Investment B

Year 2: Investment A sold for $50 million and fair market value, or FMV, of Investment B determined to be $32 million

Year 3: FMV of Investment B determined to be $25 million

Year 4: Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

Year 1: None

Year 2: Capital gains incentive fee of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%)

Year 3: None

Year 4: Capital gains incentive fee of $200,000 ($6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (capital gains fee taken in Year 2)

Alternative 2 — Assumptions

Year 1: $20 million investment made in company A, or Investment A, $30 million investment made in company B, or Investment B and $25 million investment made in company C, or Investment C

Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million

Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million

Year 4: FMV of Investment B determined to be $24 million

Year 5: Investment B sold for $20 million. ($5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative capital gains fee paid in Year 2 and Year 3)

The capital gains incentive fee, if any, would be:

Year 1: None

Year 2: $5 million capital gains incentive fee (20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)

Year 3: $1.4 million capital gains incentive fee.(1) $6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million capital gains fee received in Year 2)

Year 4: None

Year 5: None. $5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million cumulative capital gains fee paid in Year 2 and Year 3

(1)	As illustrated in Year 3 of Alternative 2 above, if we were to be wound up on a date other than December 31st of any year, we may have paid aggregate capital gains incentive fees that are more than the amount of such fees that would be payable if we had been wound up on December 31st of such year.

The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.

Payment of our expenses

All investment professionals and staff of the Adviser and BSP, when and to the extent engaged in providing investment advisory and management services to us, and the compensation and routine overhead expenses of such personnel allocable to such services (including health insurance, 401(k) plan benefits, payroll taxes and other compensation related matters) are provided and paid for by the Adviser. We bear all other costs and expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•	expenses deemed to be “organization and offering expenses” of the Company for purposes of Conduct Rule 2310(a) (12) of the Financial Industry Regulatory Authority, or FINRA;

•	amounts paid to third parties for administrative services;

•	amounts paid to third party experts relating to the investigation and monitoring of our investments;

•	the cost of calculating our net asset value;

•	the cost of effecting sales and repurchases of shares of our common stock and other securities;

•	management and incentive fees payable pursuant to the Investment Advisory Agreement;

•	fees payable to third parties relating to, or associated with, making investments and valuing investments (including third- party valuation firms);

•	transfer agent and custodial fees;

•	fees and expenses associated with marketing efforts (including attendance at investment conferences and similar events);

•	federal and state registration fees;

•	any exchange listing fees;

•	federal, state, and local taxes;

•	independent directors’ fees and expenses;

•	brokerage commissions;

•	costs of proxy statements;

•	stockholders’ reports and notices;

•	costs of preparing government filings, including periodic and current reports with the SEC;

•	fidelity bond, liability insurance and other insurance premiums;

•	printing and mailing; and

•	independent accountants and outside legal costs.

We reimburse the Adviser for all of our expenses incurred by the Adviser as well as the actual cost of goods and services used for or by us and obtained from entities not affiliated with the Adviser. The Adviser may be reimbursed for the administrative services performed by it on our behalf; provided, however, the reimbursement will be an amount equal to the lower of the Adviser’s actual cost or the amount we would be required to pay third parties for the provision of comparable administrative services in the same geographic location; and provided, further, that such costs are reasonably allocated to us on the basis of assets, revenues, time records or other method conforming with generally accepted accounting principles. No reimbursement will be permitted for services for which the Adviser is entitled to compensation by way of a separate fee.

Indemnification

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Adviser and its officers, managers, partners, members (and their members, including the owners of their members), agents, employees, controlling persons and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as our investment adviser.

Fiduciary Duty of Investment Adviser

Under the terms of our Investment Advisory Agreement, our Adviser has a fiduciary responsibility for the safekeeping and use of all of our funds and assets, whether or not in our Adviser’s immediate possession or control. Our Adviser may not employ, or permit another to employ, such funds or assets in any manner except for the exclusive benefit of us. In addition, our Adviser may not, by entry into an agreement with any of our stockholders otherwise, contract away the fiduciary obligation owed to us and our stockholders under common law.

No Exclusive Agreement

Under the terms of the Investment Advisory Agreement, our Adviser may not be granted an exclusive right to sell or exclusive employment to sell our assets.

Rebates, Kickbacks and Reciprocal Arrangements

Under the terms of the Investment Advisory Agreement, our Adviser may not (A) receive or accept any rebate, give-up or similar arrangement that is prohibited under applicable federal or state securities laws, (B) participate in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions, or (C) enter into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our stock or give investment advice to a potential stockholder; provided, however, that our Adviser may pay a registered broker-dealer or other properly licensed agent from sales commissions for selling or distributing our common stock.

Commingled Funds

Under the terms of the Investment Advisory Agreement, our Adviser may not permit or cause to be permitted the commingling of our funds with the funds of any other entity. Nothing, however, will prohibit our Adviser from establishing a master fiduciary account pursuant to which separate sub-trust accounts may be established for the benefit of affiliated programs, provided that our funds are protected from the claims of other programs and creditors of such programs.

Limitations on Reimbursement of Expenses

Our charter provides that we will reimburse the Adviser for all of our expenses incurred by our Adviser as well as the actual cost of goods and services used for or by us and obtained from entities not affiliated with our Adviser. No reimbursement will be permitted for services for which our Adviser is entitled to compensation by way of a separate fee. Excluded from the allowable reimbursement will be: (i) rent or depreciation, utilities, capital equipment, and other administrative items of our Adviser; and (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any executive officer or board member of our Adviser (or any individual performing such services) or a holder of 10% or greater equity interest in our Adviser (or any person having the power to direct or cause the direction of our Adviser, whether by ownership of voting securities, by contract or otherwise). At this time, we are unable to predict the amount, if any, of such reimbursable expenses for the next fiscal year.

Appraisal and Compensation

Our charter provides that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all our assets will be obtained from a competent independent appraiser which will be filed as an exhibit to the registration statement registering the roll-up transaction. See “Description of Our Securities—Restriction on Roll-Up Transactions.”

Sales and Leases to Company

Our charter provides that we may not purchase or lease assets in which our Adviser or any of its affiliates has an interest unless all of the following conditions are met: (a) the transaction occurs at our formation and is fully disclosed to our stockholders in a prospectus or in a periodic report; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert, as such term is defined in our charter. However, our Adviser may purchase assets in its own name (and assume loans in connection therewith) and temporarily hold title thereto, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, provided that all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the cost of the assets to our Adviser; (ii) all income generated by, and the expenses associated with, the assets so acquired will be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to our Adviser apart from compensation otherwise permitted by North American Securities Administrators Association (the “NASAA”)’s Omnibus Guidelines.

Sales and Leases to the Adviser, Directors or Affiliates

Our charter provides that we may not sell assets to our Adviser or any affiliate thereof unless such sale is duly approved by the holders of shares of stock entitled to cast a majority of all the votes entitled to be cast on the matter. We may not lease assets to our Adviser or any affiliate thereof unless all of the following conditions are met: (a) the transaction occurs at our formation and is fully disclosed to the stockholders in the prospectus or in a periodic report; and (b) the terms of the transaction are fair to us.

Loans

Our charter provides that, except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by us to our Adviser or any affiliate thereof.

Commissions on Financing, Refinancing or Reinvestment

Our charter provides that we generally may not pay, directly or indirectly, a commission or fee to our Adviser or any affiliate thereof in connection with the reinvestment of profits and available reserves or of the proceeds of the refinancing of assets.

Lending Practices

Our charter provides that, with respect to financing made available to us by our Adviser, our Adviser may not receive interest in excess of the lesser of our Adviser’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. Our Adviser may not impose a prepayment charge or penalty in connection with such financing and our Adviser may not receive points or other financing charges. In addition, our Adviser will be prohibited from providing us with financing with a term in excess of 12 months.

Termination of Investment Advisory Agreement

The Investment Advisory Agreement may be terminated at any time, without the payment of any penalty by our Adviser upon 120 days’ written notice to us and by us upon 60 days’ written notice to our Adviser. After the termination of the Investment Advisory Agreement, our Adviser will not be entitled to compensation for further services provided except that it will be entitled to receive from us within 30 days after the effective date of such termination all unpaid reimbursements and all earned but unpaid fees payable to our Adviser prior to termination of this Agreement. If we and our Adviser cannot agree on the amount of such reimbursements and fees, the Investment Advisory Agreement provides that the parties will submit to binding arbitration which cost will be borne equally by the terminated Adviser and us. Upon termination, our Adviser will promptly (i) deliver to our Board of Directors a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to our Board of Directors (ii) deliver to our Board of Directors all of our assets and documents then in custody of our Adviser and (iii) cooperate with us to provide an orderly management transition.

Duration of Investment Advisory Agreement

The Adviser serves as our investment adviser pursuant to the Investment Advisory Agreement, which was approved by our Board of Directors in October 2018 and by our shareholders at a meeting held on January 11, 2019 and was effective as of February 1, 2019. Unless terminated earlier, it will remain in effect until February 2021 and then continue in effect from year to year if approved annually by our Board of Directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. The Investment Advisory Agreement will automatically terminate in the event of its assignment. The Investment Advisory Agreement may be terminated by us without penalty upon not less than 60 days’ written notice and by the Adviser upon not less than 120 days' written notice. Any termination by us must be authorized either by our Board of Directors or by vote of our stockholders.

In determining to approve the Investment Advisory Agreement, our Board of Directors requested information from the Adviser that enabled it to evaluate a number of factors relevant to its determination. These factors included the nature, quality and extent of services performed by the Adviser, the Adviser’s ability to manage conflicts of interest effectively, our short and long-term performance, our costs, including as compared to comparable BDCs that engage in similar investing activities, the Adviser’s profitability, any economies of scale, and any other benefits of the relationship for the Adviser. Based on the information reviewed and the considerations detailed above, our Board of Directors, including all of our directors who are not interested persons of us or the Adviser, concluded that the investment advisory fee rates and terms are fair and reasonable in relation to the services provided and approved the Investment Advisory Agreement as being in the best interests of our stockholders.

ADMINISTRATIVE SERVICES

On November 1, 2016, we entered into the Administration Agreement, pursuant to which BSP provides us with office facilities and administrative services. The Administration Agreement may be terminated by either party without penalty upon not less than 60 days’ written notice to the other. For the years ended December 31, 2019 and December 31, 2018, the Company incurred $2.4 million and $2.5 million, respectively, in administrative service fees under the Administration Agreement.

This agreement was not affected by the FT Transaction.

STOCK OWNERSHIP BY DIRECTORS, OFFICERS AND CERTAIN STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of January 31, 2021, in each case including shares of common stock which may be acquired by such persons within 60 days, by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock based solely upon the amounts and percentages contained in the public filings of such persons;

•	each of our officers and directors; and

•	all of our officers and directors as a group.

Beneficial Owner (1)	Number of Shares Beneficially Owned	Percentage (2)
Interested Directors:
Richard J. Byrne	202,517	*
Independent Directors:
Lee Hillman	—	—
Ronald J. Kramer	—	—
Leslie D. Michelson	13,718	*
Edward G. Rendell	—	—
Dennis Schaney	—	—
Officers (that are not directors):
Leeor P. Avigdor	—	—
Nina K. Baryski	—	—
All directors and executive officers as a group (8 persons)	216,235	*

___________________________

*	Less than 1%

(1)	The business address of each individual or entity listed in the table is 9 West 57th Street, 49th Floor, Suite 4920, New York, New York, 10019.

(2)	Based on a total of 201,387,679 shares of common stock issued and outstanding on January 31, 2021.

The following table sets forth, as of the date of this prospectus, the dollar range of our equity securities that is expected to be beneficially owned by each of our directors.

Name of Director	Dollar Range of Equity Securities Beneficially Owned (1)(2)(3)
Interested Directors:
Richard J. Byrne	Over $100,000
Independent Directors:
Lee Hillman	None
Ronald J. Kramer	None
Leslie D. Michelson	$50,001 - $100,000
Edward G. Rendell	None
Dennis Schaney	None

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2)	The dollar range of equity securities beneficially owned by our directors is based on our net asset value per share as of September 30, 2020 of $6.71 per share.

(3)	The dollar range of equity securities beneficially owned is: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

DISTRIBUTION REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

Our board of directors intends to continue to authorize and we intend to continue to declare quarterly distributions that will be paid on a quarterly basis. We have adopted an “opt out” DRIP pursuant to which we will reinvest all Distributions declared by our board of directors (the “Board”) on behalf of investors who do not elect to receive their Distributions in cash as described below. As a result, if the Board declares a Distribution, then stockholders who have not elected to “opt out” of the DRIP will have their Distributions automatically reinvested in additional shares of our common stock, par value $0.001 per share, as described below. The timing and amount of any future Distributions to stockholders are subject to applicable legal restrictions and the sole discretion of the Board. The direct stock purchase feature of the Plan is intended to provide existing holders of our common stock with a convenient and economical method to purchase shares of our common stock and will be described in more detail in a separate prospectus supplement.

No action will be required on the part of a registered stockholder to have its Distributions reinvested in shares of our common stock. A registered stockholder will be able to elect to receive an entire Distribution in cash by notifying DST Systems, Inc., the DRIP administrator (the “Plan Administrator”), in writing, so that notice is received by the Plan Administrator no later than 10 days prior to the record date for a Distribution. Those stockholders whose shares are held by a broker or other financial intermediary may be able to receive Distributions in cash by notifying their broker or other financial intermediary of their election. Administrator will set up an account for shares acquired through the DRIP for each stockholder who has not elected to receive Distributions in cash.

We intend to use newly issued shares to implement the DRIP. The number of shares we will issue to you is determined by dividing the total dollar amount of the distribution payable to you by the current net asset value per share of our shares of common stock.

Pursuant to NASAA’s Omnibus Guidelines, our DRIP must be operated in accordance with federal and state securities laws. No sales commissions or fees may be deducted directly or indirectly from reinvested funds by us. The reinvestment funds must be invested into our common stock. Where required by law, investors must receive a prospectus which is current as of the date of each reinvestment. As part of our blue sky compliance and the performance of our due diligence responsibilities, we will contact stockholders to ascertain whether the stockholders continue to meet the applicable states’ suitability standards. We are responsible for blue sky matters with respect to the DRIP, including with regards to the registration or exemption from registration of the shares under the DRIP.

There will be no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the DRIP. We will pay the Plan Administrator’s fees under the DRIP. No commission or other remuneration will be paid, directly or indirectly, in connection with the distributions of shares under the DRIP.

If you receive distributions in the form of stock, you generally are subject to the same federal, state and local tax consequences as you would be had you elected to receive your distributions in cash. The amount of the distribution for stockholders receiving our stock will be equal to the fair market value of the stock received. Your basis for determining gain or loss upon the sale of stock received in a distribution from us will be equal to the amount treated as a distribution for federal income tax purposes. Any stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to your account.

We reserve the right to amend, suspend or terminate the DRIP. We may terminate the DRIP upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account under the DRIP by filling out the disbursement change form. Please contact the Plan Administrator, c/o DST Systems for a copy of this form. You may send the completed form to the Plan Administrator at P.O. Box 219943, Kansas City, MO 64105-1407.

All correspondence concerning the DRIP should be directed to the Plan Administrator by mail at: P.O. Box 219943, Kansas City, MO 64105-1407 or by phone at 844-785-4393.

We have filed the complete form of the DRIP with the SEC as an exhibit to this registration statement of which this prospectus is a part. You may obtain a copy of the DRIP by request to the Plan Administrator, by mail at: Plan Administrator, c/o P.O. Box 219943, Kansas City, MO 64105-1407, by phone at 844-785-4393.

DESCRIPTION OF OUR SECURITIES

The following description is based on relevant portions of the Maryland General Corporation Law (”MGCL”) and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the MGCL and our charter and bylaws for a more detailed description of the provisions summarized below.

Stock

Our authorized stock consists of 500,000,000 shares of stock, par value $0.001 per share, of which 450,000,000 shares are classified as common stock and 50,000,000 shares are classified as preferred stock. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.

Set forth below is a chart describing the classes of our securities outstanding as of January 31, 2021:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.001 per share	450,000,000	201,387,679

Common Stock

Under the terms of our charter, all shares of our common stock will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of funds legally available therefor. Shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Except as may otherwise be specified in the terms of any class or series of common stock, each share of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will be able elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred Stock

Under the terms of our charter, our Board of Directors is authorized to issue shares of preferred stock in one or more classes or series without stockholder approval. The board has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions. Pursuant to NASAA’s Omnibus Guidelines, before any preferred stock may be issued by us, a majority of our independent directors that do not have an interest in the transaction must (i) approve any such offering of preferred stock; and (ii) have access, at our expense, to our securities counsel or independent legal counsel.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. We have entered into indemnification agreements with certain of our current and former directors and officers and expect to enter into similar agreements with future directors and officers. These agreements provide that we will indemnify such persons to the fullest extent permitted by Maryland law and our charter.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify, by charter provision, bylaws, an agreement or a resolution of the Board of Directors, its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met. We have entered into indemnification agreements with certain of our current and former directors and officers and expect to enter into similar agreements with future directors and officers. These agreements provide that we will indemnify such persons to the fullest extent permitted by Maryland law and our charter.

Our charter contains a provision that limits the liability of our directors and officers to us and our stockholders for money damages and our charter requires us to indemnify and advance expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) to (i) any present or former director or officer or (ii) any individual who, while a director or officer and, at our request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in such capacity from and against any claim or liability to which such person may become subject or which such person may incur.

Separately, our Investment Advisory Agreement provides that we will indemnify and hold harmless our Adviser and its affiliates from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by such indemnified parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Company or its security holders) in connection with the performance of the Adviser’s duties as our investment adviser to the extent that such person’s liabilities are not fully reimbursed by insurance, and to the extent that such indemnification would not be inconsistent with our charter, Maryland law or the 1940 Act, which prohibits indemnification for certain breaches of fiduciary duties. In addition, the Investment Advisory Agreement provides that we may not indemnify an indemnitee for any liability or loss suffered by such indemnitee nor hold harmless such indemnitee for any loss or liability suffered by us unless (1) the indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of our Company, (2) the indemnitee was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by our Adviser, an affiliate of our Adviser or director of the Company and (4) the indemnification or agreement to hold harmless is only recoverable out of our net assets and not from our stockholders. In addition, we expect that our Adviser will indemnify us for losses or damages arising out of its willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Investment Advisory Agreement. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

In addition, pursuant to the Investment Advisory Agreement and our indemnification agreements, we will not provide indemnification to a person for any loss or liability arising from an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (1) there has been a successful adjudication on the merits of each count involving alleged material securities law violations; (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or (3) a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered and sold as to indemnification for violations of securities laws.

We may advance funds to an indemnitee for legal expenses and other costs incurred as a result of legal action for which indemnification is being sought only if all of the following conditions are met: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on our behalf; (ii) the indemnitee has provided us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; (iii) the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iv) the indemnitee undertakes to repay the advanced funds to us, together with the applicable legal rate of interest thereon, in cases in which he or she is found not to be entitled to indemnification. We may not incur the cost of that portion of liability insurance which insures the indemnitee for any liability as to which the indemnitee is prohibited from being indemnified under our charter and bylaws..

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The MGCL and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the Board of Directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Directors, Number of Directors; Vacancies; Removal

As permitted by Maryland law, a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director.

Our charter provides that a majority of our Board of Directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of such independent director’s successor, and the 1940 Act requires that a majority of our Board of Directors be persons other than “interested persons” as defined in the 1940 Act.

Our charter provides that the number of directors will initially be five (5), which number may be increased or decreased by the Board of Directors in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Directors may at any time establish, increase or decrease the number of directors. However, the number of directors may never be less than one or more than fifteen. The number of directors on the Board is currently fixed at seven (7), two (2) of which comprise Class I whose terms will expire at the 2021 Annual Meeting of Stockholders. Except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Action by Stockholders

The MGCL provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting (unless the charter permits consent by the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting, which our charter does not). These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the Board of Directors and the proposal of other business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of the Board of Directors or (c) by a stockholder who is a stockholder of record both at the time of giving notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the Board of Directors at a special meeting may be made only (i) by or at the direction of the Board of Directors or (ii) provided that has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our Board of Directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders who are stockholders of record at the time of the request and are entitled to cast not less than 10% of all the votes entitled to be cast on such matter at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.

 Under our charter, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, an amendment to our charter that requires stockholder approval, a merger, or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business, must generally be approved by the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter. Notwithstanding the foregoing, (i) amendments to our charter to make our common stock a “redeemable security” or to convert the Company, whether by merger or otherwise, from a closed-end company to an open-end company, and (ii) the dissolution of the Company each must be approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter.

Our charter and bylaws provide that the Board of Directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Our charter provides that the stockholders may, upon the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter,

Amend the charter (other than as described above); or

Remove the Adviser and elect a new investment adviser.

Without the approval of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter, our Board of Directors may not:

•	Amend the charter in a manner that adversely affects the interests of our stockholders;

•	Except as permitted by our charter, permit our Adviser to voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our stockholders;

•	Appoint a new investment adviser;

•	Unless otherwise permitted by law, sell all or substantially all of our assets other than in the ordinary course of business; or

•	Unless otherwise permitted by law, approve a merger or similar reorganization of our Company.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Control Share Act defined and discussed below, as permitted by the MGCL, our stockholders will not be entitled to exercise appraisal rights unless our Board of Directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.

Tender Offers

Our charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with most of the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. If the offeror does not comply with the provisions set forth above, we will have the right to redeem that offeror’s shares, if any, and any shares acquired in such tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.

Restrictions on Roll-Up Transactions

In connection with a proposed “roll-up transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of our assets from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with our Adviser or any affiliate of our Adviser and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us. If the appraisal will be included in a prospectus used to offer the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, the appraisal will be filed with the SEC and the states in which the securities are being registered as an exhibit to the registration statement for the offering. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our stockholders. We will include a summary of the independent appraisal, indicating all material assumptions underlying the appraisal, in a report to the stockholders in connection with a proposed roll-up transaction.

In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to common stockholders who vote against the proposal a choice of: (1) accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or (2) one of the following: (i) remaining stockholders and preserving their interests in us on the same terms and conditions as existed previously; or (ii) receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed roll-up transaction: (a) which would result in common stockholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in our charter, including rights with respect to the amendment of the charter and our merger or sale of all or substantially all of our assets; (b) which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor; (c) in which our common stockholders’ rights to access of records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in our charter; or (d) in which we would bear any of the costs of the roll-up transaction if our common stockholders reject the roll-up transaction.

Control Share Acquisitions

The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Act. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the Board of Directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at time in the future. However, we will amend our bylaws to be subject to the Control Share Act only if the Board of Directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act. The SEC staff has issued informal guidance setting forth its position that, if a closed-end investment company opts in to and triggers the Control Share Act, it would not violate Section 18(i) of the 1940 Act if the determination to so by the board of directors of the closed-end investment company was taken with reasonable care on a basis consistent with other applicable duties and laws, including those to the fund and its shareholders generally.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, or the Business Combination Act. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under this statute if the Board of Directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the Board of Directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the Board of Directors prior to the time that the interested stockholder becomes an interested stockholder.

Additional Provisions of Maryland Law

Maryland law provides that a Maryland corporation that is subject to the Exchange Act and has at least three independent directors can elect by resolution of the Board of Directors to be subject to some corporate governance provisions notwithstanding any provision in the corporation’s charter and bylaws. Under the applicable statute, a Board of Directors may classify itself without the vote of stockholders. Further, the Board of Directors may, by electing into applicable statutory provisions and notwithstanding any contrary provision in the charter or bylaws:

•	provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;

•	reserve for itself the exclusive power to fix the number of directors;

•	provide that a director may be removed only by the vote of stockholders entitled to cast two-thirds of all the votes entitled to be cast generally in the election of directors; and

•	provide that all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and that any director elected to fill a vacancy will serve for the remainder of the full term of the directorship and until his or her successor is elected and qualifies.

Pursuant to our charter, we have elected to provide that all vacancies on the Board of Directors resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Such election is subject to applicable requirements of the 1940 Act and to the provisions of any class or series of preferred stock established by the board.

Reports to Stockholders

Because of our election to be regulated as a BDC, we file annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, respectively, proxy statements and other reports required by the federal securities laws with the SEC via the SEC’s EDGAR filing system. These reports are available upon filing on the SEC’s website at www.sec.gov. These reports are also available on our website at www.BDCofAmerica.com.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information (documents) electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically. In addition, promptly following the payment of distributions to stockholders of record residing in Maryland, we will send a notice to Maryland stockholders including information regarding the source(s) of such stockholder distributions.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to us or our investors on such an investment. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, financial institutions, U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar, persons who mark-to-market our shares and persons who hold our shares as part of a “straddle,” “hedge” or “conversion” transaction. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, regarding this follow-on offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

For purposes of our discussion, a “U.S. stockholder” means a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For purposes of our discussion, a “Non-U.S. stockholder” means a beneficial owner of shares of our common stock that is neither a U.S. stockholder nor a partnership (including an entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner or member of the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner in a partnership holding shares of our common stock should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. Federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We have elected to be treated as a RIC under Subchapter M of the Code commencing with our taxable year ended December 31, 2011, and intend to qualify annually thereafter as a RIC. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any income that we distribute to our stockholders from our taxable earnings and profits. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss, (the “Annual Distribution Requirement”). Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes.

Taxation as a RIC

Provided that we continue to qualify as a RIC and satisfy the Annual Distribution Requirement, we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain (which generally is defined as net long-term capital gain in excess of net short-term capital loss) that we timely distribute to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income of RICs unless we distribute in a timely manner an amount at least equal to the sum of: (1) 98% of our ordinary income for each calendar year; (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year; and (3) any income recognized, but not distributed, in preceding years and on which we paid no U.S. federal income tax.

We have also formed and expect to continue to form consolidated subsidiaries (the “Consolidated Holding Companies”). These Consolidated Holding Companies enable us to hold equity securities of portfolio companies organized as pass-through entities while continuing to satisfy the requirements of a RIC under the Code. See “Regulation” for discussion of BDC regulation and other regulatory considerations.

In order to qualify to be treated as a RIC for U.S. federal income tax purposes, we must, among other things: qualify to be treated as a BDC or be registered as a management investment company under the 1940 Act at all times during each taxable year; meet the Annual Distribution Requirement; derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock or other securities or currencies. or other income derived with respect to our business of investing in such stock, securities or currencies and net income derived from an interest in a “qualified publicly traded partnership” as defined in the Code (the “90% Income Test”); and diversify our holdings so that at the end of each quarter of the taxable year: (i) at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer (which for these purposes includes the equity securities of a “qualified publicly traded partnership”); and (ii) no more than 25% of the value of our assets is invested in the securities, other than U.S. Government securities or securities of other RICs, (i) of one issuer (ii) of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) of one or more “qualified publicly traded partnerships,” or the Diversification Tests. To the extent that we invest in entities treated as partnerships for U.S. federal income tax purposes (other than a “qualified publicly traded partnership”), we generally must include the items of gross income derived by the partnerships for purposes of the 90% Income Test, and the income that is derived from a partnership (other than a “qualified publicly traded partnership”) will be treated as qualifying income for purposes of the 90% Income Test only to the extent that such income is attributable to items of income of the partnership which would be qualifying income if realized by us directly. In addition, we generally must take into account our proportionate share of the assets held by partnerships (other than a “qualified publicly traded partnership”) in which we are a partner for purposes of the Diversification Tests.

In determining whether or not a RIC is in compliance with the Diversification Tests, the 90% Income Test and the Annual Distribution Requirement, a RIC may take into consideration certain cure provisions contained in the Code.

In order to meet the 90% Income Test, we may establish one or more special purpose corporations to hold assets from which we do not anticipate earning dividend, interest or other qualifying income under the 90% Income Test. Any investments held through a special purpose corporation would generally be subject to U.S. federal income and other taxes, and therefore we can expect to achieve a reduced after-tax yield on such investments.

We may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the Annual Distribution Requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

Furthermore, a portfolio company in which we invest may face financial difficulty that requires us to work-out, modify or otherwise restructure our investment in the portfolio company. Any such restructuring may result in unusable capital losses and future non-cash income. Any restructuring may also result in our recognition of a substantial amount of non-qualifying income for purposes of the 90% Income Test, such as cancellation of indebtedness income in connection with the work-out of a leveraged investment (which, while not free from doubt, may be treated as non-qualifying income) or the receipt of other non-qualifying income.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

Our investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Stockholders will generally not be entitled to claim a credit or deduction with respect to non-U.S. taxes paid by us.

If we purchase shares in a “passive foreign investment company,” or PFIC, we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our stockholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code, or QEF, in lieu of the foregoing requirements, we will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to it. Alternatively, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Under either election, we may be required to recognize in a year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% U.S. federal excise tax. We intend to limit and/or manage our holdings in PFICs to minimize our liability for any taxes and related interest charges. In addition, income required to be included as a result of a QEF election would be qualifying income for purposes of the 90% Income Test if we receive a distribution of such income from the PFIC in the same taxable year to which the inclusion relates, or if the included income is derived with respect to our business of investing.

Under Section 988 of the Code, gain or loss attributable to fluctuations in exchange rates between the time we accrue income, expenses, or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gain or loss on foreign currency forward contracts and the disposition of debt denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation — Qualifying Assets” and “— Senior Securities.” Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or to avoid the excise tax, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

If we fail to satisfy the Annual Distribution Requirement or otherwise fail to qualify as a RIC in any taxable year, we will be subject to tax in that year on all of our taxable income, regardless of whether we make any distributions to our stockholders. In that case, all of such income will be subject to corporate-level U.S. federal income tax, reducing the amount available to be distributed to our stockholders. See “Risk Factors — Failure To Obtain RIC Tax Treatment.”

As a RIC, we are not allowed to carry forward or carry back a net operating loss for purposes of computing our investment company taxable income in other taxable years. U.S. federal income tax law generally permits a RIC to carry forward (i) the excess of its net short-term capital loss over its net long-term capital gain for a given year as a short-term capital loss arising on the first day of the following year and (ii) the excess of its net long-term capital loss over its net short-term capital gain for a given year as a long-term capital loss arising on the first day of the following year. However, future transactions we engage in may cause our ability to use any capital loss carryforwards, and unrealized losses once realized, to be limited under Section 382 of the Code. Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not be qualifying income for purposes of the 90% Income Test. We will monitor our transactions and may make certain tax elections in order to mitigate the effect of these provisions.

As described above, to the extent that we invest in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes, the effect of such investments for purposes of the 90% Income Test and the Diversification Tests will depend on whether or not the partnership is a “qualified publicly traded partnership” (as defined in the Code). If the partnership is a “qualified publicly traded partnership,” the net income derived from such investments will be qualifying income for purposes of the 90% Income Test and will be “securities” for purposes of the Diversification Tests. If the partnership, however, is not treated as a “qualified publicly traded partnership,” the consequences of an investment in the partnership will depend upon the amount and type of income of the partnership allocable to us and our proportionate share of the underlying assets of the partnership. The income derived from such investments may not be qualifying income for purposes of the 90% Income Test and, therefore, could adversely affect our qualification as a RIC. We intend to monitor our investments in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes to prevent our disqualification as a RIC.

We may invest in preferred securities or other securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the tax treatment of such securities or the income from such securities differs from the expected tax treatment, it could affect the timing or character of income recognized, requiring us to purchase or sell securities, or otherwise change our portfolio, in order to comply with the tax rules applicable to RICs under the Code.

Taxation of U.S. Stockholders

Whether an investment in shares of our common stock is appropriate for a U.S. stockholder will depend upon that person’s particular circumstances. An investment in shares of our common stock by a U.S. stockholder may have adverse tax consequences. The following summary generally describes certain U.S. federal income tax consequences of an investment in shares of our common stock by taxable U.S. stockholders and not by U.S. stockholders that are generally exempt from U.S. federal income taxation. U.S. stockholders should consult their own tax advisors before making an investment in our common stock.

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gain. Distributions of our “investment company taxable income” (which is, generally, our ordinary income excluding net capital gain) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to noncorporate U.S. stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions generally will be eligible for taxation at rates applicable to “qualifying dividends” (at a maximum tax rate of 20%) provided that we properly report such distribution as “qualified dividend income” and certain holding period and other requirements are satisfied. In this regard, it is not anticipated that a significant portion of distributions paid by us will be attributable to qualifying dividends; therefore, our distributions generally will not qualify for the preferential rates applicable to qualified dividend income. Distributions of our net capital gain (which is generally our net long-term capital gain in excess of net short-term capital loss) properly reported by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gain (at a maximum rate of 20% in the case of individuals, trusts or estates), regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our current and accumulated earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gain to such U.S. stockholder.

U.S. Stockholders who receive distributions in the form of stock generally are subject to the same federal income tax consequences as are stockholders who elect to receive their distributions in cash. The U.S. stockholder will have an adjusted tax basis in the additional shares of our common stock purchased through the plan equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

Although we currently intend to distribute any long-term capital gain at least annually, we may in the future decide to retain some or all of our long-term capital gain, but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its proportionate share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for his, her or its common stock. Since we expect to pay tax on any retained capital gain at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on net capital gain, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in any such month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

We may have the ability to declare a large portion of a distribution in shares of our common stock to satisfy the Annual Distribution Requirement. If a portion of such distribution is paid in cash (which portion may be as low as 20% based on certain public and private rulings issued by the IRS) and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits will be treated as a dividend for U.S. federal income tax purposes. As a result, U.S. stockholders will be taxed on the distribution as if the entire distribution was cash distribution, even though most of the distribution was paid in shares of our common stock.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of his, her or its investment.

A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year.

Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other substantially identical shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. The ability to otherwise deduct capital loss may be subject to other limitations under the Code.

In general, U.S. stockholders taxed at individual rates currently are subject to a maximum U.S. federal income tax rate of 20% on their recognized net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by such U.S. stockholders. In addition, individuals with modified adjusted gross incomes in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income.

Noncorporate stockholders with net capital loss for a year (which we define as capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital loss of a noncorporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital loss for a year, but may carry back such losses for three years or carry forward such losses for five years.

If we are not a publicly offered regulated investment company for any period, a non-corporate shareholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional dividend to the shareholder and will be deductible by such shareholder only to the extent permitted under the limitations described below. A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. For non-corporate shareholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a nonpublicly offered regulated investment company, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible only to individuals to the extent they exceed 2% of such a shareholder’s adjusted gross income, and are not deductible for alternative minimum tax (“AMT”) purposes. While we anticipate that we will constitute a publicly offered regulated investment company after our first tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

We (or the applicable withholding agent) will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal income tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 20% maximum rate). Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to qualifying dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

We (or the applicable withholding agent) may be required to withhold U.S. federal income tax, or backup withholding, from all distributions to any noncorporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Backup withholding tax is not an additional tax, and any amount withheld may be refunded or credited against the U.S. stockholder’s U.S. federal income tax liability, provided that proper information is timely provided to the IRS.

Under U.S. Treasury regulations, if a stockholder recognizes a loss with respect to shares of our stock of $2 million or more for a noncorporate stockholder or $10 million or more for a corporate stockholder in any single taxable year (or a greater loss over a combination of years), the stockholder must file with the IRS a disclosure statement on Internal Revenue Service Form 8886 (or successor form). Direct stockholders of portfolio securities in many cases are excepted from this reporting requirement, but under current guidance, stockholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. Stockholders should consult their own tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Taxation of Non-U.S. Stockholders

Whether an investment in the shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our common stock.

Distributions of our “investment company taxable income” to Non-U.S. stockholders that are not “effectively connected” with a U.S. trade or business carried on by the Non-U.S. stockholder, will generally be subject to withholding of U.S. federal income tax at a rate of 30% (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits, unless an applicable exception applies. However, we generally are not required to withhold any amounts with respect to distributions of (i) U.S.-source interest income that would not have been subject to withholding of U.S. federal income tax if they had been earned directly by a Non-U.S. stockholder, and (ii) net short-term capital gains in excess of net long-term capital losses that would not have been subject to withholding of U.S. federal income tax if they had been earned directly by a Non-U.S. stockholder, in each case only to the extent that such distributions are properly reported by us as “interest-related dividends” or “short-term capital gain dividends,” as the case may be, and certain other requirements are met. No certainty can be provided that any of our distributions would be reported as eligible for this exception.

Actual or deemed distributions of our net capital gain to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, that are not effectively connected with a U.S. trade or business carried on by the Non-U.S. stockholder, will generally not be subject to U.S. Federal withholding tax and generally will not be subject to U.S. federal income tax unless the Non-U.S. stockholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. However, withholding of U.S. federal income tax at a rate of 30% on capital gain of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% U.S. Federal withholding tax.

If we distribute our net capital gain in the form of deemed rather than actual distributions (which we may do in the future), a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gain deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

Distributions of our “investment company taxable income” and net capital gain (including deemed distributions) to Non-U.S. stockholders, and gains realized by Non-U.S. stockholders upon the sale of our common stock that is “effectively connected” with a U.S. trade or business carried on by the Non-U.S. stockholder (or if an income tax treaty applies, attributable to a “permanent establishment” in the United States), will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Corporate Non-U.S. stockholders may also be subject to an additional branch profits tax at a rate of 30% imposed by the Code (or lower rate provided by an applicable treaty). In the case of a non-corporate Non-U.S. stockholder, we may be required to withhold U.S. federal income tax from distributions that are otherwise exempt from withholding tax (or taxable at a reduced rate) unless the Non-U.S. stockholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

We may have the ability to declare a large portion of a distribution in shares of our common stock to satisfy the Annual Distribution Requirement. If a portion of such dividend is paid in cash (which portion may be as low as 20% under certain public and private rulings issued by the IRS) and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits will be treated as a dividend for U.S. federal income tax purposes. As a result, non-U.S. stockholders will be taxed on the distribution as if the entire distribution was cash distribution, even though most of the distribution was paid in shares of our common stock.

The tax consequences to a Non-U.S. stockholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. stockholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in our shares.

A Non-U.S. stockholder who is a nonresident alien individual may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions (“FFIs”) unless such FFIs either (i) enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement (“IGA”) with the United States to collect and share such information and are in compliance with the terms of such IGA and any enabling legislation or regulations. The types of income subject to the tax include U.S. source interest and dividends. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not FFIs unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of a Non-U.S. Stockholder and the status of the intermediaries through which they hold their shares, Non-U.S. Stockholder could be subject to this 30% withholding tax with respect to distributions on their shares and proceeds from the sale of their shares. Under certain circumstances, a Non-U.S. Stockholder might be eligible for refunds or credits of such taxes.

 Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure To Obtain RIC Tax Treatment

If we were unable to obtain tax treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions would generally be taxable to our stockholders as dividend income to the extent of our current and accumulated earnings and profits (in the case of noncorporate U.S. stockholders, at a maximum rate applicable to qualified dividend income of 20%). Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain.

If we fail to meet the RIC requirements for more than two consecutive years and then seek to re-qualify as a RIC, we would be required to recognize gain to the extent of any unrealized appreciation in our assets unless we made a special election to pay corporate-level U.S. federal income tax on any such unrealized appreciation during the succeeding five-year period.

Possible Legislative or Other Actions Affecting Tax Considerations

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in our stock may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process any by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in our stock.

The discussion set forth herein does not constitute tax advice, and potential investors should consult their own tax advisors concerning the tax considerations relevant to their particular situation.

REGULATION

We have elected to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates, principal underwriters and the affiliates of those affiliates or underwriters. The 1940 Act also requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of (i) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (ii) 50% of our voting securities.

We are generally not able to issue and sell our common stock at a price below net asset value per share. See “Risk Factors - Risks Related to Business Development Companies - Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth. ” We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then current net asset value of our common stock if our Board of Directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

As a BDC, we may be examined periodically by the SEC for compliance with the 1940 Act. Our Adviser is a registered investment adviser and is also subject to examination by the SEC.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Asset Coverage

We are only allowed to borrow money such that our asset coverage, which, as defined in the 1940 Act, measures the ratio of total assets less total liabilities not represented by senior securities to total borrowings, equals at least 200% after such borrowing, with certain limited exceptions. Although the SBCAA amended the 1940 Act to permit BDCs to incur increased leverage if certain conditions are met, we do not presently intend to avail ourselves of the increased leverage limits permitted by the SBCAA. If we were to avail ourselves of the increased leverage permitted by the SBCAA, this would effectively allow us to double our leverage, which would increase leverage risk and expenses. We may use borrowed funds, known as “leverage,” to make investments and to attempt to increase returns to our stockholders by reducing our overall cost of capital. We currently have credit facilities with Wells Fargo, JPM, MassMutual and Citi and have sold $310.0 million in aggregate principal of unsecured notes.

Qualifying assets

As a BDC, we are required to comply with certain regulatory requirements. For instance, we have to invest at least 70% of our total assets in “qualifying assets,” including securities of U.S. operating companies whose securities are not listed on a national securities exchange, U.S. operating companies with listed securities that have equity market capitalizations of less than $250 million, cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less.

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are any of the following:

1.          Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

a.             is organized under the laws of, and has its principal place of business in, the United States;

b.             is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

c.             satisfies any of the following:

i.          does not have any class of securities that is traded on a national securities exchange;

ii.          has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

iii.          is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company; or

iv.         is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million

2.          Securities of any eligible portfolio company that we control.

3.          Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

4.          Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

5.          Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

6.          Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Temporary investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the diversification tests in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Significant managerial assistance to portfolio companies

A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in “Regulation-Qualifying assets” above. BDCs generally must offer to make available to the issuer of the securities significant managerial assistance, except in circumstances where either (i) the BDC controls such issuer of securities or (ii) the BDC purchases such securities in conjunction with one or more other persons acting together and one of the other persons in the group makes available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Indebtedness and Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provision to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors - Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth. ”

Code of Ethics

We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements.

Our code of ethics is posted on our website at http://www.bdcofamerica.com and was filed with the SEC as an exhibit to our registration statement. In addition, the code of ethics is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.

Compliance Policies and Procedures

We and our Adviser have adopted and implemented written policies and procedures reasonably designed to prevent violation of the federal securities laws, and our Board of Directors is required to review these compliance policies and procedures annually to assess their adequacy and the effectiveness of their implementation. We have designated Guy F. Talarico as our chief compliance officer.

Proxy Voting Policies and Procedures

We delegate our proxy voting responsibility to our Adviser. The proxy voting policies and procedures that our Adviser follows are set forth below and are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act. The guidelines will be reviewed periodically by our Adviser and our non-interested directors, and, accordingly, are subject to change.

Introduction

As an investment adviser registered under the Advisers Act, our Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for the investment advisory clients of our Adviser are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

Our Adviser will vote proxies relating to our securities in the best interest of its clients’ stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote to determine its impact on the portfolio securities held by its clients. Although our Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of our Adviser are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how our Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy Voting Records

You may obtain information, without charge, regarding how our Adviser voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Financial Officer, 9 West 57th Street, 49th Floor, Suite 4920, New York, New York, 10019.

Other

We will be periodically examined by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a business development company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Securities Exchange Act and Sarbanes-Oxley Act Compliance

We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act of 2002, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. For example:

•	pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer are required to certify the accuracy of the financial statements contained in our periodic reports;

•	pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and

•	pursuant to Rule 13a-15 of the Exchange Act, our management is required to prepare a report regarding its assessment of our internal control over financial reporting.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

PLAN OF DISTRIBUTION

Pursuant to the DRIP, we reinvest all Distributions declared by our Board of Directors on behalf of investors who do not elect to receive their Distributions in cash. As a result, if our Board of Directors declares a Distribution, then stockholders who have not elected to “opt out” of the DRIP will have their Distributions automatically reinvested in additional shares of our common stock at a price equal to NAV per share as estimated in good faith by us on the payment date. The timing and amount of any future Distributions to stockholders are subject to applicable legal restrictions and the sole discretion of our Board of Directors. The direct stock purchase feature of the Plan is intended to provide existing holders of our common stock with a convenient and economical method to purchase shares of our common stock and will be described in more detail in a separate prospectus supplement. See “Distribution Reinvestment and Direct Stock Purchase Plan.”

LIQUIDITY STRATEGY

We intend to explore a potential liquidity event for our stockholders between five and seven years following the completion of our offering stage. However, we may determine to explore or complete a liquidity event sooner than between five and seven years following the completion of our offering stage. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or (3) a merger or another transaction approved by our Board of Directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the above scenarios as “liquidity events.” While our intention is to seek to explore a potential liquidity event between five and seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in our best interest, our Board of Directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our securities on a national securities exchange in the future, at that time we may consider either an internal or an external management structure.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

SHARE REPURCHASE PROGRAM

We may, but do not currently intend to, list our securities on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors.

To provide our stockholders with limited liquidity, we intend to conduct annual tender offers pursuant to our share repurchase program. The first such tender offer commenced in September 2012 and the repurchase occurred in connection with our October 1, 2012 closing. The following table reflects certain information regarding the tender offers that we have conducted to date:

Offer Date	Repurchase Date	Shares Tendered	Shares Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares (in thousands)
September 12, 2012	October 8, 2012	-	-	$9.71	$-
December 13, 2012	January 15, 2013	46,975	10,732	$9.90	$106.22
March 27, 2013	April 25, 2013	29,625	29,625	$10.18	$301.58
July 15, 2013	August 13, 2013	30,365	30,365	$10.18	$308.97
October 22, 2013	November 21, 2013	55,255	55,255	$10.36	$572.44
February 4, 2014	March 6, 2014	68,969	68,969	$10.36	$714.52
June 6, 2014	July 11, 2014	117,425	117,425	$10.36	$1,216.38
August 7, 2014	September 10, 2014	111,854	111,854	$10.36	$1,158.80
December 19, 2014	January 23, 2015	313,101	313,101	$10.36	$3,243.73
March 16, 2015	April 15, 2015	162,688	162,688	$10.36	$1,685.45
June 26, 2015	July 31, 2015	533,527	533,527	$9.72	$5,185.88
September 18, 2015	October 20, 2015	728,874	728,874	$9.53	$6,946.17
December 23, 2015	January 25, 2016	7,375,871	3,053,869	$9.22	$28,156.67
July 26, 2016	December 31, 2016	17,004,354	6,715,864	$8.58	$57,622.10
June 8, 2017	July 6, 2017	11,747,753	3,433,482	$8.52	$28,576.26
December 19, 2017	January 19, 2018	21,521,235	2,547,524	$8.31	$21,350.21
June 15, 2018	July 16, 2018	20,864,620	2,348,835	$8.26	$19,401.38
December 14, 2018	January 18, 2019	21,586,074	2,241,000	$8.20	$18,376.18
June 18, 2019	July 23, 2019	31,263,410	2,199,337	$7.96	$17,506.70
December 17, 2019	January 27, 2020	37,389,681	2,115,276	$7.75	$16,698.90

We will continue to offer to repurchase shares on such terms as may be determined by our Board of Directors in its complete and absolute discretion unless, in the judgment of the independent directors of our Board of Directors, such repurchases would not be in our best interests or would violate applicable law. Under the MGCL, a Maryland corporation generally may not make a distribution to stockholders, including pursuant to our repurchase program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness in the ordinary course or (ii) the corporation’s total assets would be less than the sum of its total liabilities plus, unless the charter provides otherwise, preferential amounts payable on dissolution with respect to senior stock. We have and anticipate continuing to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 of the Exchange Act and the 1940 Act.

As of September 30, 2020, the Company had repurchased a cumulative 27.9 million shares of common stock through its share repurchase program for payments of $239.7 million. As of December 31, 2019, the Company had repurchased a cumulative 25.6 million shares of common stock through its share repurchase program for payments of $222.2 million. Through December 31, 2018, the Company had repurchased an aggregate of 21.2 million shares of common stock for payments of $185.9 million.

The board also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

•	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);

•	the liquidity of our assets (including fees and costs associated with disposing of assets);

•	our investment plans and working capital requirements;

•	the relative economies of scale with respect to our size;

•	our history in repurchasing shares or portions thereof; and

•	the condition of the securities markets.

We currently intend to limit the number of shares that we offer to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under the DRIP. At the discretion of our Board of Directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, we do not expect to offer to repurchase shares in any calendar year in excess of 10% of the weighted average number of shares outstanding in the prior calendar year. We will offer to repurchase such shares on each date of repurchase at a price equal to our net asset value per share as most recently disclosed on our quarterly report on Form 10-Q or annual report on Form 10-K. In order to do so, we sought and subsequently received an exemptive order from the SEC pursuant to Regulation M of the Exchange Act on August 8, 2012. If you wish to tender your shares to be repurchased, you must either tender at least 25% of the shares you purchased in the offering or all of the shares that you own. If you choose to tender only a portion of your shares, you must maintain a minimum balance of $1,000 worth of shares of common stock following a tender of shares for repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the 1940 Act.

The Board of Directors will require that we repurchase shares or portions thereof from you pursuant to written tenders only on terms they determine to be fair to us and to all of our stockholders. Repurchases of your shares by us will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written tenders of shares from our stockholders.

When the Board of Directors determines that we will offer to repurchase shares or fractions thereof, tender offer materials will be provided to you describing the terms thereof, and containing information you should consider in deciding whether and how to participate in such repurchase opportunity.

Any tender offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our stockholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our stockholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

In order to submit shares to be tendered, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, stockholders may withdraw their tenders by submitting a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time prior to 40 business days following the expiration of the tender offer.

We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction.

In the event that our Adviser or any of its affiliates holds shares in the capacity of a stockholder, any such affiliates may tender shares for repurchase in connection with any repurchase offer we make on the same basis as any other stockholder, except for the initial capital contribution of our Adviser, our Adviser will not tender its shares for repurchase as long as our Adviser remains our investment adviser.

REDEMPTION AND TRANSFER

Transfer on death designation . You have the option of placing a transfer on death, or TOD, designation on your shares purchased in this follow-on offering. A TOD designation transfers ownership of your shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the shares. However, this option is not available to residents of Louisiana, Puerto Rico, Texas or the Virgin Islands. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return the transfer on death form available upon request to us in order to effect the designation.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by U.S. Bank National Association whose address is 425 Walnut Street, Cincinnati, Ohio, 45202-3923. DST Systems, Inc. acts as our transfer agent, plan administrator, distribution paying agent and registrar. The principal business address of DST Systems, Inc., 430 W. 7th Street, Kansas City, MO 64105, 844-785-4393.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to infrequently use brokers in the normal course of our business. Subject to policies established by our Board of Directors, our Adviser will be primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Adviser does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Adviser will generally seek reasonably competitive trade execution costs, they will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Dechert LLP, Boston, MA.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP is an independent registered public accounting firm and is located at 5 Times Square, New York, NY 10036. The consolidated financial statements of Business Development Corporation of America as of December 31, 2019 and 2018, and each of the three years in the period ended December 31, 2019, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. The SEC maintains an Internet website that contains reports, proxy and information statements and other information filed electronically by us with the SEC at http:// www.sec.gov. Our Internet address is http://www.bdcofamerica.com. We make available free of charge on our Internet website our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

PRIVACY NOTICE

Committed To Protecting Your Privacy

We do not disclose any Client Information (as defined below) except as permitted or required by law. We do not sell or disclose any Client Information to any third parties for their independent use. The sections that follow will describe our information collection and sharing practices and the safeguards we use to protect your non-public personal information.

We Collect Information That May Include (the “Client Information”):

•	Information that we receive from you personally on applications, forms, or other correspondence, or from our website, such as your name, address, phone number, social security number and email address.

•	Information about your transactions with us, such as your account holdings and transaction history.

•	Information we receive about you from third parties, such as transfer agents, custodians, financial institutions and service bureaus.

We Limit Client Information Sharing, Use and Disclosure

We use Client Information to provide quality investment products and services to our customers. For example, this information enables us to serve and administer your accounts with efficiency and accuracy.

We do not disclose any Client Information except in selected situations as permitted or required by law. In particular, we disclose some or all of your Client Information under the following circumstances:

•	When requested by you;

•	When necessary, in our opinion, to verify or complete a transaction initiated by you;

•	When complying with federal or state law, regulation or a federal, state or other court of government order or request, such as part of an investigation or other legal process; and

•	In connection with any merger or consolidation of investment products distributed through RCS Capital (the “Products”) with, or sale of, all or substantially all of the assets of the Products to a third party in each case, as approved by the Board of Directors and shareholders, as applicable, of such Product.

The Client Information described above may be shared by us with selected affiliated- and non-affiliated vendors and service providers, in each case pursuant to applicable intercompany management, services, distribution and other related written agreements and in compliance with appropriate procedural safeguards to protect the confidentiality of such Client Information. The sharing of Client Information with non-affiliated third parties is carefully limited to individuals who have been informed of the confidential nature of such information and who agree to keep such information confidential, as described in this section.

In connection with the ordinary course execution of our business strategy, we may disclose Client Information to the following types of third parties:

•	Financial service providers that assist us in servicing your accounts, such as distributors of the Products and investment programs (including Realty Capital Securities, LLC, a FINRA-registered wholesale broker-dealer, and affiliated and third party providers of transfer agency services.

•	Non-financial companies, such as service providers, that fulfill product information requests or maintain our website.

•	Others, such as joint account holders and those with whom you have consented in writing to our sharing your Client Information.

In addition, we may share the Client Information with other companies with whom we have teamed through a joint marketing agreement to provide you with a particular benefit or service.

We Protect Client Information About Former Investors

If you terminate your relationship with us, we will continue to adhere to the privacy policies and practices provided in this notice and will retain all collected Client Information in accordance with federal and state law.

We have Safeguards In Place

We have what we believe are reasonable and appropriate physical, electronic and procedural safeguards in place to protect the confidentiality, security and integrity of your Client Information.

We restrict access to Client Information to those who need that information in order for us to provide the Products and our services to you.

Our Commitment To You

We value the trust of our investors, our clients and their shareholders, and our peers and partners in the financial community and will continue to recognize the importance of holding all Client Information as confidential.

We will maintain accurate Client Information and respond promptly to customer requests to correct information.

We will require companies with whom we do business to use Client Information appropriately and to safeguard the confidentiality of such information.

We appreciate the opportunity to serve your investment needs. We pledge to follow the policies, safeguards and guidelines as described in this Privacy Notice to protect the confidentiality of your Client Information. Your relationship is very important to us and we will take great care to honor these commitments to you.

This Privacy Notice applies to individuals and covers information in connection with consumer transactions. In compliance with government regulations, we provide this Privacy Notice at the time the customer relationship commences, and to the extent required by law, annually and during the year in which the relationship exits. If we change our policies or practices, we will update this Privacy Notice.

If you would like to contact us about this Privacy Notice or any data privacy or confidentiality issues, below is our contact information:

Secretary

9 West 57th Street, 49th Floor, Suite 4920

New York, NY 10019

(212) 588-6770

 MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation of our annual consolidated financial statements, management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management's assessment included an evaluation of the design of our internal control over financial reporting. Based on this evaluation, we have concluded that, as of December 31, 2019, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Business Development Corporation of America

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of assets and liabilities of Business Development Corporation of America (the Company), including the consolidated schedules of investments, as of December 31, 2019 and 2018, the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of their operations, changes in their net assets, and their cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 2019 and 2018, by correspondence with the custodian, brokers or the underlying investee or by other appropriate auditing procedures where replies from brokers were not received. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2017.

New York, NY

March 20, 2020

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(dollars in thousands except share and per share data)

	December 31,
	2019	2018
ASSETS
Investments, at fair value:
Control Investments, at fair value (amortized cost of $358,570 and $323,392, respectively)	$406,517	$307,680
Affiliate Investments, at fair value (amortized cost of $175,470 and $231,107, respectively)	129,526	176,560
Non-affiliate Investments, at fair value (amortized cost of $2,105,602 and $1,925,833, respectively)	2,010,141	1,850,474
Investments, at fair value (amortized cost of $2,639,642 and $2,480,332, respectively)	2,546,184	2,334,714
Cash and cash equivalents	46,470	96,692
Interest and dividends receivable	17,047	22,203
Receivable for unsettled trades	27,895	6,208
Prepaid expenses and other assets	2,934	2,514
Unrealized appreciation on forward currency exchange contracts	—	993
Total assets	$2,640,530	$2,463,324

LIABILITIES
Debt (net of deferred financing costs of $11,288 and $12,156, respectively)	$1,083,754	$884,522
Stockholder distributions payable	10,503	10,506
Management fees payable	10,098	9,711
Incentive fee on income payable	6,513	5,690
Accounts payable and accrued expenses	14,765	15,153
Payable for unsettled trades	40,347	32,921
Interest and debt fees payable	11,425	12,008
Payable for common stock repurchases	—	5
Directors’ fees payable	54	89
Unrealized depreciation on forward currency exchange contracts	388	—
Total liabilities	1,177,847	970,605
Commitments and contingencies (Note 7)

NET ASSETS
Preferred stock, $.001 par value, 50,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.001 par value, 450,000,000 shares authorized; 215,850,546 issued and 190,207,517 outstanding at December 31, 2019,and 211,476,760 issued and 190,324,059 outstanding at December 31, 2018	190	190
Additional paid in capital	1,847,312	1,811,970
Total distributable loss	(384,819)	(323,127)
Total net assets attributable to Business Development Corporation of America	1,462,683	1,489,033
Net assets attributable to non-controlling interest	—	3,686
Total net assets	1,462,683	1,492,719

Total liabilities and net assets	$2,640,530	$2,463,324

Net asset value per share attributable to Business Development Corporation of America	$7.69	$7.82

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands except share and per share data)

	For the years ended December 31,
	2019	2018	2017
Investment income:
From control investments
Interest income	$22,817	$22,349	$24,648
Dividend income	14,850	10,263	11,938
Fee and other income	5	20	—
Total investment income from control investments	37,672	32,632	36,586
From affiliate investments
Interest income	12,765	18,714	18,015
Dividend income	4,482	3,566	2,932
Fee and other income	35	10	116
Total investment income from affiliate investments	17,282	22,290	21,063
From non-affiliate investments
Interest income	182,885	175,196	158,626
Dividend income	1,773	1,161	639
Fee and other income	3,602	4,772	6,544
Total investment income from non-affiliate investments	188,260	181,129	165,809
Interest from cash and cash equivalents	1,291	961	362
Total investment income	244,505	237,012	223,820
Operating expenses:
Management fees	39,837	39,828	39,068
Incentive fee on income	27,062	21,681	19,707
Interest and debt fees	55,312	55,270	43,851
Professional fees	3,553	6,048	4,726
Other general and administrative	6,911	7,256	7,047
Administrative services	788	789	807
Insurance	105	108	11
Directors’ fees	909	1,017	944
Total expenses	134,477	131,997	116,161

Income tax expense, including excise tax	1,771	1,605	1,619
Net investment gain attributable to non-controlling interests	9	25	29
Net investment income	108,248	103,385	106,011

Realized and unrealized gain (loss):
Net realized gain (loss)
Control investments	(41,367)	460	(1,702)
Affiliate investments	(21,341)	(39,852)	(20,019)
Non-affiliate investments	(2,534)	15,458	(31,414)
Net realized gain (loss) on foreign currency transactions	717	(376)	—
Total net realized loss	(64,525)	(24,310)	(53,135)

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands except share and per share data)

	For the years ended December 31,
	2019	2018	2017
Net change in unrealized appreciation (depreciation) on investments
Control investments	68,265	8,897	(1,033)
Affiliate investments	7,652	5,538	75
Non-affiliate investments	(23,757)	(64,948)	27,308
Net change in deferred taxes	987	(469)	(866)
Total net change in unrealized appreciation (depreciation) on investments, net of deferred taxes	53,147	(50,982)	25,484
Net change in unrealized appreciation (depreciation) attributable to non-controlling interests	(3,017)	(840)	29
Net change in unrealized appreciation (depreciation) from forward currency exchange contracts	(1,381)	993	—
Net realized and unrealized loss	(15,776)	(75,139)	(27,622)
Net increase in net assets resulting from operations	$92,472	$28,246	$78,389
Per share information - basic and diluted
Net investment income	$0.57	$0.57	$0.59
Net increase in net assets resulting from operations	$0.49	$0.16	$0.44
Weighted average shares outstanding	189,940,267	180,861,382	179,179,656

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(dollars in thousands except share and per share data)

	For the years ended December 31,
	2019	2018	2017
Operations:
Net investment income	$108,248	$103,385	$106,011
Net realized loss from investments	(65,242)	(23,934)	(53,135)
Net realized gain (loss) on foreign currency transactions	717	(376)	—
Net change in unrealized appreciation (depreciation) on investments	52,160	(50,513)	26,350
Net change in deferred taxes	987	(469)	(866)
Net change in unrealized appreciation (depreciation) attributable to non-controlling interests	(3,017)	(840)	29
Net change in unrealized appreciation (depreciation) from forward currency exchange contracts	(1,381)	993	—
Net increase in net assets resulting from operations	92,472	28,246	78,389
Stockholder distributions:
Distributions	(123,465)	(117,578)	(135,850)
Net decrease in net assets from stockholder distributions	(123,465)	(117,578)	(135,850)
Capital share transactions:
Issuance of common stock, net of issuance costs	—	90,000	—
Acquisition of non-controlling interest	6,024	—	—
Reinvestment of stockholder distributions	34,905	38,983	52,455
Repurchases of common stock	(36,286)	(42,313)	(30,212)
Net increase in net assets from capital share transactions	4,643	86,670	22,243
Total decrease in net assets, before non-controlling interest	(26,350)	(2,662)	(35,218)
Increase (decrease) in non-controlling interest	(3,686)	865	—
Total decrease in net assets	(30,036)	(1,797)	(35,218)
Net assets at beginning of year	1,492,719	1,494,516	1,529,734
Net assets at end of year	$1,462,683	$1,492,719	$1,494,516
Net asset value per common share attributable to Business Development Corporation of America	$7.69	$7.82	$8.30
Common shares outstanding at end of year	190,207,517	190,324,059	179,733,998

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	For the years ended December 31,
	2019	2018	2017
Operating activities:
Net increase in net assets resulting from operations	$92,472	$28,246	$78,389
Adjustments to reconcile net increase in net assets from operations to net cash provided by (used in) operating activities:
Payment-in-kind interest income	(5,209)	(5,516)	(6,963)
Net accretion of discount on investments	(9,210)	(8,685)	(8,237)
Amortization of deferred financing costs	3,586	3,265	2,525
Amortization of discount on unsecured notes	563	522	321
Sales and repayments of investments	786,830	1,211,102	980,929
Purchases of investments	(996,963)	(1,102,539)	(1,101,954)
Net realized loss from investments	65,242	23,934	53,135
Net realized (gain) loss on foreign currency transactions	(717)	376	—
Net change in unrealized (appreciation) depreciation on investments	(52,160)	50,513	(26,350)
Net change in unrealized (appreciation) depreciation from forward currency exchange contracts	1,381	(993)	—
(Increase) decrease in operating assets:
Interest and dividends receivable	5,156	(661)	7,066
Receivable for unsettled trades	(21,687)	15,201	(17,116)
Prepaid expenses and other assets	(420)	3,704	(6,166)
Increase (decrease) in operating liabilities:
Management fees payable	387	(221)	361
Incentive fee on income payable	823	1,132	1,421
Accounts payable and accrued expenses	(388)	4,016	2,683
Payable for unsettled trades	7,426	(47,626)	6,527
Interest and debt fees payable	(583)	397	2,005
Directors’ fees payable	(35)	22	(66)
Net cash provided by (used in) operating activities	(123,506)	176,189	(31,490)
Financing activities:
Proceeds from issuance of shares of common stock, net	—	90,000	—
Acquisition of non-controlling interest	6,024	—	—
Repurchases of common stock	(36,291)	(42,308)	(87,863)
Proceeds from debt	408,800	634,298	347,331
Payments on debt	(211,000)	(779,291)	(222,000)
Payments of financing costs	(2,717)	(4,495)	(8,438)
Stockholder distributions	(88,563)	(78,012)	(86,988)
Increase (decrease) in non-controlling interest	(3,686)	865	—
Net cash provided by (used in) financing activities	72,567	(178,943)	(57,958)
Net decrease in cash and cash equivalents	(50,939)	(2,754)	(89,448)
Effect of foreign currency exchange rates	717	(376)	—
Cash and cash equivalents, beginning of year	96,692	99,822	189,270
Cash and cash equivalents, end of year	$46,470	$96,692	$99,822
Supplemental information:
Interest paid during the year	$51,506	$50,983	$38,764
Taxes, including excise tax, paid during the year	$1,533	$956	$1,063
Distributions reinvested	$34,905	$38,983	$52,455

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Senior Secured First Lien Debt - 120.6% (b)
Abaco Systems Holding Corp. (c) (i)	Industrials	L+6.00% (8.01%), 12/7/2021	$23,215	$23,032	$23,215	1.6%
ABC Financial Intermediate, LLC (j)	Technology	L+4.25% (5.99%), 1/2/2025	14,603	14,550	14,493	1.0%
Accentcare, Inc. (c) (j)	Healthcare	L+5.00% (6.95%), 6/22/2026	13,472	13,347	13,346	0.9%
Acrisure, LLC (i) (j)	Financials	L+4.25% (6.19%), 11/22/2023	20,263	20,255	20,288	1.4%
AHP Health Partners, Inc. (i)	Healthcare	L+4.50% (6.30%), 6/30/2025	19,886	19,739	20,016	1.4%
Aldevron, LLC (i)	Healthcare	L+4.25% (6.19%), 10/13/2026	11,370	11,260	11,484	0.8%
Aleris International, Inc. (j)	Industrials	L+4.75% (6.55%), 2/27/2023	21,095	20,987	21,085	1.4%
Allied Universal Security Services, LLC (j)	Business Services	L+4.25% (6.05%), 7/10/2026	6,066	6,010	6,097	0.4%
Allied Universal Security Services, LLC (j)	Business Services	L+4.25% (6.05%), 7/10/2026	601	601	604	0.0%
Alvogen Pharma US, Inc. (j)	Healthcare	L+4.75% (6.55%), 12/31/2023	12,818	12,767	10,871	0.7%
AM General, LLC (c) (i)	Industrials	L+7.25% (9.31%), 12/28/2021	1,626	1,626	1,626	0.1%
American Greetings Corp. (j)	Consumer	L+4.50% (6.30%), 4/5/2024	1,723	1,698	1,690	0.1%
AMI Entertainment Network, LLC (c) (i)	Media/Entertainment	L+6.00% (7.94%), 7/21/2022	3,667	3,618	3,618	0.3%
AMI Entertainment Network, LLC (c) (i)	Media/Entertainment	L+6.00% (7.94%), 7/21/2022	12,983	12,851	12,809	0.9%
AP Gaming I, LLC (a) (j)	Gaming/Lodging	L+3.50% (5.30%), 2/15/2024	7,621	7,616	7,640	0.5%
AP NMT Acquisition B.V. (a) (j)	Media/Entertainment	L+5.75% (7.84%), 8/13/2021	5,831	5,839	5,842	0.4%
Aq Carver Buyer, Inc. (c) (i)	Business Services	L+5.00% (6.94%), 9/23/2025	9,391	8,656	9,298	0.6%
AqGen Ascensus, Inc. (j)	Business Services	L+4.00% (5.94%), 12/5/2022	9,392	9,383	9,398	0.6%
AqGen Ascensus, Inc. (j)	Business Services	L+4.25% (6.05%), 12/5/2022	7,980	7,923	8,020	0.6%
Arch Global Precision, LLC (c) (i)	Industrials	L+4.75% (6.55%), 4/1/2026	8,660	8,591	8,626	0.6%
Athenahealth, Inc. (j)	Healthcare	L+4.50% (6.40%), 2/11/2026	12,792	12,632	12,840	0.9%
Avaya Holdings Corp. (a) (j)	Technology	L+4.25% (5.99%), 12/16/2024	20,906	20,763	20,477	1.4%
Aveanna Healthcare, LLC (c) (j)	Healthcare	L+5.50% (7.30%), 3/18/2024	6,021	5,807	5,648	0.4%
Aveanna Healthcare, LLC (c) (j)	Healthcare	L+4.25% (6.05%), 3/18/2024	784	746	721	0.0%
Axiom Global, Inc. (c) (i)	Business Services	L+4.75% (6.85%), 10/1/2026	10,974	10,868	10,869	0.7%
BBB Industries, LLC (j)	Transportation	L+4.50% (6.30%), 8/1/2025	11,142	11,100	10,826	0.7%
BCP Raptor, LLC (j)	Energy	L+4.25% (6.05%), 6/24/2024	19,033	18,903	17,511	1.2%
BCP Renaissance, LLC (j)	Energy	L+3.50% (5.44%), 10/31/2024	3,420	3,408	3,022	0.2%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Black Mountain Sand, LLC (c)	Energy	L+9.00% (10.91%), 11/30/2021	$13,050	$12,946	$12,854	0.9%
Black Mountain Sand, LLC (c)	Energy	L+9.00% (11.10%), 11/30/2021	12,606	12,516	12,417	0.9%
BMC Software Finance, Inc. (j)	Technology	L+4.25% (6.05%), 10/2/2025	22,013	21,831	21,741	1.5%
Bomgar Corp. (j)	Technology	L+4.00% (5.93%), 4/18/2025	1,962	1,955	1,911	0.1%
BrightSpring Health Holdings Corp. (j)	Healthcare	L+4.50% (6.21%), 3/5/2026	4,975	4,939	4,997	0.3%
California Resources Corp. (a) (j)	Energy	L+4.75% (6.55%), 12/30/2022	12,259	12,110	10,926	0.7%
CareCentrix, Inc. (i) (j)	Healthcare	L+4.50% (6.44%), 4/3/2025	19,856	19,783	19,807	1.4%
CCW, LLC (c)	Food & Beverage	L+7.00% (8.81%), 3/22/2021	1,300	1,300	1,235	0.1%
CCW, LLC (c) (i)	Food & Beverage	L+7.00% (8.81%), 3/22/2021	26,725	26,608	25,389	1.7%
CDHA Holdings, LLC (c)	Healthcare	L+6.00% (7.95%), 8/24/2023	430	430	430	0.0%
CDHA Holdings, LLC (c)	Healthcare	L+6.00% (7.95%), 8/24/2023	553	546	553	0.0%
CDHA Holdings, LLC (c) (i)	Healthcare	L+6.00% (7.95%), 8/24/2023	15,601	15,430	15,601	1.1%
CDS U.S. Intermediate Holdings, Inc. (a) (i) (j)	Media/Entertainment	L+3.75% (5.69%), 7/8/2022	3,980	3,905	3,775	0.3%
Chloe Ox Parent, LLC (i)	Healthcare	L+4.50% (6.44%), 12/23/2024	11,478	11,394	11,406	0.8%
Clarion Events, Ltd. (a) (j)	Business Services	L+5.00% (6.91%), 9/30/2024	10,393	10,233	10,172	0.7%
Clover Technologies Group, LLC (c) (j)	Industrials	L+6.50% (8.30%), 5/8/2020	8,603	8,598	2,882	0.2%
CLP Health Services, Inc. (i)	Healthcare	L+5.00% (6.80%), 12/31/2026	9,480	9,338	9,409	0.6%
Cold Spring Brewing, Co. (c) (i)	Food & Beverage	L+4.75% (6.55%), 12/19/2025	9,888	9,789	9,789	0.7%
Community Care Health Network, LLC (j)	Healthcare	L+4.75% (6.55%), 2/17/2025	5,076	5,062	4,999	0.3%
CONSOL Energy, Inc. (a) (c) (j)	Industrials	L+4.50% (6.30%), 9/27/2024	4,120	4,102	3,794	0.3%
Conterra Ultra Broadband, LLC (c) (j)	Telecom	L+4.50% (6.30%), 4/30/2026	5,009	4,987	5,009	0.3%
Corfin Industries, LLC (c) (i)	Industrials	L+5.50% (7.43%), 2/15/2024	8,486	8,369	8,486	0.6%
Crown Subsea Communications Holding, Inc. (c) (j)	Industrials	L+6.00% (7.69%), 11/3/2025	3,328	3,300	3,328	0.2%
CRS-SPV, Inc. (c) (o)	Industrials	L+4.50% (6.30%), 3/8/2020	62	62	62	0.0%
Digicel Group, Ltd. (a)	Telecom	8.75%, 5/25/2024	10,607	10,556	10,342	0.7%
Dynasty Acqusition Co., Inc. (j)	Industrials	L+4.00% (5.94%), 4/6/2026	3,871	3,857	3,895	0.3%
Dynasty Acqusition Co., Inc. (j)	Industrials	L+4.00% (5.94%), 4/6/2026	2,081	2,074	2,094	0.1%
Eagle Rx, LLC (c) (i)	Healthcare	L+4.75% (6.44%), 12/31/2021	26,438	26,435	26,438	1.8%
Envision Healthcare Corp. (j)	Healthcare	L+3.75% (5.55%), 10/10/2025	3,970	3,806	3,376	0.2%
Florida Food Products, LLC (c)	Food & Beverage	L+6.75% (8.55%), 9/6/2023	1,416	1,416	1,399	0.1%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Florida Food Products, LLC (c) (i)	Food & Beverage	L+6.75% (8.55%), 9/6/2025	$22,114	$21,666	$21,849	1.5%
Foresight Energy, LLC (c) (j)	Industrials	L+5.75% (7.66%), 3/28/2022	5,919	5,888	2,721	0.2%
Frontier Communications Corp.	Telecom	8.00%, 4/1/2027	15,332	15,341	16,054	1.1%
Frontier Communications Corp. (j)	Telecom	L+3.75% (5.55%), 6/17/2024	9,819	9,643	9,853	0.7%
Gold Standard Baking, Inc. (c) (l)	Food & Beverage	L+6.50% (8.50%), 7/25/2022	3,049	2,273	1,220	0.1%
Green Energy Partners/Stonewall, LLC (c) (j)	Energy	L+5.50% (7.44%), 11/15/2021	1,000	998	922	0.1%
Green Energy Partners/Stonewall, LLC (j)	Energy	L+5.50% (7.44%), 11/15/2021	1,324	1,322	1,221	0.1%
HC2 Holdings, Inc. (c)	Industrials	11.50%, 12/1/2021	10,796	10,706	10,353	0.7%
HireRight, Inc. (i)	Business Services	L+3.75% (5.55%), 7/11/2025	2,955	2,933	2,927	0.2%
ICR Operations, LLC (c)	Business Services	L+5.00% (6.94%), 3/26/2024	98	96	98	0.0%
ICR Operations, LLC (c) (i)	Business Services	L+5.00% (6.94%), 3/26/2025	17,321	17,055	17,321	1.2%
Ideal Tridon Holdings, Inc. (c)	Industrials	L+5.75% (7.68%), 7/31/2024	46	46	45	0.0%
Ideal Tridon Holdings, Inc. (c)	Industrials	L+5.75% (7.54%), 7/31/2023	161	161	158	0.0%
Ideal Tridon Holdings, Inc. (c) (i)	Industrials	L+5.75% (7.70%), 7/31/2024	837	822	822	0.1%
Ideal Tridon Holdings, Inc. (c) (i)	Industrials	L+5.75% (7.68%), 7/31/2023	28,549	28,216	28,036	1.9%
IDERA, Inc. (j)	Technology	L+4.50% (6.30%), 6/28/2024	2,095	2,089	2,099	0.1%
Integral Ad Science, Inc. (c) (l)	Software/Services	L+7.25% (9.05%), 7/19/2024	15,302	15,070	15,302	1.1%
Integrated Efficiency Solutions, Inc. (c)	Industrials	L+10.25% (12.19%), 6/30/2022	3,658	3,658	3,344	0.2%
Intelsat Jackson Holdings, SA (a) (j)	Telecom	L+4.50% (6.43%), 1/2/2024	10,000	10,178	10,070	0.7%
Internap Corp. (c) (i) (l)	Business Services	L+7.00% (8.79%), 4/6/2022	11,789	11,779	7,533	0.5%
International Cruise & Excursions, Inc. (c) (i)	Business Services	L+5.25% (7.05%), 6/6/2025	5,001	4,958	5,002	0.3%
IPC Corp. (c) (j)	Software/Services	L+4.50% (6.43%), 8/6/2021	3,784	3,757	3,126	0.2%
Iri Holdings, Inc. (c) (j)	Business Services	L+4.50% (6.30%), 12/1/2025	4,950	4,908	4,826	0.3%
K2 Intelligence Holdings, Inc. (c) (i)	Business Services	L+4.75% (6.69%), 9/23/2024	11,667	11,446	11,445	0.8%
Kahala Ireland OpCo Designated Activity Company (a) (c) (l) (o)	Transportation	L+8.00% (13.00%), 12/22/2028	105,549	105,549	105,549	7.2%
Kaman Distribution Corp. (c) (i)	Industrials	L+5.00% (6.94%), 8/26/2026	21,498	19,650	20,853	1.4%
Kissner Milling Co., Ltd. (a)	Industrials	8.38%, 12/1/2022	11,294	11,514	11,802	0.8%
Lakeland Tours, LLC (i) (j)	Education	L+4.25% (6.15%), 12/16/2024	10,210	10,148	10,171	0.7%
Lakeview Health Holdings, Inc. (c) (l) (t)	Healthcare	9.75%, 12/15/2021	129	124	54	0.0%
Lakeview Health Holdings, Inc. (c) (l) (t)	Healthcare	9.75%, 12/15/2021	3,756	2,671	1,582	0.1%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
LightSquared, LP (l)	Telecom	L+8.75% (10.85%), 12/7/2020	$12,376	$11,812	$7,921	0.5%
Lionbridge Technologies, Inc. (c) (i)	Business Services	L+6.25% (8.04%), 12/20/2025	10,344	10,241	10,241	0.7%
MCS Acquisition Corp. (c)	Business Services	L+4.75% (6.64%), 5/20/2024	14,009	13,971	6,024	0.4%
MED Parentco, LP (j)	Healthcare	L+4.25% (6.05%), 8/31/2026	306	306	305	0.0%
MED Parentco, LP (j)	Healthcare	L+4.25% (6.05%), 8/31/2026	5,745	5,690	5,736	0.4%
Medallion Midland Acquisition, LP (j)	Energy	L+3.25% (5.05%), 10/30/2024	4,361	4,353	4,306	0.3%
Medical Depot Holdings, Inc. (c) (i) (l)	Healthcare	L+7.50% (9.44%), 1/3/2023	18,850	17,981	14,175	1.0%
MGTF Radio Company, LLC (c) (o)	Media/Entertainment	L+6.00% (7.80%), 4/1/2024	57,974	57,831	54,171	3.7%
Micross Solutions, LLC (c)	Software/Services	L+5.00% (6.72%), 8/7/2023	3,065	2,955	3,065	0.2%
Midwest Can Company, LLC (c) (i)	Paper & Packaging	L+5.00% (6.81%), 4/11/2024	4,622	4,589	4,622	0.3%
Miller Environmental Group, Inc. (c) (i)	Business Services	P+5.50% (10.25%), 3/15/2024	10,589	10,378	10,377	0.7%
Miller Environmental Group, Inc. (c) (i)	Business Services	L+6.50% (8.63%), 3/15/2024	11,579	11,385	11,371	0.8%
MLN US Holdco, LLC (a) (j)	Technology	L+4.50% (6.19%), 11/28/2025	10,675	10,645	10,061	0.7%
Monitronics International, Inc. (c)	Business Services	L+6.50% (8.30%), 3/29/2024	7,575	7,589	6,541	0.5%
Montreign Operating Company, LLC (c)	Gaming/Lodging	L+8.25% (10.16%), 1/24/2023	26,681	26,425	23,559	1.6%
Mood Media Corp. (c)	Media/Entertainment	L+7.25% (9.19%), 6/28/2022	704	691	662	0.0%
Mood Media Corp. (c) (i)	Media/Entertainment	L+7.25% (9.19%), 6/28/2022	13,168	13,025	12,378	0.9%
Murray Energy Holdings, Co. (c)	Industrials	L+11.00% (13.00%), 7/31/2020	1,671	1,631	1,667	0.1%
Murray Energy Holdings, Co. (j) (t)	Industrials	L+7.25% (9.19%), 10/17/2022	9,184	9,071	1,870	0.1%
Muth Mirror Systems, LLC (c) (i)	Technology	L+5.25% (7.39%), 4/23/2025	15,778	15,498	15,509	1.1%
National Technical Systems, Inc. (c) (i)	Business Services	L+6.25% (7.94%), 6/14/2021	17,469	17,422	16,770	1.1%
Navitas Midstream Midland Basin, LLC (c) (j)	Energy	L+4.50% (6.30%), 12/13/2024	13,326	13,305	12,977	0.9%
New Amsterdam Software Bidco, LLC (c) (i)	Technology	L+5.00% (6.80%), 5/1/2026	6,134	6,023	6,023	0.4%
New Star Metals, Inc. (c) (i)	Industrials	L+6.00% (7.95%), 6/29/2023	22,692	22,284	22,692	1.6%
NexSteppe, Inc. (c) (l) (o) (t)	Chemicals	12.00%, 3/31/2020	15,285	10,453	—	—%
NexSteppe, Inc. (c) (l) (o) (t)	Chemicals	12.00%, 3/31/2020	2,269	1,750	—	—%
NN, Inc. (a) (j)	Industrials	L+5.25% (7.05%), 10/19/2022	9,889	9,394	9,691	0.7%
Norvax, LLC (c)	Business Services	L+6.50% (8.41%), 9/12/2025	11,489	11,212	11,214	0.8%
NTM Acquisition Corp. (c) (i)	Media/Entertainment	L+6.25% (8.05%), 6/7/2022	22,999	22,861	22,999	1.6%
Office Depot, Inc. (a) (j)	Retail	L+5.25% (7.04%), 11/8/2022	4,947	4,889	4,984	0.3%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
ORG Chemical Holdings, LLC (c) (g) (l)	Chemicals	L+7.75% (9.70%), 6/30/2022	$3,420	$3,420	$3,420	0.2%
ORG Chemical Holdings, LLC (c) (i) (l)	Chemicals	L+7.75% (9.70%), 6/30/2022	3,730	3,695	3,730	0.3%
ORG GC Holdings, LLC (c) (i)	Business Services	L+6.75% (8.70%), 7/31/2022	21,624	21,457	20,932	1.4%
PeopLease Holdings, LLC (c) (i)	Business Services	L+9.62% (11.57%), 2/26/2021	20,000	19,953	19,800	1.4%
PGX Holdings, Inc. (c) (j)	Consumer	L+5.25% (7.05%), 9/29/2020	11,820	11,807	8,416	0.6%
Planet Equity Group, LLC (c) (i)	Business Services	L+5.25% (7.18%), 11/18/2025	14,941	14,721	14,717	1.0%
PlayPower, Inc. (c) (i)	Industrials	L+5.50% (7.46%), 5/8/2026	26,385	26,025	26,385	1.8%
Premier Dental Services, Inc. (i) (j)	Healthcare	L+5.25% (7.05%), 6/30/2023	32,354	32,196	32,313	2.2%
Premier Global Services, Inc. (c) (j)	Telecom	L+6.50% (8.40%), 6/8/2023	8,578	8,382	5,284	0.4%
PSKW, LLC (c)	Healthcare	L+7.68% (9.63%), 11/26/2021	17,750	17,637	17,750	1.2%
PSKW, LLC (c)	Healthcare	L+7.68% (9.63%), 11/25/2021	1,972	1,954	1,972	0.1%
PSKW, LLC (c)	Healthcare	L+7.68% (9.63%), 11/25/2021	1,930	1,919	1,930	0.1%
PSKW, LLC (c) (i)	Healthcare	L+4.25% (6.19%), 11/26/2021	1,162	1,159	1,162	0.1%
PT Network, LLC (c) (i) (l)	Healthcare	L+7.50% (9.44%), 11/30/2023	16,780	16,702	15,052	1.0%
Questex, Inc. (c)	Media/Entertainment	L+5.00% (6.91%), 9/9/2024	689	689	689	0.0%
Questex, Inc. (c) (i)	Media/Entertainment	L+5.00% (6.89%), 9/9/2024	15,989	15,739	15,989	1.1%
Red River Technology, LLC (c) (i)	Business Services	L+5.00% (6.94%), 8/30/2024	23,669	23,340	23,337	1.6%
Reddy Ice Corp. (c) (i)	Food & Beverage	L+5.50% (7.60%), 7/1/2025	19,540	19,003	19,003	1.3%
Regionalcare Hospital Partners Holdings, Inc. (j)	Healthcare	L+4.50% (6.30%), 11/14/2025	19,850	19,521	19,994	1.4%
Resco Products, Inc. (c)	Industrials	L+6.25% (8.05%), 3/7/2020	10,000	10,000	9,200	0.6%
Safety Products/JHC Acquisition Corp. (c) (j)	Industrials	L+4.50% (6.30%), 6/28/2026	958	958	937	0.1%
Safety Products/JHC Acquisition Corp. (c) (j)	Industrials	L+4.50% (6.30%), 6/28/2026	17,717	17,564	17,341	1.2%
Schenectady International Group, Inc. (j)	Chemicals	L+4.75% (6.79%), 10/15/2025	19,593	19,164	19,446	1.3%
SFR Group, SA (a) (i)	Telecom	L+3.69% (5.43%), 2/2/2026	14,962	14,926	14,962	1.0%
SFR Group, SA (a) (i) (j)	Telecom	L+4.00% (5.74%), 8/14/2026	12,967	12,862	12,978	0.9%
Shields Health Solutions Holdings, LLC (c) (i)	Healthcare	L+5.00% (6.80%), 8/19/2026	6,963	6,896	6,897	0.5%
SitusAMC Holdings Corp. (c) (i)	Financials	L+4.75% (6.55%), 6/30/2025	8,486	8,369	8,371	0.6%
Skillsoft Corp. (j)	Technology	L+4.75% (6.95%), 4/28/2021	15,001	14,378	11,469	0.8%
Squan Holding Corp. (c) (l)	Telecom	L+7.00% (8.95%), 6/30/2020	16,276	16,123	13,835	1.0%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
SSH Group Holdings, Inc. (j)	Education	L+4.25% (6.19%), 7/30/2025	$10,736	$10,704	$10,776	0.7%
Subsea Global Solutions, LLC (c)	Business Services	L+7.00% (9.06%), 3/29/2023	388	388	381	0.0%
Subsea Global Solutions, LLC (c) (i)	Business Services	L+7.00% (9.00%), 3/29/2023	2,392	2,302	2,344	0.2%
Subsea Global Solutions, LLC (c) (i)	Business Services	L+7.00% (9.00%), 3/29/2023	8,327	8,219	8,168	0.6%
Tax Defense Network, LLC (c) (l) (p) (t)	Consumer	L+6.00% (10.00%), 4/30/2020	5,257	3,833	1,262	0.1%
Tax Defense Network, LLC (c) (l) (p) (t)	Consumer	L+6.00% (10.00%), 4/30/2020	29,616	21,646	7,108	0.5%
Tax Defense Network, LLC (c) (l) (p) (t)	Consumer	L+10.00% (10.00%), 4/30/2020	2,357	2,357	2,357	0.2%
The Dun & Bradstreet Corp. (j)	Business Services	L+5.00% (6.79%), 2/6/2026	10,000	9,825	10,079	0.7%
TIBCO Software, Inc. (j)	Technology	L+4.00% (5.71%), 6/30/2026	4,988	4,988	5,005	0.3%
Tillamook Country Smoker, LLC (c)	Food & Beverage	L+5.75% (7.85%), 5/19/2022	1,078	1,078	1,054	0.1%
Tillamook Country Smoker, LLC (c) (i)	Food & Beverage	L+5.75% (7.65%), 5/19/2022	10,090	10,018	9,858	0.7%
Tivity Health, Inc. (a) (j)	Healthcare	L+5.25% (7.05%), 3/6/2026	4,396	4,299	4,396	0.3%
Tivity Health, Inc. (a) (j)	Healthcare	L+4.25% (6.05%), 3/8/2024	1,641	1,627	1,641	0.1%
Trademark Global, LLC (c)	Consumer	L+6.00% (7.80%), 4/28/2023	2,067	2,067	2,067	0.1%
Traverse Midstream Partners, LLC (j)	Energy	L+4.00% (5.80%), 9/27/2024	16,222	15,847	14,568	1.0%
Trilogy International Partners, LLC (a)	Telecom	8.88%, 5/1/2022	14,875	14,837	13,983	1.0%
University of St. Augustine Acquisition Corp. (c) (i)	Education	L+4.25% (6.05%), 2/2/2026	24,004	23,482	23,524	1.6%
Veritext Corp. (i)	Business Services	L+3.75% (5.69%), 8/1/2025	4,975	4,975	4,955	0.3%
Vertex Aerospace Services Corp. (i)	Industrials	L+4.50% (6.30%), 6/30/2025	8,726	8,692	8,753	0.6%
Von Drehle Corp. (c) (i) (l)	Paper & Packaging	L+11.50% (13.44%), 3/6/2023	26,856	26,595	25,164	1.7%
Vyaire Medical, Inc. (c) (j)	Healthcare	L+4.75% (6.84%), 4/16/2025	8,850	8,580	7,611	0.5%
WaterBridge Midstream Operating, LLC (j)	Energy	L+5.75% (7.83%), 6/22/2026	11,834	11,572	11,613	0.8%
WMK, LLC (c)	Business Services	L+5.75% (7.49%), 9/5/2025	1,910	1,903	1,910	0.1%
WMK, LLC (c)	Business Services	L+5.75% (7.44%), 9/5/2024	1,134	1,134	1,134	0.1%
WMK, LLC (c) (i)	Business Services	L+5.75% (7.49%), 9/5/2025	20,180	19,853	20,180	1.4%
Xplornet Communications, Inc. (a) (i) (j)	Telecom	L+4.00% (5.94%), 9/9/2021	15,679	15,645	15,699	1.1%
YummyEarth, Inc. (c)	Food & Beverage	L+7.00% (8.91%), 8/1/2025	2,626	2,625	2,626	0.2%
Sub Total Senior Secured First Lien Debt				$1,862,228	$1,764,292	120.6%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Senior Secured Second Lien Debt - 21.0% (b)
Accentcare, Inc. (c) (i)	Healthcare	L+8.75% (10.70%), 6/21/2027	$17,795	$17,380	$17,366	1.2%
Anchor Glass Container Corp. (c)	Paper & Packaging	L+7.75% (9.46%), 12/6/2024	20,000	19,845	10,400	0.7%
Astro AB Merger Sub, Inc. (a) (i)	Financials	L+7.50% (9.43%), 4/28/2023	7,758	7,758	7,719	0.5%
Asurion Corp. (i) (j)	Business Services	L+6.50% (8.30%), 8/4/2025	18,734	18,866	18,949	1.3%
Avatar Purchaser, Inc. (c) (j)	Software/Services	L+7.50% (9.49%), 11/17/2025	11,716	11,458	11,716	0.8%
Aveanna Healthcare, LLC (c)	Healthcare	L+8.00% (9.80%), 3/17/2025	15,000	14,852	13,650	0.9%
Baker Hill Acquisition, LLC (c)	Financials	L+11.00% (13.09%), 3/22/2021	3,017	1,508	1,584	0.1%
Baker Hill Acquisition, LLC (c)	Financials	L+11.00% (13.09%), 3/22/2021	447	416	447	0.0%
Boston Market Corp. (c)	Food & Beverage	L+4.50% (6.51%), 1/9/2021	3,691	3,691	3,691	0.3%
Boston Market Corp. (c)	Food & Beverage	L+8.25% (10.19%), 1/18/2021	26,259	24,260	8,534	0.6%
Boston Market Corp. (c)	Food & Beverage	L+4.50% (6.59%), 1/9/2021	923	923	923	0.1%
BrandMuscle Holdings, Inc. (c)	Business Services	L+8.50% (10.60%), 6/1/2022	24,500	24,317	24,500	1.7%
Carlisle FoodService Products, Inc. (c) (i)	Consumer	L+7.75% (9.55%), 3/20/2026	10,719	10,552	10,719	0.7%
CDS U.S. Intermediate Holdings, Inc. (a) (c)	Media/Entertainment	L+8.25% (10.19%), 7/10/2023	9,177	8,946	7,846	0.5%
Constellis Holdings, LLC (c) (t)	Business Services	L+9.00% (10.93%), 4/21/2025	1,117	1,117	56	0.0%
Dentalcorp Perfect Smile, ULC (a) (c)	Healthcare	L+7.50% (9.30%), 6/8/2026	10,139	10,056	10,139	0.7%
Dimora Brands, Inc. (c)	Consumer	L+8.50% (10.30%), 8/25/2025	4,464	4,463	4,464	0.3%
Edelman Financial Services, LLC (a) (j)	Financials	L+6.75% (8.54%), 7/20/2026	6,764	6,736	6,730	0.5%
Hyland Software, Inc. (c) (i)	Technology	L+7.00% (8.80%), 7/7/2025	6,904	6,930	6,904	0.5%
ICP Industrial, Inc. (c)	Chemicals	L+8.25% (10.04%), 5/3/2024	5,588	5,587	5,588	0.4%
KidKraft, Inc. (c) (l)	Consumer	12.00%, 3/31/2022	6,373	6,316	5,149	0.4%
MLN US Holdco, LLC (a) (c) (i)	Technology	L+8.75% (10.44%), 11/30/2026	3,000	2,948	2,452	0.2%
Northstar Financial Services Group, LLC (c)	Financials	L+7.50% (9.30%), 5/25/2026	2,666	2,656	2,666	0.2%
PetVet Care Centers, LLC (c)	Healthcare	L+6.25% (8.05%), 2/13/2026	3,539	3,525	3,539	0.2%
PI US Holdco III, Ltd. (a) (c)	Financials	L+7.25% (9.05%), 12/22/2025	6,696	6,645	6,562	0.5%
ProAmpac, LLC (c)	Paper & Packaging	L+8.50% (10.40%), 11/18/2024	3,352	3,351	3,352	0.2%
Project Boost Purchaser, LLC	Business Services	L+8.00% (9.80%), 5/31/2027	1,848	1,848	1,848	0.1%
QuickBase, Inc. (c)	Technology	L+8.00% (9.71%), 4/2/2027	7,484	7,348	7,349	0.5%
Recess Holdings, Inc. (c) (i)	Industrials	L+7.75% (9.55%), 9/29/2025	15,008	14,841	15,008	1.0%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares		Amortized Cost	Fair Value	% of Net Assets (b)
Renaissance Holding Corp. (c)	Software/Services	L+7.00% (8.80%), 5/29/2026		$8,456	$8,320	$8,123	0.6%
River Cree Enterprises, LP (a) (c) (m)	Gaming/Lodging	10.00%, 5/17/2025	CAD	21,275	16,427	16,378	1.1%
SCA Pharmaceuticals, LLC (c)	Healthcare	L+9.00% (10.94%), 12/16/2020		2,235	2,194	2,056	0.1%
SSH Group Holdings, Inc. (c) (i)	Education	L+8.25% (10.19%), 7/30/2026		10,122	10,039	10,122	0.7%
St. Croix Hospice Acquisition Corp. (c)	Healthcare	L+8.75% (10.55%), 3/29/2024		2,056	1,983	2,056	0.1%
TierPoint, LLC (c)	Business Services	L+7.25% (9.05%), 5/5/2025		5,334	5,298	5,014	0.3%
Travelpro Products, Inc. (a) (c) (l)	Consumer	13.00%, 11/1/2022		2,405	2,404	2,405	0.2%
Travelpro Products, Inc. (a) (c) (l) (m)	Consumer	13.00%, 11/21/2022	CAD	2,786	2,137	2,145	0.1%
US Salt, LLC (c) (i)	Industrials	L+8.63% (10.42%), 1/18/2027		26,968	26,197	26,968	1.9%
Vantage Mobility International, LLC (c) (l) (p) (t)	Transportation	L+6.00% (7.80%), 6/30/2023		2,883	2,743	2,883	0.2%
Vital Proteins, LLC (c) (l)	Consumer	12.00%, 5/16/2022		8,628	8,485	8,478	0.6%
Sub Total Senior Secured Second Lien Debt					$335,366	$306,478	21.0%

Subordinated Debt - 7.4% (b)
AHP Health Partners, Inc.	Healthcare	9.75%, 7/15/2026		$6,589	$6,511	$7,257	0.5%
Captek Softgel International, Inc. (c) (l) (t)	Health/Fitness	11.50%, 1/30/2023		7,099	7,071	5,324	0.4%
Community Intervention Services, Inc. (c) (l) (t)	Healthcare	13.00%, 1/29/2021		6,074	—	—	—%
Del Real, LLC (c)	Food & Beverage	11.00%, 4/1/2023		3,129	2,998	2,641	0.2%
Dyno Acquiror, Inc. (c) (l)	Consumer	12.00%, 8/1/2020		1,074	1,074	1,074	0.1%
HemaSource, Inc. (c) (x)	Healthcare	11.00%, 1/1/2024		2,235	2,152	2,156	0.1%
HTC Borrower, LLC (c) (l)	Consumer	13.00%, 9/1/2020		5,410	5,326	5,410	0.4%
Iridium Communications, Inc.	Telecom	10.25%, 4/15/2023		3,536	3,536	3,794	0.3%
Park Ave RE Holdings, LLC (c) (l) (o) (w)	Financials	13.00%, 12/31/2021		37,237	37,237	37,237	2.5%
PCX Aerostructures, LLC (c) (l) (p)	Industrials	6.00%, 8/9/2021		7,878	6,065	5,908	0.4%
RMP Group, Inc. (c) (l)	Financials	11.50%, 9/1/2022		2,299	2,240	2,300	0.2%
Siena Capital Finance, LLC (c) (o)	Financials	12.50%, 8/16/2021		22,500	22,492	22,500	1.5%
Xplornet Communications, Inc. (a) (c)	Telecom	9.63%, 6/1/2022		12,304	12,304	12,550	0.8%
Sub Total Subordinated Debt					$109,006	$108,151	7.4%

Collateralized Securities - 7.4% (b)
Collateralized Securities - Debt Investment
Anchorage Credit Opportunities CLO, LLC 19-1A D (a) (c)	Diversified Investment Vehicles	L+5.10% (7.01%), 1/20/2032		$3,000	$2,885	$2,885	0.2%
Avery Point CLO, Ltd. 15-6A E1 (a) (c)	Diversified Investment Vehicles	L+5.50% (7.39%), 8/6/2027		3,500	3,156	3,156	0.2%
Babson CLO, Ltd. 19-4A E (a) (c)	Diversified Investment Vehicles	L+7.39% (9.29%), 1/15/2033		1,500	1,395	1,395	0.1%
Crown Point CLO, Ltd. 2019-8A E (a) (c)	Diversified Investment Vehicles	L+7.10% (9.12%), 10/20/2032		6,000	5,708	5,853	0.4%
Dryden Senior Loan Fund 17-49A E (a) (c)	Diversified Investment Vehicles	L+6.30% (8.30%), 7/18/2030		3,000	2,890	2,890	0.2%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Dryden Senior Loan Fund 2014-36A ER2 (a) (c)	Diversified Investment Vehicles	L+6.88% (8.87%), 4/15/2029	$2,000	$1,947	$1,975	0.1%
KKR Financial CLO, Ltd. 27A E (a) (c)	Diversified Investment Vehicles	L+6.90% (8.82%), 10/15/2032	1,250	1,189	1,211	0.1%
LCM, Ltd. Partnership 16A ER2 (a) (c)	Diversified Investment Vehicles	L+6.38% (8.38%), 10/15/2031	2,500	2,307	2,307	0.2%
Madison Park Funding, Ltd. 16-21A DR (a) (c)	Diversified Investment Vehicles	L+7.56% (9.39%), 10/15/2032	2,000	1,881	1,881	0.1%
Madison Park Funding, Ltd. 19-35A E (a) (c)	Diversified Investment Vehicles	L+6.75% (8.72%), 4/20/2031	2,000	1,945	1,945	0.1%
NewStar Arlington Senior Loan Program, LLC 14-1A FR (a) (c) (p)	Diversified Investment Vehicles	L+11.00% (12.94%), 4/25/2031	4,750	4,550	4,612	0.3%
Newstar Fairfield Fund CLO, Ltd. 2015-1RA F (a) (c) (p)	Diversified Investment Vehicles	L+7.50% (9.47%), 1/20/2027	10,728	9,586	9,209	0.6%
OCP CLO, Ltd. 14-5A DR (a) (c)	Diversified Investment Vehicles	L+5.70% (7.64%), 4/26/2031	2,200	2,060	2,060	0.1%
OCP CLO, Ltd. 2019-17A E (a) (c)	Diversified Investment Vehicles	L+6.66% (8.79%), 7/20/2032	3,000	2,913	2,946	0.2%
Pikes Peak CLO 19-3A E (a) (c)	Diversified Investment Vehicles	L+6.86% (8.80%), 4/25/2030	3,000	2,849	2,849	0.2%
Sound Point CLO, Ltd. 19-3A E (a) (c)	Diversified Investment Vehicles	L+7.31% (9.41%), 10/25/2032	3,000	2,912	2,972	0.2%
Sound Point CLO, Ltd. 2015-3A ER (a) (c)	Diversified Investment Vehicles	L+5.25% (7.22%), 1/20/2028	2,000	1,881	1,915	0.1%
Symphony CLO, Ltd. 2012-9A ER2 (a) (c)	Diversified Investment Vehicles	L+6.95% (8.95%), 7/16/2032	3,000	2,942	2,972	0.2%
TCW CLO 2019-1 AMR, Ltd. 19-1A F (a) (c)	Diversified Investment Vehicles	L+8.67% (10.58%), 2/15/2029	2,500	2,396	2,396	0.2%
Vibrant CLO, Ltd. 2016-4A DR (a) (c)	Diversified Investment Vehicles	L+4.33% (6.30%), 7/20/2032	3,000	2,913	2,947	0.2%
Whitehorse, Ltd. 2014-1A E (a) (c) (p)	Diversified Investment Vehicles	L+4.55% (6.46%), 5/1/2026	8,000	7,717	7,054	0.5%
Zais CLO 13, Ltd. 19-13A D1 (a) (c)	Diversified Investment Vehicles	L+4.52% (6.60%), 7/15/2032	3,000	2,854	2,908	0.2%
Collateralized Securities - Equity Investment (n)
CVP Cascade CLO, Ltd. 2013-CLO1 Side Letter (a) (c)	Diversified Investment Vehicles	0.00%, 1/16/2026	$3,243	$106	$24	0.0%
CVP Cascade CLO, Ltd. 2014-2A Side Letter (a) (c)	Diversified Investment Vehicles	0.00%, 7/18/2026	3,755	463	38	0.0%
Figueroa CLO, Ltd. 2014-1A Side Letter (a) (c)	Diversified Investment Vehicles	0.00%, 1/15/2027	2,986	597	67	0.0%
MidOcean Credit CLO 2013-2A INC (a) (c) (p) (v)	Diversified Investment Vehicles	0.76%, 1/29/2025	37,600	16,815	11,835	0.8%
NewStar Arlington Senior Loan Program, LLC 14-1A SUB (a) (c) (p) (v)	Diversified Investment Vehicles	16.56%, 7/25/2025	31,603	19,353	19,697	1.4%
Newstar Fairfield Fund CLO, Ltd. 2015-1RA SUB (a) (c) (p) (v)	Diversified Investment Vehicles	21.81%, 1/20/2027	31,575	7,298	6,607	0.5%
OFSI Fund, Ltd. 2014-6A Side Letter (a) (c)	Diversified Investment Vehicles	0.00%, 3/20/2025	1,970	263	—	—%
Whitehorse, Ltd. 2014-1A Side Letter (a) (c) (p)	Diversified Investment Vehicles	10.44%, 5/1/2026	1,886	134	35	0.0%
Whitehorse, Ltd. 2014-1A SUB (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 5/1/2026	36,000	6,965	286	0.0%
Sub Total Collateralized Securities				$122,870	$108,927	7.4%

Equity/Other - 17.7% (b) (d)
Aden & Anais Holdings, Inc. (c) (e) (x)	Retail		4,470	$—	$—	—%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Answers Corp. (c) (p)	Media/Entertainment		908,911	$11,361	$727	0.0%
Avaya Holdings Corp. (a) (e) (s)	Technology		187,660	2,979	2,533	0.2%
Baker Hill Acquisition, LLC (c) (e)	Financials		22,653	—	—	—%
Boston Market Corp. (c) (e) (u)	Food & Beverage		160,327	—	—	—%
Capstone Nutrition Development, LLC (c) (e) (p) (u)	Consumer		47,883	4,788	4,788	0.3%
Captek Softgel International, Inc. (c) (e) (x)	Health/Fitness		8,498	942	—	—%
CRD Holdings, LLC (a) (c) (o) (u)	Energy	9.00%	52,285,603	28,066	28,943	2.0%
CRS-SPV, Inc. (c) (e) (o)	Industrials		246	2,219	2,221	0.2%
Danish CRJ, Ltd. (a) (c) (e) (p) (r)	Transportation		5,002	—	—	—%
Data Source Holdings, LLC (c) (e)	Business Services		10,617	140	93	0.0%
Del Real, LLC (c) (e) (u)	Food & Beverage		670,510	382	—	—%
Dyno Acquiror, Inc. (c) (e)	Consumer		134,102	58	80	0.0%
HemaSource, Inc. (c) (e) (x)	Healthcare		223,503	168	101	0.0%
ICP Industrial, Inc. (c) (e)	Chemicals		288	279	380	0.0%
Integrated Efficiency Solutions, Inc. (c) (e)	Industrials		53,215	56	—	—%
Integrated Efficiency Solutions, Inc. (c) (e)	Industrials		2,975	3	—	—%
Kahala Ireland OpCo Designated Activity Company (a) (c) (e) (h) (o)	Transportation		1	—	57,226	3.9%
Kahala Ireland OpCo Designated Activity Company (a) (c) (e) (h) (o)	Transportation		3,250,000	2,795	3,250	0.2%
Kahala US OpCo, LLC (a) (c) (e) (k) (o)	Transportation	13.00%	4,413,472	—	—	—%
K-Square Restaurant Partners, LP (c) (e) (x)	Food & Beverage		447	175	—	—%
Lakeview Health Holdings, Inc. (c) (e)	Healthcare		447	—	—	—%
MGTF Holdco, LLC (c) (e) (o) (u)	Media/Entertainment		330,000	—	—	—%
MIC Holding, LLC (c) (e)	Consumer		30,000	3,750	3,822	0.3%
MIC Holding, LLC (c) (e)	Consumer		1,470	3,687	4,520	0.3%
Micross Solutions, LLC (c) (e)	Software/Services		442,430	223	1,040	0.1%
Mood Media Corp. (c) (e)	Media/Entertainment		121,021	27	—	—%
Motor Vehicle Software Corp. (c) (e) (x)	Business Services		223,503	318	268	0.0%
NexSteppe, Inc. (c) (e) (o)	Chemicals		237,239,694	737	—	—%
NMFC Senior Loan Program I, LLC (a) (o)	Diversified Investment Vehicles		50,000	50,000	47,310	3.2%
Nomacorc, LLC (c) (e) (u)	Industrials		356,816	56	143	0.0%
Park Ave RE Holdings, LLC (c) (e) (o) (w)	Financials		719	2,842	11,133	0.8%
PCX Aerostructures, LLC (c) (e) (p)	Industrials		27,250	—	—	—%
PCX Aerostructures, LLC (c) (e) (p)	Industrials		315	—	—	—%
PCX Aerostructures, LLC (c) (e) (p)	Industrials		1,356	—	—	—%
PennantPark Credit Opportunities Fund II, LP (a) (p)	Diversified Investment Vehicles		8,739	8,739	8,707	0.6%
PT Network, LLC (c) (e) (u)	Healthcare		3	—	—	—%
RMP Group, Inc. (c) (e) (u)	Financials		223	164	274	0.0%
RockYou, Inc. (c) (e)	Media/Entertainment		15,105	—	—	—%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Schweiger Dermatology Group, LLC (c) (e) (u)	Healthcare		265,024	$—	$—	—%
Siena Capital Finance, LLC (c) (o)	Financials		35,839,400	36,537	36,915	2.5%
Smile Brands, Inc. (c) (e)	Healthcare		712	815	1,101	0.1%
Squan Holding Corp. (c) (e)	Telecom		180,835	—	—	—%
Squan Holding Corp. (c) (e)	Telecom		8,962	—	—	—%
St. Croix Hospice Acquisition Corp. (c) (e)	Healthcare		112	—	31	0.0%
St. Croix Hospice Acquisition Corp. (c) (e)	Healthcare		112	64	134	0.0%
SYNACOR, Inc. (e) (s)	Technology		59,785	—	91	0.0%
Tap Rock Resources, LLC (c) (e) (g) (p) (u)	Energy		20,672,210	20,672	20,879	1.4%
Tax Advisors Group, LLC (c) (e) (u)	Financials		86	609	755	0.1%
Tax Defense Network, LLC (c) (e) (p)	Consumer		633,382	—	—	—%
Tax Defense Network, LLC (c) (e) (p)	Consumer		147,099	425	—	—%
Team Waste, LLC (c) (e) (p) (u)	Industrials		111,752	2,235	2,235	0.2%
Tennenbaum Waterman Fund, LP (a) (p)	Diversified Investment Vehicles		10,000	10,000	9,841	0.7%
THL Credit Greenway Fund II, LLC (a) (p)	Diversified Investment Vehicles		5,048	5,048	2,554	0.2%
Travelpro Products, Inc. (a) (c) (e)	Consumer		447,007	506	581	0.0%
United Biologics, LLC (c) (e) (u)	Healthcare		39,769	132	21	0.0%
United Biologics, LLC (c) (e) (u)	Healthcare		99,236	—	—	—%
United Biologics, LLC (c) (e) (u)	Healthcare		3,155	—	—	—%
United Biologics, LLC (c) (e) (u)	Healthcare		223	35	9	0.0%
United Biologics, LLC (c) (e) (u)	Healthcare		4,206	31	15	0.0%
USASF Holdco, LLC (c) (e) (u)	Financials		10,000	10	—	—%
USASF Holdco, LLC (c) (e) (u)	Financials		490	490	640	0.0%
USASF Holdco, LLC (c) (e) (u)	Financials		139	139	278	0.0%
Vantage Mobility International, LLC (c) (e) (p)	Transportation		1,468,221	—	—	—%
Vantage Mobility International, LLC (c) (e) (p)	Transportation		391,131	—	—	—%
Vantage Mobility International, LLC (c) (e) (p)	Transportation		3,139,625	3,140	942	0.1%
Women's Marketing, Inc. (c) (e)	Media/Entertainment		3,643	—	—	—%
World Business Lenders, LLC (c) (e)	Financials		922,669	3,750	3,755	0.3%
WPNT, LLC (c) (e) (o) (u)	Media/Entertainment		330,000	—	—	—%
WSO Holdings, LP (c) (e)	Food & Beverage		698	279	—	—%
Wythe Will Tzetzo, LLC (c) (e) (u)	Food & Beverage		22,312	301	—	—%
YummyEarth, Inc. (c) (e)	Food & Beverage		223	—	—	—%
Sub Total Equity/Other				$210,172	$258,336	17.7%

TOTAL INVESTMENTS - 174.1% (b)				$2,639,642	$2,546,184	174.1%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

Forward foreign currency contracts:

Counterparty	Contract to Deliver		In Exchange For	Maturity Date	Unrealized Depreciation
Goldman Sachs International	CAD	21,807	$16,359	1/10/2020	$(388)

(a)	All of the Company's investments, except the investments noted by this footnote, are qualifying assets under Section 55(a) of the Investment Company Act of 1940, as amended (the "1940 Act"). Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company's total assets. Qualifying assets represent 75.9% of the Company's total assets. The significant majority of all investments held are deemed to be illiquid.

(b)	Percentages are based on net assets as of December 31, 2019.

(c)	The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's Board of Directors as required by the 1940 Act. Such investments are valued using significant unobservable inputs (See Note 3 to the consolidated financial statements).

(d)	All amounts are in thousands except share amounts.

(e)	Non-income producing at December 31, 2019.

(f)	The Company has various unfunded commitments to portfolio companies. Please refer to Note 7 - Commitments and Contingencies for details of these unfunded commitments.

(g)	The commitment related to this investment is discretionary.

(h)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala LuxCo S.A.R.L, which own 100% of the equity of the operating company, Kahala Ireland OpCo Designated Activity Company.

(i)	The Company's investment or a portion thereof is pledged as collateral under the Wells Fargo Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(j)	The Company's investment or a portion thereof is pledged as collateral under the Citi Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(k)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala Aviation US, Inc. which own 100% of the equity of the operating company, Kahala US OpCo LLC.

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

(l)	For the year ended December 31, 2019, the following investments paid or have the option to pay all or a portion of interest and dividends via payment-in-kind (“PIK”):

December 31, 2019

Portfolio Company	Investment Type	Cash	PIK	All-in Rate	PIK earned for the year ended December 31, 2019
Gold Standard Baking, Inc.	Senior Secured First Lien Debt	6.50%	2.00%	8.50%	$81
Integral Ad Science, Inc.	Senior Secured First Lien Debt	7.80%	1.25%	9.05%	182
Internap Corp.	Senior Secured First Lien Debt	8.04%	0.75%	8.79%	56
Kahala Ireland OpCo Designated Activity Company	Senior Secured First Lien Debt	13.00%	—%	13.00%	—
Lakeview Health Holdings, Inc.	Senior Secured First Lien Debt	—%	9.75%	9.75%	—
Lakeview Health Holdings, Inc.	Senior Secured First Lien Debt	—%	9.75%	9.75%	—
LightSquared, LP	Senior Secured First Lien Debt	—%	10.85%	10.85%	1,478
Medical Depot Holdings, Inc.	Senior Secured First Lien Debt	7.44%	2.00%	9.44%	93
NexSteppe, Inc.	Senior Secured First Lien Debt	—%	12.00%	12.00%	—
NexSteppe, Inc.	Senior Secured First Lien Debt	—%	12.00%	12.00%	—
ORG Chemical Holdings, LLC	Senior Secured First Lien Debt	9.70%	—%	9.70%	14
ORG Chemical Holdings, LLC	Senior Secured First Lien Debt	9.70%	—%	9.70%	269
PT Network, LLC	Senior Secured First Lien Debt	7.44%	2.00%	9.44%	101
Squan Holding Corp.	Senior Secured First Lien Debt	7.95%	1.00%	8.95%	169
Tax Defense Network, LLC	Senior Secured First Lien Debt	—%	10.00%	10.00%	—
Tax Defense Network, LLC	Senior Secured First Lien Debt	4.47%	5.53%	10.00%	—
Tax Defense Network, LLC	Senior Secured First Lien Debt	4.47%	5.53%	10.00%	—
TwentyEighty, Inc.	Senior Secured First Lien Debt	4.00%	4.00%	8.00%	201
TwentyEighty, Inc.	Senior Secured First Lien Debt	0.25%	8.75%	9.00%	426
Von Drehle Corp.	Senior Secured First Lien Debt	9.44%	4.00%	13.44%	1,068
KidKraft, Inc.	Senior Secured Second Lien Debt	11.00%	1.00%	12.00%	63
Travelpro Products, Inc.	Senior Secured Second Lien Debt	11.00%	2.00%	13.00%	48
Travelpro Products, Inc.	Senior Secured Second Lien Debt	11.00%	2.00%	13.00%	42
Vantage Mobility International, LLC	Senior Secured Second Lien Debt	—%	7.80%	7.80%	—
Vital Proteins, LLC	Senior Secured Second Lien Debt	7.50%	4.50%	12.00%	168
Captek Softgel International, Inc.	Subordinated Debt	10.00%	1.50%	11.50%	80
Community Intervention Services, Inc.	Subordinated Debt	—%	13.00%	13.00%	—
Dyno Acquiror, Inc.	Subordinated Debt	10.50%	1.50%	12.00%	16
HTC Borrower, LLC	Subordinated Debt	10.00%	3.00%	13.00%	169
Park Ave RE Holdings, LLC	Subordinated Debt	13.00%	—%	13.00%	—
PCX Aerostructures, LLC	Subordinated Debt	—%	6.00%	6.00%	462
RMP Group, Inc.	Subordinated Debt	10.50%	1.00%	11.50%	23
Total					$5,209

(m)	The principal amount (par amount) is denominated in Canadian Dollars or CAD.

(n)	For equity investments in Collateralized Securities, the effective yield is presented in place of the investment coupon rate for each investment. Refer to footnote (v) for a further description of an equity investment in a Collateralized Security.

(o)	The provisions of the 1940 Act classify investments based on the level of control that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be "non-controlled" when the Company owns 25% or less of the portfolio company's voting securities and "controlled" when the Company owns more than 25% of the portfolio company's voting securities. The Company classifies this investment as "controlled".

(p)	The provisions of the 1940 Act classify investments further based on the level of ownership that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as "non-affiliated" when the Company owns less than 5% of a portfolio company's voting securities and "affiliated" when the Company owns 5% or more of a portfolio company's voting securities. The Company classifies this investment as "affiliated".

(q)	Unless otherwise indicated, all investments in the consolidated schedule of investments are non-affiliated, non-controlled investments.

(r)	The Company's investment is held through the Consolidated Holding Company, Kahala Aviation Holdings, LLC, which owns 49% of the operating company, Danish CRJ LTD.

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

(s)	The investment is not a restricted security. All other securities are restricted securities.

(t)	The investment is on non-accrual status as of December 31, 2019.

(u)	Investments are held in the taxable wholly-owned, consolidated subsidiary, 54th Street Equity Holdings, Inc.

(v)	The Collateralized Securities - subordinated notes are treated as equity investments and are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund’s securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.

(w)	The Company's investment is held through the consolidated subsidiary, Park Ave RE, Inc., which owns 100% of the equity of the operating company, Park Ave RE Holdings, LLC.

(x)	The investment is held through BSP TCAP Acquisition Holdings LP which, as further outlined in Note 1, is an affiliated acquisition entity utilized for the Triangle Transaction. Due to certain restrictions, such as limits on the number of partners allowable within the equity structures of the newly acquired investments, these investments are still held within the acquisition entity as of December 31, 2019.

(y)	The majority of the investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate ("LIBOR" or "L") or Prime ("P") and which reset daily, monthly, quarterly, or semiannually. For each, the Company has provided the spread over LIBOR or Prime and the current interest rate in effect at December 31, 2019. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable.

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

The following table shows the portfolio composition by industry grouping based on fair value at December 31, 2019:

	At December 31, 2019
	Investments at Fair Value	Percentage of Total Portfolio
Healthcare	$364,143	14.3%
Business Services	354,813	13.9%
Industrials	308,246	12.1%
Transportation	180,676	7.1%
Diversified Investment Vehicles	177,339	7.0%
Financials	170,154	6.7%
Telecom	152,334	6.0%
Energy	152,159	6.0%
Media/Entertainment	141,505	5.5%
Technology	128,117	5.0%
Food & Beverage	109,211	4.3%
Consumer	76,535	3.0%
Education	54,593	2.1%
Gaming/Lodging	47,577	1.9%
Paper & Packaging	43,538	1.7%
Software/Services	42,372	1.7%
Chemicals	32,564	1.3%
Health/Fitness	5,324	0.2%
Retail	4,984	0.2%
Total	$2,546,184	100.0%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2018

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Senior Secured First Lien Debt - 106.8% (b)
Abaco Systems Holding Corp. (c) (i)	Industrials	L+6.00% (8.41%), 12/7/2021	$23,456	$23,177	$22,980	1.5%
ABC Financial Intermediate, LLC (c) (j)	Technology	L+4.25% (6.64%), 1/2/2025	7,681	7,648	7,681	0.5%
AccentCare, Inc. (c)	Healthcare	L+4.50% (7.04%), 4/2/2019	3,353	3,349	3,323	0.2%
AccentCare, Inc. (c) (i)	Healthcare	L+4.50% (7.30%), 4/3/2024	28,646	28,390	28,388	1.9%
AHP Health Partners, Inc. (i)	Healthcare	L+4.50% (7.02%), 6/30/2025	18,888	18,711	18,558	1.2%
Aleris International, Inc. (j)	Industrials	L+4.75% (7.25%), 2/27/2023	18,294	18,151	18,100	1.2%
Altice France SA (a)	Telecom	8.13%, 2/1/2027	15,000	14,816	14,172	0.9%
Alvogen Pharma US, Inc. (j)	Healthcare	L+4.75% (7.27%), 4/1/2022	13,511	13,433	13,207	0.9%
AM General, LLC (c) (i)	Industrials	L+7.25% (9.77%), 12/28/2021	1,781	1,780	1,781	0.1%
American Greetings Corp. (j)	Consumer	L+4.50% (7.00%), 4/6/2024	1,755	1,724	1,722	0.1%
AMI Entertainment Network, LLC (c) (i)	Media/Entertainment	L+6.00% (8.80%), 7/21/2022	13,397	13,207	13,157	0.9%
AP Gaming I, LLC (a) (j)	Gaming/Lodging	L+3.50% (6.02%), 2/15/2024	18,726	18,698	18,305	1.2%
AP NMT Acquisition B.V. (a) (j)	Media/Entertainment	L+5.75% (8.15%), 8/13/2021	6,568	6,583	6,283	0.4%
AqGen Ascensus, Inc. (j)	Business Services	L+3.50% (6.12%), 12/3/2022	8,472	8,465	8,239	0.6%
Avantor Performance Materials, Inc.	Healthcare	9.00%, 10/1/2025	13,000	13,326	13,000	0.9%
Avaya Holdings Corp. (a) (j)	Technology	L+4.25% (6.69%), 12/15/2024	26,382	26,164	25,425	1.7%
Aveanna Healthcare, LLC (c)	Healthcare	L+5.50% (8.02%), 3/18/2024	4,694	4,428	4,569	0.3%
Aveanna Healthcare, LLC (c) (j)	Healthcare	L+4.25% (6.77%), 3/18/2024	792	742	743	0.0%
BCP Raptor, LLC (j)	Energy	L+4.25% (6.87%), 6/24/2024	19,229	19,068	17,907	1.2%
BCP Renaissance, LLC (j)	Energy	L+3.50% (6.03%), 10/31/2024	3,455	3,440	3,355	0.2%
BDS Solutions Group, LLC (c)	Business Services	L+8.75% (11.56%), 6/1/2021	7,033	6,953	6,646	0.4%
BDS Solutions Group, LLC (c) (i)	Business Services	L+8.75% (11.56%), 6/1/2021	26,098	25,813	24,662	1.7%
Beaver-Visitec International Holdings, Inc. (j)	Healthcare	L+4.00% (6.62%), 8/21/2023	6,514	6,514	6,449	0.4%
Black Mountain Sand, LLC (c)	Energy	L+9.00% (11.40%), 11/30/2021	13,050	12,907	12,742	0.9%
Black Mountain Sand, LLC (c)	Energy	L+9.00% (11.40%), 11/30/2021	13,050	12,892	12,742	0.9%
BMC Software Finance, Inc. (j)	Technology	L+4.25% (7.05%), 10/2/2025	23,309	23,083	22,428	1.5%
Bomgar Corp. (j)	Technology	L+4.00% (6.55%), 4/18/2025	1,982	1,974	1,907	0.1%
California Resources Corp. (a) (j)	Energy	L+4.75% (7.26%), 12/31/2022	12,259	12,060	11,850	0.8%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2018

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Capstone Nutrition (fka Integrity Nutraceuticals) (c) (l) (o) (t)	Consumer	L+12.50% (15.03%), 9/25/2020	$24,706	$16,406	$3,459	0.2%
Capstone Nutrition (fka Integrity Nutraceuticals) (c) (l) (o) (t)	Consumer	L+12.50% (15.03%), 9/25/2020	54,940	33,647	7,692	0.5%
Capstone Nutrition (fka Integrity Nutraceuticals) (c) (l) (o) (t)	Consumer	L+12.50% (15.03%), 9/25/2020	3,285	2,829	3,219	0.2%
CareCentrix, Inc. (j)	Healthcare	L+4.50% (7.30%), 4/3/2025	9,604	9,561	9,412	0.6%
CCW, LLC (c)	Food & Beverage	L+7.00% (9.56%), 3/21/2021	1,300	1,300	1,235	0.1%
CCW, LLC (c) (i)	Food & Beverage	L+7.00% (9.56%), 3/21/2021	27,300	27,088	25,935	1.7%
CDHA Holdings, LLC (c)	Healthcare	L+6.00% (8.80%), 8/24/2023	430	430	424	0.0%
CDHA Holdings, LLC (c) (i)	Healthcare	L+6.00% (8.80%), 8/24/2023	15,759	15,539	15,546	1.0%
Chloe Ox Parent, LLC (c) (i)	Healthcare	L+4.50% (7.30%), 12/23/2024	10,687	10,595	10,701	0.7%
Clarion Events, Ltd. (a) (c) (j)	Business Services	L+5.00% (7.71%), 9/29/2024	10,497	10,301	10,268	0.7%
Clover Technologies Group, LLC (j)	Industrials	L+4.50% (7.02%), 5/8/2020	13,178	13,149	12,437	0.8%
Cold Spring Brewing, Co. (c) (i)	Food & Beverage	L+5.25% (7.71%), 5/15/2024	3,352	3,292	3,286	0.2%
Community Care Health Network, LLC (j)	Healthcare	L+4.75% (7.27%), 2/16/2025	2,672	2,666	2,592	0.2%
CONSOL Energy Inc. (c) (j)	Industrials	L+6.00% (8.53%), 11/28/2022	3,208	3,157	3,220	0.2%
Contura Energy Inc. (a) (c) (j)	Industrials	L+5.00% (7.52%), 3/18/2024	6,448	6,195	6,432	0.4%
Corfin Industries, LLC (c)	Industrials	L+6.50% (8.95%), 2/15/2024	574	574	563	0.0%
Corfin Industries, LLC (c) (i)	Industrials	L+6.50% (9.00%), 2/15/2024	8,572	8,426	8,420	0.6%
Crown Subsea Communications Holding, Inc. (j)	Industrials	L+6.00% (8.35%), 11/2/2025	10,020	9,922	9,607	0.7%
Deva Holdings, Inc. (c) (i)	Consumer	L+6.25% (8.77%), 10/31/2023	7,191	7,256	7,263	0.5%
DLC Acquisition, LLC (c)	Business Services	L+8.00% (10.80%), 12/30/2020	4,340	4,340	4,340	0.3%
DLC Acquisition, LLC (c) (l)	Business Services	12.00%, 12/1/2020	3,325	3,325	3,325	0.2%
Eagle Rx, LLC (c) (i)	Healthcare	L+4.25% (6.60%), 8/15/2019	26,790	26,752	26,589	1.8%
Florida Food Products, LLC (c)	Food & Beverage	L+6.75% (9.27%), 9/6/2023	1,021	1,021	997	0.1%
Florida Food Products, LLC (c) (i)	Food & Beverage	L+6.75% (9.27%), 9/6/2025	22,338	21,805	21,780	1.5%
Frank Entertainment Group, LLC (c) (p) (t)	Media/Entertainment	6.00%, 6/30/2019	3,014	1,836	1,441	0.1%
Frontier Communications Corp. (a) (j)	Telecom	L+3.75% (6.28%), 6/17/2024	9,919	9,702	9,182	0.6%
Gold Standard Baking, Inc.	Food & Beverage	L+4.50% (7.31%), 4/23/2021	2,977	1,812	1,786	0.1%
Green Energy Partners/Stonewall, LLC (j)	Energy	L+5.50% (8.30%), 11/13/2021	1,010	1,008	999	0.1%
Green Energy Partners/Stonewall, LLC (j)	Energy	L+5.50% (8.30%), 11/13/2021	1,337	1,335	1,323	0.1%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2018

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
HC Group Holdings III, Inc. (c) (j)	Healthcare	L+3.75% (6.27%), 4/7/2022	$14,630	$14,467	$14,630	1.0%
Hexion Inc.	Chemicals	10.38%, 2/1/2022	5,000	4,944	4,013	0.3%
Hexion Inc.	Chemicals	6.63%, 4/15/2020	5,000	4,675	3,988	0.3%
Hexion Inc.	Chemicals	10.00%, 4/15/2020	10,000	9,363	8,270	0.6%
ICR Operations, LLC (c)	Business Services	L+5.50% (8.31%), 3/26/2024	111	109	109	0.0%
ICR Operations, LLC (c) (i)	Business Services	L+5.50% (8.31%), 3/26/2025	13,567	13,326	13,337	0.9%
Ideal Tridon Holdings, Inc. (c)	Industrials	L+6.50% (9.02%), 7/31/2022	2,021	1,996	1,993	0.1%
Ideal Tridon Holdings, Inc. (c) (i)	Industrials	L+6.50% (9.02%), 7/31/2023	5,185	5,116	5,111	0.3%
Ideal Tridon Holdings, Inc. (c) (i)	Industrials	L+6.50% (9.02%), 7/31/2023	23,663	23,302	23,324	1.6%
Integral Ad Science, Inc. (c) (l)	Software/Services	L+6.00% (8.53%), 7/19/2024	14,198	13,937	13,914	0.9%
Integrated Efficiency Solutions, Inc. (c) (l)	Industrials	L+9.25% (12.05%), 6/1/2022	3,876	3,875	3,760	0.3%
Intelsat Jackson Holdings, SA (a) (j)	Telecom	L+4.50% (7.01%), 1/2/2024	10,000	10,222	9,910	0.7%
Internap Corp. (a) (c) (i)	Business Services	L+5.75% (8.19%), 4/6/2022	11,880	11,865	11,648	0.8%
IPC Corp. (j)	Software/Services	L+4.50% (7.03%), 8/6/2021	3,784	3,742	3,235	0.2%
Iri Holdings, Inc. (j)	Business Services	L+4.50% (7.02%), 11/30/2025	5,000	4,950	4,863	0.3%
Kahala Ireland OpCo Designated Activity Company (a) (c) (l) (o)	Transportation	L+8.00% (13.00%), 12/23/2028	111,549	111,549	111,549	7.5%
Kissner Milling Co. Ltd. (a)	Industrials	8.38%, 12/1/2022	21,199	21,472	21,345	1.4%
Lakeland Tours, LLC (i)	Education	L+4.00% (6.79%), 12/15/2024	6,052	6,040	5,881	0.4%
Lakeview Health Holdings, Inc. (c)	Healthcare	L+8.75% (11.55%), 12/15/2021	4,077	3,057	3,262	0.2%
LightSquared, LP (l)	Telecom	L+8.75% (11.52%), 12/7/2020	12,606	12,017	8,667	0.6%
Lionbridge Technologies, Inc. (i) (j)	Business Services	L+5.50% (8.02%), 2/28/2024	16,166	16,090	16,024	1.1%
Loparex International Holding B.V. (j)	Paper & Packaging	L+4.25% (7.05%), 4/11/2025	1,993	1,984	1,953	0.1%
McDermott Technology, B.V. (a) (j)	Industrials	L+5.00% (7.52%), 5/10/2025	9,975	9,877	9,285	0.6%
MCS Acquisition Corp. (c) (j)	Business Services	L+4.75% (7.27%), 5/18/2024	14,153	14,105	11,464	0.8%
Medallion Midland Acquisition, LP (j)	Energy	L+3.25% (5.77%), 10/30/2024	4,406	4,396	4,147	0.3%
Medical Depot Holdings, Inc. (c) (i)	Healthcare	L+5.50% (8.30%), 1/3/2023	19,264	18,084	17,492	1.2%
MGTF Radio Company, LLC (c)	Media/Entertainment	P+3.50% (9.00%), 3/29/2020	37,956	37,956	37,576	2.5%
Micross Solutions, LLC (c)	Software/Services	L+5.50% (8.27%), 8/7/2023	3,163	3,017	3,084	0.2%
Midwest Can Company, LLC (c) (i)	Paper & Packaging	L+5.00% (7.56%), 4/11/2024	4,669	4,627	4,604	0.3%
MLN US Holdco, LLC (a) (j)	Technology	L+4.50% (7.02%), 11/30/2025	13,455	13,414	13,009	0.9%
MMM Holdings, LLC (c)	Healthcare	L+6.25% (8.68%), 3/15/2023	3,500	3,432	3,472	0.2%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2018

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
MMM Holdings, LLC (c) (i)	Healthcare	L+6.25% (8.71%), 3/15/2023	$20,449	$20,106	$20,288	1.4%
Monitronics International, Inc. (j)	Business Services	L+5.50% (8.30%), 9/30/2022	10,072	10,095	8,901	0.6%
Montreign Operating Company, LLC (j)	Gaming/Lodging	L+8.25% (10.96%), 1/24/2023	26,957	26,615	24,900	1.7%
Mood Media Corp. (c) (i) (l)	Media/Entertainment	L+7.25% (10.05%), 6/28/2022	14,318	14,092	13,817	0.9%
Murray Energy Holdings Co. (j)	Industrials	L+7.25% (9.78%), 10/17/2022	9,231	9,089	7,777	0.5%
National Technical Systems, Inc. (c) (i)	Business Services	L+6.25% (8.60%), 6/12/2021	17,648	17,569	16,589	1.1%
Navitas Midstream Midland Basin, LLC (c) (j)	Energy	L+4.50% (7.00%), 12/13/2024	13,462	13,436	13,387	0.9%
New Star Metals, Inc. (c) (i)	Industrials	L+6.00% (8.80%), 7/9/2023	22,934	22,615	22,714	1.5%
NexSteppe, Inc. (c) (l) (o) (t)	Chemicals	12.00%, 3/31/2019	2,010	1,750	—	—%
NexSteppe, Inc. (c) (l) (o) (t)	Chemicals	12.00%, 3/31/2019	13,542	10,453	—	—%
NTM Acquisition Corp. (c) (i)	Media/Entertainment	L+6.25% (8.96%), 6/7/2022	17,692	17,552	17,427	1.2%
Office Depot, Inc. (a) (j)	Retail	L+5.25% (7.71%), 11/8/2022	5,860	5,768	5,894	0.4%
ORG Chemical Holdings, LLC (c) (i)	Chemicals	L+5.75% (8.55%), 6/30/2022	27,543	27,158	26,741	1.8%
ORG GC Holdings, LLC (c) (i)	Business Services	L+6.00% (8.80%), 7/31/2022	25,291	25,019	24,942	1.7%
Passport Food Group, LLC (c)	Food & Beverage	L+9.00% (11.40%), 3/1/2022	4,470	2,905	2,682	0.2%
Peabody Energy Corp	Industrials	6.38%, 3/31/2025	5,000	4,821	4,692	0.3%
PeopLease Holdings, LLC (c) (i)	Business Services	L+9.00% (11.81%), 2/26/2021	20,000	19,913	17,500	1.2%
PGX Holdings, Inc. (c) (j)	Consumer	L+5.25% (7.78%), 9/29/2020	12,183	12,154	11,940	0.8%
Premier Dental Services, Inc. (i) (j)	Healthcare	L+5.25% (7.75%), 6/30/2023	32,686	32,480	30,725	2.1%
Premier Global Services, Inc. (c) (j)	Telecom	L+6.25% (8.84%), 12/8/2021	8,843	8,640	7,511	0.5%
Pride Plating, Inc. (c) (i)	Industrials	L+5.50% (8.02%), 6/13/2019	12,222	12,215	12,222	0.8%
PSKW, LLC (c) (i)	Healthcare	L+4.25% (7.05%), 11/25/2021	1,392	1,385	1,392	0.1%
PSKW, LLC (c)	Healthcare	L+8.25% (11.05%), 11/25/2021	17,750	17,578	17,750	1.2%
PSKW, LLC (c)	Healthcare	L+8.25% (11.05%), 11/25/2021	1,972	1,944	1,972	0.1%
PSKW, LLC (c)	Healthcare	L+8.25% (11.05%), 11/25/2021	1,930	1,914	1,930	0.1%
PT Network, LLC (c)	Healthcare	P+4.50% (10.00%), 11/30/2021	658	658	609	0.0%
PT Network, LLC (c) (i)	Healthcare	L+5.50% (7.93%), 11/30/2021	16,679	16,582	15,448	1.0%
Questex, Inc. (c)	Media/Entertainment	L+6.25% (9.02%), 9/7/2024	431	431	423	0.0%
Questex, Inc. (c) (i)	Media/Entertainment	L+6.25% (9.02%), 9/7/2024	16,151	15,845	15,858	1.1%
Quorum Health Corporation (j)	Healthcare	L+6.75% (9.27%), 4/29/2022	5,212	5,282	5,149	0.4%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2018

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Regionalcare Hospital Partners Holdings, Inc. (a) (j)	Healthcare	L+4.50% (7.13%), 11/16/2025	$20,000	$19,618	$18,925	1.3%
Resco Products, Inc. (c)	Industrials	L+4.50% (7.02%), 3/7/2020	10,000	10,000	9,850	0.7%
RR Donnelley & Sons Co (a) (j)	Publishing	L+5.00% (7.51%), 1/15/2024	10,000	9,925	9,775	0.7%
Schenectady International Group, Inc. (j)	Chemicals	L+4.75% (7.19%), 10/15/2025	19,791	19,283	18,999	1.3%
SCUF Gaming, Inc. (c)	Consumer	L+9.50% (12.01%), 12/1/2021	5,434	4,483	4,619	0.3%
SCUF Gaming, Inc. (c)	Consumer	L+9.50% (12.01%), 3/1/2019	335	335	285	0.0%
Skillsoft Corp. (j)	Technology	L+4.75% (7.27%), 4/28/2021	24,779	23,349	19,968	1.3%
Squan Holding Corp. (c) (l)	Telecom	L+7.00% (9.40%), 10/10/2019	16,804	15,718	12,099	0.8%
SSH Group Holdings, Inc. (j)	Education	L+4.25% (6.77%), 7/30/2025	6,043	6,029	5,786	0.4%
Subsea Global Solutions, LLC (c)	Business Services	L+7.00% (9.78%), 3/28/2023	215	215	208	0.0%
Subsea Global Solutions, LLC (c) (i)	Business Services	L+7.00% (9.80%), 3/28/2023	8,411	8,269	8,137	0.6%
Sutherland Global	Business Services	L+5.38% (8.18%), 4/23/2021	488	460	458	0.0%
Sutherland Global	Business Services	L+5.38% (8.18%), 4/23/2021	2,097	1,976	1,966	0.1%
Tax Defense Network, LLC (c) (l) (p) (t)	Consumer	L+6.00% (10.00%), 4/30/2020	33,028	26,218	7,927	0.5%
Tillamook Country Smoker, LLC (c)	Food & Beverage	L+5.75% (8.57%), 5/19/2022	3,235	3,235	3,154	0.2%
Tillamook Country Smoker, LLC (c) (i)	Food & Beverage	L+5.75% (8.40%), 5/19/2022	10,193	10,089	9,942	0.7%
Trademark Global, LLC (c)	Consumer	L+5.50% (8.02%), 10/1/2022	2,188	2,187	2,171	0.1%
Transperfect Global, Inc. (c) (i)	Business Services	L+6.75% (9.25%), 5/7/2024	6,808	6,686	6,709	0.5%
Traverse Midstream Partners, LLC (j)	Energy	L+4.00% (6.60%), 9/27/2024	6,352	6,326	6,082	0.4%
Trilogy International Partners, LLC (a)	Telecom	8.88%, 5/1/2022	14,875	14,822	14,257	1.0%
TwentyEighty, Inc. (c) (l) (p)	Business Services	8.00%, 3/31/2020	6,553	5,460	6,422	0.4%
TwentyEighty, Inc. (c) (l) (p)	Business Services	L+8.00% (10.80%), 3/31/2020	304	274	300	0.0%
TwentyEighty, Inc. (c) (l) (p)	Business Services	8.75%, 3/31/2020	6,283	5,289	6,158	0.4%
US Salt, LLC (c)	Industrials	L+4.75% (7.27%), 12/1/2023	1,244	1,244	1,244	0.1%
US Salt, LLC (c) (i)	Industrials	L+4.75% (7.27%), 12/1/2023	5,150	5,107	5,150	0.3%
USF S&H Holdco, LLC (c)	Health/Fitness	L+5.75% (8.17%), 3/16/2023	485	485	478	0.0%
USF S&H Holdco, LLC (c) (i)	Health/Fitness	L+5.75% (8.54%), 3/19/2024	24,245	23,929	23,896	1.6%
Veritas US, Inc.	Technology	10.50%, 2/1/2024	7,289	7,144	4,701	0.3%
Veritas US, Inc. (j)	Technology	L+4.50% (7.30%), 1/27/2023	7,550	7,568	6,412	0.4%
Vertex Aerospace Services Corp. (i)	Industrials	L+4.75% (7.27%), 6/16/2025	8,815	8,774	8,705	0.6%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2018

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Von Drehle Corp. (c) (i) (l)	Paper & Packaging	L+11.50% (14.30%), 3/6/2023	$26,176	$25,855	$23,373	1.6%
Vyaire Medical, Inc. (c) (j)	Healthcare	L+4.75% (7.14%), 4/16/2025	8,940	8,616	8,270	0.6%
WMK, LLC (c) (i)	Business Services	L+5.75% (8.29%), 9/5/2025	20,609	20,216	20,210	1.4%
Xplornet Communications, Inc. (a) (j)	Telecom	L+4.00% (6.80%), 9/9/2021	12,996	12,939	12,833	0.9%
YummyEarth, Inc. (c)	Food & Beverage	L+8.50% (11.31%), 8/1/2023	2,626	1,917	2,626	0.2%
YummyEarth, Inc. (c)	Food & Beverage	L+8.50% (11.31%), 8/1/2023	4,150	3,029	2,075	0.1%
Sub Total Senior Secured First Lien Debt				$1,712,904	$1,594,063	106.8%

Senior Secured Second Lien Debt - 18.5% (b)
Anchor Glass Container Corp. (c)	Paper & Packaging	L+7.75% (10.22%), 12/7/2024	$20,000	$19,845	$11,600	0.8%
Astro AB Merger Sub, Inc. (a) (c)	Financials	L+7.50% (10.03%), 4/30/2023	7,758	7,758	7,758	0.5%
Avatar Purchaser, Inc. (c) (j)	Software/Services	L+7.50% (10.16%), 11/17/2025	11,716	11,414	11,229	0.8%
Aveanna Healthcare, LLC (c) (j)	Healthcare	L+8.00% (10.52%), 3/17/2025	15,000	14,824	14,321	1.0%
Baker Hill Acquisition, LLC (c)	Financials	L+11.00% (13.40%), 3/1/2021	3,017	1,508	1,500	0.1%
Baker Hill Acquisition, LLC (c)	Financials	L+11.00% (13.40%), 3/1/2021	447	391	447	0.0%
Boston Market Corp. (c)	Food & Beverage	L+8.25% (10.96%), 1/16/2021	23,851	23,828	19,916	1.3%
BrandMuscle Holdings Inc. (c)	Business Services	L+8.50% (10.90%), 6/1/2022	24,500	24,241	24,010	1.6%
Cafe Enterprises, Inc. (c) (t)	Food & Beverage	14.00%, 3/31/2019	475	—	—	—%
Carlisle FoodService Products, Inc. (c)	Consumer	L+7.75% (10.26%), 3/20/2026	10,719	10,526	10,515	0.7%
CDS U.S. Intermediate Holdings, Inc. (a) (c)	Media/Entertainment	L+8.25% (11.05%), 7/8/2023	7,927	7,830	6,983	0.5%
Constellis Holdings, LLC (c)	Business Services	L+9.00% (11.52%), 4/21/2025	1,117	1,117	1,061	0.1%
Dentalcorp Perfect Smile, ULC (a) (c)	Healthcare	L+7.50% (10.02%), 6/1/2026	8,111	8,035	8,030	0.5%
Dentalcorp Perfect Smile, ULC (a) (c)	Healthcare	L+7.50% (10.02%), 6/1/2026	1,156	1,145	1,144	0.1%
Dimora Brands, Inc. (c)	Consumer	L+8.50% (11.02%), 8/25/2025	4,470	4,469	4,470	0.3%
Edelman Financial Services, LLC (a) (j)	Financials	L+6.75% (9.19%), 7/20/2026	6,764	6,732	6,426	0.4%
Frank Entertainment Group, LLC (c) (p) (t)	Media/Entertainment	10.00%, 6/30/2019	724	—	—	—%
Hyland Software, Inc.	Technology	L+7.00% (9.52%), 7/7/2025	5,837	5,874	5,728	0.4%
ICP Industrial, Inc. (c)	Chemicals	L+8.25% (10.68%), 5/3/2024	5,588	5,587	5,504	0.4%
IDERA, Inc. (c)	Technology	L+4.50% (7.03%), 6/1/2025	1,788	1,788	1,788	0.1%
KidKraft, Inc. (c) (l)	Consumer	12.00%, 3/30/2022	6,309	6,228	6,215	0.4%
MLN US Holdco, LLC (a)	Technology	L+8.75% (11.27%), 11/30/2026	3,000	2,941	2,918	0.2%
Navicure, Inc. (c)	Healthcare	L+7.50% (10.02%), 10/31/2025	1,341	1,341	1,321	0.1%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2018

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares		Amortized Cost	Fair Value	% of Net Assets (b)
Northstar Financial Services Group, LLC (c)	Financials	L+7.50% (10.12%), 5/25/2026		$3,381	$3,365	$3,381	0.2%
Oxbow Carbon LLC (c)	Industrials	L+7.50% (10.02%), 1/4/2024		1,395	1,430	1,409	0.1%
PetVet Care Centers, LLC (c)	Healthcare	L+6.25% (8.75%), 2/13/2026		3,539	3,523	3,449	0.2%
PI US Holdco III, Ltd. (a) (c)	Financials	L+7.25% (9.77%), 12/20/2025		6,696	6,637	6,661	0.5%
ProAmpac, LLC (c)	Paper & Packaging	L+8.50% (11.14%), 11/18/2024		3,352	3,351	3,352	0.2%
Recess Holdings, Inc. (c)	Industrials	L+7.75% (10.55%), 9/29/2025		15,008	14,812	14,783	1.0%
Renaissance Holding Corp. (j)	Software/Services	L+7.00% (9.50%), 5/29/2026		8,456	8,298	7,751	0.5%
River Cree Enterprises, LP (a) (c) (z)	Gaming/Lodging	10.00%, 5/17/2025		21,275	16,399	15,367	1.0%
SCA Pharmaceuticals, LLC (c)	Healthcare	L+9.00% (11.80%), 12/16/2020		2,235	2,152	2,051	0.1%
SSH Group Holdings, Inc. (c) (j)	Education	L+8.25% (10.77%), 7/30/2026		10,122	10,026	10,021	0.7%
St. Croix Hospice Acquisition Corp. (c)	Healthcare	L+8.75% (11.27%), 3/1/2024		2,056	1,965	2,056	0.1%
TierPoint, LLC (c)	Business Services	L+7.25% (9.77%), 5/5/2025		5,334	5,292	5,227	0.4%
Travelpro Products, Inc. (a) (c) (l)	Consumer	13.00%, 11/1/2022		2,357	2,356	2,357	0.2%
Travelpro Products, Inc. (a) (c) (l) (z)	Consumer	13.00%, 11/1/2022	CAD	2,731	2,088	2,003	0.1%
U.S. Auto (c)	Financials	L+10.50% (12.85%), 6/8/2020		30,000	29,849	29,850	2.0%
US Salt, LLC (c)	Industrials	L+8.75% (11.14%), 12/1/2024		12,872	12,709	12,872	0.9%
Sub Total Senior Secured Second Lien Debt					$291,674	$275,474	18.5%

Subordinated Debt - 9.3% (b)
AHP Health Partners, Inc.	Healthcare	9.75%, 7/15/2026		$6,589	$6,503	$6,725	0.4%
BMC Software Finance, Inc.	Technology	9.75%, 9/1/2026		5,000	4,691	4,575	0.3%
Cafe Enterprises, Inc. (c) (t)	Food & Beverage	14.00%, 9/30/2019		3,681	—	—	—%
Capital Contractors, Inc. (c) (t)	Business Services	16.00%, 6/30/2020		2,200	—	—	—%
Captek Softgel International, Inc. (c) (l)	Health/Fitness	11.50%, 1/1/2023		6,992	6,991	6,625	0.4%
Community Intervention Services, Inc. (c) (l) (t)	Healthcare	13.00%, 1/31/2021		5,335	—	—	—%
Del Real, LLC (c)	Food & Beverage	11.00%, 4/1/2023		3,129	2,958	2,926	0.2%
Dyno Acquiror, Inc. (c) (l)	Consumer	12.00%, 2/1/2020		1,058	1,058	1,058	0.1%
Frontier Communications Corp. (a)	Telecom	8.50%, 4/15/2020		10,000	9,490	8,888	0.6%
Frontstreet Facility Solutions, Inc. (c) (p)	Business Services	13.00%, 3/1/2021		1,891	227	189	0.0%
HC2 Holdings, Inc.	Industrials	11.50%, 12/1/2021		10,796	10,666	10,067	0.7%
HemaSource, Inc. (c) (ac)	Healthcare	11.00%, 1/1/2024		2,235	2,131	2,168	0.1%
HTC Borrower, LLC (c) (l)	Consumer	13.00%, 9/1/2020		5,633	5,409	5,604	0.4%
Iridium Communications, Inc.	Telecom	10.25%, 4/15/2023		3,536	3,536	3,753	0.3%
MGTF Radio Company, LLC (c) (l) (t)	Media/Entertainment	16.00%, 3/30/2020		24,490	24,309	20,082	1.3%
Park Ave RE Holdings, LLC (c) (d) (l) (o)	Financials	13.00%, 12/31/2021		37,192	37,192	37,192	2.5%
PCX Aerostructures, LLC (c) (l)	Industrials	6.00%, 8/9/2021		7,414	5,601	5,560	0.4%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2018

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
RMP Group, Inc. (c) (l)	Financials	11.50%, 9/1/2022	$2,277	$2,195	$2,254	0.2%
Trademark Global, LLC (c)	Consumer	11.25%, 4/1/2023	3,308	3,310	3,241	0.2%
Vantage Mobility International, LLC (c)	Transportation	L+7.75% (10.28%), 9/1/2021	6,863	5,853	5,696	0.4%
Xplornet Communications, Inc. (a) (l)	Telecom	9.63%, 6/1/2022	11,683	11,683	11,566	0.8%
Sub Total Subordinated Debt				$143,803	$138,169	9.3%

Collateralized Securities - 8.5% (b)
Collateralized Securities - Debt Investment
Figueroa - Class F Notes (a) (c) (p)	Diversified Investment Vehicles	12.79%, 1/15/2027	$8,000	$8,000	$7,508	0.5%
NewStar Arlington Senior Loan Program, LLC 14-1A FR (a) (c) (p)	Diversified Investment Vehicles	13.77%, 4/25/2031	4,750	4,532	4,425	0.3%
Newstar Fairfield Fund CLO, Ltd. 2015-1RA F (a) (c) (p)	Diversified Investment Vehicles	10.26%, 1/20/2027	10,728	9,424	8,580	0.6%
Whitehorse, Ltd. 2014-1A E (a) (c) (p)	Diversified Investment Vehicles	7.29%, 5/1/2026	8,000	7,673	7,269	0.5%
Collateralized Securities - Equity Investment (n)
B&M CLO, Ltd. 2014-1A SUB (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 4/16/2026	$40,250	$10,524	$6,029	0.4%
CVP Cascade CLO, Ltd. 2013-CLO1 Side Letter (a) (c) (p) (s)	Diversified Investment Vehicles		3,243	535	68	0.0%
CVP Cascade CLO, Ltd. 2013-CLO1 SUB (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 1/16/2026	31,000	974	1,166	0.1%
CVP Cascade CLO, Ltd. 2014-2A Side Letter (a) (c) (p) (s)	Diversified Investment Vehicles		3,755	1,022	274	0.0%
Figueroa CLO, Ltd. 2014-1A Side Letter (a) (c) (p) (s)	Diversified Investment Vehicles		2,986	1,244	483	0.1%
Figueroa CLO, Ltd. 2014-1A SUB (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 1/15/2027	35,057	11,568	7,468	0.5%
MidOcean Credit CLO 2013-2A INC (a) (c) (p) (v)	Diversified Investment Vehicles	12.07%, 1/29/2025	37,600	20,445	16,534	1.1%
MidOcean Credit CLO 2014-3A SUB (a) (c) (p) (v)	Diversified Investment Vehicles	14.97%, 7/21/2026	43,300	16,915	14,651	1.0%
MidOcean Credit CLO 2015-4A INC (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 4/15/2027	21,500	12,105	8,595	0.6%
NewStar Arlington Senior Loan Program, LLC 14-1A SUB (a) (c) (p) (v)	Diversified Investment Vehicles	17.51%, 7/25/2025	31,603	19,799	24,788	1.6%
Newstar Fairfield Fund CLO, Ltd. 2015-1RA SUB (a) (c) (p) (v)	Diversified Investment Vehicles	12.31%, 1/19/2027	31,575	10,329	11,895	0.8%
OFSI Fund, Ltd. 2014-6A Side Letter (a) (c) (p) (s)	Diversified Investment Vehicles		1,970	501	199	0.0%
OFSI Fund, Ltd. 2014-6A SUB (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 3/20/2025	38,000	10,003	3,008	0.2%
Whitehorse, Ltd. 2014-1A Side Letter (a) (c) (p) (s)	Diversified Investment Vehicles		1,886	477	297	0.0%
Whitehorse, Ltd. 2014-1A SUB (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 5/1/2026	36,000	8,860	3,975	0.2%
Sub Total Collateralized Securities				$154,930	$127,212	8.5%

Equity/Other - 13.3% (b) (ad)
Aden & Anais Holdings, Inc. (c) (e) (ac)	Retail		4,470	$—	$—	—%
Answers Corp. (c) (p)	Media/Entertainment		908,911	11,361	1,909	0.1%
Avaya Holdings Corp. (a) (e) (aa)	Technology		207,310	3,292	3,018	0.2%
Baker Hill Acquisition, LLC (c) (e)	Financials		22,653	—	—	—%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2018

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Cafe Enterprises, Inc. (c) (e)	Food & Beverage		2,235	$—	$—	—%
Capital Contractors, Inc. (c) (e)	Business Services		45	—	—	—%
Capital Contractors, Inc. (c) (e)	Business Services		4,470	—	—	—%
Capstone Nutrition Class B and C Common Stock (fka Integrity Nutraceuticals) (c) (e) (o) (u)	Consumer		24,656	—	—	—%
Capstone Nutrition Common Stock (fka Integrity Nutraceuticals) (c) (e) (o) (u)	Consumer		6,023	1,630	—	—%
Captek Softgel International, Inc. (c) (e) (ac)	Health/Fitness		8,498	942	712	0.1%
Centerfield Media Holdings, LLC (c) (e)	Media/Entertainment		112	245	263	0.0%
CRD Holdings, LLC (a) (c) (o) (u)	Energy	9.00%	38,858,603	28,402	28,973	2.0%
CRS-SPV, Inc. (c) (e) (o)	Industrials		246	2,219	2,221	0.2%
CWS Holding Company, LLC (c) (e)	Consumer		335,255	—	—	—%
Danish CRJ, Ltd. (a) (c) (e) (p) (r)	Transportation		5,002	—	—	—%
Data Source Holdings, LLC (c) (e)	Business Services		10,617	140	124	0.0%
Del Real, LLC (c) (e) (u)	Food & Beverage		670,510	382	297	0.0%
Dyno Acquiror, Inc. (c) (e)	Consumer		134,102	58	64	0.0%
Frank Entertainment Group, LLC (c) (e) (p) (u)	Media/Entertainment		135,566	—	—	—%
Frank Entertainment Group, LLC (c) (e) (p) (u)	Media/Entertainment		625,810	—	—	—%
Frank Entertainment Group, LLC (c) (e) (p) (u)	Media/Entertainment		625,810	—	—	—%
Frontstreet Facility Solutions, Inc. (c) (e) (p)	Business Services		24,114	—	—	—%
HemaSource, Inc. (c) (e) (ac)	Healthcare		223,503	168	185	0.0%
ICP Industrial, Inc. (c) (e)	Chemicals		288	279	301	0.0%
Integrated Efficiency Solutions, Inc. (c) (e)	Industrials		53,215	56	67	0.0%
Integrated Efficiency Solutions, Inc. (c) (e)	Industrials		2,975	3	3	0.0%
Kahala Ireland OpCo Designated Activity Company (a) (c) (e) (h) (o)	Transportation		—	—	20,329	1.4%
Kahala Ireland OpCo Designated Activity Company (a) (c) (e) (h) (o)	Transportation		3,250,000	2,831	3,250	0.2%
Kahala US OpCo, LLC (a) (c) (e) (k) (o)	Transportation	13.00%	4,413,472	—	—	—%
K-Square Restaurant Partners, LP (c) (e) (ac)	Food & Beverage		447	175	16	0.0%
Lakeview Health Holdings, Inc. (c) (e)	Healthcare		447	—	—	—%
MIC Holding, LLC (c) (e)	Consumer		1,470	3,686	3,947	0.3%
MIC Holding, LLC (c) (e)	Consumer		30,000	4,916	4,798	0.3%
Micross Solutions, LLC (c) (e)	Software/Services		442,430	223	310	0.0%
Mood Media Corp. (c) (e)	Media/Entertainment		121,021	27	11	0.0%
Motor Vehicle Software Corp. (c) (e) (ab)	Business Services		223,503	318	260	0.0%
New Star Metals, Inc. (c) (e)	Industrials	Expire 12/22/2036	100,216	151	702	0.0%
NexSteppe, Inc. (c) (e) (o)	Chemicals		237,240	737	—	—%
NMFC Senior Loan Program I, LLC (a) (o)	Diversified Investment Vehicles		50,000	50,000	50,573	3.4%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2018

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Nomacorc, LLC (c) (e) (u) (ab)	Industrials		356,816	$56	$68	0.0%
Park Ave RE Holdings, LLC (c) (e) (o) (w)	Financials		1,000	102	15,578	1.0%
Park Ave RE Holdings, LLC (c) (e) (o) (w)	Financials	8.00%	47,290	23,645	23,645	1.6%
Passport Food Group, LLC (c) (e) (ac)	Food & Beverage		4,470	—	—	—%
PCX Aerostructures, LLC (c) (e)	Industrials		27,250	—	—	—%
PCX Aerostructures, LLC (c) (e)	Industrials		1,356	—	—	—%
PCX Aerostructures, LLC (c) (e)	Industrials		315	—	—	—%
PennantPark Credit Opportunities Fund II, LP (a) (g) (p)	Diversified Investment Vehicles		8,436	8,436	8,705	0.6%
RMP Group, Inc. (c) (e) (u)	Financials		223	164	191	0.0%
RockYou, Inc. (c) (e)	Media/Entertainment		15,105	—	—	—%
Schweiger Dermatology Group, LLC (c) (e) (u)	Healthcare		265,024	—	—	—%
SCUF Gaming, Inc. (c) (e)	Consumer		6,060	21	49	0.0%
Smile Brands, Inc. (c) (e)	Healthcare		669	747	658	0.0%
Squan Holding Corp. (c) (e)	Telecom		180,835	—	—	—%
Squan Holding Corp. (c) (e)	Telecom		8,962	—	—	—%
St. Croix Hospice Acquisition Corp. (c) (e)	Healthcare		112	—	—	—%
St. Croix Hospice Acquisition Corp. (c) (e)	Healthcare		112	64	100	0.0%
SYNACOR, Inc. (e) (aa)	Technology		59,785	—	88	0.0%
Tax Advisors Group, LLC (c) (e) (u)	Financials		86	609	638	0.0%
Tax Defense Network, LLC (c) (e) (p)	Consumer		351,944	—	—	—%
Tax Defense Network, LLC (c) (e) (p)	Consumer		147,099	425	—	—%
TCG BDC, Inc. - Common Stock (fka Carlyle GMS Finance, Inc.) (a)	Financials		226	4,336	2,733	0.2%
Team Waste, LLC (c) (e) (p) (u)	Industrials		111,752	2,235	2,235	0.2%
Tennenbaum Waterman Fund, LP (a) (c) (p)	Diversified Investment Vehicles		10,000	10,000	10,137	0.7%
THL Credit Greenway Fund II, LLC (a) (p)	Diversified Investment Vehicles		8,339	8,339	7,435	0.5%
Travelpro Products, Inc. (a)	Consumer		447,007	506	541	0.0%
TwentyEighty, Inc. (c) (p)	Business Services		54,586	—	—	—%
TZ Holdings, Inc. - Preferred Shares (fka Zimbra, Inc.) (c) (e)	Technology	Expire 10/25/2023	1,000,000	10	179	0.0%
United Biologics, LLC (c) (e) (u)	Healthcare		39,769	132	18	0.0%
United Biologics, LLC (c) (e) (u)	Healthcare		3,155	—	—	—%
United Biologics, LLC (c) (e) (u)	Healthcare		4,206	31	15	0.0%
United Biologics, LLC (c) (e) (u)	Healthcare		99,236	—	—	—%
United Biologics, LLC (c) (e) (u)	Healthcare		223	35	9	0.0%
USASF Holdco, LLC (c) (e) (u)	Financials		10,000	10	—	—%
USASF Holdco, LLC (c) (e) (u)	Financials		490	490	571	0.0%
USASF Holdco, LLC (c) (e) (u)	Financials		56	56	111	0.0%
Vantage Mobility International, LLC (c) (e)	Transportation		391,131	—	—	—%
Women's Marketing, Inc. (c) (e)	Media/Entertainment		3,643	—	—	—%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2018

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Women's Marketing, Inc. (c) (e)	Media/Entertainment		2,235	$—	$—	—%
World Business Lenders, LLC (c) (e) (p)	Financials		922,669	3,750	3,759	0.3%
WSO Holdings, LP (c) (e)	Food & Beverage		698	279	—	—%
Wythe Will Tzetzo, LLC (c) (e) (u)	Food & Beverage		22,312	302	—	—%
YummyEarth, Inc. (c) (e)	Food & Beverage		223	—	—	—%
Sub Total Equity/Other				$177,021	$199,796	13.3%

TOTAL INVESTMENTS - 156.4% (b)				$2,480,332	$2,334,714	156.4%

Forward foreign currency contracts:

Counterparty	Contract to Deliver		In Exchange For	Maturity Date	Unrealized Appreciation/(Depreciation)
Goldman Sachs International	CAD	21,275	$16,597	1/7/2019	$993

(a)	All of the Company's investments, except the investments noted by this footnote, are qualifying assets under Section 55(a) of the Investment Company Act of 1940, as amended (the "1940 Act"). Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company's total assets. Qualifying assets represent 71.9% of the Company's total assets. The significant majority of all investments held are deemed to be illiquid.

(b)	Percentages are based on net assets of $1,492,719 as of December 31, 2018.

(c)	The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's Board of Directors as required by the 1940 Act. Such investments are valued using significant unobservable inputs (See Note 3 to the consolidated financial statements).

(d)	As of the date of election, the portfolio company elected to pay cash interest, noting the company has the option to elect a portion of the interest to be payment-in-kind (“PIK”).

(e)	Non-income producing at December 31, 2018.

(f)	The Company has various unfunded commitments to portfolio companies. Please refer to Note 7 - Commitments and Contingencies for details of these unfunded commitments.

(g)	The investment is subject to a three year lock-up restriction on withdrawals. The lock-up expires on March 31, 2019.

(h)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala LuxCo, which own 100% of the equity of the operating company, Kahala Ireland OpCo Designated Activity Company.

(i)	The Company's investment or a portion thereof is pledged as collateral under the Wells Fargo Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(j)	The Company's investment or a portion thereof is pledged as collateral under the Citi Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(k)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala Aviation US, Inc. which own 100% of the equity of the operating company, Kahala US OpCo LLC.

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

(l)	For the year ended December 31, 2018, the following investments paid or have the option to pay all or a portion of interest and dividends via payment-in-kind (“PIK”):

December 31, 2018

Portfolio Company	Investment Type	Cash	PIK	All-in Rate	PIK Earned for the year ended December 31, 2018
Capstone Nutrition (fka Integrity Nutraceuticals)	Senior Secured First Lien Debt	—%	15.03%	15.03%	$—
Capstone Nutrition (fka Integrity Nutraceuticals)	Senior Secured First Lien Debt	—%	15.03%	15.03%	—
Capstone Nutrition (fka Integrity Nutraceuticals)	Senior Secured First Lien Debt	—%	15.03%	15.03%	—
DLC Acquisition, LLC	Senior Secured First Lien Debt	10.00%	2.00%	12.00%	29
Greenwave Holdings, Inc. (s)	Senior Secured First Lien Debt	10.00%	3.00%	13.00%	271
Integral Ad Science, Inc.	Senior Secured First Lien Debt	7.28%	1.25%	8.53%	81
Integrated Efficiency Solutions, Inc.	Senior Secured First Lien Debt	12.05%	—%	12.05%	—
Kahala Ireland OpCo Designated Activity Company	Senior Secured First Lien Debt	13.00%	—%	13.00%	—
LightSquared, LP	Senior Secured First Lien Debt	—%	11.52%	11.52%	1,291
Mood Media Corp.	Senior Secured First Lien Debt	10.05%	—%	10.05%	103
NexSteppe, Inc.	Senior Secured First Lien Debt	—%	12.00%	12.00%	—
NexSteppe, Inc.	Senior Secured First Lien Debt	—%	12.00%	12.00%	—
Pure Barre, LLC (s)	Senior Secured First Lien Debt	—%	9.08%	9.08%	162
Pure Barre, LLC (s)	Senior Secured First Lien Debt	7.99%	1.25%	9.24%	3
Squan Holding Corp.	Senior Secured First Lien Debt	8.40%	1.00%	9.40%	163
Tax Defense Network, LLC	Senior Secured First Lien Debt	—%	10.00%	10.00%	—
TwentyEighty, Inc.	Senior Secured First Lien Debt	10.80%	—%	10.80%	12
TwentyEighty, Inc.	Senior Secured First Lien Debt	4.00%	4.00%	8.00%	262
TwentyEighty, Inc.	Senior Secured First Lien Debt	—%	8.75%	8.75%	531
United Central Industrial Supply Company, LLC (s)	Senior Secured First Lien Debt	9.35%	—%	9.35%	85
Von Drehle Corp.	Senior Secured First Lien Debt	14.03%	—%	14.03%	131
KidKraft, Inc.	Senior Secured Second Lien Debt	11.00%	1.00%	12.00%	26
Travelpro Products, Inc.	Senior Secured Second Lien Debt	11.00%	2.00%	13.00%	7
Travelpro Products, Inc.	Senior Secured Second Lien Debt	11.00%	2.00%	13.00%	20
Captek Softgel International, Inc.	Subordinated Debt	10.00%	1.50%	11.50%	45
Community Intervention Services, Inc.	Subordinated Debt	—%	13.00%	13.00%	—
Dyno Acquiror, Inc.	Subordinated Debt	10.50%	1.50%	12.00%	7
Frozen Specialties, Inc. (s)	Subordinated Debt	10.00%	4.00%	14.00%	22
HTC Borrower, LLC	Subordinated Debt	10.00%	3.00%	13.00%	71
Orchid Underwriters Agency, LLC (s)	Subordinated Debt	—%	11.50%	11.50%	1
Orchid Underwriters Agency, LLC (s)	Subordinated Debt	—%	13.50%	13.50%	5
Park Ave RE Holdings, LLC	Subordinated Debt	13.00%	—%	13.00%	—
PCX Aerostructures, LLC	Subordinated Debt	—%	6.00%	6.00%	170
RMP Group, Inc.	Subordinated Debt	10.50%	1.00%	11.50%	10
Rotolo Consultants, Inc. (s)	Subordinated Debt	11.00%	3.00%	14.00%	13
Smile Brands, Inc. (s)	Subordinated Debt	10.00%	2.00%	12.00%	17
Steel City Media	Subordinated Debt	9.00%	7.00%	16.00%	829
Xplornet Communications, Inc.	Subordinated Debt	8.63%	1.00%	9.63%	1,149
Total					$5,516

(m)	The Company's investment or a portion thereof is pledged as collateral under the UBS Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(n)	For equity investments in Collateralized Securities, the effective yield is presented in place of the investment coupon rate for each investment. Refer to footnote (v) for a further description of an equity investment in a Collateralized Security.

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

(o)	The provisions of the 1940 Act classify investments based on the level of control that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be "non-controlled" when the Company owns 25% or less of the portfolio company's voting securities and "controlled" when the Company owns more than 25% of the portfolio company's voting securities. The Company classifies this investment as "controlled".

(p)	The provisions of the 1940 Act classify investments further based on the level of ownership that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as "non-affiliated" when the Company owns less than 5% of a portfolio company's voting securities and "affiliated" when the Company owns 5% or more of a portfolio company's voting securities. The Company classifies this investment as "affiliated".

(q)	Unless otherwise indicated, all investments in the consolidated schedule of investments are non-affiliated, non-controlled investments.

(r)	The Company's investment is held through the Consolidated Holding Company, Kahala Aviation Holdings, LLC, which owns 49% of the operating company, Danish CRJ LTD.

(s)	Investment sold during the year ended December 31, 2018.

(t)	The investment is on non-accrual status as of December 31, 2018.

(u)	Investments are held in the taxable wholly-owned, consolidated subsidiary, 54th Street Equity Holdings, Inc.

(v)	The Collateralized Securities - subordinated notes are treated as equity investments and are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund’s securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.

(w)	The Company's investment is held through the consolidated subsidiary, Park Ave RE, Inc., which owns 100% of the equity of the operating company, Park Ave RE Holdings, LLC.

(x)	The Company's investment or a portion thereof is pledged as collateral under the JPMC PB Account. Individual investments can be divided into parts which are pledged to separate credit facilities.

(y)	The majority of the investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate ("LIBOR" or "L") or Prime ("P") and which reset daily, monthly, quarterly, or semiannually. For each, the Company has provided the spread over LIBOR or Prime and the current interest rate in effect at December 31, 2018. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable.

(z)	The principal amount (par amount) is denominated in Canadian Dollars or CAD.

(aa)	The investment is not a restricted security. All other securities are restricted securities.

(ab)	The investment is held through a participation interest in which the Company has a contractual relationship only with the loan transferor, not the underlying borrower. The Company may be subject to the credit risk of the loan transferor as well as of the borrower.

(ac)	The investment is held through BSP TCAP Acquisition Holdings LP which, as further outlined in Note 1, is an affiliated acquisition entity utilized for the Triangle Transaction. Due to certain restrictions, such as limits on the number of partners allowable within the equity structures of the newly acquired investments, these investments are still held within the acquisition entity as of December 31, 2018.

(ad)	All amounts are in thousands except share amounts.

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2018

The following table shows the portfolio composition by industry grouping based on fair value at December 31, 2018:

	At December 31, 2018
	Investments at Fair Value	Percentage of Total Portfolio
Healthcare	$357,065	15.3%
Industrials	270,699	11.6%
Business Services	264,296	11.3%
Diversified Investment Vehicles	204,062	8.8%
Financials	142,695	6.1%
Transportation	140,824	6.0%
Media/Entertainment	135,230	5.8%
Technology	119,825	5.1%
Energy	113,507	4.9%
Telecom	112,838	4.8%
Food & Beverage	98,653	4.2%
Consumer	95,159	4.1%
Chemicals	67,816	2.9%
Gaming/Lodging	58,572	2.5%
Paper & Packaging	44,882	1.9%
Software/Services	39,523	1.7%
Health/Fitness	31,711	1.4%
Education	21,688	0.9%
Publishing	9,775	0.4%
Retail	5,894	0.3%
Total	$2,334,714	100.0%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Note 1 — Organization and Basis of Presentation

Business Development Corporation of America (the “Company” or "BDCA") is an externally managed, non-diversified closed-end management investment company incorporated in Maryland in May 2010 that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (“the 1940 Act”). In addition, the Company has elected to be treated for tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company’s investment activities are managed by BDCA Adviser, LLC (the “Adviser”), a subsidiary of Benefit Street Partners L.L.C. (“BSP”) and supervised by the Company’s Board of Directors ("Board"), a majority of whom are independent of the Adviser and its affiliates. As a BDC, the Company is required to comply with certain regulatory requirements.

The Company’s investment objective is to generate both current income and to a lesser extent long-term capital appreciation through debt and equity investments. The Company invests primarily in first and second lien senior secured loans and mezzanine debt issued by middle market companies. The Company defines middle market companies as those with annual revenues up to $1 billion. The Company also purchases interests in loans through secondary market transactions. First and second lien secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in bankruptcy priority and are generally secured by liens on the operating assets of a borrower, which may include inventory, receivables, plant, property, and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. The Company may invest in the equity and junior debt tranches of collateralized loan obligation investment vehicles (“Collateralized Securities” or "CLOs"). CLOs are entities that are formed to manage a portfolio of senior secured loans made to companies whose debt is typically rated below investment grade or, in limited circumstances, unrated. The senior secured loans within these Collateralized Securities meet specified credit and diversity criteria and are subject to concentration limitations in order to create a diverse investment portfolio. In most cases, companies to whom the Company provides customized financing solutions will be privately held at the time the Company invests in them.

On April 3, 2018, BSP, through its affiliate BSP TCAP Acquisition Holdings LP (the “Acquisition Entity”), entered into an Asset Purchase Agreement (the “APA”) with Triangle Capital Corporation (“Triangle”) under which certain funds advised by BSP agreed to acquire Triangle’s Investment Portfolio (the “Triangle Portfolio”) for $981.2 million in cash, as adjusted in accordance with the terms of the APA (the “Triangle Transaction”). The Company’s Adviser is an affiliate of BSP, and the Company participated in the Triangle Transaction by purchasing a portion of the Triangle Portfolio, facilitated through the Acquisition Entity.

On July 31, 2018, BSP completed the Triangle Transaction. The gross cash proceeds paid to Triangle were approximately $793.3 million, after adjustments to take into account portfolio activity and other matters occurring since December 31, 2017. In accordance with BSP’s allocation policy, the Company acquired approximately 24% of the assets in the Triangle Portfolio for an aggregate purchase price of $188.1 million. The final allocation of the investments in the Triangle Portfolio by BSP was based on a number of factors, including, among others, the Company's available capital at the time of allocation, changes in the composition of the Triangle Portfolio between the signing of the APA and the closing of the Triangle Transaction, the suitability of the investments in Triangle’s Portfolio for the Company as compared to the other funds managed by BSP, regulatory guidance regarding the allocation of certain Triangle Portfolio assets between funds managed by BSP, and changes in the relative size of the funds managed by BSP.

The Company accounted for the Triangle Transaction under the accounting and reporting guidance within Accounting Standards Codification ("ASC") Topic 805, Business Combinations (“ASC 805”). The Company concluded that the Triangle Transaction should be accounted for as an asset acquisition and no further considerations or disclosures required for a business combination under ASC 805 are warranted.

On February 1, 2019, Franklin Templeton acquired BSP, including BSP’s 100% ownership interest in the Company's Adviser (the “FT Transaction”).

During the year ended December 31, 2019, the Company invested approximately $997.0 million to portfolio companies to contribute to the support of their business objectives of which some were contractually obligated. See Note 7 - Commitments and Contingencies. As of December 31, 2019, the Company held investments in loans it made to investee companies with aggregate principal amounts of $2,364.2 million. The details of such investments have been disclosed on the consolidated schedule of investments as well as in Note 3 - Fair Value of Financial Instruments. In addition to providing loans to investee companies, from time to time the Company may assist investee companies in securing financing from other sources by introducing such investee companies to sponsors or other lending institutions.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

While the structure of the Company’s investments is likely to vary, the Company may invest in senior secured debt, senior unsecured debt, subordinated secured debt, subordinated unsecured debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants, CLOs, and other instruments, many of which generate current yields. If the Adviser deems appropriate, the Company may invest in more liquid senior secured and second lien debt securities, some of which may be traded. The Company will make such investments to the extent allowed by the 1940 Act and consistent with its continued qualification as a RIC for federal income tax purposes.

On January 25, 2011, the Company commenced its initial public offering (the “IPO”) on a “reasonable best efforts basis” of up to 150.0 million shares of common stock, $0.001 par value per share, and subsequently amended the offering to issue up to an additional 101.1 million shares of its common stock (the “Offering”). The Company closed the Offering to new investments on April 30, 2015. As of December 31, 2019, the Company had issued 215.9 million shares of common stock for gross proceeds of $2.3 billion including the shares purchased by affiliates and shares issued under the Company's distribution reinvestment plan (“DRIP”). As of December 31, 2019, the Company had repurchased a cumulative 25.6 million shares of common stock through its share repurchase program for payments of $222.2 million.

The Company intends to co-invest, subject to the conditions included in the exemptive order the Company received from the Securities and Exchange Commission ("SEC"), with certain of its affiliates. The Company believes that such co-investments may afford it additional investment opportunities and an ability to achieve greater diversification.

As a BDC, the Company is generally required to invest at least 70% of its total assets primarily in securities of private and certain U.S. public companies (other than certain financial institutions), cash, cash equivalents and U.S. Government securities, and other high-quality debt investments that mature in one year or less.

The Company is permitted to borrow money from time to time within the levels permitted by the 1940 Act (which generally currently allows it to incur leverage for up to one half of its total assets). The Company has used, and expects to continue to use, its credit facilities and other borrowings, along with proceeds from the rotation of its portfolio and proceeds from private securities offerings to finance its investment objectives.

Although Congress passed the Small Business Credit Availability Act (the “SBCAA”) on March 23, 2018, which amended the 1940 Act to permit BDCs to incur increased leverage if certain conditions are met, the Company does not presently intend to avail itself of the increased leverage limits permitted by the SBCAA. If the Company were to avail itself of the increased leverage permitted by the SBCAA, this would effectively allow the Company to double its leverage, which would increase leverage risk and expenses.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements reflect all adjustments, both normal and recurring which, in the opinion of management, are necessary of the fair presentation of the Company’s results of operations and financial condition for the periods presented. The Company is an investment company and follows accounting and reporting guidance in ASC Topic 946 - Financial Services - Investment Companies ("ASC 946").

We have also formed and expect to continue to form consolidated subsidiaries (the “Consolidated Holding Companies”). The Company consolidates the following subsidiaries for accounting purposes: BDCA Funding I, LLC (“Funding I”), BDCA-CB Funding, LLC (“CB Funding”), BDCA Helvetica Funding, Ltd. (“Helvetica Funding”), 54th Street Equity Holdings, Inc. and the Consolidated Holding Companies. All significant intercompany balances and transactions have been eliminated in consolidation.

Prior to September 30, 2019, in conjunction with the consolidation of subsidiaries, the Company had recognized non-controlling interests attributable to third party ownership in the following Consolidated Holding Companies: Kahala Aviation Holdings, LLC, Kahala Aviation US, Inc., and Kahala LuxCo S.A.R.L. On September 30, 2019, the Company entered an agreement to purchase the third party ownership of Kahala Aviation Holdings LLC, which in turn owns 100% of the equity of Kahala Aviation US, Inc. and Kahala LuxCo S.A.R.L. As a result of this agreement, the company owns 100% of the equity of Kahala Aviation Holdings LLC, Kahala Aviation US, Inc, and Kahala LuxCo S.A.R.L, and therefore no longer recognizes a non-controlling interest in these Consolidated Holding Companies. See Note 9 - Common Stock for detail of the activity attributable to non-controlling interests.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

As provided under ASC 946, the Company will generally not consolidate its investment in a company other than a substantially or wholly-owned investment company or controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the accounts of the Company's substantially wholly-owned subsidiaries in its consolidated financial statements.

Valuation of Portfolio Investments

Portfolio investments are reported on the consolidated statements of assets and liabilities at fair value. On a quarterly basis, the Company performs an analysis of each investment to determine fair value as follows:

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. The Company may also obtain quotes with respect to certain of the Company's investments from pricing services or brokers or dealers in order to value assets. When doing so, the Company determines whether the quote obtained is readily available according to U.S. GAAP to determine the fair value of the security. If determined to be readily available, the Company uses the quote obtained.

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Company may take into account in fair value pricing the Company's investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

With respect to investments for which market quotations are not readily available, the Adviser undertakes a multi-step valuation process each quarter, as described below:

•	Each portfolio company or investment will be valued by the Adviser, with assistance from one or more independent valuation firms engaged by the Company's Board of Directors or as noted below, with respect to investments in an investment fund;

•	The independent valuation firm(s) conduct independent appraisals and make an independent assessment of the value of each investment; and

•	The Board of Directors determines the fair value of each investment, in good faith, based on the input of the Adviser and independent valuation firm (to the extent applicable).

For an investment in an investment fund that does not have a readily determinable fair value, the Company measures the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of ASC 946, as of the Company's measurement date. However, there can be no assurance that the Company will be able to sell such investment at a price equal to its net asset value per share and the Company may ultimately sell such investment at a discount to its net asset value per share.

The Company’s investments in funds that offer periodic liquidity have redemption frequencies which range from monthly to quarterly and redemption notice periods which range from 30 to 90 days. Investments in private equity typically do not offer liquidity and instead, capital is returned through periodic distributions.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Because there is not a readily available market value for most of the investments in its portfolio, the Company values substantially all of its portfolio investments at fair value as determined in good faith by its Board of Directors, as described herein. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company's investments may fluctuate from period to period. Additionally, the fair value of the Company's investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Company may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, the Company could realize significantly less than the value at which the Company has recorded it.

Investment Classification

The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Control” is defined as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. In addition, any person “who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company. Typically, any person who does not so own more than 25% of the voting securities of any company shall be presumed not to control such company.” Consistent with the 1940 Act, “Affiliated Investments” are defined as those investments in companies in which the Company owns 5% or more of the voting securities. Consistent with the 1940 Act, “Non-affiliated Investments” are defined as investments that are neither Control Investments nor Affiliated Investments.

Where appropriate, certain current year industry classifications may have been revised to more precisely reflect the business of the Company's investments. Further, prior year classifications have been revised in a consistent manner with the current year.

Cash and Cash Equivalents

Cash and cash equivalents include short-term, liquid investments in a money market deposit account. Cash and cash equivalents are carried at cost which approximates fair value.

Offering Costs

The Company incurs certain costs in connection with the registration of shares of its common stock. Offering costs principally relate to professional fees, printing costs, direct marketing expenses, due diligence costs, fees paid to regulators, and other expenses, including the salaries and/or expenses of the Adviser and its affiliates engaged in registering and marketing the Company’s common stock. Such allocated expenses of the Adviser and its affiliates may include the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Company.

Pursuant to the Investment Advisory Agreement, the Company and the Adviser have agreed that the Company will not be liable for organization and offering costs, including transfer agent fees, in excess of 1.5% of the aggregate gross proceeds from the Company’s on-going offering. Should the Company resume continually offering its shares, any offering costs incurred will be capitalized and amortized as an expense on a straight-line basis over a 12-month period. For the years ended December 31, 2019, 2018, and 2017, the Company did not incur any offering costs.

Deferred Financing Costs

Financing costs incurred in connection with the Company’s unsecured notes and revolving credit facilities with Wells Fargo, Citi, and UBS are capitalized and amortized into expense using the straight-line method, which approximates the effective yield method over the life of the respective facility. See Note 5 - Borrowings for details on the credit facilities and unsecured notes.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Distributions

The Company’s Board of Directors has authorized, and has declared, cash distributions payable on a monthly basis to stockholders of record on each day since it commenced operations. The amount of each such distribution is subject to the discretion of the Board of Directors and applicable legal restrictions related to the payment of distributions. The Company calculates each stockholder’s specific distribution amount for the month using record and declaration dates and accrues distributions on the date the Company accepts a subscription for shares of the Company’s common stock. The distributions are payable by the fifth day following each month end to stockholders of record at the close of business each day during the prior month. From time to time, the Company may also pay interim distributions, including capital gains distributions, at the discretion of the Company’s Board of Directors. The Company’s distributions may exceed earnings, especially during the period before it has substantially invested the proceeds from the offering. As a result, a portion of the distributions made by the Company may represent a return of capital for U.S. federal income tax purposes. A return of capital is a return of each stockholder’s investment rather than earnings or gains derived from the Company’s investment activities.

The Company may fund cash distributions to stockholders from any sources of funds available to the Company, including advances from the Adviser that are subject to reimbursement, as well as offering proceeds, borrowings, net investment income from operations, capital gain proceeds from the sale of assets, and non-capital gain proceeds from the sale of assets. The Company has not established limits on the amount of funds it may use from available sources to make distributions. See Note 13 - Income Tax Information and Distributions to Stockholders for additional information.

Revenue Recognition

Interest Income

Investment transactions are accounted for on the trade date. Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Discount and premium on investments purchased are accreted/amortized over the expected life of the respective investment using the effective yield method. The amortized cost of investments represents the original cost adjusted for the accretion of discount and amortization of premium on investments.

The Company has a number of investments in Collateralized Securities. Interest income from investments in the “equity” class of these Collateralized Securities (in the Company's case, preferred shares or subordinated notes) is recorded based upon an estimation of an effective yield to expected maturity utilizing assumed cash flows in accordance with ASC 325-40-35, Beneficial Interests in Securitized Financial Assets ("ASC 325-40-35"). The Company monitors the expected cash inflows from its equity investments in Collateralized Securities, including the expected principal repayments. The effective yield is determined and updated quarterly. In accordance with ASC 325-40, investments in CLOs are periodically assessed for other-than-temporary impairment ("OTTI"). When the Company determines that a CLO has OTTI, the amortized cost basis of the CLO is written down as of the date of the determination based on events and information evaluated and that write-down is recognized as a realized loss.

Fee Income

Fee income, such as structuring fees, origination, closing, amendment fees, commitment, termination, and other upfront fees are generally non-recurring and are recognized as revenue when earned, either upon receipt or amortized into income. Upon the re-payment of a loan or debt security, any prepayment penalties and unamortized loan origination, structuring, closing, commitment, and other upfront fees are recorded as income.

Payment-in-Kind Interest/Dividends

The Company holds debt and equity investments in its portfolio that contain payment-in-kind (“PIK”) interest and dividend provisions. The PIK interest and PIK dividend, which represent contractually deferred interest or dividends that add to the investment balance that is generally due at maturity, are generally recorded on the accrual basis.

Non-accrual Income

Investments may be placed on non-accrual status when principal or interest payments are past due 30 days or more and/or when there is reasonable doubt that principal or interest will be collected. Accrued interest which may include un-capitalized PIK interest is generally reversed when an investment is placed on non-accrual status. Previously capitalized PIK interest is not reversed when an investment is placed on non-accrual status. Interest payments received on non-accrual investments may be recognized as income or applied to principal depending upon management's judgment of the ultimate outcome. Non- accrual investments are restored to accrual status when past due principal and interest is paid and, in management's judgment, are likely to remain current.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Net Realized Gain or Loss and Net Change in Unrealized Appreciation or Depreciation

Gain or loss on the sale of investments is calculated using the specific identification method. The Company measures realized gain or loss by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when a gain or loss is realized.

Income Taxes

The Company has elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. Generally, a RIC is not subject to federal income taxes in respect of each taxable year if it distributes dividends for federal income tax purposes to stockholders of an amount generally equal to at least 90% of ‘‘investment company taxable income,’’ as defined in the Code, and determined without regard to any deduction for dividends paid. Distributions declared prior to the filing of the previous year's tax return and paid up to twelve months after the previous tax year can be carried back to the prior tax year in determining the distributions paid in such tax year. The Company intends to make sufficient distributions to maintain its ability to be subject to be taxed as a RIC each year. The Company may be subject to federal excise tax imposed at a rate of 4% on certain undistributed amounts. See Note 13 - Income Tax Information and Distributions to Stockholders for additional information.

New Accounting Pronouncements

Adopted

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2018-13, Fair Value Measurement (Topic 820) – Disclosures Framework –Changes to Disclosure Requirements of Fair Value Measurement (“ASU 2018-13”) which introduces new fair value disclosure requirements as well as eliminates and modifies certain existing fair value disclosure requirements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years; however, the Company has elected to early adopt ASU 2018-13 effective with the current reporting period as permitted by the standard. The impact of the Company's adoption was limited to changes in the consolidated financial statement disclosures regarding fair value, primarily those disclosures related to the timing of transfers between levels of the fair value hierarchy and transfers between level 1 and level 2 of the fair value hierarchy.

Note 3 — Fair Value of Financial Instruments

The Company’s fair value measurements are classified into a fair value hierarchy in accordance with ASC Topic 820, Fair Value Measurement, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. This alternative approach also reflects the contractual terms of the derivatives, if any, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The guidance defines three levels of inputs that may be used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

•

Level 3—Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the above hierarchy requires significant judgment and factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter.

For investments for which Level 1 inputs, such as quoted prices, were not available at December 31, 2019 and 2018, the investments were valued at fair value as determined in good faith using the valuation policy approved by the Board of Directors using Level 2 and Level 3 inputs. The Company evaluates the source of inputs, including any markets in which the Company's investments are trading, in determining fair value. Due to the inherent uncertainty in the valuation process, the estimate of fair value of the Company’s investment portfolio at December 31, 2019 and 2018 may differ materially from values that would have been used had a ready market for the securities existed.

In addition to using the above inputs in investment valuations, the Company continues to employ the valuation policy approved by the Board of Directors. Portfolio investments are reported on the consolidated statements of assets and liabilities at fair value. On a quarterly basis the Company performs an analysis of each investment to determine fair value as described below.

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. The Company may also obtain quotes with respect to certain of the Company's investments from pricing services or brokers or dealers in order to value assets. When doing so, the Company determines whether the quote obtained is readily available according to U.S. GAAP to determine the fair value of the security. If determined readily available, the Company uses the quote obtained.

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Company may take into account in fair value pricing the Company's investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

For an investment in an investment fund that does not have a readily determinable fair value, the Company measures the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of ASC Topic 946, as of the Company's measurement date.

For investments in Collateralized Securities, the Adviser models both the assets and liabilities of each Collateralized Securities' capital structure. The model uses a waterfall engine to store the collateral data, generate cash flows from the assets, and distribute the cash flows to the liability structure based on priority of payments. The cash flows are discounted using rates that incorporate risk factors such as default risk, interest rate risk, downgrade risk, and credit spread risk, among others. In addition, the Adviser considers broker quotations and/or comparable trade activity is considered as an input to determining fair value when available.

As part of the Company's quarterly valuation process, the Adviser may be assisted by one or more independent valuation firms engaged by the Company. The Board of Directors determines the fair value of each investment, in good faith, based on the input of the Adviser and the independent valuation firm(s) (to the extent applicable).

Determination of fair values involves subjective judgments and estimates. Accordingly, the notes to the consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on the consolidated financial statements.

For discussion of the fair value measurement of the Company's borrowings, refer to Note 5 - Borrowings.

For discussion of the fair value measurement of the Company's foreign currency contracts, refer to Note 6 - Derivatives.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

The following table presents fair value measurements of investments, by major class, as of December 31, 2019, according to the fair value hierarchy:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Measured at Net Asset Value (1)	Total
Senior Secured First Lien Debt	$—	$642,755	$1,121,537	$—	$1,764,292
Senior Secured Second Lien Debt	—	35,246	271,232	—	306,478
Subordinated Debt	—	11,051	97,100	—	108,151
Collateralized Securities	—	—	108,927	—	108,927
Equity/Other	2,624	—	187,300	68,412	258,336
Total	$2,624	$689,052	$1,786,096	$68,412	$2,546,184

 (1) In accordance with ASC Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient election have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statements of assets and liabilities.

The following table presents fair value measurements of investments, by major class, as of December 31, 2018, according to the fair value hierarchy:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Measured at Net Asset Value (1)	Total
Senior Secured First Lien Debt	$—	$554,840	$1,039,223	$—	$1,594,063
Senior Secured Second Lien Debt	—	22,823	252,651	—	275,474
Subordinated Debt	—	45,574	92,595	—	138,169
Collateralized Securities	—	—	127,212	—	127,212
Equity/Other	3,106	2,733	117,107	76,850	199,796
Total	$3,106	$625,970	$1,628,788	$76,850	$2,334,714

 (1) In accordance with ASC Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient election have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statements of assets and liabilities.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended December 31, 2019:

	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Subordinated Debt	Collateralized Securities	Equity/Other	Total
Balance as of December 31, 2018	$1,039,223	$252,651	$92,595	$127,212	$117,107	$1,628,788
Net change in unrealized appreciation (depreciation) on investments	11,310	(13,032)	2,896	13,773	29,402	44,349
Purchases and other adjustments to cost	399,096	95,904	25,976	54,094	76,674	651,744
Sales and repayments	(287,445)	(73,393)	(35,326)	(60,418)	(48,014)	(504,596)
Net realized gain (loss)	(45,639)	464	(607)	(25,734)	12,131	(59,385)
Transfers in	55,783	16,396	11,566	—	—	83,745
Transfers out	(50,791)	(7,758)	—	—	—	(58,549)
Balance as of December 31, 2019	$1,121,537	$271,232	$97,100	$108,927	$187,300	$1,786,096
Net change in unrealized appreciation (depreciation) for the period relating to those Level 3 assets that were still held by the Company at the end of the period:	$(29,473)	$(12,908)	$(1,595)	$(7,891)	$29,109	$(22,758)

Purchases represent the acquisition of new investments at cost. Sales and repayments represent principal payments received during the period.

For the year ended December 31, 2019, investments in twelve companies were transferred out of Level 2 to Level 3 as the number of observable market quotes decreased. For the year ended December 31, 2019, investments in six companies were transferred from Level 3 to Level 2 as the number of observable market quotes increased.

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended December 31, 2018:

	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Subordinated Debt	Collateralized Securities	Equity/Other	Total
Balance as of December 31, 2017	$1,242,983	$215,401	$61,089	$160,195	$103,738	$1,783,406
Net change in unrealized appreciation (depreciation) on investments	(1,768)	(15,159)	(1,404)	5,618	(5,362)	(18,075)
Purchases and other adjustments to cost	452,140	102,561	57,183	22,103	49,838	683,825
Sales and repayments	(669,650)	(58,890)	(24,407)	(29,822)	(37,962)	(820,731)
Net realized gain (loss)	(3,876)	961	134	(30,882)	6,855	(26,808)
Transfers in	110,613	7,777	—	—	—	118,390
Transfers out	(91,219)	—	—	—	—	(91,219)
Balance as of December 31, 2018	$1,039,223	$252,651	$92,595	$127,212	$117,107	$1,628,788
Net change in unrealized appreciation (depreciation) for the period relating to those Level 3 assets that were still held by the Company at the end of the period:	$(18,535)	$(14,850)	$(1,763)	$859	$(2,169)	$(36,458)

Purchases represent the acquisition of new investments at cost. Sales and repayments represent principal payments received during the period.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

For the year ended December 31, 2018, there were no transfers out of Level 1 to Level 2. For the year ended December 31, 2018, investments in thirteen companies were transferred out of Level 2 to Level 3 as the number of observable market quotes decreased. For the year ended December 31, 2018, investments in eight companies were transferred from Level 3 to Level 2 as the number of observable market quotes increased.

The composition of the Company’s investments as of December 31, 2019, at amortized cost and fair value, were as follows:

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Senior Secured First Lien Debt	$1,862,228	$1,764,292	69.3%
Senior Secured Second Lien Debt	335,366	306,478	12.0
Subordinated Debt	109,006	108,151	4.2
Collateralized Securities	122,870	108,927	4.3
Equity/Other	210,172	258,336	10.2
Total	$2,639,642	$2,546,184	100.0%

The composition of the Company’s investments as of December 31, 2018, at amortized cost and fair value, were as follows:

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Senior Secured First Lien Debt	$1,712,904	$1,594,063	68.3%
Senior Secured Second Lien Debt	291,674	275,474	11.8
Subordinated Debt	143,803	138,169	5.9
Collateralized Securities	154,930	127,212	5.4
Equity/Other	177,021	199,796	8.6
Total	$2,480,332	$2,334,714	100.0%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Significant Unobservable Inputs

The following table summarizes the significant unobservable inputs used to value the majority of the Level 3 investments as of December 31, 2019. The table is not intended to be all-inclusive, but instead identifies the significant unobservable inputs relevant to the determination of fair values.

				Range
Asset Category	Fair Value	Primary Valuation Technique	Unobservable Inputs	Minimum		Maximum		Weighted Average (a)
Senior Secured First Lien Debt	$858,510	Discounted Cash Flow	Market Yield	6.50%		57.85%		10.00%
Senior Secured First Lien Debt	$119,724	Waterfall Analysis	Discount Rate	13.00%		19.39%		13.76%
Senior Secured First Lien Debt (c)	$51,492	N/A	N/A	N/A		N/A		N/A
Senior Secured First Lien Debt	$48,582	Yield Analysis	Market Yield	6.15%		15.65%		10.72%
Senior Secured First Lien Debt	$40,373	Waterfall Analysis	EBITDA Multiple	3.00	x	5.50	x	3.86	x
Senior Secured First Lien Debt	$2,856	Waterfall Analysis	Revenue Multiple	0.42	x	0.92	x	0.71	x
Senior Secured Second Lien Debt	$201,399	Discounted Cash Flow	Market Yield	6.17%		28.00%		11.40%
Senior Secured Second Lien Debt	$46,566	Yield Analysis	Market Yield	10.43%		19.73%		11.38%
Senior Secured Second Lien Debt	$18,353	Waterfall Analysis	EBITDA Multiple	4.85	x	7.86	x	5.16	x
Senior Secured Second Lien Debt	$4,914	Waterfall Analysis	Revenue Multiple	0.48	x	1.59	x	0.94	x
Subordinated Debt (b)	$37,237	Discounted Cash Flow	Discount Rate	8.50%		8.50%		8.50%
Subordinated Debt (b)	$22,500	Waterfall Analysis	Tangible Net Asset Value Multiple	1.70	x	1.70	x	1.70	x
Subordinated Debt	$13,581	Yield Analysis	Market Yield	12.18%		19.59%		14.45%
Subordinated Debt (b)	$12,550	Discounted Cash Flow	Market Yield	9.00%		9.00%		9.00%
Subordinated Debt	$11,232	Waterfall Analysis	EBITDA Multiple	5.69	x	7.94	x	6.76	x
Collateralized Securities	$85,163	Discounted Cash Flow	Discount Rate	4.60%		22.50%		12.51%
Collateralized Securities (c)	$23,764	N/A	N/A	N/A		N/A		N/A
Equity/Other	$81,355	Waterfall Analysis	Discount Rate	12.50%		13.00%		12.87%
Equity/Other	$37,833	Waterfall Analysis	Tangible Net Asset Value Multiple	1.70	x	1.94	x	1.71	x
Equity/Other	$28,943	Discounted Cash Flow	Market Yield	6.66%		13.75%		10.11%
Equity/Other	$20,332	Waterfall Analysis	EBITDA Multiple	3.30	x	12.06	x	7.62	x
Equity/Other (b)	$11,133	Discounted Cash Flow	Discount Rate	8.50%		8.50%		8.50%
Equity/Other	$3,949	Waterfall Analysis	Revenue Multiple	0.16	x	2.50	x	1.56	x
Equity/Other (b)	$3,755	Waterfall Analysis	TBV Multiple	4.30	x	4.30	x	4.30	x
Total	$1,786,096

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

(a)	Weighted averages are calculated based on fair value of investments.

(b)	This asset category contains one investment.

(c)	This instrument(s) was held at cost.

There were no significant changes in valuation approach or technique as of December 31, 2019.

Level 3 Inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category include investments in privately held entities where the fair value is based on unobservable inputs.

The income and market approaches were used in the determination of fair value of certain Level 3 assets as of December 31, 2019 and December 31, 2018. The significant unobservable inputs used in the income approach are the discount rate or market yield used to discount the estimated future cash flows expected to be received from the underlying investment, which include both future principal and interest payments. An increase in the discount rate or market yield would result in a decrease in the fair value. Included in the consideration and selection of discount rates is risk of default, rating of the investment, call provisions and comparable company investments. The significant unobservable inputs used in the market approach are based on market comparable transactions and market multiples of publicly traded comparable companies. Increases or decreases in market comparable transactions or market multiples would result in an increase or decrease, respectively, in the fair value.

Valuations of loans, corporate debt, and other debt obligations are generally based on discounted cash flow techniques, for which the significant inputs are the amount and timing of expected future cash flows, market yields and recovery assumptions. The significant inputs are generally determined based on relative value analysis, which incorporate comparisons to other debt instruments for which observable prices or broker quotes are available. Other valuation methodologies are used as appropriate including market comparables, transactions in similar instruments and recovery/liquidation analysis. The Company also considers the use of EBITDA multiples, revenue multiples, tangible net asset value multiples, and TBV multiples, on its debt and equity investments to determine any credit gains or losses in certain instances. Increases or decreases in either of these inputs in isolation may result in a significantly lower or higher fair value measurement of the respective subject instrument.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

The following table summarizes the significant unobservable inputs used to value the majority of the Level 3 investments as of December 31, 2018. The table is not intended to be all-inclusive, but instead identifies the significant unobservable inputs relevant to the determination of fair values.

				Range
Asset Category	Fair Value	Primary Valuation Technique	Unobservable Inputs	Minimum		Maximum		Weighted Average (a)
Senior Secured First Lien Debt (b)	$555,066	Discounted Cash Flow	Market Yield	6.98%		18.95%		10.42%
Senior Secured First Lien Debt (b)	$288,547	Yield Analysis	Market Yield	6.50%		19.43%		11.50%
Senior Secured First Lien Debt (b)	$111,549	Waterfall Analysis	Discount Rate	17.00%		19.00%		18.00%
Senior Secured First Lien Debt (b)	$6,142	Waterfall Analysis	Revenue Multiple	0.38	x	0.89	x	0.77	x
Senior Secured First Lien Debt (b)	$5,944	Waterfall Analysis	EBITDA Multiple	0.29	x	6.05	x	3.45	x
Senior Secured Second Lien Debt (d)	$171,022	Yield Analysis	Market Yield	10.00%		23.04%		13.39%
Senior Secured Second Lien Debt (d)	$66,029	Discounted Cash Flow	Market Yield	10.05%		15.44%		12.21%
Senior Secured Second Lien Debt (d)	$1,947	Waterfall Analysis	Revenue Multiple	1.6	x	1.7	x	1.65	x
Subordinated Debt (c) (e)	$37,192	Waterfall Analysis	Discount Rate	8.00%		9.00%		N/A
Subordinated Debt (e)	$31,623	Yield Analysis	Market Yield	11.63%		21.84%		15.32%
Subordinated Debt (c) (e)	$5,560	Waterfall Analysis	EBITDA Multiple	9.54	x	9.54	x	N/A
Subordinated Debt (c) (e)	$189	Asset Recovery / Take Out	Asset Recovery Percentage	36.96%		36.96%		N/A
Collateralized Securities	$127,212	Discounted Cash Flow	Discount Rate	7.50%		33.00%		17.85%
Equity/Other (f)	$28,973	Discounted Cash Flow	Market Yield	11.07%		12.07%		11.57%
Equity/Other (f)	$23,579	Waterfall Analysis	Discount Rate	17.00%		19.00%		18.00%
Equity/Other (f)	$15,819	Waterfall Analysis	EBITDA Multiple	4.25	x	12.0	x	6.47	x
Equity/Other (f)	$2,235	Waterfall Analysis	Appraisal Value	21,923.96		21,923.96		N/A
Equity/Other (f)	$682	Waterfall Analysis	TBV Multiple	1.45	x	1.45	x	1.45	x
Equity/Other (f)	$42	Waterfall Analysis	Revenue Multiple	0.12	x	0.12	x	0.12	x
Equity/Other (f)	$11	Option Pricing Method	Volatility	50.00%		70.00%		60.00%

(a)	Weighted averages are calculated based on fair value of investments.

(b)	The remaining $72.0 million of senior secured first lien debt was valued using a Scenario-Based analysis technique factoring in various unobservable inputs.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

(c)	Weighted average not applicable as this asset category contains one investment.

(d)	The remaining $13.7 million of senior secured second lien debt was valued using a Scenario-Based analysis technique factoring in various unobservable inputs.

(e)	The remaining $18.0 million of subordinated debt was valued using a Scenario-Based analysis technique factoring in various unobservable inputs.

(f)	The remaining $45.8 million of equity/other investments was valued using the Current Method.

There were no significant changes in valuation approach or technique as of December 31, 2018.

Increases or decreases in any of the above unobservable inputs in isolation would result in a lower or higher fair value measurement for such assets.

As of December 31, 2019, the Company had eight portfolio companies, which represented twelve investments, on non-accrual status with a total principal amount of $85.0 million, amortized cost of $62.8 million, and fair value of $22.5 million which represented 2.8%, 2.4%, and 0.9% of the investment portfolio's total principal, amortized cost, and fair value, respectively. As of December 31, 2018, the Company had eight portfolio companies, which represented fourteen portfolio investments, on non-accrual status with a total principal amount of $171.4 million, amortized cost of $117.4 million, and fair value of $43.8 million, which represented 5.7%, 4.7%, and 1.9% of the investment portfolio's total principal, amortized cost, and fair value, respectively. Refer to Note 2 - Summary of Significant Accounting Policies - for additional details regarding the Company’s non-accrual policy.

Note 4 — Related Party Transactions and Arrangements

Investment Advisory Agreement

Pursuant to the Investment Advisory Agreement and for the investment advisory and management services provided thereunder, the Company pays the Adviser a base management fee and an incentive fee.

Prior to February 1, 2019, the Company's Adviser provided investment advisory and management services under the investment advisory and management services agreement, effective November 1, 2016 (the “Prior Investment Advisory Agreement”), and most recently re-approved by the Board in August 2018. The terms of the Prior Investment Advisory Agreement were materially identical to the Investment Advisory Agreement. The Prior Investment Advisory Agreement automatically terminated on February 1, 2019 upon the indirect change of control of the Adviser on the consummation of Franklin Resources, Inc.’s (“FRI”) and Templeton International, Inc.’s (collectively with FRI, “Franklin Templeton”) acquisition of BSP (the “FT Transaction”). The Investment Advisory Agreement was approved by the Board, including a majority of independent directors, on October 22, 2018, and by stockholders at a special meeting held on January 11, 2019 and took effect February 1, 2019.

Base Management Fee

The base management fee is calculated at an annual rate of 1.5% of the Company’s average gross assets. The Company's gross assets increase or decrease with any appreciation or depreciation associated with a derivative contract. Average gross assets is calculated based on the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters. The base management fee is payable quarterly in arrears and is appropriately pro-rated for any partial month or quarter. All or any part of the base management fee not taken as to any quarter may be deferred without interest and may be taken in such other quarter as the Adviser will determine within three years.

As of December 31, 2019 and December 31, 2018, $10.1 million and $9.7 million was payable to the Adviser for base management fees, respectively.

For the years ended December 31, 2019, 2018, and 2017, the Company incurred $39.8 million, $39.8 million, and $39.1 million, respectively, in base management fees under the Investment Advisory Agreement.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Incentive Fees

The incentive fee consists of two parts. The first part is referred to as the incentive fee on income and it is calculated and payable quarterly in arrears based on the Company’s “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter. “Pre-Incentive Fee Net Investment Income” means interest income, dividend income, and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence, and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains or losses, or unrealized capital appreciation or depreciation. The payment of the incentive fee on income shall be subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on the value of the Company's net assets at the end of the most recently completed calendar quarter, of 1.75% (7.00% annualized), subject to a “catch up” feature (as described below). The calculation of the incentive fee on income for each quarter is as follows:

•	No incentive fee on income shall be payable to the Adviser in any calendar quarter in which the Company’s Pre-Incentive Fee Net Investment Income does not exceed the preferred return rate of 1.75% or 7.00% annualized (the “Preferred Return”) on net assets;

•	100% of the Company’s Pre-Incentive Fee Net Investment Income, if any, that exceeds the preferred return but is less than or equal to 2.1875% in any calendar quarter (8.75% annualized) shall be payable to the Adviser. This portion of the Company’s incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 20% on all of the Company’s Pre-Incentive Fee Net Investment Income when the Company’s Pre-Incentive Fee Net Investment Income reaches 2.1875% (8.75% annualized) in any calendar quarter; and

•	For any quarter in which the Company's Pre-Incentive Fee Net Investment Income exceeds 2.1875% (8.75% annualized), the incentive fee on income shall equal 20% of the amount of the Company’s Pre-Incentive Fee Net Investment Income, as the Preferred Return and catch-up will have been achieved.

As of December 31, 2019 and December 31, 2018, $6.5 million and $5.7 million was payable to the Adviser for the incentive fee on income, respectively.

For the years ended December 31, 2019, 2018, and 2017, the Company incurred $27.1 million, $21.7 million, and $19.7 million, respectively, in incentive fees on income under the Investment Advisory Agreement.

The second part of the incentive fee, referred to as the “incentive fee on capital gains during operations,” shall be an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to the Company’s liquidation and shall be determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, if earlier). This fee shall equal 20.0% of the Company’s incentive fee capital gains, which shall equal the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. For the years ended December 31, 2019, 2018, and 2017, the Company did not incur incentive fees on capital gains during operations under the Investment Advisory Agreement.

Administration Agreement

In connection with the Administration Agreement, BSP provides the Company with office facilities and administrative services. As of December 31, 2019 and December 31, 2018, $0.6 million and $0.7 million was payable to BSP under the Administration Agreement, respectively.

For the years ended December 31, 2019, 2018, and 2017, the Company incurred $2.4 million, $2.5 million, and $2.6 million, respectively, in administrative service fees under the Administration Agreement.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Co-Investment Relief

The 1940 Act generally prohibits BDCs from entering into negotiated co-investments with affiliates absent an order from the SEC. The SEC staff has granted the Company exemptive relief that allows it to enter into certain negotiated co-investment transactions alongside with other funds managed by the Adviser or its affiliates (“Affiliated Funds”) in a manner consistent with its investment objective, positions, policies, strategies, and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions (the “Order”). Pursuant to the Order, the Company is permitted to co-invest with its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of its eligible directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to the Company and the Company's stockholders and do not involve overreaching in respect of the Company or the Company's stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of the Company’s stockholders and is consistent with the Company’s investment objective and strategies.

Triangle Transaction

On April 3, 2018, BSP, through the Acquisition Entity, entered into the APA with Triangle under which certain funds advised by BSP agreed to acquire the Triangle Portfolio for $981.2 million in cash, as adjusted in accordance with the terms of the APA. The Adviser is an affiliate of BSP, and the Company participated in the Triangle Transaction by purchasing a portion of the Triangle Portfolio, facilitated through the Acquisition Entity.

On July 31, 2018, BSP completed the Triangle Transaction. The gross cash proceeds paid to Triangle were approximately $793.3 million, after adjustments to take into account portfolio activity and other matters occurring since December 31, 2017. In accordance with BSP’s allocation policy, the Company acquired approximately 24% of the assets in the Triangle Portfolio for an aggregate purchase price of $188.1 million. The final allocation of the investments in the Triangle Portfolio by BSP was based on a number of factors, including, among others, the Company’s available capital at the time of allocation, changes in the composition of the Triangle Portfolio between the signing of the APA and the closing of the Triangle Transaction, the suitability of the investments in Triangle’s Portfolio for the Company as compared to the other funds managed by BSP, regulatory guidance regarding the allocation of certain Triangle Portfolio assets between funds managed by BSP, and changes in the relative size of the funds managed by BSP.

Private Placement in connection with FT Transaction

In connection with the FT Transaction, on November 1, 2018, the Company issued approximately 6.1 million and 4.9 million shares of the Company's common stock to FRI and BSP, respectively, at a purchase price of $8.20 per share in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

Offering Costs

The Company incurs certain costs in connection with the registration of shares of its common stock. Offering costs principally relate to professional fees, printing costs, direct marketing expenses, due diligence costs, fees paid to regulators, and other expenses, including the salaries and/or expenses of the Adviser and its affiliates engaged in registering and marketing the Company’s common stock. Such allocated expenses of the Adviser and its affiliates may include the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Company. The Company incurred no offering costs for the years ended December 31, 2019, 2018, and 2017, respectively.

Other Affiliated Parties

The Adviser is the investment adviser of BDCA. The Adviser is an affiliate of BSP, an SEC registered investment adviser. The Adviser and BSP are under common control. Prior to the consummation of the FT Transaction on February 1, 2019, the Adviser was affiliated and under common control with Providence Equity Capital Markets L.L.C. (“PECM”), an SEC registered investment adviser on the BSP platform. The Adviser was affiliated and under common control with Providence Equity Partners L.L.C. (“PEP”), an SEC registered investment adviser. PEP is a global private equity investment adviser and maintained an information barrier between itself and the Adviser, BSP and PECM. The Adviser was affiliated and under common control with Merganser Capital Management, LLC (“Merganser”), an SEC registered investment adviser. BSP, the Adviser, PECM, Merganser and PEP’s respective Form ADV’s are publicly available for review on the SEC Investment Adviser Public Disclosure website.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Note 5 — Borrowings

Wells Fargo Credit Facility

On July 24, 2012, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, Funding I, entered into a revolving credit facility with Wells Fargo and U.S. Bank as collateral agent, account bank, and collateral custodian (as amended from time to time, the “Wells Fargo Credit Facility”). The Wells Fargo Credit Facility, which has been amended from time to time, was last amended on March 15, 2019 and provides for borrowings in an aggregate principal amount of up to $600.0 million on a committed basis. The Wells Fargo Credit Facility has a maturity date of May 9, 2023.

The Wells Fargo Credit Facility is priced at the one-month maturity LIBOR, with no LIBOR floor, plus a spread ranging between 1.65% and 2.50% per annum, depending on the composition of the portfolio of loans owned by Funding I for the relevant period. Interest is payable quarterly in arrears. Funding I is subject to a non-usage fee to the extent the aggregate principal amount available under the Wells Fargo Credit Facility has not been borrowed. The non-usage fee for the three months from the most recent amendment is 0.50% on any principal amount unused. After the three months from the most recent amendment, the non-usage fee per annum is 0.50% for the first 25% of the unused balance and 2.0% for the portion of the unused balance that exceeds 25%.

Borrowings under the Wells Fargo Credit Facility are subject to compliance with a borrowing base, pursuant to which the amount of funds advanced to Funding I varies depending upon the types of loans in Funding I's portfolio. The Wells Fargo Credit Facility may be prepaid in whole or in part, subject to customary breakage costs.

The Wells Fargo Credit Facility contains customary default provisions for facilities of this type pursuant to which Wells Fargo may terminate the rights, obligations, power, and authority of the Company, in its capacity as servicer of the portfolio assets under the Wells Fargo Credit Facility, including, but not limited to, non-performance of Wells Fargo Credit Facility obligations, insolvency, defaults of certain financial covenants, and other events with respect to the Company that may be adverse to Wells Fargo and the secured parties under the Wells Fargo Credit Facility.

In connection with the Wells Fargo Credit Facility, Funding I has made certain representations and warranties, is required to comply with various covenants, reporting requirements, and other customary requirements for similar facilities and is subject to certain customary events of default. Upon the occurrence and during the continuation of an event of default, Wells Fargo may declare the outstanding advances and all other obligations under the Wells Fargo Credit Facility immediately due and payable. During the continuation of an event of default, Funding I must pay interest at a default rate.

On April 6, 2018, the Company borrowed $90.6 million under the Wells Fargo Credit Facility and used such proceeds, together with cash on hand, to repay at maturity the debt financing facility that it had entered into with UBS AG, London Branch through a wholly-owned special-purpose, bankruptcy-remote subsidiary, BDCA Helvetica Funding, Ltd.

Citi Credit Facility

On June 27, 2014, the Company, through a wholly-owned, special purpose financing subsidiary, CB Funding, entered into a credit facility (as amended from time to time, the “Citi Credit Facility”) with Citibank, N.A. ("Citi") as administrative agent and U.S. Bank as collateral agent, account bank, and collateral custodian. The Citi Credit Facility, which was subsequently amended on October 14, 2015, provides for borrowings in an aggregate principal amount of up to $400.0 million on a committed basis, subject to the administrative agent’s right to approve the assets acquired by CB Funding and pledged as collateral under the Citi Credit Facility. On June 27, 2019, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, BDCA-CB Funding LLC, entered into an amendment (the "Amendment") to its Credit and Security Agreement with Citibank, N.A., dated as of June 27, 2014 (as amended from time to time, the "Credit Agreement"). The Amendment, among other things, (i) extends the end of the reinvestment period from July 1, 2019 to May 31, 2021 and (ii) extends the maturity date of the Credit Agreement from May 28, 2020 to May 31, 2022.

The Citi Credit Facility is priced at three-month LIBOR, with no LIBOR floor, plus a spread of 1.60% per annum through and including the last day of the investment period and 2.00% per annum thereafter. Interest is payable quarterly in arrears. CB Funding is subject to a non-usage fee to the extent the aggregate principal amount available under the Citi Credit Facility has not been borrowed. The non-usage fee per annum is 0.50%. Any amounts borrowed under the Citi Credit Facility along with any accrued and unpaid interest thereunder will mature, and will be due and payable, in three years.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

UBS Credit Facility

On April 7, 2015, the Company, through a wholly-owned, special-purpose, bankruptcy-remote subsidiary, Helvetica Funding, entered into a debt financing facility with UBS AG, London Branch (“UBS”), pursuant to which $150.0 million was made available to the Company to fund investments in new securities and for other general corporate purposes (as amended from time to time, the “UBS Credit Facility”). The UBS Credit Facility was subsequently amended on July 10, 2015 to increase the amount of debt available to the Company under the facility from $150.0 million to $210.0 million. On June 6, 2016, the UBS Credit Facility was again amended to increase the amount of debt available from $210.0 million to $232.5 million. In addition, the amended facility increased the applicable spread over a three-month LIBOR from 3.90% to 4.05% per annum for the relevant period and increased the permissible percentage of second lien loans from 60% to 70%. Pricing under the UBS Credit Facility was based on three-month LIBOR plus a spread of 4.05% per annum for the relevant period. The maturity date of the UBS Credit Facility was April 7, 2018.

On April 6, 2018, the Company repaid the UBS Credit Facility and all related liens were released.

2020 Notes

On August 26, 2015, the Company entered into a Purchase Agreement with Sandler O’Neill & Partners, L.P (the “Initial Purchaser”), relating to the Company’s sale of $100.0 million aggregate principal amount of its 6.00% fixed rate senior notes due 2020 (the “2020 Notes”) to the Initial Purchaser in a private placement in reliance on Section 4(a)(2) of the Securities Act and for initial resale by the Initial Purchaser to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A promulgated under the Securities Act. The Company relied upon these exemptions from registration based in part on representations made by the Initial Purchaser. The Purchase Agreement includes customary representations, warranties, and covenants by the Company. Under the terms of the Purchase Agreement, the Company has agreed to indemnify the Initial Purchaser against certain liabilities under the Securities Act. The 2020 Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The net proceeds from the sale of the 2020 Notes was approximately $97.9 million, after deducting Initial Purchaser's discounts and commissions of approximately $1.6 million payable by the Company and estimated offering expenses of approximately $0.5 million payable by the Company. The Company used the net proceeds to make investments in accordance with the Company’s investment objectives and for general corporate purposes.

The 2020 Notes were issued pursuant to an Indenture, dated as of August 31, 2015 (the “2015 Indenture”), between the Company and U.S. Bank National Association, trustee (the “Trustee”). The 2020 Notes will mature on September 1, 2020 and may be redeemed in whole or in part at the Company’s option at any time, or from time to time, at the redemption prices set forth in the 2015 Indenture. The 2020 Notes bear interest at a rate of 6.00% per year, payable semi-annually on March 1 and September 1 of each year, commencing on March 1, 2016. The 2020 Notes will be general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the 2020 Notes. The 2020 Notes will rank equally in right of payment with all of the Company’s existing and future senior liabilities that are not so subordinated, effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and structurally junior to all existing and future indebtedness incurred by the Company’s subsidiaries, financing vehicles or similar facilities, including credit facilities held by the Company’s wholly owned, special purpose financing subsidiaries.

The 2015 Indenture contains certain covenants, including covenants requiring the Company to: (i) comply with the asset coverage requirements of Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act as in effect immediately prior to the issuance of the 2020 Notes, whether or not the Company is subject to such provisions; (ii) provide financial information to the holders of the 2020 Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended; and (iii) maintain total unencumbered assets, as defined in the 2015 Indenture, of at least 175% of the aggregate principal amount of all of the Company and the Company’s consolidated subsidiaries’ outstanding unsecured debt determined on a consolidated basis in accordance with U.S. GAAP. These covenants are subject to important limitations and exceptions that are described in the 2015 Indenture.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

2022 Notes

On December 14, 2017, the Company entered into a Purchase Agreement (the “2022 Notes Purchase Agreement”) with the Initial Purchaser relating to the Company's sale of $150.0 million aggregate principal amount of its 4.75% fixed rate notes due 2022 (the “2022 Notes”) to the Initial Purchaser in a private placement in reliance on Section 4(a)(2) of the Securities Act and for initial resale by the Initial Purchaser to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A promulgated under the Securities Act and to institutional accredited investors under Rule 501(a)(1), (2), (3), or (7) under the Securities Act. The Company relied upon these exemptions from registration based in part on representations made by the Initial Purchaser. The 2022 Notes Purchase Agreement also includes customary representations, warranties, and covenants by the Company. Under the terms of the 2022 Notes Purchase Agreement, the Company has agreed to indemnify the Initial Purchaser against certain liabilities under the Securities Act. The 2022 Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration. The net proceeds from the sale of the 2022 Notes was approximately $147.0 million, after deducting an offering price discount of approximately $0.8 million, as well as Initial Purchaser’s discounts and commissions of approximately $1.7 million and offering expenses of approximately $0.6 million, each payable by the Company. The Company used the net proceeds to repay outstanding indebtedness, to make investments in portfolio companies in accordance with its investment objectives, and for general corporate purposes.

The 2022 Notes were issued pursuant to the Indenture dated as of December 19, 2017 (the “2017 Indenture”), between the Company and the Trustee, and a Supplemental Indenture, dated as of December 19, 2017 (the “Supplemental Indenture”), between the Company and the Trustee. The 2022 Notes will mature on December 30, 2022, unless repurchased or redeemed in accordance with their terms prior to such date. The 2022 Notes bear interest at a rate of 4.75% per year, payable semi-annually on June 30 and December 30 of each year, commencing on June 30, 2018. The 2022 Notes will be general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2022 Notes. The 2022 Notes will rank equally in right of payment with all of the Company's existing and future senior liabilities that are not so subordinated, effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and structurally junior to all existing and future indebtedness incurred by the Company's subsidiaries, financing vehicles, or similar facilities, including credit facilities entered into by the Company's wholly owned, special purpose financing subsidiaries.

The 2017 Indenture contains certain covenants, including covenants requiring the Company to (i) comply with the asset coverage requirements of the 1940 Act, whether or not it is subject to those requirements, and (ii) provide financial information to the holders of the 2022 Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended. These covenants are subject to important limitations and exceptions that are described in the 2017 Indenture.

In addition, if a change of control repurchase event, as defined in the 2017 Indenture, occurs prior to maturity, holders of the 2022 Notes will have the right, at their option, to require the Company to repurchase for cash some or all of the 2022 Notes at a repurchase price equal to 100% of the principal amount of the 2022 Notes being repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

2023 Notes

On May 11, 2018, the Company entered into a Purchase Agreement (the “2023 Notes Purchase Agreement”) with the Initial Purchaser relating to the Company’s sale of $60.0 million aggregate principal amount of its 5.375% fixed rate notes due 2023 (the “2023 Notes”) to the Initial Purchaser in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, and for initial resale by the Initial Purchaser to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A promulgated under the Securities Act and to institutional accredited investors under Rule 501 (a)(1), (2), (3), or (7) under the Securities Act. The Company relied upon these exemptions from registration based in part on representations made by the Initial Purchaser. The 2023 Notes Purchase Agreement also includes customary representations, warranties, and covenants by the Company. Under the terms of the 2023 Notes Purchase Agreement, the Company has agreed to indemnify the Initial Purchaser against certain liabilities under the Securities Act. The 2023 Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration. The net proceeds from the sale of the 2023 Notes were approximately $58.7 million, after deducting an offering price discount of approximately $0.3 million, as well as Initial Purchaser’s discounts and commissions of approximately $0.6 million and estimated offering expenses of approximately $0.4 million, each payable by the Company. The Company used the net proceeds to repay outstanding indebtedness, to make investments in portfolio companies in accordance with its investment objectives, and for general corporate purposes. The 2023 Notes were issued pursuant to the 2017 Indenture between the Company and The Trustee, and a Second Supplemental Indenture, dated as of May 16, 2018, between the Company and the Trustee. The 2023 Notes will mature on May 30, 2023, unless repurchased or redeemed in accordance with their terms prior to such date. The 2023 Notes bear interest at a rate of 5.375% per year, payable semi-annually on May 30 and November 30 of each year, commencing on November 30, 2018. The 2023 Notes will be general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the 2023 Notes. The 2023 Notes will rank equally in right of payment with all of the Company’s existing and future senior liabilities that are not so subordinated, effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and structurally junior to all existing and future indebtedness incurred by the Company’s subsidiaries, financing vehicles, or similar facilities, including credit facilities entered into by the Company’s wholly owned, special purpose financing subsidiaries. The 2017 Indenture contains certain covenants, including covenants requiring the Company to (i) comply with the asset coverage requirements of the 1940 Act, whether or not it is subject to those requirements, and (ii) provide financial information to the holders of the 2023 Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended. These covenants are subject to important limitations and exceptions that are described in the 2017 Indenture. In addition, if a change of control repurchase event, as defined in the 2017 Indenture, occurs prior to maturity, holders of the 2023 Notes will have the right, at their option, to require the Company to repurchase for cash some or all of the 2023 Notes at a repurchase price equal to 100% of the principal amount of the 2023 Notes being repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

2024 Notes

On December 3, 2019, the Company entered into a Purchase Agreement (the “2024 Notes Purchase Agreement”) with the Initial Purchaser relating to the Company’s sale of $100.0 million aggregate principal amount of its 4.85% fixed rate notes due 2024 (the “2024 Notes”) to the Initial Purchaser in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, and for initial resale by the Initial Purchaser to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A promulgated under the Securities Act and to institutional accredited investors under Rule 501 (a)(1), (2), (3), or (7) under the Securities Act. The Company relied upon these exemptions from registration based in part on representations made by the Initial Purchaser. The 2024 Notes Purchase Agreement also includes customary representations, warranties, and covenants by the Company. Under the terms of the 2024 Notes Purchase Agreement, the Company has agreed to indemnify the Initial Purchaser against certain liabilities under the Securities Act. The 2024 Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration. The net proceeds from the sale of the 2024 Notes were approximately $98.4 million, after deducting the Initial Purchaser’s discounts and commissions of approximately $1.2 million and estimated offering expenses of approximately $0.4 million, each payable by the Company. The Company used the net proceeds to repay outstanding indebtedness, to make investments in portfolio companies in accordance with its investment objectives, and for general corporate purposes. The 2024 Notes were issued pursuant to the 2017 Indenture between the Company and The Trustee, and a Third Supplemental Indenture, dated as of December 5, 2019, between the Company and the Trustee. The 2024 Notes will mature on December 15, 2024, unless repurchased or redeemed in accordance with their terms prior to such date. The 2024 Notes bear interest at a rate of 4.85% per year, payable semi-annually on June 15 and December 15 of each year, commencing on June 15, 2020. The 2024 Notes will be general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the 2024 Notes. The 2024 Notes will rank equally in right of payment with all of the Company’s existing and future senior liabilities that are not so subordinated, effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and structurally junior to all existing and future indebtedness incurred by the Company’s subsidiaries, financing vehicles, or similar facilities, including credit facilities entered into by the Company’s wholly owned, special purpose financing subsidiaries. The 2017 Indenture contains certain covenants, including covenants requiring the Company to (i) comply with the asset coverage requirements of the 1940 Act, whether or not it is subject to those requirements, and (ii) provide financial information to the holders of the 2024 Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended. These covenants are subject to important limitations and exceptions that are described in the 2017 Indenture. In addition, if a change of control repurchase event, as defined in the 2017 Indenture, occurs prior to maturity, holders of the 2024 Notes will have the right, at their option, to require the Company to repurchase for cash some or all of the 2024 Notes at a repurchase price equal to 100% of the principal amount of the 2024 Notes being repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

JP Morgan Securities LLC Prime Brokerage Account

On January 20, 2017, the Company entered into a prime brokerage account agreement with JP Morgan Securities LLC (the “JPMC PB Account”). The JPMC PB Account provided a full suite of services around the custody of bonds and equities and also access to leverage, which is dependent on the price, credit quality, and diversity of the pool of assets held within the account. The borrowing availability is recalculated daily based on changes to the assets, with margin calls issued in the morning as appropriate. The cost to borrow is 1 week LIBOR + 90 bps and there is no mandatory usage or period wherein the debt needs to be repaid.

On May 8, 2018 the Company fully repaid its borrowings under the JPMC PB Account and closed the account.

The weighted average annualized interest cost for all borrowings for the years ended December 31, 2019, 2018, and 2017 was 4.57%, 4.49%, and 3.96%, respectively. The average daily debt outstanding for the years ended December 31, 2019, 2018, and 2017 was $1.1 billion, $1.3 billion, and $1.0 billion, respectively. The maximum debt outstanding for the years ended December 31, 2019, 2018, and 2017 was $1.3 billion, $1.5 billion, and $1.2 billion, respectively.

The following table represents borrowings as of December 31, 2019:

	Maturity Date	Total Aggregate Borrowing Capacity	Total Principal Outstanding	Less Deferred Financing Costs	Amount per Consolidated Statements of Assets and Liabilities
Wells Fargo Credit Facility	5/9/2023	$600,000	$436,652	$(6,738)	$429,914
Citi Credit Facility	5/31/2022	400,000	250,500	(2,271)	248,229
2024 Notes	12/15/2024	100,000	98,818	(184)	98,634
2023 Notes	5/30/2023	60,000	59,778	(644)	59,134
2022 Notes	12/30/2022	150,000	149,505	(1,367)	148,138
2020 Notes	9/1/2020	100,000	99,789	(84)	99,705
Totals		$1,410,000	$1,095,042	$(11,288)	$1,083,754

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

The following table represents borrowings as of December 31, 2018:

	Maturity Date	Total Aggregate Borrowing Capacity	Total Principal Outstanding	Less Deferred Financing Costs	Amount per Consolidated Statements of Assets and Liabilities
Wells Fargo Credit Facility	5/9/2023	$545,000	$294,651	$(8,163)	$286,488
Citi Credit Facility	5/28/2020	400,000	293,500	(1,127)	292,373
2023 Notes	5/30/2023	60,000	59,713	(833)	58,880
2022 Notes	12/30/2022	150,000	149,340	(1,824)	147,516
2020 Notes	9/1/2020	100,000	99,474	(209)	99,265
Totals		$1,255,000	$896,678	$(12,156)	$884,522

The following table represents interest and debt fees for the year ended December 31, 2019:

	Year ended December 31, 2019
	Interest Rate	Non-Usage Rate	Interest Expense	Deferred Financing Costs (3)	Other Fees (4)
Wells Fargo Credit Facility	(1)	(2)	$19,628	$1,955	$1,142
Citi Credit Facility	L+1.60%	0.50%	13,163	858	487
2024 Notes	4.85%	n/a	368	3	—
2023 Notes	5.38%	n/a	3,290	189	9
2022 Notes	4.75%	n/a	7,290	456	9
2020 Notes	6.00%	n/a	6,332	125	8
Totals			$50,071	$3,586	$1,655

(1) Interest rate is priced at one month's LIBOR with no LIBOR floor, plus a spread ranging between 1.65% and 2.50% per annum, depending on the composition of the portfolio of loans owned.

(2) Prior to the most recent amendment (March 15, 2019), the non-usage fee per annum is 0.50% for the first 25% of the unused balance and 2.0% for the portion of the unused balance that exceeds 25%. The non-usage fee for the three months from the most recent amendment is 0.50% on any principal amount unused. After the three months from the most recent amendment, the non-usage fee per annum is 0.50% for the first 25% of the unused balance and 2.0% for the portion of the unused balance that exceeds 25%.

(3) Amortization of deferred financing costs.

(4) Includes non-usage fees and custody fees.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

The following table represents interest and debt fees for the year ended December 31, 2018:

	Year ended December 31, 2018
	Interest Rate	Non-Usage Rate	Interest Expense	Deferred Financing Costs (3)	Other Fees (4)
Wells Fargo Credit Facility	(1)	(2)	$17,106	$1,659	$912
Citi Credit Facility	L+1.60%	0.50%	13,690	799	299
UBS Credit Facility	L+4.05%	n/a	3,696	110	57
2023 Notes	5.38%	n/a	2,057	115	—
2022 Notes	4.75%	n/a	7,290	456	12
2020 Notes	6.00%	n/a	6,316	126	—
JPMC PB Account	L+0.90%	n/a	570	—	—
Totals			$50,725	$3,265	$1,280

(1) Interest rate is priced at one month's LIBOR with no LIBOR floor, plus a spread ranging between 1.65% and 2.50% per annum, depending on the composition of the portfolio of loans owned.

(2) The non-usage fee per annum is 0.50% for the first 25% of the unused balance and 2.0% for the portion of the unused balance that exceeds 25%.

(3) Amortization of deferred financing costs.

(4) Includes non-usage fees, custody fees, and trustee fees.

The following table represents interest and debt fees for the year ended December 31, 2017:

	Year ended December 31, 2017
	Interest Rate	Non-Usage Rate	Interest Expense	Deferred Financing Costs (3)	Other Fees (4)
Wells Fargo Credit Facility	(1)	(2)	$11,678	$1,224	$749
Citi Credit Facility	L+1.60%	0.50%	8,958	745	538
UBS Credit Facility	L+4.05%	n/a	12,361	415	106
2022 Notes	4.75%	n/a	243	16	—
2020 Notes	6.00%	n/a	6,316	125	15
JPMC PB Account	L+0.90%	n/a	362	—	—
Totals			$39,918	$2,525	$1,408

(1) Interest rate is priced at one month's LIBOR with no LIBOR floor, plus a spread ranging between 1.65% and 2.50% per annum, depending on the composition of the portfolio of loans owned.

(2) The non-usage fee per annum is 0.50% for the first 25% of the unused balance and 2.0% for the portion of the unused balance that exceeds 25%.

(3) Amortization of deferred financing costs.

(4) Includes non-usage fees, custody fees, and trustee fees.

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate fair value. The fair value of short-term financial instruments such as cash and cash equivalents, due to affiliates, and accounts payable approximate their carrying value on the accompanying consolidated statements of assets and liabilities due to their short-term nature. The fair value of the Company's 2020 Notes, 2022 Notes, 2023 Notes, and 2024 Notes are derived from market indications provided by Bloomberg Finance L.P. at December 31, 2019. The fair value of the Company's 2020 Notes, 2022 Notes, and 2023 Notes are derived from market indications provided by Bloomberg Finance L.P. at December 31, 2018.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

At December 31, 2019, the carrying amount of the Company's secured borrowings approximated their fair value. The fair values of the Company's debt obligations are determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company's borrowings is estimated based upon market interest rates for the Company's own borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any. As of December 31, 2019 and December 31, 2018, the Company's borrowings would be deemed to be Level 3, as defined in Note 3 - Fair Value of Financial Instruments.

The fair values of the Company’s remaining financial instruments that are not reported at fair value on the accompanying consolidated statements of assets and liabilities are reported below (amounts in thousands):

	Level	Carrying Amount at December 31, 2019	Fair Value at December 31, 2019
Wells Fargo Credit Facility	3	$436,652	$436,652
Citi Credit Facility	3	250,500	250,500
2024 Notes	3	98,818	99,722
2023 Notes	3	59,778	60,721
2022 Notes	3	149,505	151,937
2020 Notes	3	99,789	101,389
		$1,095,042	$1,100,921

	Level	Carrying Amount at December 31, 2018	Fair Value at December 31, 2018
Wells Fargo Credit Facility	3	$294,651	$294,651
Citi Credit Facility	3	293,500	293,500
2023 Notes	3	59,713	59,820
2022 Notes	3	149,340	147,717
2020 Notes	3	99,474	102,287
		$896,678	$897,975

Note 6 — Derivatives

Foreign Currency

The Company may enter into forward foreign currency contracts from time to time to facilitate settlement of purchases and sales of investments denominated in foreign currencies or to help mitigate the impact that an adverse change in foreign exchange rates would have on the value of the Company's investments denominated in foreign currencies. A forward foreign currency contract is a commitment to purchase or sell a foreign currency at a future date (usually the security transaction settlement date) at a negotiated forward rate. These contracts are marked-to-market by recognizing the difference between the contract exchange rate and the current market rate as unrealized appreciation or depreciation. Realized gains or losses are recognized when contracts are settled. The Company's forward foreign currency contracts generally have terms of approximately three months. The volume of open contracts at the end of each reporting period is reflective of the typical volume of transactions during each calendar quarter. Risks may arise as a result of the potential inability of the counterparties to meet the terms of their contracts. The Company attempts to limit this risk by dealing with creditworthy counterparties.

At December 31, 2019 and 2018, the forward foreign currency contracts were classified within Level 2 of the fair value hierarchy. The foreign currency forward contract held as of December 31, 2019, was subject to ISDA Master Agreements or similar agreements. The foreign currency forward contract held as of December 31, 2018, was not subject to a master netting arrangement or other similar agreement.

The Company is operated by a person who has claimed an exclusion from the definition of the "commodity pool operator" under the Commodity Exchange Act, and, therefore, who is not subject to registration or regulation as a pool operator under such Act.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Note 7 — Commitments and Contingencies

Commitments

In the ordinary course of business, the Company may enter into future funding commitments. As of December 31, 2019, the Company had unfunded commitments on delayed draw term loans of $24.9 million (including $21.8 million of non-discretionary commitments and $3.1 million of discretionary commitments), unfunded commitments on revolver term loans of $28.0 million, and unfunded equity capital discretionary commitments of $21.4 million. As of December 31, 2018, the Company had unfunded commitments on delayed draw term loans of $15.2 million, unfunded commitments on revolver term loans of $21.1 million, and unfunded equity capital commitments of $0.5 million. The Company maintains sufficient cash on hand and available borrowings to fund such unfunded commitments.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

As of December 31, 2019 the Company's unfunded commitments consisted of the following:

December 31, 2019

Portfolio Company Name	Investment Type	Commitment Type	Total Commitment	Remaining Commitment
AMI Entertainment Network, LLC	Senior Secured First Lien Debt	Revolver term loan	$1,234	$1,234
Arch Global Precision, LLC	Senior Secured First Lien Debt	Delayed draw term loan	1,071	1,071
Arch Global Precision, LLC	Senior Secured First Lien Debt	Revolver term loan	1,008	1,008
CCW, LLC	Senior Secured First Lien Debt	Revolver term loan	1,500	200
CDHA Holdings, LLC	Senior Secured First Lien Debt	Delayed draw term loan	7,580	7,027
CDHA Holdings, LLC	Senior Secured First Lien Debt	Revolver term loan	1,264	834
Corfin Industries, LLC	Senior Secured First Lien Debt	Revolver term loan	956	956
CRS-SPV, Inc.	Senior Secured First Lien Debt	Revolver term loan	224	162
Florida Food Products, LLC	Senior Secured First Lien Debt	Revolver term loan	1,647	231
ICR Operations, LLC	Senior Secured First Lien Debt	Revolver term loan	2,753	2,655
Ideal Tridon Holdings, Inc.	Senior Secured First Lien Debt	Delayed draw term loan	80	34
Ideal Tridon Holdings, Inc.	Senior Secured First Lien Debt	Revolver term loan	2,810	2,649
Integral Ad Science, Inc.	Senior Secured First Lien Debt	Revolver term loan	1,085	1,085
Lakeview Health Holdings, Inc.	Senior Secured First Lien Debt	Revolver term loan	315	186
MED Parentco, LP	Senior Secured First Lien Debt	Delayed draw term loan	1,437	1,131
Midwest Can Company, LLC	Senior Secured First Lien Debt	Revolver term loan	547	547
Miller Environmental Group, Inc.	Senior Secured First Lien Debt	Delayed draw term loan	1,131	1,131
Miller Environmental Group, Inc.	Senior Secured First Lien Debt	Revolver term loan	1,324	1,324
Muth Mirror Systems, LLC	Senior Secured First Lien Debt	Revolver term loan	1,299	1,299
New Amsterdam Software Bidco, LLC	Senior Secured First Lien Debt	Delayed draw term loan	1,790	1,790
Norvax, LLC	Senior Secured First Lien Debt	Revolver term loan	1,152	1,152
ORG Chemical Holdings, LLC	Senior Secured First Lien Debt	Delayed draw term loan	6,503	3,083
Planet Equity Group, LLC	Senior Secured First Lien Debt	Revolver term loan	2,325	2,325
PT Network, LLC	Senior Secured First Lien Debt	Revolver term loan	1,316	1,316
Questex, Inc.	Senior Secured First Lien Debt	Revolver term loan	2,584	1,895
Reddy Ice Corp.	Senior Secured First Lien Debt	Delayed draw term loan	2,518	2,518
Reddy Ice Corp.	Senior Secured First Lien Debt	Revolver term loan	1,762	1,762
Safety Products/JHC Acquisition Corp.	Senior Secured First Lien Debt	Delayed draw term loan	2,171	1,214
SitusAMC Holdings Corp.	Senior Secured First Lien Debt	Delayed draw term loan	752	752
Subsea Global Solutions, LLC	Senior Secured First Lien Debt	Delayed draw term loan	4,744	2,352
Subsea Global Solutions, LLC	Senior Secured First Lien Debt	Revolver term loan	963	575
Tap Rock Resources, LLC	Equity/Other	Equity	42,100	21,428
Tillamook Country Smoker, LLC	Senior Secured First Lien Debt	Revolver term loan	1,618	539
University of St. Augustine Acquisition Corp.	Senior Secured First Lien Debt	Revolver term loan	2,615	2,615
Vantage Mobility International, LLC	Senior Secured First Lien Debt	Delayed draw term loan	196	196
WMK, LLC	Senior Secured First Lien Debt	Delayed draw term loan	4,528	2,618
WMK, LLC	Senior Secured First Lien Debt	Revolver term loan	2,618	1,484
Total			$111,520	$74,378

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

As of December 31, 2018 the Company's unfunded commitments consisted of the following:

December 31, 2018

Portfolio Company Name	Investment Type	Commitment Type	Total Commitment	Remaining Commitment
AccentCare, Inc.	Senior Secured First Lien Debt	Delayed draw term loan	$4,301	$948
AMI Entertainment Network, LLC	Senior Secured First Lien Debt	Revolver term loan	1,234	1,234
Aveanna Healthcare, LLC	Senior Secured Second Lien Debt	Delayed draw term loan	1,373	1,373
Capstone Nutrition (fka Integrity Nutraceuticals)	Senior Secured First Lien Debt	Delayed draw term loan	5,089	1,804
CCW, LLC	Senior Secured First Lien Debt	Revolver term loan	3,000	1,700
CDHA Holdings, LLC	Senior Secured First Lien Debt	Delayed draw term loan	7,583	7,583
CDHA Holdings, LLC	Senior Secured First Lien Debt	Revolver term loan	1,264	834
Cold Spring Brewing, Co.	Senior Secured First Lien Debt	Revolver term loan	238	238
Corfin Industries, LLC	Senior Secured First Lien Debt	Revolver term loan	956	382
Dentalcorp Perfect Smile, ULC	Senior Secured Second Lien Debt	Delayed draw term loan	2,028	872
Deva Holdings, Inc.	Senior Secured First Lien Debt	Revolver term loan	559	559
DLC Acquisition, LLC	Senior Secured First Lien Debt	Revolver term loan	694	694
Florida Food Products, LLC	Senior Secured First Lien Debt	Revolver term loan	1,647	626
ICR Operations, LLC	Senior Secured First Lien Debt	Revolver term loan	2,753	2,642
Ideal Tridon Holdings, Inc.	Senior Secured First Lien Debt	Revolver term loan	2,731	710
Integral Ad Science, Inc.	Senior Secured First Lien Debt	Revolver term loan	1,085	1,085
Lakeview Health Holdings, Inc.	Senior Secured First Lien Debt	Revolver term loan	310	310
Midwest Can Company, LLC	Senior Secured First Lien Debt	Revolver term loan	547	547
MMM Holdings, LLC	Senior Secured First Lien Debt	Revolver term loan	1,761	1,761
PennantPark Credit Opportunities Fund II, LP	Equity/Other	Equity	10,764	538
PT Network, LLC	Senior Secured First Lien Debt	Revolver term loan	1,316	658
Questex, Inc.	Senior Secured First Lien Debt	Revolver term loan	2,584	2,153
Subsea Global Solutions, LLC	Senior Secured First Lien Debt	Revolver term loan	963	748
TwentyEighty, Inc.	Senior Secured First Lien Debt	Revolver term loan	443	443
USF S&H Holdco, LLC	Senior Secured First Lien Debt	Revolver term loan	1,616	1,131
WMK, LLC	Senior Secured First Lien Debt	Delayed draw term loan	2,618	2,618
WMK, LLC	Senior Secured First Lien Debt	Revolver term loan	2,618	2,618
Total			$62,075	$36,809

Litigation and Regulatory Matters

In the ordinary course of business, the Company may become subject to litigation, claims, and regulatory matters. The Company has no knowledge of material legal or regulatory proceedings pending or known to be contemplated against the Company at this time.

Indemnifications

In the ordinary course of its business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, management feels that the likelihood of such an event is remote.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Guarantees

Park Ave RE, Inc. through its wholly-owned subsidiaries (including Park Ave RE Holdings, LLC), is in the business of purchasing commercial properties from owner-operators and leasing the properties back to the original owners under long term leasing arrangements. The Company has provided a non-recourse carveout guarantee to its controlled portfolio company, Park Ave RE Holdings, LLC, in connection with a secured loan. Although the loan is generally non-recourse in nature, the Company will nevertheless be responsible for liabilities of the portfolio company upon the occurrence of certain events deemed carveouts to such non-recourse nature (including fraud or misrepresentation, bankruptcy, misapplication of funds, and distributions or incurrence of additional indebtedness in violation of the terms of the loan). This guarantee no longer exists as of December 31, 2019.

Note 8 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Adviser and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition, and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and investor relations.

As a result of these relationships, the Company is dependent upon the Adviser and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 9 — Common Stock

On August 25, 2011, the Company had raised sufficient funds to break escrow on its IPO. On July 1, 2014, the Company's registration statement on Form N-2 (File No.333-193241) for its Follow-on was declared effective by the SEC. Simultaneously with the effectiveness of the registration statement of the Follow-on, the Company's IPO terminated. Through December 31, 2019, the Company issued 215.9 million shares of common stock for gross proceeds of $2.3 billion, including the shares purchased by an affiliate of BSP and shares issued under the Company's DRIP. Following the time the Company's updated registration statement was declared effective on June 30, 2015, the Company issued shares for subscription agreements that had been accepted through that date. From inception of the Company's DRIP plan to December 31, 2019, the Company had repurchased 25.6 million shares of common stock through its share repurchase program for payments of $222.2 million. As of December 31, 2018, the Company had repurchased 21.2 million shares of common stock for payments of $185.9 million. Amounts include additional shares tendered for death and disability as permitted.

The following table reflects the common stock activity for the year ended December 31, 2019:

	Shares	Value
Shares Sold	—	$—
Shares Issued through DRIP	4,373,786	34,905
Share Repurchases	(4,490,328)	(36,286)
	(116,542)	$(1,381)

The following table reflects the common stock activity for the year ended December 31, 2018:

	Shares	Value
Shares Sold	10,975,610	$90,000
Shares Issued through DRIP	4,720,005	38,983
Share Repurchases	(5,105,554)	(42,313)
	10,590,061	$86,670

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

The following table reflects the stockholders' equity activity for the years ended December 31, 2019, 2018, and 2017:

	Common stock - shares	Common stock - par	Additional paid in capital	Total distributable earnings (loss)	Net assets attributable to non-controlling interest	Total Stockholders' Equity
Balance as of December 31, 2016	177,120,791	$177	$1,729,865	$(203,129)	$2,821	$1,529,734
Net investment income	—	—	—	106,011	29	106,040
Net realized loss from investment transactions	—	—	—	(53,135)	—	(53,135)
Net change in unrealized appreciation (depreciation) on investments, and foreign exchange currency contracts, net of deferred taxes	—	—	—	25,513	(29)	25,484
Repurchases	(3,548,885)	(3)	(30,209)	—	—	(30,212)
Distributions to stockholders	—	—	—	(135,850)	—	(135,850)
Reinvested dividends	6,162,092	6	52,449	—	—	52,455
Tax adjustment	—	—	688	(688	—	—
Balance as of December 31, 2017	179,733,998	$180	$1,752,793	$(261,278)	$2,821	$1,494,516
Net investment income	—	—	—	103,385	25	103,410
Net realized loss from investment transactions	—	—	—	(24,310)	—	(24,310)
Net change in unrealized appreciation (depreciation) on investments, and foreign exchange currency contracts, net of deferred taxes	—	—	—	(50,829)	840	(49,989)
Issuance of common stock, net of issuance costs	10,975,610	11	89,989	—	—	90,000
Repurchases	(5,105,554)	(5)	(42,308)	—	—	(42,313)
Distributions to stockholders	—	—	—	(117,578)	—	(117,578)
Reinvested dividends	4,720,005	4	38,979	—	—	38,983
Tax adjustment	—	—	(27,483)	27,483	—	—
Balance as of December 31, 2018	190,324,059	$190	$1,811,970	$(323,127)	$3,686	$1,492,719
Net investment income	—	—	—	108,248	9	108,257
Net realized loss from investment transactions	—	—	—	(64,525)	—	(64,525)
Net change in unrealized appreciation on investments and foreign exchange currency contracts, net of deferred taxes	—	—	—	48,749	3,017	51,766
Acquisition of non-controlling interest	—	—	6,024	—	(6,712)	(688)
Repurchases	(4,490,328)	(4)	(36,282)	—	—	(36,286)
Distributions to stockholders	—	—	—	(123,465)	—	(123,465)
Reinvested dividends	4,373,786	4	34,901	—	—	34,905
Tax adjustment	—	—	30,699	(30,699)	—	—
Balance as of December 31, 2019	190,207,517	$190	$1,847,312	$(384,819)	$—	$1,462,683

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Note 10 — Share Repurchase Program

The Company intends to conduct semi-annual tender offers pursuant to its share repurchase program (“SRP”). The Company’s Board of Directors considers the following factors in making its determination regarding whether to cause the Company to offer to repurchase shares and under what terms:

• the effect of such repurchases on the Company's qualification as a RIC (including the consequences of any necessary asset sales);

• the liquidity of the Company's assets (including fees and costs associated with disposing of assets);

• the Company's investment plans and working capital requirements;

• the relative economies of scale with respect to the Company's size;

• the Company's history in repurchasing shares or portions thereof;

• the condition of the securities markets.

On June 26, 2020, the Company's Board of Directors amended the Company's SRP. The Company intends to conduct tender offers on an annual basis, instead of on a semi-annual basis as was done previously. The Company intends to continue to limit the number of shares to be repurchased in any calendar year to 10% of the weighted average number of shares outstanding in the prior calendar year, or 5.0% at each semi-annual tender offer. In addition, in the event of a stockholder’s death or disability, the Company may, in its sole discretion, accept up to the full amount tendered by such stockholder of the current net asset value per share. Any repurchases of shares made in connection with a stockholder’s death or disability may be included within the overall limitation imposed on tender offers during the relevant redemption period, which provides that the Company may limit the number of shares to be repurchased during any redemption period to the number of shares of common stock the Company is able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during such redemption period. The Company's eight most recent tender offers were oversubscribed.

Offer Date	Repurchase Date	Shares Tendered	Shares Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares (in thousands)
September 12, 2012	October 8, 2012	—	—	$9.71	$—
December 13, 2012	January 15, 2013	46,975	10,732	$9.90	$106.22
March 27, 2013	April 25, 2013	29,625	29,625	$10.18	$301.58
July 15, 2013	August 13, 2013	30,365	30,365	$10.18	$308.97
October 22, 2013	November 21, 2013	55,255	55,255	$10.36	$572.44
February 4, 2014	March 6, 2014	68,969	68,969	$10.36	$714.52
June 6, 2014	July 11, 2014	117,425	117,425	$10.36	$1,216.38
August 7, 2014	September 10, 2014	111,854	111,854	$10.36	$1,158.80
December 19, 2014	January 23, 2015	313,101	313,101	$10.36	$3,243.73
March 16, 2015	April 15, 2015	162,688	162,688	$10.36	$1,685.45
June 26, 2015	July 31, 2015	533,527	533,527	$9.72	$5,185.88
September 18, 2015	October 20, 2015	728,874	728,874	$9.53	$6,946.17
December 23, 2015	January 25, 2016	7,375,871	3,053,869	$9.22	$28,156.67
July 26, 2016	December 31, 2016	17,004,354	6,715,864	$8.58	$57,622.10
June 8, 2017	July 6, 2017	11,747,753	3,433,482	$8.52	$28,576.26
December 19, 2017	January 19, 2018	21,521,235	2,547,524	$8.31	$21,350.21
June 15, 2018	July 16, 2018	20,864,620	2,348,835	$8.26	$19,401.38
December 14, 2018	January 18, 2019	21,586,074	2,241,000	$8.20	$18,376.18
June 18, 2019	July 23, 2019	31,263,410	2,199,337	$7.96	$17,506.70

Share amounts in the table above represent amounts filed in the tender offer.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Note 11 — Earnings Per Share

Basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. The Company had no potentially dilutive securities as of December 31, 2019, 2018, and 2017.

The following information sets forth the computation of the weighted average basic and diluted net increase in net assets per share resulting from operations for the years ended December 31, 2019, 2018, and 2017.

	For the years ended December 31,
	2019	2018	2017
Basic and diluted
Net increase in net assets resulting from operations	$92,472	$28,246	$78,389
Weighted average common shares outstanding	189,940,267	180,861,382	179,179,656
Net increase in net assets resulting from operations per share	$0.49	$0.16	$0.44

Note 12 — Distributions

The Company’s Board of Directors has authorized, and has declared, cash distributions payable on a monthly basis to stockholders of record on each day since it commenced operations. From November 2013 until July 2017, the distribution rate has been $0.002378082 per day, which is equivalent to $0.868 per annum, per share of common stock, except for 2016 where the daily distribution rate was $0.002371585 per day to accurately reflect 2016 being a leap year. In July 2017, the Board of Directors reduced the distribution rate with respect to the Company's cash distributions to $0.00178082 per day, which is equivalent to approximately $0.65 annually, per share of common stock.

The amount of each such distribution is subject to the discretion of the Board of Directors and applicable legal restrictions related to the payment of distributions. The Company calculates each stockholder’s specific distribution amount for the month using record and declaration dates and accrues distributions on the date the Company accepts a subscription for shares of the Company’s common stock. The distributions are payable by the fifth day following each month end to stockholders of record at the close of business each day during the prior month.

From time to time, the Company may also pay interim distributions at the discretion of its Board of Directors. The Company may fund its cash distributions to stockholders from any sources of funds available to it, including offering proceeds, borrowings, net investment income from operations, capital gain proceeds from the sale of assets and non-capital gain proceeds from the sale of assets. The Company’s distributions may exceed its earnings, and as a result, a portion of the distributions the Company will make may represent a return of capital for tax purposes. As of December 31, 2019, the Company had accrued $10.5 million in stockholder distributions that were unpaid. As of December 31, 2018, the Company had accrued $10.5 million in stockholder distributions that were unpaid.

Note 13 — Income Tax Information and Distributions to Stockholders

The Company has elected to be treated for federal income tax purposes as a RIC under the Code. Generally, a RIC is exempt from federal income taxes if it meets, certain quarterly asset diversification requirements, annual income tests, and distributes to stockholders its ‘‘investment company taxable income,’’ as defined in the Code, each taxable year. Distributions declared prior to the filing of the previous year's tax return and paid up to one year after the previous tax year can be carried back to the prior tax year for determining the distributions paid in such tax year. The Company intends to make sufficient distributions to maintain its RIC status each year. The Company may also be subject to federal excise taxes of 4%.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

A RIC is limited in its ability to deduct expenses in excess of its “investment company taxable income” (which is, generally, ordinary income plus net realized short-term capital gains in excess of net realized long-term capital losses). If the Company's expenses in a given taxable year exceed gross taxable income (e.g., as the result of large amounts of equity-based compensation), it would incur a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to the RIC’s stockholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, realized capital losses in excess of realized capital gains) to offset the RIC’s investment company taxable income, but may carry forward such net capital losses, and use them to offset capital gains indefinitely. Due to these limits on the deductibility of expenses and net capital losses, the Company may for tax purposes have aggregate taxable income for several taxable years that it is required to distribute and that is taxable to stockholders even if such taxable income is greater than the aggregate net income the Company actually earned during those taxable years. Such required distributions may be made from the Company cash assets or by liquidation of investments, if necessary. The Company may realize gains or losses from such liquidations. In the event the Company realizes net capital gains from such transactions, the Company may make a larger capital gain distribution than it would have made in the absence of such transactions.

The tax character of distributions for the fiscal years ended December 31, 2019, 2018 and 2017 were as follows (dollars in thousands):

	For the years ended December 31,
	2019		2018		2017
Ordinary income distributions	$123,465	100.0%	$117,578	100.0%	$135,850	100.0%
Capital gains distributions	—	—	—	—	—	—
Return of capital	—	—	—	—	—	—
Total distributions	$123,465	100.0%	$117,578	100.0%	$135,850	100.0%

For the years ended December 31, 2019, 2018 and 2017, the reconciliation of net increase in net assets resulting from operations to taxable income is as follows (dollars in thousands):

	For the years ended December 31,
	2019	2018	2017
Book income from operating activities	$92,472	$28,246	$78,389
Net unrealized (gain) loss on investments	517	135	(25,512)
Nondeductible expenses	1,771	1,605	1,619
Temporary differences	36,875	91,232	91,787
Taxable income before deductions for distributions paid	$131,635	$121,218	$146,283

For the years ended December 31, 2019, 2018 and 2017, the components of accumulated gain and losses on a tax basis were as follows:

	For the years ended December 31,
	2019	2018	2017
Undistributed ordinary income	$31,010	$19,831	$33,312
Undistributed long-term capital loss carryforward	(206,292)	(82,139)	(75,415)
Total undistributed net earnings (loss carryforward)	(175,282)	(62,308)	(42,103)
Net unrealized loss on investments	(204,294)	(287,449)	(216,881)
Total undistributed taxable income	$(379,576)	$(349,757)	$(258,984)

As of December 31, 2019, the Company had long term capital loss carryforwards, with no expirations of $206.3 million available to offset future realized capital gains.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

At December 31, 2019, gross unrealized appreciation and gross unrealized depreciation based on cost for federal income tax purposes are as follows:

December 31, 2019
Tax cost	$2,749,721
Gross unrealized appreciation	84,961
Gross unrealized depreciation	(289,255)

During the year ended December 31, 2019, as a result of permanent book-to-tax differences, the Company made reclassifications among components of net assets as follows:

	Total distributable loss	Paid in capital
2019	$(466)	$466

The differences were attributable to non-deductible expenses, investments in partnerships, controlled foreign corporations, certain debt investments and subsidiaries. Aggregate stockholders’ equity was not affected by this reclassification.

Tax information for the fiscal year ended December 31, 2019 is an estimate and will not be finally determined until the Company files its 2019 tax return.

The Company did not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740-10-25, Income Taxes (“ASC Topic 740”), nor did the Company have any unrecognized tax benefits as of the periods presented herein. The Company's current tax year, 2018, 2017, and 2016 federal tax returns remain subject to examination by the Internal Revenue Service.

As of December 31, 2019, the Company had a deferred tax asset of $1.5 million and a deferred tax liability of $(3.1) million. Given the losses generated by certain entities, deferred tax assets have been offset by valuation allowances of $1.5 million. As of December 31, 2018, the Company had a deferred tax asset of $1.3 million and a deferred tax liability of $(4.1) million. Given the losses generated by certain entities, deferred tax assets have been offset by valuation allowances of $1.3 million. As of December 31, 2017, the Company had a deferred tax asset of $1.6 million and a deferred tax liability of $(3.6) million. Given the losses generated by certain entities, deferred tax assets have been offset by valuation allowances of $1.6 million.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (“the Tax Act”) was signed into law. The Tax Act reduced the statutory income tax rate applicable to corporations from 35 percent to 21 percent. Additionally, the Tax Act makes changes regarding the use of net operating losses, repeals the corporate alternative minimum tax, restricts corporate deductibility of interest expense, and makes significant changes to the U.S. international tax rules. These changes affect the Company’s estimates of the current income tax expense and the deferred tax asset and liability balances used in the calculation of its net asset value.

The Company has assessed that the reduction in the corporate tax rate which did not have a significant impact on the Company’s net asset value. The Company will continue to assess the effects of the Tax Act on the deferred tax asset and liability balances and valuation allowances and continually assess the recoverability of their deferred tax assets based upon the weight of available evidence.

The deferred tax asset valuation allowance has been determined pursuant to the provisions of ASC Topic 740, including the Company's estimation of future taxable income, if necessary, and is adequate to reduce the total deferred tax asset to an amount that will more likely than not be realized.

As of December 31, 2019, the Company had differences between book basis and tax basis cost of investments of $108.6 million from investments classified as partnerships, certain debt investments, and controlled foreign corporations for U.S. tax purposes and $1.4 million from amortization of market discount. As of December 31, 2018, the Company had differences between book basis and tax basis cost of investments of $140.7 million from investments classified as partnerships, passive foreign investment companies, or controlled foreign corporations for U.S. tax purposes and $(1.1) million from amortization of market discount. As of December 31, 2017, the Company had differences between book basis and tax basis cost of investments of $121.9 million from investments classified as partnerships, passive foreign investment companies, or controlled foreign corporations for U.S. tax purposes and $(0.2) million from amortization of market discount.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Note 14 — Financial Highlights

The following is a schedule of financial highlights for the years ended December 31, 2019, 2018, 2017, 2016, and 2015:

	For the years ended December 31,
	2019	2018	2017	2016 (9)	2015
Per share data:
Net asset value, beginning of period	$7.82	$8.30	$8.62	$8.97	$9.74
Results of operations (1)
Net investment income	0.57	0.57	0.59	0.67	0.66
Net realized and unrealized gain (loss), net of deferred taxes	(0.07)	(0.41)	(0.15)	(0.14)	(0.60)
Net change in unrealized depreciation attributable to non-controlling interests	(0.01)	—	—	(0.01)	(0.01)
Net increase in net assets resulting from operations	0.49	0.16	0.44	0.52	0.05
Stockholder distributions (2)
Distributions from net investment income	(0.65)	(0.65)	(0.76)	(0.87)	(0.77)
Distributions from net realized gain on investments	—	—	—	—	(0.01)
Return of capital	—	—	—	—	(0.09)
Net decrease in net assets resulting from stockholder distributions	(0.65)	(0.65)	(0.76)	(0.87)	(0.87)
Capital share transactions
Issuance of common stock (3)	—	0.01	—	—	0.18
Acquisition of non-controlling interest	0.03	—	—	—	—
Repurchases of common stock	—	—	—	—	(0.12)
Offering costs	—	—	—	—	(0.01)
Net increase in net assets resulting from capital share transactions	0.03	0.01	—	—	0.05
Net asset value, end of period	$7.69	$7.82	$8.30	$8.62	$8.97
Shares outstanding at end of period	190,207,517	190,324,059	179,733,998	177,120,791	179,142,028
Total return (5)	6.60%	1.96%	5.24%	6.02%	0.67%
Ratio/Supplemental data:
Net assets attributable to BDCA, end of period (in thousands)	$1,462,683	$1,489,033	$1,491,695	$1,526,913	$1,606,366
Total net assets, end of period (in thousands)	$1,462,683	$1,492,719	$1,494,516	$1,529,734	$1,610,485
Ratio of net investment income to average net assets (4)(7)	7.26%	6.92%	7.01%	7.64%	7.11%
Ratio of total expenses to average net assets (4)(7)(8)	9.14%	8.94%	7.79%	6.98%	5.08%
Ratio of incentive fees to average net assets (4)	1.82%	1.45%	1.30%	1.14%	0.41%
Ratio of debt related expenses to average net assets	3.71%	3.70%	2.90%	2.38%	1.65%
Portfolio turnover rate (6)	32.24%	45.58%	40.06%	24.99%	32.21%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

(1)	The per share data was derived by using the weighted average shares outstanding during the period. For the years ended December 31, 2019, 2018, 2017, and 2016 net investment income per share was $0.57, $0.57, $0.59, and $0.67. Net investment income per share excluding the expense waiver and reimbursements equals $0.64 for the year ended December 31, 2015.

(2)	The per share data for distributions reflects the actual amount of distributions declared per share during the period.

(3)	The issuance of common stock on a per share basis reflects the incremental net asset value changes as a result of the issuance of shares of common stock.

(4)	For the years ended December 31, 2019, 2018, 2017 and 2016 there was no expense waiver. For the year ended December 31, 2015, excluding the expense waiver and reimbursement, the ratio of net investment income, total expenses, and incentive fees to average net assets is 6.89%, 5.30%, and 0.63%, respectively.

(5)	Total return is calculated assuming a purchase of shares of common stock at the current net asset value on the first day and a sale at the current net asset value on the last day of the periods reported. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the DRIP. The total return based on net asset value for the years ended December 31, 2019, 2018, 2017, 2016, and 2015, includes the effect of expense waivers and reimbursements which equaled 0.00%, 0.00%, 0.00%, 0.00%, and 0.22%, respectively.

(6)	Portfolio turnover rate is calculated using the lesser of year-to-date purchases or sales over the average of the invested assets at fair value.

(7)	Offering costs are not included as an expense in the calculation of this ratio.

(8)	Ratio of total expenses to average net assets is calculated using total operating expenses, including income tax expense over average net assets.

(9)	Effective November 1, 2016, the investment advisor of the Company changed.

Note 15 – Selected Quarterly Data (Unaudited)

The following are the quarterly results of operations for the years ended December 31, 2019 and 2018. The operating results for any quarter are not necessarily indicative of results for any future period:

Quarter Ended	Total Investment Income	Net Investment Income	Net Realized and Unrealized Gain (Loss)	Net Increase (Decrease) In Net Assets Resulting from Operations	Net Investment Income per Share	Net Increase (Decrease) in Net Assets Resulting from Operations per Share	Net Asset Value per Common Share at End of Quarter
December 31, 2019	$58,160	$26,052	$(10,526)	$15,526	$0.14	$0.08	$7.69
September 30, 2019	63,192	27,940	(39,990)	(12,050)	0.15	(0.06)	7.75
June 30, 2019	62,052	27,092	6,072	33,164	0.14	0.17	7.97
March 31, 2019	61,101	27,164	28,668	55,832	0.14	0.29	7.96
December 31, 2018	60,404	25,617	(66,043)	(40,426)	0.14	(0.22)	7.82
September 30, 2018	59,182	25,799	2,684	28,483	0.14	0.16	8.20
June 30, 2018	58,922	25,815	(7,602)	18,213	0.14	0.10	8.20
March 31, 2018	58,504	26,154	(4,178)	21,976	0.15	0.12	8.26

Note 16 – Senior Securities

Information about our senior securities (including debt securities and other indebtedness) is shown in the following tables as of the years ended December 31, 2019, 2018, 2017, 2016, and 2015.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

The following is a summary of the senior securities as of December 31, 2019 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Wells Fargo Credit Facility	$436,652	$—	$—	N/A
Citi Credit Facility	250,500	—	—	N/A
2024 Notes	98,818	—	—	N/A
2023 Notes	59,778	—	—	N/A
2022 Notes	149,505	—	—	N/A
2020 Notes	99,789	—	—	N/A
	$1,095,042	$2,336	$—	N/A

The following is a summary of the senior securities as of December 31, 2018 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Wells Fargo Credit Facility	$294,651	$—	$—	N/A
Citi Credit Facility	293,500	—	—	N/A
2023 Notes	59,713	—	—	N/A
2022 Notes	149,340	—	—	N/A
2020 Notes	99,474	—	—	N/A
	$896,678	$2,688	$—	N/A

The following is a summary of the senior securities as of December 31, 2017 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Wells Fargo Credit Facility	$188,051	$—	$—	N/A
Citi Credit Facility	336,003	—	—	N/A
UBS Credit Facility	232,500	—	—	N/A
2022 Notes	149,175	—	—	N/A
2020 Notes	99,158	—	—	N/A
JPMC PB Account	36,262	—	—	N/A
	$1,041,149	$2,435	$—	N/A

The following is a summary of the senior securities as of December 31, 2016 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Wells Fargo Credit Facility	$298,152	$—	$—	N/A
Citi Credit Facility	286,003	—	—	N/A
UBS Credit Facility	232,500	—	—	N/A
2020 Notes	98,842	—	—	N/A
	$915,497	$2,671	$—	N/A

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

The following is a summary of the senior securities as of December 31, 2015 (dollars in thousands):

	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Ratio Per Unit (1)	Involuntary Liquidation Preference Per Unit (2)	Asset Market Value Per Unit (3)
Wells Fargo Credit Facility	$263,087	$—	$—	N/A
Citi Credit Facility	270,625	—	—	N/A
UBS Credit Facility	210,000	—	—	N/A
2020 Notes	98,526	—	—	N/A
	$842,238	$2,912	$—	N/A

(1)	Asset coverage per unit is the ratio of the carrying value of the Company's total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness.

(2)	The amount to which such class of senior security would be entitled upon the voluntary liquidation of the issuer in preference to any security junior to it. The “—” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.

(3)	Not applicable because senior securities are not registered for public trading.

Note 17 – Schedules of Investments and Advances to Affiliates

The following table presents the Schedule of Investments and Advances to Affiliates as of December 31, 2019:

Portfolio Company (1)	Type of Asset	Industry	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2018	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (4)	Fair Value at December 31, 2019
Control Investments
California Resources Development JV, LLC (2) (5) (7)	Equity/Other	Energy	$887	$28,973	$—	$(28,402)	$—	$(571)	$—
Capstone Nutrition Common Stock (fka Integrity Nutraceuticals, Inc.) (2) (5) (7) (8)	Equity/Other	Consumer	—	—	—	(159)	(1,471)	1,630	—
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) - L+12.50% (15.08%), 9/25/2020 (2) (5) (6) (7)	Senior Secured First Lien Debt	Consumer	—	3,219	1,804	(5,471)	838	(390)	—
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) - L+12.50% (15.08%), 9/19/2020 (2) (5) (6) (7)	Senior Secured First Lien Debt	Consumer	(12)	3,459	—	(1,612)	(14,794)	12,947	—
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) - L+12.50% (15.08%), 9/25/2020 (2) (5) (6) (7)	Senior Secured First Lien Debt	Consumer	—	7,692	—	(3,282)	(30,365)	25,955	—
Capstone Nutrition Class B and C Common Stock (fka Integrity Nutraceuticals, Inc.) (2) (5) (7) (8)	Equity/Other	Consumer	—	—	—	—	—	—	—
CRD Holdings, LLC - 9.00% (2) (7)	Equity/Other	Energy	3,341	—	41,560	(13,494)	—	877	28,943
CRS-SPV, Inc. (2) (7) (8)	Equity/Other	Industrials	26	2,221	—	—	—	—	2,221
CRS-SPV, Inc. - L+4.50% (6.30%), 3/8/2020 (2) (7)	Senior Secured First Lien Debt	Industrials	2	—	67	(5)	—	—	62
Kahala Ireland OpCo Designated Activity Company - L+8.00% (13.00%), 12/22/2028 (2) (3) (6) (7)	Senior Secured First Lien Debt	Transportation	11,695	111,549	38,000	(44,000)	—	—	105,549
Kahala Ireland OpCo Designated Activity Company (2) (3) (7) (8)	Equity/Other	Transportation	—	20,329	—	—	—	36,897	57,226

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Portfolio Company (1)	Type of Asset	Industry	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2018	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (4)	Fair Value at December 31, 2019
Kahala Ireland OpCo Designated Activity Company (2) (3) (7) (8)	Equity/Other	Transportation	$—	$3,250	$—	$(36)	$—	$36	$3,250
Kahala US OpCo, LLC - 13.00% (2) (3) (7) (8)	Equity/Other	Transportation	—	—	—	—	—	—	—
MGTF Holdco, LLC (2) (7) (8)	Equity/Other	Media/Entertainment	—	—	—	—	—	—	—
MGTF Radio Company, LLC - L+6.00% (7.80%), 4/1/2024 (2) (7)	Senior Secured First Lien Debt	Media/Entertainment	3,754	—	62,291	(4,472)	12	(3,660)	54,171
MGTF Radio Company, LLC - P+3.50% (9.00%), 3/29/2020 (2) (5) (7)	Senior Secured First Lien Debt	Media/Entertainment	(9)	—	37,577	(37,977)	21	379	—
MGTF Radio Company, LLC - 16.00%, 3/30/2020 (2) (5) (7)	Subordinated Debt	Media/Entertainment	188	—	20,082	(24,309)	—	4,227	—
NexSteppe, Inc. (2) (7) (8)	Equity/Other	Chemicals	—	—	—	—	—	—	—
NexSteppe, Inc. - 12.00% 3/31/2020 (2) (6) (7)	Senior Secured First Lien Debt	Chemicals	—	—	—	—	—	—	—
NexSteppe, Inc. - 12.00% 3/31/2020 (2) (6) (7)	Senior Secured First Lien Debt	Chemicals	—	—	—	—	—	—	—
NMFC Senior Loan Program I, LLC (2)	Equity/Other	Diversified Investment Vehicles	5,864	50,573	—	—	—	(3,263)	47,310
Park Ave RE Holdings, LLC - 13.00% 12/31/2021 (2) (6) (7)	Subordinated Debt	Financials	4,858	37,192	1,750	(1,705)	—	—	37,237
Park Ave RE Holdings, LLC (2) (7) (8)	Equity/Other	Financials	—	15,578	2,500	(4,246)	4,486	(7,185)	11,133
Park Ave RE Holdings, LLC (2) (5) (7) (8)	Equity/Other	Financials	—	23,645	—	(23,645)	—	—	—
Siena Capital Finance, LLC - 12.50% 8/16/2021 (2) (7)	Subordinated Debt	Financials	2,346	—	22,492	—	—	8	22,500
Siena Capital Finance, LLC (2) (7)	Equity/Other	Financials	4,732	—	36,631	—	(94)	378	36,915
WPNT, LLC (2) (7) (8)	Equity/Other	Media/Entertainment	—	—	—	—	—	—	—
Total Control Investments			$37,672	$307,680	$264,754	$(192,815)	$(41,367)	$68,265	$406,517

Affiliate Investments
Answers Corp. (7)	Equity/Other	Media/Entertainment	$818	$1,909	$—	$—	$—	$(1,182)	$727
B&M CLO, Ltd. 2014-1A SUB - 0.00%, 4/16/2026 (5) (7)	Collateralized Securities	Diversified Investment Vehicles	46	6,029	—	(5,839)	(4,685)	4,495	—
Capstone Nutrition Development, LLC (7) (8)	Equity/Other	Consumer	—	—	4,788	—	—	—	4,788
CVP Cascade CLO, Ltd. 2013-CLO1 SUB - 0.00%, 1/16/2026 (5) (7)	Collateralized Securities	Diversified Investment Vehicles	221	1,166	—	(539)	(435)	(192)	—
CVP Cascade CLO, Ltd. 2013-CLO1 Side Letter - 0.00%, 1/16/2026 (7)	Collateralized Securities	Diversified Investment Vehicles	12	68	—	(405)	—	337	—
CVP Cascade CLO, Ltd. 2014-2A Side Letter - 0.00%, 7/18/2026 (7)	Collateralized Securities	Diversified Investment Vehicles	43	274	—	(550)	—	276	—
Danish CRJ, Ltd. (7) (8)	Equity/Other	Transportation	—	—	—	—	—	—	—
Figueroa CLO, Ltd. 2014-1A FR - L+10.00% (12.30%), 1/15/2027 (5) (7)	Collateralized Securities	Diversified Investment Vehicles	857	7,508	—	(5,730)	(2,270)	492	—
Figueroa CLO, Ltd. 2014-1A SUB - 0.00%, 1/15/2027 (5) (7)	Collateralized Securities	Diversified Investment Vehicles	324	7,468	—	(6,289)	(5,280)	4,101	—

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Portfolio Company (1)	Type of Asset	Industry	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2018	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (4)	Fair Value at December 31, 2019
Figueroa CLO, Ltd. 2014-1A Side Letter - 0.00%, 1/15/2027 (7)	Collateralized Securities	Diversified Investment Vehicles	$37	$483	$—	$(550)	$—	$67	$—
Frank Entertainment Group, LLC - 6.00% 12/31/2019 (5) (7)	Senior Secured First Lien Debt	Media/Entertainment	—	1,441	—	(347)	(1,489)	395	—
Frank Entertainment Group, LLC - L+9.00% (11.03%), 12/31/2019 (5) (6) (7)	Senior Secured First Lien Debt	Media/Entertainment	—	—	867	—	(867)	—	—
Frank Entertainment Group, LLC - 12.00% 12/31/2019 (5) (6) (7)	Senior Secured Second Lien Debt	Media/Entertainment	—	—	—	—	—	—	—
Frank Entertainment Group, LLC (5) (7) (8)	Equity/Other	Media/Entertainment	—	—	—	—	—	—	—
Frank Entertainment Group, LLC (5) (7) (8)	Equity/Other	Media/Entertainment	—	—	—	—	—	—	—
Frank Entertainment Group, LLC (5) (7) (8)	Equity/Other	Media/Entertainment	—	—	—	—	—	—	—
Frontstreet Facility Solutions, Inc. - 13.00%, 3/1/2021 (5) (7)	Subordinated Debt	Telcom	26	189	—	(123)	(104)	38	—
Frontstreet Facility Solutions, Inc. (5) (7) (8)	Equity/Other	Telcom	—	—	—	(128)	128	—	—
MidOcean Credit CLO 2013-2A INC - 0.76%, 1/29/2025 (7)	Collateralized Securities	Diversified Investment Vehicles	432	16,534	—	(3,630)	—	(1,069)	11,835
MidOcean Credit CLO III, LLC - 13.99%, 7/21/2026 (5) (7)	Collateralized Securities	Diversified Investment Vehicles	431	14,651	—	(17,458)	544	2,263	—
MidOcean Credit CLO 2015-4A INC - 0.00%, 4/15/2027 (5) (7)	Collateralized Securities	Diversified Investment Vehicles	—	8,595	—	(6,795)	(5,310)	3,510	—
NewStar Arlington Senior Loan Program, LLC 14-1A SUB - 16.56%, 7/25/2025 (7)	Collateralized Securities	Diversified Investment Vehicles	3,546	24,788	—	(447)	—	(4,644)	19,697
NewStar Arlington Senior Loan Program, LLC 14-1A FR - L+11.00% (12.94%), 4/25/2031 (7)	Collateralized Securities	Diversified Investment Vehicles	664	4,425	18	—	—	169	4,612
Newstar Fairfield Fund CLO, Ltd. 2015-1RA F - L+7.50% (9.47%), 1/20/2027 (7)	Collateralized Securities	Diversified Investment Vehicles	1,244	8,580	162	—	—	467	9,209
Newstar Fairfield Fund CLO, Ltd. 2015-1RA SUB - 21.81%, 1/20/2027 (7)	Collateralized Securities	Diversified Investment Vehicles	1,639	11,895	—	(3,032)	—	(2,256)	6,607
OFSI Fund, Ltd. 2014-6A SUB - 0.00%, 3/20/2025 (5) (7)	Collateralized Securities	Diversified Investment Vehicles	—	3,008	—	(1,535)	(8,468)	6,995	—
OFSI Fund, Ltd. 2014-6A Side Letter - 0.00%, 3/20/2025 (7)	Collateralized Securities	Diversified Investment Vehicles	—	199	—	(238)	—	39	—
PCX Aerostructures, LLC - 6.00%, 8/9/2021 (6) (7)	Subordinated Debt	Industrials	464	—	6,023	—	—	(115)	5,908
PCX Aerostructures, LLC (7) (8)	Equity/Other	Industrials	—	—	—	—	—	—	—
PCX Aerostructures, LLC (7) (8)	Equity/Other	Industrials	—	—	—	—	—	—	—
PCX Aerostructures, LLC (7) (8)	Equity/Other	Industrials	—	—	—	—	—	—	—
PennantPark Credit Opportunities Fund II, LP	Equity/Other	Diversified Investment Vehicles	647	8,705	304	—	—	(302)	8,707

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Portfolio Company (1)	Type of Asset	Industry	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2018	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (4)	Fair Value at December 31, 2019
Tap Rock Resources, LLC (7) (8)	Equity/Other	Energy	$—	$—	$20,672	$—	$—	$207	$20,879
Tax Defense Network, LLC - L+6.00% (10.00%), 4/30/2020 (6) (7)	Senior Secured First Lien Debt	Consumer	(4)	1,195	—	(111)	—	178	1,262
Tax Defense Network, LLC - L+6.00% (10.00%), 4/30/2020 (6) (7)	Senior Secured First Lien Debt	Consumer	(30)	6,732	—	(631)	3	1,004	7,108
Tax Defense Network, LLC - L+10.00% (10.00%), 4/30/2020 (6) (7)	Senior Secured First Lien Debt	Consumer	—	—	2,357	—	—	—	2,357
Tax Defense Network, LLC (7) (8)	Equity/Other	Consumer	—	—	—	—	—	—	—
Tax Defense Network, LLC (7) (8)	Equity/Other	Consumer	—	—	—	—	—	—	—
Team Waste, LLC (7) (8)	Equity/Other	Industrials	—	2,235	—	—	—	—	2,235
Tennenbaum Waterman Fund, LP	Equity/Other	Diversified Investment Vehicles	1,381	10,137	—	—	—	(296)	9,841
THL Credit Greenway Fund II, LLC	Equity/Other	Diversified Investment Vehicles	1,636	7,435	—	(3,290)	—	(1,591)	2,554
TwentyEighty, Inc. (5) (7) (8)	Equity/Other	Business Services	—	—	—	(6,465)	6,465	—	—
TwentyEighty, Inc. - L+8.00% (10.33%), 3/31/2020 (5) (6) (7)	Senior Secured First Lien Debt	Business Services	40	300	13	(304)	17	(26)	—
TwentyEighty, Inc. - 8.00%, 3/31/2020 (5) (6) (7)	Senior Secured First Lien Debt	Business Services	1,013	6,422	813	(6,754)	481	(962)	—
TwentyEighty, Inc. - 9.00%, 3/31/2020 (5) (6) (7)	Senior Secured First Lien Debt	Business Services	992	6,158	981	(6,709)	438	(868)	—
Vantage Mobility International, LLC - L+6.00% (7.80%), 6/30/2023 (6) (7)	Senior Secured Second Lien Debt	Transportation	—	—	2,742	—	—	141	2,883
Vantage Mobility International, LLC - L+6.00% (8.44%), 6/30/2023 (5)	Senior Secured First Lien Debt	Transportation	—	—	2,351	(2,351)	—	—	—
Vantage Mobility International, LLC - L+7.75% (10.26%), 9/1/2021 (5) (7)	Subordinated Debt	Transportation	480	—	5,842	(5,490)	(509)	157	—
Vantage Mobility International, LLC (7) (8)	Equity/Other	Transportation	—	—	3,140	—	—	(2,198)	942
Vantage Mobility International, LLC (7) (8)	Equity/Other	Transportation	—	—	—	—	—	—	—
Vantage Mobility International, LLC (7) (8)	Equity/Other	Transportation	—	—	—	—	—	—	—
Whitehorse, Ltd. 2014-1A SUB - 0.00%, 5/1/2026 (7)	Collateralized Securities	Diversified Investment Vehicles	18	3,975	—	(1,895)	—	(1,794)	286
Whitehorse, Ltd. 2014-1A Side Letter - 10.44%, 5/1/2026 (7)	Collateralized Securities	Diversified Investment Vehicles	8	297	—	(342)	—	80	35
Whitehorse, Ltd. 2014-1A E - L+4.55% (6.46%), 5/1/2026 (7)	Collateralized Securities	Diversified Investment Vehicles	297	—	7,314	—	—	(260)	7,054
World Business Lenders, LLC (7) (8)	Equity/Other	Financials	—	3,759	—	(3,755)	—	(4)	—
Total Affiliate Investments			$17,282	$176,560	$58,387	$(91,732)	$(21,341)	$7,652	$129,526
Total Control & Affiliate Investments			$54,954	$484,240	$323,141	$(284,547)	$(62,708)	$75,917	$536,043

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

*      Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities, and the movement of an existing portfolio company into this category from a different category.

**    Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities, and the movement of an existing portfolio company out of this category into a different category.

(1)	The principal amount and ownership detail are shown in the consolidated schedules of investments.

(2)	This investment was not deemed significant under Regulation S-X as of December 31, 2019.

(3)	For the year ended December 31, 2019, the Company had determined that it must include audited financial statements of Kahala Ireland Opco Designated Activity Company because it was a controlled investment and was required to do so under SEC Rule 3-09. The audited financial statements were attached as Exhibit 99.1 in the Company's 2019 Form 10-K.

(4)	Gross of deferred taxes in the amount of $1.0 million.

(5)	Investment no longer held as of December 31, 2019.

(6)	Investment paid or has the option to pay all or a portion of interest and dividends via payment-in-kind.

(7)	The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's Board of Directors as required by the 1940 Act. Such investments are valued using significant unobservable inputs (See Note 3 to the consolidated financial statements).

(8)	Investment is non-income producing at December 31, 2019.

Dividends and interest for the year ended December 31, 2019 attributable to Controlled and Affiliated investments no longer held as of December 31, 2019 were $5.5 million.

Realized loss for the year ended December 31, 2019 attributable to Controlled and Affiliated investments no longer held as of December 31, 2019 was $67.1 million.

Change in unrealized gain for the year ended December 31, 2019 attributable to Controlled and Affiliated investments no longer held as of December 31, 2019 was $64.6 million.

The following table presents the Schedule of Investments and Advances to Affiliates as of December 31, 2018:

Portfolio Company (1)	Type of Asset	Industry	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2017	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (6)	Fair Value at December 31, 2018
Control Investments
Capstone Nutrition Common Stock (fka Integrity Nutraceuticals) (4) (5) (10)	Equity/Other	Consumer	$—	$—	$—	$—	$—	$—	$—
Capstone Nutrition (fka Integrity Nutraceuticals) - L+12.50% (15.03%), 9/25/2020 (4) (5) (8)	Senior Secured First Lien Debt	Consumer	—	—	2,829	—	—	390	3,219
Capstone Nutrition (fka Integrity Nutraceuticals) - L+12.50% (15.03%), 9/25/2020 (4) (5) (8)	Senior Secured First Lien Debt	Consumer	—	4,096	—	—	—	(637)	3,459
Capstone Nutrition (fka Integrity Nutraceuticals) - L+12.50% (15.03%), 9/25/2020 (4) (5) (8)	Senior Secured First Lien Debt	Consumer	—	9,467	—	—	—	(1,775)	7,692
Capstone Nutrition Class B and C Common Stock (fka Integrity Nutraceuticals) (4) (5) (10)	Equity/Other	Consumer	—	—	—	—	—	—	—
CRD Holdings, LLC - 9.00% (5)	Equity/Other	Energy	4,132	26,984	11,899	(9,680)	—	(230)	28,973
CRS-SPV, Inc. (5) (10)	Equity/Other	Industrials	—	—	2,219	—	—	2	2,221
Kahala Ireland OpCo Designated Activity Company - L+8.00% (13.00%), 12/23/2028 (3) (5) (8)	Senior Secured First Lien Debt	Transportation	17,447	141,549	—	(30,000)	—	—	111,549

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Portfolio Company (1)	Type of Asset	Industry	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2017	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (6)	Fair Value at December 31, 2018
Kahala Ireland OpCo Designated Activity Company (3) (5) (10)	Equity/Other	Transportation	$—	$11,709	$—	$—	$—	$8,620	$20,329
Kahala Ireland OpCo Designated Activity Company (3) (5) (10)	Equity/Other	Transportation	—	3,250	—	(20)	—	20	3,250
Kahala US OpCo, LLC - 13.00% (3) (5) (10)	Equity/Other	Transportation	—	—	—	—	—	—	—
NexSteppe, Inc. (5) (10)	Equity/Other	Chemicals	—	—	—	—	—	—	—
NexSteppe, Inc. - 12.00%, 3/31/2019 (5) (8)	Senior Secured First Lien Debt	Chemicals	—	—	250	—	—	(250)	—
NexSteppe, Inc. - 12.00%, 3/31/2019 (5) (8)	Senior Secured First Lien Debt	Chemicals	—	—	—	—	—	—	—
NMFC Senior Loan Program I, LLC	Equity/Other	Diversified Investment Vehicles	6,051	50,805	—	—	—	(232)	50,573
Park Ave RE Holdings, LLC - 13.00%, 12/31/2021 (2) (5) (8) (9)	Subordinated Debt	Financials	4,902	37,192	—	—	—	—	37,192
Park Ave RE Holdings, LLC (2) (5) (10)	Equity/Other	Financials	—	12,678	102	—	—	2,798	15,578
Park Ave RE Holdings, LLC - 8.00% (2) (5) (10)	Equity/Other	Financials	—	23,645	—	—	—	—	23,645
South Grand MM CLO I, LLC (7)	Equity/Other	Diversified Investment Vehicles	100	28,904	—	(29,555)	460	191	—
Total Control Investments			$32,632	$350,279	$17,299	$(69,255)	$460	$8,897	$307,680

Affiliate Investments
Answers Corp. (5)	Equity/Other	Media/Entertainment	$—	$14,231	$—	$—	$—	$(12,322)	$1,909
Answers Corp. (5) (7)	Senior Secured First Lien Debt	Media/Entertainment	82	2,916	7	(3,007)	55	29	—
Answers Corp. - L+7.90% (9.00%), 9/15/2021 (5) (7)	Senior Secured Second Lien Debt	Media/Entertainment	557	4,371	153	(4,675)	435	(284)	—
B&M CLO, Ltd. 2014-1A SUB - 0.00%, 4/16/2026 (5)	Collateralized Securities	Diversified Investment Vehicles	767	12,804	—	(3,003)	(1,857)	(1,915)	6,029
Basho Technologies, Inc. (7)	Senior Secured First Lien Debt	Software	—	—	—	(1,238)	(5,247)	6,485	—
Basho Technologies, Inc. (7)	Senior Secured First Lien Debt	Software	—	—	—	—	(2,550)	2,550	—
Basho Technologies, Inc. (7)	Equity/Other	Software	—	—	—	—	(2,000)	2,000	—
CVP Cascade CLO, Ltd. 2013-CLO1 SUB - 0.00%, 1/16/2026 (5)	Collateralized Securities	Diversified Investment Vehicles	633	4,121	—	(1,143)	(5,500)	3,688	1,166
CVP Cascade CLO, Ltd. 2013-CLO1 Side Letter (5)	Collateralized Securities	Diversified Investment Vehicles	15	602	—	(629)	(343)	438	68
CVP Cascade CLO, Ltd. 2014-2A Side Letter (5)	Collateralized Securities	Diversified Investment Vehicles	19	1,101	—	(701)	—	(126)	274
Danish CRJ, Ltd. (5) (10)	Equity/Other	Transportation	—	605	—	(1)	—	(604)	—
Figueora - Class F Notes - 12.79%, 1/15/2027 (5)	Collateralized Securities	Diversified Investment Vehicles	465	—	8,000	—	—	(492)	7,508
Figueroa CLO, Ltd. 2014-1A Side Letter (5)	Collateralized Securities	Diversified Investment Vehicles	44	895	—	(617)	—	205	483

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Portfolio Company (1)	Type of Asset	Industry	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2017	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (6)	Fair Value at December 31, 2018
Figueroa CLO, Ltd. 2014-1A SUB - 0.00%, 1/15/2027 (5)	Collateralized Securities	Diversified Investment Vehicles	$882	$12,508	$—	$(852)	$(4,000)	$(188)	$7,468
Frank Entertainment Group, LLC - 6.00%, 6/30/2019 (5)	Senior Secured First Lien Debt	Media/Entertainment	—	—	1,836	—	—	(395)	1,441
Frank Entertainment Group, LLC - 10.00%, 6/30/2019 (5)	Senior Secured Second Lien Debt	Media/Entertainment	—	—	—	—	—	—	—
Frank Entertainment Group, LLC (5) (10)	Equity/Other	Media/Entertainment	—	—	—	—	—	—	—
Frank Entertainment Group, LLC (5) (10)	Equity/Other	Media/Entertainment	—	—	—	—	—	—	—
Frank Entertainment Group, LLC (5) (10)	Equity/Other	Media/Entertainment	—	—	—	—	—	—	—
Frontstreet Facility Solutions, Inc. (5) (10)	Equity/Other	Business Services	—	—	—	—	—	—	—
Frontstreet Facility Solutions, Inc. - 13.00%, 3/1/2021 (5)	Subordinated Debt	Business Services	126	—	227	—	—	(38)	189
MidOcean Credit CLO 2013-2A INC - 12.07%, 1/29/2025 (5)	Collateralized Securities	Diversified Investment Vehicles	2,130	20,651	—	(431)	—	(3,686)	16,534
MidOcean Credit CLO 2014-3A SUB - 14.97%, 7/21/2026 (5)	Collateralized Securities	Diversified Investment Vehicles	2,398	17,508	1,738	(1,847)	(3,300)	552	14,651
MidOcean Credit CLO 2015-4A INC - 0.00%, 4/15/2027 (5)	Collateralized Securities	Diversified Investment Vehicles	1,128	12,212	—	(1,184)	—	(2,433)	8,595
NewStar Arlington Senior Loan Program, LLC 14-1A FR - 13.77%, 4/25/2031 (5)	Collateralized Securities	Diversified Investment Vehicles	455	—	4,532	—	—	(107)	4,425
NewStar Arlington Senior Loan Program, LLC 14-1A SUB - 17.51%, 7/25/2025 (5)	Collateralized Securities	Diversified Investment Vehicles	3,973	25,439	—	(2,050)	—	1,399	24,788
Newstar Fairfield Fund CLO, Ltd. 2015-1RA F - 10.26%, 1/20/2027 (5)	Collateralized Securities	Diversified Investment Vehicles	1,212	8,660	161	—	—	(241)	8,580
Newstar Fairfield Fund CLO, Ltd. 2015-1RA SUB - 12.31%, 1/19/2027 (5)	Collateralized Securities	Diversified Investment Vehicles	517	13,089	—	(2,141)	(7,000)	7,947	11,895
OFSI Fund, Ltd. 2014-6A Side Letter (5)	Collateralized Securities	Diversified Investment Vehicles	(25)	680	—	(485)	—	4	199
OFSI Fund, Ltd. 2014-6A SUB - 0.00%, 3/20/2025 (5)	Collateralized Securities	Diversified Investment Vehicles	183	10,162	—	(3,003)	(1,000)	(3,151)	3,008
PennantPark Credit Opportunities Fund II, LP	Equity/Other	Diversified Investment Vehicles	1,264	10,136	—	(1,518)	—	87	8,705
Silver Spring CLO, Ltd. - 4.84%, 10/16/2026 (5) (7)	Collateralized Securities	Diversified Investment Vehicles	370	10,363	—	(8,241)	(6,882)	4,760	—
Tax Defense Network, LLC - L+6.00% (10.00%), 4/30/2020 (5) (8)	Senior Secured First Lien Debt	Consumer	157	7,477	—	(314)	—	764	7,927
Tax Defense Network, LLC (5) (10)	Equity/Other	Consumer	—	—	—	—	—	—	—
Tax Defense Network, LLC (5) (10)	Equity/Other	Consumer	—	—	—	—	—	—	—
Team Waste, LLC (5) (10)	Equity/Other	Industrials	—	—	2,234	—	—	1	2,235
Tennenbaum Waterman Fund, LP (5)	Equity/Other	Diversified Investment Vehicles	1,254	10,427	—	—	—	(290)	10,137

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Portfolio Company (1)	Type of Asset	Industry	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2017	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (6)	Fair Value at December 31, 2018
THL Credit Greenway Fund II, LLC	Equity/Other	Diversified Investment Vehicles	$1,048	$11,373	$856	$(4,659)	$—	$(135)	$7,435
TwentyEighty, Inc. (5)	Equity/Other	Business Services	—	—	—	—	—	—	—
TwentyEighty, Inc. - L+8.00% (10.80%), 3/31/2020 (5) (8)	Senior Secured First Lien Debt	Business Services	307	2,853	131	(2,620)	337	(401)	300
TwentyEighty, Inc. - 8.00%, 3/31/2020 (5) (8)	Senior Secured First Lien Debt	Business Services	1,183	4,719	925	—	—	778	6,422
TwentyEighty, Inc. - 8.75%, 3/31/2020 (5) (8)	Senior Secured First Lien Debt	Business Services	1,137	3,739	1,125	—	—	1,294	6,158
Whitehorse, Ltd. 2014-1A Side Letter (5)	Collateralized Securities	Diversified Investment Vehicles	39	639	—	(406)	—	64	297
Whitehorse, Ltd. 2014-1A SUB - 0.00%, 5/1/2026 (5)	Collateralized Securities	Diversified Investment Vehicles	(30)	8,761	—	(3,087)	(1,000)	(699)	3,975
World Business Lenders, LLC (5) (10)	Equity/Other	Financials	—	3,759	—	—	—	—	3,759
Total Affiliate Investments			$22,290	$236,801	$21,925	$(47,852)	$(39,852)	$5,538	$176,560
Total Control & Affiliate Investments			$54,922	$587,080	$39,224	$(117,107)	$(39,392)	$14,435	$484,240

*      Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities, and the movement of an existing portfolio company into this category from a different category.

**   Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities, and the movement of an existing portfolio company out of this category into a different category.

(1)	The principal amount and ownership detail are shown in the consolidated schedules of investments.

(2)	This investment was not deemed significant under Regulation S-X as of December 31, 2018.

(3)	For the year ended December 31, 2018, the Company had determined that it must include audited financial statements of Kahala Ireland Opco Designated Activity Company because it was a controlled investment and was required to do so under SEC Rule 3-09. The audited financial statements were attached as Exhibit 99.1 in the Company's 2018 Form 10-K.

(4)	This investment was not deemed significant under Regulation S-X as of December 31, 2018.

(5)	The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's Board of Directors as required by the 1940 Act. Such investments are valued using significant unobservable inputs (See Note 3 to the consolidated financial statements).

(6)	Gross of deferred taxes in the amount of $0.5 million.

(7)	Investment no longer held as of December 31, 2018.

(8)	Investment paid or has the option to pay all or a portion of interest and dividends via payment-in-kind.

(9)	Portfolio company elected to pay cash interest, noting the company has the option to elect a portion of the interest to be payment-in-kind.

(10)	Investment is non-income producing at December 31, 2018.

Dividends and interest for the year ended December 31, 2018 attributable to Controlled and Affiliated investments no longer held as of December 31, 2018 were $1.1 million.

Realized loss for the year ended December 31, 2018 attributable to Controlled and Affiliated investments no longer held as of December 31, 2018 was $15.7 million.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the year ended December 31, 2019

Change in unrealized gain for the year ended December 31, 2018 attributable to Controlled and Affiliated investments no longer held as of December 31, 2018 was $15.7 million.

Note 18 – Subsequent Events

The Company has evaluated subsequent events through the filing of this Form 10-K and has determined that there have been no events that have occurred that would require adjustments to the Company’s disclosures in the consolidated financial statements except for the following:

DRIP Sales

From January 1, 2020 through the filing of this Form 10-K, the Company has issued 1.0 million shares of common stock including shares issued pursuant to the DRIP. Total gross proceeds from these issuances, including proceeds from shares issued pursuant to the DRIP were $8.1 million.

Share Repurchase Program

On December 17, 2019, the Company offered to purchase no less than 2,000,000 and up to approximately 2,500,000 shares of its common stock pursuant to its SRP at a price equal to $7.75 per share. The offer expired on January 27, 2020 (the "Expiration Date"). On the Expiration Date, the Company purchased 2,115,276 shares of its common stock for aggregate consideration of $16.7 million pursuant to the limitations of the SRP as detailed in Note 10.

COVID-19

As the global spread of COVID-19 continues, we have experienced increased market volatility and economic uncertainties which may materially impact the valuation of portfolio investments and in turn, the net asset value of the Company. There may be other financial or operational impact, though the extent of such impact is unpredictable at this time.

Item 1. CONSOLIDATED FINANCIAL STATEMENTS

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(dollars in thousands except share and per share data)

	September 30,	December 31,
	2020	2019
	(Unaudited)
ASSETS
Investments, at fair value:
Control Investments, at fair value (amortized cost of $268,423 and $358,570, respectively)	$301,140	$406,517
Affiliate Investments, at fair value (amortized cost of $193,656 and $175,470, respectively)	123,312	129,526
Non-affiliate Investments, at fair value (amortized cost of $1,908,495 and $2,105,602, respectively)	1,786,299	2,010,141
Investments, at fair value (amortized cost of $2,370,574 and $2,639,642, respectively)	2,210,751	2,546,184
Cash and cash equivalents	71,011	46,470
Interest and dividends receivable	11,366	17,047
Receivable for unsettled trades	6,037	27,895
Prepaid expenses and other assets	1,915	2,934
Unrealized appreciation on forward currency exchange contracts	54	—
Total assets	$2,301,134	$2,640,530

LIABILITIES
Debt (net of deferred financing costs of $13,957 and $11,288, respectively)	$878,996	$1,083,754
Stockholder distributions payable	15,245	10,503
Management fees payable	8,933	10,098
Incentive fee on income payable	—	6,513
Accounts payable and accrued expenses	10,240	14,765
Payable for unsettled trades	33,909	40,347
Interest and debt fees payable	7,273	11,425
Directors' fees payable	55	54
Unrealized depreciation on forward currency exchange contracts	—	388
Total liabilities	954,651	1,177,847
Commitments and contingencies (Note 7)

NET ASSETS
Preferred stock, $.001 par value, 50,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $.001 par value, 450,000,000 shares authorized; 228,592,208 issued and 200,693,985 outstanding at September 30, 2020,and 215,850,546 issued and 190,207,517 outstanding at December 31, 2019	201	190
Additional paid in capital	1,906,482	1,847,312
Total distributable loss	(560,200)	(384,819)
Total net assets	1,346,483	1,462,683

Total liabilities and net assets	$2,301,134	$2,640,530

Net asset value per share	$6.71	$7.69

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands except share and per share data)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Investment income:
From control investments
Interest income	$4,283	$4,464	$15,504	$14,369
Dividend income	3,273	5,136	9,845	12,456
Fee and other income	5	2	14	2
Total investment income from control investments	7,561	9,602	25,363	26,827
From affiliate investments
Interest income	286	3,307	1,082	10,210
Dividend income	358	1,672	1,439	2,936
Fee and other income	93	6	91	12
Total investment income from affiliate investments	737	4,985	2,612	13,158
From non-affiliate investments
Interest income	33,783	46,976	109,988	140,950
Dividend income	—	—	40	1,756
Fee and other income	2,062	1,052	4,253	2,631
Total investment income from non-affiliate investments	35,845	48,028	114,281	145,337
Interest from cash and cash equivalents	23	577	272	1,023
Total investment income	44,166	63,192	142,528	186,345
Operating expenses:
Management fees	8,933	10,269	28,255	29,739
Incentive fee on income	—	6,985	—	20,549
Interest and debt fees	10,909	14,131	36,986	41,505
Professional fees	1,365	1,207	3,966	4,342
Other general and administrative	785	1,897	3,391	5,424
Administrative services	395	199	955	592
Directors' fees	222	226	733	688
Total expenses	22,609	34,914	74,286	102,839

Income tax expense, including excise tax	1,237	338	1,931	1,301
Net investment gain attributable to non-controlling interests	—	—	—	9
Net investment income	20,320	27,940	66,311	82,196

Realized and unrealized gain (loss):
Net realized gain (loss)
Control investments	(12,689)	(41,306)	(13,061)	(41,400)
Affiliate investments	32	928	634	1,483
Non-affiliate investments	(23,254)	2,183	(93,560)	1,660

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands except share and per share data)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Net realized gain (loss) on foreign currency transactions	(845)	(242)	(72)	432
Total net realized loss	(36,756)	(38,437)	(106,059)	(37,825)
Net change in unrealized appreciation (depreciation) on investments
Control investments	21,652	33,530	(15,230)	62,279
Affiliate investments	1,278	(13,964)	(24,400)	(5,197)
Non-affiliate investments	51,891	(23,788)	(26,735)	(22,403)
Net change in deferred taxes	(930)	2,225	818	1,739
Total net change in unrealized appreciation (depreciation) on investments, net of change in deferred taxes	73,891	(1,997)	(65,547)	36,418
Net change in unrealized depreciation attributable to non-controlling interests	—	—	—	(3,017)
Net change in unrealized appreciation (depreciation) from forward currency exchange contracts	519	444	442	(826)
Net realized and unrealized gain (loss)	37,654	(39,990)	(171,164)	(5,250)
Net increase (decrease) in net assets resulting from operations	$57,974	$(12,050)	$(104,853)	$76,946

Per share information - basic and diluted
Net investment income	$0.10	$0.15	$0.34	$0.43
Net increase (decrease) in net assets resulting from operations	$0.29	$(0.06)	$(0.53)	$0.41
Weighted average shares outstanding	199,984,106	190,060,251	196,404,920	189,973,074

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(dollars in thousands except share and per share data)

(Unaudited)

	For the nine months ended September 30,
	2020	2019
Operations:
Net investment income	$66,311	$82,196
Net realized loss from investments	(105,987)	(38,257)
Net realized gain (loss) on foreign currency transactions	(72)	432
Net change in unrealized appreciation (depreciation) on investments	(66,365)	34,679
Net change in deferred taxes	818	1,739
Net change in unrealized depreciation attributable to non-controlling interests	—	(3,017)
Net change in unrealized appreciation (depreciation) from forward currency exchange contracts	442	(826)
Net increase (decrease) in net assets resulting from operations	(104,853)	76,946
Stockholder distributions:
Distributions	(70,528)	(92,357)
Net decrease in net assets from stockholder distributions	(70,528)	(92,357)
Capital share transactions:
Acquisition of non-controlling interest	—	1,281
Issuance of common stock, net of issuance costs	59,000	—
Reinvestment of stockholder distributions	17,657	26,587
Repurchases of common stock	(17,476)	(36,073)
Net increase (decrease) in net assets from capital share transactions	59,181	(8,205)

Total decrease in net assets, before non-controlling interest	(116,200)	(23,616)
Decrease in non-controlling interest	—	(3,686)
Total decrease in net assets	(116,200)	(27,302)
Net assets at beginning of period	1,462,683	1,492,719
Net assets at end of period	$1,346,483	$1,465,417
Net asset value per common share attributable to Business Development Corporation of America	$6.71	$7.75
Common shares outstanding at end of period	200,693,985	189,180,961

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	For the nine months ended September 30,
	2020	2019
Operating activities:
Net increase (decrease) in net assets resulting from operations	$(104,853)	$76,946
Adjustments to reconcile net increase (decrease) in net assets from operations to net cash provided by (used in) operating activities:
Payment-in-kind interest income	(6,063)	(3,695)
Net accretion of discount on investments	(5,239)	(6,979)
Amortization of deferred financing costs	3,060	2,666
Amortization of discount on unsecured notes	547	408
Sales and repayments of investments	669,886	560,575
Purchases of investments	(495,503)	(795,510)
Net realized loss from investments	105,987	38,257
Net realized (gain) loss on foreign currency transactions	72	(432)
Net change in unrealized (appreciation) depreciation on investments	66,365	(34,679)
Net change in unrealized (appreciation) depreciation from forward currency exchange contracts (Increase) decrease in operating assets:	(442)	826
Interest and dividends receivable	5,681	(83)
Receivable for unsettled trades	21,858	5,062
Prepaid expenses and other assets	1,019	179
Increase (decrease) in operating liabilities:
Management fees payable	(1,165)	558
Incentive fee on income payable	(6,513)	1,295
Accounts payable and accrued expenses	(4,848)	4,706
Payable for unsettled trades	(6,438)	20,671
Interest and debt fees payable	(4,152)	821
Directors' fees payable	1	(35)
Net cash provided by (used in) operating activities	239,260	(128,443)

Financing activities:
Acquisition of non-controlling interest	—	1,281
Proceeds from issuance of shares of common stock, net	59,000	—
Repurchases of common stock	(17,476)	(36,078)
Proceeds from debt	774,000	282,000
Payments on debt	(976,652)	(45,000)
Payments of financing costs	(5,406)	(2,531)
Stockholder distributions	(48,129)	(66,170)
Decrease in non-controlling interest	—	(3,686)
Net cash provided by (used in) financing activities	(214,663)	129,816

Net increase in cash and cash equivalents	24,597	1,373
Effect of foreign currency exchange rates	(56)	432
Cash and cash equivalents, beginning of period	46,470	96,692
Cash and cash equivalents, end of period	$71,011	$98,497
Supplemental information:
Interest paid during the period	$37,355	$37,431
Taxes, including excise tax, paid during the period	$2,600	$53
Distributions reinvested	$17,657	$26,587

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

September 30, 2020

(Unaudited)

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Senior Secured First Lien Debt - 115.8% (b)
1236904 BC, Ltd. (c) (h) (i)	Software/Services	L+5.50% (5.65%), 2/26/2027	$18,876	$18,171	$17,243	1.3%
Abaco Systems Holding Corp. (c) (h) (i)	Industrials	L+6.00% (7.00%), 12/7/2021	23,033	22,922	23,033	1.7%
ABC Financial Intermediate, LLC (c) (j)	Technology	L+4.25% (5.25%), 1/2/2025	14,491	14,446	12,969	1.0%
Abercrombie & Fitch, Co. (a)	Consumer	8.75%, 7/15/2025	3,182	3,182	3,347	0.2%
Accentcare, Inc. (c) (j)	Healthcare	L+5.00% (5.15%), 6/22/2026	13,371	13,261	13,184	1.0%
Acrisure, LLC (i) (j)	Financials	L+3.50% (3.65%), 2/16/2027	24,711	24,693	23,815	1.8%
AHP Health Partners, Inc. (i) (j)	Healthcare	L+4.50% (5.50%), 6/30/2025	13,558	13,499	13,528	1.0%
Alchemy US Holdco 1, LLC (h) (i) (j)	Industrials	L+5.50% (5.65%), 10/10/2025	6,456	6,197	5,961	0.4%
Aldevron, LLC (h) (i) (j)	Healthcare	L+4.25% (5.25%), 10/13/2026	10,716	10,632	10,711	0.8%
Alvogen Pharma US, Inc. (c) (j)	Healthcare	L+5.25% (6.25%), 12/29/2023	12,818	12,778	12,305	0.9%
AM General, LLC (c) (i)	Industrials	L+7.25% (8.25%), 12/28/2021	1,486	1,486	1,531	0.1%
AMI Entertainment Network, LLC (c) (i)	Media/Entertainment	L+6.00% (7.00%), 7/21/2022	12,161	12,074	11,227	0.8%
AMI Entertainment Network, LLC (c) (i)	Media/Entertainment	L+6.00% (7.00%), 7/21/2022	3,667	3,630	3,385	0.3%
AP Gaming I, LLC (j)	Gaming/Lodging	L+3.50% (4.50%), 2/15/2024	7,563	7,559	6,656	0.5%
Aq Carver Buyer, Inc. (c) (h) (i)	Business Services	L+5.00% (6.00%), 9/23/2025	9,321	8,686	9,088	0.7%
AqGen Ascensus, Inc. (j)	Business Services	L+4.00% (5.00%), 12/3/2026	18,251	18,191	18,103	1.3%
Arch Global Precision, LLC (c) (h) (i)	Industrials	L+4.75% (4.97%), 4/1/2026	10,797	10,727	10,797	0.8%
Asp Navigate Acquisition Corp. (j)	Healthcare	L+4.50% (5.50%), 10/6/2027	3,309	3,259	3,268	0.2%
Athenahealth, Inc. (j)	Healthcare	L+4.50% (4.75%), 2/11/2026	12,696	12,557	12,474	0.9%
Avaya Holdings Corp. (a) (j)	Technology	L+4.25% (4.40%), 12/16/2024	20,145	20,028	20,013	1.5%
Aveanna Healthcare, LLC (h)	Healthcare	L+4.25% (5.25%), 3/18/2024	778	747	731	0.1%
Aveanna Healthcare, LLC (h)	Healthcare	L+5.50% (6.50%), 3/18/2024	5,976	5,802	5,647	0.4%
Aveanna Healthcare, LLC (j)	Healthcare	L+6.25% (7.25%), 3/18/2024	3,638	3,566	3,538	0.3%
Axiom Global, Inc. (c) (i)	Business Services	L+4.75% (5.05%), 10/1/2026	11,407	11,314	11,304	0.8%
BBB Industries, LLC (h)	Transportation	L+4.50% (5.58%), 8/1/2025	13,021	12,943	11,954	0.9%
BCP Raptor, LLC (j)	Energy	L+4.25% (5.25%), 6/24/2024	13,783	13,703	10,740	0.8%
BCP Renaissance, LLC (j)	Energy	L+3.50% (4.50%), 10/31/2024	3,393	3,383	3,138	0.2%
Black Mountain Sand, LLC (c) (l)	Energy	L+11.00% (12.50%), 6/28/2024	23,000	22,851	20,700	1.5%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

September 30, 2020

(Unaudited)

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
BMC Software Finance, Inc. (j)	Technology	L+4.25% (4.40%), 10/2/2025	$14,498	$14,394	$14,040	1.0%
Bomgar Corp. (c) (j)	Technology	L+4.00% (4.15%), 4/18/2025	1,947	1,941	1,947	0.1%
Boston Market Corp. (c) (l) (t)	Food & Beverage	5.00%, 4/1/2022	2,428	—	—	—%
CareCentrix, Inc. (c) (i) (j)	Healthcare	L+4.50% (4.72%), 4/3/2025	19,701	19,610	18,736	1.4%
CCW, LLC (c) (h) (i) (l) (t)	Food & Beverage	L+8.00% (9.00%), 3/22/2021	28,175	26,608	16,032	1.2%
CCW, LLC (c) (l) (t)	Food & Beverage	L+8.00% (9.00%), 3/22/2021	1,376	1,300	783	0.1%
CDHA Holdings, LLC (c) (h) (i) (l)	Healthcare	L+7.25% (8.25%), 8/24/2023	15,531	15,397	14,863	1.1%
CDHA Holdings, LLC (c) (k) (l)	Healthcare	L+6.75% (7.75%), 8/24/2023	551	545	527	—%
CDHA Holdings, LLC (c) (k) (l)	Healthcare	L+7.25% (8.25%), 8/24/2023	1,268	1,268	1,212	0.1%
CDS Canada 4, LP (a) (c)	Media/Entertainment	L+4.00% (5.00%), 6/3/2021	348	368	348	—%
CDS U.S. Intermediate Holdings, Inc. (a) (c) (h) (j) (t)	Media/Entertainment	L+5.50% (6.50%), 7/8/2022	3,980	3,912	2,189	0.2%
Chloe Ox Parent, LLC (c) (i) (j)	Healthcare	L+4.50% (5.50%), 12/23/2024	13,321	13,176	12,961	1.0%
Clarion Events, Ltd. (a) (j)	Business Services	L+5.25% (6.25%), 9/30/2024	10,341	10,207	7,761	0.6%
Clover Technologies Group, LLC (c) (j)	Industrials	L+7.50% (8.50%), 2/3/2024	1,475	1,475	1,282	0.1%
CLP Health Services, Inc. (c) (i)	Healthcare	L+5.00% (6.07%), 12/31/2026	10,034	9,862	9,894	0.7%
Cold Spring Brewing, Co. (c) (h) (i)	Food & Beverage	L+4.75% (5.75%), 12/19/2025	8,774	8,696	8,697	0.6%
Community Care Health Network, LLC (c) (h) (j)	Healthcare	L+4.75% (4.90%), 2/17/2025	9,360	9,109	9,143	0.7%
Connect Finco SARL (a) (j)	Telecom	L+4.50% (5.50%), 12/11/2026	4,619	4,493	4,472	0.3%
Conservice Midco, LLC (j)	Business Services	L+4.25% (4.47%), 5/13/2027	3,109	2,977	3,070	0.2%
CONSOL Energy, Inc. (c) (j)	Industrials	L+4.50% (4.65%), 9/27/2024	4,089	4,074	3,312	0.2%
Conterra Ultra Broadband, LLC (c) (j)	Telecom	L+4.50% (4.65%), 4/30/2026	5,999	5,976	5,999	0.4%
Corfin Industries, LLC (c) (h) (i)	Industrials	L+6.00% (7.00%), 2/5/2026	12,236	12,017	12,017	0.9%
Crown Subsea Communications Holding, Inc. (c) (j)	Industrials	L+6.00% (6.16%), 11/3/2025	1,908	1,895	1,908	0.1%
CRS-SPV, Inc. (c) (k) (o)	Industrials	L+4.50% (5.50%), 3/8/2021	62	62	62	—%
Dunn Paper, Inc. (c) (j)	Paper & Packaging	L+4.75% (5.75%), 8/26/2022	581	543	535	—%
Dynasty Acqusition Co., Inc. (i) (j)	Industrials	L+3.50% (3.72%), 4/6/2026	3,361	3,179	2,956	0.2%
Dynasty Acqusition Co., Inc. (i) (j)	Industrials	L+3.50% (3.72%), 4/6/2026	6,252	5,913	5,497	0.4%
Florida Food Products, LLC (c) (h)	Food & Beverage	L+6.50% (7.50%), 9/6/2025	21,946	21,560	20,651	1.5%
Florida Food Products, LLC (c) (i)	Food & Beverage	L+7.25% (8.25%), 9/8/2025	1,328	1,239	1,235	0.1%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

September 30, 2020

(Unaudited)

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Florida Food Products, LLC (c) (k)	Food & Beverage	L+6.50% (7.50%), 9/6/2023	$1,647	$1,647	$1,561	0.1%
Foresight Energy Operating, LLC (c) (p)	Industrials	L+8.00% (9.50%), 6/30/2027	1,330	1,329	1,348	0.1%
Frontier Communications Corp. (h)	Telecom	P+2.75% (6.00%), 6/17/2024	13,777	13,564	13,522	1.0%
Gold Standard Baking, Inc. (c) (l)	Food & Beverage	L+8.50% (9.50%), 7/25/2022	3,124	2,576	1,250	0.1%
Green Energy Partners/Stonewall, LLC (j)	Utilities	L+5.50% (6.50%), 11/15/2021	1,314	1,313	1,182	0.1%
Green Energy Partners/Stonewall, LLC (j)	Utilities	L+5.50% (6.50%), 11/15/2021	992	991	893	0.1%
HC2 Holdings, Inc. (k)	Industrials	11.50%, 12/1/2021	7,864	7,823	7,490	0.6%
Health Plan One, Inc. (c) (k)	Financials	L+7.50% (8.50%), 7/15/2025	10,695	10,183	10,485	0.8%
HireRight, Inc. (i)	Business Services	L+3.75% (3.90%), 7/11/2025	2,893	2,874	2,630	0.2%
ICR Operations, LLC (c) (h) (i)	Business Services	L+5.00% (6.00%), 3/26/2025	17,189	16,962	17,189	1.3%
ICR Operations, LLC (c) (k)	Business Services	L+5.00% (6.00%), 3/26/2024	1,377	1,376	1,377	0.1%
Ideal Tridon Holdings, Inc. (c)	Industrials	L+5.75% (6.75%), 7/31/2024	46	46	46	0.0%
Ideal Tridon Holdings, Inc. (c) (h) (i)	Industrials	L+5.75% (6.75%), 7/31/2024	28,330	28,069	28,330	2.1%
Ideal Tridon Holdings, Inc. (c) (h) (i)	Industrials	L+5.75% (6.75%), 7/31/2024	830	818	830	0.1%
Ideal Tridon Holdings, Inc. (c) (k)	Industrials	L+5.75% (6.75%), 7/31/2023	1,124	1,124	1,124	0.1%
IDERA, Inc. (j)	Technology	L+4.00% (5.00%), 6/28/2024	4,282	4,270	4,214	0.3%
Integral Ad Science, Inc. (c) (k) (l)	Software/Services	L+7.25% (8.25%), 7/19/2024	15,448	15,255	15,448	1.1%
Integrated Efficiency Solutions, Inc. (c) (l)	Industrials	L+9.00% (11.00%), 6/30/2022	3,792	3,792	3,119	0.2%
Integrated Global Services, Inc. (c) (i)	Industrials	L+6.00% (7.00%), 2/4/2026	12,106	11,891	11,961	0.9%
Integrated Global Services, Inc. (c) (k)	Industrials	L+6.00% (7.00%), 2/4/2026	1,622	1,622	1,603	0.1%
Intelsat Jackson Holdings, SA (a)	Telecom	8.63%, 1/2/2024	2,367	2,376	2,388	0.2%
Intelsat Jackson Holdings, SA (a)	Telecom	P+4.75% (8.00%), 11/27/2023	1,124	1,121	1,128	0.1%
Internap Corp. (c) (h) (l) (p)	Business Services	L+6.50% (7.50%), 5/8/2025	5,873	5,873	4,980	0.4%
Internap Corp. (c) (p)	Business Services	L+10.00% (11.00%), 5/8/2023	1,995	1,881	1,995	0.1%
International Cruise & Excursions, Inc. (c) (i)	Business Services	L+5.25% (6.25%), 6/6/2025	4,964	4,927	4,169	0.3%
IPC Corp. (c) (j)	Software/Services	L+4.50% (5.50%), 8/6/2021	3,784	3,769	3,269	0.2%
Iri Holdings, Inc. (c) (j)	Business Services	L+4.25% (4.40%), 12/1/2025	4,913	4,876	4,790	0.4%
Jakks Pacific, Inc. (c) (l) (p)	Consumer	10.50%, 2/9/2023	2,360	2,136	2,312	0.2%
K2 Intelligence Holdings, Inc. (c) (h) (i)	Business Services	L+4.75% (5.75%), 9/23/2024	10,251	10,088	10,082	0.7%
Kahala Ireland OpCo Designated Activity Company (a) (c) (k) (l) (o)	Transportation	L+8.00% (13.00%), 12/22/2028	26,549	26,549	26,549	2.0%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

September 30, 2020

(Unaudited)

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Kaman Distribution Corp. (c) (h) (i)	Industrials	L+5.00% (5.22%), 8/26/2026	$21,336	$19,709	$19,843	1.5%
KidKraft, Inc. (c) (l) (t)	Consumer	L+6.00% (7.00%), 8/15/2022	1,025	50	51	0.0%
KMTEX, LLC (c) (g) (l) (o)	Chemicals	P+3.00% (6.25%), 6/16/2025	816	816	816	0.1%
KMTEX, LLC (c) (g) (l) (o)	Chemicals	P+3.00% (6.25%), 6/16/2025	134	134	134	0.0%
KMTEX, LLC (c) (l) (o)	Chemicals	P+3.00% (6.25%), 6/16/2025	3,179	3,179	3,179	0.2%
Labrie Environmental Group, LLC (a) (c) (h)	Industrials	L+5.50% (6.50%), 9/1/2026	22,866	22,415	22,409	1.7%
Lakeland Tours, LLC (c) (h) (l)	Education	13.25%, 9/27/2027	4,101	2,055	2,051	0.2%
Lakeland Tours, LLC (c) (h) (l)	Education	L+12.00% (13.25%), 9/25/2023	1,777	1,777	1,777	0.1%
Lakeland Tours, LLC (c) (h) (l)	Education	L+7.50% (8.75%), 9/25/2025	3,242	3,242	3,242	0.2%
Lakeland Tours, LLC (c) (h) (l)	Education	L+7.50% (8.75%), 9/25/2025	4,069	3,583	3,581	0.3%
Lakeview Health Holdings, Inc. (c) (l) (t)	Healthcare	9.75%, 12/15/2021	139	124	49	—%
Lakeview Health Holdings, Inc. (c) (l) (t)	Healthcare	9.75%, 12/15/2021	4,037	2,671	1,413	0.1%
LightSquared, LP (l)	Telecom	L+11.75% (12.75%), 12/7/2020	4,931	4,931	4,509	0.3%
Lionbridge Technologies, Inc. (c) (h) (i)	Business Services	L+6.25% (7.25%), 12/29/2025	10,266	10,177	10,266	0.8%
MCS Acquisition Corp. (c)	Business Services	L+4.75% (5.75%), 5/20/2024	13,973	13,941	4,891	0.4%
MED Parentco, LP (c) (j)	Healthcare	L+4.25% (4.40%), 8/31/2026	1,000	1,000	953	0.1%
MED Parentco, LP (c) (j)	Healthcare	L+4.25% (4.40%), 8/31/2026	5,702	5,654	5,431	0.4%
Medallion Midland Acquisition, LP (j)	Energy	L+3.25% (4.25%), 10/30/2024	3,661	3,655	3,439	0.3%
Medical Depot Holdings, Inc. (c) (h) (i) (l)	Healthcare	L+9.50% (10.50%), 1/3/2023	19,138	18,483	13,598	1.0%
MGTF Radio Company, LLC (c) (k) (o)	Media/Entertainment	L+6.00% (7.00%), 4/1/2024	55,521	55,408	43,695	3.2%
Midwest Can Company, LLC (c) (h) (i)	Paper & Packaging	L+5.75% (6.75%), 3/2/20L+6.50% (7.50%), 9/6/202326	17,418	17,103	17,103	1.3%
Miller Environmental Group, Inc. (c) (h) (i)	Business Services	L+6.50% (7.50%), 3/15/2024	10,510	10,337	10,510	0.8%
Miller Environmental Group, Inc. (c) (h) (i)	Business Services	L+6.50% (7.50%), 3/15/2024	11,492	11,333	11,492	0.9%
Miller Environmental Group, Inc. (c) (k)	Business Services	L+6.50% (7.50%), 3/15/2024	397	397	397	0.0%
Mintz Group, LLC (c) (i)	Business Services	L+4.75% (5.75%), 3/18/2026	4,723	4,680	4,680	0.3%
Monitronics International, Inc. (k)	Business Services	L+6.50% (7.75%), 3/29/2024	5,579	5,587	4,184	0.3%
Montreign Operating Company, LLC (c)	Gaming/Lodging	L+2.75% (2.89%), 3/22/2021	7,896	7,863	7,896	0.6%
Mood Media Corp. (c) (h) (l) (p) (t)	Media/Entertainment	L+9.25% (10.25%), 7/31/2025	8,299	8,057	8,299	0.6%
Mood Media Corp. (c) (l) (p)	Media/Entertainment	L+9.25% (10.25%), 7/31/2025	1,689	1,617	1,689	0.1%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

September 30, 2020

(Unaudited)

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Muth Mirror Systems, LLC (c) (h) (i)	Technology	L+5.25% (6.25%), 4/23/2025	$15,539	$15,303	$13,907	1.0%
Muth Mirror Systems, LLC (c) (k)	Technology	L+5.25% (6.25%), 4/23/2025	325	325	289	0.0%
National Technical Systems, Inc. (c) (h) (i)	Business Services	L+6.00% (7.00%), 6/14/2021	17,238	17,216	16,549	1.2%
Navitas Midstream Midland Basin, LLC (j)	Energy	L+4.50% (5.50%), 12/13/2024	21,618	18,840	20,311	1.5%
New Amsterdam Software Bidco, LLC (c) (h) (i)	Technology	L+5.00% (6.00%), 5/1/2026	6,088	5,991	6,088	0.5%
New Star Metals, Inc. (c) (h) (i)	Industrials	L+6.00% (7.50%), 7/10/2023	21,923	21,549	21,200	1.6%
NN, Inc. (h)	Industrials	L+5.75% (5.90%), 10/19/2022	11,062	10,651	10,908	0.8%
NN, Inc. (h)	Industrials	L+5.75% (6.50%), 10/19/2022	10,041	9,527	9,901	0.7%
Norvax, LLC (c) (k)	Business Services	L+6.50% (7.50%), 9/12/2025	11,403	11,155	11,086	0.8%
NTM Acquisition Corp. (c) (h) (i)	Media/Entertainment	L+6.25% (7.25%), 6/7/2024	22,259	22,166	20,033	1.5%
Olaplex, Inc. (c) (h) (i)	Consumer	L+6.50% (7.50%), 1/8/2026	17,341	17,036	17,341	1.3%
Olaplex, Inc. (c) (k)	Consumer	L+6.50% (7.50%), 1/8/2025	954	954	954	0.1%
ORG GC Holdings, LLC (c) (h) (t)	Business Services	L+6.75% (7.75%), 7/31/2022	21,624	21,457	16,218	1.2%
Perstorp Holding Ab (a) (c) (j)	Chemicals	L+4.75% (5.02%), 2/27/2026	8,890	8,792	8,090	0.6%
PGX Holdings, Inc. (c) (j) (l) (t)	Consumer	L+9.50% (10.50%), 9/29/2023	10,535	9,780	8,038	0.6%
Planet Equity Group, LLC (c) (h)	Business Services	L+5.25% (6.25%), 11/18/2025	14,829	14,639	14,829	1.1%
Planet Equity Group, LLC (c) (k)	Business Services	L+5.25% (6.25%), 11/18/2024	1,163	1,163	1,163	0.1%
PlayPower, Inc. (c) (h) (i)	Industrials	L+5.50% (5.65%), 5/8/2026	25,416	25,110	24,146	1.8%
Premier Dental Services, Inc. (c) (h) (i)	Healthcare	L+5.25% (6.25%), 6/30/2023	32,105	31,982	29,826	2.2%
Premier Global Services, Inc. (c) (j)	Telecom	L+6.50% (7.50%), 6/8/2023	6,072	5,932	3,916	0.3%
PSKW, LLC (c) (h) (i)	Healthcare	L+6.25% (7.25%), 3/9/2026	29,850	29,174	29,253	2.2%
PT Network, LLC (c) (h) (l)	Healthcare	L+7.50% (8.73%), 11/30/2023	16,953	16,889	14,902	1.1%
Questex, Inc. (c) (h) (i)	Media/Entertainment	L+5.75% (6.75%), 9/9/2024	15,867	15,659	14,487	1.1%
Questex, Inc. (c) (k)	Media/Entertainment	L+5.75% (6.75%), 9/9/2024	1,292	1,292	1,180	0.1%
RE Investment Company, LLC (c) (h)	Industrials	L+8.00% (9.00%), 9/25/2025	13,667	13,327	13,325	1.0%
Red River Technology, LLC (c) (h) (i)	Business Services	L+5.00% (6.00%), 8/30/2024	23,491	23,210	23,491	1.8%
Reddy Ice Corp. (c) (h) (i)	Food & Beverage	L+6.00% (7.20%), 7/1/2025	19,393	18,932	18,859	1.4%
Reddy Ice Corp. (c) (k)	Food & Beverage	L+6.00% (7.20%), 7/1/2025	1,275	1,257	1,236	0.1%
Regionalcare Hospital Partners Holdings, Inc. (j)	Healthcare	L+3.75% (3.90%), 11/14/2025	21,025	20,779	20,408	1.5%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

September 30, 2020

(Unaudited)

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
REP TEC Intermediate Holdings, Inc. (c) (h) (i)	Software/Services	L+6.50% (7.50%), 6/19/2025	$6,997	$6,799	$6,840	0.5%
Resco Products, Inc. (c) (l)	Industrials	L+7.00% (9.00%), 6/5/2022	9,850	9,850	9,062	0.7%
Safety Products/JHC Acquisition Corp. (c) (j)	Industrials	L+4.50% (4.65%), 6/28/2026	17,583	17,449	16,106	1.2%
Safety Products/JHC Acquisition Corp. (c) (j)	Industrials	L+4.50% (4.65%), 6/28/2026	950	950	871	0.1%
Schenectady International Group, Inc. (j)	Chemicals	L+4.75% (4.91%), 10/15/2025	21,563	21,197	20,701	1.5%
SCIH Salt Holdings, Inc. (c)	Industrials	L+4.00% (5.00%), 3/17/2025	509	509	470	—%
SCIH Salt Holdings, Inc. (h) (i)	Industrials	L+4.50% (5.50%), 3/16/2027	24,913	24,680	24,850	1.9%
SFR Group, SA (a) (i) (j)	Telecom	L+4.00% (4.15%), 8/14/2026	12,869	12,777	12,476	0.9%
Shields Health Solutions Holdings, LLC (c) (h) (i)	Healthcare	L+5.00% (5.15%), 8/19/2026	6,910	6,852	6,910	0.5%
SitusAMC Holdings Corp. (c) (h)	Financials	L+4.75% (5.75%), 6/28/2025	1,477	1,455	1,455	0.1%
SitusAMC Holdings Corp. (c) (h) (i)	Financials	L+4.75% (5.75%), 6/30/2025	8,422	8,321	8,312	0.6%
SitusAMC Holdings Corp. (c) (k)	Financials	L+4.75% (5.75%), 6/30/2025	752	742	742	0.1%
Skillsoft Corp. (c)	Technology	L+7.50% (8.50%), 12/27/2024	725	682	681	0.1%
Skillsoft Corp. (c)	Technology	L+7.50% (8.50%), 12/27/2024	638	604	603	—%
Skillsoft Corp. (c) (j) (t)	Technology	L+7.50% (8.50%), 4/28/2025	4,249	4,249	4,249	0.3%
Sotera Health Holdings, LLC (j)	Healthcare	L+4.50% (5.50%), 12/11/2026	3,813	3,717	3,794	0.3%
Spirit Aerosystems, Inc. (a)	Industrials	5.50%, 1/15/2025	497	497	502	—%
Spirit Aerosystems, Inc. (a) (j)	Industrials	L+5.25% (6.00%), 1/31/2025	1,655	1,647	1,647	0.1%
SSH Group Holdings, Inc. (j)	Education	L+4.25% (4.47%), 7/30/2025	10,654	10,627	10,086	0.8%
Subsea Global Solutions, LLC (c) (i)	Business Services	L+7.00% (8.00%), 3/29/2023	4,744	4,675	4,649	0.3%
Subsea Global Solutions, LLC (c) (i)	Business Services	L+7.00% (8.00%), 3/29/2023	8,263	8,181	8,106	0.7%
Subsea Global Solutions, LLC (c) (k)	Business Services	L+7.00% (8.00%), 3/29/2023	193	193	189	—%
Tax Defense Network, LLC (c) (l) (p) (t)	Consumer	10.00%, 9/30/2021	3,230	2,986	3,230	0.2%
Tax Defense Network, LLC (c) (l) (p) (t)	Consumer	L+6.00% (10.00%), 9/30/2021	32,986	21,646	2,309	0.2%
Tax Defense Network, LLC (c) (l) (p) (t)	Consumer	L+6.00% (10.00%), 9/30/2021	5,855	3,833	410	—%
The Dun & Bradstreet Corp. (j)	Business Services	L+3.75% (3.89%), 2/6/2026	9,950	9,797	9,836	0.7%
Tillamook Country Smoker, LLC (c) (h)	Food & Beverage	L+5.75% (6.75%), 5/19/2022	9,937	9,888	9,646	0.7%
Tillamook Country Smoker, LLC (c) (k)	Food & Beverage	L+5.75% (6.75%), 5/19/2022	2,561	2,561	2,486	0.2%
Tivity Health, Inc. (a) (j)	Healthcare	L+4.25% (4.40%), 3/8/2024	859	853	809	0.1%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

September 30, 2020

(Unaudited)

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Tivity Health, Inc. (a) (j)	Healthcare	L+5.25% (5.40%), 3/6/2026	$3,602	$3,532	$3,389	0.3%
Trademark Global, LLC (c) (k) (l)	Consumer	L+10.00% (11.00%), 10/31/2022	1,933	1,933	1,836	0.1%
Traverse Midstream Partners, LLC (j)	Energy	L+4.00% (5.00%), 9/27/2024	16,099	15,786	14,751	1.1%
Trilogy International Partners, LLC (a)	Telecom	8.88%, 5/1/2022	14,875	14,848	13,611	1.0%
University of St. Augustine Acquisition Corp. (c) (h) (i)	Education	L+4.25% (5.25%), 2/2/2026	23,822	23,368	23,965	1.8%
Veritext Corp. (c) (h) (i)	Business Services	L+3.25% (3.40%), 8/1/2025	4,937	4,937	4,641	0.4%
Verscend Holding Corp. (j)	Healthcare	L+4.50% (4.65%), 8/27/2025	1,737	1,704	1,718	0.1%
Vertex Aerospace Services Corp. (h) (i)	Industrials	L+4.50% (4.65%), 6/30/2025	8,660	8,630	8,519	0.6%
Vyaire Medical, Inc. (c) (j)	Healthcare	L+4.75% (5.75%), 4/16/2025	7,932	7,725	6,108	0.5%
WaterBridge Midstream Operating, LLC (j)	Energy	L+5.75% (6.75%), 6/22/2026	13,804	13,563	11,447	0.9%
WMK, LLC (c)	Business Services	L+5.75% (6.75%), 9/5/2025	357	354	348	—%
WMK, LLC (c) (h) (i)	Business Services	L+5.75% (6.75%), 9/5/2025	19,157	18,887	18,525	1.4%
WMK, LLC (c) (k)	Business Services	L+5.75% (6.75%), 9/5/2025	2,591	2,582	2,529	0.2%
WMK, LLC (c) (k)	Business Services	L+5.75% (6.75%), 9/5/2024	2,618	2,618	2,529	0.2%
Subtotal Senior Secured First Lien Debt				$1,673,953	$1,559,237	115.8%

Senior Secured Second Lien Debt - 15.7% (b)
Accentcare, Inc. (c) (h)	Healthcare	L+8.75% (8.90%), 6/21/2027	$17,795	$17,422	$17,297	1.3%
Anchor Glass Container Corp. (c) (k)	Paper & Packaging	L+7.75% (8.75%), 12/6/2024	20,000	19,845	8,000	0.6%
Astro AB Merger Sub, Inc. (a) (c) (h)	Financials	L+7.50% (8.50%), 4/28/2023	7,758	7,758	7,719	0.6%
Avatar Purchaser, Inc. (c) (j)	Software/Services	L+7.50% (8.50%), 11/17/2025	11,716	11,491	11,294	0.8%
Aveanna Healthcare, LLC (h)	Healthcare	L+8.00% (9.00%), 3/17/2025	5,883	5,833	5,442	0.4%
BrandMuscle Holdings, Inc. (c) (k)	Business Services	L+8.50% (9.50%), 6/1/2022	24,500	24,373	23,091	1.7%
Carlisle FoodService Products, Inc. (c) (h)	Consumer	L+7.75% (8.75%), 3/20/2026	10,719	10,573	10,449	0.8%
CDS U.S. Intermediate Holdings, Inc. (a) (c) (t)	Media/Entertainment	L+8.25% (9.25%), 7/10/2023	9,177	8,961	459	0.0%
Dentalcorp Perfect Smile, ULC (a) (c) (k)	Healthcare	L+7.50% (8.50%), 6/8/2026	10,139	10,065	10,098	0.8%
Dimora Brands, Inc. (c) (k)	Consumer	L+8.50% (9.50%), 8/25/2025	4,464	4,463	4,464	0.3%
Edelman Financial Services, LLC (a) (c) (j)	Financials	L+6.75% (6.89%), 7/20/2026	8,852	8,837	8,454	0.6%
Hyland Software, Inc. (h)	Technology	L+7.00% (7.75%), 7/7/2025	6,904	6,927	6,855	0.5%
ICP Industrial, Inc. (c) (k)	Chemicals	L+8.25% (9.25%), 5/3/2024	5,588	5,587	5,155	0.4%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

September 30, 2020

(Unaudited)

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares		Amortized Cost	Fair Value	% of Net Assets (b)
MLN US Holdco, LLC (a) (c) (h) (i)	Technology	L+8.75% (8.91%), 11/30/2026		$3,000	$2,954	$1,992	0.2%
PetVet Care Centers, LLC (c) (h)	Healthcare	L+6.25% (6.40%), 2/13/2026		3,539	3,527	3,437	0.3%
PI US Holdco III, Ltd. (a) (c) (k)	Financials	L+7.25% (8.25%), 12/22/2025		7,865	7,808	7,314	0.6%
ProAmpac, LLC (c) (k)	Paper & Packaging	L+8.50% (9.50%), 11/18/2024		3,352	3,351	3,251	0.2%
Project Boost Purchaser, LLC (c) (k)	Business Services	L+8.00% (8.15%), 5/31/2027		1,848	1,848	1,791	0.1%
QuickBase, Inc. (c)	Technology	L+8.00% (8.15%), 4/2/2027		7,484	7,362	7,353	0.5%
Recess Holdings, Inc. (c) (h)	Industrials	L+7.75% (8.75%), 9/29/2025		16,134	15,959	14,843	1.1%
Renaissance Holding Corp. (c)	Software/Services	L+7.00% (7.15%), 5/29/2026		8,456	8,336	8,118	0.6%
River Cree Enterprises, LP (a) (c) (m)	Gaming/Lodging	10.00%, 5/17/2025	CAD	21,275	16,448	13,609	1.0%
SSH Group Holdings, Inc. (c) (h)	Education	L+8.25% (8.47%), 7/30/2026		10,122	10,048	9,717	0.7%
St. Croix Hospice Acquisition Corp. (c) (k)	Healthcare	L+8.75% (9.75%), 3/29/2024		2,056	1,996	2,056	0.2%
TIBCO Software, Inc. (k)	Technology	L+7.25% (7.40%), 3/3/2028		13,020	12,959	12,695	0.9%
Travelpro Products, Inc. (a) (c) (l)	Consumer	13.00%, 11/21/2022		2,492	2,491	2,024	0.2%
Travelpro Products, Inc. (a) (c) (l) (m)	Consumer	13.00%, 11/21/2022	CAD	2,885	2,215	1,760	0.1%
Vantage Mobility International, LLC (c) (l) (p) (t)	Transportation	L+6.00% (7.00%), 9/9/2021		3,282	2,914	2,174	0.2%
Subtotal Senior Secured Second Lien Debt					$242,351	$210,911	15.7%

Subordinated Debt - 8.7% (b)
Captek Softgel International, Inc. (c) (l) (t)	Health/Fitness	11.50%, 1/30/2023		$7,181	$7,071	$5,601	0.4%
Del Real, LLC (c) (l) (t)	Food & Beverage	14.50%, 4/1/2023		3,509	3,131	2,961	0.2%
DoorDash, Inc. (c) (k) (l)	Technology	10.00%, 3/1/2025		23,738	23,441	24,094	1.8%
Gdb Debt Recovery Authority Of Commonwealth Puerto Rico (a) (l)	Financials	7.50%, 8/20/2040		13,003	9,689	8,953	0.6%
HemaSource, Inc. (c) (k) (x)	Healthcare	11.00%, 1/1/2024		2,235	2,167	2,212	0.2%
Park Ave RE Holdings, LLC (c) (k) (l) (o) (w)	Financials	13.00%, 12/31/2021		38,474	38,474	38,474	2.9%
PCX Aerostructures, LLC (c) (k) (l) (p)	Industrials	6.00%, 8/9/2021		7,995	6,182	9,719	0.7%
Siena Capital Finance, LLC (c) (k) (o)	Financials	12.50%, 5/15/2024		25,500	25,492	25,500	1.9%
Subtotal Subordinated Debt					$115,647	$117,514	8.7%

Collateralized Securities - 7.1% (b)
Collateralized Securities - Debt Investments
Avery Point CLO, Ltd. 15-6A E1 (a) (c) (k)	Diversified Investment Vehicles	L+5.50% (5.75%), 8/6/2027		$3,500	$3,190	$2,700	0.2%
Babson CLO, Ltd. 16-2A ER (a) (c)	Diversified Investment Vehicles	L+6.50% (6.77%), 7/20/2028		2,650	2,393	2,397	0.2%
Ballyrock, Ltd. 16-1A ER (a) (c)	Diversified Investment Vehicles	L+6.95% (7.23%), 10/16/2028		2,600	2,295	2,343	0.2%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

September 30, 2020

(Unaudited)

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Catamaran CLO, Ltd. 16-1A D (a) (c) (k)	Diversified Investment Vehicles	L+6.65% (6.92%), 1/18/2029	$7,250	$7,070	$6,387	0.5%
Cedar Funding, Ltd. 14-4A ER (a) (c)	Diversified Investment Vehicles	L+6.36% (6.62%), 7/23/2030	2,500	2,207	2,283	0.2%
CIFC Funding, Ltd. 15-5A DR (a) (c)	Diversified Investment Vehicles	L+5.55% (5.79%), 10/25/2027	3,000	2,648	2,585	0.2%
Crown Point CLO, Ltd. 2019-8A E (a) (c) (k)	Diversified Investment Vehicles	L+7.10% (7.37%), 10/20/2032	4,000	3,807	3,706	0.3%
Dryden Senior Loan Fund 17-49A E (a) (c) (k)	Diversified Investment Vehicles	L+6.30% (6.57%), 7/18/2030	3,000	2,898	2,681	0.2%
Dryden Senior Loan Fund 2014-36A ER2 (a) (c) (k)	Diversified Investment Vehicles	L+6.88% (7.16%), 4/15/2029	2,000	1,951	1,777	0.1%
Eaton Vance CDO, Ltd. 15-1A FR (a) (c) (k)	Diversified Investment Vehicles	L+7.97% (8.24%), 1/20/2030	2,000	1,814	1,507	0.1%
Greywolf CLO, Ltd. 20-3RA ER (a) (c) (k)	Diversified Investment Vehicles	L+8.74% (9.00%), 4/15/2033	1,000	933	725	0.1%
Highbridge Loan Management, Ltd. 11A-17 E (a) (c)	Diversified Investment Vehicles	L+6.10% (6.35%), 5/6/2030	3,000	2,522	2,520	0.2%
ICG US CLO, Ltd. 15-2RA D (a) (c) (k)	Diversified Investment Vehicles	L+6.99% (7.26%), 1/17/2033	1,500	1,429	1,088	0.1%
Jamestown CLO, Ltd. 17-10A D (a) (c)	Diversified Investment Vehicles	L+6.70% (6.97%), 7/17/2029	1,200	971	1,013	0.1%
LCM, Ltd. Partnership 16A ER2 (a) (c) (k)	Diversified Investment Vehicles	L+6.38% (6.66%), 10/15/2031	2,500	2,319	2,160	0.2%
Madison Park Funding, Ltd. 14-13A ER (a) (c)	Diversified Investment Vehicles	L+5.75% (6.02%), 4/19/2030	2,500	2,018	2,122	0.1%
NewStar Arlington Senior Loan Program, LLC 14-1A FR (a) (c) (k) (p) (t)	Diversified Investment Vehicles	L+11.00% (11.24%), 4/25/2031	4,750	4,554	3,496	0.2%
Newstar Fairfield Fund CLO, Ltd. 2015-1RA F (a) (c) (k) (p) (t)	Diversified Investment Vehicles	L+7.50% (7.77%), 1/20/2027	10,728	9,626	5,002	0.4%
OCP CLO, Ltd. 14-5A DR (a) (c) (k)	Diversified Investment Vehicles	L+5.70% (5.94%), 4/26/2031	2,200	2,069	1,897	0.1%
Regatta II Funding, LP 13-2A DR2 (a) (c)	Diversified Investment Vehicles	L+6.95% (7.23%), 1/15/2029	2,000	1,783	1,783	0.1%
Regatta IX Funding, Ltd. 17-1A E (a) (c)	Diversified Investment Vehicles	L+6.00% (6.27%), 4/17/2030	2,000	1,776	1,802	0.1%
Sound Point CLO, Ltd. 16-1A ER (a) (c)	Diversified Investment Vehicles	L+5.25% (5.52%), 7/20/2028	3,750	3,054	3,195	0.2%
Sound Point CLO, Ltd. 16-3A E (a) (c)	Diversified Investment Vehicles	L+6.65% (6.91%), 1/23/2029	2,500	2,124	2,123	0.1%
Sound Point CLO, Ltd. 17-1A E (a) (c) (k)	Diversified Investment Vehicles	L+5.96% (6.22%), 1/23/2029	4,000	3,781	3,038	0.2%
Sound Point CLO, Ltd. 18-3A D (a) (c) (k)	Diversified Investment Vehicles	L+5.79% (6.03%), 10/26/2031	1,000	915	780	0.1%
Sound Point CLO, Ltd. 2015-3A ER (a) (c) (k)	Diversified Investment Vehicles	L+5.25% (5.52%), 1/20/2028	2,000	1,892	1,711	0.1%
Symphony CLO, Ltd. 2012-9A ER2 (a) (c) (k)	Diversified Investment Vehicles	L+6.95% (7.22%), 7/16/2032	3,000	2,946	2,270	0.2%
TCW CLO 2019-1 AMR, Ltd. 19-1A F (a) (c) (k)	Diversified Investment Vehicles	L+8.67% (8.95%), 2/15/2029	2,500	2,404	2,040	0.1%
Tralee CLO, Ltd. 13-1A DR (a) (c)	Diversified Investment Vehicles	L+4.18% (4.45%), 7/20/2029	2,500	2,300	2,138	0.2%
Whitehorse, Ltd. 2014-1A E (a) (c) (p)	Diversified Investment Vehicles	L+4.55% (4.80%), 5/1/2026	8,000	7,843	3,868	0.3%
Zais CLO 13, Ltd. 19-13A D1 (a) (c) (k)	Diversified Investment Vehicles	L+4.52% (4.80%), 7/15/2032	3,000	2,863	2,466	0.2%
Collateralized Securities - Equity Investments (n)

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

September 30, 2020
(Unaudited)

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Figueroa CLO, Ltd. 2014-1A Side Letter (a) (c)	Diversified Investment Vehicles	0.00%, 1/15/2027	$2,986	$260	$—	—%
MidOcean Credit CLO 2013-2A INC (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 1/29/2030	37,600	15,829	4,038	0.3%
NewStar Arlington Senior Loan Program, LLC 14-1A SUB (a) (c) (k) (p) (v)	Diversified Investment Vehicles	0.00%, 4/25/2031	31,603	19,121	16,105	1.2%
Newstar Fairfield Fund CLO, Ltd. 2015-1RA SUB (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 1/20/2027	31,575	6,285	—	0.0%
OFSI Fund, Ltd. 2014-6A Side Letter (a) (c)	Diversified Investment Vehicles	0.00%, 3/20/2025	1,970	263	—	0.0%
Whitehorse, Ltd. 2014-1A Side Letter (a) (c) (p)	Diversified Investment Vehicles	0.00%, 5/1/2026	1,886	134	—	—%
Whitehorse, Ltd. 2014-1A SUB (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 5/1/2026	36,000	6,965	—	—%
Subtotal Collateralized Securities				$139,252	$95,746	7.1%

Equity/Other - 16.9% (b) (d)
Aden & Anais Holdings, Inc. (c) (e) (x)	Retail		4,470	$—	$—	—%
Answers Corp. (c) (e) (p)	Media/Entertainment		908,911	11,361	727	0.1%
Baker Hill Acquisition, LLC (c) (e)	Financials		22,653	—	—	—%
Black Mountain Sand, LLC (c) (e) (u)	Energy		55,463	—	3	—%
Capstone Nutrition Development, LLC (c) (e) (p) (u)	Consumer		47,883	4,468	5,119	0.4%
Captek Softgel International, Inc. (c) (e) (x)	Health/Fitness		8,498	942	—	0.0%
Clover Technologies Group, LLC (c) (e) (j)	Industrials		2,753	275	425	0.0%
Clover Technologies Group, LLC (c) (e) (j)	Industrials		180,274	1,153	20	0.0%
CRD Holdings, LLC (c) (o) (u)	Energy	9.00%	52,285,603	21,537	23,055	1.7%
CRS-SPV, Inc. (c) (e) (k) (o)	Industrials		246	2,219	1,393	0.1%
Danish CRJ, Ltd. (a) (c) (e) (p) (r)	Transportation		5,002	—	—	0.0%
Data Source Holdings, LLC (c) (e)	Business Services		10,617	140	203	—%
Del Real, LLC (c) (e) (u)	Food & Beverage		670,510	382	—	0.0%
Dyno Acquiror, Inc. (c) (e)	Consumer		134,102	58	80	—%
First Eagle Greenway Fund II, LLC (a) (k) (p)	Diversified Investment Vehicles		5,329	5,329	1,771	0.1%
Foresight Energy Operating, LLC (c) (e) (p) (u)	Industrials		158,093	2,087	2,116	0.2%
HemaSource, Inc. (c) (e) (x)	Healthcare		223,503	168	212	0.0%
ICP Industrial, Inc. (c) (e)	Chemicals		288	279	389	—%
Integrated Efficiency Solutions, Inc. (c) (e)	Industrials		53,215	56	—	—%
Integrated Efficiency Solutions, Inc. (c) (e)	Industrials		2,975	3	—	0.0%
Internap Corp (c) (e) (p)	Business Services		1,293,189	543	1,611	0.1%
Jakks Pacific, Inc. (c) (e) (p)	Consumer		3,389	102	402	—%
Jakks Pacific, Inc. (e) (p) (s)	Consumer		9,884	41	38	—%
Kahala Ireland OpCo Designated Activity Company (a) (c) (e) (o) (z)	Transportation		1	—	51,952	3.9%
Kahala Ireland OpCo Designated Activity Company (a) (c) (e) (o) (z)	Transportation		3,250,000	2,797	3,250	0.3%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

September 30, 2020
(Unaudited)

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Kahala US OpCo, LLC (a) (c) (e) (o) (aa)	Transportation	13.00%	4,413,472	$—	$—	—%
KidKraft, Inc. (c) (e) (u)	Consumer		2,682,257	—	—	—%
KMTEX, LLC (c) (e) (o) (u)	Chemicals		4,162,000	2,793	6,451	0.5%
KMTEX, LLC (c) (e) (o) (u)	Chemicals		442,000	—	—	—%
Lakeview Health Holdings, Inc. (c) (e)	Healthcare		447	—	—	0.0%
MGTF Holdco, LLC (c) (e) (o) (u)	Media/Entertainment		402,000	—	—	0.0%
Mood Media Corp. (c) (e) (p)	Media/Entertainment		4,621,109	2,713	4,383	0.3%
Motor Vehicle Software Corp. (c) (x)	Business Services		223,503	318	201	—%
New Constellis Holdings Inc. (c) (e)	Business Services		2,316	67	67	0.0%
NMFC Senior Loan Program I, LLC (a) (o)	Diversified Investment Vehicles		50,000	50,000	43,280	3.2%
Nomacorc, LLC (c) (e) (u)	Industrials		356,816	56	80	—%
Park Ave RE Holdings, LLC (c) (e) (k) (o) (w)	Financials		719	2,415	1,812	0.1%
PCX Aerostructures, LLC (c) (e) (p)	Industrials		27,250	—	—	—%
PCX Aerostructures, LLC (c) (e) (p)	Industrials		1,356	—	—	0.0%
PCX Aerostructures, LLC (c) (e) (p)	Industrials		315	—	437	—%
PennantPark Credit Opportunities Fund II, LP (a) (p)	Diversified Investment Vehicles		8,739	8,739	9,083	0.7%
PT Network, LLC (c) (e) (u)	Healthcare		3	—	—	—%
RMP Group, Inc. (c) (u)	Financials		223	164	299	—%
Schweiger Dermatology Group, LLC (c) (e) (u)	Healthcare		265,024	—	—	—%
Siena Capital Finance, LLC (c) (k) (o)	Financials		35,839,400	36,548	31,538	2.3%
Skillsoft Corp. (c) (e) (j)	Technology		39,794	4,993	4,995	0.4%
Smile Brands, Inc. (c) (e)	Healthcare		712	815	797	0.1%
Squan Holding Corp. (c) (e)	Telecom		180,835	—	—	0.0%
St. Croix Hospice Acquisition Corp. (c) (e)	Healthcare		112	—	173	0.0%
St. Croix Hospice Acquisition Corp. (c) (e)	Healthcare		112	64	142	—%
SYNACOR, Inc. (e) (s)	Technology		59,785	—	90	—%
Tap Rock Resources, LLC (c) (e) (g) (p) (u)	Energy		18,356,442	13,328	14,760	1.1%
Tax Advisors Group, LLC (c) (u)	Financials		86	609	755	0.1%
Tax Defense Network, LLC (c) (e) (p)	Consumer		147,099	425	—	0.0%
Tax Defense Network, LLC (c) (e) (p)	Consumer		633,382	—	—	0.0%
Team Waste, LLC (c) (p) (u)	Industrials		128,483	2,569	2,570	0.2%
Tennenbaum Waterman Fund, LP (a) (k) (p)	Diversified Investment Vehicles		10,000	10,000	9,321	0.7%
Travelpro Products, Inc. (a) (c) (e)	Consumer		447,007	506	—	—%
United Biologics, LLC (c) (e) (u)	Healthcare		4,206	31	15	—%
United Biologics, LLC (c) (e) (u)	Healthcare		3,155	—	—	0.0%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

September 30, 2020
(Unaudited)

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
United Biologics, LLC (c) (e) (u)	Healthcare		99,236	$—	$—	0.0%
United Biologics, LLC (c) (e) (u)	Healthcare		39,769	132	21	—%
United Biologics, LLC (c) (e) (u)	Healthcare		223	35	9	0.0%
USASF Holdco, LLC (c) (e) (u)	Financials		10,000	10	—	0.0%
USASF Holdco, LLC (c) (e) (u)	Financials		490	490	228	—%
USASF Holdco, LLC (c) (e) (u)	Financials		139	139	694	0.1%
Vantage Mobility International, LLC (c) (e) (p)	Transportation		1,468,221	—	—	—%
Vantage Mobility International, LLC (c) (e) (p)	Transportation		391,131	—	—	—%
Vantage Mobility International, LLC (c) (e) (p)	Transportation		3,280,908	3,140	—	—%
Women's Marketing, Inc. (c) (e)	Media/Entertainment		3,643	—	—	—%
World Business Lenders, LLC (c) (e)	Financials		922,669	3,750	2,168	0.2%
WPNT, LLC (c) (e) (o) (u)	Media/Entertainment		402,000	—	—	—%
WSO Holdings, LP (c) (e)	Food & Beverage		698	280	208	—%
Wythe Will Tzetzo, LLC (c) (e) (u)	Food & Beverage		22,312	302	—	—%
YummyEarth, Inc. (c) (e)	Food & Beverage		223	—	—	—%
Subtotal Equity/Other				$199,371	$227,343	16.9%

TOTAL INVESTMENTS - 164.2% (b)				$2,370,574	$2,210,751	164.2%

Forward foreign currency contracts:

Counterparty	Contract to Deliver		In Exchange For	Maturity Date	Unrealized Appreciation
Goldman Sachs International	CAD	21,884	$16,443	8/7/2020	$54

(a)	All of the Company's investments, except the investments noted by this footnote, are qualifying assets under Section 55(a) of the Investment Company Act of 1940, as amended (the "1940 Act"). Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company's total assets. Qualifying assets represent 81.9% of the Company's total assets. The significant majority of all investments held are deemed to be illiquid.

(b)	Percentages are based on net assets as of September 30, 2020.

(c)	The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's Board of Directors as required by the 1940 Act. Such investments are valued using significant unobservable inputs (See Note 3 to the consolidated financial statements).

(d)	All amounts are in thousands except share amounts.

(e)	Non-income producing at September 30, 2020.

(f)	The Company has various unfunded commitments to portfolio companies. Please refer to Note 7 - Commitments and Contingencies for details of these unfunded commitments.

(g)	The commitment related to this investment is discretionary.

(h)	The Company's investment or a portion thereof is pledged as collateral under the JPM Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(i)	The Company's investment or a portion thereof is pledged as collateral under the Wells Fargo Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(j)	The Company's investment or a portion thereof is pledged as collateral under the Citi Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(k)	The Company's investment or a portion thereof is pledged as collateral under the MassMutual Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

(l)	For the three months ended September 30, 2020, the following investments paid or have the option to pay all or a portion of interest and dividends via payment-in-kind (“PIK”):

September 30, 2020
(Unaudited)

Portfolio Company	Investment Type	Cash	PIK	All-in Rate	PIK earned for the three months ended September 30, 2020
Black Mountain Sand, LLC	Senior Secured First Lien Debt	12.50%	—%	12.50%	$—
Boston Market Corp.	Senior Secured First Lien Debt	—%	5.00%	5.00%	—
CCW, LLC	Senior Secured First Lien Debt	—%	9.00%	9.00%	—
CCW, LLC	Senior Secured First Lien Debt	—%	9.00%	9.00%	—
CDHA Holdings, LLC	Senior Secured First Lien Debt	6.75%	1.00%	7.75%	1
CDHA Holdings, LLC	Senior Secured First Lien Debt	7.25%	1.00%	8.25%	3
CDHA Holdings, LLC	Senior Secured First Lien Debt	7.25%	1.00%	8.25%	40
Foresight Energy Operating, LLC	Senior Secured First Lien Debt	—%	9.50%	9.50%	10
Gold Standard Baking, Inc.	Senior Secured First Lien Debt	7.50%	2.00%	9.50%	16
Integral Ad Science, Inc.	Senior Secured First Lien Debt	7.00%	1.25%	8.25%	49
Integrated Efficiency Solutions, Inc.	Senior Secured First Lien Debt	8.00%	3.00%	11.00%	41
Internap Corp.	Senior Secured First Lien Debt	4.00%	3.50%	7.50%	36
Jakks Pacific, Inc.	Senior Secured First Lien Debt	8.00%	2.50%	10.50%	—
Kahala Ireland OpCo Designated Activity Company	Senior Secured First Lien Debt	13.00%	—%	13.00%	—
KidKraft, Inc.	Senior Secured First Lien Debt	—%	7.00%	7.00%	—
KMTEX, LLC	Senior Secured First Lien Debt	—%	6.25%	6.25%	—
KMTEX, LLC	Senior Secured First Lien Debt	—%	6.25%	6.25%	58
KMTEX, LLC	Senior Secured First Lien Debt	—%	6.25%	6.25%	13
Lakeland Tours, LLC	Senior Secured First Lien Debt	7.25%	6.00%	13.25%	199
Lakeland Tours, LLC	Senior Secured First Lien Debt	7.25%	6.00%	13.25%	—
Lakeland Tours, LLC	Senior Secured First Lien Debt	2.75%	6.00%	8.75%	—
Lakeland Tours, LLC	Senior Secured First Lien Debt	2.75%	6.00%	8.75%	—
Lakeland Tours, LLC	Senior Secured First Lien Debt	—%	13.25%	13.25%	—
Lakeview Health Holdings, Inc.	Senior Secured First Lien Debt	—%	9.75%	9.75%	—
Lakeview Health Holdings, Inc.	Senior Secured First Lien Debt	—%	9.75%	9.75%	—
LightSquared, LP	Senior Secured First Lien Debt	12.75%	—%	12.75%	156
Medical Depot Holdings, Inc.	Senior Secured First Lien Debt	8.50%	2.00%	10.50%	97
Mood Media Corp.	Senior Secured First Lien Debt	8.25%	2.00%	10.25%	—
Mood Media Corp.	Senior Secured First Lien Debt	8.25%	2.00%	10.25%	—
PGX Holdings, Inc.	Senior Secured First Lien Debt	6.25%	4.25%	10.50%	—
PT Network, LLC	Senior Secured First Lien Debt	6.73%	2.00%	8.73%	86
Resco Products, Inc.	Senior Secured First Lien Debt	7.00%	2.00%	9.00%	—
Squan Holding Corp.	Senior Secured First Lien Debt	8.00%	1.00%	9.00%	28
Tax Defense Network, LLC	Senior Secured First Lien Debt	—%	10.00%	10.00%	—
Tax Defense Network, LLC	Senior Secured First Lien Debt	—%	10.00%	10.00%	—
Tax Defense Network, LLC	Senior Secured First Lien Debt	—%	10.00%	10.00%	—
Trademark Global, LLC	Senior Secured First Lien Debt	9.00%	2.00%	11.00%	17
Travelpro Products, Inc.	Senior Secured Second Lien Debt	11.00%	2.00%	13.00%	75
Travelpro Products, Inc.	Senior Secured Second Lien Debt	11.00%	2.00%	13.00%	64
Vantage Mobility International, LLC	Senior Secured Second Lien Debt	—%	7.00%	7.00%	—
Captek Softgel International, Inc.	Subordinated Debt	10.00%	1.50%	11.50%	—
Del Real, LLC	Subordinated Debt	12.50%	2.00%	14.50%	—
DoorDash, Inc.	Subordinated Debt	—%	10.00%	10.00%	566
Gdb Debt Recovery Authority Of Commonwealth Puerto Rico	Subordinated Debt	7.50%	—%	7.50%	—
Park Ave RE Holdings, LLC	Subordinated Debt	13.00%	—%	13.00%	1,237
PCX Aerostructures, LLC	Subordinated Debt	6.00%	—%	6.00%	—
Total					$2,792

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

(m)	The principal amount (par amount) is denominated in Canadian Dollars or CAD.

(n)	For equity investments in Collateralized Securities, the effective yield is presented in place of the investment coupon rate for each investment. Refer to footnote (v) for a further description of an equity investment in a Collateralized Security.

(o)	The provisions of the 1940 Act classify investments based on the level of control that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be "non-controlled" when the Company owns 25% or less of the portfolio company's voting securities and/or does not have the power to exercise control over the management or policies of such portfolio company. A company is generally presumed to be "controlled" when the Company owns more than 25% of the portfolio company's voting securities and/or has the power to exercise control over the management or policies of such portfolio company. The Company classifies this investment as "controlled".

(p)	The provisions of the 1940 Act classify investments further based on the level of ownership that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as "non-affiliated" when the Company owns less than 5% of a portfolio company's voting securities and "affiliated" when the Company owns 5% or more of a portfolio company's voting securities. The Company classifies this investment as "affiliated".

(q)	Unless otherwise indicated, all investments in the consolidated schedule of investments are non-affiliated, non-controlled investments.

(r)	The Company's investment is held through the Consolidated Holding Company, Kahala Aviation Holdings, LLC, which owns 49% of the operating company, Danish CRJ LTD.

(s)	The investment is not a restricted security. All other securities are restricted securities.

(t)	The investment is on non-accrual status as of September 30, 2020.

(u)	Investments are held in the taxable wholly-owned, consolidated subsidiary, 54th Street Equity Holdings, Inc.

(v)	The Collateralized Securities - subordinated notes are treated as equity investments and are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund’s securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.

(w)	The Company's investment is held through the consolidated subsidiary, Park Ave RE, Inc., which owns 100% of the equity of the operating company, Park Ave RE Holdings, LLC.

(x)	The investment is held through BSP TCAP Acquisition Holdings LP which, as further outlined in Note 1, is an affiliated acquisition entity utilized for the Triangle Transaction. Due to certain restrictions, such as limits on the number of partners allowable within the equity structures of the newly acquired investments, these investments are still held within the acquisition entity as of September 30, 2020.

(y)	The majority of the investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate ("LIBOR" or "L") or Prime ("P") and which reset daily, monthly, quarterly, or semiannually. For each, the Company has provided the spread over LIBOR or Prime and the current interest rate in effect at September 30, 2020. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable.

(z)	The Company's investment is held through the consolidated subsidiary, Kahala Aviation Holdings, LLC, which owns 100% of the equity of the operating company, Kahala Ireland OpCo Designated Activity Company.

(aa)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala Aviation US, Inc. which own 100% of the equity of the operating company, Kahala US OpCo LLC.

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

September 30, 2020

(Unaudited)

The following table shows the portfolio composition by industry grouping based on fair value at September 30, 2020:

	At September 30, 2020
	Investments at Fair Value	Percentage of Total Portfolio
Industrials	$339,569	15.4%
Healthcare	323,194	14.6%
Business Services	304,610	13.8%
Financials	178,717	8.1%
Diversified Investment Vehicles	159,201	7.2%
Technology	137,074	6.2%
Energy	122,344	5.5%
Media/Entertainment	112,101	5.1%
Transportation	95,879	4.3%
Food & Beverage	85,605	3.9%
Consumer	64,164	2.9%
Software/Services	62,212	2.8%
Telecom	62,021	2.8%
Education	54,419	2.5%
Chemicals	44,915	2.0%
Paper & Packaging	28,889	1.3%
Gaming/Lodging	28,161	1.3%
Health/Fitness	5,601	0.2%
Utilities	2,075	0.1%
Total	$2,210,751	100.0%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Senior Secured First Lien Debt - 120.6% (b)
Abaco Systems Holding Corp. (c) (i)	Industrials	L+6.00% (8.01%), 12/7/2021	$23,215	$23,032	$23,215	1.6%
ABC Financial Intermediate, LLC (j)	Technology	L+4.25% (5.99%), 1/2/2025	14,603	14,550	14,493	1.0%
Accentcare, Inc. (c) (j)	Healthcare	L+5.00% (6.95%), 6/22/2026	13,472	13,347	13,346	0.9%
Acrisure, LLC (i) (j)	Financials	L+4.25% (6.19%), 11/22/2023	20,263	20,255	20,288	1.4%
AHP Health Partners, Inc. (i)	Healthcare	L+4.50% (6.30%), 6/30/2025	19,886	19,739	20,016	1.4%
Aldevron, LLC (i)	Healthcare	L+4.25% (6.19%), 10/13/2026	11,370	11,260	11,484	0.8%
Aleris International, Inc. (j)	Industrials	L+4.75% (6.55%), 2/27/2023	21,095	20,987	21,085	1.4%
Allied Universal Security Services, LLC (j)	Business Services	L+4.25% (6.05%), 7/10/2026	6,066	6,010	6,097	0.4%
Allied Universal Security Services, LLC (j)	Business Services	L+4.25% (6.05%), 7/10/2026	601	601	604	0.0%
Alvogen Pharma US, Inc. (j)	Healthcare	L+4.75% (6.55%), 12/31/2023	12,818	12,767	10,871	0.7%
AM General, LLC (c) (i)	Industrials	L+7.25% (9.31%), 12/28/2021	1,626	1,626	1,626	0.1%
American Greetings Corp. (j)	Consumer	L+4.50% (6.30%), 4/5/2024	1,723	1,698	1,690	0.1%
AMI Entertainment Network, LLC (c) (i)	Media/Entertainment	L+6.00% (7.94%), 7/21/2022	3,667	3,618	3,618	0.3%
AMI Entertainment Network, LLC (c) (i)	Media/Entertainment	L+6.00% (7.94%), 7/21/2022	12,983	12,851	12,809	0.9%
AP Gaming I, LLC (a) (j)	Gaming/Lodging	L+3.50% (5.30%), 2/15/2024	7,621	7,616	7,640	0.5%
AP NMT Acquisition B.V. (a) (j)	Media/Entertainment	L+5.75% (7.84%), 8/13/2021	5,831	5,839	5,842	0.4%
Aq Carver Buyer, Inc. (c) (i)	Business Services	L+5.00% (6.94%), 9/23/2025	9,391	8,656	9,298	0.6%
AqGen Ascensus, Inc. (j)	Business Services	L+4.00% (5.94%), 12/5/2022	9,392	9,383	9,398	0.6%
AqGen Ascensus, Inc. (j)	Business Services	L+4.25% (6.05%), 12/5/2022	7,980	7,923	8,020	0.6%
Arch Global Precision, LLC (c) (i)	Industrials	L+4.75% (6.55%), 4/1/2026	8,660	8,591	8,626	0.6%
Athenahealth, Inc. (j)	Healthcare	L+4.50% (6.40%), 2/11/2026	12,792	12,632	12,840	0.9%
Avaya Holdings Corp. (a) (j)	Technology	L+4.25% (5.99%), 12/16/2024	20,906	20,763	20,477	1.4%
Aveanna Healthcare, LLC (c) (j)	Healthcare	L+5.50% (7.30%), 3/18/2024	6,021	5,807	5,648	0.4%
Aveanna Healthcare, LLC (c) (j)	Healthcare	L+4.25% (6.05%), 3/18/2024	784	746	721	0.0%
Axiom Global, Inc. (c) (i)	Business Services	L+4.75% (6.85%), 10/1/2026	10,974	10,868	10,869	0.7%
BBB Industries, LLC (j)	Transportation	L+4.50% (6.30%), 8/1/2025	11,142	11,100	10,826	0.7%
BCP Raptor, LLC (j)	Energy	L+4.25% (6.05%), 6/24/2024	19,033	18,903	17,511	1.2%
BCP Renaissance, LLC (j)	Energy	L+3.50% (5.44%), 10/31/2024	3,420	3,408	3,022	0.2%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Black Mountain Sand, LLC (c)	Energy	L+9.00% (10.91%), 11/30/2021	$13,050	$12,946	$12,854	0.9%
Black Mountain Sand, LLC (c)	Energy	L+9.00% (11.10%), 11/30/2021	12,606	12,516	12,417	0.9%
BMC Software Finance, Inc. (j)	Technology	L+4.25% (6.05%), 10/2/2025	22,013	21,831	21,741	1.5%
Bomgar Corp. (j)	Technology	L+4.00% (5.93%), 4/18/2025	1,962	1,955	1,911	0.1%
BrightSpring Health Holdings Corp. (j)	Healthcare	L+4.50% (6.21%), 3/5/2026	4,975	4,939	4,997	0.3%
California Resources Corp. (a) (j)	Energy	L+4.75% (6.55%), 12/30/2022	12,259	12,110	10,926	0.7%
CareCentrix, Inc. (i) (j)	Healthcare	L+4.50% (6.44%), 4/3/2025	19,856	19,783	19,807	1.4%
CCW, LLC (c)	Food & Beverage	L+7.00% (8.81%), 3/22/2021	1,300	1,300	1,235	0.1%
CCW, LLC (c) (i)	Food & Beverage	L+7.00% (8.81%), 3/22/2021	26,725	26,608	25,389	1.7%
CDHA Holdings, LLC (c)	Healthcare	L+6.00% (7.95%), 8/24/2023	430	430	430	0.0%
CDHA Holdings, LLC (c)	Healthcare	L+6.00% (7.95%), 8/24/2023	553	546	553	0.0%
CDHA Holdings, LLC (c) (i)	Healthcare	L+6.00% (7.95%), 8/24/2023	15,601	15,430	15,601	1.1%
CDS U.S. Intermediate Holdings, Inc. (a) (i) (j)	Media/Entertainment	L+3.75% (5.69%), 7/8/2022	3,980	3,905	3,775	0.3%
Chloe Ox Parent, LLC (i)	Healthcare	L+4.50% (6.44%), 12/23/2024	11,478	11,394	11,406	0.8%
Clarion Events, Ltd. (a) (j)	Business Services	L+5.00% (6.91%), 9/30/2024	10,393	10,233	10,172	0.7%
Clover Technologies Group, LLC (c) (j)	Industrials	L+6.50% (8.30%), 5/8/2020	8,603	8,598	2,882	0.2%
CLP Health Services, Inc. (i)	Healthcare	L+5.00% (6.80%), 12/31/2026	9,480	9,338	9,409	0.6%
Cold Spring Brewing, Co. (c) (i)	Food & Beverage	L+4.75% (6.55%), 12/19/2025	9,888	9,789	9,789	0.7%
Community Care Health Network, LLC (j)	Healthcare	L+4.75% (6.55%), 2/17/2025	5,076	5,062	4,999	0.3%
CONSOL Energy, Inc. (a) (c) (j)	Industrials	L+4.50% (6.30%), 9/27/2024	4,120	4,102	3,794	0.3%
Conterra Ultra Broadband, LLC (c) (j)	Telecom	L+4.50% (6.30%), 4/30/2026	5,009	4,987	5,009	0.3%
Corfin Industries, LLC (c) (i)	Industrials	L+5.50% (7.43%), 2/15/2024	8,486	8,369	8,486	0.6%
Crown Subsea Communications Holding, Inc. (c) (j)	Industrials	L+6.00% (7.69%), 11/3/2025	3,328	3,300	3,328	0.2%
CRS-SPV, Inc. (c) (o)	Industrials	L+4.50% (6.30%), 3/8/2020	62	62	62	0.0%
Digicel Group, Ltd. (a)	Telecom	8.75%, 5/25/2024	10,607	10,556	10,342	0.7%
Dynasty Acquisition Co., Inc. (j)	Industrials	L+4.00% (5.94%), 4/6/2026	3,871	3,857	3,895	0.3%
Dynasty Acquisition Co., Inc. (j)	Industrials	L+4.00% (5.94%), 4/6/2026	2,081	2,074	2,094	0.1%
Eagle Rx, LLC (c) (i)	Healthcare	L+4.75% (6.44%), 12/31/2021	26,438	26,435	26,438	1.8%
Envision Healthcare Corp. (j)	Healthcare	L+3.75% (5.55%), 10/10/2025	3,970	3,806	3,376	0.2%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Florida Food Products, LLC (c)	Food & Beverage	L+6.75% (8.55%), 9/6/2023	$1,416	$1,416	$1,399	0.1%
Florida Food Products, LLC (c) (i)	Food & Beverage	L+6.75% (8.55%), 9/6/2025	22,114	21,666	21,849	1.5%
Foresight Energy, LLC (c) (j)	Industrials	L+5.75% (7.66%), 3/28/2022	5,919	5,888	2,721	0.2%
Frontier Communications Corp.	Telecom	8.00%, 4/1/2027	15,332	15,341	16,054	1.1%
Frontier Communications Corp. (j)	Telecom	L+3.75% (5.55%), 6/17/2024	9,819	9,643	9,853	0.7%
Gold Standard Baking, Inc. (c) (l)	Food & Beverage	L+6.50% (8.50%), 7/25/2022	3,049	2,273	1,220	0.1%
Green Energy Partners/Stonewall, LLC (c) (j)	Energy	L+5.50% (7.44%), 11/15/2021	1,000	998	922	0.1%
Green Energy Partners/Stonewall, LLC (j)	Energy	L+5.50% (7.44%), 11/15/2021	1,324	1,322	1,221	0.1%
HC2 Holdings, Inc. (c)	Industrials	11.50%, 12/1/2021	10,796	10,706	10,353	0.7%
HireRight, Inc. (i)	Business Services	L+3.75% (5.55%), 7/11/2025	2,955	2,933	2,927	0.2%
ICR Operations, LLC (c)	Business Services	L+5.00% (6.94%), 3/26/2024	98	96	98	0.0%
ICR Operations, LLC (c) (i)	Business Services	L+5.00% (6.94%), 3/26/2025	17,321	17,055	17,321	1.2%
Ideal Tridon Holdings, Inc. (c)	Industrials	L+5.75% (7.68%), 7/31/2024	46	46	45	0.0%
Ideal Tridon Holdings, Inc. (c)	Industrials	L+5.75% (7.54%), 7/31/2023	161	161	158	0.0%
Ideal Tridon Holdings, Inc. (c) (i)	Industrials	L+5.75% (7.70%), 7/31/2024	837	822	822	0.1%
Ideal Tridon Holdings, Inc. (c) (i)	Industrials	L+5.75% (7.68%), 7/31/2023	28,549	28,216	28,036	1.9%
IDERA, Inc. (j)	Technology	L+4.50% (6.30%), 6/28/2024	2,095	2,089	2,099	0.1%
Integral Ad Science, Inc. (c) (l)	Software/Services	L+7.25% (9.05%), 7/19/2024	15,302	15,070	15,302	1.1%
Integrated Efficiency Solutions, Inc. (c)	Industrials	L+10.25% (12.19%), 6/30/2022	3,658	3,658	3,344	0.2%
Intelsat Jackson Holdings, SA (a) (j)	Telecom	L+4.50% (6.43%), 1/2/2024	10,000	10,178	10,070	0.7%
Internap Corp. (c) (i) (l)	Business Services	L+7.00% (8.79%), 4/6/2022	11,789	11,779	7,533	0.5%
International Cruise & Excursions, Inc. (c) (i)	Business Services	L+5.25% (7.05%), 6/6/2025	5,001	4,958	5,002	0.3%
IPC Corp. (c) (j)	Software/Services	L+4.50% (6.43%), 8/6/2021	3,784	3,757	3,126	0.2%
Iri Holdings, Inc. (c) (j)	Business Services	L+4.50% (6.30%), 12/1/2025	4,950	4,908	4,826	0.3%
K2 Intelligence Holdings, Inc. (c) (i)	Business Services	L+4.75% (6.69%), 9/23/2024	11,667	11,446	11,445	0.8%
Kahala Ireland OpCo Designated Activity Company (a) (c) (l) (o)	Transportation	L+8.00% (13.00%), 12/22/2028	105,549	105,549	105,549	7.2%
Kaman Distribution Corp. (c) (i)	Industrials	L+5.00% (6.94%), 8/26/2026	21,498	19,650	20,853	1.4%
Kissner Milling Co., Ltd. (a)	Industrials	8.38%, 12/1/2022	11,294	11,514	11,802	0.8%
Lakeland Tours, LLC (i) (j)	Education	L+4.25% (6.15%), 12/16/2024	10,210	10,148	10,171	0.7%
Lakeview Health Holdings, Inc. (c) (l) (t)	Healthcare	9.75%, 12/15/2021	129	124	54	0.0%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Lakeview Health Holdings, Inc. (c) (l) (t)	Healthcare	9.75%, 12/15/2021	$3,756	$2,671	$1,582	0.1%
LightSquared, LP (l)	Telecom	L+8.75% (10.85%), 12/7/2020	12,376	11,812	7,921	0.5%
Lionbridge Technologies, Inc. (c) (i)	Business Services	L+6.25% (8.04%), 12/20/2025	10,344	10,241	10,241	0.7%
MCS Acquisition Corp. (c)	Business Services	L+4.75% (6.64%), 5/20/2024	14,009	13,971	6,024	0.4%
MED Parentco, LP (j)	Healthcare	L+4.25% (6.05%), 8/31/2026	306	306	305	0.0%
MED Parentco, LP (j)	Healthcare	L+4.25% (6.05%), 8/31/2026	5,745	5,690	5,736	0.4%
Medallion Midland Acquisition, LP (j)	Energy	L+3.25% (5.05%), 10/30/2024	4,361	4,353	4,306	0.3%
Medical Depot Holdings, Inc. (c) (i) (l)	Healthcare	L+7.50% (9.44%), 1/3/2023	18,850	17,981	14,175	1.0%
MGTF Radio Company, LLC (c) (o)	Media/Entertainment	L+6.00% (7.80%), 4/1/2024	57,974	57,831	54,171	3.7%
Micross Solutions, LLC (c)	Software/Services	L+5.00% (6.72%), 8/7/2023	3,065	2,955	3,065	0.2%
Midwest Can Company, LLC (c) (i)	Paper & Packaging	L+5.00% (6.81%), 4/11/2024	4,622	4,589	4,622	0.3%
Miller Environmental Group, Inc. (c) (i)	Business Services	P+5.50% (10.25%), 3/15/2024	10,589	10,378	10,377	0.7%
Miller Environmental Group, Inc. (c) (i)	Business Services	L+6.50% (8.63%), 3/15/2024	11,579	11,385	11,371	0.8%
MLN US Holdco, LLC (a) (j)	Technology	L+4.50% (6.19%), 11/28/2025	10,675	10,645	10,061	0.7%
Monitronics International, Inc. (c)	Business Services	L+6.50% (8.30%), 3/29/2024	7,575	7,589	6,541	0.5%
Montreign Operating Company, LLC (c)	Gaming/Lodging	L+8.25% (10.16%), 1/24/2023	26,681	26,425	23,559	1.6%
Mood Media Corp. (c)	Media/Entertainment	L+7.25% (9.19%), 6/28/2022	704	691	662	0.0%
Mood Media Corp. (c) (i)	Media/Entertainment	L+7.25% (9.19%), 6/28/2022	13,168	13,025	12,378	0.9%
Murray Energy Holdings, Co. (c)	Industrials	L+11.00% (13.00%), 7/31/2020	1,671	1,631	1,667	0.1%
Murray Energy Holdings, Co. (j) (t)	Industrials	L+7.25% (9.19%), 10/17/2022	9,184	9,071	1,870	0.1%
Muth Mirror Systems, LLC (c) (i)	Technology	L+5.25% (7.39%), 4/23/2025	15,778	15,498	15,509	1.1%
National Technical Systems, Inc. (c) (i)	Business Services	L+6.25% (7.94%), 6/14/2021	17,469	17,422	16,770	1.1%
Navitas Midstream Midland Basin, LLC (c) (j)	Energy	L+4.50% (6.30%), 12/13/2024	13,326	13,305	12,977	0.9%
New Amsterdam Software Bidco, LLC (c) (i)	Technology	L+5.00% (6.80%), 5/1/2026	6,134	6,023	6,023	0.4%
New Star Metals, Inc. (c) (i)	Industrials	L+6.00% (7.95%), 6/29/2023	22,692	22,284	22,692	1.6%
NexSteppe, Inc. (c) (l) (o) (t)	Chemicals	12.00%, 3/31/2020	15,285	10,453	—	—%
NexSteppe, Inc. (c) (l) (o) (t)	Chemicals	12.00%, 3/31/2020	2,269	1,750	—	—%
NN, Inc. (a) (j)	Industrials	L+5.25% (7.05%), 10/19/2022	9,889	9,394	9,691	0.7%
Norvax, LLC (c)	Business Services	L+6.50% (8.41%), 9/12/2025	11,489	11,212	11,214	0.8%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
NTM Acquisition Corp. (c) (i)	Media/Entertainment	L+6.25% (8.05%), 6/7/2022	$22,999	$22,861	$22,999	1.6%
Office Depot, Inc. (a) (j)	Retail	L+5.25% (7.04%), 11/8/2022	4,947	4,889	4,984	0.3%
ORG Chemical Holdings, LLC (c) (g) (l)	Chemicals	L+7.75% (9.70%), 6/30/2022	3,420	3,420	3,420	0.2%
ORG Chemical Holdings, LLC (c) (i) (l)	Chemicals	L+7.75% (9.70%), 6/30/2022	3,730	3,695	3,730	0.3%
ORG GC Holdings, LLC (c) (i)	Business Services	L+6.75% (8.70%), 7/31/2022	21,624	21,457	20,932	1.4%
PeopLease Holdings, LLC (c) (i)	Business Services	L+9.62% (11.57%), 2/26/2021	20,000	19,953	19,800	1.4%
PGX Holdings, Inc. (c) (j)	Consumer	L+5.25% (7.05%), 9/29/2020	11,820	11,807	8,416	0.6%
Planet Equity Group, LLC (c) (i)	Business Services	L+5.25% (7.18%), 11/18/2025	14,941	14,721	14,717	1.0%
PlayPower, Inc. (c) (i)	Industrials	L+5.50% (7.46%), 5/8/2026	26,385	26,025	26,385	1.8%
Premier Dental Services, Inc. (i) (j)	Healthcare	L+5.25% (7.05%), 6/30/2023	32,354	32,196	32,313	2.2%
Premier Global Services, Inc. (c) (j)	Telecom	L+6.50% (8.40%), 6/8/2023	8,578	8,382	5,284	0.4%
PSKW, LLC (c)	Healthcare	L+7.68% (9.63%), 11/26/2021	17,750	17,637	17,750	1.2%
PSKW, LLC (c)	Healthcare	L+7.68% (9.63%), 11/25/2021	1,972	1,954	1,972	0.1%
PSKW, LLC (c)	Healthcare	L+7.68% (9.63%), 11/25/2021	1,930	1,919	1,930	0.1%
PSKW, LLC (c) (i)	Healthcare	L+4.25% (6.19%), 11/26/2021	1,162	1,159	1,162	0.1%
PT Network, LLC (c) (i) (l)	Healthcare	L+7.50% (9.44%), 11/30/2023	16,780	16,702	15,052	1.0%
Questex, Inc. (c)	Media/Entertainment	L+5.00% (6.91%), 9/9/2024	689	689	689	0.0%
Questex, Inc. (c) (i)	Media/Entertainment	L+5.00% (6.89%), 9/9/2024	15,989	15,739	15,989	1.1%
Red River Technology, LLC (c) (i)	Business Services	L+5.00% (6.94%), 8/30/2024	23,669	23,340	23,337	1.6%
Reddy Ice Corp. (c) (i)	Food & Beverage	L+5.50% (7.60%), 7/1/2025	19,540	19,003	19,003	1.3%
Regionalcare Hospital Partners Holdings, Inc. (j)	Healthcare	L+4.50% (6.30%), 11/14/2025	19,850	19,521	19,994	1.4%
Resco Products, Inc. (c)	Industrials	L+6.25% (8.05%), 3/7/2020	10,000	10,000	9,200	0.6%
Safety Products/JHC Acquisition Corp. (c) (j)	Industrials	L+4.50% (6.30%), 6/28/2026	958	958	937	0.1%
Safety Products/JHC Acquisition Corp. (c) (j)	Industrials	L+4.50% (6.30%), 6/28/2026	17,717	17,564	17,341	1.2%
Schenectady International Group, Inc. (j)	Chemicals	L+4.75% (6.79%), 10/15/2025	19,593	19,164	19,446	1.3%
SFR Group, SA (a) (i)	Telecom	L+3.69% (5.43%), 2/2/2026	14,962	14,926	14,962	1.0%
SFR Group, SA (a) (i) (j)	Telecom	L+4.00% (5.74%), 8/14/2026	12,967	12,862	12,978	0.9%
Shields Health Solutions Holdings, LLC (c) (i)	Healthcare	L+5.00% (6.80%), 8/19/2026	6,963	6,896	6,897	0.5%
SitusAMC Holdings Corp. (c) (i)	Financials	L+4.75% (6.55%), 6/30/2025	8,486	8,369	8,371	0.6%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Skillsoft Corp. (j)	Technology	L+4.75% (6.95%), 4/28/2021	$15,001	$14,378	$11,469	0.8%
Squan Holding Corp. (c) (l)	Telecom	L+7.00% (8.95%), 6/30/2020	16,276	16,123	13,835	1.0%
SSH Group Holdings, Inc. (j)	Education	L+4.25% (6.19%), 7/30/2025	10,736	10,704	10,776	0.7%
Subsea Global Solutions, LLC (c)	Business Services	L+7.00% (9.06%), 3/29/2023	388	388	381	0.0%
Subsea Global Solutions, LLC (c) (i)	Business Services	L+7.00% (9.00%), 3/29/2023	2,392	2,302	2,344	0.2%
Subsea Global Solutions, LLC (c) (i)	Business Services	L+7.00% (9.00%), 3/29/2023	8,327	8,219	8,168	0.6%
Tax Defense Network, LLC (c) (l) (p) (t)	Consumer	L+6.00% (10.00%), 4/30/2020	5,257	3,833	1,262	0.1%
Tax Defense Network, LLC (c) (l) (p) (t)	Consumer	L+6.00% (10.00%), 4/30/2020	29,616	21,646	7,108	0.5%
Tax Defense Network, LLC (c) (l) (p) (t)	Consumer	L+10.00% (10.00%), 4/30/2020	2,357	2,357	2,357	0.2%
The Dun & Bradstreet Corp. (j)	Business Services	L+5.00% (6.79%), 2/6/2026	10,000	9,825	10,079	0.7%
TIBCO Software, Inc. (j)	Technology	L+4.00% (5.71%), 6/30/2026	4,988	4,988	5,005	0.3%
Tillamook Country Smoker, LLC (c)	Food & Beverage	L+5.75% (7.85%), 5/19/2022	1,078	1,078	1,054	0.1%
Tillamook Country Smoker, LLC (c) (i)	Food & Beverage	L+5.75% (7.65%), 5/19/2022	10,090	10,018	9,858	0.7%
Tivity Health, Inc. (a) (j)	Healthcare	L+5.25% (7.05%), 3/6/2026	4,396	4,299	4,396	0.3%
Tivity Health, Inc. (a) (j)	Healthcare	L+4.25% (6.05%), 3/8/2024	1,641	1,627	1,641	0.1%
Trademark Global, LLC (c)	Consumer	L+6.00% (7.80%), 4/28/2023	2,067	2,067	2,067	0.1%
Traverse Midstream Partners, LLC (j)	Energy	L+4.00% (5.80%), 9/27/2024	16,222	15,847	14,568	1.0%
Trilogy International Partners, LLC (a)	Telecom	8.88%, 5/1/2022	14,875	14,837	13,983	1.0%
University of St. Augustine Acquisition Corp. (c) (i)	Education	L+4.25% (6.05%), 2/2/2026	24,004	23,482	23,524	1.6%
Veritext Corp. (i)	Business Services	L+3.75% (5.69%), 8/1/2025	4,975	4,975	4,955	0.3%
Vertex Aerospace Services Corp. (i)	Industrials	L+4.50% (6.30%), 6/30/2025	8,726	8,692	8,753	0.6%
Von Drehle Corp. (c) (i) (l)	Paper & Packaging	L+11.50% (13.44%), 3/6/2023	26,856	26,595	25,164	1.7%
Vyaire Medical, Inc. (c) (j)	Healthcare	L+4.75% (6.84%), 4/16/2025	8,850	8,580	7,611	0.5%
WaterBridge Midstream Operating, LLC (j)	Energy	L+5.75% (7.83%), 6/22/2026	11,834	11,572	11,613	0.8%
WMK, LLC (c)	Business Services	L+5.75% (7.49%), 9/5/2025	1,910	1,903	1,910	0.1%
WMK, LLC (c)	Business Services	L+5.75% (7.44%), 9/5/2024	1,134	1,134	1,134	0.1%
WMK, LLC (c) (i)	Business Services	L+5.75% (7.49%), 9/5/2025	20,180	19,853	20,180	1.4%
Xplornet Communications, Inc. (a) (i) (j)	Telecom	L+4.00% (5.94%), 9/9/2021	15,679	15,645	15,699	1.1%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
YummyEarth, Inc. (c)	Food & Beverage	L+7.00% (8.91%), 8/1/2025	$2,626	$2,625	$2,626	0.2%
Subtotal Senior Secured First Lien Debt				$1,862,228	$1,764,292	120.6%

Senior Secured Second Lien Debt - 21.0% (b)
Accentcare, Inc. (c) (i)	Healthcare	L+8.75% (10.70%), 6/21/2027	$17,795	$17,380	$17,366	1.2%
Anchor Glass Container Corp. (c)	Paper & Packaging	L+7.75% (9.46%), 12/6/2024	20,000	19,845	10,400	0.7%
Astro AB Merger Sub, Inc. (a) (i)	Financials	L+7.50% (9.43%), 4/28/2023	7,758	7,758	7,719	0.5%
Asurion Corp. (i) (j)	Business Services	L+6.50% (8.30%), 8/4/2025	18,734	18,866	18,949	1.3%
Avatar Purchaser, Inc. (c) (j)	Software/Services	L+7.50% (9.49%), 11/17/2025	11,716	11,458	11,716	0.8%
Aveanna Healthcare, LLC (c)	Healthcare	L+8.00% (9.80%), 3/17/2025	15,000	14,852	13,650	0.9%
Baker Hill Acquisition, LLC (c)	Financials	L+11.00% (13.09%), 3/22/2021	3,017	1,508	1,584	0.1%
Baker Hill Acquisition, LLC (c)	Financials	L+11.00% (13.09%), 3/22/2021	447	416	447	0.0%
Boston Market Corp. (c)	Food & Beverage	L+4.50% (6.51%), 1/9/2021	3,691	3,691	3,691	0.3%
Boston Market Corp. (c)	Food & Beverage	L+8.25% (10.19%), 1/18/2021	26,259	24,260	8,534	0.6%
Boston Market Corp. (c)	Food & Beverage	L+4.50% (6.59%), 1/9/2021	923	923	923	0.1%
BrandMuscle Holdings, Inc. (c)	Business Services	L+8.50% (10.60%), 6/1/2022	24,500	24,317	24,500	1.7%
Carlisle FoodService Products, Inc. (c) (i)	Consumer	L+7.75% (9.55%), 3/20/2026	10,719	10,552	10,719	0.7%
CDS U.S. Intermediate Holdings, Inc. (a) (c)	Media/Entertainment	L+8.25% (10.19%), 7/10/2023	9,177	8,946	7,846	0.5%
Constellis Holdings, LLC (c) (t)	Business Services	L+9.00% (10.93%), 4/21/2025	1,117	1,117	56	0.0%
Dentalcorp Perfect Smile, ULC (a) (c)	Healthcare	L+7.50% (9.30%), 6/8/2026	10,139	10,056	10,139	0.7%
Dimora Brands, Inc. (c)	Consumer	L+8.50% (10.30%), 8/25/2025	4,464	4,463	4,464	0.3%
Edelman Financial Services, LLC (a) (j)	Financials	L+6.75% (8.54%), 7/20/2026	6,764	6,736	6,730	0.5%
Hyland Software, Inc. (c) (i)	Technology	L+7.00% (8.80%), 7/7/2025	6,904	6,930	6,904	0.5%
ICP Industrial, Inc. (c)	Chemicals	L+8.25% (10.04%), 5/3/2024	5,588	5,587	5,588	0.4%
KidKraft, Inc. (c) (l)	Consumer	12.00%, 3/31/2022	6,373	6,316	5,149	0.4%
MLN US Holdco, LLC (a) (c) (i)	Technology	L+8.75% (10.44%), 11/30/2026	3,000	2,948	2,452	0.2%
Northstar Financial Services Group, LLC (c)	Financials	L+7.50% (9.30%), 5/25/2026	2,666	2,656	2,666	0.2%
PetVet Care Centers, LLC (c)	Healthcare	L+6.25% (8.05%), 2/13/2026	3,539	3,525	3,539	0.2%
PI US Holdco III, Ltd. (a) (c)	Financials	L+7.25% (9.05%), 12/22/2025	6,696	6,645	6,562	0.5%
ProAmpac, LLC (c)	Paper & Packaging	L+8.50% (10.40%), 11/18/2024	3,352	3,351	3,352	0.2%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares		Amortized Cost	Fair Value	% of Net Assets (b)
Project Boost Purchaser, LLC	Business Services	L+8.00% (9.80%), 5/31/2027		$1,848	$1,848	$1,848	0.1%
QuickBase, Inc. (c)	Technology	L+8.00% (9.71%), 4/2/2027		7,484	7,348	7,349	0.5%
Recess Holdings, Inc. (c) (i)	Industrials	L+7.75% (9.55%), 9/29/2025		15,008	14,841	15,008	1.0%
Renaissance Holding Corp. (c)	Software/Services	L+7.00% (8.80%), 5/29/2026		8,456	8,320	8,123	0.6%
River Cree Enterprises, LP (a) (c) (m)	Gaming/Lodging	10.00%, 5/17/2025	CAD	21,275	16,427	16,378	1.1%
SCA Pharmaceuticals, LLC (c)	Healthcare	L+9.00% (10.94%), 12/16/2020		2,235	2,194	2,056	0.1%
SSH Group Holdings, Inc. (c) (i)	Education	L+8.25% (10.19%), 7/30/2026		10,122	10,039	10,122	0.7%
St. Croix Hospice Acquisition Corp. (c)	Healthcare	L+8.75% (10.55%), 3/29/2024		2,056	1,983	2,056	0.1%
TierPoint, LLC (c)	Business Services	L+7.25% (9.05%), 5/5/2025		5,334	5,298	5,014	0.3%
Travelpro Products, Inc. (a) (c) (l)	Consumer	13.00%, 11/1/2022		2,405	2,404	2,405	0.2%
Travelpro Products, Inc. (a) (c) (l) (m)	Consumer	13.00%, 11/21/2022	CAD	2,786	2,137	2,145	0.1%
US Salt, LLC (c) (i)	Industrials	L+8.63% (10.42%), 1/18/2027		26,968	26,197	26,968	1.9%
Vantage Mobility International, LLC (c) (l) (p) (t)	Transportation	L+6.00% (7.80%), 6/30/2023		2,883	2,743	2,883	0.2%
Vital Proteins, LLC (c) (l)	Consumer	12.00%, 5/16/2022		8,628	8,485	8,478	0.6%
Subtotal Senior Secured Second Lien Debt					$335,366	$306,478	21.0%

Subordinated Debt - 7.4% (b)
AHP Health Partners, Inc.	Healthcare	9.75%, 7/15/2026		$6,589	$6,511	$7,257	0.5%
Captek Softgel International, Inc. (c) (l) (t)	Health/Fitness	11.50%, 1/30/2023		7,099	7,071	5,324	0.4%
Community Intervention Services, Inc. (c) (l) (t)	Healthcare	13.00%, 1/29/2021		6,074	—	—	—%
Del Real, LLC (c)	Food & Beverage	11.00%, 4/1/2023		3,129	2,998	2,641	0.2%
Dyno Acquiror, Inc. (c) (l)	Consumer	12.00%, 8/1/2020		1,074	1,074	1,074	0.1%
HemaSource, Inc. (c) (x)	Healthcare	11.00%, 1/1/2024		2,235	2,152	2,156	0.1%
HTC Borrower, LLC (c) (l)	Consumer	13.00%, 9/1/2020		5,410	5,326	5,410	0.4%
Iridium Communications, Inc.	Telecom	10.25%, 4/15/2023		3,536	3,536	3,794	0.3%
Park Ave RE Holdings, LLC (c) (l) (o) (w)	Financials	13.00%, 12/31/2021		37,237	37,237	37,237	2.5%
PCX Aerostructures, LLC (c) (l) (p)	Industrials	6.00%, 8/9/2021		7,878	6,065	5,908	0.4%
RMP Group, Inc. (c) (l)	Financials	11.50%, 9/1/2022		2,299	2,240	2,300	0.2%
Siena Capital Finance, LLC (c) (o)	Financials	12.50%, 8/16/2021		22,500	22,492	22,500	1.5%
Xplornet Communications, Inc. (a) (c)	Telecom	9.63%, 6/1/2022		12,304	12,304	12,550	0.8%
Subtotal Subordinated Debt					$109,006	$108,151	7.4%

Collateralized Securities - 7.4% (b)
Collateralized Securities - Debt Investments
Anchorage Credit Opportunities CLO, LLC 19-1A D (a) (c)	Diversified Investment Vehicles	L+5.10% (7.01%), 1/20/2032		$3,000	$2,885	$2,885	0.2%
Avery Point CLO, Ltd. 15-6A E1 (a) (c)	Diversified Investment Vehicles	L+5.50% (7.39%), 8/6/2027		3,500	3,156	3,156	0.2%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Babson CLO, Ltd. 19-4A E (a) (c)	Diversified Investment Vehicles	L+7.39% (9.29%), 1/15/2033	$1,500	$1,395	$1,395	0.1%
Crown Point CLO, Ltd. 2019-8A E (a) (c)	Diversified Investment Vehicles	L+7.10% (9.12%), 10/20/2032	6,000	5,708	5,853	0.4%
Dryden Senior Loan Fund 17-49A E (a) (c)	Diversified Investment Vehicles	L+6.30% (8.30%), 7/18/2030	3,000	2,890	2,890	0.2%
Dryden Senior Loan Fund 2014-36A ER2 (a) (c)	Diversified Investment Vehicles	L+6.88% (8.87%), 4/15/2029	2,000	1,947	1,975	0.1%
KKR Financial CLO, Ltd. 27A E (a) (c)	Diversified Investment Vehicles	L+6.90% (8.82%), 10/15/2032	1,250	1,189	1,211	0.1%
LCM, Ltd. Partnership 16A ER2 (a) (c)	Diversified Investment Vehicles	L+6.38% (8.38%), 10/15/2031	2,500	2,307	2,307	0.2%
Madison Park Funding, Ltd. 16-21A DR (a) (c)	Diversified Investment Vehicles	L+7.56% (9.39%), 10/15/2032	2,000	1,881	1,881	0.1%
Madison Park Funding, Ltd. 19-35A E (a) (c)	Diversified Investment Vehicles	L+6.75% (8.72%), 4/20/2031	2,000	1,945	1,945	0.1%
NewStar Arlington Senior Loan Program, LLC 14-1A FR (a) (c) (p)	Diversified Investment Vehicles	L+11.00% (12.94%), 4/25/2031	4,750	4,550	4,612	0.3%
Newstar Fairfield Fund CLO, Ltd. 2015-1RA F (a) (c) (p)	Diversified Investment Vehicles	L+7.50% (9.47%), 1/20/2027	10,728	9,586	9,209	0.6%
OCP CLO, Ltd. 14-5A DR (a) (c)	Diversified Investment Vehicles	L+5.70% (7.64%), 4/26/2031	2,200	2,060	2,060	0.1%
OCP CLO, Ltd. 2019-17A E (a) (c)	Diversified Investment Vehicles	L+6.66% (8.79%), 7/20/2032	3,000	2,913	2,946	0.2%
Pikes Peak CLO 19-3A E (a) (c)	Diversified Investment Vehicles	L+6.86% (8.80%), 4/25/2030	3,000	2,849	2,849	0.2%
Sound Point CLO, Ltd. 19-3A E (a) (c)	Diversified Investment Vehicles	L+7.31% (9.41%), 10/25/2032	3,000	2,912	2,972	0.2%
Sound Point CLO, Ltd. 2015-3A ER (a) (c)	Diversified Investment Vehicles	L+5.25% (7.22%), 1/20/2028	2,000	1,881	1,915	0.1%
Symphony CLO, Ltd. 2012-9A ER2 (a) (c)	Diversified Investment Vehicles	L+6.95% (8.95%), 7/16/2032	3,000	2,942	2,972	0.2%
TCW CLO 2019-1 AMR, Ltd. 19-1A F (a) (c)	Diversified Investment Vehicles	L+8.67% (10.58%), 2/15/2029	2,500	2,396	2,396	0.2%
Vibrant CLO, Ltd. 2016-4A DR (a) (c)	Diversified Investment Vehicles	L+4.33% (6.30%), 7/20/2032	3,000	2,913	2,947	0.2%
Whitehorse, Ltd. 2014-1A E (a) (c) (p)	Diversified Investment Vehicles	L+4.55% (6.46%), 5/1/2026	8,000	7,717	7,054	0.5%
Zais CLO 13, Ltd. 19-13A D1 (a) (c)	Diversified Investment Vehicles	L+4.52% (6.60%), 7/15/2032	3,000	2,854	2,908	0.2%
Collateralized Securities - Equity Investments (n)
CVP Cascade CLO, Ltd. 2013-CLO1 Side Letter (a) (c)	Diversified Investment Vehicles	0.00%, 1/16/2026	$3,243	$106	$24	0.0%
CVP Cascade CLO, Ltd. 2014-2A Side Letter (a) (c)	Diversified Investment Vehicles	0.00%, 7/18/2026	3,755	463	38	0.0%
Figueroa CLO, Ltd. 2014-1A Side Letter (a) (c)	Diversified Investment Vehicles	0.00%, 1/15/2027	2,986	597	67	0.0%
MidOcean Credit CLO 2013-2A INC (a) (c) (p) (v)	Diversified Investment Vehicles	0.76%, 1/29/2025	37,600	16,815	11,835	0.8%
NewStar Arlington Senior Loan Program, LLC 14-1A SUB (a) (c) (p) (v)	Diversified Investment Vehicles	16.56%, 7/25/2025	31,603	19,353	19,697	1.4%
Newstar Fairfield Fund CLO, Ltd. 2015-1RA SUB (a) (c) (p) (v)	Diversified Investment Vehicles	21.81%, 1/20/2027	31,575	7,298	6,607	0.5%
OFSI Fund, Ltd. 2014-6A Side Letter (a) (c)	Diversified Investment Vehicles	0.00%, 3/20/2025	1,970	263	—	—%
Whitehorse, Ltd. 2014-1A Side Letter (a) (c) (p)	Diversified Investment Vehicles	10.44%, 5/1/2026	1,886	134	35	0.0%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Whitehorse, Ltd. 2014-1A SUB (a) (c) (p) (v)	Diversified Investment Vehicles	0.00%, 5/1/2026	$36,000	$6,965	$286	0.0%
Subtotal Collateralized Securities				$122,870	$108,927	7.4%

Equity/Other - 17.7% (b) (d)
Aden & Anais Holdings, Inc. (c) (e) (x)	Retail		4,470	$—	$—	—%
Answers Corp. (c) (p)	Media/Entertainment		908,911	11,361	727	0.0%
Avaya Holdings Corp. (a) (e) (s)	Technology		187,660	2,979	2,533	0.2%
Baker Hill Acquisition, LLC (c) (e)	Financials		22,653	—	—	—%
Boston Market Corp. (c) (e) (u)	Food & Beverage		160,327	—	—	—%
Capstone Nutrition Development, LLC (c) (e) (p) (u)	Consumer		47,883	4,788	4,788	0.3%
Captek Softgel International, Inc. (c) (e) (x)	Health/Fitness		8,498	942	—	—%
CRD Holdings, LLC (a) (c) (o) (u)	Energy	9.00%	52,285,603	28,066	28,943	2.0%
CRS-SPV, Inc. (c) (e) (o)	Industrials		246	2,219	2,221	0.2%
Danish CRJ, Ltd. (a) (c) (e) (p) (r)	Transportation		5,002	—	—	—%
Data Source Holdings, LLC (c) (e)	Business Services		10,617	140	93	0.0%
Del Real, LLC (c) (e) (u)	Food & Beverage		670,510	382	—	—%
Dyno Acquiror, Inc. (c) (e)	Consumer		134,102	58	80	0.0%
HemaSource, Inc. (c) (e) (x)	Healthcare		223,503	168	101	0.0%
ICP Industrial, Inc. (c) (e)	Chemicals		288	279	380	0.0%
Integrated Efficiency Solutions, Inc. (c) (e)	Industrials		53,215	56	—	—%
Integrated Efficiency Solutions, Inc. (c) (e)	Industrials		2,975	3	—	—%
Kahala Ireland OpCo Designated Activity Company (a) (c) (e) (h) (o)	Transportation		1	—	57,226	3.9%
Kahala Ireland OpCo Designated Activity Company (a) (c) (e) (h) (o)	Transportation		3,250,000	2,795	3,250	0.2%
Kahala US OpCo, LLC (a) (c) (e) (k) (o)	Transportation	13.00%	4,413,472	—	—	—%
K-Square Restaurant Partners, LP (c) (e) (x)	Food & Beverage		447	175	—	—%
Lakeview Health Holdings, Inc. (c) (e)	Healthcare		447	—	—	—%
MGTF Holdco, LLC (c) (e) (o) (u)	Media/Entertainment		330,000	—	—	—%
MIC Holding, LLC (c) (e)	Consumer		30,000	3,750	3,822	0.3%
MIC Holding, LLC (c) (e)	Consumer		1,470	3,687	4,520	0.3%
Micross Solutions, LLC (c) (e)	Software/Services		442,430	223	1,040	0.1%
Mood Media Corp. (c) (e)	Media/Entertainment		121,021	27	—	—%
Motor Vehicle Software Corp. (c) (e) (x)	Business Services		223,503	318	268	0.0%
NexSteppe, Inc. (c) (e) (o)	Chemicals		237,239,694	737	—	—%
NMFC Senior Loan Program I, LLC (a) (o)	Diversified Investment Vehicles		50,000	50,000	47,310	3.2%
Nomacorc, LLC (c) (e) (u)	Industrials		356,816	56	143	0.0%
Park Ave RE Holdings, LLC (c) (e) (o) (w)	Financials		719	2,842	11,133	0.8%
PCX Aerostructures, LLC (c) (e) (p)	Industrials		27,250	—	—	—%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
PCX Aerostructures, LLC (c) (e) (p)	Industrials		315	$—	$—	—%
PCX Aerostructures, LLC (c) (e) (p)	Industrials		1,356	—	—	—%
PennantPark Credit Opportunities Fund II, LP (a) (p)	Diversified Investment Vehicles		8,739	8,739	8,707	0.6%
PT Network, LLC (c) (e) (u)	Healthcare		3	—	—	—%
RMP Group, Inc. (c) (e) (u)	Financials		223	164	274	0.0%
RockYou, Inc. (c) (e)	Media/Entertainment		15,105	—	—	—%
Schweiger Dermatology Group, LLC (c) (e) (u)	Healthcare		265,024	—	—	—%
Siena Capital Finance, LLC (c) (o)	Financials		35,839,400	36,537	36,915	2.5%
Smile Brands, Inc. (c) (e)	Healthcare		712	815	1,101	0.1%
Squan Holding Corp. (c) (e)	Telecom		180,835	—	—	—%
Squan Holding Corp. (c) (e)	Telecom		8,962	—	—	—%
St. Croix Hospice Acquisition Corp. (c) (e)	Healthcare		112	—	31	0.0%
St. Croix Hospice Acquisition Corp. (c) (e)	Healthcare		112	64	134	0.0%
SYNACOR, Inc. (e) (s)	Technology		59,785	—	91	0.0%
Tap Rock Resources, LLC (c) (e) (g) (p) (u)	Energy		20,672,210	20,672	20,879	1.4%
Tax Advisors Group, LLC (c) (e) (u)	Financials		86	609	755	0.1%
Tax Defense Network, LLC (c) (e) (p)	Consumer		633,382	—	—	—%
Tax Defense Network, LLC (c) (e) (p)	Consumer		147,099	425	—	—%
Team Waste, LLC (c) (e) (p) (u)	Industrials		111,752	2,235	2,235	0.2%
Tennenbaum Waterman Fund, LP (a) (p)	Diversified Investment Vehicles		10,000	10,000	9,841	0.7%
THL Credit Greenway Fund II, LLC (a) (p)	Diversified Investment Vehicles		5,048	5,048	2,554	0.2%
Travelpro Products, Inc. (a) (c) (e)	Consumer		447,007	506	581	0.0%
United Biologics, LLC (c) (e) (u)	Healthcare		39,769	132	21	0.0%
United Biologics, LLC (c) (e) (u)	Healthcare		99,236	—	—	—%
United Biologics, LLC (c) (e) (u)	Healthcare		3,155	—	—	—%
United Biologics, LLC (c) (e) (u)	Healthcare		223	35	9	0.0%
United Biologics, LLC (c) (e) (u)	Healthcare		4,206	31	15	0.0%
USASF Holdco, LLC (c) (e) (u)	Financials		10,000	10	—	—%
USASF Holdco, LLC (c) (e) (u)	Financials		490	490	640	0.0%
USASF Holdco, LLC (c) (e) (u)	Financials		139	139	278	0.0%
Vantage Mobility International, LLC (c) (e) (p)	Transportation		1,468,221	—	—	—%
Vantage Mobility International, LLC (c) (e) (p)	Transportation		391,131	—	—	—%
Vantage Mobility International, LLC (c) (e) (p)	Transportation		3,139,625	3,140	942	0.1%
Women's Marketing, Inc. (c) (e)	Media/Entertainment		3,643	—	—	—%
World Business Lenders, LLC (c) (e)	Financials		922,669	3,750	3,755	0.3%
WPNT, LLC (c) (e) (o) (u)	Media/Entertainment		330,000	—	—	—%
WSO Holdings, LP (c) (e)	Food & Beverage		698	279	—	—%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

Portfolio Company (f) (q)	Industry	Investment Coupon Rate / Maturity (y)	Principal / Number of Shares	Amortized Cost	Fair Value	% of Net Assets (b)
Wythe Will Tzetzo, LLC (c) (e) (u)	Food & Beverage		22,312	$301	$—	—%
YummyEarth, Inc. (c) (e)	Food & Beverage		223	—	—	—%
Subtotal Equity/Other				$210,172	$258,336	17.7%

TOTAL INVESTMENTS - 174.1% (b)				$2,639,642	$2,546,184	174.1%

Forward foreign currency contracts:

Counterparty	Contract to Deliver		In Exchange For	Maturity Date	Unrealized Depreciation
Goldman Sachs International	CAD	21,807	$16,359	1/10/2020	$(388)

(a)	All of the Company's investments, except the investments noted by this footnote, are qualifying assets under Section 55(a) of the Investment Company Act of 1940, as amended (the "1940 Act"). Under the 1940 Act, the Company may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of the Company's total assets. Qualifying assets represent 75.9% of the Company's total assets. The significant majority of all investments held are deemed to be illiquid.

(b)	Percentages are based on net assets as of December 31, 2019.

(c)	The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's Board of Directors as required by the 1940 Act. Such investments are valued using significant unobservable inputs (See Note 3 to the consolidated financial statements).

(d)	All amounts are in thousands except share amounts.

(e)	Non-income producing at December 31, 2019.

(f)	The Company has various unfunded commitments to portfolio companies. Please refer to Note 7 - Commitments and Contingencies for details of these unfunded commitments.

(g)	The commitment related to this investment is discretionary.

(h)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala LuxCo S.A.R.L, which own 100% of the equity of the operating company, Kahala Ireland OpCo Designated Activity Company.

(i)	The Company's investment or a portion thereof is pledged as collateral under the Wells Fargo Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(j)	The Company's investment or a portion thereof is pledged as collateral under the Citi Credit Facility. Individual investments can be divided into parts which are pledged to separate credit facilities.

(k)	The Company's investment is held through the consolidated subsidiaries, Kahala Aviation Holdings, LLC and Kahala Aviation US, Inc. which own 100% of the equity of the operating company, Kahala US OpCo LLC.

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

(l)	For the year ended December 31, 2019, the following investments paid or have the option to pay all or a portion of interest and dividends via payment-in-kind (“PIK”):

Portfolio Company	Investment Type	Cash	PIK	All-in Rate	PIK earned for the year ended December 31, 2019
Gold Standard Baking, Inc.	Senior Secured First Lien Debt	6.50%	2.00%	8.50%	$81
Integral Ad Science, Inc.	Senior Secured First Lien Debt	7.80%	1.25%	9.05%	182
Internap Corp.	Senior Secured First Lien Debt	8.04%	0.75%	8.79%	56
Kahala Ireland OpCo Designated Activity Company	Senior Secured First Lien Debt	13.00%	—%	13.00%	—
Lakeview Health Holdings, Inc.	Senior Secured First Lien Debt	—%	9.75%	9.75%	—
Lakeview Health Holdings, Inc.	Senior Secured First Lien Debt	—%	9.75%	9.75%	—
LightSquared, LP	Senior Secured First Lien Debt	—%	10.85%	10.85%	1,478
Medical Depot Holdings, Inc.	Senior Secured First Lien Debt	7.44%	2.00%	9.44%	93
NexSteppe, Inc.	Senior Secured First Lien Debt	—%	12.00%	12.00%	—
NexSteppe, Inc.	Senior Secured First Lien Debt	—%	12.00%	12.00%	—
ORG Chemical Holdings, LLC	Senior Secured First Lien Debt	9.70%	—%	9.70%	14
ORG Chemical Holdings, LLC	Senior Secured First Lien Debt	9.70%	—%	9.70%	269
PT Network, LLC	Senior Secured First Lien Debt	7.44%	2.00%	9.44%	101
Squan Holding Corp.	Senior Secured First Lien Debt	7.95%	1.00%	8.95%	169
Tax Defense Network, LLC	Senior Secured First Lien Debt	—%	10.00%	10.00%	—
Tax Defense Network, LLC	Senior Secured First Lien Debt	4.47%	5.53%	10.00%	—
Tax Defense Network, LLC	Senior Secured First Lien Debt	4.47%	5.53%	10.00%	—
TwentyEighty, Inc.	Senior Secured First Lien Debt	4.00%	4.00%	8.00%	201
TwentyEighty, Inc.	Senior Secured First Lien Debt	0.25%	8.75%	9.00%	426
Von Drehle Corp.	Senior Secured First Lien Debt	9.44%	4.00%	13.44%	1,068
KidKraft, Inc.	Senior Secured Second Lien Debt	11.00%	1.00%	12.00%	63
Travelpro Products, Inc.	Senior Secured Second Lien Debt	11.00%	2.00%	13.00%	48
Travelpro Products, Inc.	Senior Secured Second Lien Debt	11.00%	2.00%	13.00%	42
Vantage Mobility International, LLC	Senior Secured Second Lien Debt	—%	7.80%	7.80%	—
Vital Proteins, LLC	Senior Secured Second Lien Debt	7.50%	4.50%	12.00%	168
Captek Softgel International, Inc.	Subordinated Debt	10.00%	1.50%	11.50%	80
Community Intervention Services, Inc.	Subordinated Debt	—%	13.00%	13.00%	—
Dyno Acquiror, Inc.	Subordinated Debt	10.50%	1.50%	12.00%	16
HTC Borrower, LLC	Subordinated Debt	10.00%	3.00%	13.00%	169
Park Ave RE Holdings, LLC	Subordinated Debt	13.00%	—%	13.00%	—
PCX Aerostructures, LLC	Subordinated Debt	—%	6.00%	6.00%	462
RMP Group, Inc.	Subordinated Debt	10.50%	1.00%	11.50%	23
Total					$5,209

(m)	The principal amount (par amount) is denominated in Canadian Dollars or CAD.

(n)	For equity investments in Collateralized Securities, the effective yield is presented in place of the investment coupon rate for each investment. Refer to footnote (v) for a further description of an equity investment in a Collateralized Security.

(o)	The provisions of the 1940 Act classify investments based on the level of control that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally presumed to be "non-controlled" when the Company owns 25% or less of the portfolio company's voting securities and/or does not have the power to exercise control over the management or policies of such portfolio company. A company is generally presumed to be "controlled" when the Company owns more than 25% of the portfolio company's voting securities and/or has the power to exercise control over the management or policies of such portfolio company. The Company classifies this investment as "controlled".

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

(p)	The provisions of the 1940 Act classify investments further based on the level of ownership that the Company maintains in a particular portfolio company. As defined in the 1940 Act, a company is generally deemed as "non-affiliated" when the Company owns less than 5% of a portfolio company's voting securities and "affiliated" when the Company owns 5% or more of a portfolio company's voting securities. The Company classifies this investment as "affiliated".

(q)	Unless otherwise indicated, all investments in the consolidated schedule of investments are non-affiliated, non-controlled investments.

(r)	The Company's investment is held through the Consolidated Holding Company, Kahala Aviation Holdings, LLC, which owns 49% of the operating company, Danish CRJ LTD.

(s)	The investment is not a restricted security. All other securities are restricted securities.

(t)	The investment is on non-accrual status as of December 31, 2019.

(u)	Investments are held in the taxable wholly-owned, consolidated subsidiary, 54th Street Equity Holdings, Inc.

(v)	The Collateralized Securities - subordinated notes are treated as equity investments and are entitled to recurring distributions which are generally equal to the remaining cash flow of the payments made by the underlying fund’s securities less contractual payments to debt holders and fund expenses. The estimated yield indicated is based upon a current projection of the amount and timing of these recurring distributions and the estimated amount of repayment of principal upon termination. Such projections are periodically reviewed and adjusted, and the estimated yield may not ultimately be realized.

(w)	The Company's investment is held through the consolidated subsidiary, Park Ave RE, Inc., which owns 100% of the equity of the operating company, Park Ave RE Holdings, LLC.

(x)	The investment is held through BSP TCAP Acquisition Holdings LP which, as further outlined in Note 1, is an affiliated acquisition entity utilized for the Triangle Transaction. Due to certain restrictions, such as limits on the number of partners allowable within the equity structures of the newly acquired investments, these investments are still held within the acquisition entity as of December 31, 2019.

(y)	The majority of the investments bear interest at a rate that may be determined by reference to London Interbank Offered Rate ("LIBOR" or "L") or Prime ("P") and which reset daily, monthly, quarterly, or semiannually. For each, the Company has provided the spread over LIBOR or Prime and the current interest rate in effect at December 31, 2019. Certain investments are subject to a LIBOR or Prime interest rate floor. For fixed rate loans, a spread above a reference rate is not applicable.

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

CONSOLIDATED SCHEDULES OF INVESTMENTS

(dollars in thousands)

December 31, 2019

The following table shows the portfolio composition by industry grouping based on fair value at December 31, 2019:

	At December 31, 2019
	Investments at Fair Value	Percentage of Total Portfolio
Healthcare	$364,143	14.3%
Business Services	354,813	13.9%
Industrials	308,246	12.1%
Transportation	180,676	7.1%
Diversified Investment Vehicles	177,339	7.0%
Financials	170,154	6.7%
Telecom	152,334	6.0%
Energy	152,159	6.0%
Media/Entertainment	141,505	5.5%
Technology	128,117	5.0%
Food & Beverage	109,211	4.3%
Consumer	76,535	3.0%
Education	54,593	2.1%
Gaming/Lodging	47,577	1.9%
Paper & Packaging	43,538	1.7%
Software/Services	42,372	1.7%
Chemicals	32,564	1.3%
Health/Fitness	5,324	0.2%
Retail	4,984	0.2%
Total	$2,546,184	100.0%

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Note 1 — Organization and Basis of Presentation

Business Development Corporation of America (the “Company” or "BDCA") is an externally managed, non-diversified closed-end management investment company incorporated in Maryland in May 2010 that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (“the 1940 Act”). In addition, the Company has elected to be treated for tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company’s investment activities are managed by BDCA Adviser, LLC (the “Adviser”), a subsidiary of Benefit Street Partners L.L.C. (“BSP”) and supervised by the Company’s Board of Directors ("Board"), a majority of whom are independent of the Adviser and its affiliates. As a BDC, the Company is required to comply with certain regulatory requirements.

The Company’s investment objective is to generate both current income and to a lesser extent long-term capital appreciation through debt and equity investments. The Company invests primarily in first and second lien senior secured loans and mezzanine debt issued by middle market companies. The Company defines middle market companies as those with annual revenues up to $1 billion. The Company also purchases interests in loans through secondary market transactions. First and second lien secured loans generally are senior debt instruments that rank ahead of subordinated debt and equity in bankruptcy priority and are generally secured by liens on the operating assets of a borrower, which may include inventory, receivables, plant, property, and equipment. Mezzanine debt is subordinated to senior loans and is generally unsecured. The Company may invest in the equity and junior debt tranches of collateralized loan obligation investment vehicles (“Collateralized Securities” or "CLOs"). CLOs are entities that are formed to manage a portfolio of senior secured loans made to companies whose debt is typically rated below investment grade or, in limited circumstances, unrated. The senior secured loans within these Collateralized Securities meet specified credit and diversity criteria and are subject to concentration limitations in order to create a diverse investment portfolio. In most cases, companies to whom the Company provides customized financing solutions will be privately held at the time the Company invests in them.

On February 1, 2019, Franklin Resources, Inc. (“FRI”) and Templeton International, Inc. (collectively with FRI, “Franklin Templeton”) acquired BSP, including BSP’s 100% ownership interest in the Adviser (the “FT Transaction”).

During the nine months ended September 30, 2020, the Company invested approximately $495.5 million in portfolio companies to contribute to the support of their business objectives of which some were contractually obligated. See Note 7 - Commitments and Contingencies. As of September 30, 2020, the Company held investments in loans it made to investee companies with aggregate principal amounts of $2,094.0 million. The details of such investments have been disclosed on the consolidated schedule of investments as well as in Note 3 - Fair Value of Financial Instruments. In addition to providing loans to investee companies, from time to time the Company may assist investee companies in securing financing from other sources by introducing such investee companies to sponsors or other lending institutions.

While the structure of the Company’s investments is likely to vary, the Company may invest in senior secured debt, senior unsecured debt, subordinated secured debt, subordinated unsecured debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants, CLOs, and other instruments, many of which generate current yields. If the Adviser deems appropriate, the Company may invest in more liquid senior secured and second lien debt securities, some of which may be traded. The Company will make such investments to the extent allowed by the 1940 Act and consistent with its continued qualification as a RIC for federal income tax purposes.

On January 25, 2011, the Company commenced its initial public offering (the “IPO”) on a “reasonable best efforts basis” of up to 150.0 million shares of common stock, $0.001 par value per share, and subsequently amended the offering to issue up to an additional 101.1 million shares of its common stock (the “Offering”). The Company closed the Offering to new investments on April 30, 2015. As of September 30, 2020, the Company had issued 228.6 million shares of common stock for gross proceeds of $2.3 billion including the shares purchased by affiliates and shares issued under the Company's distribution reinvestment plan (“DRIP”). As of September 30, 2020, the Company had repurchased a cumulative 27.9 million shares of common stock through its share repurchase program for payments of $239.7 million.

The Company intends to co-invest, subject to the conditions included in the exemptive order the Company received from the Securities and Exchange Commission ("SEC"), with certain of its affiliates. The Company believes that such co-investments may afford it additional investment opportunities and an ability to achieve greater diversification.

As a BDC, the Company is generally required to invest at least 70% of its total assets primarily in securities of private and certain U.S. public companies (other than certain financial institutions), cash, cash equivalents and U.S. Government securities, and other high-quality debt investments that mature in one year or less.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

The Company is permitted to borrow money from time to time within the levels permitted by the 1940 Act (which generally currently allows it to incur leverage for up to one half of its total assets). The Company has used, and expects to continue to use, its credit facilities and other borrowings, along with proceeds from the rotation of its portfolio and proceeds from private securities offerings to finance its investment objectives.

Although the Small Business Credit Availability Act of 2018 (the “SBCAA”) amended the 1940 Act to permit BDCs to incur increased leverage if certain conditions are met, the Company does not presently intend to avail itself of the increased leverage limits permitted by the SBCAA. If the Company were to avail itself of the increased leverage permitted by the SBCAA, this would effectively allow the Company to double its leverage, which would increase leverage risk and expenses.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements reflect all adjustments, both normal and recurring which, in the opinion of management, are necessary for the fair presentation of the Company’s results of operations and financial condition for the periods presented. The Company is an investment company and follows accounting and reporting guidance in Accounting Standards Codification ("ASC") Topic 946 - Financial Services - Investment Companies ("ASC 946").

We have also formed and expect to continue to form consolidated subsidiaries (the “Consolidated Holding Companies”). The Company consolidates the following subsidiaries for accounting purposes: BDCA Funding I, LLC (“Funding I”), BDCA-CB Funding, LLC (“CB Funding”), BDCA 57th Street Funding, LLC ("57th Street"), BDCA Asset Financing, LLC ("BDCA Asset Financing"), BDCA Helvetica Funding, Ltd. (“Helvetica Funding”), 54th Street Equity Holdings, Inc. and the Consolidated Holding Companies. All significant intercompany balances and transactions have been eliminated in consolidation.

Prior to September 30, 2019, in conjunction with the consolidation of subsidiaries, the Company had recognized non-controlling interests attributable to third party ownership in the following Consolidated Holding Companies: Kahala Aviation Holdings, LLC, Kahala Aviation US, Inc., and Kahala LuxCo S.A.R.L. On September 30, 2019, the Company entered an agreement to purchase the third party ownership of Kahala Aviation Holdings LLC, which in turn owns 100% of the equity of Kahala Aviation US, Inc. and Kahala LuxCo S.A.R.L. As a result of this agreement, the company owns 100% of the equity of Kahala Aviation Holdings LLC, Kahala Aviation US, Inc, and Kahala LuxCo S.A.R.L, and therefore no longer recognizes a non-controlling interest in these Consolidated Holding Companies. The Kahala LuxCo S.A.R.L. entity was liquidated in the second quarter of 2020. See Note 9 - Common Stock for detail of the activity attributable to non-controlling interests.

Interim financial statements are prepared in accordance with U.S. GAAP for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Regulation S-X, as appropriate. Accordingly, the consolidated financial statements may not include all of the information and notes required by U.S. GAAP for annual consolidated financial statements. U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reported periods. Changes in the economic environment, financial markets, and any other parameters used in determining these estimates could cause actual results to differ materially. The current period’s results of operations will not necessarily be indicative of results that ultimately may be achieved for the fiscal year ending on December 31, 2020.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

As provided under ASC 946, the Company will generally not consolidate its investment in a company other than a substantially or wholly-owned investment company or controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the accounts of the Company's substantially wholly-owned subsidiaries in its consolidated financial statements.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Valuation of Portfolio Investments

Portfolio investments are reported on the consolidated statements of assets and liabilities at fair value. On a quarterly basis, the Company performs an analysis of each investment to determine fair value as follows:

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. The Company may also obtain quotes with respect to certain of the Company's investments from pricing services or brokers or dealers in order to value assets. When doing so, the Company determines whether the quote obtained is readily available according to U.S. GAAP to determine the fair value of the security. If determined to be readily available, the Company uses the quote obtained.

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Company may take into account in fair value pricing the Company's investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

With respect to investments for which market quotations are not readily available, the Adviser undertakes a multi-step valuation process each quarter, as described below:

•	Each portfolio company or investment will be valued by the Adviser, with assistance from one or more independent valuation firms engaged by the Company's Board of Directors or as noted below, with respect to investments in an investment fund;

•	The independent valuation firm(s) conduct independent appraisals and make an independent assessment of the value of each investment; and

•	The Board of Directors determines the fair value of each investment, in good faith, based on the input of the Adviser and independent valuation firm (to the extent applicable).

For an investment in an investment fund that does not have a readily determinable fair value, the Company measures the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of ASC 946, as of the Company's measurement date. However, there can be no assurance that the Company will be able to sell such investment at a price equal to its net asset value per share and the Company may ultimately sell such investment at a discount to its net asset value per share.

The Company’s investments in funds that offer periodic liquidity have redemption frequencies which range from monthly to quarterly and redemption notice periods which range from 30 to 90 days. Investments in private equity typically do not offer liquidity and instead, capital is returned through periodic distributions.

Because there is not a readily available market value for most of the investments in its portfolio, the Company values substantially all of its portfolio investments at fair value as determined in good faith by its Board of Directors, as described herein. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company's investments may fluctuate from period to period. Additionally, the fair value of the Company's investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Company may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, the Company could realize significantly less than the value at which the Company has recorded it.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Investment Classification

The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Control” is defined as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. In addition, any person “who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company and/or has the power to exercise control over the management or policies of such portfolio company shall be presumed to control such company. Typically, any person who does not so own more than 25% of the voting securities of any company and/or does not have the power to exercise control over the management or policies of such portfolio company shall be presumed not to control such company.” Consistent with the 1940 Act, “Affiliated Investments” are defined as those investments in companies in which the Company owns 5% or more of the voting securities. Consistent with the 1940 Act, “Non-affiliated Investments” are defined as investments that are neither Control Investments nor Affiliated Investments.

Cash and Cash Equivalents

Cash and cash equivalents include short-term, liquid investments in a money market deposit account. Cash and cash equivalents are carried at cost which approximates fair value.

Offering Costs

The Company incurs certain costs in connection with the registration of shares of its common stock. Offering costs principally relate to professional fees, printing costs, direct marketing expenses, due diligence costs, fees paid to regulators, and other expenses, including the salaries and/or expenses of the Adviser and its affiliates engaged in registering and marketing the Company’s common stock. Such allocated expenses of the Adviser and its affiliates may include the development of marketing materials and presentations, training and educational meetings, and generally coordinating the marketing process for the Company.

Pursuant to the Investment Advisory Agreement, the Company and the Adviser have agreed that the Company will not be liable for organization and offering costs, including transfer agent fees, in excess of 1.5% of the aggregate gross proceeds from the Company’s on-going offering. Should the Company resume continually offering its shares, any offering costs incurred will be capitalized and amortized as an expense on a straight-line basis over a 12-month period. For the periods ended September 30, 2020 and 2019, the Company did not incur any offering costs.

Deferred Financing Costs

Financing costs incurred in connection with the Company’s unsecured notes and revolving credit facilities are capitalized and amortized into expense using the straight-line method, which approximates the effective yield method over the life of the respective facility. See Note 5 - Borrowings for details on the credit facilities and unsecured notes.

Distributions

The Company’s Board of Directors authorizes and declares cash distributions payable on a quarterly basis to stockholders of record on each record date. The amount of each such distribution is subject to the discretion of the Board of Directors and applicable legal restrictions related to the payment of distributions. The Company calculates each stockholder’s specific distribution amount for the quarter using record and declaration dates. The distributions are payable by the fifth day following each record date. From time to time, the Company may also pay interim distributions, including capital gains distributions, at the discretion of the Company’s Board of Directors. The Company’s distributions may exceed earnings, especially during the period before it has substantially invested the proceeds from the offering. As a result, a portion of the distributions made by the Company may represent a return of capital for U.S. federal income tax purposes. A return of capital is a return of each stockholder’s investment rather than earnings or gains derived from the Company’s investment activities.

The Company may fund cash distributions to stockholders from any sources of funds available to the Company, including advances from the Adviser that are subject to reimbursement, as well as offering proceeds, borrowings, net investment income from operations, capital gain proceeds from the sale of assets, and non-capital gain proceeds from the sale of assets. The Company has not established limits on the amount of funds it may use from available sources to make distributions. See Note 13 - Income Tax Information and Distributions to Stockholders for additional information.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Revenue Recognition

Interest Income

Investment transactions are accounted for on the trade date. Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Discount and premium on investments purchased are accreted/amortized over the expected life of the respective investment using the effective yield method. The amortized cost of investments represents the original cost adjusted for the accretion of discount and amortization of premium on investments.

The Company has a number of investments in Collateralized Securities. Interest income from investments in the “equity” class of these Collateralized Securities (in the Company's case, preferred shares or subordinated notes) is recorded based upon an estimation of an effective yield to expected maturity utilizing assumed cash flows in accordance with ASC 325-40-35, Beneficial Interests in Securitized Financial Assets ("ASC 325-40-35"). The Company monitors the expected cash inflows from its equity investments in Collateralized Securities, including the expected principal repayments. The effective yield is determined and updated quarterly. In accordance with ASC 325-40, investments in CLOs are periodically assessed for other-than-temporary impairment ("OTTI"). When the Company determines that a CLO has OTTI, the amortized cost basis of the CLO is written down as of the date of the determination based on events and information evaluated and that write-down is recognized as a realized loss.

Fee Income

Fee income, such as structuring fees, origination, closing, amendment fees, commitment, termination, and other upfront fees are generally non-recurring and are recognized as income when earned, either upon receipt or amortized into income. Upon the re-payment of a loan or debt security, any prepayment penalties and unamortized loan origination, structuring, closing, commitment, and other upfront fees are recorded as income.

Payment-in-Kind Interest/Dividends

The Company holds debt and equity investments in its portfolio that contain payment-in-kind (“PIK”) interest and dividend provisions. The PIK interest and PIK dividend, which represent contractually deferred interest or dividends that add to the investment balance that is generally due at maturity, are generally recorded on the accrual basis.

Non-accrual Income

Investments may be placed on non-accrual status when principal or interest payments are past due and/or when there is reasonable doubt that principal or interest will be collected. Accrued interest which may include un-capitalized PIK interest is generally reversed when an investment is placed on non-accrual status. Previously capitalized PIK interest is not reversed when an investment is placed on non-accrual status. Interest payments received on non-accrual investments may be recognized as income or applied to principal depending upon management's judgment of the ultimate outcome. Non-accrual investments are restored to accrual status when past due principal and interest is paid and, in management's judgment, are likely to remain current.

Net Realized Gain or Loss and Net Change in Unrealized Appreciation or Depreciation

Gain or loss on the sale of investments is calculated using the specific identification method. The Company measures realized gain or loss by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when a gain or loss is realized.

Income Taxes

The Company has elected to be treated for federal income tax purposes as a RIC under Subchapter M of the Code. Generally, a RIC is not subject to federal income taxes in respect of each taxable year if it distributes dividends for federal income tax purposes to stockholders of an amount generally equal to at least 90% of ‘‘investment company taxable income,’’ as defined in the Code, and determined without regard to any deduction for dividends paid. Distributions declared prior to the filing of the previous year's tax return and paid up to twelve months after the previous tax year can be carried back to the prior tax year in determining the distributions paid in such tax year. The Company intends to make sufficient distributions to maintain its ability to be subject to be taxed as a RIC each year. The Company may be subject to federal excise tax imposed at a rate of 4% on certain undistributed amounts. See Note 13 - Income Tax Information and Distributions to Stockholders for additional information.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Note 3 — Fair Value of Financial Instruments

The Company’s fair value measurements are classified into a fair value hierarchy in accordance with ASC Topic 820, Fair Value Measurement, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. This alternative approach also reflects the contractual terms of the derivatives, if any, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The guidance defines three levels of inputs that may be used to measure fair value:

•	Level 1—Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

•	Level 3—Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the above hierarchy requires significant judgment and factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter.

For investments for which Level 1 inputs, such as quoted prices, were not available at September 30, 2020 and December 31, 2019, the investments were valued at fair value as determined in good faith using the valuation policy approved by the Board of Directors using Level 2 and Level 3 inputs. The Company evaluates the source of inputs, including any markets in which the Company's investments are trading, in determining fair value. Due to the inherent uncertainty in the valuation process, the estimate of fair value of the Company’s investment portfolio at September 30, 2020 and December 31, 2019 may differ materially from values that would have been used had a ready market for the securities existed.

In addition to using the above inputs in investment valuations, the Company continues to employ the valuation policy approved by the Board of Directors. Portfolio investments are reported on the consolidated statements of assets and liabilities at fair value. On a quarterly basis the Company performs an analysis of each investment to determine fair value as described below.

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. The Company may also obtain quotes with respect to certain of the Company's investments from pricing services or brokers or dealers in order to value assets. When doing so, the Company determines whether the quote obtained is readily available according to U.S. GAAP to determine the fair value of the security. If determined readily available, the Company uses the quote obtained.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that the Company may take into account in fair value pricing the Company's investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company's ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, and enterprise values, among other factors. When available, broker quotations and/or quotations provided by pricing services are considered as an input in the valuation process.

For an investment in an investment fund that does not have a readily determinable fair value, the Company measures the fair value of the investment predominately based on the net asset value per share of the investment fund if the net asset value of the investment fund is calculated in a manner consistent with the measurement principles of ASC Topic 946, as of the Company's measurement date.

For investments in Collateralized Securities, the Adviser models both the assets and liabilities of each Collateralized Securities' capital structure. The model uses a waterfall engine to store the collateral data, generate cash flows from the assets, and distribute the cash flows to the liability structure based on the contractual priority of payments. The cash flows are discounted using rates that incorporate risk factors such as default risk, interest rate risk, downgrade risk, and credit spread risk, among others. In addition, the Adviser considers broker quotations and/or comparable trade activity is considered as an input to determining fair value when available.

As part of the Company's quarterly valuation process, the Adviser may be assisted by one or more independent valuation firms engaged by the Company. The Board of Directors determines the fair value of each investment, in good faith, based on the input of the Adviser and the independent valuation firm(s) (to the extent applicable).

Determination of fair values involves subjective judgments and estimates. Accordingly, the notes to the consolidated financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on the consolidated financial statements.

For discussion of the fair value measurement of the Company's borrowings, refer to Note 5 - Borrowings.

For discussion of the fair value measurement of the Company's foreign currency contracts, refer to Note 6 - Derivatives.

The following table presents fair value measurements of investments, by major class, as of September 30, 2020, according to the fair value hierarchy:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Measured at Net Asset Value (1)	Total
Senior Secured First Lien Debt	$—	$436,663	$1,122,574	$—	$1,559,237
Senior Secured Second Lien Debt	—	24,992	185,919	—	210,911
Subordinated Debt	—	8,953	108,561	—	117,514
Collateralized Securities	—	—	95,746	—	95,746
Equity/Other	128	—	163,760	63,455	227,343
Total	$128	$470,608	$1,676,560	$63,455	$2,210,751

(1) In accordance with ASC Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient election have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statements of assets and liabilities.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

The following table presents fair value measurements of investments, by major class, as of December 31, 2019, according to the fair value hierarchy:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Measured at Net Asset Value (1)	Total
Senior Secured First Lien Debt	$—	$642,755	$1,121,537	$—	$1,764,292
Senior Secured Second Lien Debt	—	35,246	271,232	—	306,478
Subordinated Debt	—	11,051	97,100	—	108,151
Collateralized Securities	—	—	108,927	—	108,927
Equity/Other	2,624	—	187,300	68,412	258,336
Total	$2,624	$689,052	$1,786,096	$68,412	$2,546,184

(1) In accordance with ASC Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient election have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statements of assets and liabilities.

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the nine months ended September 30, 2020:

	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Subordinated Debt	Collateralized Securities	Equity/Other	Total
Balance as of December 31, 2019	$1,121,537	$271,232	$97,100	$108,927	$187,300	$1,786,096
Net change in unrealized appreciation (depreciation) on investments	(14,273)	(2,968)	4,461	(29,568)	(15,393)	(57,741)
Purchases and other adjustments to cost	243,846	7,799	28,116	53,891	5,751	339,403
Sales and repayments	(325,586)	(56,345)	(19,914)	(35,792)	(19,398)	(457,035)
Net realized gain (loss)	(51,121)	(29,542)	(1,202)	(1,712)	5,500	(78,077)
Transfers in	185,333	16,297	—	—	—	201,630
Transfers out	(37,162)	(20,554)	—	—	—	(57,716)
Balance as of September 30, 2020	$1,122,574	$185,919	$108,561	$95,746	$163,760	$1,676,560
Net change in unrealized appreciation (depreciation) for the period relating to those Level 3 assets that were still held by the Company at the end of the period:	$(53,493)	$(20,462)	$4,850	$(29,924)	$(14,608)	$(113,637)

Purchases represent the acquisition of new investments at cost. Sales and repayments represent principal payments received during the period.

For the nine months ended September 30, 2020, transfers from Level 2 to Level 3 were due to current assessments of investment liquidity and a decrease in the number of observable market inputs. For the nine months ended September 30, 2020, transfers from Level 3 to Level 2 were due to an increase in the number of observable market inputs.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended December 31, 2019:

	Senior Secured First Lien Debt	Senior Secured Second Lien Debt	Subordinated Debt	Collateralized Securities	Equity/Other	Total
Balance as of December 31, 2018	$1,039,223	$252,651	$92,595	$127,212	$117,107	$1,628,788
Net change in unrealized appreciation (depreciation) on investments	11,310	(13,032)	2,896	13,773	29,402	44,349
Purchases and other adjustments to cost	399,096	95,904	25,976	54,094	76,674	651,744
Sales and repayments	(287,445)	(73,393)	(35,326)	(60,418)	(48,014)	(504,596)
Net realized gain (loss)	(45,639)	464	(607)	(25,734)	12,131	(59,385)
Transfers in	55,783	16,396	11,566	—	—	83,745
Transfers out	(50,791)	(7,758)	—	—	—	(58,549)
Balance as of December 31, 2019	$1,121,537	$271,232	$97,100	$108,927	$187,300	$1,786,096
Net change in unrealized appreciation (depreciation) for the period relating to those Level 3 assets that were still held by the Company at the end of the period:	$(29,473)	$(12,908)	$(1,595)	$(7,891)	$29,109	$(22,758)

Purchases represent the acquisition of new investments at cost. Sales and repayments represent principal payments received during the period.

For the year ended December 31, 2019, transfers from Level 2 to Level 3 were due to a decrease in the number of observable market inputs. For the year ended December 31, 2019, transfers from Level 3 to Level 2 were due to an increase in the number of observable market inputs.

The composition of the Company’s investments as of September 30, 2020, at amortized cost and fair value, were as follows:

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Senior Secured First Lien Debt	$1,673,953	$1,559,237	70.6%
Senior Secured Second Lien Debt	242,351	210,911	9.5
Subordinated Debt	115,647	117,514	5.3
Collateralized Securities	139,252	95,746	4.3
Equity/Other	199,371	227,343	10.3
Total	$2,370,574	$2,210,751	100.0%

The composition of the Company’s investments as of December 31, 2019, at amortized cost and fair value, were as follows:

	Investments at Amortized Cost	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Senior Secured First Lien Debt	$1,862,228	$1,764,292	69.3%
Senior Secured Second Lien Debt	335,366	306,478	12.0
Subordinated Debt	109,006	108,151	4.2
Collateralized Securities	122,870	108,927	4.3
Equity/Other	210,172	258,336	10.2
Total	$2,639,642	$2,546,184	100.0%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Significant Unobservable Inputs

The following table summarizes the significant unobservable inputs used to value the majority of the Level 3 investments as of September 30, 2020. The table is not intended to be all-inclusive, but instead identifies the significant unobservable inputs relevant to the determination of fair values.

				Range
Asset Category	Fair Value	Primary Valuation Technique	Unobservable Inputs	Minimum	Maximum		Weighted Average (a)
Senior Secured First Lien Debt	$885,687	Discounted Cash Flow	Market Yield	4.14%	28.04%		9.15%
Senior Secured First Lien Debt	78,248	Yield Analysis	Market Yield	5.48%	14.12%		7.88%
Senior Secured First Lien Debt	55,903	Waterfall Analysis	EBITDA Multiple	0.40x	9.50	x	6.70	x
Senior Secured First Lien Debt (c)	45,488	N/A	N/A	N/A	N/A		N/A
Senior Secured First Lien Debt (b)	26,549	Waterfall Analysis	Discount Rate	16.00%	16.00%		16.00%
Senior Secured First Lien Debt (b)	20,700	Recovery Analysis	EBITDA Multiple	7.03x	7.03	x	7.03	x
Senior Secured First Lien Debt	9,999	Waterfall Analysis	Revenue Multiple	0.17x	0.93	x	0.46	x
Senior Secured Second Lien Debt	125,031	Discounted Cash Flow	Market Yield	7.55%	22.50%		11.20%
Senior Secured Second Lien Debt	50,255	Yield Analysis	Market Yield	8.47%	26.91%		13.31%
Senior Secured Second Lien Debt (b)	8,000	Waterfall Analysis	EBITDA Multiple	5.90x	5.90	x	5.90	x
Senior Secured Second Lien Debt	2,633	Waterfall Analysis	Revenue Multiple	0.48x	0.93	x	0.56	x
Subordinated Debt (b)	38,474	Discounted Cash Flow	Discount Rate	10.75%	10.75%		10.75%
Subordinated Debt (b)	25,500	Waterfall Analysis	Tangible Net Asset Value Multiple	1.42x	1.42	x	1.42	x
Subordinated Debt (b)	24,094	Discounted Cash Flow	Market Yield	8.63%	8.63%		8.63%
Subordinated Debt	15,320	Waterfall Analysis	EBITDA Multiple	4.00x	5.81	x	4.66	x
Subordinated Debt	5,173	Yield Analysis	Market Yield	12.02%	24.68%		19.26%
Collateralized Securities	89,320	Discounted Cash Flow	Discount Rate	7.65%	35.00%		15.98%
Collateralized Securities (c)	6,426	N/A	N/A	N/A	N/A		N/A
Equity/Other	69,962	Waterfall Analysis	Discount Rate	16.00%	16.00%		16.00%
Equity/Other	32,460	Waterfall Analysis	Tangible Net Asset Value Multiple	1.30x	1.42	x	1.42	x
Equity/Other	25,564	Waterfall Analysis	EBITDA Multiple	1.63x	12.00	x	8.04	x
Equity/Other	23,457	Discounted Cash Flow	Market Yield	11.95%	13.66%		12.58%

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Equity/Other (b) (c)	4,995	N/A	N/A	N/A	N/A	N/A
Equity/Other	3,342	Waterfall Analysis	Revenue Multiple	0.12x	2.37x	1.85x
Equity/Other (b)	2,168	Waterfall Analysis	TBV Multiple	3.20x	3.20x	3.20x
Equity/Other (b)	1,812	Discounted Cash Flow	Discount Rate	10.75%	10.75%	10.75%
Total	$1,676,560

(a)	Weighted averages are calculated based on fair value of investments.

(b)	This asset category contains one investment.

(c)	This instrument(s) was held at cost.

There were no significant changes in valuation approach or technique as of September 30, 2020.

Level 3 Inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category include investments in privately held entities where the fair value is based on unobservable inputs.

The income and market approaches were used in the determination of fair value of certain Level 3 assets as of September 30, 2020 and December 31, 2019. The significant unobservable inputs used in the income approach are the discount rate or market yield used to discount the estimated future cash flows expected to be received from the underlying investment, which include both future principal and interest payments. An increase in the discount rate or market yield would result in a decrease in the fair value. Included in the consideration and selection of discount rates is risk of default, rating of the investment, call provisions and comparable company investments. The significant unobservable inputs used in the market approach are based on market comparable transactions and market multiples of publicly traded comparable companies. Increases or decreases in market comparable transactions or market multiples would result in an increase or decrease, respectively, in the fair value.

Valuations of loans, corporate debt, and other debt obligations are generally based on discounted cash flow techniques, for which the significant inputs are the amount and timing of expected future cash flows, market yields and recovery assumptions. The significant inputs are generally determined based on relative value analysis, which incorporate comparisons to other debt instruments for which observable prices or broker quotes are available. Other valuation methodologies are used as appropriate including market comparables, transactions in similar instruments and recovery/liquidation analysis. The Company also considers the use of EBITDA multiples, revenue multiples, tangible net asset value multiples, TBV multiples, and other relevant multiples on its debt and equity investments to determine any credit gains or losses in certain instances. Increases or decreases in either of these inputs in isolation may result in a significantly lower or higher fair value measurement of the respective subject instrument.

The following table summarizes the significant unobservable inputs used to value the majority of the Level 3 investments as of December 31, 2019. The table is not intended to be all-inclusive, but instead identifies the significant unobservable inputs relevant to the determination of fair values.

				Range
Asset Category	Fair Value	Primary Valuation Technique	Unobservable Inputs	Minimum		Maximum		Weighted Average (a)
Senior Secured First Lien Debt	$858,510	Discounted Cash Flow	Market Yield	6.50%		57.85%		10.00%
Senior Secured First Lien Debt	119,724	Waterfall Analysis	Discount Rate	13.00%		19.39%		13.76%
Senior Secured First Lien Debt (c)	51,492	N/A	N/A	N/A		N/A		N/A
Senior Secured First Lien Debt	48,582	Yield Analysis	Market Yield	6.15%		15.65%		10.72%
Senior Secured First Lien Debt	40,373	Waterfall Analysis	EBITDA Multiple	3.00	x	5.50	x	3.86	x

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Senior Secured First Lien Debt	2,856	Waterfall Analysis	Revenue Multiple	0.42x	0.92x	0.71x
Senior Secured Second Lien Debt	201,399	Discounted Cash Flow	Market Yield	6.17%	28.00%	11.40%
Senior Secured Second Lien Debt	46,566	Yield Analysis	Market Yield	10.43%	19.73%	11.38%
Senior Secured Second Lien Debt	18,353	Waterfall Analysis	EBITDA Multiple	4.85x	7.86x	5.16x
Senior Secured Second Lien Debt	4,914	Waterfall Analysis	Revenue Multiple	0.48x	1.59x	0.94x
Subordinated Debt (b)	37,237	Discounted Cash Flow	Discount Rate	8.50%	8.50%	8.50%
Subordinated Debt (b)	22,500	Waterfall Analysis	Tangible Net Asset Value Multiple	1.70x	1.70x	1.70x
Subordinated Debt	13,581	Yield Analysis	Market Yield	12.18%	19.59%	14.45%
Subordinated Debt (b)	12,550	Discounted Cash Flow	Market Yield	9.00%	9.00%	9.00%
Subordinated Debt	11,232	Waterfall Analysis	EBITDA Multiple	5.69x	7.94x	6.76x
Collateralized Securities	85,163	Discounted Cash Flow	Discount Rate	4.60%	22.50%	12.51%
Collateralized Securities (c)	23,764	N/A	N/A	N/A	N/A	N/A
Equity/Other	81,355	Waterfall Analysis	Discount Rate	12.50%	13.00%	12.87%
Equity/Other	37,833	Waterfall Analysis	Tangible Net Asset Value Multiple	1.70x	1.94x	1.71x
Equity/Other	28,943	Discounted Cash Flow	Market Yield	6.66%	13.75%	10.11%
Equity/Other	20,332	Waterfall Analysis	EBITDA Multiple	3.30x	12.06x	7.62x
Equity/Other (b)	11,133	Discounted Cash Flow	Discount Rate	8.50%	8.50%	8.50%
Equity/Other	3,949	Waterfall Analysis	Revenue Multiple	0.16x	2.50x	1.56x
Equity/Other (b)	3,755	Waterfall Analysis	TBV Multiple	4.30x	4.30x	4.30x
Total	$1,786,096

(a)	Weighted averages are calculated based on fair value of investments.

(b)	This asset category contains one investment.

(c)	This instrument(s) was held at cost.

There were no significant changes in valuation approach or technique as of December 31, 2019.

Increases or decreases in any of the above unobservable inputs in isolation would result in a lower or higher fair value measurement for such assets.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

As of September 30, 2020, the Company had fifteen portfolio companies, which represented twenty investments, on non-accrual status with a total amortized cost of $142.9 million and fair value of $83.0 million which represented 6.0% and 3.8% of the investment portfolio's total amortized cost and fair value, respectively. As of December 31, 2019, the Company had eight portfolio companies, which represented twelve investments, on non-accrual status with a total amortized cost of $62.8 million and fair value of $22.5 million, which represented 2.4%, and 0.9% of the investment portfolio's total amortized cost and fair value, respectively. Refer to Note 2 - Summary of Significant Accounting Policies - for additional details regarding the Company’s non-accrual policy.

Note 4 — Related Party Transactions and Arrangements

Investment Advisory Agreement

Pursuant to the Investment Advisory Agreement and for the investment advisory and management services provided thereunder, the Company pays the Adviser a base management fee and an incentive fee.

Prior to February 1, 2019, the Adviser provided investment advisory and management services under the investment advisory and management services agreement, effective November 1, 2016 (the “Prior Investment Advisory Agreement”), and most recently re-approved by the Board in August 2018. The terms of the Prior Investment Advisory Agreement were materially identical to the Investment Advisory Agreement. The Prior Investment Advisory Agreement automatically terminated on February 1, 2019 upon the indirect change of control of the Adviser on the consummation of Franklin Templeton's acquisition of BSP. The Investment Advisory Agreement was approved by the Board, including a majority of independent directors, on October 22, 2018, and by stockholders at a special meeting held on January 11, 2019 and took effect February 1, 2019.

Base Management Fee

The base management fee is calculated at an annual rate of 1.5% of the Company’s average gross assets. The Company's gross assets increase or decrease with any appreciation or depreciation associated with a derivative contract. Average gross assets is calculated based on the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters. The base management fee is payable quarterly in arrears and is appropriately pro-rated for any partial month or quarter. All or any part of the base management fee not taken as to any quarter may be deferred without interest and may be taken in such other quarter as the Adviser will determine within three years.

As of September 30, 2020 and December 31, 2019, $8.9 million and $10.1 million was payable to the Adviser for base management fees, respectively.

For the three and nine months ended September 30, 2020, the Company incurred $8.9 million and $28.3 million, respectively, in base management fees under the Investment Advisory Agreement. For the three and nine months ended September 30, 2019, the Company incurred $10.3 million and $29.7 million, respectively, in base management fees under the Investment Advisory Agreement.

Incentive Fees

The incentive fee consists of two parts. The first part is referred to as the incentive fee on income and it is calculated and payable quarterly in arrears based on the Company’s “Pre-Incentive Fee Net Investment Income” for the immediately preceding quarter. “Pre-Incentive Fee Net Investment Income” means interest income, dividend income, and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence, and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-Incentive Fee Net Investment Income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with payment-in-kind interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-Incentive Fee Net Investment Income does not include any realized capital gains or losses, or unrealized capital appreciation or depreciation. The payment of the incentive fee on income is subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on the value of the Company's net assets at the end of the most recently completed calendar quarter, of 1.75% (7.00% annualized), subject to a “catch up” feature (as described below). The calculation of the incentive fee on income for each quarter is as follows:

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

•	No incentive fee on income will be payable to the Adviser in any calendar quarter in which the Company’s Pre-Incentive Fee Net Investment Income does not exceed the preferred return rate of 1.75% or 7.00% annualized (the “Preferred Return”) on net assets;

•	100% of the Company’s Pre-Incentive Fee Net Investment Income, if any, that exceeds the preferred return but is less than or equal to 2.1875% in any calendar quarter (8.75% annualized) will be payable to the Adviser. This portion of the Company’s incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 20% on all of the Company’s Pre-Incentive Fee Net Investment Income when the Company’s Pre-Incentive Fee Net Investment Income reaches 2.1875% (8.75% annualized) in any calendar quarter; and

•	For any quarter in which the Company's Pre-Incentive Fee Net Investment Income exceeds 2.1875% (8.75% annualized), the incentive fee on income will be equal to 20% of the amount of the Company’s Pre-Incentive Fee Net Investment Income, as the Preferred Return and catch-up will have been achieved.

As of September 30, 2020 and December 31, 2019, $0.0 million and $6.5 million was payable to the Adviser for the incentive fee on income, respectively.

For both the three and nine months ended September 30, 2020, the Company did not incur incentive fees on income under the Investment Advisory Agreement. For the three and nine months ended September 30, 2019, the Company incurred $7.0 million and $20.5 million, respectively, in incentive fees on income under the Investment Advisory Agreement.

The second part of the incentive fee, referred to as the “incentive fee on capital gains during operations,” is an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to the Company’s liquidation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, if earlier). This fee equals 20% of the Company’s incentive fee capital gains, which equals the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees. For the three and nine months ended September 30, 2020 and 2019, the Company did not incur incentive fees on capital gains during operations under the Investment Advisory Agreement.

Administration Agreement

In connection with the Administration Agreement, BSP provides the Company with office facilities and administrative services. As of September 30, 2020 and December 31, 2019, $0.6 million and $0.6 million was payable to BSP under the Administration Agreement, respectively.

For the three and nine months ended September 30, 2020, the Company incurred $0.6 million and $1.4 million, respectively, in administrative service fees under the Administration Agreement. For the three and nine months ended September 30, 2019, the Company incurred $0.6 million and $1.8 million, respectively, in administrative service fees under the Administration Agreement.

Co-Investment Relief

The 1940 Act generally prohibits BDCs from entering into negotiated co-investments with affiliates absent an order from the SEC. The SEC staff has granted the Company exemptive relief that allows it to enter into certain negotiated co-investment transactions alongside with other funds managed by the Adviser or its affiliates (“Affiliated Funds”) in a manner consistent with its investment objective, positions, policies, strategies, and restrictions as well as regulatory requirements and other pertinent factors, subject to compliance with certain conditions (the “Order”). Pursuant to the Order, the Company is permitted to co-invest with its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of its eligible directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transactions, including the consideration to be paid, are reasonable and fair to the Company and the Company's stockholders and do not involve overreaching in respect of the Company or the Company's stockholders on the part of any person concerned, and (2) the transaction is consistent with the interests of the Company’s stockholders and is consistent with the Company’s investment objective and strategies.

Private Placement in connection with FT Transaction

On February 1, 2019, Franklin Templeton acquired BSP, including BSP’s 100% ownership interest in our Adviser. In connection with the FT Transaction, on November 1, 2018, the Company issued approximately 6.1 million and 4.9 million shares of the Company's common stock to FRI and BSP, respectively, at a purchase price of $8.20 per share in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Other Affiliated Parties

The Adviser is the investment adviser of BDCA. The Adviser is an affiliate of BSP, an SEC registered investment adviser. The Adviser and BSP are under common control. Prior to the consummation of the FT Transaction on February 1, 2019, the Adviser was affiliated and under common control with Providence Equity Capital Markets L.L.C. (“PECM”), an SEC registered investment adviser on the BSP platform. The Adviser was affiliated and under common control with Providence Equity Partners L.L.C. (“PEP”), an SEC registered investment adviser. PEP is a global private equity investment adviser and maintained an information barrier between itself and the Adviser, BSP and PECM. The Adviser was affiliated and under common control with Merganser Capital Management, LLC (“Merganser”), an SEC registered investment adviser. BSP, the Adviser, PECM, Merganser and PEP’s respective Form ADV’s are publicly available for review on the SEC Investment Adviser Public Disclosure website.

Note 5 — Borrowings

Wells Fargo Credit Facility

On July 24, 2012, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, Funding I, entered into a revolving credit facility with Wells Fargo and U.S. Bank as collateral agent, account bank, and collateral custodian (as amended from time to time, the “Existing Wells Fargo Credit Facility”). The Existing Wells Fargo Credit Facility was amended on July 7, 2020 (the "July 7th Amendment") to decrease the total aggregate principal amount of borrowings from $600.0 million on a committed basis to $575.0 million. Prior to the July 7th Amendment, the facility was priced at one-month LIBOR, with no LIBOR floor, plus a spread ranging between 1.65% and 2.50% per annum. After the July 7th Amendment, the Existing Wells Fargo Credit Facility was priced at one-month LIBOR, with no LIBOR floor, plus a spread of 2.75% per annum. Interest was payable quarterly in arrears. Funding I was subject to a non-usage fee to the extent the aggregate principal amount available under the Existing Wells Fargo Credit Facility has not been borrowed. The non-usage fee per annum was 0.50% for the first 25% of the unused balance and 2.0% for the portion of the unused balance that exceeded 25%, except for the period from March 15, 2019 through June 15, 2019, where the non-usage fee per annum was 0.50% on any principal amount unused.

On August 28, 2020, the Company refinanced the Existing Wells Fargo Credit Facility with (i) a $300.0 million revolving credit facility with the Company, as collateral manager, Funding I, as borrower, the lenders party thereto, Wells Fargo, as administrative agent, and U.S. Bank, as collateral agent and collateral custodian (the “New Wells Fargo Credit Facility,” together with Existing Wells Fargo Credit Facility, “Wells Fargo Credit Facility”) and (ii) the JPM Credit Facility (as defined below).

The New Wells Fargo Credit Facility provides for borrowings through August 28, 2023, and any amounts borrowed under the New Wells Fargo Credit Facility will mature on August 28, 2025. The New Wells Fargo Credit Facility is priced at three-month LIBOR, with a LIBOR floor of zero, plus a spread calculated based upon the composition of loans in the collateral pool, which will not exceed 2.75% per annum. Interest is payable quarterly in arrears. Funding I will be subject to a non-usage fee to the extent the commitments available under the New Wells Fargo Credit Facility have not been borrowed. The non-usage fee per annum is 0.50% for the first 25% of the unused balance and 2.0% for the portion of the unused balance that exceeds 25%. Funding I paid a structuring fee and incurred other customary costs and expenses in connection with the New Wells Fargo Credit Facility.

Funding I’s obligations under the New Wells Fargo Credit Facility are secured by a first priority security interest in substantially all of the assets of Funding I, including its portfolio of investments and the Company’s equity interest in Funding I. The obligations of Funding I under the New Wells Fargo Credit Facility are non-recourse to the Company.

In connection with the New Wells Fargo Credit Facility, the Company and Funding I have made certain representations and warranties and are required to comply with various covenants and other customary requirements. The New Wells Fargo Credit Facility contains customary default provisions pursuant to which the administrative agent and the lenders under the New Wells Fargo Credit Facility may terminate the Company in its capacity as collateral manager/portfolio manager under the New Wells Fargo Credit Facility. Upon the occurrence of an event of default under the New Wells Fargo Credit Facility, the administrative agent or the lenders may declare the outstanding advances and all other obligations under the New Wells Fargo Credit Facility immediately due and payable.

JPM Credit Facility

On August 28, 2020, the Company, through a wholly-owned, consolidated special purpose financing subsidiary, 57th Street, entered into a $300.0 million revolving credit facility with JPMorgan Chase Bank, National Association, as administrative agent (“JPM”), and U.S. Bank, as collateral agent, collateral administrator and securities intermediary (the “JPM Credit Facility”).

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

The JPM Credit Facility provides for borrowings through August 28, 2023, and any amounts borrowed under the JPM Credit Facility will mature on August 28, 2023 unless the administrative agent exercises its option to extend the maturity date to August 28, 2024. The JPM Credit Facility is priced at three-month LIBOR, with a LIBOR floor of zero, plus a spread of 2.75% per annum. Interest is payable quarterly in arrears. 57th Street will be subject to a non-usage fee to the extent the commitments available under the JPM Credit Facility have not been borrowed. The non-usage fee per annum is 0.50% until August 28, 2021, where the non-usage fee per annum will be 0.75% on any principal amount unused. 57th Street paid a structuring fee and incurred other customary costs and expenses in connection with the JPM Credit Facility.

57th Street’s obligations under the JPM Credit Facility are secured by a first priority security interest in substantially all of the assets of 57th Street, including its portfolio of investments and the Company’s equity interest in 57th Street. The obligations of 57th Street under the JPM Credit Facility are non-recourse to the Company.

In connection with the JPM Credit Facility, the Company and 57th Street have made certain representations and warranties and are required to comply with various covenants and other customary requirements. The JPM Credit Facility contains customary default provisions pursuant to which the administrative agent and the lenders under the JPM Credit Facility may terminate the Company in its capacity as collateral manager/portfolio manager under the JPM Credit Facility. Upon the occurrence of an event of default under the JPM Credit Facility, the administrative agent or the lenders may declare the outstanding advances and all other obligations under the JPM Credit Facility immediately due and payable.

Citi Credit Facility

On June 27, 2014, the Company, through a wholly-owned, special purpose financing subsidiary, CB Funding, entered into a credit facility (as amended from time to time, the “Citi Credit Facility”) with Citibank, N.A. (“Citi”) as administrative agent and U.S. Bank as collateral agent, account bank, and collateral custodian. The Citi Credit Facility provides for borrowings in an aggregate principal amount of up to $400.0 million on a committed basis, subject to the administrative agent’s right to approve the assets acquired by CB Funding and pledged as collateral under the Citi Credit Facility. The Citi Credit Facility's reinvestment period ends on May 31, 2021 and matures on May 31, 2022. On June 22, 2020, the Company, through CB Funding, entered into an amendment (the “Citi Amendment”) to the Citi Credit Facility. The Citi Amendment, among other things, makes certain changes to the Citi Credit Facility in connection with the upcoming LIBOR discontinuation. In connection with the Citi Credit Facility, CB Funding has made certain representations and warranties, is required to comply with various covenants, reporting requirements, and other customary requirements for similar facilities and is subject to certain customary events of default. Upon the occurrence and during the continuation of an event of default, Citi may declare the outstanding advances and all other obligations under the Citi Credit Facility immediately due and payable. During the continuation of an event of default, CB Funding must pay interest at a default rate.

The Citi Credit Facility contains customary default provisions for facilities of this type pursuant to which Citi may terminate the rights, obligations, power, and authority of the Company, in its capacity as servicer of the portfolio assets under the Citi Credit Facility, including, but not limited to, non-performance of Citi Credit Facility obligations, insolvency, defaults of certain financial covenants, and other events with respect to the Company that may be adverse to Citi and the secured parties under the Citi Credit Facility.

The Citi Credit Facility is priced at three-month LIBOR plus a spread of 1.60% per annum through and including the last day of the investment period and 2.00% per annum thereafter. Interest is payable quarterly in arrears. CB Funding is subject to a non-usage fee to the extent the aggregate principal amount available under the Citi Credit Facility has not been borrowed. The non-usage fee per annum is 0.50%. Any amounts borrowed under the Citi Credit Facility along with any accrued and unpaid interest thereunder will mature, and will be due and payable, in three years.

MassMutual Credit Facility

On July 7, 2020, the Company and a wholly-owned, special purpose financing subsidiary, BDCA Asset Financing, entered into a loan and servicing agreement (the “MassMutual Credit Facility”) with Massachusetts Mutual Life Insurance Company (“MassMutual”) as facility servicer and a lender and U.S. Bank National Association as collateral custodian, collateral administrator and administrative agent. The MassMutual Credit Facility provides for borrowings of up to $100.0 million on a committed basis, and, subject to satisfaction of certain conditions, contains an accordion feature whereby the Mass Mutual Credit Facility can be expanded to $150.0 million.

BDCA Asset Financing’s obligations under the MassMutual Credit Facility are secured by a first priority security interest in substantially all of the assets of BDCA Asset Financing, including its portfolio of investments and the Company’s equity interest in BDCA Asset Financing. The obligations of BDCA Asset Financing under the MassMutual Credit Facility are non-recourse to the Company.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

The MassMutual Credit Facility provides for borrowings through December 31, 2021 and matures on December 31, 2025.

The MassMutual Credit Facility is priced at three-month LIBOR, with a LIBOR floor of 0.75%, plus a spread of 5.0% per annum. Interest is payable quarterly in arrears. BDCA Asset Financing will be subject to a non-usage fee of 0.50% to the extent the aggregate principal amount available under the MassMutual Credit Facility has not been borrowed. BDCA Asset Financing paid a structuring fee and incurred other customary costs and expenses in connection with the MassMutual Credit Facility.

In connection with the MassMutual Credit Facility, the Company and BDCA Asset Financing have made certain representations and warranties and are required to comply with various covenants and other customary requirements. The MassMutual Credit Facility contains customary default provisions pursuant to which MassMutual may terminate the Company in its capacity as portfolio asset servicer of the portfolio assets under the MassMutual Credit Facility. Upon the occurrence of an event of default, MassMutual may declare the outstanding advances and all other obligations under the MassMutual Credit Facility immediately due and payable.

2020 Notes

On August 26, 2015, the Company entered into a Purchase Agreement with certain initial purchasers, relating to the Company’s sale of $100.0 million aggregate principal amount of its 6.00% fixed rate senior notes due 2020 (the “2020 Notes”) to the initial purchasers in a private placement in reliance on Section 4(a)(2) of the Securities Act and for initial resale by the initial purchasers to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A promulgated under the Securities Act. The Company relied upon these exemptions from registration based in part on representations made by the initial purchasers. The Purchase Agreement included customary representations, warranties, and covenants by the Company. Under the terms of the Purchase Agreement, the Company had agreed to indemnify the initial purchasers against certain liabilities under the Securities Act. The 2020 Notes had not been registered under the Securities Act and could not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The net proceeds from the sale of the 2020 Notes was approximately $97.9 million, after deducting initial purchasers' discounts and commissions of approximately $1.6 million payable by the Company and estimated offering expenses of approximately $0.5 million payable by the Company. The Company used the net proceeds to make investments in accordance with the Company’s investment objectives and for general corporate purposes.

The 2020 Notes were issued pursuant to an Indenture, dated as of August 31, 2015 (the “2015 Indenture”), between the Company and U.S. Bank National Association, trustee (the “Trustee”). The 2020 Notes bore interest at a rate of 6.00% per year, payable semi-annually on March 1 and September 1 of each year, commencing on March 1, 2016.

On August 14, 2020, the Company redeemed all outstanding 2020 Notes.

2022 Notes

On December 14, 2017, the Company entered into a Purchase Agreement (the “2022 Notes Purchase Agreement”) with Sandler O'Neill & Partners, L.P. (the "Initial Purchaser") relating to the Company's sale of $150.0 million aggregate principal amount of its 4.75% fixed rate notes due 2022 (the “2022 Notes”) to the Initial Purchaser in a private placement in reliance on Section 4(a)(2) of the Securities Act and for initial resale by the Initial Purchaser to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A promulgated under the Securities Act and to institutional accredited investors under Rule 501(a)(1), (2), (3), or (7) under the Securities Act. The Company relied upon these exemptions from registration based in part on representations made by the Initial Purchaser. The 2022 Notes Purchase Agreement also includes customary representations, warranties, and covenants by the Company. Under the terms of the 2022 Notes Purchase Agreement, the Company has agreed to indemnify the Initial Purchaser against certain liabilities under the Securities Act. The 2022 Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration. The net proceeds from the sale of the 2022 Notes was approximately $147.0 million, after deducting an offering price discount of approximately $0.8 million, as well as Initial Purchaser’s discounts and commissions of approximately $1.7 million and offering expenses of approximately $0.6 million, each payable by the Company. The Company used the net proceeds to repay outstanding indebtedness, to make investments in portfolio companies in accordance with its investment objectives, and for general corporate purposes.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

The 2022 Notes were issued pursuant to the Indenture dated as of December 19, 2017 (the “2017 Indenture”), between the Company and the Trustee, and a Supplemental Indenture, dated as of December 19, 2017 (the “Supplemental Indenture”), between the Company and the Trustee. The 2022 Notes will mature on December 30, 2022, unless repurchased or redeemed in accordance with their terms prior to such date. The 2022 Notes bear interest at a rate of 4.75% per year, payable semi-annually on June 30 and December 30 of each year, commencing on June 30, 2018. The 2022 Notes will be general unsecured obligations of the Company that rank senior in right of payment to all of the Company's existing and future indebtedness that is expressly subordinated in right of payment to the 2022 Notes. The 2022 Notes will rank equally in right of payment with all of the Company's existing and future senior liabilities that are not so subordinated, effectively junior to any of the Company's secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and structurally junior to all existing and future indebtedness incurred by the Company's subsidiaries, financing vehicles, or similar facilities, including credit facilities entered into by the Company's wholly owned, special purpose financing subsidiaries.

The 2017 Indenture contains certain covenants, including covenants requiring the Company to (i) comply with the asset coverage requirements of the 1940 Act, whether or not it is subject to those requirements, and (ii) provide financial information to the holders of the 2022 Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended. These covenants are subject to important limitations and exceptions that are described in the 2017 Indenture.

In addition, if a change of control repurchase event, as defined in the 2017 Indenture, occurs prior to maturity, holders of the 2022 Notes will have the right, at their option, to require the Company to repurchase for cash some or all of the 2022 Notes at a repurchase price equal to 100% of the principal amount of the 2022 Notes being repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

2023 Notes

On May 11, 2018, the Company entered into a Purchase Agreement (the “2023 Notes Purchase Agreement”) with the Initial Purchaser relating to the Company’s sale of $60.0 million aggregate principal amount of its 5.375% fixed rate notes due 2023 (the “2023 Notes”) to the Initial Purchaser in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, and for initial resale by the Initial Purchaser to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A promulgated under the Securities Act and to institutional accredited investors under Rule 501 (a)(1), (2), (3), or (7) under the Securities Act. The Company relied upon these exemptions from registration based in part on representations made by the Initial Purchaser. The 2023 Notes Purchase Agreement also includes customary representations, warranties, and covenants by the Company. Under the terms of the 2023 Notes Purchase Agreement, the Company has agreed to indemnify the Initial Purchaser against certain liabilities under the Securities Act. The 2023 Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration. The net proceeds from the sale of the 2023 Notes were approximately $58.7 million, after deducting an offering price discount of approximately $0.3 million, as well as Initial Purchaser’s discounts and commissions of approximately $0.6 million and estimated offering expenses of approximately $0.4 million, each payable by the Company. The Company used the net proceeds to repay outstanding indebtedness, to make investments in portfolio companies in accordance with its investment objectives, and for general corporate purposes. The 2023 Notes were issued pursuant to the 2017 Indenture between the Company and The Trustee, and a Second Supplemental Indenture, dated as of May 16, 2018, between the Company and the Trustee. The 2023 Notes will mature on May 30, 2023, unless repurchased or redeemed in accordance with their terms prior to such date. The 2023 Notes bear interest at a rate of 5.375% per year, payable semi-annually on May 30 and November 30 of each year, commencing on November 30, 2018. The 2023 Notes will be general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the 2023 Notes. The 2023 Notes will rank equally in right of payment with all of the Company’s existing and future senior liabilities that are not so subordinated, effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and structurally junior to all existing and future indebtedness incurred by the Company’s subsidiaries, financing vehicles, or similar facilities, including credit facilities entered into by the Company’s wholly owned, special purpose financing subsidiaries. The 2017 Indenture contains certain covenants, including covenants requiring the Company to (i) comply with the asset coverage requirements of the 1940 Act, whether or not it is subject to those requirements, and (ii) provide financial information to the holders of the 2023 Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended. These covenants are subject to important limitations and exceptions that are described in the 2017 Indenture. In addition, if a change of control repurchase event, as defined in the 2017 Indenture, occurs prior to maturity, holders of the 2023 Notes will have the right, at their option, to require the Company to repurchase for cash some or all of the 2023 Notes at a repurchase price equal to 100% of the principal amount of the 2023 Notes being repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

2024 Notes

On December 3, 2019, the Company entered into a Purchase Agreement (the “2024 Notes Purchase Agreement”) with the Initial Purchaser relating to the Company’s sale of $100.0 million aggregate principal amount of its 4.85% fixed rate notes due 2024 (the “2024 Notes”) to the Initial Purchaser in a private placement in reliance on Section 4(a)(2) of the Securities Act of 1933, and for initial resale by the Initial Purchaser to qualified institutional buyers pursuant to the exemption from registration provided by Rule 144A promulgated under the Securities Act and to institutional accredited investors under Rule 501 (a)(1), (2), (3), or (7) under the Securities Act. The Company relied upon these exemptions from registration based in part on representations made by the Initial Purchaser. The 2024 Notes Purchase Agreement also includes customary representations, warranties, and covenants by the Company. Under the terms of the 2024 Notes Purchase Agreement, the Company has agreed to indemnify the Initial Purchaser against certain liabilities under the Securities Act. The 2024 Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration. The net proceeds from the sale of the 2024 Notes were approximately $98.4 million, after deducting the Initial Purchaser’s discounts and commissions of approximately $1.2 million and estimated offering expenses of approximately $0.4 million, each payable by the Company. The Company used the net proceeds to repay outstanding indebtedness, to make investments in portfolio companies in accordance with its investment objectives, and for general corporate purposes. The 2024 Notes were issued pursuant to the 2017 Indenture between the Company and The Trustee, and a Third Supplemental Indenture, dated as of December 5, 2019, between the Company and the Trustee. The 2024 Notes will mature on December 15, 2024, unless repurchased or redeemed in accordance with their terms prior to such date. The 2024 Notes bear interest at a rate of 4.85% per year, payable semi-annually on June 15 and December 15 of each year, commencing on June 15, 2020. The 2024 Notes will be general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the 2024 Notes. The 2024 Notes will rank equally in right of payment with all of the Company’s existing and future senior liabilities that are not so subordinated, effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and structurally junior to all existing and future indebtedness incurred by the Company’s subsidiaries, financing vehicles, or similar facilities, including credit facilities entered into by the Company’s wholly owned, special purpose financing subsidiaries. The 2017 Indenture contains certain covenants, including covenants requiring the Company to (i) comply with the asset coverage requirements of the 1940 Act, whether or not it is subject to those requirements, and (ii) provide financial information to the holders of the 2024 Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended. These covenants are subject to important limitations and exceptions that are described in the 2017 Indenture. In addition, if a change of control repurchase event, as defined in the 2017 Indenture, occurs prior to maturity, holders of the 2024 Notes will have the right, at their option, to require the Company to repurchase for cash some or all of the 2024 Notes at a repurchase price equal to 100% of the principal amount of the 2024 Notes being repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

The weighted average annualized interest cost for all borrowings for the nine months ended September 30, 2020 and 2019 was 3.73% and 4.67%, respectively. The average daily debt outstanding for the nine months ended September 30, 2020 and 2019 was $1.1 billion and $1.0 billion, respectively. The maximum debt outstanding for the nine months ended September 30, 2020 and 2019 was $1.5 billion and $1.2 billion, respectively.

The following table represents borrowings as of September 30, 2020:

	Maturity Date	Total Aggregate Borrowing Capacity	Total Principal Outstanding	Less Deferred Financing Costs	Amount per Consolidated Statements of Assets and Liabilities
Wells Fargo Credit Facility	8/28/2025	$300,000	$225,000	$(7,484)	$217,516
JPM Credit Facility	8/28/2023	300,000	240,000	(848)	239,152
Citi Credit Facility	5/31/2022	400,000	119,500	(1,571)	117,929
MassMutual Credit Facility	12/31/2025	100,000	—	(2,371)	(2,371)
2024 Notes	12/15/2024	100,000	98,997	(156)	98,841
2023 Notes	5/30/2023	60,000	59,827	(502)	59,325
2022 Notes	12/30/2022	150,000	149,629	(1,025)	148,604
Totals		$1,410,000	$892,953	$(13,957)	$878,996

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

The following table represents borrowings as of December 31, 2019:

	Maturity Date	Total Aggregate Borrowing Capacity	Total Principal Outstanding	Less Deferred Financing Costs	Amount per Consolidated Statements of Assets and Liabilities
Wells Fargo Credit Facility	5/9/2023	$600,000	$436,652	$(6,738)	$429,914
Citi Credit Facility	5/31/2022	400,000	250,500	(2,271)	248,229
2024 Notes	12/15/2024	100,000	98,818	(184)	98,634
2023 Notes	5/30/2023	60,000	59,778	(644)	59,134
2022 Notes	12/30/2022	150,000	149,505	(1,367)	148,138
2020 Notes	9/1/2020	100,000	99,789	(84)	99,705
Totals		$1,410,000	$1,095,042	$(11,288)	$1,083,754

The following table represents interest and debt fees for the three and nine months ended September 30, 2020:

	Three months ended September 30, 2020					Nine months ended September 30, 2020
	Interest Rate	Non- Usage Rate	Interest Expense	Deferred Financing Costs (6)	Other Fees (7)	Interest Rate	Non- Usage Rate	Interest Expense	Deferred Financing Costs (6)	Other Fees (7)
Wells Fargo Credit Facility	(1)	(2)	$2,967	$635	$97	(1)	(2)	$10,899	$1,634	$365
JPM Credit Facility	(3)	(4)	681	27	28	(3)	(4)	681	27	28
Citi Credit Facility	L+1.60%	0.50%	751	236	344	L+1.60%	0.50%	5,450	702	636
MassMutual Credit Facility	(5)	0.50%	—	101	158	(5)	0.50%	—	101	158
2024 Notes	4.85%	n/a	1,272	9	8	4.85%	n/a	3,816	28	34
2023 Notes	5.38%	n/a	823	48	11	5.38%	n/a	2,468	142	11
2022 Notes	4.75%	n/a	1,823	115	—	4.75%	n/a	5,468	342	9
2020 Notes	6.00%	n/a	754	21	—	6.00%	n/a	3,895	84	8
Totals			$9,071	$1,192	$646			$32,677	$3,060	$1,249

(1) Prior to an amendment on July 7, 2020, the Wells Fargo Credit Facility had an interest rate priced at one-month LIBOR, with no LIBOR floor, plus a spread ranging between 1.65% and 2.50% per annum, depending on the composition of the portfolio of loans owned. From July 7, 2020 until August 28, 2020, the Wells Fargo Credit Facility had an interest rate priced at one-month LIBOR, with no LIBOR floor, plus a spread of 2.75% per annum. From August 28, 2020 through September 30, 2020, the Wells Fargo Credit Facility had an interest rate priced at three-month LIBOR, with a LIBOR floor of zero, plus a spread calculated based upon the composition of the loans in the collateral pool, which will not exceed 2.75% per annum.

(2) The non-usage fee per annum is 0.50% for the first 25% of the unused balance and 2.0% for the portion of the unused balance that exceeds 25%.

(3) Interest rate is priced at three-month LIBOR, with a LIBOR floor of zero, plus a spread of 2.75% per annum.

(4) The non-usage fee per annum is 0.50% until August 28, 2021, where the non-usage fee per annum will be 0.75% on any principal amount unused.

(5) Interest rate is priced at three-month LIBOR, with a LIBOR floor of 0.75%, plus a spread of 5.0% per annum.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

(6) Amortization of deferred financing costs.

(7) Includes non-usage fees and custody fees.

The following table represents interest and debt fees for the three and nine months ended September 30, 2019:

	Three months ended September 30, 2019					Nine months ended September 30, 2019
	Interest Rate	Non- Usage Rate	Interest Expense	Deferred Financing Costs (3)	Other Fees (4)	Interest Rate	Non - Usage Rate	Interest Expense	Deferred Financing Costs (3)	Other Fees (4)
Wells Fargo Credit Facility	(1)	(2)	$5,193	$494	$214	(1)	(2)	$14,678	$1,461	$952
Citi Credit Facility	L+1.60%	0.50%	3,454	230	98	L+1.60%	0.50%	10,133	629	366
2023 Notes	5.38%	n/a	823	47	9	5.38%	n/a	2,467	141	9
2022 Notes	4.75%	n/a	1,823	115	2	4.75%	n/a	5,467	341	7
2020 Notes	6.00%	n/a	1,596	32	1	6.00%	n/a	4,753	94	7
Totals			$12,889	$918	$324			$37,498	$2,666	$1,341

(1) Interest rate is priced at one month's LIBOR with no LIBOR floor, plus a spread ranging between 1.65% and 2.50% per annum, depending on the composition of the portfolio of loans owned.

(2) The non-usage fee per annum is 0.50% for the first 25% of the unused balance and 2.0% for the portion of the unused balance that exceeds 25%, except for the period from March 15, 2019 through June 15, 2019, where the non-usage fee per annum was 0.50% on any principal amount unused.

(3) Amortization of deferred financing costs.

(4) Includes non-usage fees, custody fees, and trustee fees.

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate fair value. The fair value of short-term financial instruments such as cash and cash equivalents, due to affiliates, and accounts payable approximate their carrying value on the accompanying consolidated statements of assets and liabilities due to their short-term nature. The fair value of the Company's 2020 Notes, 2022 Notes, 2023 Notes, and 2024 Notes are derived from market indications provided by Bloomberg Finance L.P. at September 30, 2020 and December 31, 2019.

At September 30, 2020, the carrying amount of the Company's secured borrowings approximated their fair value. The fair values of the Company's debt obligations are determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company's borrowings is estimated based upon market interest rates for the Company's own borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any. As of September 30, 2020 and December 31, 2019, the Company's borrowings would be deemed to be Level 3, as defined in Note 3 - Fair Value of Financial Instruments.

The fair values of the Company’s remaining financial instruments that are not reported at fair value on the accompanying consolidated statements of assets and liabilities are reported below:

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

	Level	Carrying Amount at September 30, 2020	Fair Value at September 30, 2020
Wells Fargo Credit Facility	3	$225,000	$225,000
JPM Credit Facility	3	240,000	240,000
Citi Credit Facility	3	119,500	119,500
MassMutual Credit Facility	3	—	—
2024 Notes	3	98,997	99,782
2023 Notes	3	59,827	62,042
2022 Notes	3	149,629	154,838
		$892,953	$901,162

	Level	Carrying Amount at December 31, 2019	Fair Value at December 31, 2019
Wells Fargo Credit Facility	3	$436,652	$436,652
Citi Credit Facility	3	250,500	250,500
2024 Notes	3	98,818	99,722
2023 Notes	3	59,778	60,721
2022 Notes	3	149,505	151,937
2020 Notes	3	99,789	101,389
		$1,095,042	$1,100,921

Note 6 — Derivatives

Foreign Currency

The Company may enter into forward foreign currency contracts from time to time to facilitate settlement of purchases and sales of investments denominated in foreign currencies or to help mitigate the impact that an adverse change in foreign exchange rates would have on the value of the Company's investments denominated in foreign currencies. A forward foreign currency contract is a commitment to purchase or sell a foreign currency at a future date (usually the security transaction settlement date) at a negotiated forward rate. These contracts are marked-to-market by recognizing the difference between the contract exchange rate and the current market rate as unrealized appreciation or depreciation. Realized gains or losses are recognized when contracts are settled. The Company's forward foreign currency contracts generally have terms of approximately three months. The volume of open contracts at the end of each reporting period is reflective of the typical volume of transactions during each calendar quarter. Risks may arise as a result of the potential inability of the counterparties to meet the terms of their contracts. The Company attempts to limit this risk by dealing with creditworthy counterparties.

At September 30, 2020 and December 31, 2019, the forward foreign currency contracts were classified within Level 2 of the fair value hierarchy. The foreign currency forward contract held as of September 30, 2020, was subject to ISDA Master Agreements or similar agreements. The foreign currency forward contract held as of December 31, 2019, was subject to ISDA Master Agreements or similar agreements.

The Company is operated by a person who has claimed an exclusion from the definition of the "commodity pool operator" under the Commodity Exchange Act, and, therefore, who is not subject to registration or regulation as a pool operator under such Act.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Note 7 — Commitments and Contingencies

Commitments

In the ordinary course of business, the Company may enter into future funding commitments. As of September 30, 2020, the Company had unfunded commitments on delayed draw term loans of $21.2 million (including $18.7 million of non-discretionary commitments and $2.5 million of discretionary commitments), unfunded commitments on revolver term loans of $39.0 million, and unfunded equity capital discretionary commitments of $11.1 million. As of December 31, 2019, the Company had unfunded commitments on delayed draw term loans of $24.9 million (including $21.8 million of non-discretionary commitments and $3.1 million of discretionary commitments), unfunded commitments on revolver term loans of $28.0 million, and unfunded equity capital discretionary commitments of $21.4 million. The Company maintains sufficient cash on hand and available borrowings to fund such unfunded commitments.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

As of September 30, 2020, the Company's unfunded commitments consisted of the following:

September 30, 2020

Portfolio Company Name	Investment Type	Commitment Type	Total Commitment	Remaining Commitment
AMI Entertainment Network, LLC	Senior Secured First Lien Debt	Revolver term loan	$1,234	$1,234
Arch Global Precision, LLC	Senior Secured First Lien Debt	Delayed draw term loan	2,005	2,005
Arch Global Precision, LLC	Senior Secured First Lien Debt	Revolver term loan	1,008	1,008
CCW, LLC	Senior Secured First Lien Debt	Revolver term loan	1,576	200
CRS-SPV, Inc.	Senior Secured First Lien Debt	Revolver term loan	224	162
Health Plan One, Inc.	Senior Secured First Lien Debt	Revolver term loan	1,458	1,458
ICR Operations, LLC	Senior Secured First Lien Debt	Revolver term loan	2,753	1,376
Ideal Tridon Holdings, Inc.	Senior Secured First Lien Debt	Delayed draw term loan	80	34
Ideal Tridon Holdings, Inc.	Senior Secured First Lien Debt	Revolver term loan	2,810	1,686
Integral Ad Science, Inc.	Senior Secured First Lien Debt	Revolver term loan	1,085	1,085
Integrated Global Services, Inc.	Senior Secured First Lien Debt	Revolver term loan	2,028	406
KMTEX, LLC (1)	Senior Secured First Lien Debt	Delayed draw term loan	2,678	2,544
Labrie Environmental Group, LLC	Senior Secured First Lien Debt	Revolver term loan	4,913	4,913
Lakeview Health Holdings, Inc.	Senior Secured First Lien Debt	Revolver term loan	325	186
MED Parentco, LP	Senior Secured First Lien Debt	Delayed draw term loan	1,429	429
Midwest Can Company, LLC	Senior Secured First Lien Debt	Revolver term loan	1,543	1,543
Miller Environmental Group, Inc.	Senior Secured First Lien Debt	Delayed draw term loan	1,131	1,131
Miller Environmental Group, Inc.	Senior Secured First Lien Debt	Revolver term loan	1,324	927
Mintz Group, LLC	Senior Secured First Lien Debt	Delayed draw term loan	1,344	1,344
Mintz Group, LLC	Senior Secured First Lien Debt	Revolver term loan	630	630
Muth Mirror Systems, LLC	Senior Secured First Lien Debt	Revolver term loan	1,299	974
New Amsterdam Software Bidco, LLC	Senior Secured First Lien Debt	Delayed draw term loan	1,790	1,790
Norvax, LLC	Senior Secured First Lien Debt	Revolver term loan	1,152	1,152
Olaplex, Inc.	Senior Secured First Lien Debt	Revolver term loan	1,908	954
Pike Corp.	Senior Secured First Lien Debt	Revolver term loan	6,115	6,115
Planet Equity Group, LLC	Senior Secured First Lien Debt	Revolver term loan	2,325	1,162
PT Network, LLC	Senior Secured First Lien Debt	Revolver term loan	1,316	1,316
Questex, Inc.	Senior Secured First Lien Debt	Revolver term loan	2,584	1,292
RE Investment Company, LLC	Senior Secured First Lien Debt	Delayed draw term loan	5,695	5,695
Reddy Ice Corp.	Senior Secured First Lien Debt	Delayed draw term loan	2,509	1,234
Reddy Ice Corp.	Senior Secured First Lien Debt	Revolver term loan	1,762	1,762
REP TEC Intermediate Holdings, Inc.	Senior Secured First Lien Debt	Delayed draw term loan	2,223	2,223
REP TEC Intermediate Holdings, Inc.	Senior Secured First Lien Debt	Revolver term loan	741	741
Safety Products/JHC Acquisition Corp.	Senior Secured First Lien Debt	Delayed draw term loan	2,164	1,214
SCIH Salt Holdings, Inc.	Senior Secured First Lien Debt	Revolver term loan	3,746	3,237
Subsea Global Solutions, LLC	Senior Secured First Lien Debt	Revolver term loan	963	770
Tap Rock Resources, LLC (1)	Equity/Other	Equity	29,470	11,114
Tillamook Country Smoker, LLC	Senior Secured First Lien Debt	Revolver term loan	2,696	135
University of St. Augustine Acquisition Corp.	Senior Secured First Lien Debt	Revolver term loan	2,615	2,615
WMK, LLC	Senior Secured First Lien Debt	Delayed draw term loan	1,919	1,562
Total			$106,570	$71,358

(1) The commitment related to this investment is discretionary.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

As of December 31, 2019, the Company's unfunded commitments consisted of the following:

December 31, 2019

Portfolio Company Name	Investment Type	Commitment Type	Total Commitment	Remaining Commitment
AMI Entertainment Network, LLC	Senior Secured First Lien Debt	Revolver term loan	$1,234	$1,234
Arch Global Precision, LLC	Senior Secured First Lien Debt	Delayed draw term loan	1,071	1,071
Arch Global Precision, LLC	Senior Secured First Lien Debt	Revolver term loan	1,008	1,008
CCW, LLC	Senior Secured First Lien Debt	Revolver term loan	1,500	200
CDHA Holdings, LLC	Senior Secured First Lien Debt	Delayed draw term loan	7,580	7,027
CDHA Holdings, LLC	Senior Secured First Lien Debt	Revolver term loan	1,264	834
Corfin Industries, LLC	Senior Secured First Lien Debt	Revolver term loan	956	956
CRS-SPV, Inc.	Senior Secured First Lien Debt	Revolver term loan	224	162
Florida Food Products, LLC	Senior Secured First Lien Debt	Revolver term loan	1,647	231
ICR Operations, LLC	Senior Secured First Lien Debt	Revolver term loan	2,753	2,655
Ideal Tridon Holdings, Inc.	Senior Secured First Lien Debt	Delayed draw term loan	80	34
Ideal Tridon Holdings, Inc.	Senior Secured First Lien Debt	Revolver term loan	2,810	2,649
Integral Ad Science, Inc.	Senior Secured First Lien Debt	Revolver term loan	1,085	1,085
Lakeview Health Holdings, Inc.	Senior Secured First Lien Debt	Revolver term loan	315	186
MED Parentco, LP	Senior Secured First Lien Debt	Delayed draw term loan	1,437	1,131
Midwest Can Company, LLC	Senior Secured First Lien Debt	Revolver term loan	547	547
Miller Environmental Group, Inc.	Senior Secured First Lien Debt	Delayed draw term loan	1,131	1,131
Miller Environmental Group, Inc.	Senior Secured First Lien Debt	Revolver term loan	1,324	1,324
Muth Mirror Systems, LLC	Senior Secured First Lien Debt	Revolver term loan	1,299	1,299
New Amsterdam Software Bidco, LLC	Senior Secured First Lien Debt	Delayed draw term loan	1,790	1,790
Norvax, LLC	Senior Secured First Lien Debt	Revolver term loan	1,152	1,152
ORG Chemical Holdings, LLC (1)	Senior Secured First Lien Debt	Delayed draw term loan	6,503	3,083
Planet Equity Group, LLC	Senior Secured First Lien Debt	Revolver term loan	2,325	2,325
PT Network, LLC	Senior Secured First Lien Debt	Revolver term loan	1,316	1,316
Questex, Inc.	Senior Secured First Lien Debt	Revolver term loan	2,584	1,895
Reddy Ice Corp.	Senior Secured First Lien Debt	Delayed draw term loan	2,518	2,518
Reddy Ice Corp.	Senior Secured First Lien Debt	Revolver term loan	1,762	1,762
Safety Products/JHC Acquisition Corp.	Senior Secured First Lien Debt	Delayed draw term loan	2,171	1,214
SitusAMC Holdings Corp.	Senior Secured First Lien Debt	Delayed draw term loan	752	752
Subsea Global Solutions, LLC	Senior Secured First Lien Debt	Delayed draw term loan	4,744	2,352
Subsea Global Solutions, LLC	Senior Secured First Lien Debt	Revolver term loan	963	575
Tap Rock Resources, LLC (1)	Equity/Other	Equity	42,100	21,428
Tillamook Country Smoker, LLC	Senior Secured First Lien Debt	Revolver term loan	1,618	539
University of St. Augustine Acquisition Corp.	Senior Secured First Lien Debt	Revolver term loan	2,615	2,615
Vantage Mobility International, LLC	Senior Secured First Lien Debt	Delayed draw term loan	196	196
WMK, LLC	Senior Secured First Lien Debt	Delayed draw term loan	4,528	2,618
WMK, LLC	Senior Secured First Lien Debt	Revolver term loan	2,618	1,484
Total			$111,520	$74,378

(1) The commitment related to this investment is discretionary.

Litigation and Regulatory Matters

In the ordinary course of business, the Company may become subject to litigation, claims, and regulatory matters. The Company has no knowledge of material legal or regulatory proceedings pending or known to be contemplated against the Company at this time.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Indemnifications

In the ordinary course of its business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, management feels that the likelihood of such an event is remote.

Note 8 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Adviser and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and investor relations.

As a result of these relationships, the Company is dependent upon the Adviser and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 9 — Common Stock

On August 25, 2011, the Company had raised sufficient funds to break escrow on its IPO. On July 1, 2014, the Company's registration statement on Form N-2 (File No.333-193241) for its Follow-on was declared effective by the SEC. Simultaneously with the effectiveness of the registration statement of the Follow-on, the Company's IPO terminated. Through September 30, 2020, the Company issued 228.6 million shares of common stock for gross proceeds of $2.3 billion, including the shares purchased by an affiliate of BSP and shares issued under the Company's DRIP. Following the time the Company's updated registration statement was declared effective on June 30, 2015, the Company issued shares for subscription agreements that had been accepted through that date. The Company suspended the DRIP from March 29, 2020 through June 26, 2020. While the DRIP was suspended, participants and all other holders of the Company's common stock received distributions paid by the Company in cash. From inception of the Company's DRIP plan to September 30, 2020, the Company had repurchased 27.9 million shares of common stock through its share repurchase program for payments of $239.7 million. As of December 31, 2019, the Company had repurchased 25.6 million shares of common stock for payments of $222.2 million. Amounts include additional shares tendered for death and disability as permitted.

On March 31, 2020, the Company issued in a private placement an aggregate amount of 9,532,062 newly issued shares of its common stock at a price of $5.77 per share for aggregate cash proceeds of $55.0 million. On April 30, 2020, the Company issued in a private placement an aggregate amount of 693,240 newly issued shares of its common stock at a price of $5.77 per share for aggregate cash proceeds of $4.0 million.

The following table reflects the common stock activity for the nine months ended September 30, 2020:

	Shares	Value
Shares Sold	10,225,302	$59,000
Shares Issued through DRIP	2,516,359	17,657
Share Repurchases	(2,255,193)	(17,476)
	10,486,468	$59,181

The following table reflects the common stock activity for the year ended December 31, 2019:

	Shares	Value
Shares Sold	—	$—
Shares Issued through DRIP	4,373,786	34,905
Share Repurchases	(4,490,328)	(36,286)
	(116,542)	$(1,381)

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

The following table reflects the stockholders' equity activity for the nine months ended September 30, 2020:

	Common stock - shares	Common stock - par	Additional paid in capital	Total distributable earnings (loss)	Total Stockholders' Equity
Balance as of December 31, 2019	190,207,517	$190	$1,847,312	$(384,819)	$1,462,683
Net investment income	—	—	—	25,558	25,558
Net realized loss from investment transactions	—	—	—	(13,985)	(13,985)
Net change in unrealized depreciation on investments and foreign exchange currency contracts, net of change in deferred taxes	—	—	—	(205,292)	(205,292)
Issuance of common stock, net of issuance costs	9,532,062	10	54,990	—	55,000
Repurchases	(2,134,416)	(2)	(16,539)	—	(16,541)
Distributions to stockholders	—	—	—	(30,727)	(30,727)
Reinvested dividends	1,046,828	1	8,112	—	8,113
Balance as of March 31, 2020	198,651,991	$199	$1,893,875	$(609,265)	$1,284,809
Net investment income	—	—	—	20,433	20,433
Net realized loss from investment transactions	—	—	—	(55,318)	(55,318)
Net change in unrealized appreciation on investments and foreign exchange currency contracts, net of change in deferred taxes	—	—	—	65,777	65,777
Issuance of common stock, net of issuance costs	693,240	—	4,000	—	4,000
Repurchases	(95,356)	—	(739)	—	(739)
Distributions to stockholders	—	—	—	(19,809)	(19,809)
Reinvested dividends	744,810	1	4,818	—	4,819
Balance as of June 30, 2020	199,994,685	$200	$1,901,954	$(598,182)	$1,303,972
Net investment income	—	—	—	20,320	20,320
Net realized loss from investment transactions	—	—	—	(36,756)	(36,756)
Net change in unrealized appreciation on investments and foreign exchange currency contracts, net of change in deferred taxes	—	—	—	74,410	74,410
Issuance of common stock, net of issuance costs	—	—	—	—	—
Repurchases	(25,421)	—	(196)	—	(196)
Distributions to stockholders	—	—	—	(19,992)	(19,992)
Reinvested dividends	724,721	1	4,724	—	4,725
Balance as of September 30, 2020	200,693,985	$201	$1,906,482	$(560,200)	$1,346,483

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

The following table reflects the stockholders' equity activity for the nine months ended September 30, 2019:

	Common stock - shares	Common stock - par	Additional paid in capital	Total distributable earnings (loss)	Net assets attributable to non- controlling interest	Total Stockholders' Equity
Balance as of December 31, 2018	190,324,059	$190	$1,811,970	$(323,127)	$3,686	$1,492,719
Net investment income	—	—	—	27,164	2	27,166
Net realized loss from investment transactions	—	—	—	(1,911)	—	(1,911)
Net change in unrealized appreciation on investments and foreign exchange currency contracts, net of change in deferred taxes	—	—	—	30,579	1,292	31,871
Repurchases	(2,241,001)	(2)	(18,374)	—	—	(18,376)
Distributions to stockholders	—	—	—	(30,441)	—	(30,441)
Reinvested dividends	1,087,268	1	8,915	—	—	8,916
Balance as of March 31, 2019	189,170,326	$189	$1,802,511	$(297,736)	$4,980	$1,509,944
Net investment income	—	—	—	27,092	7	27,099
Net realized gain from investment transactions	—	—	—	2,523	—	2,523
Net change in unrealized appreciation on investments and foreign exchange currency contracts, net of change in deferred taxes	—	—	—	3,549	1,725	5,274
Repurchases	(25,215)	—	(206)	—	—	(206)
Distributions to stockholders	—	—	—	(30,779)	—	(30,779)
Reinvested dividends	1,147,112	1	9,021	—	—	9,022
Balance as of June 30, 2019	190,292,223	$190	$1,811,326	$(295,351)	$6,712	$1,522,877
Net investment income	—	—	—	27,940	—	27,940
Net realized loss from investment transactions	—	—	—	(38,437)	—	(38,437)
Net change in unrealized depreciation on investments and foreign exchange currency contracts, net of change in deferred taxes	—	—	—	(1,553)	—	(1,553)
Acquisition of non-controlling interest	—	—	1,281	—	(6,712)	(5,431)
Repurchases	(2,197,309)	(2)	(17,489)	—	—	(17,491)
Distributions to stockholders	—	—	—	(31,137)	—	(31,137)
Reinvested dividends	1,086,047	1	8,648	—	—	8,649
Balance as of September 30, 2019	189,180,961	$189	$1,803,766	$(338,538)	$—	$1,465,417

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Note 10 — Share Repurchase Program

The Company intends to conduct annual tender offers pursuant to its share repurchase program (“SRP”). The Company’s Board of Directors considers the following factors in making its determination regarding whether to cause the Company to offer to repurchase shares and under what terms:

• the effect of such repurchases on the Company's qualification as a RIC (including the consequences of any necessary asset sales);

• the liquidity of the Company's assets (including fees and costs associated with disposing of assets);

• the Company's investment plans and working capital requirements;

• the relative economies of scale with respect to the Company's size;

• the Company's history in repurchasing shares or portions thereof;

• the condition of the securities markets.

On June 26, 2020, the Company's Board of Directors amended the Company's SRP. The Company intends to conduct tender offers on an annual basis, instead of on a semi-annual basis as was done previously. The Company intends to continue to limit the number of shares to be repurchased in any calendar year to the lesser of (i) 10% of the weighted average number of shares outstanding in the prior calendar year or (ii) the number of shares of common stock the Company is able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during the relevant redemption period. In addition, in the event of a stockholder’s death or disability, the Company may, in its sole discretion, accept up to the full amount tendered by such stockholder of the current net asset value per share. Any repurchases of shares made in connection with a stockholder’s death or disability may be included within the overall limitation imposed on tender offers during the relevant redemption period, which provides that the Company may limit the number of shares to be repurchased during any redemption period to the number of shares of common stock the Company is able to repurchase with the proceeds received from the sale of shares of common stock under the DRIP during such redemption period. The Company's eight most recent tender offers were oversubscribed.

Offer Date	Repurchase Date	Shares Tendered	Shares Repurchased	Repurchase Price Per Share	Aggregate Consideration for Repurchased Shares (in thousands)
June 18, 2019	July 23, 2019	31,263,410	2,199,337	$7.96	$17,506.70
December 17, 2019	January 27, 2020	37,389,681	2,115,276	$7.75	$16,698.90

Share amounts in the table above represent amounts filed in the tender offer.

Note 11 — Earnings Per Share

Basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis. The Company had no potentially dilutive securities for the periods ended September 30, 2020 and 2019.

The following information sets forth the computation of the weighted average basic and diluted net increase in net assets per share resulting from operations for the three and nine months ended September 30, 2020 and 2019.

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Basic and diluted
Net increase (decrease) in net assets resulting from operations	$57,974	$(12,050)	$(104,853)	$76,946
Weighted average common shares outstanding	199,984,106	190,060,251	196,404,920	189,973,074
Net increase (decrease) in net assets resulting from operations per share	$0.29	$(0.06)	$(0.53)	$0.41

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Note 12 — Distributions

For the period from January 1, 2019 to March 29, 2020, the Company’s Board of Directors had authorized, and had declared, cash distributions payable on a monthly basis to stockholders of record at a distribution rate of $0.00178082 per day, which is equivalent to approximately $0.65 annually, per share of common stock, except for 2020 where the daily distribution rate was $0.00177596 per day to accurately reflect 2020 being a leap year. Effective April 21, 2020, the Board of Directors of the Company approved a transition in the timing of its distributions to holders of the Company's common stock from a monthly to a quarterly basis. On June 26, 2020, the Board declared a regular quarterly cash dividend of $0.10 per share of the Company's common stock, payable on July 6, 2020 to stockholders of record as of June 30, 2020. On September 25, 2020, the Board declared a regular quarterly cash dividend of $0.10 per share of the Company's common stock, payable on October 1, 2020 to stockholders of record as of September 30, 2020.

The amount of each such distribution is subject to the discretion of the Board of Directors and applicable legal restrictions related to the payment of distributions. The Company calculates each stockholder’s specific distribution amount for the quarter using record and declaration dates. The distributions are payable by the fifth day following each record date.

As of September 30, 2020 and December 31, 2019, the Company had accrued $15.2 million and $10.5 million, respectively, in stockholder distributions that were unpaid.

Note 13 — Income Tax Information and Distributions to Stockholders

The Company has elected to be treated for federal income tax purposes as a RIC under the Code. Generally, a RIC is exempt from federal income taxes if it meets certain quarterly asset diversification requirements, annual income tests, and distributes to stockholders its ‘‘investment company taxable income,’’ as defined in the Code, each taxable year. Distributions declared prior to the filing of the previous year's tax return and paid up to one year after the previous tax year can be carried back to the prior tax year for determining the distributions paid in such tax year. The Company intends to make sufficient distributions to maintain its RIC status each year. The Company may also be subject to federal excise taxes of 4%.

A RIC is limited in its ability to deduct expenses in excess of its “investment company taxable income” (which is, generally, ordinary income plus net realized short-term capital gains in excess of net realized long-term capital losses). If the Company's expenses in a given taxable year exceed gross taxable income (e.g., as the result of large amounts of equity-based compensation), it would incur a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent taxable years and such net operating losses do not pass through to the RIC’s stockholders. In addition, deductible expenses can be used only to offset investment company taxable income, not net capital gain. A RIC may not use any net capital losses (that is, realized capital losses in excess of realized capital gains) to offset the RIC’s investment company taxable income, but may carry forward such net capital losses, and use them to offset capital gains indefinitely. Due to these limits on the deductibility of expenses and net capital losses, the Company may for tax purposes have aggregate taxable income for several taxable years that it is required to distribute and that is taxable to stockholders even if such taxable income is greater than the aggregate net income the Company actually earned during those taxable years. Such required distributions may be made from the Company cash assets or by liquidation of investments, if necessary. The Company may realize gains or losses from such liquidations. In the event the Company realizes net capital gains from such transactions, the Company may make a larger capital gain distribution than it would have made in the absence of such transactions.

Depending on the level of taxable income earned in a tax year, for excise tax purposes the Company may choose to carry forward taxable income in excess of current year distributions into the next tax year and incur a 4% U.S. federal excise tax on such income, as required. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year distributions, the Company accrues excise tax, if any, on estimated excess taxable income as taxable income is earned.

The Company did not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740-10-25, Income Taxes (“ASC Topic 740”), nor did the Company have any unrecognized tax benefits as of the periods presented herein. The Company's 2019 tax year and 2018, 2017, and 2016 federal tax returns remain subject to examination by the Internal Revenue Service.

As of September 30, 2020, the Company had a deferred tax asset of $3.4 million and a deferred tax liability of $(2.3) million. Given the losses generated by certain entities, deferred tax assets have been offset by valuation allowances of $3.4 million. As of December 31, 2019, the Company had a deferred tax asset of $1.5 million and a deferred tax liability of $(3.1) million. Given the losses generated by certain entities, deferred tax assets have been offset by valuation allowances of $1.5 million.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

The deferred tax asset valuation allowance has been determined pursuant to the provisions of ASC Topic 740, including the Company's estimation of future taxable income, if necessary, and is adequate to reduce the total deferred tax asset to an amount that will more likely than not be realized.

Note 14 — Financial Highlights

The following is a schedule of financial highlights for the nine months ended September 30, 2020 and 2019:

	For the nine months ended September 30,
	2020	2019
Per share data:
Net asset value, beginning of period	$7.69	$7.82
Results of operations (1)
Net investment income	0.34	0.43
Net realized and unrealized loss, net of change in deferred taxes	(0.87)	(0.01)
Net change in unrealized depreciation attributable to non-controlling interests	—	(0.01)
Net increase (decrease) in net assets resulting from operations	(0.53)	0.41
Stockholder distributions (2)
Distributions from net investment income	(0.36)	(0.49)
Net decrease in net assets resulting from stockholder distributions	(0.36)	(0.49)
Capital share transactions
Issuance of common stock (8)	(0.05)	—
Acquisition of non-controlling interest	—	0.01
Net increase (decrease) in net assets resulting from capital share transactions	(0.05)	0.01
Other (9)	(0.04)	—
Net asset value, end of period	$6.71	$7.75
Shares outstanding at end of period	200,693,985	189,180,961
Total return (4)	(8.16)%	5.19%
Ratio/Supplemental data:
Total net assets, end of period	1,346,483	1,465,417
Ratio of net investment income to average net assets (3)(6)	6.56%	7.90%
Ratio of total expenses to average net assets (3)(6)(7)	7.54%	8.95%
Portfolio turnover rate (5)	21.19%	22.83%

(1)	The per share data was derived by using the weighted average shares outstanding during the period.

(2)	The per share data for distributions reflects the actual amount of distributions declared per share during the period.

(3)	Ratios are annualized, except for incentive fees.

(4)	Total return is calculated assuming a purchase of shares of common stock at the current net asset value on the first day and a sale at the current net asset value on the last day of the periods reported. Distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the DRIP.

(5)	Portfolio turnover rate is calculated using the lesser of year-to-date purchases or sales over the average of the invested assets at fair value. Portfolio turnover rate is not annualized.

(6)	There were no offering costs during the period.

(7)	Ratio of total expenses to average net assets is calculated using total operating expenses, including income tax expense over average net assets.

(8)	The issuance of common stock on a per share basis reflects the incremental net asset value changes as a result of the issuance of shares of common stock.

(9)	Represents the impact of calculating certain per share amounts based on weighted average shares outstanding during the period and certain per share amounts based on shares outstanding as of period end.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Note 15 – Schedules of Investments and Advances to Affiliates

The following table presents the Schedule of Investments and Advances to Affiliates as of September 30, 2020:

Portfolio Company (1)	Type of Asset	Industry	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2019	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (4)	Fair Value at September 30, 2020
Control Investments
Capstone Nutrition (fka Integrity Nutraceuticals) - L+12.50% (15.08%), 9/25/2020 (2) (5) (6) (7)	Senior Secured First Lien Debt	Consumer	$—	$—	$504	$—	$(504)	$—	$—
CRD Holdings, LLC - 9.00% (2) (7)	Equity/Other	Energy	2,071	28,943	—	(6,529)	—	641	23,055
CRS-SPV, Inc. (2) (7) (8)	Equity/Other	Industrials	—	2,221	—	—	—	(828)	1,393
CRS-SPV, Inc. - L+4.50% (5.50%), 3/8/2021 (2) (7)	Senior Secured First Lien Debt	Industrials	3	62	—	—	—	—	62
Kahala Ireland OpCo Designated Activity Company - L+8.00% (13.00%), 12/22/2028 (2) (3) (7)	Senior Secured First Lien Debt	Transportation	6,222	105,549	—	(79,000)	—	—	26,549
Kahala Ireland OpCo Designated Activity Company (2) (3) (7) (8)	Equity/Other	Transportation	—	57,226	—	—	—	(5,274)	51,952
Kahala Ireland OpCo Designated Activity Company (2) (3) (7) (8)	Equity/Other	Transportation	—	3,250	2	—	—	(2)	3,250
Kahala US OpCo, LLC - 13.00% (2) (3) (7) (8)	Equity/Other	Transportation	—	—	—	—	—	—	—
KMTEX, LLC - P+3.00% (6.25%), 6/16/2025 (2) (6) (7)	Senior Secured First Lien Debt	Chemicals	13	—	816	—	—	—	816
KMTEX, LLC - P+3.00% (6.25%), 6/16/2025 (2) (6) (7)	Senior Secured First Lien Debt	Chemicals	68	—	3,179	—	—	—	3,179
KMTEX, LLC - P+3.00% (6.25%), 6/16/2025 (2) (6) (7)	Senior Secured First Lien Debt	Chemicals	—	—	134	—	—	—	134
KMTEX, LLC (2) (7) (8)	Equity/Other	Chemicals	—	—	—	—	—	—	—
KMTEX, LLC (2) (7) (8)	Equity/Other	Chemicals	—	—	2,793	—	—	3,658	6,451
MGTF Holdco, LLC (2) (7) (8)	Equity/Other	Media/Entertainment	—	—	—	—	—	—	—
MGTF Radio Company, LLC - L+6.00% (7.00%), 4/1/2024 (2) (7)	Senior Secured First Lien Debt	Media/Entertainment	3,115	54,171	24	(2,453)	6	(8,053)	43,695
NexSteppe, Inc. (2) (5) (7) (8)	Equity/Other	Chemicals	—	—	—	—	(737)	737	—
NexSteppe, Inc. - 12.00%, 9/30/2020 (2) (5) (6) (7)	Senior Secured First Lien Debt	Chemicals	—	—	—	—	(1,750)	1,750	—
NexSteppe, Inc. - 12.00%, 9/30/2020 (2) (5) (6) (7)	Senior Secured First Lien Debt	Chemicals	—	—	—	(377)	(10,076)	10,453	—
NMFC Senior Loan Program I, LLC (2)	Equity/Other	Diversified Investment Vehicles	4,000	47,310	—	—	—	(4,030)	43,280
Park Ave RE Holdings, LLC - 13.00%, 12/31/2021 (2) (6) (7)	Subordinated Debt	Financials	3,685	37,237	1,237	—	—	—	38,474
Park Ave RE Holdings, LLC (2) (7) (8)	Equity/Other	Financials	—	11,133	—	(427)	—	(8,894)	1,812
Siena Capital Finance, LLC - 12.50%, 5/15/2024 (2) (7)	Subordinated Debt	Financials	2,412	22,500	3,000	—	—	—	25,500

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Portfolio Company (1)	Type of Asset	Industry	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2019	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (4)	Fair Value at September 30, 2020
Siena Capital Finance, LLC (2) (7)	Equity/Other	Financials	$3,774	$36,915	$11	$—	$—	$(5,388)	$31,538
WPNT, LLC (2) (7) (8)	Equity/Other	Media/Entertainment	—	—	—	—	—	—	—
Total Control Investments			$25,363	$406,517	$11,700	$(88,786)	$(13,061)	$(15,230)	$301,140

Affiliate Investments
Answers Corp. (7) (8)	Equity/Other	Media/Entertainment	$—	$727	$—	$—	$—	$—	$727
Capstone Nutrition Development, LLC (7) (8)	Equity/Other	Consumer	—	4,788	—	(320)	—	651	5,119
Danish CRJ, Ltd. (7) (8)	Equity/Other	Transportation	—	—	—	—	—	—	—
First Eagle Greenway Fund II, LLC	Equity/Other	Diversified Investment Vehicles	(71)	2,554	326	(45)	—	(1,064)	1,771
Foresight Energy Operating, LLC - L+8.00% (9.50%), 6/30/2027 (7)	Senior Secured First Lien Debt	Industrials	33	—	1,333	(4)	—	19	1,348
Foresight Energy Operating, LLC - L+8.00% (9.50%), 6/30/2027 (5) (6) (7)	Senior Secured First Lien Debt	Industrials	4	—	977	(989)	12	—	—
Foresight Energy Operating, LLC (7) (8)	Equity/Other	Industrials	—	—	2,087	—	—	29	2,116
Internap Corp. - L+10.00% (11.00%), 5/8/2023 (7)	Senior Secured First Lien Debt	Business Services	114	—	2,559	(724)	46	114	1,995
Internap Corp. - L+6.50% (7.50%), 5/8/2025 (6) (7)	Senior Secured First Lien Debt	Business Services	178	—	5,873	—	—	(893)	4,980
Internap Corp (7) (8)	Equity/Other	Business Services	—	—	543	—	—	1,068	1,611
Jakks Pacific, Inc. - 10.50%, 2/9/2023 (6) (7)	Senior Secured First Lien Debt	Consumer	18	—	2,135	—	—	177	2,312
Jakks Pacific, Inc. (7) (8)	Equity/Other	Consumer	—	—	102	—	—	300	402
Jakks Pacific, Inc. (8)	Equity/Other	Consumer	—	—	41	—	—	(3)	38
MidOcean Credit CLO 2013-2A INC - 0.00%, 1/29/2030 (7)	Collateralized Securities	Diversified Investment Vehicles	(22)	11,835	—	(986)	—	(6,811)	4,038
Mood Media Corp. - L+9.25% (10.25%), 7/31/2025 (6) (7)	Senior Secured First Lien Debt	Media/Entertainment	78	—	9,242	(1,221)	36	242	8,299
Mood Media Corp. - L+9.25% (10.25%), 7/31/2025 (6) (7)	Senior Secured First Lien Debt	Media/Entertainment	15	—	1,881	(273)	9	72	1,689
Mood Media Corp. (7) (8)	Equity/Other	Media/Entertainment	—	—	2,713	—	—	1,670	4,383
NewStar Arlington Senior Loan Program, LLC 14-1A SUB - 0.00%, 4/25/2031 (7)	Collateralized Securities	Diversified Investment Vehicles	87	19,697	—	(232)	—	(3,360)	16,105
NewStar Arlington Senior Loan Program, LLC 14-1A FR - L+11.00% (11.24%), 4/25/2031 (7)	Collateralized Securities	Diversified Investment Vehicles	49	4,612	4	—	—	(1,120)	3,496
Newstar Fairfield Fund CLO, Ltd. 2015-1RA F - L+7.50% (7.77%), 1/20/2027 (7)	Collateralized Securities	Diversified Investment Vehicles	97	9,209	40	—	—	(4,247)	5,002
Newstar Fairfield Fund CLO, Ltd. 2015-1RA SUB - 0.00%, 1/20/2027 (7)	Collateralized Securities	Diversified Investment Vehicles	(318)	6,607	—	(1,012)	—	(5,595)	—
PCX Aerostructures, LLC - 6.00%, 8/9/2021 (7)	Subordinated Debt	Industrials	361	5,908	119	(2)	—	3,694	9,719
PCX Aerostructures, LLC (7) (8)	Equity/Other	Industrials	—	—	—	—	—	—	—

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Portfolio Company (1)	Type of Asset	Industry	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2019	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (4)	Fair Value at September 30, 2020
PCX Aerostructures, LLC (7) (8)	Equity/Other	Industrials	$—	$—	$—	$—	$—	$437	$437
PCX Aerostructures, LLC (7) (8)	Equity/Other	Industrials	—	—	—	—	—	—	—
PennantPark Credit Opportunities Fund II, LP	Equity/Other	Diversified Investment Vehicles	490	8,707	—	—	—	376	9,083
Tap Rock Resources, LLC (7) (8)	Equity/Other	Energy	—	20,879	3,886	(11,417)	186	1,226	14,760
Tax Defense Network, LLC - L+6.00% (10.00%), 9/30/2021 (6) (7)	Senior Secured First Lien Debt	Consumer	—	1,262	—	—	—	(852)	410
Tax Defense Network, LLC - L+6.00% (10.00%), 9/30/2021 (6) (7)	Senior Secured First Lien Debt	Consumer	—	7,108	—	—	—	(4,799)	2,309
Tax Defense Network, LLC - 10.00%, 9/30/2021 (6) (7)	Senior Secured First Lien Debt	Consumer	—	2,357	629	—	—	244	3,230
Tax Defense Network, LLC (7) (8)	Equity/Other	Consumer	—	—	—	—	—	—	—
Tax Defense Network, LLC (7) (8)	Equity/Other	Consumer	—	—	—	—	—	—	—
Team Waste, LLC (7)	Equity/Other	Industrials	84	2,235	335	—	—	—	2,570
Tennenbaum Waterman Fund, LP	Equity/Other	Diversified Investment Vehicles	936	9,841	—	—	—	(520)	9,321
TwentyEighty, Inc. (5) (7) (8)	Equity/Other	Business Services	—	—	—	(369)	369	—	—
Vantage Mobility International, LLC - L+6.00% (7.00%), 6/30/2023 (5) (6) (7)	Senior Secured First Lien Debt	Transportation	—	—	196	(172)	(24)	—	—
Vantage Mobility International, LLC - L+6.00% (7.00%), 9/9/2021 (6) (7)	Senior Secured Second Lien Debt	Transportation	—	2,883	172	—	—	(881)	2,174
Vantage Mobility International, LLC - L+7.75% (10.26%), 9/1/2021 (5) (7)	Subordinated Debt	Transportation	12	—	—	—	—	—	—
Vantage Mobility International, LLC (7) (8)	Equity/Other	Transportation	—	942	—	—	—	(942)	—
Vantage Mobility International, LLC (7) (8)	Equity/Other	Transportation	—	—	—	—	—	—	—
Vantage Mobility International, LLC (7) (8)	Equity/Other	Transportation	—	—	—	—	—	—	—
Whitehorse, Ltd. 2014-1A SUB - 0.00%, 5/1/2026 (7)	Collateralized Securities	Diversified Investment Vehicles	—	286	—	—	—	(286)	—
Whitehorse, Ltd. 2014-1A Side Letter - 0.00%, 5/1/2026 (7)	Collateralized Securities	Diversified Investment Vehicles	(2)	35	—	—	—	(35)	—
Whitehorse, Ltd. 2014-1A E - L+4.55% (4.80%), 5/1/2026 (7)	Collateralized Securities	Diversified Investment Vehicles	469	7,054	125	—	—	(3,311)	3,868
Total Affiliate Investments			$2,612	$129,526	$35,318	$(17,766)	$634	$(24,400)	$123,312
Total Control & Affiliate Investments			$27,975	$536,043	$47,018	$(106,552)	$(12,427)	$(39,630)	$424,452

*     Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities, and the movement of an existing portfolio company into this category from a different category.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

**     Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities, and the movement of an existing portfolio company out of this category into a different category.

(1)	The principal amount and ownership detail are shown in the consolidated schedules of investments.

(2)	This investment was not deemed significant under Regulation S-X as of September 30, 2020.

(3)	For the year ended December 31, 2019, the Company had determined that it must include audited financial statements of Kahala Ireland Opco Designated Activity Company because it was a controlled investment and was required to do so under SEC Rule 3-09. The audited financial statements were attached as Exhibit 99.1 in the Company's 2019 Form 10-K.

(4)	Gross of net change in deferred taxes in the amount of $0.8 million.

(5)	Investment no longer held as of September 30, 2020.

(6)	Investment paid or has the option to pay all or a portion of interest and dividends via payment-in-kind.

(7)	The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's Board of Directors as required by the 1940 Act. Such investments are valued using significant unobservable inputs (See Note 3 to the consolidated financial statements).

(8)	Investment is non-income producing at September 30, 2020.

Dividends and interest for the nine months ended September 30, 2020 attributable to Controlled and Affiliated investments no longer held as of September 30, 2020 were $16.1 thousand.

Realized loss for the nine months ended September 30, 2020 attributable to Controlled and Affiliated investments no longer held as of September 30, 2020 was $12.7 million.

Change in unrealized gain for the nine months ended September 30, 2020 attributable to Controlled and Affiliated investments no longer held as of September 30, 2020 was $12.9 million.

The following table presents the Schedule of Investments and Advances to Affiliates as of December 31, 2019:

Portfolio Company (1)	Type of Asset	Industry	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2018	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (4)	Fair Value at December 31, 2019
Control Investments
California Resources Development JV, LLC (2) (5) (7)	Equity/Other	Energy	$887	$28,973	$—	$(28,402)	$—	$(571)	$—
Capstone Nutrition Common Stock (fka Integrity Nutraceuticals, Inc.) (2) (5) (7) (8)	Equity/Other	Consumer	—	—	—	(159)	(1,471)	1,630	—
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) - L+12.50% (15.08%), 9/25/2020 (2) (5) (6) (7)	Senior Secured First Lien Debt	Consumer	—	3,219	1,804	(5,471)	838	(390)	—
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) - L+12.50% (15.08%), 9/19/2020 (2) (5) (6) (7)	Senior Secured First Lien Debt	Consumer	(12)	3,459	—	(1,612)	(14,794)	12,947	—
Capstone Nutrition (fka Integrity Nutraceuticals, Inc.) - L+12.50% (15.08%), 9/25/2020 (2) (5) (6) (7)	Senior Secured First Lien Debt	Consumer	—	7,692	—	(3,282)	(30,365)	25,955	—
Capstone Nutrition Class B and C Common Stock (fka Integrity Nutraceuticals, Inc.) (2) (5) (7) (8)	Equity/Other	Consumer	—	—	—	—	—	—	—
CRD Holdings, LLC - 9.00% (2) (7)	Equity/Other	Energy	3,341	—	41,560	(13,494)	—	877	28,943
CRS-SPV, Inc. (2) (7) (8)	Equity/Other	Industrials	26	2,221	—	—	—	—	2,221
CRS-SPV, Inc. - L+4.50% (6.30%), 3/8/2020 (2) (7)	Senior Secured First Lien Debt	Industrials	2	—	67	(5)	—	—	62

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Portfolio Company (1)	Type of Asset	Industry	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2018	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (4)	Fair Value at December 31, 2019
Kahala Ireland OpCo Designated Activity Company - L+8.00% (13.00%), 12/22/2028 (2) (3) (6) (7)	Senior Secured First Lien Debt	Transportation	$11,695	$111,549	$38,000	$(44,000)	$—	$—	$105,549
Kahala Ireland OpCo Designated Activity Company (2) (3) (7) (8)	Equity/Other	Transportation	—	20,329	—	—	—	36,897	57,226
Kahala Ireland OpCo Designated Activity Company (2) (3) (7) (8)	Equity/Other	Transportation	—	3,250	—	(36)	—	36	3,250
Kahala US OpCo, LLC - 13.00% (2) (3) (7) (8)	Equity/Other	Transportation	—	—	—	—	—	—	—
MGTF Holdco, LLC (2) (7) (8)	Equity/Other	Media/Entertainment	—	—	—	—	—	—	—
MGTF Radio Company, LLC - L+6.00% (7.80%), 4/1/2024 (2) (7)	Senior Secured First Lien Debt	Media/Entertainment	3,754	—	62,291	(4,472)	12	(3,660)	54,171
MGTF Radio Company, LLC - P+3.50% (9.00%), 3/29/2020 (2) (5) (7)	Senior Secured First Lien Debt	Media/Entertainment	(9)	—	37,577	(37,977)	21	379	—
MGTF Radio Company, LLC - 16.00%, 3/30/2020 (2) (5) (7)	Subordinated Debt	Media/Entertainment	188	—	20,082	(24,309)	—	4,227	—
NexSteppe, Inc. (2) (7) (8)	Equity/Other	Chemicals	—	—	—	—	—	—	—
NexSteppe, Inc. - 12.00% 3/31/2020 (2) (6) (7)	Senior Secured First Lien Debt	Chemicals	—	—	—	—	—	—	—
NexSteppe, Inc. - 12.00% 3/31/2020 (2) (6) (7)	Senior Secured First Lien Debt	Chemicals	—	—	—	—	—	—	—
NMFC Senior Loan Program I, LLC (2)	Equity/Other	Diversified Investment Vehicles	5,864	50,573	—	—	—	(3,263)	47,310
Park Ave RE Holdings, LLC - 13.00% 12/31/2021 (2) (6) (7)	Subordinated Debt	Financials	4,858	37,192	1,750	(1,705)	—	—	37,237
Park Ave RE Holdings, LLC (2) (7) (8)	Equity/Other	Financials	—	15,578	2,500	(4,246)	4,486	(7,185)	11,133
Park Ave RE Holdings, LLC (2) (5) (7) (8)	Equity/Other	Financials	—	23,645	—	(23,645)	—	—	—
Siena Capital Finance, LLC - 12.50% 8/16/2021 (2) (7)	Subordinated Debt	Financials	2,346	—	22,492	—	—	8	22,500
Siena Capital Finance, LLC (2) (7)	Equity/Other	Financials	4,732	—	36,631	—	(94)	378	36,915
WPNT, LLC (2) (7) (8)	Equity/Other	Media/Entertainment	—	—	—	—	—	—	—
Total Control Investments			$37,672	$307,680	$264,754	$(192,815)	$(41,367)	$68,265	$406,517

Affiliate Investments
Answers Corp. (7)	Equity/Other	Media/Entertainment	$818	$1,909	$—	$—	$—	$(1,182)	$727
B&M CLO, Ltd. 2014-1A SUB - 0.00%, 4/16/2026 (5) (7)	Collateralized Securities	Diversified Investment Vehicles	46	6,029	—	(5,839)	(4,685)	4,495	—
Capstone Nutrition Development, LLC (7) (8)	Equity/Other	Consumer	—	—	4,788	—	—	—	4,788
CVP Cascade CLO, Ltd. 2013-CLO1 SUB - 0.00%, 1/16/2026 (5) (7)	Collateralized Securities	Diversified Investment Vehicles	221	1,166	—	(539)	(435)	(192)	—
CVP Cascade CLO, Ltd. 2013-CLO1 Side Letter - 0.00%, 1/16/2026 (7)	Collateralized Securities	Diversified Investment Vehicles	12	68	—	(405)	—	337	—
CVP Cascade CLO, Ltd. 2014-2A Side Letter - 0.00%, 7/18/2026 (7)	Collateralized Securities	Diversified Investment Vehicles	43	274	—	(550)	—	276	—
Danish CRJ, Ltd. (7) (8)	Equity/Other	Transportation	—	—	—	—	—	—	—

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Portfolio Company (1)	Type of Asset	Industry	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2018	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (4)	Fair Value at December 31, 2019
Figueroa CLO, Ltd. 2014-1A FR - L+10.00% (12.30%), 1/15/2027 (5) (7)	Collateralized Securities	Diversified Investment Vehicles	$857	$7,508	$—	$(5,730)	$(2,270)	$492	$—
Figueroa CLO, Ltd. 2014-1A SUB - 0.00%, 1/15/2027 (5) (7)	Collateralized Securities	Diversified Investment Vehicles	324	7,468	—	(6,289)	(5,280)	4,101	—
Figueroa CLO, Ltd. 2014-1A Side Letter - 0.00%, 1/15/2027 (7)	Collateralized Securities	Diversified Investment Vehicles	37	483	—	(550)	—	67	—
Frank Entertainment Group, LLC - 6.00% 12/31/2019 (5) (7)	Senior Secured First Lien Debt	Media/Entertainment	—	1,441	—	(347)	(1,489)	395	—
Frank Entertainment Group, LLC - L+9.00% (11.03%), 12/31/2019 (5) (6) (7)	Senior Secured First Lien Debt	Media/Entertainment	—	—	867	—	(867)	—	—
Frank Entertainment Group, LLC - 12.00% 12/31/2019 (5) (6) (7)	Senior Secured Second Lien Debt	Media/Entertainment	—	—	—	—	—	—	—
Frank Entertainment Group, LLC (5) (7) (8)	Equity/Other	Media/Entertainment	—	—	—	—	—	—	—
Frank Entertainment Group, LLC (5) (7) (8)	Equity/Other	Media/Entertainment	—	—	—	—	—	—	—
Frank Entertainment Group, LLC (5) (7) (8)	Equity/Other	Media/Entertainment	—	—	—	—	—	—	—
Frontstreet Facility Solutions, Inc. - 13.00%, 3/1/2021 (5) (7)	Subordinated Debt	Telcom	26	189	—	(123)	(104)	38	—
Frontstreet Facility Solutions, Inc. (5) (7) (8)	Equity/Other	Telcom	—	—	—	(128)	128	—	—
MidOcean Credit CLO 2013-2A INC - 0.76%, 1/29/2025 (7)	Collateralized Securities	Diversified Investment Vehicles	432	16,534	—	(3,630)	—	(1,069)	11,835
MidOcean Credit CLO III, LLC - 13.99%, 7/21/2026 (5) (7)	Collateralized Securities	Diversified Investment Vehicles	431	14,651	—	(17,458)	544	2,263	—
MidOcean Credit CLO 2015-4A INC - 0.00%, 4/15/2027 (5) (7)	Collateralized Securities	Diversified Investment Vehicles	—	8,595	—	(6,795)	(5,310)	3,510	—
NewStar Arlington Senior Loan Program, LLC 14-1A SUB - 16.56%, 7/25/2025 (7)	Collateralized Securities	Diversified Investment Vehicles	3,546	24,788	—	(447)	—	(4,644)	19,697
NewStar Arlington Senior Loan Program, LLC 14-1A FR - L+11.00% (12.94%), 4/25/2031 (7)	Collateralized Securities	Diversified Investment Vehicles	664	4,425	18	—	—	169	4,612
Newstar Fairfield Fund CLO, Ltd. 2015-1RA F - L+7.50% (9.47%), 1/20/2027 (7)	Collateralized Securities	Diversified Investment Vehicles	1,244	8,580	162	—	—	467	9,209
Newstar Fairfield Fund CLO, Ltd. 2015-1RA SUB - 21.81%, 1/20/2027 (7)	Collateralized Securities	Diversified Investment Vehicles	1,639	11,895	—	(3,032)	—	(2,256)	6,607
OFSI Fund, Ltd. 2014-6A SUB - 0.00%, 3/20/2025 (5) (7)	Collateralized Securities	Diversified Investment Vehicles	—	3,008	—	(1,535)	(8,468)	6,995	—
OFSI Fund, Ltd. 2014-6A Side Letter - 0.00%, 3/20/2025 (7)	Collateralized Securities	Diversified Investment Vehicles	—	199	—	(238)	—	39	—
PCX Aerostructures, LLC - 6.00%, 8/9/2021 (6) (7)	Subordinated Debt	Industrials	464	—	6,023	—	—	(115)	5,908
PCX Aerostructures, LLC (7) (8)	Equity/Other	Industrials	—	—	—	—	—	—	—
PCX Aerostructures, LLC (7) (8)	Equity/Other	Industrials	—	—	—	—	—	—	—

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Portfolio Company (1)	Type of Asset	Industry	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2018	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (4)	Fair Value at December 31, 2019
PCX Aerostructures, LLC (7) (8)	Equity/Other	Industrials	$—	$—	$—	$—	$—	$—	$—
PennantPark Credit Opportunities Fund II, LP	Equity/Other	Diversified Investment Vehicles	647	8,705	304	—	—	(302)	8,707
Tap Rock Resources, LLC (7) (8)	Equity/Other	Energy	—	—	20,672	—	—	207	20,879
Tax Defense Network, LLC - L+6.00% (10.00%), 4/30/2020 (6) (7)	Senior Secured First Lien Debt	Consumer	(4)	1,195	—	(111)	—	178	1,262
Tax Defense Network, LLC - L+6.00% (10.00%), 4/30/2020 (6) (7)	Senior Secured First Lien Debt	Consumer	(30)	6,732	—	(631)	3	1,004	7,108
Tax Defense Network, LLC - L+10.00% (10.00%), 4/30/2020 (6) (7)	Senior Secured First Lien Debt	Consumer	—	—	2,357	—	—	—	2,357
Tax Defense Network, LLC (7) (8)	Equity/Other	Consumer	—	—	—	—	—	—	—
Tax Defense Network, LLC (7) (8)	Equity/Other	Consumer	—	—	—	—	—	—	—
Team Waste, LLC (7) (8)	Equity/Other	Industrials	—	2,235	—	—	—	—	2,235
Tennenbaum Waterman Fund, LP	Equity/Other	Diversified Investment Vehicles	1,381	10,137	—	—	—	(296)	9,841
THL Credit Greenway Fund II, LLC	Equity/Other	Diversified Investment Vehicles	1,636	7,435	—	(3,290)	—	(1,591)	2,554
TwentyEighty, Inc. (5) (7) (8)	Equity/Other	Business Services	—	—	—	(6,465)	6,465	—	—
TwentyEighty, Inc. - L+8.00% (10.33%), 3/31/2020 (5) (6) (7)	Senior Secured First Lien Debt	Business Services	40	300	13	(304)	17	(26)	—
TwentyEighty, Inc. - 8.00%, 3/31/2020 (5) (6) (7)	Senior Secured First Lien Debt	Business Services	1,013	6,422	813	(6,754)	481	(962)	—
TwentyEighty, Inc. - 9.00%, 3/31/2020 (5) (6) (7)	Senior Secured First Lien Debt	Business Services	992	6,158	981	(6,709)	438	(868)	—
Vantage Mobility International, LLC - L+6.00% (7.80%), 6/30/2023 (6) (7)	Senior Secured Second Lien Debt	Transportation	—	—	2,742	—	—	141	2,883
Vantage Mobility International, LLC - L+6.00% (8.44%), 6/30/2023 (5)	Senior Secured First Lien Debt	Transportation	—	—	2,351	(2,351)	—	—	—
Vantage Mobility International, LLC - L+7.75% (10.26%), 9/1/2021 (5) (7)	Subordinated Debt	Transportation	480	—	5,842	(5,490)	(509)	157	—
Vantage Mobility International, LLC (7) (8)	Equity/Other	Transportation	—	—	3,140	—	—	(2,198)	942
Vantage Mobility International, LLC (7) (8)	Equity/Other	Transportation	—	—	—	—	—	—	—
Vantage Mobility International, LLC (7) (8)	Equity/Other	Transportation	—	—	—	—	—	—	—
Whitehorse, Ltd. 2014-1A SUB - 0.00%, 5/1/2026 (7)	Collateralized Securities	Diversified Investment Vehicles	18	3,975	—	(1,895)	—	(1,794)	286
Whitehorse, Ltd. 2014-1A Side Letter - 10.44%, 5/1/2026 (7)	Collateralized Securities	Diversified Investment Vehicles	8	297	—	(342)	—	80	35
Whitehorse, Ltd. 2014-1A E - L+4.55% (6.46%), 5/1/2026 (7)	Collateralized Securities	Diversified Investment Vehicles	297	—	7,314	—	—	(260)	7,054

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts, percentages and as otherwise indicated)

For the period ended September 30, 2020

(Unaudited)

Portfolio Company (1)	Type of Asset	Industry	Amount of dividends and interest included in income	Beginning Fair Value at December 31, 2018	Gross additions*	Gross reductions**	Realized Gain/(Loss)	Change in Unrealized Gain (Loss) (4)	Fair Value at December 31, 2019
World Business Lenders, LLC (7) (8)	Equity/Other	Financials	$—	$3,759	$—	$(3,755)	$—	$(4)	$—
Total Affiliate Investments			$17,282	$176,560	$58,387	$(91,732)	$(21,341)	$7,652	$129,526
Total Control & Affiliate Investments			$54,954	$484,240	$323,141	$(284,547)	$(62,708)	$75,917	$536,043

*     Gross additions include increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the amortization of unearned income, the exchange of one or more existing securities for one or more new securities, and the movement of an existing portfolio company into this category from a different category.

**     Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities, and the movement of an existing portfolio company out of this category into a different category.

(1)	The principal amount and ownership detail are shown in the consolidated schedules of investments.

(2)	This investment was not deemed significant under Regulation S-X as of December 31, 2019.

(3)	For the year ended December 31, 2019, the Company had determined that it must include audited financial statements of Kahala Ireland Opco Designated Activity Company because it was a controlled investment and was required to do so under SEC Rule 3-09. The audited financial statements were attached as Exhibit 99.1 in the Company's 2019 Form 10-K.

(4)	Gross of net change in deferred taxes in the amount of $1.0 million.

(5)	Investment no longer held as of December 31, 2019.

(6)	Investment paid or has the option to pay all or a portion of interest and dividends via payment-in-kind.

(7)	The fair value of investments with respect to securities for which market quotations are not readily available is determined in good faith by the Company's Board of Directors as required by the 1940 Act. Such investments are valued using significant unobservable inputs (See Note 3 to the consolidated financial statements).

(8)	Investment is non-income producing at December 31, 2019.

Dividends and interest for the year ended December 31, 2019 attributable to Controlled and Affiliated investments no longer held as of December 31, 2019 were $5.5 million.

Realized loss for the year ended December 31, 2019 attributable to Controlled and Affiliated investments no longer held as of December 31, 2019 was $67.1 million.

Change in unrealized gain for the year ended December 31, 2019 attributable to Controlled and Affiliated investments no longer held as of December 31, 2019 was $64.6 million.

Note 16 – Subsequent Events

The Company has evaluated subsequent events through the filing of this Form 10-Q and has determined that there have been no events that have occurred that would require adjustments to the Company’s disclosures in the consolidated financial statements.

Business Development Corporation of America

55,000,000 Shares of Common Stock

PART C

OTHER INFORMATION

Item 25. Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of Business Development Corporation of America are included in Part A “Information Required to be in the Prospectus” of the Registration Statement.

C-1

C-2

(2) Exhibits

(a)(1)	Third Articles of Amendment and Restatement of the Company (previously filed as Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 filed on August 10, 2017 and herein incorporated by reference).
(b)	Amended and Restated Bylaws (previously filed as Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 filed on August 10, 2017 and herein incorporated by reference).
(c)	Not applicable
(d)	Forms of Subscription Agreement (included in the Company’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (File No. 333-193241) filed on June 25, 2015 as Appendices A(1) and A(2))
(e)	Distribution Reinvestment Plan (previously filed as Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 and filed on August 13, 2015, and herein incorporated by reference).
(f)	Not applicable
(g)(1)	Investment Advisory and Management Services Agreement dated as of February 1, 2019 by and between the Company and the Adviser (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 1, 2019 and herein incorporated by reference)
(h)	Not applicable
(i)	Not applicable
(j)	Custody Agreement dated August 13, 2012 by and between the Company and U.S. Bank National Association (previously filed as Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on August 17, 2012 and herein incorporated by reference).
(k)(1)	Administration Agreement, dated as of November 1, 2016, between the Company and Benefit Street Partners L.L.C. (previously filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on November 2, 2016 and incorporated herein by reference).
(k)(3)	Amended and Restated Fund Administration Servicing Agreement by and between the Company and U.S. Bancorp Fund Services, LLC (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 17, 2015 and herein incorporated by reference).
(k)(4)	Amended and Restated Fund Accounting Servicing Agreement by and between the Company and U.S. Bancorp Fund Services, LLC (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 17, 2015 and herein incorporated by reference).
(k)(5)	Loan and Servicing Agreement, together with Exhibits thereto, among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC, Wells Fargo Bank, National Association, Lenders and Lenders Agents from time to time party hereto and U.S. Bank National Association, each dated as of July 24, 2012 (previously filed as Exhibit 10.15 to the Company’s Current Report on Form 8-K filed on August 7, 2012 and herein incorporated by reference).
(k)(6)	Purchase and Sale Agreement by and between the Company and BDCA Funding I, LLC, dated as of July 24, 2012 (previously filed as Exhibit 10.16 to the Company’s Current Report on Form 8-K filed on August 7, 2012 and herein incorporated by reference).
(k)(7)	Collection Account Agreement by and among U.S. Bank National Association, Wells Fargo Securities, LLC, BDCA Funding I, LLC and the Company, dated as of July 24, 2012 (previously filed as Exhibit 10.17 to the Registrant’s Current Report on Form 8-K filed on August 7, 2012 and herein incorporated by reference).
(k)(8)	Amendment No. 1 to Loan and Servicing Agreement, among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, dated as of January 14, 2013 (previously filed as Exhibit 10.16 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on May 15, 2013 and herein incorporated by reference).
(k)(9)	Amendment No. 2 to Loan and Servicing Agreement, among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, dated as of April 26, 2013 (previously filed as Exhibit 10.17 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on May 15, 2013 and herein incorporated by reference).

C-3

(k)(10)	Amendment No. 1 to Purchase and Sale Agreement, entered into by and between BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC, Wells Fargo Bank, National Association and U.S. Bank National Association, dated as of April 26, 2013 (previously filed as Exhibit 10.18 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed on May 15, 2013 and herein incorporated by reference).
(k)(11)	Amendment No. 3 to Loan and Servicing Agreement, among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, dated as of September 9, 2013 (Filed as Exhibit 10.20 to the Registrant’s Quarterly Report on Form 10-Q filed on November 13, 2013 and incorporated by reference herein).
(k)(12)	Credit and Security Agreement, dated as of June 27, 2014, by and between BDCA-CB Funding LLC, the financial institutions and other lenders from time to time party thereto, Citibank, N.A., as administrative agent, U.S. Bank National Association, as collateral agent and custodian, and the Company (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 2, 2014 and herein incorporated by reference).
(k)(13)	Account Control Agreement, dated as of June 27, 2014, by and between BDCA-CB Funding, LLC, as pledger, U.S. Bank National Association as collateral agent and securities intermediary (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 2, 2014 and herein incorporated by reference).
(k)(14)	Collateral Administration Agreement, dated as of June 27, 2014, between BDCA-CB Funding, LLC, as borrower, Business Development Corporation of America, as collateral manager, Citibank, N.A., as administrative agent, and U.S. Bank National Association, as collateral administrator (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on July 2, 2014 and herein incorporated by reference).
(k)(15)	Amendment No. 4 to Loan and Servicing Agreement, dated as of June 30, 2014 (as amended), by and among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, and U.S. Bank National Association (previously filed as Exhibit 10.29 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed on August 14, 2014 and herein incorporated by reference).
(k)(16)	Second Supplemental Indenture, dated as of May 16, 2018, relating to the 5.375% Notes due 2023, by and between the Company and U.S. Bank National Association, as trustee (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on May 16, 2018 and herein incorporated by reference).
(k)(17)	Form of 5.375% Note due 2023 sold in reliance on Rule 144A of the Securities Act. (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on May 16, 2018 and herein incorporated by reference).
(k)(18)	Form of 5.375% Note due 2023 sold in reliance on Rule 501(a)(1), (2), (3) or (7) under the Securities Act. (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on May 16, 2018 and herein incorporated by reference).
(k)(19)	Purchase Agreement, dated as of May 11, 2018 relating to the 5.375% Notes due 2023, by and between the Company, BDCA Adviser, LLC and Sandler O’Neill & Partners, L.P (filed as Exhibit 4.5 to the Company’s Current Report on Form 8-K filed on May 16, 2018 and herein incorporated by reference).
(k)(20)	Rule 144A Global Class A Notes and Regulation S Global Class A Notes (included in Exhibit A to Exhibit 10.2 to the Company’s Current Report on Form 8-K previously filed on April 7, 2015 and herein incorporated by reference).
(k)(21)	Form of Indemnification Agreement (previously filed as Exhibit 10.40 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed on May 4, 2015 and incorporated herein by reference).
(k)(22)	Amendment No. 10 to Loan and Servicing Agreement, dated as of April 3, 2018 (as amended), by and among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, and U.S. Bank National Association (previously filed as Exhibit (k)(34) to the Company’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (File No. 333-210619) filed on April 20, 2018 and herein incorporated by reference).
(k)(23)	Amendment No. 11 to Loan and Servicing Agreement, dated as of May 9, 2018, by and among BDCA Funding I, LLC, the Company, Wells Fargo Securities, LLC and Wells Fargo Bank, National Association, and U.S. Bank National Association (previously filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 10, 2018 and herein incorporated by reference).
(k)(24)	Amendment No. 12 to Loan and Servicing Agreement, dated as of November 8, 2018, by and among BDCA Funding I, LLC, the Company, Wells Fargo Bank, National Association, each of the Lenders and Lender Agents party thereto and U.S. Bank National Association (filed as Exhibit 10.1 to the Company’s Current Report on form 8-K on November 13, 2018 and herein incorporated by reference).

C-4

(k)(25)	Amendment No. 13 to Loan and Servicing Agreement, dated as of December 21, 2018, by and among BDCA Funding I, LLC, the Company, Wells Fargo Bank, National Association, each of the Lenders and Lender Agents party thereto and U.S. Bank National Association (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 26, 2018 and herein incorporated by reference).
(k)(26)	Amendment No. 14 to Loan and Servicing Agreement, dated as of March 15, 2019, by and among BDCA Funding I, LLC, the Company, Wells Fargo Bank, National Association, each of the Lenders and Lender Agents party thereto and U.S. Bank National Association (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 20, 2019 and herein incorporated by reference).
(k)(27)	Fifth Amendment to Credit and Security Agreement, dated as of November 28, 2017, among BDCA-CB Funding, LLC, as borrower, the Lenders party thereto, Citibank, N.A., as administrative agent, and Business Development Corporation of America, as collateral manager (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 30, 2017 and herein incorporated by reference).
(k)(28)	Sixth Amendment to Credit and Security Agreement, dated as of May 31, 2019, among BDCA-CB Funding, LLC, as borrower, the Lenders party thereto, Citibank, N.A., as administrative agent, and Business Development Corporation of America, as collateral manager (previously filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 13, 2019 and herein incorporated by reference).
(k)(29)	Seventh Amendment to Credit and Security Agreement, dated as of June 27, 2019, among BDCA-CB Funding, LLC, as borrower, the Lenders party thereto, Citibank, N.A., as administrative agent, and Business Development Corporation of America, as collateral manager (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 1, 2019 and herein incorporated by reference).
(k)(30)	Loan and Servicing Agreement, dated as of July 7, 2020, by and among the Corporation, BDCA Asset Financing, LLC, Massachusetts Mutual Life Insurance Company and the other Lenders from time to time party thereto, U.S. Bank National Association, as the Administrative Agent, Massachusetts Mutual Life Insurance Company, as the Facility Servicer, the Corporation, as Portfolio Asset Servicer, and U.S. Bank National Association as the Collateral Custodian (previously filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 9, 2020 and herein incorporated by reference).
(k)(31)	Master Participation Agreement, dated as of July 7, 2020, by and among the Corporation and BDCA Asset Financing, LLC (previously filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 9, 2020 and herein incorporated by reference).
(k)(32)	Account Control Agreement, dated as of July 7, 2020, by and among BDCA Asset Financing, LLC, as borrower, U.S. Bank National Association and administrative agent, Massachusetts Mutual Life Insurance Company, as facility servicer and U.S. Bank National Association as securities intermediary (previously filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on July 9, 2020 and herein incorporated by reference)
(k)(33)	Amendment No. 15 to Loan and Servicing Agreement, dated as of July 7, 2020, by and among BDCA Funding I, LLC, the Corporation, Wells Fargo Bank, National Association, each of the Lenders and Lender Agents party thereto and U.S. Bank National Association (previously filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on July 9, 2020 and herein incorporated by reference).
(k)(34)	Loan and Security Agreement, dated as of August 28, 2020, among BDCA 57th Street Funding, LLC, as Borrower, the Corporation, as Portfolio Manager, the Lenders party thereto, U.S. Bank National Association, as Collateral Agent, Collateral Administrator and Securities Intermediary, and JPMorgan Chase Bank, National Association, as Administrative Agent (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 3, 2020 and herein incorporated by reference).
(k)(35)	Loan and Servicing Agreement, dated as of August 28, 2020, among BDCA Funding I, LLC, as the Borrower, the Corporation, as the Collateral Manager, each of the Lenders from time to time party thereto, Wells Fargo Bank, National Association, as the Administrative Agent, and U.S. Bank National Association, as the Collateral Agent and as the Collateral Custodian (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 3, 2020 and herein incorporated by reference).
(k)(36)	Sale Agreement, dated as of August 28, 2020, between 57th Street Funding, LLC and the Corporation (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on September 3, 2020 and herein incorporated by reference).
(k)(37)	Purchase and Sale Agreement, dated as of August 28, 2020, between the Corporation and BDCA Funding I, LLC (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 3, 2020 and herein incorporated by reference).
(l)	Opinion of Dechert LLP (filed herewith)
(m)	Not applicable
(n)(1)	Consent of Independent Registered Public Accounting Firm (filed herewith).
(n)(2)	Consent of Independent Auditors Regarding Kahala Ireland Opco Designated Activity Company (filed herewith).
(o)	Not applicable
(p)	Subscription Agreement by and between the Company and Adviser (filed as part of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File No. 333-166636) filed on November 24, 2010, and herein incorporated by reference).
(q)	Not applicable
(r)	Code of Ethics (previously filed as Exhibit 14 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 filed on May 4, 2015 and herein incorporated by reference).
99.1	Kahala Ireland Opco Designated Activity Company Consolidated Financial Statements for the years ended December 31, 2019 and December 31, 2018 (filed herewith).

C-5

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

SEC registration fee	$53,128
FINRA filing fee	$37,339
Printing and mailing expenses	$9,000
Legal fees and expenses	$35,000
Accounting fees and expenses	$15,000
Transfer agent fees	$3,000
Miscellaneous (1)	$10,000
Total	$162,467

(1)	These miscellaneous expenses include issuer seminar, office rent and utilities, rental equipment, repairs and maintenance, telephone and internet, hardware and software, software licenses and maintenance, supplies, office furniture, website hosting and development and industry associations and sponsorships.

The amounts set forth above, except for the SEC and FINRA fees, will in each case be estimated and assumed that we sell all of the shares being registered by this registration statement. All of the expenses set forth above will be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control

See “Management”, “Certain Relationships and Related Party Transactions” and “Control Persons and Principal Stockholders” in the prospectus contained herein.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at January 31, 2021.

Title of Class	Number of Record Holders
Common stock, $0.001 par value per share	37,299

Item 30. Indemnification

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

C-6

Our charter contains a provision that limits the liability of our directors and officers to us and our stockholders for money damages and our charter requires us to indemnify and advance expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) to (i) any present or former director or officer or (ii) any individual who, while a director or officer and, at our request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in such capacity from and against any claim or liability to which such person may become subject or which such person may incur.

Separately, our Investment Advisory Agreement provides that we will indemnify and hold harmless our Adviser and its affiliates from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by such indemnified parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Company or its security holders) in connection with the performance of the Adviser’s duties as our investment adviser to the extent that such person’s liabilities are not fully reimbursed by insurance, and to the extent that such indemnification would not be inconsistent with our charter, Maryland law or the 1940 Act, which prohibits indemnification for certain breaches of fiduciary duties. In addition, the Investment Advisory Agreement provides that we may not indemnify an indemnitee for any liability or loss suffered by such indemnitee nor hold harmless such indemnitee for any loss or liability suffered by us unless (1) the indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of our Company, (2) the indemnitee was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by our Adviser, an affiliate of our Adviser or director of the Company and (4) the indemnification or agreement to hold harmless is only recoverable out of our net assets and not from our stockholders. In addition, we expect that our Adviser will indemnify us for losses or damages arising out of its willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Investment Advisory Agreement. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

In addition, pursuant to the Investment Advisory Agreement and our indemnification agreements, we will not provide indemnification to a person for any loss or liability arising from an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (1) there has been a successful adjudication on the merits of each count involving alleged material securities law violations; (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or (3) a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered and sold as to indemnification for violations of securities laws.

We may advance funds to an indemnitee for legal expenses and other costs incurred as a result of legal action for which indemnification is being sought only if all of the following conditions are met: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on our behalf; (ii) the indemnitee has provided us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; (iii) the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iv) the indemnitee undertakes to repay the advanced funds to us, together with the applicable legal rate of interest thereon, in cases in which he or she is found not to be entitled to indemnification. We may not incur the cost of that portion of liability insurance which insures the indemnitee for any liability as to which the indemnitee is prohibited from being indemnified under our charter and bylaws.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking: “Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue”.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which our Adviser, and each director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management” and “Investment Advisory and Management Services Agreement.”

C-7

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder will be maintained at the offices of:

(1)	the Registrant

(2)	the Transfer Agent, 430 W. 7 th Street, Kansas City, MO 64105;

(3)	the Custodian, 425 Walnut Street, Cincinnati, OH 45202-3923

(4)	the Investment Adviser, 9 West 57 th Street, 49 th Floor, Suite 4920, New York, New York, 10019.

Item 33. Management Services

Not Applicable.

C-8

Item 34. Undertakings

We hereby undertake:

(1)          To suspend the offering of shares until the prospectus is amended if:

(i)           subsequent to the effective date of this registration statement, our NAV declines more than ten percent from our NAV as of the effective date of this registration statement, or

(ii)          our NAV increases to an amount greater than our net proceeds as stated in the prospectus.

(2)          To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)          to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)         to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)          That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)          That for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: the undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)           any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(ii)          the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)         any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

C-9

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 4th day of March, 2021.

BUSINESS DEVELOPMENT CORPORATION OF AMERICA

By:	/s/ Richard J. Byrne
Name:	Richard J. Byrne
Title:	Chief Executive Officer, President and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 has been signed by the following persons on behalf of the Registrant, and in the capacities indicated, on the 4th day of March, 2021.

	Signature	Title	Date

	/s/ Richard J. Byrne	Chief Executive Officer, President and Chairman of the Board	March 4, 2021
	Richard J. Byrne	(Principal Executive Officer)

	/s/ Nina K. Baryski	Chief Financial Officer and Treasurer	March 4, 2021
	Nina K. Baryski	(Principal Financial and Principal Accounting Officer)

	*	Independent Director	March 4, 2021
Lee S. Hillman

	*	Independent Director	March 4, 2021
Ronald J. Kramer

	*	Independent Director	March 4, 2021
Leslie D. Michelson

	*	Independent Director	March 4, 2021
Edward G. Rendell

	*	Independent Director	March 4, 2021
Dennis M. Schaney

*By:	/s/ Nina K. Baryski
Name: Nina K. Baryski
Title: Attorney-in-fact

C-10